14

07020996

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Capstone Mining Corp.

*CURRENT ADDRESS #401, 750 West Pender St.
Vancouver, B.C. V6C 2T8

**FORMER NAME

PROCESSED
FEB 15 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35060 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE : 2/12/07



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **July 21, 2006 04:07 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	INCORPORATION NUMBER **BC0330338**
CAPSTONE MINING CORP. 401 - 750 WEST PENDER STREET VANCOUVER BC V6C 2T8 CANADA	DATE OF RECOGNITION **July 17, 1987**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **July 17, 2006**

OFFICER INFORMATION AS AT July 17, 2006

Last Name, First Name, Middle Name:
BARNES, ROBERT

Office(s) Held: (Vice President)

Mailing Address:
1220 5TH
SPEARFISH SD 57783
UNITED STATES

Delivery Address:
1220 5TH
SPEARFISH SD 57783
UNITED STATES

Last Name, First Name, Middle Name:
HOWE, JASON (name corrected, formerly Howe, Jason)
Office(s) Held: (CFO)

Mailing Address:
3881 159TH STREET
SURREY BC V3S 0Y3
CANADA

Delivery Address:
3881 159TH STREET
SURREY BC V3S 0Y3
CANADA

Last Name, First Name, Middle Name:
PAPETTI, SARAH
Office(s) Held: (Secretary)

Mailing Address:
3886 NORWOOD AVENUE
NORTH VANCOUVER BC V7N 3R2
CANADA

Delivery Address:
3886 NORWOOD AVENUE
NORTH VANCOUVER BC V7N 3R2
CANADA

Last Name, First Name, Middle Name:
PYLOT, DARREN
Office(s) Held: (CEO, Chair, President)

Mailing Address:
1135 WEST 27TH AVENUE
VANCOUVER BC V6H 2B7
CANADA

Delivery Address:
1135 WEST 27TH AVENUE
VANCOUVER BC V6H 2B7
CANADA

Last Name, First Name, Middle Name:
WILSON, HUGH
Office(s) Held: (Other Office(s))

Mailing Address:
1940 - 128TH STREET
SURREY BC V4A 3V4
CANADA

Delivery Address:
1940 - 128TH STREET
SURREY BC V4A 3V4
CANADA



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
February 8, 2006

This Notice of Articles was issued by the Registrar on: February 8, 2006 03:37 PM Pacific Time

Incorporation Number: **BC0330338**

Recognition Date: Incorporated on July 17, 1987

NOTICE OF ARTICLES

Name of Company:

CAPSTONE MINING CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
401 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

Delivery Address:
401 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
401 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

Delivery Address:
401 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA


RECEIVED

DIRECTOR INFORMATION

ɿst Name, First Name, Middle Name:
MARR, JOHN MUNRO (J.)

Mailing Address:
2630 HAYWOOD AVE
W VANCOUVER BC
FULL NAME: JOHN MUNRO (JACK) V7V1Y6

Delivery Address:
2630 HAYWOOD AVE
W VANCOUVER BC
FULL NAME: JOHN MUNRO (JACK) V7V1Y6

Last Name, First Name, Middle Name:
PYLOT, DARREN

Mailing Address:
1135 WEST 27TH AVENUE
VANCOUVER BC V6N2B7

Delivery Address:
1135 WEST 27TH AVENUE
VANCOUVER BC V6N2B7

Last Name, First Name, Middle Name:
Chan, Tony Yee Chong

Mailing Address:
67 - 6888 ROBSON DRIVE
RICHMOND BC V7C 5T6
CANADA

Delivery Address:
67 - 6888 ROBSON DRIVE
RICHMOND BC V7C 5T6
CANADA

' ast Name, First Name, Middle Name:
.iorsen, Kenneth Robert

Mailing Address:
1936 EUREKA AVENUE
PORT COQUITLAM BC V3C 5P5
CANADA

Delivery Address:
1936 EUREKA AVENUE
PORT COQUITLAM BC V3C 5P5
CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

January 12, 2005

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	common Shares	Without Par Value Without Special Rights or Restrictions attached



Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Cover Sheet

Fang & Associates
CAPSTONE MINING CORP.
P.O. BOX 10037, PACIFIC CENTRE
SUITE 1925 - 700 WEST GEORGIA STREET
VANCOUVER BC V7Y 1A1

Confirmation of Service

Form Filed:	Notice of Alteration
Date and Time of Filing:	February 8, 2006 03:37 PM Pacific Time
Alteration Effective Date:	The alteration is to take effect at the time that this application is filed with the Registrar.
Name of Company:	CAPSTONE MINING CORP.
Incorporation Number:	**BC0330338**

This package contains:

- Certified Copy of the Notice of Articles
- Certificate of Name Change

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**April 22, 2005 11:14 AM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on April 22, 2005 11:14 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0330338

Name of Company:
CAPSTONE GOLD CORP.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

ADD A RESOLUTION DATE:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

New Resolution Date:
January 12, 2005

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	common Shares	Without Par Value Without Special Rights or Restrictions attached



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Cover Sheet

CAPSTONE GOLD CORP.
Pick up by:

CAPSTONE GOLD CORP.

Confirmation of Service

Form Filed:	Notice of Change of Directors
Date and Time of Filing:	December 13, 2005 12:27 PM Pacific Time
Name of Company:	CAPSTONE GOLD CORP.
Incorporation Number:	**BC0330338**

This package contains:

- Certified Copy of the Notice of Articles

Check your documents carefully to ensure there are no errors or omissions. If errors or omissions are discovered, please contact the Corporate Registry for instructions on how to correct the errors or omissions.



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
December 13, 2005

This Notice of Articles was issued by the Registrar on: December 13, 2005 12:27 PM Pacific Time

Incorporation Number: **BC0330338**

Recognition Date: Incorporated on July 17, 1987

NOTICE OF ARTICLES

Name of Company:

CAPSTONE GOLD CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
401 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

Delivery Address:
401 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
401 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

Delivery Address:
401 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
MARR, JOHN MUNRO (J.)

Mailing Address:
2630 HAYWOOD AVE
W VANCOUVER BC
FULL NAME: JOHN MUNRO (JACK) V7V1Y6

Delivery Address:
2630 HAYWOOD AVE
W VANCOUVER BC
FULL NAME: JOHN MUNRO (JACK) V7V1Y6

Last Name, First Name, Middle Name:
PYLOT, DARREN

Mailing Address:
1135 WEST 27TH AVENUE
VANCOUVER BC V6N2B7

Delivery Address:
1135 WEST 27TH AVENUE
VANCOUVER BC V6N2B7

Last Name, First Name, Middle Name:
Chan, Tony Yee Chong

Mailing Address:
67 - 6888 ROBSON DRIVE
RICHMOND BC V7C 5T6
CANADA

Delivery Address:
67 - 6888 ROBSON DRIVE
RICHMOND BC V7C 5T6
CANADA

Last Name, First Name, Middle Name:
Thorsen, Kenneth Robert

Mailing Address:
1936 EUREKA AVENUE
PORT COQUITLAM BC V3C 5P5
CANADA

Delivery Address:
1936 EUREKA AVENUE
PORT COQUITLAM BC V3C 5P5
CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

January 12, 2005

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	common Shares	Without Par Value Without Special Rights or Restrictions attached

CAPSTONE MINING CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE is hereby given that the Annual and Special Meeting (the "Meeting") of **CAPSTONE MINING CORP.** (the "Company") will be held on **January 11, 2007** at 401-750 West Pender Street, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period ending **August 31, 2006** together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at 5.

5. To consider and, if thought fit, pass, by an ordinary resolution of disinterested shareholders, being a majority of votes cast excluding insiders, and associates, entitled to receive stock options (such insiders, and associates, holding an aggregate of 824,709 shares), approving the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the Toronto Stock Exchange.

6. To consider and, if thought fit, pass by an ordinary resolution of disinterested shareholders, being a majority of votes cast excluding insiders, and associates, entitled to receive stock options (such insiders, and associates, holding an aggregate of 824,709 shares) authorizing the Company to reserve and issue up to 250,000 bonus common shares to directors, senior officers, employees and consultants of the Company and its subsidiary for extraordinary contributions to the advancement of the Company.

7. To approve the Shareholder Rights Plan Agreement.

8. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

9. To transact such other business as may properly come before the meeting.

An Information Circular, report of the auditor and the audited financial statements of the Company for the year ended **August 31, 2006**, with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, this 22nd day of November, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF CAPSTONE MINING CORP.

Per: *"Darren M. Pylot"*
Darren M. Pylot, Director, C.E.O. and President

CAPSTONE MINING CORP.

INFORMATION CIRCULAR

This information circular contains information as at **November 15, 2006**.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual and Special Meeting (the "Meeting") of the shareholders of **CAPSTONE MINING CORP.** (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to: each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors; any amendment to or variation of any matter identified therein, and any other matters that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, COMPUTERSHARE INVESTOR SERVICES INC, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or to the Company prior to the commencement of

the Meeting. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by the Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly

authorized, and by delivering the proxy bearing a later date to COMPUTERSHARE INVESTOR SERVICES INC, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or at the address of the registered office of the Company at 401 – 750 West Pender Street, Vancouver, B.C. V6C 2T8, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed **November 27, 2006** as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of **November 15, 2006**, the Company had outstanding 80,833,512 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owned, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended **August 31, 2006** and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except a special resolution will be required to change the name of the Company. A special resolution is a resolution passed by a majority of not less than **two thirds** of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at 4. The board proposes that the number of directors be determined at 5. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 5.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia *Business Corporations Act* ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at **November 15, 2006.**

Name, Position and Country of Residence	Principal Occupation or Employment	Date since a Director of the Company	Shares Beneficially Owned
Darren M. Pylot Chairman, President, C.E.O. & Director Canada	Director of East Asia Minerals Corporation from January 2004 to present; Director of Phage Therapeutics Inc. from May 1998 to March 2005; President of Stealth Investments Corp. from March 1996 to present; Controller of Ourominas Minerals Inc. from February 1995 to February 1996; Accounting of Crystallex Mining Co. from October 1991 to January 1995.	February 13, 1995	416,509
Jack M. Marr Director Canada	Geologist; Director and VP Exploration of Geodex Minerals Ltd. from February 1993 to present; Director of Spirit Bear Resources from November 2004 to present; Director of East Asia Minerals Corporation from May 2004 to present; Senior VP Exploration of Crosshair Exploration & Mining Corp. from January 2003 to June 2004; Director of La Mancha Resources Inc. from October 1999 to August 2005; Director of X-Tal Resources from October 1999 to August 2005; Director of IMA Resources from June 1996 to June 1997; Director of Soho Resources Corp. from May 1993 to September 2001; VP Exploration of Teryl Resources Corp. from February 1992 to August 1995.;; .	December 6, 2002	20,000
Tony Chan Director Canada	Vice President of Clarity Capital Corporation from 2005 to present; Director and Vice-President of Golden Capital Securities Ltd. from inception in 1990 to 2004.	April 30, 2004	25,000
Kenneth Thorsen Director Canada	Director of Silverstone Resources Corp. from November 2005 to present; Director of New Dimensions Ltd. from November 2005 to present; Director of Aurea Mining Inc. from November 2004 to present; Director of Rodinia Minerals Inc. from November 2004 to present; Sole Proprietor of Thorsen Consulting from October 2004 to present; Director of Donner Metals Ltd. from October 1996 to August 1999 and from May 2004 to present; Director of Pacifica Resources Ltd. from October 2004 to present; Director and VP Exploration of Fury Explorations Ltd. from September 2003 to present; Director and VP Exploration of Bell Coast Capital Corp. from September 2002 to present; Director of Miranda Mining Corporation from July 2002 to August 2003; Director of Boulder Mining Corporation from February 2002 to present. .	July 5, 2004	40,000

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada. Details of remuneration paid to the Company's executive officers are set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of **Tony Chan, Jack M. Marr and Kenneth Thorsen**.

The Directors may hire outside advisers at the Company's expense, subject to the approval of the Corporate Governance Committee.

AUDIT COMMITTEE

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2. At least one of the members of the Audit Committee shall be financially literate.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the Board of Directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting

initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are **Tony Chan, Jack M. Marr and Kenneth Thorsen**, all of whom are independent and financially literate. Mr. Chan, as a former principal of Golden Capital Securities Ltd., and Messrs. Marr and Thorsen, as directors and officers of mineral resource exploration and development public companies, have an understanding of the accounting principles used, can assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves and evaluate financial statements in the context of the mineral resource sector and possess an understanding of internal controls and procedures for financial reporting.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by **Davidson & Company LLP**, Chartered Accountants, of Vancouver, British Columbia to the Company to ensure auditor independence. Fees incurred with **Davidson & Company LLP**, Chartered Accountants, of Vancouver, British

Columbia for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	*Fees Paid to Auditor in Year ended **August 31, 2006***	*Fees Paid to Auditor in the **prior Fiscal Year***
Audit Fees(1)	$81,600	$40,000
Audit-Related Fees(2)	4,643	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	12,796	$1,605
Total	99,039	$41,605

(1) **"Audit Fees"** include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) **"Audit-Related Fees"** include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) **"Tax Fees"** include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) **"All Other Fees"** include all other non-audit services.

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

APPOINTMENT OF AUDITOR

Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds **$150,000** and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Employment Contracts

Consulting Agreement dated **March 1, 2006**, between the Company and Stealth Investments Corp., whereby Stealth Investments Corp. acts an independent contractor to the Issuer regarding personnel management, finance accounting and insurance, planning, physical facilities and supplies, and shareholder relations and corporate finance at a rate of $190,000 per year, for a term of one year, renewable subject to review by the board of directors of the Issuer. Darren M. Pylot is the sole director of Stealth Investments Corp.;

Employment Agreement dated for reference **March 1, 2006** between the Company and Robert Barnes, whereby Robert Barnes acts as Vice President of Mining Operations/Production to the Company at a salary of US$150,000 per year, for a term of one year, renewable subject to review by the board of directors of the Company.

Employment Agreement dated for reference **March 1, 2006** between the Company and Hugh Willson, whereby Hugh Willson acts as Vice President of Exploration to the Company at a salary of $135,000

per year, for a term of one year, renewable subject to review by the board of directors of the Company. This agreement was terminated effective September 30, 2006. Wish Resources Inc., wholly owned by Mr. Willson entered into a consulting agreement effective **October 1, 2006** to provide geoscientific consulting services at the contract rate of $160,000 plus G.S.T.

Employment Agreement dated for reference **March 1, 2006** between the Company and Jason Howe, whereby Jason Howe acts as Chief Financial Officer to the Company at a salary of $100,000 per year, for a term of one year, renewable subject to review by the board of directors of the Company.

The compensation of the CEO, **Darren M. Pylot**, was determined through a review carried out by the Board of Directors.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards	Payouts		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Darren M. Pylot, CEO	**2006**	Nil	20,000	$185,000[1]	200,000	Nil	Nil	Nil
Darren M. Pylot, CEO	**2005**	Nil	50,000	160,200	200,000	Nil	Nil	Nil
Darren M. Pylot, CEO	**2004**	Nil	20,000	111,900	100,000	Nil	Nil	Nil
Jason Howe, CFO	**2006**	92,500	10,000	Nil	150,000	Nil	Nil	Nil
Jason Howe, CFO	**2005**	78,333	8,000	Nil	100,000	Nil	Nil	Nil
Jason Howe, CFO	**2004**	25,000	Nil	Nil	100,000	Nil	Nil	Nil
Robert B. Barnes, Vice Presidents	**2006**	137,500US	20,000US	Nil	150,000	Nil	Nil	Nil
Robert B. Barnes	**2005**	Nil	Nil	Nil	250,000	Nil	Nil	Nil

[1] Paid to Stealth Investments Corp.

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE

MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Darren M. Pylot	200,000	15.6%	$1.57	$1.57	March 9, 2011
Jason Howe	150,000	11.7%	$1.57	$1.57	March 9, 2011
Robert Barnes	150,000	11.7%	$1.57	$1.57	March 9, 2011

AGGREGATE OPTION/SAR EXERCISES DURING

THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in The Money Options at FY-End ($) Exercisable/Unexercisable
Darren M. Pylot	275,000	$356,500	250,000/50,000	$54,500/$500
Jason Howe	100,000	$179,000	212,500/37,500	$54,125/$375
Robert Barnes	200,000	$276,000	162,500/37,500	$27,625/$375

COMPENSATION ARRANGEMENTS

Composition of the Compensation Committee

The Issuer's Compensation Committee consists of **Tony Chan, Jack M. Marr, and Ken Thorsen.** None of them has ever been an officer or executive officer or employee of the Issuer. However, they are all directors of the Issuer – Tony Chan since April 2004, Jack M. Marr since December 2002, and Ken Thorsen since July 2004.

None of them has any relationship requiring disclosure by the Issuer under Form 51-102F5 Item 10 or Item 11.

Compensation of Directors

NAME OF DIRECTOR, AND DATES OF DIRECTORHIP	COMPENSATION ARRANGEMENTS
Darren M. Pylot February 13, 1995 to current	**Consulting** Agreement dated March 1, 2006, between the Company and Stealth Investments Corp., whereby Stealth Investments Corp. acts an independent contractor to the Company regarding personnel management, finance accounting and insurance, planning, facilities and supplies, and shareholder relations and corporate finance at a rate of $15,833 per month, for a term of one year, renewable subject to review by the board of directors of the Company. Darren M. Pylot is the sole director of Stealth Investments Corp. (please also refer to the Summary Compensation Table) **Stock Options** (please refer to the Summary Compensation Table and Option/SAR Grants During The Most Recently Completed Financial Year Table) **Stock Option** Agreement dated March 9, 2006, between the Company and Darren M. Pylot granting 200,000 options to buy common shares ot the Company at an exercise price of $1.57, exercisable for a 5 year period.
Jack M. Marr December 6, 2002 to current	**Stock Option** Agreement dated September 15, 2003, between the Company and Jack M. Marr granting 75,000 options to buy common shares of the Company at an exercise price of $0.45, exercisable for a 5-year period. **Stock Option** Agreement dated March 22, 2004, between the Company and Jack M. Marr granting 75,000 options to buy common shares of the Company at an exercise price of $0.75, exercisable for a 5-year period. **Stock Option** Agreement dated March 1, 2005, between the Company and Jack M. Marr granting 50,000 options to buy common shares of the Company at an exercise price of $1.05, exercisable for a 5-year period. **Stock Option** Agreement dated March 9, 2006, between the Company and Jack M. Marr granting 50,000 options to buy common shares ot the Company at an exercise price of $1.57, exercisable for a 5 year period.
Tony Chan April 30, 2004 to current	**Stock Option** Agreement dated May 6, 2004, between the Company and Tony Chan granting 50,000 options to buy common shares of the Company at an exercise price of $0.75, exercisable for a 5-year period. **Stock Option** Agreement dated March 1, 2005, between the Company and Tony Chan granting 50,000 options to buy common shares of the Company at an exercise price of $1.05, exercisable for a 5-year period. **Stock Option** Agreement dated March 9, 2006, between the Company and Tony Chan granting 50,000 options to buy common shares ot the Company at an exercise price of $1.57, exercisable for a 5 year period.
Kenneth Thorsen July 5, 2004 to current	**Stock Option** Agreement dated July 5, 2004, between the Company and Kenneth Thorsen granting 50,000 options to buy common shares of the Company at an exercise price of $0.55, exercisable for a 5-year period. **Stock Option** Agreement dated March 1, 2005, between the Company and Kenneth Thorsen granting 50,000 options to buy common shares of the Company at an exercise price of $1.05, exercisable for a 5-year period. **Stock Option** Agreement dated March 9, 2006, between the Company and Kenneth Thorsen granting 50,000 options to buy common shares ot the Company at an exercise price of $1.57, exercisable for a 5 year period.

There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

EQUITY COMPENSATION PLAN INFORMATION
(As at August 31, 2006)

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,085,000	$0.78	5,998,351
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil

Other Compensation Arrangements

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

Performance Graph

The following graphs compare the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis) with the cumulative total shareholder return of the S&P/TSX Venture Exchange Composite Index and the S&P/TSX Composite Index (assuming reinvestment of dividends) during the periods indicated. For comparison purposes it is assumed that $100 had been invested in the Company's shares and in such index on August 31, 2001 and in respect of the index the same amount has been invested in 2001 and 2002 as the calculation of the Index was reformulated in December 2001. On August 31, 2004, the shares of the Company as traded though the facilities of the Toronto Stock Exchange closed at the price of $0.62 per share. Therefore, for the period from August 31, 2004 to August 31, 2005, the Company's cumulative shareholder return is compared with the S&P/TSX Composite Index.


CSG Common Shares
TSX Venture Stock Index
$120
$100
$80
$60
$40
$20
$0
2001
2002
2003
2004


CSG Common Shares
TSX Stock Index
$300
$250
$200
$150
$100
$50
$0
2004
2005
2006

	August 31, 2001	August 31, 2002	August 31, 2003	July 27, 2004[1]	August 31, 2004	August 31, 2005	August 31, 2006
Company	$100.00 ($0.50)	$42.00 ($0.21)	$78.00 ($0.39)	$96.00 ($0.48)	$100.00 ($0.62)	$129.03 ($0.80)	$254.84 ($1.58)
TSXV Composite Index	$100 (3023.94)	$33.80 (1022.23)	$43.54 (1316.90)	$49.86 (1507.88)	N/A	N/A	N/A
TSX Composite Index	N/A	N/A	N/A	N/A	$100.00 (8,400.00)	$127.00 (10,668.94)	$143.74 (12,073.75)

[1] The last day of trading of the Company's shares on the TSX Venture Exchange.
Note: The amounts shown in parentheses are the Company's closing share price or the value of the index on the dates indicated.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended **August 31, 2006**, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Long-Term Incentive Plan

The long-term incentive plan was approved by the Board in November, 2006 (the "Long-Term Incentive Plan"). No options, shares or other securities are issued under the Long-Term Incentive Plan. Under the terms of the Long-Term Incentive Plan, guidance is provided regarding the grant of stock options under the Stock Option Plan (defined below) and previous stock option plans to those holding senior and corporate management positions with the Company, as well as Share Bonuses (defined below). The Long-Term Incentive Plan was designed to create a sense of ownership by the key employees of the Company and to link the compensation of such employees with the performance of the Company. This plan provides a formula for calculating the incentive target for each eligible employee of the Company under which 75% of awards will be made available as options vested over a 3 year period and 25% will be made available as Share Bonuses (see below). Any shares issued pursuant to the exercise of such options or as Share Bonuses shall be subject to a resale restriction of 2 years commencing from the date of issuance. Targets are based on an employee's salary and are directly dependent on the employees' responsibilities and contribution with regard to the long-term performance of the Company.

Stock Option Plan

The Board of Directors of the Company have established an incentive stock option plan (the "Stock Option Plan"). The purpose of the Stock Option Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of the Company's management corporation and consultants to the Company (collectively the "Optionees") and thereby advance the Company's interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Plan. The Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to option under the Stock Option Plan is a maximum of ten percent (10%) of the Common Shares issued and outstanding at the time of the grant. As of **November 15, 2006**, the issued and outstanding number of shares was 80,833,512 and therefore the maximum would therefore be 8,083,351 options. As of November 15, 2006, 2,085,000 options were issued and outstanding, being 2.58% of the Company's issued and outstanding shares; thus, under the Stock Option Plan, 5,998,351 options would be issuable as of **November 15, 2006**, being 7.42% of the Company's issued and outstanding shares.

2. The number of shares subject to each option is determined by the Board of Directors and the Compensation Committee provided, at the time the options are granted, no optionee may hold options to purchase more than 5% of the outstanding number of issued shares of the Company at the time of granting, less any shares issued during the preceding year pursuant to share incentive plans. Insiders are in the same position as any other optionee, in that the maximum options that any insider may hold is also 5% of the outstanding number of issued shares of the Company at the time of granting, less any shares issued during the preceding year pursuant to share incentive plans, and the maximum options that insiders as a group could possibly hold would be 10% of the outstanding number of issued shares of the Company at the time of granting, less any shares issued during the preceding year pursuant to share incentive plans.

3. The exercise price of the options will be the closing market price of the Company's shares on the Toronto Stock Exchange on the trading day prior to the time of announcement of the granting of the stock options.

4. The options may be exercisable for a period of no more than 10 years, or such lesser period as may be determined by the directors at the time of the grant.

5. The options are assignable, subject to the approval of the Board of Directors of the Company and can only be exercised by the optionee for so long as the optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company's management corporation or within a period of not more than 90 days after ceasing to be a director, officer or employee of, or consultant to, the Company or, if the optionee dies, within one year from the optionee's death.

6. Treatment of Option Grants Following Cessation of Services

   If an Optionee ceases his/her affiliation with the Company or its subsidiaries, each Option held by the Optionee will be exercisable in respect of the numbers of Option Shares that have vested, pursuant to the terms of the Option Agreement governing such Options, as follows:

   (a) Retirement. Optionees which are deemed as retirees in the sole discretion of the Board of Directors will have up to thirty six (36) months or three (3) years to exercise options.
   (b) Voluntary Termination. Immediate forfeiture of unexercised options vested or unvested.
   (c) Termination for reasons other than cause. Optionees will have ninety (90) days to exercise vested options.
   (d) Termination for Cause. Any outstanding options are immediately forfeited.
   (e) Death. Uupon the death of an Optionee, the legal representative of the Optionee may exercise any outstanding portion of the Optionee's Options within one year after the date of the Participant's death.
   (f) Disabilitv. In the case of permanent disability, options continue to vest and become exercisable in the normal course.
   (g) Change of Control. Immediate vesting shall occur in the event of a change of control. Optionees shall be entitled to 90 days to exercise vested options.

7. Options granted to optionees other than through the Long-Term Incentive Plan will vest as to 25% of the number of options on the date of grant and 25% every 3 months thereafter.

8. Approval of, and any subsequent amendment of, the Stock Option Plan requires the approval of a majority of the Company's directors, a majority of the Company's unrelated directors, and the Company's security holders – votes by insiders and by holders of options would be excluded, in accordance with the requirements of the Toronto Stock Exchange.

The Stock Option Plan has no provisions in respect of calculating market appreciation of stock appreciation rights, transforming stock options into stock appreciation rights involving issuances of securities from treasury. The Company has not provided any financial assistance to any participant under the existing stock option plan nor are there any provisions therefore in the Stock Option Plan; there are no entitlements previously granted that are subject to ratification by security holders.

A copy of the Stock Option Plan is enclosed. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the members approve the Stock Option Plan.

The policies of the Toronto Stock Exchange require that stock option plans be approved by the shareholders of the listed corporation. That approval is being sought at the Meeting. Following approval of the Stock Option Plan by the shareholders any options granted pursuant to the Stock Option Plan will not require further shareholder or Exchange approval. Accordingly, the shareholders shall be asked to pass the following ordinary resolution on a disinterested basis, being a majority of votes cast excluding insiders, and associates, entitled to receive stock options (such insiders, and associates, holding an aggregate of 824,709 shares):

"RESOLVED, as an ordinary resolution disinterested shareholders, being a majority of votes cast excluding insiders, and associates, entitled to receive stock options (such insiders, and associates, holding an aggregate of 824,709 shares), that the proposed Stock Option Plan of the Company more particularly described in the

Information Circular, and the authorizing of the Directors to make modifications thereto in accordance with the Stock Option Plan and the policies of the Toronto Stock Exchange, be and are hereby approved."

SHARE BONUS

Disinterested shareholder approval of the reservation and issuance of up to 250,000 bonus common shares (the "Share Bonus") (representing 0.3% of the issued and outstanding number of shares as at November 15, 2006) is required pursuant to the rules and policies of the TSX. The rules and policies of the TSX further require that the issuance of the Share Bonus must be approved by a majority of the votes cast at the Meeting other than votes attaching to Shares beneficially owned by insiders to whom any portion of the Share Bonus may be issued and their associates. The Board believes that the issuance of the Share Bonus is necessary and in the best interests of shareholders in order for the Company and its subsidiary to continue to attract and retain capable and experienced employees. In 2006 the Company attempted and achieved its production goals on time and the Board would like to acknowledge the considerable and extraordinary efforts directed to the Company's affairs by the Company's directors, officers, employees and consultants. Accordingly, the Compensation Committee of the Board recommended, and the Board approved, subject to regulatory and shareholder approval, the issuance of the Share Bonus. All shares issued as Share Bonuses shall be distributed from time to time in accordance with the Long Term Incentive Plan subject to a 2 year resale restriction commencing from the date of issuance.

APPROVAL OF SHAREHOLDER RIGHTS PLAN

The Corporation is a party to a shareholder rights plan agreement with Computershare Investor Services Inc. as rights agent, dated November 16, 2006 (the "Rights Plan"). The Rights Plan has the following objectives: (a) to prevent creeping acquisitions of control; (b) to give adequate time for Shareholders to properly assess a take-over bid without undue pressure; (c) to provide the Board of Directors time to consider value- enhancing alternatives to a take-over bid and to allow competing bids to emerge; and (d) to ensure that Shareholders of the Corporation are provided equal treatment under a take-over bid. The Rights Plan is not intended to prevent take-over bids that treat Shareholders fairly and has not been adopted in response to any proposal to acquire control of the Corporation.

Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all Shareholders are deemed to be "Permitted Bids". Permitted Bids must be made by way of a take-over circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days. In the event a take-over bid does not meet the Permitted Bid requirements or a person otherwise acquires 20% or more of the outstanding Common Shares (an "Acquiring Person"), subject to certain exemptions, the rights will entitle Shareholders, other than any Shareholder acquiring the Common Shares, to purchase additional Common Shares at a substantial discount to the market value at the time. As a result, the investment of the Shareholder or Shareholders making the acquisition will be greatly diluted if a substantial portion of the rights are exercised.

Shareholders of the Company who are the Beneficial Owner of 20% or more of the outstanding voting shares of the Company at the time that the Rights Plan became effective are "Grandfathered Persons", and are excluded from the definition of Acquiring Person. However, if a Grandfathered Person becomes the Beneficial Owner of any additional outstanding common shares of the Company other than through the permitted share acquisitions, then the Grandfathered Person will become an Acquiring Person on the date of such acquisition. There were no Grandfathered Persons as of the effective date of the Rights Plan.

The Rights Plan does not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements. The rights are not listed, thus the Rights Plan is not dilutive and will not had any effect on the trading of common shares. However, if a Flip-In Event occurs and the rights separate from the common shares, reported earnings per share and reported cash flow per share on a fully-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-In Event may suffer substantial dilution.

The Rights Plan may be waived by the Board of Directors in the following circumstances:

- The Board of Directors acting in good faith may waive the application of the Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of voting shares such that at the time of waiver the person is no longer an Acquiring Person.

- The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-In Event as to which the Rights Plan has not been waived, waive the application of the Rights Plan to a Flip-In Event that may occur by reason of a take-over bid made by means of a take-over bid circular to all holders of record of voting shares. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of such a take-over bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

The Board of Directors acting in good faith may, with the prior consent of the holders of voting shares, determine, at any time prior to the occurrence of a Flip-In Event as to which the application of the Rights Plan has not been waived, if such Flip-In Event would occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to holders of voting shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Rights Plan to such Flip-In Event. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall extend the separation time to a date subsequent to and not more than ten business days following the meeting of Shareholders called to approve such a waiver.

The Rights Plan will expire unless the Shareholders vote at the Meeting to continue its operation. At the Meeting, the Shareholders will be asked to consider and vote to approve the adoption of the Rights Plan, a summary of which is set forth in Schedule "C" hereto. This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Secretary of the Corporation at 401-750 West Pender St., Vancouver, B.C., V6C 2T8, Telephone (604) 684-8894, or a copy of the Rights Plan may be obtained from the Corporation's public disclosure documents found on SEDAR at www.sedar.com. Capitalized terms used in the summary without express definition have the meanings ascribed thereto in the Rights Plan.

It is intended that all proxies received will be voted in favour of the adoption of the Rights Plan, unless a proxy contains instructions to vote against the Rights Plan. The Rights Plan will continue in effect only if it is approved by greater than 50% of the votes cast by Shareholder present in person or by proxy. The text of the resolution approving the Rights Plan (the "Rights Plan Resolution") is set forth in Appendix "A" hereto. If the Rights Plan is not approved it will terminate and the rights issued under it will be void.

The Board of Directors of the Corporation recommends that Shareholders vote in favour of the Rights Plan Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended **August 31, 2006** and the prior fiscal year and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at **www.Sedar.com** and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED **November 22, 2006**.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"Darren M. Pylot"*
Darren M. Pylot, Director,
C.E.O and President

SCHEDULE "A"

CAPSTONE MINING CORP.
INCENTIVE SHARE OPTION PLAN

General Provisions

1.1 Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

"Associate" means:

any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding;

any partner of that person or company;

any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity;

any relative of that person who resides in the same home as that person;

any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or

any relative of a person mentioned in clause (v) who has the same home as that person;

"Board" means the Board of Directors of the Company;

"Common Shares" means the Common Shares without par value of the Company as currently constituted;

"Company" means Capstone Mining Corp.;

"Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services and who falls within the definition of an "employee" under the rules and policies of the Toronto Stock Exchange, the B.C. Securities Commission, the Alberta Securities Commission, and the Ontario Securities Commission, as applicable;

"Eligible Person" means, subject to all applicable laws, any director, officer, employee, part-time employee, Consultant or person engaged in investor relations activities on behalf of the Company or any of its Subsidiary Companies;

"Insider" means:

an insider as defined in the *Securities Act* (British Columbia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company; and

an associate of any person who is an insider by virtue of (a).

"Option" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

"Participant" means Eligible Persons to whom Options have been granted;

"Plan" means this Incentive Share Option Plan;

"Subsidiary" has the meaning ascribed to it under the *Business Corporations Act* (British Columbia);

"Termination Date" means the date on which a person ceases to be an Eligible Person.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2 Purpose

The purpose of the Plan is to advance the interests of the Company by (i) providing Eligible Persons with additional incentive, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Company, and (iv) encouraging the Eligible Person to remain with the Company or its Subsidiary companies.

1.3 Administration

(a) This Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than 3 directors. If a committee is appointed for this purpose, all references to the Board will be deemed to be references to the committee.

(b) Subject to the limitations of the Plan, the Board shall have the authority

(i) to grant options to purchase Common Shares to Eligible Persons;

(ii) to determine the terms, limitations, restrictions and conditions respecting such grants;

(iii) to interpret the Plan and to adopt, amend and rescind such administrative guidelines and any other rules and regulations relating to the Plan as it shall from time to time deem advisable;

(iv) to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, as it may deem necessary or advisable. The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

1.4 Shares Reserved

(a) The maximum number of Common Shares which may be reserved for issuance shall be ten percent (10%) of the Common Shares as are issued and outstanding from time to time.

(b) the Common Shares issued upon exercise of Options granted to optionees under the Plan shall be subject to the vesting provisions set out in Schedule "A."

(c) If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i) the number or kind of shares or other securities reserved for issuance pursuant to the Plan, and

(ii) the number and kind of shares subject to unexercised Options theretofore granted and in the options price of such shares;

provided, however, that no substitution or adjustment shall obligate the Company to issue or sell fractional shares. If the Company is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provisions for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5 Limits with Respect to Insiders

(a) The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan at any time shall be ten percent (10%) of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other share compensation arrangement.

(b) Disinterested shareholder approval shall be obtained for any reduction in the exercise price of the Option, where the Eligible Person is an Insider of the Company.

1.6 Amendment and Termination

(a) The Board may suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and the rules and policies of the Toronto Stock Exchange subject to the approvals of the shareholders and the Toronto Stock Exchange. The Board may amend the Plan or any portion thereof at any time to correct any typographical errors. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of any such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(b) With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges.

1.7 Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Company's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations, of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws. In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

1.8 Effective Date

The Plan shall be effective upon the approval of the Plan by The Toronto Stock Exchange and the shareholders of the Company.

1.9 Miscellaneous

(a) Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

(b) Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(c) The Plan does not give any Participant or any employee of the Company or any of its subsidiary companies the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Company or any of its subsidiary companies. The awarding of Options to any Participant is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

(d) No fractional Common Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 2. <u>Options</u>

2.1 Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Options or the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited, with the discretion in the Board to modify or rescind such restrictions in the event of certain corporate developments such as a take over bid, reorganization, merger, change in capital or amalgamation. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion; however, no more than 5% of the issued shares of the Company may be issued to any Eligible Person in any 12-month period.

2.2 Option Price

(a) The Board shall establish the option price at the time each Option is granted, which shall not be less than the Market Price as calculated and defined in accordance with the policies of The Toronto Stock Exchange.

(b) The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(c) hereof.

2.3 Exercise of Options

(a) Options granted must be exercised no later then ten (10) years commencing from the later of the date of grant or such lesser period as may be determined by the Board.

(b) The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in installments.

(c) The exercise of the Options under the Plan shall be subject to the vesting plan as set out in the attached Vesting Schedule

(d) Options granted under the Plan shall not be transferable or assignable, subject to the approval of the Board of Directors.

(e) Except as otherwise determined by the Board:

(i) if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 90 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice or termination which would otherwise have permitted a greater portion of the Option to vest under the Plan with the Participant. Upon expiration of such 90 days period all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan;

(ii) upon the death of a Participant, the legal representative of the Participant may exercise any outstanding portion of the Participant's Options within one year after the date of the Participant's death.

(iii) Treatment of Option Grants Following Termination of Employment
If an Optionee ceases his/her affiliation with the Company or its subsidiaries, each Option held by the Optionee will be exercisable in respect of the numbers of Option Shares that have vested, pursuant to the terms of the Option Agreement governing such Options, as follows:

(A) Retirement. Optionees which are deemed as retirees in the sole discretion of the Board of Directors will have up to thirty six (36) months or three (3) years to exercise options.
(B) Voluntary Termination. Immediate forfeiture of unexercised options vested or unvested.
(C) Termination for reasons other than cause. Optionees will have ninety (90) days to exercise vested options.
(D) Termination for Cause. Any outstanding options are immediately forfeited.
(E) Death. Uupon the death of an Optionee, the legal representative of the Optionee may exercise any outstanding portion of the Optionee's Options within one year after the date of the Participant's death.
(F) Disabilitv. In the case of permanent disability, options continue to vest and become exercisable in the normal course.
(G) Change of Control. Immediate vesting shall occur in the event of a change of control. Optionees shall be entitled to 90 days to exercise vested options.

(f) Each Option shall be confirmed by an option agreement executed by the Company and by the Participant.

(g) The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

2.4 Expiry, Cancellation and Exercise of Options

(a) Options that have been exercised, cancelled or that have expired without being exercised will continue to be issuable under the Plan.

2.5 Company's Representation

Options granted to employees, consultants or management company employees shall be accompanied by a Company representation that the Eligible Person is a bona fide employee, consultant or management company employee as the case may be of the Company or its Subsidiary companies.

2.6 Director, Unrelated Director, and Disinterested Shareholder Approval

This Plan is subject to approval by the shareholders of the Company at its next general meeting of shareholders and until such approval is obtained Options granted pursuant to this Plan will not be exercisable. When adopted by the Company's shareholders this Plan will supersede and replace all previous stock option plans. **Approval of, and any subsequent amendment of, the Plan requires the approval of a majority of the Company's directors, a majority of the Company's unrelated directors, and the Company's security holders. With regard to the vote of the security holders, votes by insiders, and associates, would be excluded, in accordance with the requirements of the Toronto Stock Exchange.**

This Plan dated for reference this 15th day of November, 2006.

VESTING SCHEDULE

The Options granted under the Plan will vest as follows:

(a) 25% of the Options granted to optionees under the Plan will vest upon the date of grant; and

(b) 25% of the Options granted to optionees under the Plan will vest every 3 months, after the date of grant, for a period of 9 months.

SCHEDULE "B"

CAPSTONE MINING CORP.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

1. **NI 58-101 Form 58-101F1 - Board of Directors**

   (a) **Disclose the identity of directors who are independent.**

   (b) **Disclose the identity of directors who are not independent, and describe the basis for that determination.**

   (c) **Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.**

   (d) **If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.**

   (e) **Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.**

   (f) **Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.**

   (g) **Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.**

The Board is currently comprised of four directors. Three of the proposed four directors are considered by the Board to be independent. A director is considered to be independent if the Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director's independent judgment. Darren M. Pylot is not an independent director as he is the President and Chief Executive Officer ("CEO") of the Corporation. The Board has determined that each of the remaining directors, namely, Tony Chan, Jack M. Marr, and Kenneth Thorsen are independent directors of the Corporation. None of such directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company other than as directors.

Darren M. Pylot, Tony Chan, Jack M. Marr and Kenneth Thorsen are currently directors of other issuers that are reporting issuers in a Canadian jurisdiction. Darren M. Pylot is a Director of East Asia Minerals Corporation. Jack M. Marr is on the board of directors of Soho Resources Corp. and East Asia Minerals Corporation, and Kenneth Thorsen is on the board of directors of Donner Metals Ltd., Boulder Mining Corporation, Bell Coast Capital Corp., and Fury Explorations Ltd.

The Chairman, President and CEO of the Corporation, Darren M. Pylot, is not an independent director. Tony Chan, who is not a member of management and who is unrelated and independent, has acted as the Independent Chair for the Corporation since 2004. As independent Chair, Tony

Chan convenes and conducts the meetings of the independent Board committees (audit, compensation and nomination).

The independent directors conduct private deliberations, independent of management and non-independent directors, as part of Board meetings. These private meetings of independent directors of the Board are encouraged by the Chairman and CEO as are deemed necessary in the circumstances.

The Board held 8 meetings during the period commencing September 1, 2005 and ending August 31, 2006. The independent directors held such private sessions at 3 of these meetings. All directors were present at the meetings of the Board, with the exception of Jack M. Marr who missed one of the meetings.

Board Mandate

2. **Board Mandate Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.**

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with: the Business Corporations Act (British Columbia), the Company's articles of incorporation and by-laws, the Company's code of ethics and the charters of the Board committees. The Board approves all significant decisions that affect the Company and its subsidiaries before they are implemented. The Board supervises their implementation and reviews the results. Copies of the Company's code of ethics and charters of the Board and its committees can be found on the Company's website: **www.capstonemining.com**.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan. The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The objectives of the Board of Directors are to guide the Company's management in its quest to increase and develop the Company's natural resource properties in a safe and efficient manner. The Board seeks to meet these objectives while striving to comply with its responsibilities as set out above.

The Board and the Audit Committee are responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to the environment, the Company's industry, foreign currencies and interest rates. The Audit Committee meets regularly to review reports and discuss significant risk areas with the internal and external auditors. The Board, through the Audit Committee, ensures that the Company adopts risk management policies. In addition, the Corporate Governance Committee meets from time to time quarterly, to review operating and corporate risk management policies and procedures.

The Board is responsible for choosing the President and CEO, appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board and the CEO, including the limits on management's responsibilities and the corporate objectives to be met by the CEO. The Board approves the President and CEO's corporate objectives and compensation. The Board also ensures that processes are in place to recruit senior managers with the highest standards of integrity and competence, and to train, develop and retain them. The Board supports management's commitment to training and developing all employees.

The Board approves all the Company's major communications, including annual and quarterly reports, and financing documents. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy will include procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the external auditor and management of the Company to ensure the integrity of these systems. The external auditor submits a report to the Audit Committee each year on the quality of the Company's external control processes and management information systems.

Position Descriptions

3. **Position Descriptions**

   (a) **Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.**

   (b) **Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.**

The Chairman of the Board is responsible for overseeing the Board processes, so as to ensure the Board operates efficiently and effectively in carrying out its duties and to act as a liaison between the Board and management together with the Independent Chair. The Independent Chair of the Corporation's Audit, Compensation and Nomination Committees is responsible for ensuring that such committees function in accordance with their respective charters. The CEO is responsible and accountable for pursuing the strategic goals of the Corporation which are considered and adopted by the Board. The management is required to seek the Board's approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation. The Board has not developed written position descriptions for the Chairman of the Board, CEO or Independent Chairman

Orientation and Continuing Education

4. **Orientation and Continuing Education**

   (a) **Briefly describe what measures the board takes to orient new directors regarding:**

      (i) **the role of the board, its committees and its directors, and**

(ii) the nature and operation of the issuer's business.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board ensures that all new directors receive a comprehensive orientation. Each new director receives copies of the most recently filed core disclosure documents of the Company as well as copies of the Company's mandates, codes and policies. New directors are provided with free access to the senior officers of the Company and are provided the opportunity to tour all of the Company's principal business operations. The Board encourages and provides continuing education opportunities to directors including regularly scheduled briefings on the Company's operations, business and key issues.

Ethical Business Conduct

5. **Ethical Business Conduct**

(a) **Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:**

(i) disclose how a person or company may obtain a copy of the code;
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b) **Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.**

(c) **Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.**

The Board has adopted a written Code of Ethics for the directors, officers and employees. The Code is filed on SEDAR and posted on the Company's website that applies to all directors, officers and employees of the Corporation and sets out specific policies to guide these individuals in the performance of their duties. Directors and executive officers are required to disclose a material interest in any transaction or agreement that the Board is considering. To ensure the exercise of independent judgment, directors or executive officers who have disclosed such an interest are prohibited from participating in the Board discussion or in voting on the transaction. The Corporation will maintain appropriate records evidencing compliance with the Code. It is ultimately the Board's responsibility for monitoring compliance with the Code. The Board will review the Code periodically, review management's monitoring of compliance with the Code, and if it were necessary, consult with members of the Corporation's senior management team and Audit Committee, as appropriate, to resolve any reported violations of the Corporation's Code.

Nomination of Directors

6. **Nomination of Directors**

   (a) **Describe the process by which the board identifies new candidates for board nomination.**

   (b) **Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.**

   (c) **If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.**

The Committee's responsibilities with respect to the nomination of directors include the identification of the appropriate competencies and skills considered to be necessary for the Board, as a whole; developing and annually updating a long-term plan for the Board's composition that takes into consideration the independence, age, skills and experience required for the effective conduct of the Company's business; identifying nominees for election or re-election to the Board or to fill any vacancy that is anticipated; identifying and recommending to the Board individual directors to serve as members or chairs of Board committees and reviewing and making recommendations regarding the orientation and education of new Board members and their ongoing education. The chairman of the Committee is the Independent Chairman. The Independent Chairman, in consultation with the Committee members, determines the schedule and frequency of Committee meetings.

Compensation

7. **Compensation**

   (a) **Describe the process by which the board determines the compensation for the issuer's directors and officers.**

   (b) **Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.**

   (c) **If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.**

   (d) **If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.**

In 2004, the Board established the Compensation Committee and approved its charter. The Compensation Committee is composed of a majority of independent directors. The members of the Compensation Committee are Tony Chan, Jack M. Marr and Kenneth Thorsen. All future decisions relating to the CEO will be voted on by the Compensation Committee to ensure the committee follows an objective process for determining compensation. Decisions involving senior executive appointments, remuneration reviews and bonus allocations are recommended by the CEO, but must be approved by the Compensation Committee members.

On an annual basis the Compensation Committee will approve and recommend to the Board the Corporation's compensation policies generally, including base salary, annual incentives, long-term incentives, executive incentives, supplemental benefits and equity-based incentive plans. In reviewing such compensation policies, the Compensation Committee may consider the recruitment, development, promotion, retention and compensation of executives and other employees of the Corporation and any other factors that it deems appropriate.

The Compensation Committee will review the adequacy and form of director compensation annually. In addition, the Compensation Committee will approve and recommend to the Board all forms of compensation to be provided to the CEO and other key executive officers of the Corporation. In reviewing such compensation for recommendation, the Compensation Committee, among other things, evaluates executive officer achievement against corporate goals and objectives, the Corporation's overall performance, shareholder returns, the value of similar incentive awards relative to such targets at comparable companies, awards given in past years, and such other factors as the Compensation Committee deems appropriate and in the best interests of the Corporation. The Compensation Committee is also responsible for proposing goals for the administration of the Corporation's equity-based compensation plans and reviewing their competitiveness and making recommendations regarding the form of compensation for the Board that realistically reflects the responsibilities and risks of these positions. Each of the Corporate Governance and Nominating Committee and the Compensation Committee, when they consider it necessary or advisable, may retain at the Company's expense, outside consultants or advisors to assist or advise it independently on any matter within its Mandate. The committees have the sole authority to retain and terminate any such consultants or advisors.

8. **Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.**

The Corporate Governance Committee of the Corporation is comprised of members of the Board and is responsible for all facets of corporate governance and the disclosure contained herein.

Assessments

9. **Assessments. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively**

The Board assesses its members and its committees with respect to effectiveness and contribution on an ongoing basis. This assessment process is informal. If an individual Board member is unable to contribute due to ability, lack of time or commitment, the individual would either resign or not be nominated for re-election.

SCHEDULE "C"

SUMMARY OF SHAREHOLDER RIGHTS PLAN

1. Summary of the Principal Terms of the Rights Plan

This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Corporate Secretary of the Corporation, at 401 - 750 West Pender Street, Vancouver, BC V6C 2T8 Telephone: (604) 684-2183, Fax: 604 684-2180, or a copy of the Rights Plan may be obtained from the Corporation's public disclosure documents found on SEDAR at www.sedar.com. Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

2. Issue of Rights

The Corporation issued one right (a "Right") in respect of each Common Share outstanding at the close of business on November 16, 2006 (the "Record Time"). The Corporation will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

3. Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by the certificates for the Common Shares and will not be transferable separate from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the Common Shares.

4. Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the Exercise Price of $100 (subject to certain antidilution adjustments). This Exercise Price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time, each Right (other than any Right held by an "Acquiring Person", which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a Shareholder of the Corporation (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their Market Price.

5. Definition of "Acquiring Person"

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding Common Shares.

6. Definition of "Beneficial Ownership"

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert owns the securities at law or in equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a) the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been accepted unconditionally for payment or exchange or have been taken up and paid for;

(b) such person (including a fund manager, trust company, pension fund administrator, trustee or nondiscretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

 (i) holds those Common Shares in the ordinary course of its business for the account of others;

 (ii) holds not more than 30% of the Common Shares (in the case of a pension fund administrator);

and

(iii) is not making a take-over bid or acting jointly or in concert with a person who is making a takeover bid; or

(iv) such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

7. Definition of "Separation Time"

Separation Time occurs on the tenth trading day after the earlier of:

(a) the first date of public announcement that a person has become an Acquiring Person;

(b) the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

(c) the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

8. Definition of "Expiration Time"

Expiration Time occurs on the date being the earlier of

(a) the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b) the date immediately after the Corporation's annual meeting of Shareholders to be held in 2009.

9. Definition of a "Flip-In Event"

A Flip-In Event occurs when a person becomes an Acquiring Person, provided however, that the Flip-In Event shall be deemed to occur at the close of business on the tenth day (or such later date as the Board may determine) after the first date of public announcement that a person has become an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights, will become null and void and the Acquiring Person's investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

10. Definition of "Permitted Bid"

A Permitted Bid is a take-over bid made by a person (the "Offeror") pursuant to a take-over bid circular that complies with the following conditions:

(a) the bid is made to all registered holders of Common Shares (other than Common Shares held by the Offeror), and for all Common Shares (other than the Common Shares held by the Offeror);

(b) the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c) the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d) if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

11. Definition of "Competing Bid"

A Competing Bid is a take-over bid that:

(a) is made while another Permitted Bid is in existence; and

(b) satisfies all the requirements of a Permitted Bid except that the Common Shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made, and at such date more than 50% of the outstanding Common Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn.

12. Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

13. Waiver

The Board, acting in good faith, may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. Other waivers of the "Flip-In" provisions of the Rights Plan will require prior approval of the Shareholders of the Corporation. The Board may also waive the "Flip-In" provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

14. Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Corporation's annual meeting of Shareholders to be held in 2009.

15. Amending Power

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, Shareholder approval is required for amendments to the Rights Plan.

16. Rights Agent

Computershare Investor Services Inc.

17. Rightsholder not a Shareholder

Until a Right is exercised, the holder thereof as such will have no rights as a Shareholder of the Corporation.

APPENDIX "A"

SHAREHOLDER RIGHTS PLAN RESOLUTION

Rights Plan Resolution

"Be it resolved that:

(a) The shareholder rights plan agreement between the Corporation and Computershare Investor Services Inc. dated November 16, 2006 (the "Rights Plan"), is hereby approved.

(b) Any one Officer or Director of the Corporation be and is hereby authorized and directed for and on behalf and in the name of the Corporation to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the Rights Plan."

CAPSTONE MINING CORP.

PROXY

FOR THE ANNUAL AND SPECIAL MEETING
TO BE HELD **JANUARY 11, 2007.**

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned shareholder ("Registered Shareholder") of **CAPSTONE MINING CORP.** (the "Company") hereby appoints Darren M. Pylot, a director of the Company, or failing him Tony Chan, a director of the Company, or instead of the foregoing ______________ as proxyholder to attend the Annual General Meeting of the Company to be held on January 11, 2007 at 401-750 West Pender St., Vancouver, B.C. at the hour of 10:00 o'clock a.m. (Vancouver time) and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below:

1) Appointment of **Davidson & Company LLP**, Chartered Accountants, of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

VOTE FOR ____ WITHHELD ___

2) Fixing the number of directors at 5.

VOTE FOR ____ AGAINST ___

3) Election of the following persons to the Board of Directors of the Company.

Darren M. Pylot	VOTE FOR __	WITHHELD __
Jack M. Marr	VOTE FOR __	WITHHELD __
Tony Chan	VOTE FOR __	WITHHELD __
Kenneth Thorsen	VOTE FOR __	WITHHELD __

4) To consider and, if thought fit, pass, by an ordinary resolution of disinterested shareholders, being a majority of votes cast excluding insiders, and associates, entitled to receive stock options (such insiders, and associates, holding an aggregate of 824,709 shares), approving the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the Toronto Stock Exchange.

VOTE FOR ____ AGAINST ___

5. To approve an ordinary resolution of disinterested shareholders, being a majority of votes cast excluding insiders, and associates, entitled to receive stock options (such insiders, and associates, holding an aggregate of 824,709 shares) authorizing the Company to reserve and issue up to 250,000 bonus common shares to directors, senior officers, employees and consultants of the Company and its subsidiary for extraordinary contributions to the advancement of the Company.

   VOTE FOR ____ AGAINST ___

6. To approve the Shareholder Rights Plan Agreement.

   VOTE FOR ____ AGAINST ___

7. Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

   VOTE FOR __ AGAINST __

8. Approval of such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

   VOTE FOR __ AGAINST __

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

DATED and SIGNED this __ day of ________________, 2006.

____

NAME (Please Print)

____

SIGNATURE

____

Address of Shareholder

____

Number of shares held

INSTRUCTIONS FOR COMPLETION OF PROXY

NOTES

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") *must be signed* by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and *if executed by an attorney, officer, or other duly appointed representative*, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy; OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. *The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll* of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, *the Registered Shareholder may still attend the Meeting and may vote in person*. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of the Transfer Agent of the Company, **COMPUTERSHARE INVESTOR SERVICES INC.**, Proxy Dept., 100 University Ave., 9th Floor, Toronto, Ont., M5J 2Y1 by mail or by fax within North America: 1-866-249-7775 or outside North America: (416) 263-9524, no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

EXECUTION COPY

SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of November 16, 2006

Between

CAPSTONE MINING CORP.

and

COMPUTERSHARE INVESTOR SERVICES INC.

as Rights Agent

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS **SHAREHOLDER RIGHTS PLAN AGREEMENT** dated as of the 16th day of November, 2006.

BETWEEN:

CAPSTONE MINING CORP., a company incorporated under the *Business Corporations Act* (British Columbia) (the "**Corporation**")

- and –

COMPUTERSHARE INVESTOR SERVICES INC., a company incorporated under the laws of Canada (the "**Rights Agent**")

WHEREAS the Board of Directors of the Corporation has determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the "**Rights Plan**") to ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Corporation are treated fairly in connection with any Take-over Bid (as hereinafter defined) made for the Common Shares;

AND WHEREAS the Board of Directors has determined that the Rights Plan should take effect immediately, but that its ongoing effectiveness should be subject to the approval of the "**Independent Shareholders**" (as hereinafter defined);

AND WHEREAS in order to implement the Rights Plan, the Board of Directors has authorized the issuance of:

(a) one Right effective at the Record Time (as hereinafter defined) in respect of each Common Share outstanding at the Record Time; and

(b) one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the Holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent has agreed to act on behalf of the Corporation and the holders of Rights in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the foregoing premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) **"Acquiring Person"** shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "**Acquiring Person**" shall not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of

(A) a Convertible Security Acquisition;

(B) a Corporate Acquisition;

(C) an Exempt Acquisition;

(D) a Permitted Bid Acquisition; or

(E) a Pro Rata Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Convertible Security Acquisition, a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, or a Pro Rata Acquisition and, after such Convertible Security Acquisition, Corporate Acquisition, Exempt Acquisition, Permitted Bid Acquisition or Pro Rata Acquisition, such Person subsequently becomes the Beneficial Owner of more than an additional 1.00% of the number of Voting Shares outstanding (other than pursuant to any one or a combination of a Convertible Security Acquisition, Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

(iii) a Person (a "**Grandfathered Person**") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares (other than through any one or any combination of a Convertible Security Acquisition, a Corporate

Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, or a Pro Rata Acquisition);

(iv) for a period of ten days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause (v) of the definition of Beneficial Owner solely because such Person makes or announces an intention to make a Take-over Bid in respect of Voting Shares and/or Convertible Securities either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "**Disqualification Date**" means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person; or

(v) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a distribution of securities of the Corporation by way of prospectus or private placement;

(b) "**Affiliate**" when used to indicate a relationship with a Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) "**Agreement**" means this agreement as amended, modified or supplemented from time to time; "**hereof**", "**herein**", "**hereto**" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) "**Associate**", when used to indicate a relationship with a specified Person, shall mean (i) any corporation of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation for the time being outstanding, (ii) any partner of that Person, (iii) any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity, (iv) a spouse of such specified Person, (v) any Person of either sex with whom such specified Person is living in conjugal relationship outside marriage or (vi) any relative of such specified Person or of Person mentioned in Clauses (iv) or (v) of this definition if that relative has the same residence as the specified Person;

(e) a Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any Convertible Securities; and

(iii) any securities which are Beneficially Owned within the meaning of Clauses (i) and (ii) of this definition by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "**Beneficial Owner**" of, or to have "**Beneficial Ownership**" of, or to "**Beneficially Own**", any security:

(iv) where:

(A) the holder of such security has agreed to deposit or tender such security pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition; or

(B) such security has been deposited or tendered pursuant to any Take-over Bid made by such Person or made by any of the Affiliates or Associates of such Person or made by any other Person referred to in Clause (iii) of this definition

until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up or paid for;

(v) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition holds such security provided that:

(A) the ordinary business of any such Person (the "**Investment Manager**") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required and such security is held by the Investment Manager in the ordinary course of such business in the performance of such

Investment Manager's duties for the account of any other Person (a "**Client**");

(B) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "**Estate Account**") or in relation to other accounts (each an "**Other Account**") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C) such Person (the "**Statutory Body**") is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purposes of the management of such investment funds;

(D) such person (the "**Administrator**") is the administrator or trustee of one or more pension funds or plans (a "**Plan**") registered under the laws of Canada or any Province thereof or the corresponding laws of the jurisdiction by which such Plan is governed and the Administrator holds such security for the purposes of its activities as such; or

(E) such Person is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Crown agent or agency, as the case may be, is not then making a Take-over Bid in respect of securities of the Corporation or has not then announced an intention to make a Take-over Bid in respect of securities of the Corporation, other than an Offer to Acquire Voting Shares or other securities of the Corporation by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(vi) because such Person is:

(A) a Client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security,

(B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii) where such Person is:

(A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of the securities depository;

(f) **"Board of Directors"** shall mean the board of directors of the Corporation;

(g) **"Business Day"** shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close;

(h) **"Canadian Dollar Equivalent"** of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(i) **"close of business"** on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in Vancouver (or, after the Separation Time, the office of the Rights Agent in Vancouver) is closed to the public;

(j) **"Common Shares"**, when used with reference to the Corporation, shall mean the common shares in the capital of the Corporation and, when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person;

(k) **"Corporations Act"** shall mean the *Business Corporations Act* (British Columbia), as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(l) **"Competing Permitted Bid"** shall mean a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of that Permitted Bid (in this definition, the "**Prior Bid**");

(ii) satisfies all the components of the definition of a Permitted Bid except the requirements set out in Clause (ii) of that definition; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of 35 days (or such other minimum period of days as may be prescribed by the Securities Act (British Columbia)) after the announcement of such Competing Permitted Bid and the earliest date on which Voting Shares may be taken up or paid for under any Prior Bid in existence at the date of such Take-over Bid and then only if at that date more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn;

(m) **"controlled"**: a Person is considered to be "**controlled**" by another Person or two or more Persons if:

(i) in the case of a Person other than a partnership or a limited partnership, including, without limitation, a corporation or body corporate:

(A) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors of such Person are held, directly or indirectly, by or on behalf of the other Person or Persons; and

(B) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such Person;

(ii) in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held by the other Person or Persons; and

(iii) in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and **"controls"**, **"controlling"** and **"under common control with"** shall be interpreted accordingly;

(n) **"Convertible Securities"** shall mean at any time any securities issued by the Corporation (including rights, warrants and options but excluding the Rights) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on conditions or the happening of any contingency);

(o) "**Convertible Security Acquisition**"shall mean the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p) **"Co-Rights Agents"** shall have the meaning ascribed thereto in Subsection 4.1(a);

(q) **"Corporate Acquisition"** shall mean an acquisition or a redemption of Voting Shares by the Corporation which by reducing the number of Voting Shares outstanding increases the proportionate number of Voting Shares Beneficially Owned by any Person;

(r) **"Election to Exercise"** shall have the meaning attributed thereto in Subsection 2.2(d);

(s) **"Exempt Acquisition"** shall mean an acquisition of Voting Shares or Convertible Securities:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(b) or (c) or which was made on or prior to the Record Time; or

(ii) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Corporation pursuant to a prospectus, private placement or other distribution made by the Corporation exempt from the prospectus requirements of applicable law;

(t) **"Exercise Price"** shall mean, as of any date, the price at which a Holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $100;

(u) **"Expansion Factor"** shall have the meaning ascribed thereto in Clause 2.3(b);

(v) **"Expiration Time"** shall mean the earlier of:

(i) the Termination Time; and

(ii) the termination of the annual meeting of the shareholders of the Corporation in 2009,

or if the continued existence of this Agreement is ratified at such annual meeting by resolution passed by a majority of votes cast by Independent Shareholders who vote in respect thereof in accordance with Section 5.15, "**Expiration Time**" shall mean the earlier of the Termination Time and the termination of the annual meeting of shareholders of the Corporation in 2012;

(w) **"Flip-in Event"** shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(x) **"Holder"** of any Rights, unless the context otherwise requires, shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares);

(y) **"Independent Shareholders"** shall mean the holders of Voting Shares other than:

(i) any Acquiring Person;

(ii) any Grandfathered Person;

(iii) any Offeror other than any Person who pursuant to Clause (v) of the definition of Beneficial Ownership is not deemed to Beneficially Own the Voting Shares held by such Person;

(iv) any Associate or Affiliate of such Acquiring Person, such Grandfathered Person or such Offeror;

(v) any Person acting jointly or in concert with such Acquiring Person , such Grandfathered Person or such Offeror; and

(vi) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(z) **"Market Price"** per security of any securities on any date of determination shall mean the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days ending on the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any such Trading Day not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination (or, if the date of determination is not

Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such security on such date, as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading;

(ii) if for any reason none of such prices described in (i) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each such security on such date, as reported by such other securities exchange on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices described in (ii) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such security on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv) if for any such date none of such prices described in (iii) above is available or the securities are not listed or admitted to trading on a Canadian stock exchange or any other securities exchange and are not quoted by any such reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(aa) **"1933 Securities Act"** shall mean the United States *Securities Act of 1933*, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto;

(bb) **"1934 Exchange Act"** shall mean the United States *Securities Exchange Act of 1934*, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto;

(cc) **"Nominee"** shall have the meaning ascribed thereto in Subsection 2.2(c);

(dd) "**Offer to Acquire**" shall include:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, Voting Shares; and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ee) **"Offeror"** shall mean a Person who has announced, and has not withdrawn, an intention to make or who has made, and not withdrawn, a Take-over Bid;

(ff) **"Offeror's Securities"** shall mean Voting Shares Beneficially Owned by an Offeror, on the date of an Offer to Acquire;

(gg) **"Permitted Bid"** shall mean a Take-over Bid made by an Offeror that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made for all of the outstanding Voting Shares other than those Beneficially Owned by the Offeror, and is made to all holders of Voting Shares as registered on the books of the Corporation other than the Offeror;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days after the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause (ii) of this definition and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv) the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Clause (ii) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting

Shares for not less than 10 Business Days from the date of such public announcement;

(hh) **"Permitted Bid Acquisitions"** shall mean acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii) **"Person"** shall mean any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental entity or authority, body corporate, corporation, incorporated or unincorporated organization, syndicate or other entity;

(jj) **"Pro Rata Acquisition"** shall mean the acquisition by a Person of Voting Shares or Convertible Securities:

(i) as a result of a stock dividend, a stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which a Person becomes the Beneficial Owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(ii) pursuant to any regular dividend reinvestment plan or other plan made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of: (A) dividends paid in respect of shares of any class of the Corporation, (B) proceeds of redemption of shares of the Corporation, (C) interest paid on evidences of indebtedness of the Corporation, or (D) optional cash payments be applied to the purchase from the Corporation of further securities of the Corporation;

(iii) pursuant to the receipt or the exercise by the Person of only those rights to purchase Voting Shares or Convertible Securities issued to that Person in the course of a pro rata distribution to all holders of a class of Voting Shares pursuant to a rights offering (other than those holders resident in a jurisdiction where such distribution is restricted or impractical as a result of applicable laws);

(iv) pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities made under a prospectus or by way of private placement by the Corporation, provided that the Person does not thereby acquire a greater percentage of such Voting Shares than that Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(v) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval;

(vi) pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities upon the exercise by an individual employee of

stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, provided that:

(A) all necessary stock exchange approvals for such stock option plan or share purchase plan have been obtained and such distribution complies with the terms and conditions of such approvals; and

(B) such Person does not become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the distribution, and in making this determination the Voting Shares to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the distribution;

(kk) **"Record Time"** shall mean 5:00 p.m. (Vancouver time) on the date of this Agreement;

(ll) **"Redemption Price"** shall have the meaning attributed thereto in Subsection 5.1(a);

(mm) **"regular periodic cash dividend"** shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(nn) **"Rights"** shall mean the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein;

(oo) **"Rights Certificate"** shall have the meaning attributed thereto in Clause 2.2(c)(i);

(pp) **"Rights Register"** shall have the meaning ascribed thereto in Subsection 2.6(a);

(qq) **"Securities Act (British Columbia)"** shall mean the *Securities Act*, (British Columbia), and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules or regulations thereto;

(rr) **"Separation Time"** shall mean the close of business on the tenth Trading Day after the earliest of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such,

or on such later date as may be determined by the Board of Directors acting in good faith, provided that if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and provided further that if any Take-over Bid referred to in Clause (ii) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made;

(ss) **"Stock Acquisition Date"** shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia) or Section 13(d) under the 1934 Exchange Act) by the Corporation or a Person of facts indicating that an Acquiring Person has become such;

(tt) **"Subsidiary"**: a body corporate is a Subsidiary of another body corporate if:

(i) it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

(ii) it is a Subsidiary of a body corporate that is that other's Subsidiary;

(uu) **"Take-over Bid"** shall mean an Offer to Acquire Voting Shares or Convertible Securities (or both) where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(vv) **"Termination Time"** shall mean the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(a), Subsection 5.1(d) or Section 5.15 hereof;

(ww) **"Trading Day"**, when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or

admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(xx) "**U.S. - Canadian Exchange Rate**" shall mean, on any date:

(i) if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith; and

(yy) "**Voting Shares**" shall mean, collectively, the Common Shares of the Corporation and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses and Subclauses and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.

1.5 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

$100 \times A/B$

Where:

A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator above, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

1.6 References to 1933 Securities Act and 1934 Exchange Act

For the purposes of this Agreement, the references herein to the 1933 Securities Act or the 1934 Exchange Act shall have no force and effect during such time as the Corporation is not subject to the provisions of such Acts.

1.7 Acting Jointly or in Concert

For purposes of this Agreement, it is a question of fact as to whether a Person is acting jointly or in concert with another Person and, without limiting the generality of the foregoing, the following shall be deemed to be acting jointly or in concert with a Person (the "**First Person**"):

(a) every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose of acquiring or Offering to Acquire any Voting Shares of the Corporation, including, without limitation, any one or more of, or any combination of, (i) a put, call, option, forward sale purchase or other right or obligation relating to the sale or disposition of any Voting Shares of the Corporation to the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person (whether settled by delivery of securities, cash or a combination thereof), (ii) any security the value of which varies with the value of Voting Shares of the Corporation, or (iii) any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) pursuant to which all or substantially all of the economic or market risk underlying a Voting Share of the Corporation, directly or indirectly, is transferred to, or assumed by, the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person;

(b) every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose or with the intention of exercising jointly or in concert with the First Person, any Associate or Affiliate of the First

Person or any other Person acting jointly or in concert with the First Person, any voting rights attaching to any securities of the Corporation; and

(c) every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose of selling, offering to sell, acquiring or offering to acquire any business, asset, subsidiary or investee company of the Corporation through any one transaction or series of transactions where the aggregate value of the business, asset, subsidiary or investee company to be acquired exceeds $1,000,000, such value to be determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker with respect to the value of such business, asset, subsidiary or investee company.

Notwithstanding the foregoing and for greater certainty, the phrase "**acting jointly or in concert**" shall not include conduct consisting solely of:

(1) voting or directing the vote of securities of the Corporation pursuant to a revocable proxy given in response to a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror); or

(2) voting or directing the vote of securities of the Corporation in connection with or in order to participate in a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror).

1.8 Statutory References

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, subsection, clause or rule of any Act or regulation shall refer to the same as it exists on the date hereof.

ARTICLE 2 - THE RIGHTS

2.1 Legend on Common Share Certificates

(a) Certificates issued for Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, after the date hereof but prior to the close of business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:

> *Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder*

*Rights Plan Agreement, dated as of the 15th day of November, 2006, as amended from time to time (the "**Rights Agreement**"), between Capstone Mining Corp. (the "**Corporation**") and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become null and void (if, in certain cases, they are "**Beneficially Owned**" by an "**Acquiring Person**", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge promptly after the receipt of a written request therefor.*

Certificates representing Common Shares that are issued and outstanding as at the date hereof shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

(b) Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Corporation's securities registers for the Common Shares.

2.2 **Initial Exercise Price, Exercise of Rights and Detachment of Rights**

(a) Subject to adjustment as provided herein, each Right will entitle the Holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right, one Common Share (which Exercise Price and number of Common Shares are subject to adjustment as set forth herein). Notwithstanding any other provision of this Agreement, any Rights Beneficially Owned by the Corporation or any of its Subsidiaries shall be void.

(b) Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificates for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights shall be exercisable and the registration and transfer of the Rights shall be separate from and independent of the Common Shares. Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into or exchanged or exercised for Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, exchange or exercise to the holder so converting, exchanging or exercising (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "**Nominee**")), at such holder's address as shown on the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i) a certificate (a "**Rights Certificate**") in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such Holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or admitted to trading, or to conform to standard usage; and

(ii) a disclosure statement prepared by or on behalf of the Corporation describing the Rights;

provided that a Nominee shall be sent the materials provided for in Clauses (i) and (ii) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish it with such information and documentation as the Corporation considers advisable.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in the city of Vancouver or any other office of the Rights Agent or Co-Rights Agent in the cities designated from time to time for that purpose by the Corporation:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate appropriately

completed and duly executed by the Holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to or to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the Holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, accompanied by an Election to Exercise appropriately completed and duly exercised that does not indicate that such Right is null and void as provided by Subsection 3.1(b) and by payment as set forth in Subsection 2.2(d)(iii), the Rights Agent will thereupon promptly:

(i) requisition from the transfer agent for the Common Shares, certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv) when appropriate, after receipt, deliver such cash (less any amounts required to be withheld) to or to the order of the registered holder of the Rights Certificate; and

(v) tender to the Corporation all payments received on exercise of the Rights.

(f) In case the Holder of any Rights shall exercise less than all the Rights evidenced by such Holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such Holder or to such Holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the Corporations Act, the Securities Act (British Columbia), the 1933 Securities Act, the 1934 Exchange Act and the comparable securities legislation of each of the provinces and territories of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii) on or before the issuance thereof, use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed or admitted to trading upon issuance on the principal exchange or exchanges on which the Common Shares were listed or admitted to trading immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v) pay when due and payable any and all Canadian and United States federal, provincial and state transfer taxes (not including any tax in the nature of income or capital gains taxes of the Holder or exercising Holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares or registration of the Common Shares in the securities register of the Corporation, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or registration of the Common Shares in the securities register of the Corporation in a name other than that of the Holder of the Rights being transferred or exercised.

2.3 Adjustments to Exercise Price; Number of Rights

(a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Subsection 3.1(a).

(b) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on Common Shares payable in Common Shares (or securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any regular dividend

reinvestment plan of the Corporation providing for the acquisition of Common Shares;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, in each case at the relevant time, shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(1) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the "**Expansion Factor**") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(2) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share will have exactly one Right associated with it following the payment or effective date of the event referred to in this Section 2.3.

For greater certainty, if the securities purchasable upon the exercise of Rights are to be adjusted, the securities purchasable upon the exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon the exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(b)(i) or (iv), shares of such capital stock shall be

treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(c) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares, shares having the same rights, privileges, restrictions and conditions as Common Shares ("**equivalent common shares**"), or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares or equivalent common shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the Holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would have been in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares, equivalent common shares or securities convertible into or exchangeable or

exercisable for Common Shares actually issued upon the exercise of such rights, options or warrants, as the case may be.

For the purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than a regular periodic cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(c)) hereof, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the Holders of Rights), on a per share basis, of the portion of the evidences of indebtedness, cash, assets, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be readjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(e) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or Right. Notwithstanding the first sentence of this Subsection 2.3(e), any adjustment required by this Section 2.3 shall be made no later than the Expiration Time.

(f) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(b)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsection 2.3(b) in connection with such transaction will not appropriately protect the interests of the Holders of Rights, the Board of Directors acting in good faith may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsection 2.3, such adjustments, rather than the adjustments contemplated by Subsection 2.3, shall be made. The Corporation and the Rights Agent shall have authority with the prior approval of the holders of the Common Shares or the Holders of Rights to amend this Agreement in accordance with section 5.4 hereof, as appropriate to provide for such adjustments.

(g) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(h) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificate theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(i) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the Holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(j) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 2.3, the Corporation shall promptly:

(i) file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii) mail or cause to be mailed a brief summary of the particulars of such adjustment or change to Holders of the Rights who request a copy;

provided that failure to file such certificate or cause such summary to be mailed as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Right Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any two of its Chairman, its President, a Vice-President or any director, provided that at the time of such execution none of such officer or director, any Affiliate or Associate of such officer or director or any person with whom such officer or director or any such Affiliate or Associate is acting jointly or in concert has commenced or publicly announced an intention to commence a Take-over Bid. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the Holders of the Rights pursuant to Subsection 2.2(d) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) The Corporation will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "**Rights Registrar**" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) and the other provisions of this Agreement, the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the Holder or the designated transferee or transferees as required pursuant to the Holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the Holder thereof or such Holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Right Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide

purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall entitle the Holder of the Rights to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation hereunder.

2.8 Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

Every Holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other Holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer or exchange, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such Holder of Rights has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein);

(f) that, subject to the provisions of Section 5.4, without the approval of any Holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any Holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of a preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder not Deemed a Shareholder

No Holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever to be the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the Holder of any Right or Rights Certificate, as such, any of the rights, title, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any

action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until such Rights shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS ON FLIP-IN EVENT

3.1 Flip-in Event

(a) Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3, without duplication, in the event that after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person); or

(ii) a transferee or other successor in title of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person) who becomes a transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement, understanding or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i),

shall become null and void without any further action, and any Holder of such Rights (including transferees or other successor in title) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or

exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such rights shall be null and void.

(c) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Corporations Act, the Securities Act (British Columbia) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> *The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement;*

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a Holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such Holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

ARTICLE 4 - THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the Holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such one or more co-Rights Agents (**"Co-Rights Agents"**) as it may deem necessary or desirable subject to the prior written approval of the Rights Agent. In the event the Corporation appoints one or

more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the written approval the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement on the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.

(c) The Corporation will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent, and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors and officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2 <u>Merger or Amalgamation or Change of Name of Rights Agent</u>

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights

Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the Holders of Rights Certificates, by their acceptance thereof, shall be bound.

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (where such approval may reasonably be obtained and such approval not be unreasonably withheld), retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert or advisor.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, a Vice-President or a director of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, a Vice-President or a director of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person. All such instruction shall, except where circumstances make it impracticable, be given in writing.

(h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend

money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to the transfer agent of Common Shares by registered or certified mail, and to the Holders of the Rights in accordance with Section 5.8. The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to the transfer agent of the Common Shares by registered or certified mail, and to the Holders of the Rights in accordance with Section 5.8. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the Holder of any Rights (which Holder shall, with such notice, submit such Holder's Rights Certificate for inspection by the Corporation), then the outgoing Rights Agent or Holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Provinces of British Columbia and Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the Rights Agent of all outstanding fees and expenses, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail or cause to be mailed a notice thereof in writing to the Holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5 - MISCELLANEOUS

5.1 Redemption and Waiver

(a) Redemption on Approval of Holders of Voting Shares

The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 had not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of a type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(b) Discretionary Waiver with Mandatory Waiver for Concurrent Bids

The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of Take-over Bid Circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(c)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(b), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made for all of the outstanding Voting Shares other than those Beneficially Owned by the Offeror by means of a Take-over Bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(b).

(c) Waiver of Inadvertent Acquisition

The Board of Directors acting in good faith may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event (i) if the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(d) Deemed Redemption

In the event that an Offeror acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to Subclause 5.1(b)

hereof, then the Board of Directors shall, immediately upon the consummation of such acquisition, without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(e) Discretionary Waiver respecting Acquisition not by Take-over bid Circular

The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares or otherwise than in the circumstances set forth in Subsection 5.1(c), waive the application of Section 3.1 to such Flip-in Event by written notice to the Rights Agent. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of Holders called to approve such waiver.

(f) Redemption on Withdrawal or Termination of Bid

Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price in which event all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

(g) Effect of Redemption

If the Board of Directors elects or is deemed to have elected to redeem the Rights, or if Subsection 5.1(e) is applicable within ten Business Days after the holders of Voting Shares have approved a redemption of Rights, as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and each Right will after election or deemed election to redeem be null and void and the only right thereafter of the Holders of Rights shall be to receive the Redemption Price.

(h) Notice of Redemption

Within ten days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, or if Subsection 5.1(e) is applicable within ten Business Days after the holders of Voting Shares have approved a redemption of Rights, as the case may be, the Corporation shall give notice of redemption to the Holders of the then outstanding Rights by mailing such notice to all such Holders

at their last address as they appear upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the Holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1, except in connection with the purchase of Common Shares prior to the Separation Time.

5.2 Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) hereof.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Corporation may from time to time supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares in order to correct any clerical or typographical error or which are required to maintain the validity or effectiveness of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.15(a), supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the Holders of Rights generally). Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of

Common Shares duly called and held in compliance with applicable laws and the memorandum and articles of the Corporation.

(c) Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the Holders of Rights, at any time on or after the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the Holders of Rights generally). Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative vote of a majority of the votes cast by the Holders of Rights (other than Rights which are void pursuant to the provisions hereof) present or represented at and entitled to vote at a meeting of the Holder of Rights. For the purposes, hereof, the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's memorandum and articles and the Corporations Act with respect to meetings of shareholders of the Corporation and each Right shall be entitled to one vote at any such meeting.

(d) Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i) if made before the Separation Time, be submitted to the holders of the Common Shares at the next meeting of such holders and the holders of the Common Shares may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the Holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders and the Holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

Any such amendment shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the holders of the Common Shares or the Holders of Rights or is not submitted to the holders of the Common Shares or the Holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of Holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the holders of the Common Shares or the Holders of Rights, as the case may be.

(e) The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to this Section 5.4 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

5.5 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the Holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b) at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the same fraction of the Market Price of one whole Right.

(b) The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered Holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share.

(c) The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to Subsections 5.5 (a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered Holders of the Rights; and any registered Holder of any Rights, without the consent of the Rights Agent or of the registered Holder of any other Rights, may, on such Holder's own behalf and for such Holder's own benefit and the benefit of other Holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such Holder's right to exercise such Holder's Rights in the manner provided in such Holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the Holders of Rights, it is specifically acknowledged that the Holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each Holder of a Right, in accordance with Section 5.8 hereof, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, winding up or sale is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action.

5.8 Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the Holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Capstone Mining Corp.
401 – 750 West Pender Street
Vancouver, B.C.
V6C 2T8

Attention: President and Chief Executive Officer
Facsimile: (604) 684-2180

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by a Holder of Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
3rd Floor – 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Attention: Manager, Client Services
Facsimile: (604) 661-9401

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on any Holder of Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such Holder at the address of such Holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the Holder receives the notice.

Any notice given or made in accordance with this Section 5.8 shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.9 Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the Holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such Holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.10 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and permitted assigns hereunder.

5.11 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the Holders of the Rights any legal or equitable right, remedy or claim under this Agreement; and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the Holders of the Rights.

5.12 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.13 Language

Les parties aux présentes ont exigées que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.14 Severability

If any Section, Subsection, Clause, Subclause, term or provision hereof or the application thereof to any circumstance or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, Subsection, Clause, Subclause, term or provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, Subsections, Clauses, Subclauses, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such Section, Subsection, Clause, Subclause, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 Effective Date and Renewal

(a) This Agreement is effective from and after the Record Time; provided, however, that if this Agreement is not approved by a resolution passed by a majority of the votes cast by the Independent Shareholders at a meeting of shareholders to be held not later than February 28, 2007, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (i) the date of termination of the meeting called to consider the confirmation of this Agreement, and (ii) February 28, 2007.

(b) At or prior to the annual meeting of the shareholders of the Corporation in the year 2009, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought advisable, approval. Unless a majority of the votes cast by Independent Shareholders who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Board of Directors shall, immediately upon the confirmation of the results of the votes on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.16 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, for the purposes of this Agreement shall not subject the Board of Directors or any director of the Corporation to any liability to the Holders of the Rights.

5.17 Rights of Board of Directors and the Corporation

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of the

Voting Shares with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.18 Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including any necessary approvals of any stock exchange. Any amendment or supplement to this Agreement is subject to the approval of any stock exchange on which the Common Shares are listed.

5.19 Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20 Time of the Essence

Time shall be of the essence in this Agreement.

5.21 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.22 Execution in Counterparts

This Agreement may be executed in any number of counterparts; each of such counterparts shall for all purposes be deemed to be an original; and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CAPSTONE MINING CORP.

By: ________________________

COMPUTERSHARE INVESTOR SERVICES INC.

By: ________________________

By: ________________________

Exhibit A

[FORM OF RIGHTS CERTIFICATE]

RIGHTS CERTIFICATE

Certificate No.______ ______Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS ASSOCIATES OR AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM, MAY BECOME VOID WITHOUT ANY FURTHER ACTION.

This certifies that ________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of the 15th day of November, 2006, (the "**Rights Agreement**") between Capstone Mining Corp., a corporation subsisting under the *Business Corporations Act* (British Columbia) (the "**Corporation**") and Computershare Investor Services Inc., a company incorporated under the laws of Canada, as rights agent (the "**Rights Agent**", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid and non-assessable Common Share of the Corporation (a "**Common Share**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the city of Toronto. The Exercise Price shall initially be $1,000 (Canadian) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby.

No holder of this Rights Certificate, as such, shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities of the Corporation which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: ____________________

CAPSTONE MINING CORP.

By: ______________________________________

COMPUTERSHARE INVESTOR SERVICES INC.

By: ______________________________________
Authorized Signature

By: ______________________________________
Authorized Signature

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: CAPSTONE MINING CORP.

AND TO: COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby irrevocably elects to exercise ______ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued to:

____
(Name)

____
(Address)

____
(City and Province or State)

____
(Social Insurance Number or other taxpayer identification number)

If such number of Rights are not all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____
(Name)

____
(Address)

____
(City and Province or State)

____
(Social Insurance Number or other taxpayer identification number)

Dated:____________________

Signature: __________________________

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Guarantee Program.

CERTIFICATE

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Signature: ______________________________

NOTICE

In the event the certification set forth in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (all capitalized terms are used as defined in the Rights Agreement) and accordingly such Rights shall be null and void.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED____

hereby sells, assigns and transfers unto ______________________________________
(Please print name and address of transferee)
the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitutes and appoints __________________, as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:__________________ Signature: ______________________

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank, a major Canadian trust company or a member of a recognized Medallion Guarantee Program.

CERTIFICATE

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Signature: ______________________

NOTICE

In the event the certification set forth in the Form of Assignment is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (all capitalized terms are used as defined in the Rights Agreement) and accordingly such Rights shall be null and void.




RECEIVED
2007 JAN -4 A 9:

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

November 8, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: CAPSTONE MINING CORP.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General and Special Meeting
2. CUSIP/Class of Security entitled to receive notification : 14068G104/CA14068G1046/COMMON
3. CUSIP/Class of Security entitled to vote : 14068G104/CA14068G1046/COMMON
4. Record Date for Notice : 27 Nov 2006
5. Record date for Voting : 27 Nov 2006
6. Beneficial Ownership determination date : 27 Nov 2006
7. Meeting Date : 11 Jan 2007
8. Meeting Location : Vancouver, BC

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

FANG AND ASSOCIATES BARRISTERS & SOLICITORS*

Business Solutions

P.O. Box 10037 Pacific Centre, 1925 – 700 West Georgia Street Vancouver, British Columbia, V7Y 1A1

General: (604) 688-6775 Fax: (604) 688-6995 Cell (778) 837-7020 pmf@thomasrondeau.com

November 2, 2006

VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: <u>Capstone Mining Corp. (the "Company")</u>

We are the solicitors for the Company and wish to advise the following with respect to the upcoming Annual General Meeting meeting of the shareholders of the Company:

1.	Meeting Type:	Annual General Meeting
2.	Security Description of Voting Issue:	Common
3.	CUSIP Number:	1406 7U 104
4.	Record Date:	Monday, November 27, 2006
5.	Meeting Date:	Thursday, January 11, 2007
6.	Meeting Location:	401-750 West Pender St., Vancouver, B.C., V6C 2T8
7.	Routine or Special:	Special

Yours truly,

FANG AND ASSOCIATES

"*Paul M. Fang*"

Paul M. Fang

PMF/lsi

* Denotes law corporation

CAPSTONE GOLD CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE is hereby given that the Annual and Special Meeting (the "Meeting") of CAPSTONE GOLD CORP. (the "Company") will be held on January 10, 2006 at 401-750 West Pender Street, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period ending August 31, 2005 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at 4.

5. To consider and, if thought fit, pass, by an ordinary resolution of disinterested shareholders, being a majority of votes cast excluding insiders, and associates, entitled to receive stock options (such insiders, and associates, holding an aggregate of 1,425,000 shares), approving the proposed Amended Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the Toronto Stock Exchange.

6. To consider and, if thought fit, approve a special resolution to (1) change the Company's name to "Capstone Mining Corp." and that the Notice of Articles of the Company, once filed, be altered accordingly and (2) authorize the Board of Directors of the Company to revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

8. To transact such other business as may properly come before the meeting.

An Information Circular, report of the auditor and the audited financial statements of the Company for the year ended August 31, 2005, with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, this 23rd day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF CAPSTONE GOLD CORP.

Per: *"Darren M. Pylot"*
Darren M. Pylot, Director, C.E.O. and President

CAPSTONE GOLD CORP.

INFORMATION CIRCULAR

This information circular contains information as at November 23, 2005.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual and Special Meeting (the "Meeting") of the shareholders of CAPSTONE GOLD CORP. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, COMPUTERSHARE INVESTOR SERVICES INC, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONT. M5J 2Y1, or to the Company prior to the commencement of the Meeting. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile

or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to COMPUTERSHARE INVESTOR SERVICES INC, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONT. M5J 2Y1, or at the address of the registered office of the Company at 401 – 750 West Pender Street, Vancouver, B.C. V6C 2T8, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed November 23, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting

personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of November 23, 2005, the Company had outstanding 43,835,547 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the Directors and executive officers of the Company, only the following persons beneficially owned, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

Name	Number of Shares	Percentage of Outstanding Shares
David W. Tice & Associates, LLC	5,792,798	13.2%
CDS*	35,646,484	81.3%
Total	41,439,282	

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended August 31, 2005 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except a special resolution will be required to change the name of the Company. A special resolution is a resolution passed by a majority of not less than **two thirds** of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at 5. The board proposes that the number of directors be determined at 4. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 4.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at November 23, 2005.

Name, Position and Country of Residence	Principal Occupation or Employment	Date since a Director of the Company	Shares Beneficially Owned
Darren M. Pylot Chairman, President, C.E.O. & Director Canada	Director of East Asia Minerals Corporation from January 2004 to present; Director of Phage Therapeutics Inc. from May 1998 to March 2005; President of Stealth Investments Corp. from March 1996 to present; Controller of Ourominas Minerals Inc. from February 1995 to February 1996; Accounting of Crystallex Mining Co. from October 1991 to January 1995.	February 13, 1995	418,509 common shares
Jack M. Marr Director Canada	Geologist; Director and Vice-President of Geodex Minerals Ltd. from 1993 to present; Director of IMA Resources from June 1996 to June 1997; Director of Soho Resources from May 1993 to present; VP Exploration of Teryl Resources from August 1995 to present; director of La Mancha Resources from October 1999 to present; director of East Asia Minerals Corporation from May 2004 to present; Senior VP Exploration of Crosshair Exploration from January 2003 to present.	December 6, 2002	Nil
Tony Chan Director Canada	Director and Vice-President of Golden Capital Securities Ltd. from inception in 1990 to 2004.	April 30, 2004	9,000 common shares
Kenneth Thorsen Director Canada	Sole Proprietor of Thorsen Consulting from January 2002 to present; Director of Donner Minerals from October 1996 to August 1999 and from May 2004 to present; director of Boulder Mining from February 2002 to present; director and VP Exploration of Bell Coast Capital Corp. from September 2002 to present; director and VP Exploration of Fury Explorations Ltd. from September 2003 to present; director of Mirabel Resources from May 2002 to present; director of Miranda Mining from July 2002 to August 2003. General Manager of Advanced Projects of Teck Corporation from December 1999 to December 2001; various positions at Teck Corporation from June 1994 to December 1999	July 5, 2004	Nil

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada. Details of remuneration paid to the Company's executive officers are set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Tony Chan, Jack M. Marr and Kenneth Thorsen.

CORPORATE GOVERNANCE DISCLOSURE

Guideline 1 (a – e): The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for (a) adoption of a strategic planning process, (b) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks, (c) succession planning, including appointing, training and monitoring senior management, (d) a communications policy for the corporation, and (e) the integrity of the corporation's internal control and management information systems.

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

- the Business Corporations Act (British Columbia)
- the Company's articles of incorporation and by-laws
- the Company's code of business conduct
- the charters of the Board and the Board committees
- other applicable laws and company policies

The Board approves all significant decisions that affect the Company and its subsidiaries before they are implemented. The Board supervises their implementation and reviews the results. Copies of the Company's code of business conduct and charters of the Board and its committees can be found on the Company's web site at www.capstonegold.com.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The objectives of the Board of Directors are to guide the Company's management in its quest to increase and develop the Company's natural resource properties in a safe and efficient manner. The Board seeks to meet these objectives while striving to comply with its responsibilities as set out above.

The Board, through the Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to the environment, the Company's industry, foreign currencies and interest rates. The Audit Committee meets regularly to review reports and discuss significant risk areas with the internal and external auditors. The Board, through the Audit Committee,

ensures that the Company adopts risk management policies. In addition, the Corporate Governance Committee meets from time to time quarterly, to review operating and corporate risk management policies and procedures.

The Board is responsible for choosing the President and CEO, appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board and the CEO, including the limits on management's responsibilities and the corporate objectives to be met by the CEO The Board approves the President and CEO's corporate objectives and compensation. The Board also ensures that processes are in place to recruit senior managers with the highest standards of integrity and competence, and to train, develop and retain them. The Board supports management's commitment to training and developing all employees.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

Guideline 2: The Board of Directors, together with the corporation's chief executive officer ("CEO"), should develop descriptions of the positions for the Board and the CEO, including the limits on management's responsibilities and the corporate objectives to be met by the CEO. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Nominating Committee is responsible for developing position descriptions for the board and the CEO. The committee reviews and approves the corporate objectives that the CEO is responsible for meeting. The committee assesses the CEO's performance against these objectives and reports the results of this assessment to the board. The board expects management to:

- review the Company's strategies and their implementation in all key areas of the Company's activities
- carry out a comprehensive budgeting process and monitor the Company's financial performance against the budget
- identify opportunities and risks affecting the Company's business and find ways of dealing with them.

Guideline 3: The Board of Directors of every corporation should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from a shareholding in the corporation. A "related director" is a director who is not an unrelated director. If a corporation has a significant shareholder (a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors) then, in addition to a

majority of unrelated directors, the Board should include a number of directors who do not have interests in, or relationships with, either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

The Board is responsible for determining whether or not each director is an unrelated director. To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries. Four of the five directors are unrelated to the Company. Darren M. Pylot is a related director because of his position as CEO of the Company. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company other than as directors. More information about each director, including other directorships, can be found on in this circular. The Corporate Governance Committee reviews the status of individual directors annually on the basis of their responses to questionnaires.

Guideline 4: The Board of directors of every corporation should appoint a committee composed exclusively of outside (non-management) directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

The Nominating Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

Guideline 5: Every Board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of the individual directors.

The Nominating Committee evaluates the effectiveness of the board and individual directors. The committee assesses the operation of the board and the committees, the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

Guideline 6: Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.

The Corporate Governance Committee provides all new directors with the charters of the board committees, and other relevant corporate and business information.

Guideline 7: Every Board of directors should examine its size /and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Corporate Governance Committee reviews the composition and size of the board. It is the view of the Board that the number of directors on the Board is optimal in light of the stage of development of the Company.

Guideline 8: The Board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Compensation Committee reviews and provides recommendations to the Board with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the committee takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders. Directors may receive their compensation in the form of common shares, stock options, cash, or a combination of these. See elsewhere in this circular for information regarding the actual compensation figures received by the directors.

All 3 members of the Compensation Committee are outside and unrelated Directors.

Guideline 9: Committees of the Board of directors should generally be composed entirely of outside directors, a majority of whom are also unrelated directors although some Board committees, such as an executive committee, may include one or more inside directors.

The board has appointed four committees: the Audit Committee , consisting of John M. Marr, Tony Chan, and Kenneth Thorsen; the Corporate Governance Committee, consisting of Darren M. Pylot, Tony Chan, and John M. Marr; the Compensation Committee, consisting of Tony Chan, John M. Marr, and Kenneth Thorsen; and, the Nominating Committee, consisting of Tony Chan, John M. Marr, and Kenneth Thorsen. Each committee consists of three directors; in every committee except for the Corporate Governance Committee, all three directors are outside, unrelated directors. On the Corporate Governance Committee, one of the three directors is an inside director: Darren M. Pylot, the President, CEO and Chairman.

Guideline 10: Every Board of directors should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for, developing a corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to the Guidelines.

The Corporate Governance Committee is responsible for reviewing the overall governance principles of the Company, and recommending any changes to these principles. This committee is responsible for the statement of corporate governance practices included in the Company's information circular. This committee monitors best practices among major Canadian companies to ensure the Company continues to carry out high standards of corporate governance.

Guideline 11: The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the Board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors and the analysis made to support such disclosure or, in the case of a corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Of the 4 Board members, only Darren M. Pylot, the President, CEO and Chairman of the Company is an inside director. None of the 3 outside directors are related directors. No shareholder has the ability to exercise a majority of the votes for the election of the Board of Directors.

Guideline 12: Every Board of directors should have in place appropriate structures and procedures to ensure that the Board can function independently of the corporation's management. An appropriate structure would be to (i) appoint a chair to the Board who is not a member of management with responsibility to ensure the Board discharges its duties, or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director (called a "lead director"). Appropriate procedures may involve the Board meeting on a regular basis without management present or expressly assigning the responsibility for administering the Board's relationship to management to a committee of the Board.

While the Chairman of the Board is not independent of management of the Company and no alternate structure has been set up, the Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

Guideline 13: The audit committee of every Board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communications channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee consists of John M. Marr, Tony Chan, and Kenneth Thorsen. They are all unrelated directors. The committee's responsibilities are set out in its charter. The Company's internal and external auditors have a direct line of communication with the committee at all times. The Company's Chief Financial Officer acts as the internal auditor for the Company. The internal and external auditors must meet with the committee without management present at least once a

year. The Management gives the committee a report assessing the adequacy and effectiveness of the Company's disclosure controls and systems of internal control. The committee approves all non-audit work performed by the external auditors. The Audit Committee is responsible for reviewing the Company's annual and quarterly interim financial statements and Management's Discussion & Analysis before they are reviewed and approved by the Board, the Company's financial reporting procedures and the performance of the Company's auditor. Such reviews are carried out with the assistance of the Company's auditor, as required, and the Company's senior financial management.

Guideline 14: The Board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

The Directors may hire outside advisers at the Company's expense, subject to the approval of the Corporate Governance Committee.

AUDIT COMMITTEE

The audit committee's mandate and charter can be described as follows:

1. Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2. At least one of the members of the Audit Committee shall be financially literate.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend any proposed changes to the Board of Directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are Tony Chan, Jack M. Marr and Kenneth Thorsen, all of whom are independent and financially literate. Mr. Chan, as a former principal of Golden Capital Securities Ltd., and Messrs. Marr and Thorsen, as directors and officers of mineral resource exploration and development public companies, have an understanding of the accounting principles used, can assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves and evaluate financial statements in the context of the mineral resource sector and possess an understanding of internal controls and procedures for financial reporting

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia to the Company to ensure auditor independence. Fees incurred with Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year ended August 31, 2005	Fees Paid to Auditor in the prior Fiscal Year
Audit Fees(1)	$40,000	$37,450
Audit-Related Fees(2)	Nil	$8,132
Tax Fees(3)	Nil	Nil
All Other Fees(4)	$1,605	$1,070
Total	$41,,605	$46,652

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting

consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

APPOINTMENT OF AUDITOR

Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Employment Contracts

(a) Consulting Agreement dated March 1, 2005, between the Company and Stealth Investments Corp., whereby Stealth Investments Corp. acts an independent contractor to the Issuer regarding personnel management, finance accounting and insurance, planning, facilities and supplies, and shareholder relations and corporate finance at a rate of $180,000 per year, for a term of one year, renewable subject to review by the board of directors of the Issuer. Darren Pylot is the sole director of Stealth Investments Corp.; and

(b) Employment Agreement dated for reference May 1, 2005 between the Company and Jason Howe, whereby Jason Howe acts a Chief Financial Officer to the Company at a salary of $85,000 per year, for a term of one year, renewable subject to review by the board of directors of the Company.

The compensation of the CEO, Darren Pylot, was determined through a review carried out by the Board of Directors.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payout	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Darren M. Pylot, CEO	2005	Nil	50,000	160,200	200,000	Nil	Nil	Nil
	2004	Nil	20,000	111,900	175,000	Nil	Nil	Nil
	2003	Nil	Nil	55,000	305,809	Nil	Nil	Nil
Jason Howe, CFO	2005	78,333	8,000	Nil	100,000	Nil	Nil	Nil
	2004	25,000	Nil	Nil	100,000	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Darren M. Pylot	200,000	12.7%	$1.05	$1.05	March 1, 2010
Jason Howe	100,000	6.4%	$1.05	$1.05	March 1, 2010

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Darren M. Pylot	305,809	$333,331.81	265,000/110,000	$30,750/$500
Jason Howe	Nil	Nil	140,000/60,000	$4,500/$500

COMPENSATION ARRANGEMENTS

Composition of the Compensation Committee

The Issuer's Compensation Committee consists of Tony Chan, John M. Marr, and Ken Thorsen. None of them has ever been an officer or executive officer or employee of the Issuer. However, they are all directors of the Issuer – Tony Chan since April 2004, John M. Marr since December 2002, and Ken Thorsen since July 2004.

None of them has any relationship requiring disclosure by the Issuer under Form 51-102F5 Item 10 or Item 11.

Compensation of Directors

NAME OF DIRECTOR, AND DATES OF DIRECTORHIP	COMPENSATION ARRANGEMENTS
Darren Pylot February 13, 1995 to current	**Consulting** Agreement dated March 1, 2005, between the Company and Stealth Investments Corp., whereby Stealth Investments Corp. acts an independent contractor to the Company regarding personnel management, finance accounting and insurance, planning, facilities and supplies, and shareholder relations and corporate finance at a rate of $15,000 per month, for a term of one year, renewable subject to review by the board of directors of the Company. Darren Pylot is the sole director of Stealth Investments Corp. (please also refer to the Summary Compensation Table) **Stock Options** (please refer to the Summary Compensation Table and Option/SAR Grants During The Most Recently Completed Financial Year Table)
John M. Marr December 6, 2002 to current	**Stock Option** Agreement dated December 2, 2002, between the Company and John M. Marr granting 50,000 options to buy common shares of the Company at an exercise price of $0.20, exercisable for a 5-year period. **Stock Option** Agreement dated September 15, 2003, between the Company and John M. Marr granting 75,000 options to buy common shares of the Company at an exercise price of $0.45, exercisable for a 5-year period. **Stock Option** Agreement dated March 22, 2004, between the Company and John M. Marr granting 75,000 options to buy common shares of the Company at an exercise price of $0.75, exercisable for a 5-year period. **Stock Option** Agreement dated March 1, 2005, between the Company and John M. Marr granting 50,000 options to buy common shares of the Company at an exercise price of $1.05, exercisable for a 5-year period.
Tony Chan April 30, 2004 to current	**Stock Option** Agreement dated May 6, 2004, between the Company and Tony Chan granting 50,000 options to buy common shares of the Company at an exercise price of $0.75, exercisable for a 5-year period. **Stock Option** Agreement dated March 1, 2005, between the Company and Tony Chan granting 50,000 options to buy common shares of the Company at an exercise price of $1.05, exercisable for a 5-year period.
Kenneth Thorsen July 5, 2004 to current	**Stock Option** Agreement dated July 5, 2004, between the Company and Kenneth Thorsen granting 50,000 options to buy common shares of the Company at an exercise price of $0.55, exercisable for a 5-year period. **Stock Option** Agreement dated March 1, 2005, between the Company and Kenneth Thorsen granting 50,000 options to buy common shares of the Company at an exercise price of $1.05, exercisable for a 5-year period.

There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,980,000	$0.85	1,403,555 (10% of issued an d outstanding as of November 23, 2005 less 2,980,000)
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil

Other Compensation Arrangements

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

Performance Graph

The following graphs compare the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis) with the cumulative total shareholder return of the S&P/TSX Venture Exchange Composite Index and the S&P/TSX Composite Index (assuming reinvestment of dividends) during the periods indicated. For comparison purposes it is assumed that $100 had been invested in the Company's shares and in such index on August 31, 2001 and in respect of the index the same amount has been invested in 2001 and 2002 as the calculation of the Index was reformulated in December 2001. On August 31, 2004, the shares of the Company as traded though the facilities of the Toronto Stock Exchange closed at the price of

$0.62 per share. Therefore, for the period from August 31, 2004 to August 31, 2005, the Company's cumulative shareholder return is compared with the S&P/TSX Composite Index.


CSG Common Shares
TSX Venture Stock Index
$120
$100
$80
$60
$40
$20
$0
2001
2002
2003
2004


CSG Common Shares
TSX Stock Index
$140
$120
$100
$80
$60
$40
$20
$0
2004
2005

	August 31, 2001	August 31, 2002	August 31, 2003	July 27, 2004[1]	August 31, 2004	August 31, 2005
Company	$100.00 ($0.50)	$42.00 ($0.21)	$78.00 ($0.39)	$96.00 ($0.48)	$100.00 ($0.62)	$129.03 ($0.80)
TSXV Composite Index	$100 (3023.94)	$33.80 (1022.23)	$43.54 (1316.90)	$49.86 (1507.88)	N/A	N/A
TSX Composite Index	N/A	N/A	N/A	N/A	$100.00 (8,400.00)	$127.00 (10,668.94)

[1] The last day of trading of the Company's shares on the TSX Venture Exchange.

Note: The amounts shown in parentheses are the Company's closing share price or the value of the index on the dates indicated.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended August 31, 2005, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

The Board of Directors of the Company have established an incentive stock option plan (the "Stock Option Plan"). The purpose of the Stock Option Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of the Company's management corporation and consultants to the Company (collectively the "Optionees") and thereby advance the Company's interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Plan. The Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to option under the Stock Option Plan is a maximum of ten percent (10%) of the Common Shares issued and outstanding at the time of the grant. As of November 23, 2005, the issued and outstanding number of shares was 43,835,547 and therefore the maximum would therefore be 4,383,555 options. Currently, 2,980,000 options are issued and outstanding, being 6.8% of the Company's issued and outstanding shares; thus, under the Stock Option Plan, 1,403,555 options would be issuable as of November 23, 2005, being 3.2% of the Company's issued and outstanding shares.

2. The number of shares subject to each option is determined by the Board of Directors and the Compensation Committee provided, at the time the options are granted, no optionee may hold options to purchase more than 5% of the outstanding number of issued shares of the Company at the time of granting, less any shares issued during the preceding year pursuant to share incentive plans. Insiders are in the same position as any other optionee, in that the maximum options that any insider may hold is also 5% of the outstanding number

of issued shares of the Company at the time of granting, less any shares issued during the preceding year pursuant to share incentive plans, and the maximum options that insiders as a group could possibly hold would be 10% of the outstanding number of issued shares of the Company at the time of granting, less any shares issued during the preceding year pursuant to share incentive plans.

3. The exercise price of the options will be the closing market price of the Company's shares on the Toronto Stock Exchange on the trading day prior to the time of announcement of the granting of the stock options.

4. The options may be exercisable for a period of no more than 10 years, or such lesser period as may be determined by the directors at the time of the grant.

5. The options are assignable, subject to the approval of the Board of Directors of the Company and can only be exercised by the optionee for so long as the optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company's management corporation or within a period of not more than 90 days after ceasing to be a director, officer or employee of, or consultant to, the Company or, if the optionee dies, within one year from the optionee's death.

6. Options granted to optionees will vest as to 25% of the number of options on the date of grant and 25% every 3 months thereafter.

7. Approval of, and any subsequent amendment of, the Stock Option Plan requires the approval of a majority of the Company's directors, a majority of the Company's unrelated directors, and the Company's security holders – votes by insiders and by holders of options would be excluded, in accordance with the requirements of the Toronto Stock Exchange.

The Stock Option Plan has no provisions in respect of calculating market appreciation of stock appreciation rights, transforming stock options into stock appreciation rights involving issuances of securities from treasury. The Company has not provided any financial assistance to any participant under the existing stock option plan nor are there any provisions therefore in the Stock Option Plan; there are no entitlements previously granted that are subject to ratification by security holders.

A copy of the Stock Option Plan is enclosed. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the members approve the Stock Option Plan.

The policies of the Toronto Stock Exchange require that stock option plans be approved by the shareholders of the listed corporation. That approval is being sought at the Meeting. Following approval of the Stock Option Plan by the shareholders any options granted pursuant to the Stock Option Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Company. Accordingly, the shareholders shall be asked to pass the following ordinary resolution on a disinterested basis, being a majority of votes cast excluding insiders, and associates, entitled to receive stock options (such insiders, and associates, holding an aggregate of 1,425,000 shares):

"RESOLVED, as an ordinary resolution disinterested shareholders, being a majority of votes cast excluding insiders, and associates, entitled to receive stock options (such insiders, and associates, holding an aggregate of 1,425,000 shares), that the proposed Stock Option Plan of the Company more particularly described in the Information Circular, and the authorizing of the Directors to

make modifications thereto in accordance with the Stock Option Plan and the policies of the Toronto Stock Exchange, be and are hereby approved."

Change of Name

The Management of the Company is currently reviewing new projects suitable for the Company and in order to better reflect such direction the shareholders are asked to approve the change of name to "Capstone Mining Corp." and that the Notice of Articles of the Company, once filed, be altered accordingly and authorize the Board of Directors of the Company to revoke this resolution before it is acted on without further approval of the shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended August 31, 2005 and the prior fiscal year. and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED November 23, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"Darren M. Pylot"*
Darren M. Pylot, Director, C.E.O and President

CAPSTONE GOLD CORP.
INCENTIVE SHARE OPTION PLAN

General Provisions

1.1 Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

"Associate" means:

any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding;

any partner of that person or company;

any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity;

any relative of that person who resides in the same home as that person;

any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or

any relative of a person mentioned in clause (v) who has the same home as that person;

"Board" means the Board of Directors of the Company;

"Common Shares" means the Common Shares without par value of the Company as currently constituted;

"Company" means Capstone Gold Corp.;

"Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services and who falls within the definition of an "employee" under the rules and policies of the Toronto Stock Exchange, the B.C. Securities Commission, the Alberta Securities Commission, and the Ontario Securities Commission, as applicable;

"Eligible Person" means, subject to all applicable laws, any director, officer, employee, part-time employee, Consultant or person engaged in investor relations activities on behalf of the Company or any of its Subsidiary Companies;

"Insider" means:

an insider as defined in the *Securities Act* (British Columbia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company; and

an associate of any person who is an insider by virtue of (a).

"Option" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

"Participant" means Eligible Persons to whom Options have been granted;

"Plan" means this Incentive Share Option Plan;

"Subsidiary" has the meaning ascribed to it under the *Business Corporations Act* (British Columbia);

"Termination Date" means the date on which a person ceases to be an Eligible Person.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.2 Purpose

The purpose of the Plan is to advance the interests of the Company by (i) providing Eligible Persons with additional incentive, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Company, and (iv) encouraging the Eligible Person to remain with the Company or its Subsidiary companies.

1.3 Administration

(a) This Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than 3 directors. If a committee is appointed for this purpose, all references to the Board will be deemed to be references to the committee.

(b) Subject to the limitations of the Plan, the Board shall have the authority

(i) to grant options to purchase Common Shares to Eligible Persons;

(ii) to determine the terms, limitations, restrictions and conditions respecting such grants;

(iii) to interpret the Plan and to adopt, amend and rescind such administrative guidelines and any other rules and regulations relating to the Plan as it shall from time to time deem advisable;

(iv) to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan

including, without limitation, as it may deem necessary or advisable. The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

1.4 Shares Reserved

(a) The maximum number of Common Shares which may be reserved for issuance shall be ten percent (10%) of the Common Shares as are issued and outstanding from time to time.

(b) the Common Shares issued upon exercise of Options granted to optionees under the Plan shall be subject to the vesting provisions set out in Schedule "A."

(c) If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i) the number or kind of shares or other securities reserved for issuance pursuant to the Plan, and

(ii) the number and kind of shares subject to unexercised Options theretofore granted and in the options price of such shares;

provided, however, that no substitution or adjustment shall obligate the Company to issue or sell fractional shares. If the Company is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provisions for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5 Limits with Respect to Insiders

(a) The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be ten percent (10%) of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other share compensation arrangement.

(b) Disinterested shareholder approval shall be obtained for any reduction in the exercise price of the Option, where the Eligible Person is an Insider of the Company.

1.6 Amendment and Termination

(a) The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to shareholder and regulatory approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of any such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(b) With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges.

1.7 Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Company's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations, of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws. In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

1.8 Effective Date

The Plan shall be effective upon the approval of the Plan by The Toronto Stock Exchange and the shareholders of the Company.

1.9 Miscellaneous

(a) Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

(b) Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(c) The Plan does not give any Participant or any employee of the Company or any of its subsidiary companies the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Company or any of its subsidiary companies. The awarding of Options to any Participant is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

(d) No fractional Common Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 2. <u>Options</u>

2.1 Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Options or the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited, with the discretion in the Board to modify or rescind such restrictions in the event of certain corporate developments such as a take over bid, reorganization, merger, change in capital or amalgamation. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion; however, no more than 5% of the issued shares of the Company may be issued to any Eligible Person in any 12-month period.

2.2 Option Price

(a) The Board shall establish the option price at the time each Option is granted, which shall not be less than the Market Price as calculated and defined in accordance with the policies of The Toronto Stock Exchange.

(b) The option price shall be subject to adjustment in accordance with the provisions of Section 1.4(c) hereof.

2.3 Exercise of Options

(a) Options granted must be exercised no later then ten (10) years commencing from the later of the date of grant or such lesser period as may be determined by the Board.

(b) The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in installments.

(c) The exercise of the Options under the Plan shall be subject to the vesting plan as set out in the attached Schedule "A."

(d) Options granted under the Plan shall not be transferable or assignable, subject to the approval of the Board of Directors.

(e) Except as otherwise determined by the Board:

(i) if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 90 days after the Termination Date. If any portion of an Option is not vested by the

Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice or termination which would otherwise have permitted a greater portion of the Option to vest under the Plan with the Participant. Upon expiration of such 90 days period all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan;

(ii) upon the death of a Participant, the legal representative of the Participant may exercise any outstanding portion of the Participant's Options within one year after the date of the Participant's death.

(f) Each Option shall be confirmed by an option agreement executed by the Company and by the Participant.

(g) The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

2.4 Expiry, Cancellation and Exercise of Options

(a) Options that have been exercised, cancelled or that have expired without being exercised will continue to be issuable under the Plan.

2.5 Company's Representation

Options granted to employees, consultants or management company employees shall be accompanied by a Company representation that the Eligible Person is a bona fide employee, consultant or management company employee as the case may be of the Company or its Subsidiary companies.

2.6 Director, Unrelated Director, and Disinterested Shareholder Approval

This Plan is subject to approval by the shareholders of the Company at its next general meeting of shareholders and until such approval is obtained Options granted pursuant to this Plan will not be exercisable. When adopted by the Company's shareholders this Plan will supersede and replace all previous stock option plans. **Approval of, and any subsequent amendment of, the Plan requires the approval of a majority of the Company's directors, a majority of the Company's unrelated directors, and the Company's security holders. With regard to the vote of the security holders, votes by insiders, and associates, would be excluded, in accordance with the requirements of the Toronto Stock Exchange**.

This Plan dated for reference this 10th day of January, 2006.

SCHEDULE "A"

The Options granted under the Plan will vest as follows:

(a) 25% of the Options granted to optionees under the Plan will vest upon the date of grant; and

(b) 25% of the Options granted to optionees under the Plan will vest every 3 months, after the date of grant, for a period of 9 months.

CAPSTONE GOLD CORP.

PROXY

FOR THE ANNUAL AND SPECIAL MEETING
TO BE HELD JANUARY 10, 2006.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned shareholder ("Registered Shareholder") of CAPSTONE GOLD CORP. (the "Company") hereby appoints Darren M. Pylot, a director of the Company, or failing him Tony Chan, a director of the Company, or instead of the foregoing ______________ as proxyholder to attend the Annual General Meeting of the Company to be held on January 10, 2006 at 401-750 West Pender St., Vancouver, B.C. at the hour of 10:00 o'clock a.m. (Vancouver time) and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below:

1. Appointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

   VOTE FOR __ WITHHELD __

2. Fixing the number of directors at 4.

   VOTE FOR __ AGAINST __

3 Election of the following persons to the Board of Directors of the Company.

Darren M. Pylot	VOTE FOR __	WITHHELD __
Jack M. Marr	VOTE FOR __	WITHHELD __
Tony Chan	VOTE FOR __	WITHHELD __
Kenneth Thorsen	VOTE FOR __	WITHHELD __

4 Approval, by an ordinary resolution of disinterested shareholders, being a majority of votes cast excluding insiders, and associates, entitled to receive stock options (such insiders, and associates, holding an aggregate of 1,425,000 shares), of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the Toronto Stock Exchange.

   VOTE FOR __ AGAINST __

5. To consider and, if thought fit, approve a special resolution to (1) change the Company's name to "Capstone Mining Corp." and that the Notice of Articles of the Company, once filed, be altered accordingly and (2) authorize the Board of Directors of the Company to

revoke this resolution (if passed by the shareholders of the Company) before it is acted on without further approval of the shareholders.

VOTE FOR __ AGAINST __

6. Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

VOTE FOR __ AGAINST __

7. Approval of such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

VOTE FOR __ AGAINST __

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

DATED and SIGNED this __ day of __, 2005.

____
NAME (Please Print)

____
SIGNATURE

____
Address of Shareholder

____
Number of shares held

INSTRUCTIONS FOR COMPLETION OF PROXY

NOTES

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") *must be signed* by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and *if executed by an attorney, officer, or other duly appointed representative*, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy; OR
   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. *The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll* of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, *the Registered Shareholder may still attend the Meeting and may vote in person.* To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of the Transfer Agent of the Company, COMPUTERSHARE INVESTOR SERVICES INC., Proxy Dept., 100 University Ave., 9th Floor, Toronto, Ont., M5J 2Y1 by mail or by fax within North America: 1-866-249-7775 or outside North America: (416) 263-9524, no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.



Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

November 28, 2005

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Capstone Gold Corp.

We confirm that the following material was sent by pre-paid mail on November 28th, 2005 to the registered shareholders of Common shares of the subject Corporation:

A Notice of Annual and Special Meeting / Information Circular / Consolidated Financial Statements for the years ended August 31, 2005 and 2004 / Management Discussion and Analysis
B Proxy
C Financial Statement Request Form
D Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401



Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

November 8, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: CAPSTONE GOLD CORP.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General and Special Meeting
2. CUSIP/Class of Security entitled to receive notification : 14067U104/CA14067U1049/COMMON
3. CUSIP/Class of Security entitled to vote : 14067U104/CA14067U1049/COMMON
4. Record Date for Notice : 23/11/2005
5. Record date for Voting : 23/11/2005
6. Beneficial Ownership determination date : 23/11/2005
7. Meeting Date : 10/01/2006
8. Meeting Location : Vancouver, BC

Yours Truly

"Stacey Mcglynn"
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401

FANG AND ASSOCIATES BARRISTERS & SOLICITORS*

Business Solutions

P.O. Box 10037, Pacific Centre, 1925 – 700 West Georgia Street Vancouver, British Columbia, V7Y 1A1

General: (604) 688-6775 x233   Fax: (604) 688-6995   pmf@thomasrondeau.com

November 1, 2005

VIA SEDAR

TO: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Capstone Gold Corp. (the "Company")

We are the solicitors for the Company and wish to advise the following with respect to the upcoming Annual General Meeting general meeting of the shareholders of the Company:

1.	Meeting Type:	Annual General Meeting
2.	Security Description of Voting Issue:	Common
3.	CUSIP Number:	1406 7U 104
4.	Record Date:	Wednesday, November 23, 2005
5.	Meeting Date:	Tuesday, January 10, 2006
6.	Meeting Location:	401-750 West Pender St., Vancouver, B.C., V6C 2T8
7.	Routine or Special:	Special

Yours truly,

FANG AND ASSOCIATES

/s/ "Paul Fang"
Paul M. Fang

/hdm

* Denotes law corporation

1 TITLE PAGE

TECHNICAL REPORT ON THE COZAMIN PROJECT, ZACATECAS STATE, MEXICO

COZAMIN PROJECT, ZACATECAS STATE, MEXICO
Zacatecas Mining District
(Centred near: 22°47'00"N, 102°34'00"W)

By

Michelle S. Stone, P.Geo., Ph.D.
and
Hugh Willson, P.Geo., M.Sc.
CAPSTONE MINING CORPORATION
Suite 401 - 750 West Pender Street
Vancouver, B.C., Canada V6C 2T8

and

Gary H. Giroux, P. Eng., MASc.
GIROUX CONSULTANTS LTD.
Suite 1215 – 675 West Hastings Street
Vancouver, B.C., Canada V6B 1N2

For

CAPSTONE MINING CORPORATION

Suite 401 – 750 West Pender Street

Vancouver, B.C., Canada V6C 2T8

October 31, 2006

2 TABLE OF CONTENTS

3 SUMMARY

3.1 Property Description, Location and Access

The Cozamin Project (Cozamin) is located in the Morelos Municipality of the Zacatecas Mining District near the southeastern boundary of the Sierra Madre Occidental Physiographic Province in north-central Mexico. The project area is located approximately 3.8 km from the city of Zacatecas. Cozamin is accessible by two-wheel drive vehicles via paved roads to the project area boundary where gravel roads in good condition provide access to the mine and most of the surrounding area.

The Cozamin Project consists of 9 mining (exploitation) and 18 exploration concessions covering approximately 1,453 ha. Five additional claims are pending approval for conversion to mining concessions by the Mexican Mines Department (an additional 1,255 ha).

3.2 Property Ownership & Terms of Agreement

On January 21, 2004, Capstone entered into an option agreement with Grupo Minero Bacis S.A. de C.A. (Bacis) to acquire the Cozamin Project. In June 2006, Capstone acquired 100% interest in the project.

3.3 Geological Setting

The Zacatecas Mining District covers a belt of epithermal and mesothermal vein deposits that contain silver, gold and base metals (copper, lead and zinc) in the southern Sierra Madre Occidental Physiographic Province in north-central Mexico. The dominant structural features that localize mineralization are of Tertiary age, and are interpreted to be related to the development of a volcanic centre and to northerly trending basin-and-range structures.

The Zacatecas Mining District occurs in a structurally complex setting, associated with siliceous subvolcanic and volcanic rocks underlain by sedimentary and metasedimentary rocks. The geologic units of the Zacatecas area include Triassic metamorphic rocks of the Zacatecas Formation and overlying basic volcanic rocks of the Upper Jurassic or Lower Cretaceous Chilitos Formation.

3.4 Property Geology and Mineralization

The veins at Cozamin are hosted mainly in volcanic and sedimentary rocks of the Chilitos formation and partly in Triassic metasedimentary rocks of the Zacatecas Formation. The principal vein on the property, the Mala Noche, occupies a series of anastamozing faults and has been traced on surface for more than 5 km. The Mala Noche vein strikes east-west and dips on average at 60° to the north.

Mineralization in the Mala Noche vein at Cozamin is interpreted to have been episodic. Early epithermal alteration and mineralization have been superimposed and replaced by higher temperature pyrrhotite and pyrite dominant mineralization. This later episode of mineralization contains a copper-silver phase that provides the economic

values of most interest at Cozamin. This phase of mineralization is interpreted to have a mesothermal origin that is associated with a telescoping, intrusive related, hydrothermal system.

3.5 Exploration Concept

The area with the largest historical workings at Cozamin, the San Roberto Mine, was selected as the principal exploration target. Widely spaced exploration drill holes by prior operators suggested that mineralization in the Mala Noche vein extended at least 100m below the historical workings and contained significantly higher copper grades (with undiminished silver grades) than encountered in the historical production. Surface exploration drill holes by Capstone subsequently confirmed these higher copper grades over significant mineable widths. This exploration drilling demonstrated that the higher grade copper-silver dominant mineralization was continuous along strike for 1.4 km and extended more than 350m below the historic workings.

3.6 Status of Exploration Development and Operations

In April of 2004, Capstone commenced exploration at Cozamin. As of August 31, 2006 Capstone has drilled 17,967.71m in 37 holes from surface and 17,736.31m in 114 holes from underground at Cozamin. Data from these holes and channel sampling were used by an independent third party (Gary Giroux, P.Eng., Giroux Consultants Ltd.) to estimate resources at Cozamin in October 2005. Subsequently, Robert Rodger (P.Eng., RJR Mineral Services) completed a feasibility study for the Cozamin Project in January 2006. Giroux updated his resource estimate in July 2006.

In January 2005, Capstone commenced underground development of the San Roberto Mine at Cozamin. Rehabilitation of the plant began in October 2005 and the plant was commissioned in June of 2006. Commercial production at Cozamin was achieved in September 2006.

3.7 Resource Estimation for Cozamin Project

An initial resource for the Mala Noche vein was estimated using data available to Giroux Consultants Ltd. as of October 5, 2005. The database used for the resource estimate consisted of 37 exploration surface diamond drill holes numbered CG-04-01 to 33 and CG-05-34 to 37 and 66 underground diamond drill holes numbered CG-05-U01 to U64, U69 and U70. Forty two Bacis channel samples and 6 lines of Capstone channel samples from level 8 of the San Roberto Mine were used in the estimation. Capstone's geologists determined the entire interval for the Mala Noche vein in each drill hole. The vein interval used for this estimation was the entire width for the vein regardless of the grade tenor. Assays within these intervals were examined using cumulative frequency plots and capping levels were established to minimize the effect of erratic high grades. Uniform 2m composite samples were formed across the vein for the variable copper, zinc, lead, silver and gold. Semivariograms were produced along strike, down dip and across dip for each variable using the 2m composites. A three dimensional solid for the Mala Noche vein was produced below level 8 to remove the majority of mined out stopes from the estimation exercise. Blocks 10m east-west

along strike, 5m vertical and 1m north-south across strike were compared with the three dimensional solid and the proportion of each block within the vein solid was determined. Grades for copper, zinc, lead, silver and gold were estimated in all blocks using the 2m composites and ordinary kriging. The kriging exercise was completed in a series of passes using expanding search ellipses directly related to the ranges of the semivariograms. The across dip direction was reduced to ensure that the zonation and variability of grades within the vein was honoured. A specific gravity was estimated where possible into blocks by inverse distance squared interpolation using 919 specific gravity measurements from drill core. Where blocks could not be estimated an average specific gravity of 2.90 was applied. Classification of the resource into measured, indicated and inferred was based on the dimensions of the search ellipse used to estimate the particular block. Copper and zinc are not well correlated and while there is a reasonable copper to silver correlation, there are still differences between high copper, zinc and silver areas within the vein. As a result a copper equivalent value was calculated for each block using metal prices of $1.25/lb Cu, $0.50/lb Zn, $0.38/lb Pb and $6.25/oz Ag as well as recoveries of 94% for copper, 66% for zinc, 30% for lead, and 75% for silver. The results are shown below at a series of copper equivalent (CuEQ) cutoffs that might reflect underground mining cutoffs.

3.8 Conclusions and Recommendations

Capstone has achieved commercial production at Cozamin and currently has resources sufficient for more than 10 years of production at a rate of 2,000 tonnes per day (tpd).

A surface exploration program (Phase IV) of approximately 5,000 to 6,000m of diamond drilling has been recommended. This program will test the down dip extent of mineralization in the San Roberto Mine. An underground drilling program (Phase V) totalling approximately 20,000m will define additional resources in the San Roberto Mine and upgrade the existing resources.

3.9 Opinion of Merit

In the opinions of the writers, the character of the property is of sufficient merit to justify the recommended Phase IV and V exploration and definition drilling programs. These programs represent a worthwhile investment by Capstone. The writers believe that these programs have a high probability of success and that they will enhance the value of the property.

4 INTRODUCTION

This Technical Report was prepared for Capstone Mining Corporation (Capstone) as a requirement associated with the company filing its Annual Information Form. This report presents an update on exploration and development activities completed by Capstone after the submission of the Technical Report dated October 31, 2005 (Christopher and Giroux).

This report has been prepared using data obtained from diamond drilling, underground channel sampling, and assaying undertaken in 2004, 2005 and 2006. Information and conclusions from numerous Capstone reports and press releases during this active period of exploration and development are used throughout this report. In addition, material from prior reports is quoted and referenced in this report.

Qualified Persons responsible for preparation of this report are Hugh Willson (P.Geo., Vice President of Exploration, Capstone) and Michelle Stone (P.Geo., Senior Geologist, Capstone). Gary Giroux (P. Eng., Girouz Consulting Ltd.) served as the Qualified Person responsible for preparation of the resource estimate (section 19) with Capstone. A contribution by Jenna Hardy (P.Geo., Nimbus Management Ltd.) with respect to environmental issues at Cozamin is referenced in sections 6.4, 6.5 and 20.

Hugh Willson has supervised all exploration undertaken by Capstone at Cozamin (2004 to present day). Michelle Stone has completed 6 site visits to Cozamin between January and October 2006. Gary Giroux has completed 1 site visit to Cozamin in April 2006.

5 RELIANCE ON OTHER EXPERTS

The writers are required by NI 43-101 to include descriptions of the property titles and terms of legal agreements that are presented in the following sections. The writers have not reviewed these property agreements and title documents. However, these documents have been reviewed by Capstone's attorney of law in Mexico, Juan Carlos Galvan Pastoriza and the writers have accepted his opinion that the titles and legal agreements are valid.

6 PROPERTY DESCRIPTION AND LOCATION

6.1 Location and Property Status

The Cozamin Project is located in the Morelos Municipality of the Zacatecas Mining District near the southeastern boundary of the Sierra Madre Occidental Physiographic Province in north-central Mexico (Figure 6.1). The project is 100% owned by Capstone subject to a 3% net smelter royalty (NSR) payable to Bacis.


El Paso
Hermosillo
Chihuahua
Durango
Mazatlan
COZAMIN
ZACATECAS
Guadalajara
Mexico City

Figure 6.1: The location of the Cozamin Project near the southeastern boundary of the Sierra Madre (shaded dark yellow) in central Mexico.

The Cozamin Project is centered near coordinates 22°47'00"N latitude and 102°34'00"W longitude on the 1:250,000 Zacatecas topographic map sheet (F13-6). The Cozamin mill, in the west-central part of the property, is situated approximately 3 km north-northwest of the Zacatecas city centre.

The Cozamin Project consists of 9 mining (exploitation) and 18 exploration concessions covering approximately 1,453 ha (Table 6.1 and Figure 6.2). Five additional claims are pending approval for conversion to mining concessions by the Mexican Mines Department (an additional 1,255 ha).

Table 6.1: Concession details as of August 31, 2006 (100% Capstone).

CONCESSION NAME	TITLE NUMBER	TYPE	HECTARES	DATE GRANTED (MONTH/DAY/YEAR)	EXPIRY DATE (MONTH/DAY/YEAR)
UNIFICACION CARLOS	224657	Exploration	542.5265	May 27 2005	May 26 2011
SANTA LUCIA	195187	Mining	18.7267	August 25 1992	August 24 2042
GABRIELA II	203364	Mining	18.9438	July 19 1996	July 18 2046
PLATEROS	188806	Mining	9.0000	November 29 1990	November 28 2040
PLATEROS DOS	208838	Mining	50.0000	December 15 1998	December 14 2048
SAN BONIFACIO	217858	Mining	40.8518	August 27 2002	August 26 2052
SANTA BARBARA FRACCION 1	218259	Mining	82.9691	October 17 2002	October 16 2052
LA PROVIDENCIA	223954	Mining	60.0000	March 15 2005	March 14 2055
ORLANDO	225620	Mining	11.7899	September 23 2005	September 22 2055
SAN JACINTO FRACCION 1 ++	202437	Exploration	78.7955	November 24 1995	November 23 2001
SAN JACINTO FRACCION 2 ++	202438	Exploration	17.7846	November 24 1995	November 23 2001
SANTA BARBARA FRACCION 2 ++	202645	Exploration	9.5938	December 08 1995	December 07 2001
SANTA BARBARA FRACCION 4 ++	202628	Exploration	0.4585	December 08 1995	December 07 2001
SAN NICOLAS ++	200150	Exploration	5.3697	July 15 1994	July 14 2000
LA SECADORA	219630	Exploration	9.0000	March 26 2003	March 25 2009
LA LIGA	217237	Exploration	20.1817	July 02 2002	July 01 2008
SAN LUIS I	223325	Exploration	290.6121	December 02 2004	December 01 2010
SAN LUIS II	224466	Exploration	133.8409	May 13 2005	May 12 2011
SAN LUIS II FRACCION 1	224467	Exploration	2.1713	May 13 2005	May 12 2011
SAN LUIS II FRACCION II	224468	Exploration	2.4654	May 13 2005	May 12 2011
ACUEDUCTO	224469	Exploration	13.5590	May 13 2005	May 12 2011
ACUEDUCTO FRACCION 1	224470	Exploration	9.5980	May 13 2005	May 12 2011
LA SIERPE	224503	Exploration	4.2638	May 13 2005	May 12 2011
LA SIERPE FRACCION 1	224504	Exploration	0.0108	May 13 2005	May 12 2011
LA PARROQUIA	224471	Exploration	1.2601	May 13 2005	May 12 2011
LA GLORIA	224474	Exploration	4.1372	May 13 2005	May 12 2011
SAN JUDAS	226699	Mining	14.5989	Feb 17 2006	Feb 16 2056
LA VETA	PENDING		20.0000		
EL RANCHITO	PENDING		35.0000		
XIMENA	PENDING		588.0000		
LORENA	PENDING		320.0000		
SARA	PENDING		292.0000		
TOTAL HECTAREAS			**2,707.5091**		


N
0
1
1.5
2
KILOMETRES

Figure 6.2: Concession map of the Cozamin Project area, Zacatecas State, Mexico.

Capstone owns 134 ha of surface land rights at Cozamin that have been purchased from the Ejido Hacienda Nueva and the Ejido La Pimienta. The remainder of the necessary surface land rights, 65 ha, are rented form the Ejido Hacienda Nueva. An Ejido is a local community that has the grazing and farming rights for the land surface. A long term lease securing surface land rights was signed with the local Ejido on July 17, 2005, and is in effect until June 2014.

6.2 Location of Mineralization and Workings

The Cozamin Project covers approximately 5.5 km of the trend of the Mala Noche vein system (Figure 6.3). The Mala Noche vein has been developed and mined by several operators with the mineralized trend consolidated by Penoles before acquisition by Bacis. A long section view of the entire Mala Noche vein system (Figure 6.3) shows a number of the named workings and mines.

6.3 Terms of Agreements

By option agreement dated October 23, 2003, superseded by an agreement dated January 21, 2004, Capstone entered into an option agreement with Bacis to acquire the Cozamin Property and four other Bacis exploration projects. Capstone earned a 90% interest in the projects by incurring US$10,000,000 (of which $5,000,000 on Cozamin) in exploration and development expenditures over five years, with a minimum year one expenditure of US$1,000,000 (spent). Capstone paid US$ 250,000 and issued 1 million common shares to Bacis on the date of approval (January 23, 2004) of the Joint Venture by the TSXV (issued), and 1 million shares on the anniversary of the date of approval for the next two years (issued). Upon our earning our 90% interest, Bacis has the following options:

- Bacis may maintain its 10% carried interest by participating in production costs.
- Bacis may sell its carried 10% interest to us in exchange for the value of the project to be determined by an appraiser jointly appointed, which price may be paid in cash or our common shares at our choice.
- Bacis may exchange its 10% carried interest in each of the projects for the right to instead receive an additional 1.5% net smelter return ("NSR").

Capstone also acquired the option to acquire an interest in any of the projects individually. To acquire the Cozamin Property, Capstone had to, in addition to having paid US$250,000 and delivered 1,000,000 shares to Bacis on the Acceptance Date, spend a minimum of US$1,000,000 on or before the first anniversary of the Acceptance Date on any of the projects (spent) and at least US$5,000,000 in total on the Cozamin Property (spent). Capstone must pay US$1,000,000 in cash or shares to Bacis 180 days after the San Roberto Mine has been put into production. Capstone also had to assume an existing debt which derives from credit granted by the Fideicomiso de Fomento Minero ("FIFOMI") to Bacis to develop the Cozamin Property (paid). Capstone completed the obligations in order to acquire a 90% interest in the Cozamin Property and have exercised the option in regard to the Cozamin Property.



Figure 6.3: Long section view of the Mala Noche vein system showing the location of historic workings.

To acquire the Silver Exploration Properties, Capstone must, after having made the US$250,000 payment (paid) and the 1,000,000 share issuance to Bacis upon the Acceptance Date (issued), incur US$5,000,000 in expenditures on the Silver Exploration Properties and issue 2,000,000 shares as to 1,000,000 on each of the first and second anniversaries of the Acceptance Date (issued).

Capstone, our Subsidiary, and Bacis entered into a series of restated option agreements dated November 30, 2005 in connection with a dividend-in-kind transaction by us whereby the rights to earn an interest in the Silver Exploration Properties are being transferred to a Mexican company called Silverstone Resources, S.A. de C.V. The Cozamin Property requires land rental and government fee payments on the mining concessions. The 2005 taxes, paid at the end of June and December, totalled approximately US$61,372 and similar amounts are required in 2006 and 2007.

On June 30, 2006, Bacis converted its 10% interest in the Cozamin Property to a 1.5% NSR, thus leaving Bacis with a 3% NSR royalty regarding the Cozamin project.

6.4 Environmental Liabilities and Required Permits

The writers are not aware of any significant environmental liabilities related to the current Cozamin Project. Dispersed tailings from historic operations are present downstream from the current operation in drainages below the mine and below the tailings impoundment. A number of the historic workings have old waste dumps, some of which contain sulphides. However, there are no permanent water sources in these arroyos, except for flows derived from activities related to mine dewatering during operations. The veins are characteristically low or moderate sulphidation. Country rocks hosting the veins contain significant neutralizing capacity, and limestone is one of the main units found east of the Zacatecas area, so if necessary neutralizing material would not be expensive to obtain. Baseline environmental studies and evaluation of the tailings area have been conducted, and surface and subsurface water quality monitoring are ongoing. These will be used to develop operational strategies for management of site waters and historic wastes.

6.5 Environmental and Permitting Considerations and Activities Highlights

Highlights of Capstone's environmental and permitting activities (see section 20 for details) include:

• Capstone retained J.L. Hardy, P.Geo., and principal of Nimbus Management Ltd. of Vancouver, B.C. to oversee environmental impact and permitting requirements;
• In February 2005, Capstone commissioned Clifton Associates Ltd. of Guadalajara, Jalisco, Mexico to complete the necessary environmental assessment to support submission of the MIA (Environmental Impact Assessment), ETJ (Change of Land Use) and ER (Risk Assessment) for an expanded Cozamin Mine Project;

- Capstone submitted its MIA for the expanded Cozamin Mine Project on July 20, 2005. The MIA "dictamen", valid for ten years, outlying required terms and conditions was received August 29, 2005;
- Capstone submitted its ETJ for phases 1 and 2 of the tailings dam expansion on the 27th of June 2005, and received its dictamen February 14, 2006;
- Capstone submitted its ER in December 2005 and received its dictamen the 29th of August 2006.
- SEMARNAT is current with project details and schedules, and PROFEPA has carried out the necessary final site inspection.
- Capstone submitted its application to SEMARNAT for an LAU (operating permit) on the 18th of May 2006, and having supplied additional information in June and October is awaiting final receipt of this permit in the near term.

7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1 Topography, Elevation and Vegetation

The Cozamin Project is located in the Western Sierra Madre Physiographic Province (Sierra Madre Occidental Province) near the boundary with the Mesa Central Province (Central Plateau Province). The Zacatecas area is characterized by abrupt north-northwesterly trending mountains with the Sierra Veta Grande to the north and the Sierra de Zacatecas to the south. The city of Zacatecas, the capital of metal rich Zacatecas State, Mexico, is located in a fault line valley that separates the two sierras (Ponce and Clark, 1988). The elevation in the Zacatecas area is approximately 2,400m, and the local relief is approximately 200m.

The Zacatecas area is located between forested and sub-tropical regions to the southwest and desert conditions to the northeast. The climate in the region is semi-arid. Vegetation consists of natural grasses, mesquite or huizache and crasicaule bushes. Standing bodies of water are dammed as most streams are intermittent.

7.2 Access to the Property and Proximity to Population Centres

Access to the Cozamin Project is by paved roads from the city of Zacatecas to the property boundary. Gravel roads in good condition provide access to the office, mine and plant area, and most other parts of the property (Figure 7.1). The Cozamin mill, in the west-central part of the property, is situated approximately 3 km north-northwest of the Zacatecas city centre.

7.3 Relevant Climate and Length of Operating Season

The climate in the region is semi-arid with maximum temperatures of approximately 30°C during the summer season and minimum temperatures in the winter season producing freezing conditions and occasional snow. The rainy season extends from June until September. The average annual precipitation is approximately 500 mm.

7.4 Availability of Surface Rights, Power, Water and Mining Personnel
Capstone owns 134 ha of surface land rights at Cozamin that have been purchased from the Ejido Hacienda Nueva and the Ejido La Pimienta. The remainder of the necessary surface land rights, 65 ha, are rented from the Ejido Haciendo Nueva for an annual fee of 10,320 Mexican pesos (approximately US$ 1,300) per ha. This rented land is under a long term agreement with the Ejido that expires in June 2014. An Ejido is a local community that has the grazing and farming rights for the land surface. Capstone is currently negotiating with the Ejido Hacienda Nueva to purchase up to 70 ha in surface rights.

Capstone owns and maintains a 1,000 tpd mill and service buildings at the Cozamin mine site. The buildings are connected to the local power grid. The area has sufficient water for exploration and mining. Local residents of Zacatecas have a strong mining tradition and provide the Cozamin Project with a knowledgeable source of labour. Drilling and mining contractors are available in Durango, Zacatecas and Fresnillo and other areas of Mexico.


747 000 E
748 000 E
TO HACIENDA NUEVA
MINE MAIN ENTRANCE
SAN ERNESTO RAMP
OFFICES
SHAFT
PROCESS
PLANT
N
TO ZACATECAS
CITY
SITE MAP COZAMIN
SCALE
TAILINGS
DAM
TAILINGS
DAM
PROJECT
2,523,000 N

Figure 7.1: Location of the Cozamin mine office, plant and other facilities near the city of Zacatecas.

7.5 Potential Areas for Tailings Disposal and Plant Sites

Tailings are deposited into the existing tailings dam located immediately south and east of the mill facilities and process buildings (Figure 7.1). The proposed plan, as engineered by Vector Engineering (see Feasibility Report on the Cozamin Project: Rodger 2006), available on the SEDAR website), is to store an additional 4 million tonnes of tailings in this facility. The first lift of construction will be a 12m lift constructed on a modified centre line method of construction as shown on the plan (2,481m elevation) which will store approximately another 760,000 m^3. This first lift will provide 4 years of containment before another lift will be required.

8 HISTORY

8.1 Prior Ownership and Ownership Changes

In pre-Hispanic times, the area was inhabited by Zacatecan Indians who mined native silver from the oxidized zone of argentiferous vein deposits in the Zacatecas Mining District (Figure 8.1). In 1546, Juan de Tolosa, guided by a local Indian, arrived in Zacatecas (then Lomas de Bracho) to examine argentiferous occurrences. In 1548 production commenced at 3 mines: the Albarrada mine on the Veta Grande system (March), and the San Bernabe mine (June) and Los Tajos del Panuco (November) on the Mala Noche vein system. The initial operations worked only the oxides for silver and some gold, and later the sulfide zones were worked for base and precious metal.

During the Mexican Revolution (1910-1917), mining was essentially halted with flooding and cave-ins limiting access. Foreign companies worked the mines for base metals from 1936 to 1948 but the lack of electric-power, labour problems and low metal prices resulted in closure of unprofitable mines. From 1972, Consejo de Recursos Minerales (CRM) worked mines in the El Bote, La Purisima and La Valencia zones.

A number of old workings are located throughout the project area, but accurate records of early production are not available. Historic production from the Zacatecas district is estimated by the CRM (1992) to be 750,000,000 ounces of silver from 20 million tonnes grading over 900 g/t Ag and approximately 2.5 g/t Au. Lead, zinc and copper have also been recovered but the production and grades were not estimated.

Minera Cozamin was established in 1980 by Penoles to consolidate concession holdings over the Mala Noche vein. Penoles established a 250 tpd mill before vending the property for US$6,800,000 to Minera Argenta, a subsidiary of Bacis, in 1997. Bacis expanded the mill to a 750 tpd flotation plant, and processed 250,000 tonnes of ore grading 1.2% Cu, 90 g/t Ag, 0.5 g/t Au, 1.8% Zn and 0.6% Pb. A significant reduction in metal prices occurred between 1997 and 1999, and Bacis was forced to close the underground mine. The crushing unit was moved off the property but the remainder of the mill was kept intact.

Capstone obtained an option to acquire the Cozamin Property in January 2004, and retained Peter Christopher & Associates Inc. to prepare a technical report on the

property. In order to evaluate the project and prepare a technical report in the form required by NI 43-101, the Cozamin project was examined by Christopher on September 12th and October 11th 2003. Subject to Christopher's examination, a technical report was prepared for submittal to the TSXV. On January 23, 2004, we received regulatory approval for the option agreement dated January 23, 2004, between us, Compania Minera Bacis, SA de CV, and Cozamin SA de CV. We received the right to acquire an undivided 90% beneficial interest in five advanced phase properties (Cozamin, Promontorio, Montoros, Copala and Claudia) and one early phase property known as Martha. By June 2006, Capstone had acquired 100% interest in the Cozamin Project subject to a 3% NSR.

8.2 Historical Mineral Resource and Mineral Reserve Estimates

In 1998, sampling of surface and underground workings and surface and underground drilling, was used by Bacis to calculate reserves and resources (Figure 8.2 and Table 8.1). These Bacis estimations are not current estimates and should not be relied upon. The historic Bacis indicated reserves are reported here as indicated resources to conform to classifications required by NI 43-101 and recommended by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). The Bacis reserve figures have not been the subject of a recent feasibility study or quality evaluation (Table 8.1). These numbers are Bacis' historic estimates and are not considered to be current reserves or resources for the Cozamin Project. The Bacis estimates provided below have been modified from their original values as indicated by footnotes.

Table 8.1: Bacis Historic Indicated and Inferred Resources for the Cozamin Mine

Resource Category*	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Indicated	2,795,000	0.50	85	0.95	0.88	3.16
Inferred**	3,131,000	0.49	103	1.41	0.85	3.21

To conform to the requirements of NI-43-101, conversions of Bacis reserves to indicated and inferred resources were made. Measured resources could not be accurately separated and are reported as indicated resources.

* Originally reported as reserves but converted to resources.

** Bacis proven, probable and indicated reserves were converted to Inferred Resources.

Holes drilled by Penoles and Bacis suggested that the copper grade of the mineralized zone might increase with depth. Previous drilling, the location of historic resources and the location of previously mined ore bodies within the Mala Noche vein system indicated a number of deeper drill targets.


N
W
E
S
2530000
2530000
Hacienda Nueva Town
To Saltillo
Panuco Vein
Guadalupe Vein
Veta Grande Town
Veta Grande Vein
2525000
2525000
Zaragoza Shaft
San Roberto Shaft
Viriginias Ramp
San Rafael Shaft
San Juan Vein
Mala Noche Vein
Parroquia Vein
Bote Cantera Vein
Refugio del Oro
Calicanto-Vein
Zacatecas City
2520000
2520000
To Durango
El Orito Vein
Bote Cantera Vein
To San Luis Potosi
745000
750000
755000
0
2500
5000
M e t e r s
Rhyolite Dome
Paved Road
Vein
Town

Figure 8.1: Plan showing the distribution of mineralized veins near Zacatecas.


W
LONG SECTION OF THE COZAMIN MINE AREA SHOWING THE HISTORIC RESOURCES AS ESTIMATED BY BACIS.
E
Virginias Mine
San Roberto Mine
San Ernesto Shaft
Robbins No. 1
Robbins No. 2
San Roberto Shaft
Robbins No. 3
Robbins No. 4
CZM-1
CZM-2
CZM-3
CZM-4
CZM-5
CZM-6
CZM-7
SR-2
SR-3
SR-5
Elevation 2350 m.
Elevation 2250 m.
0 100 200 300 m
SCALE
DDH PEÑOLES
DDH BACIS
INDICATED RESOURCE
INFERRED RESOURCE
PROPOSED MINE WORKINGS
OLD MINE WORKINGS
AREAS MINED BY BASIS IN 1997-1998
Bacis historic Proven and Probable Reserves have been converted to Indicated and Inferred Resources to conform with categories outlined in NI 43-101. These resources were not subject to a feasibilty study by Capstone. Current resources (2005 and 2006) are described in subsequent sections.

Figure 8.2: Long section facing north showing the Bacis historic (1998) resources at Cozamin.

9 GEOLOGICAL SETTING

9.1 Regional Geological Setting

The Zacatecas Mining District covers a belt of epithermal and mesothermal vein deposits that contain silver, gold and base metals (copper, lead and zinc; Figure 8.1). The district is in the southern Sierra Madre Occidental Physiographic Province near the boundary with the Mesa Central Physiographic Province in north-central Mexico (Figure 6.1). The dominant structural features that localize mineralization are of Tertiary age, and are interpreted by Ponce and Clark (1988) to be related to the development of a volcanic centre and to northerly trending basin-and-range structures.

The Zacatecas Mining District occurs in a structurally complex setting, associated with siliceous subvolcanic and volcanic rocks underlain by sedimentary and metasedimentary rocks (Figure 9.1). The geologic units of the Zacatecas area include Triassic metamorphic rocks of the Zacatecas Formation and overlying basic volcanic rocks of the Upper Jurassic or Lower Cretaceous Chilitos Formation. The Tertiary rocks consists mainly of a Red Conglomerate unit deposited in Paleocene and/or Eocene times, and overlying rhyolitic tuff and intercalated flows that were deposited from Eocene to Oligocene times. Some Tertiary Rhyolite bodies cut the Mesozoic and Tertiary units and formed flow domes.

Zacatecas Formation

The Zacatecas Formation represents the oldest rocks in the district and appears to be equivalent to the Pimienta Metasediments of Ponce and Clark (1988). The Zacatecas Formation, a marine Upper Triassic unit, consists of sericite schists, phyllites, slates, quartzites, metasandstone, flint, metaconglomerate and recrystallized limestone. The unit hosts the El Bote and Pimienta vein systems to the west of the city of Zacatecas.

Chilitos Formation

The Upper Jurassic to Lower Cretaceous Chilitos Formation is composed of andesitic to basaltic volcanic rocks with pillow structures and some limestone lenses. The units are referred to as greenstone of the Zacatecas area and as the Zacatecas Microdiorite by Ponce and Clark (1988).

Zacatecas Red Conglomerate

The red conglomerate contains fragments of Chilitos and Zacatecas Formation rocks and is probably of Early Tertiary (Paleocene-Eocene) age. The unit is deposited south of the La Cantera fault in the structural zone occupied by the city of Zacatecas.


SAN ROBERTO MINE AREA
COZAMIN PROJECT
MALA NOCHE VEIN
GRAPHIC SCALE
0 100 200 300 400 500 1000
Meters
LEGEND
Proposed hole
Rhy
749000 E
748000 E
747000 E
2523000 N

Figure 9.1: Geology of the San Roberto Mine area.

Tertiary Volcanic and Volcaniclastic Rocks

Tertiary volcanic rocks are generally associated with and south of the Zacatecas caldera. They are described by the CRM (1992) as rhyolitic tuffs with flow intercalations of rhyolite composition that were extruded during the Oligocene to Eocene. The rhyolitic rocks are reported to have moderate to high silica content and high potassium content.

A very small group of epiclastic deposits (Ted) occur in a road cut near the Bufa flow dome and small areas of chemical sediments (Tcs) are present in the western flank of the Zacatecas caldera (Ponce and Clark, 1988).

Rhyolitic Subvolcanic Bodies

Ponce and Clark (1988) suggest that subvolcanic intrusive phases include silicic subvolcanic bodies, lava-flow domes, intrusive tuffs, ignimbrite bodies, pipes and autoclastic breccias. The rhyolitic subvolcanic bodies, generally dikes and subvolcanic bodies, are structurally controlled by radial or concentric faults and fractures of the caldera structure. The subvolcanic rhyolitic bodies are concentrated in the central part of the Zacatecas district in a northwest-southeast trending zone.

The host rocks for the Mala Noche vein are intercalated carbonaceous metasedimentary rocks and andesitic volcanic rocks ranging in age from Triassic to Cretaceous, and Tertiary rhyolite intrusive rocks and flows (Figure 9.1). Mineralization in the Mala Noche vein appears to have been episodic. A copper-silver dominant phase was one of the last stages of mineralization. Economically, this is the most important phase of mineralization at Cozamin. In general, this copper-silver phase was emplaced into an envelope of pre- existing vein hosting moderate to strong zinc and lead mineralization and weak silver mineralization. Thus, the host lithology to the vein does not appear to have influenced the strength of the copper-silver phase of mineralization which is typically enveloped by earlier vein material.

The close association of the western third of the Mala Noche vein with rhyolite flow domes and the strength of contained copper mineralization in this sector of the vein support the hypothesis that the mineralization in the San Robeto Mine at Cozamin is relatively close to the intrusive centre for the entire district.

9.2 Property Geology

The dominant mineralized vein on the Cozamin Project is the Mala Noche (Figures 8.1 and 9.1). This vein has been traced for 5.5 km on surface on the property. It strikes approximately east-west and dips on average at 60° to the north. Production from the Mala Noche commenced in 1548. There are at least 18 shafts that provide access to the historical workings at Cozamin (Figure 6.3). The largest of these is the San Roberto Mine which has a strike length of 1.4 km. Mineralization peripheral to these workings was the principal target of Capstone's exploration at Cozamin.

Structural Geology
The Mala Noche vein system occupies a system of anastamozing faults. The mineralized bodies within the Mala Noche appear to be strongest where the disparate faults coalesce into a single fault zone. Results from the exploration and mine development to date indicate that some of the strongest mineralization in the San Roberto Mine rakes to the west at approximately -50° within the vein. Post mineralization offsets of the Mala Noche vein are minimal and occur along high angle, normal faults that strike northeast.

Alteration
Moderate propyllitic wall rock alteration is generally limited to 3m into the hanging wall and footwall. Gangue minerals in the Mala Noche vein consist of quartz, silica, calcite, chlorite, epidote and minor disseminated sericite. The quartz occurs as coarse grained druzy quartz, coarse crystalline masses, and a stockwork of quartz veinlets.

10 DEPOSIT TYPES

10.1 Mineral Deposit Type
Mineralization in the Mala Noche vein at Cozamin appears to have been episodic. Early epithermal mineralization and alteration (represented by sulfide pseudomorphs of carbonates and possibly barite) have been overprinted by higher temperature pyrite and pyrrhotite dominant mineralization in a telescoped, intrusive related hydrothermal system.

Zinc sulfides dominate in the upper historic workings at the San Roberto Mine where historic resources averaged 3.16% zinc, 0.95% copper and 85 g/t silver. At intermediate and deeper levels in the San Roberto Mine, copper grades typically exceed 2% and associated silver grades are frequently above 85 g/t. Copper-silver mineralization, that is often associated with high pyrrhotite concentrations, extends at least 350m below the historic workings. This mesothermal mineralization has potential to extend to depth.

10.2 Geological Concept Used For Exploration of the Property
The area with the largest historic workings on the Cozamin Project, the San Roberto Mine, was selected as the principal exploration target. Widely spaced exploration drill holes by prior operators at Cozamin suggested that mineralization extended at least 100m below level 9; the deepest level developed in the San Roberto Mine which was allowed to flood at the end of 1997. These intercepts indicated that mineralization in the Mala Noche vein had significantly higher copper concentrations beneath the historic mine workings.

In 2004, Capstone decided to drill test the Mala Noche vein beneath the historic workings of the San Roberto Mine. The initial 3 drill sections, comprised of 2 drill holes each, all intersected significant economic mineralization over true widths varying from 3.2 to 14.9m. These 3 drill sections were distributed over 550m of strike extent

beneath the historic workings. At that point, Capstone management decided to drill single hole sections every 100m beneath the San Roberto workings. These holes targeted the Mala Noche at approximately 2,150 metres above sea level (masl) which is 65m below the historic workings. This strategy resulted in the first 20 exploration holes being distributed over a strike length of 1.4 km. Of these first 20 drill holes, 17 intersected significant mineralization that averaged 6.64m in true width and had weighted grade averages of 2.61% Cu, 91.25 g/t Ag and 1.38% Zn.

These significantly higher copper grades and undiminished silver grades are associated with significant amounts of pyrrhotite. This reinforced management's conviction that the historic workings at San Roberto are located just above the upper reaches of a large copper-silver mineralized system of mesothermal character. Subsequent exploration drilling showed that the copper-silver dominant phase of mineralization extends below 1,865 masl which is 350m below the historic workings.

11 MINERALIZATION

The Mala Noche vein in the San Roberto Mine workings shows contained sulfides to occur as disseminations, bands and masses. Considering the limited exposure of the copper-silver phase of mineralization in the current depths of the mine workings, conclusions about mineralization styles at this point in time are preliminary.

Pyrite is the dominant vein sulfide and typically comprises approximately 15% of the Mala Noche vein in the San Roberto Mine. It occurs as fine disseminations and veinlets, coarse crystalline replacements, and pseudomorphs of possible epithermal carbonates such as barite and calcite. Pyrrhotite is the second most common sulfide mineral but is present only in the intermediate and deeper levels of the San Roberto Mine. It occurs as replacement masses, pseudomorphs of platey masses and acicular replacements probably after amphibole. Pyrrhotite commonly occurs as an envelope to, or intermixed with, strong chalcopyrite mineralization.

Chalcopyrite is the only copper sulfide recognized megascopically at Cozamin. Like pyrrhotite, it is more common at the intermediate and deeper levels of the mine. It occurs as disseminations, veinlets and replacement masses. These masses appear to be fractured and brecciated at intermediate levels in the mine. Chalcopyrite has a strong correlation with higher silver grades.

Sphalerite is the most common economic sulfide mineral and occurs in the upper levels in the San Roberto Mine. Most of the sphalerite is marmatitic. It occurs as disseminations and coarse crystalline masses and is commonly marginal to the chalcopyrite-dominant portion of the vein.

Galena is less common than sphalerite but is generally associated with it. Where it is abundant, it occurs as coarse crystalline replacement masses. Both coarse and fine crystalline masses of galena are argentiferous.

Arsenopyrite typically occurs as minor, microscopic inclusions in pyrite.

Argentite is the most common silver mineral. It has been identified microscopically occurring as inclusions in chalcopyrite and pyrite. Assays indicate that silver is also probably present in sphalerite and galena.

Bismuth and silver selenides occur as inclusions predominantly in chalcopyrite and pyrite.

The main gangue minerals are quartz and calcite with rhodochrosite, barite and gypsum also reported.

Mala Noche vein mineralization at the San Roberto Mine is interpreted to be episodic with early epithermal mineralization replaced by higher temperature mineralization in a telescoped, hydrothermal system which is probably related to a buried intrusive body. Lead and zinc mineralization dominate the upper historic workings whereas copper dominant mineralization extends over 350m below historic workings.

12 EXPLORATION

Preliminary work: Exploration by Capstone on the Cozamin Project commenced with engineering examinations by Capstone directors Peter Kuhn, P.Eng. and Jack Marr, P.Geo. Site examinations were conducted by Peter Christopher, P. Eng. in 2003 and 2004. Christopher collected two rock chip samples from the Virginias mine decline and 24 splits of half core from mineralized intervals in diamond drill holes previously drilled by Bacis. These samples were submitted to Acme Laboratories in Vancouver for copper, lead, zinc, gold, and silver assays and ICP analyses. The assay results confirmed Bacis records and the Phase I drilling program commenced in March 2004 under the supervision of qualified person (QP) Hugh Willson, Capstone's Vice President of Exploration. Preliminary underground sampling was not completed because most of the mineralized underground workings were flooded.

Phase I: budget US$1,000,000 (undertaken March 2004 – August 2004)

- Mapped 5.5 km trend of the Mala Noche vein system.
- Completed CSAMT (8 line kilometers) and NSAMT (16 line kilometers) with magnetic survey (26 line kilometers) over the Mala Noche vein system.
- Completed a 7,484.44 meter surface NQ-diameter diamond drill program (holes CG-04-01 to CG-04-19, Figure 12.1).
- Completed an independent review (Hawthorne, 2004) of the existing plant and mill to determine cost of rehabilitation and expansion.

Phase II: budget US$2,500,000 (undertaken September 2004-March 2005)

- Further evaluation of geophysical results.

- Completed a 10,483.27m surface NQ-diameter diamond drill program (holes CG-04-20 to CG-04-37, Figure 12.2) that mainly tested the Mala Noche vein at elevations between the 1,900m and 2,050m level below old workings in the San Roberto Mine.
- Completion of preliminary metallurgical test by SGS Lakefield.

Phase III: budget US$4,537,500 (undertaken April 2005 – April 2006)

- Metallurgical study completed by Process Research Associates Ltd.;
- Clifton Associates Ltd. Of Guadalajara, Jalisco, Mexico and Nimbus Management Ltd. of Vancouver submitted an environmental impact assessment (MIA), an impact study for land use (ETJ) and a risk assessment (ER) to the Mexican federal regulatory agency in charge of environmental issues;
- Completed a 17,687.70m underground definition NQ-diameter diamond drill program (holes CG-U01 to CG-U114, Figure 12.3);
- Initial resource estimate prepared in October 2005 by Giroux Consultants Ltd. based on the 37 surface drill holes, 66 underground drill holes and 48 underground channel samples;
- Feasibility study completed in March 2006 by RJR Mineral Services;
- Updated resource prepared in July 2006 by Giroux Consultants Ltd. incorporating assay results from all surface and underground diamond drill holes, and 768 additional channel samples from the initial 2005 estimate.


MAP SHOWING THE MALA NOCHE VEIN AND PHASE 1 DIAMOND DRILL HOLES
COZAMIN PROJECT
N
749000 E
748000 E
747000 E
746000 E
2524000 N
2,524000 N
2,523000 N
SAN RAFAEL
DDH

Figure 12.1: Map showing the location of the Mala Noche vein and Phase I diamond drill holes on the Cozamin Project.


MAP SHOWING THE MALA NOCHE VEIN AND PHASE 2 DIAMOND DRILL HOLES
COZAMIN PROJECT
N
749000 E
748000 E
747000 E
746000 E
2524000 N
2,524000 N
2,523000 N
SAN RAFAEL
DDH

Figure 12.2: Map showing the location of the Mala Noche vein and Phase II diamond drill holes on the Cozamin Project.


COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
PHASE V DRILL PROGRAM
LONGITUDINAL SECTION
(ORIENTED 75° E)
W
E
SAN ROBERTO SHAFT
SAN ERNESTO SHAFT
ROBBINS No. 1
ROBBINS No. 2
ROBBINS No. 3
ROBBINS No. 4
Surface
Level 6-E
Level 8-E
Level 9
Level 10
Level 11
2,500 m
2,250 m
2,000 m
1,825 m
747000 E
747500 E
748000 E
0
100
200
METERS
LEGEND
UNDERGROUND DEVELOPMENT
PROPOSED UNDERGROUND DEVELOPMENT
COMPLETED DRILL HOLES - MINERALIZED (RELEASED INTERVAL AND GRADE)
COMPLETED DRILL HOLES - ANOMALOUS (NO RELEASED INTERVAL AND GRADE)
CAPSTONE
MINING CORP.

Figure 12.3: Long section showing underground drill hole results (mineralized intervals are red and intersections with anomalous values are in blue) from the Phase III underground diamond drilling program on the Cozamin Project.

13 DRILLING

The Phase I and II surface exploration drill programs totalled 17,967.71m of NQ-diameter diamond core in 37 holes that were drilled in 2004 and the first quarter of 2005. The Phase III underground definition drill program consisted of 114 holes that totalled 17,736.31m of NQ-diameter diamond core that were drilled in 2005 and the first half of 2006.

Significant intersections are presented in Tables 13.1 and 13.2. True widths are estimated by correcting for strike and dip of the vein with regard to the bearing and inclination of the drill hole. The reader is referred to Capstone news releases dated 2005 and 2006 for a complete list of drill results.

Table 13.1: Results Phase I and II surface drilling.

Hole #	From (m)	To (m)	Length (m)	True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
CG-04-01	287.50	296.00	8.50	3.20	0.03	126.59	1.93	1.06	2.85
CG-04-02	306.80	311.95	5.15	4.20	0.22	129.12	2.89	0.12	0.73
CG-04-03	326.20	341.40	15.20	14.90	0.08	99.63	4.35	0.01	0.27
CG-04-04	340.00	349.75	9.75	7.24		40.90	2.12		2.60
including	346.75	349.00	2.25	2.10		67.30	3.42		4.13
CG-04-05	351.00	356.75	5.75	5.47		62.90	1.06		0.85
including	353.87	356.25	2.38	2.38		135.30	2.46		1.61
CG-04-06	417.40	426.30	8.90	6.85		62.20	1.49		0.23
including	417.40	419.30	1.90	1.77		185.40	2.91		1.17
CG-04-07	377.00	380.00	3.00	2.65		82.10	0.85		13.93
including	377.00	379.00	2.00	1.76		119.10	1.19		10.45
CG-04-08	336.80	340.00	3.20	2.80		97.80	1.60		1.60
CG-04-10	483.30	496.20	12.90	9.00		107.60	2.50		1.90
including	488.10	495.30	7.20	5.00		148.10	3.40		2.10
CG-04-11	367.60	373.90	6.30	5.60		126.10	2.50		2.60
including	369.70	372.00	2.30	2.00		258.80	4.30		2.40
CG-04-12	291.50	296.80	5.30	4.00		115.90	2.90		0.90
including	291.50	295.00	3.50	2.70		153.60	3.70		1.20
CG-04-13	321.80	333.50	11.70	8.90		134.00	1.40		1.60
including	330.40	333.50	3.10	2.40		279.10	1.80		1.40
CG-04-15	294.90	302.80	7.90	6.00		75.50	4.90		0.20
including	296.60	299.10	2.50	1.90		133.60	8.70		0.80
CG-04-16	317.40	321.90	4.50	3.90		62.20	1.50		0.50
CG-04-18	344.40	361.40	17.00	14.10		82.20	3.90		0.40
including	347.20	354.90	7.70	6.40		145.60	7.00		0.40
CG-04-19	190.40	198.30	7.90	6.00		58.20	1.60		0.40
including	191.80	194.10	2.30	1.70		106.00	4.40		0.50
CG-04-20	312.70	321.00	8.30	6.80		100.30	1.40		4.80
including	317.60	320.70	3.10	2.60		138.70	1.90		2.70
CG-04-21	464.60	476.80	12.20	8.50		11.10	0.20		5.90
CG-04-22	450.70	452.30	1.60	1.40		30.20	1.70		0.10
CG-04-23	135.00	135.70	0.70	0.60		30.50	0.00		3.80

Hole #	From (m)	To (m)	Length (m)	True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
CG-04-01	287.50	296.00	8.50	3.20	0.03	126.59	1.93	1.06	2.85
CG-04-02	306.80	311.95	5.15	4.20	0.22	129.12	2.89	0.12	0.73
CG-04-03	326.20	341.40	15.20	14.90	0.08	99.63	4.35	0.01	0.27
CG-04-04	340.00	349.75	9.75	7.24		40.90	2.12		2.60
including	346.75	349.00	2.25	2.10		67.30	3.42		4.13
CG-04-05	351.00	356.75	5.75	5.47		62.90	1.06		0.85
including	353.87	356.25	2.38	2.38		135.30	2.46		1.61
CG-04-06	417.40	426.30	8.90	6.85		62.20	1.49		0.23
including	417.40	419.30	1.90	1.77		185.40	2.91		1.17
CG-04-07	377.00	380.00	3.00	2.65		82.10	0.85		13.93
including	377.00	379.00	2.00	1.76		119.10	1.19		10.45
CG-04-08	336.80	340.00	3.20	2.80		97.80	1.60		1.60
CG-04-10	483.30	496.20	12.90	9.00		107.60	2.50		1.90
including	488.10	495.30	7.20	5.00		148.10	3.40		2.10
CG-04-11	367.60	373.90	6.30	5.60		126.10	2.50		2.60
including	369.70	372.00	2.30	2.00		258.80	4.30		2.40
CG-04-12	291.50	296.80	5.30	4.00		115.90	2.90		0.90
including	291.50	295.00	3.50	2.70		153.60	3.70		1.20
CG-04-13	321.80	333.50	11.70	8.90		134.00	1.40		1.60
including	330.40	333.50	3.10	2.40		279.10	1.80		1.40
CG-04-15	294.90	302.80	7.90	6.00		75.50	4.90		0.20
including	296.60	299.10	2.50	1.90		133.60	8.70		0.80
CG-04-16	317.40	321.90	4.50	3.90		62.20	1.50		0.50
CG-04-18	344.40	361.40	17.00	14.10		82.20	3.90		0.40
including	347.20	354.90	7.70	6.40		145.60	7.00		0.40
CG-04-19	190.40	198.30	7.90	6.00		58.20	1.60		0.40
including	191.80	194.10	2.30	1.70		106.00	4.40		0.50
CG-04-24	417.00	417.90	0.90	0.80		18.20	0.10		9.40
CG-04-25	267.80	269.40	1.60	1.40		0.20	0.20		4.50
CG-04-26	647.00	653.20	6.20	4.60		32.00	2.00		0.10
including	647.00	649.60	2.60	1.90		41.40	2.80		0.10
CG-04-27	589.80	593.70	3.90	5.90		62.10	1.80		0.80
including	585.80	593.70	7.90	2.90		91.60	2.50		1.40
CG-04-28	639.30	644.40	5.10	3.80		40.80	2.00		0.10
including	642.00	644.40	2.40	1.80		62.30	3.00		0.20
CG-04-29	510.20	512.90	2.70	3.20		158.90	5.50		1.10
including	510.50	513.90	3.40	2.10		219.50	7.60		0.90
CG-05-33	666.20	668.20	2.00	1.70		14.00	0.20	0.00	8.00
CG-05-34	104.10	111.00	6.90	6.10		37.00	0.00	3.00	6.90
and	565.90	572.50	6.60	6.00		40.00	1.70	0.00	0.10
CG-05-35	252.60	254.30	1.70	1.50		79.80	0.90	0.00	3.70

Where no assay is recorded an intercept was not calculated.
Drill holes CG-04-09, CG-04-14 and CG-04-17, CG-05-30, CG-05-31, CG-05-32, CG-05-36 and CG-05-37 were anomalous but did not intersect any significant mineralization.

Table 13.2: Results Phase III underground drilling.

Hole #	From (m)	To (m)	Length (m)	True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
CG-05-U02	43.80	50.00	6.20	6.00		95.80	2.20	0.30	0.70
CG-05-U03	54.80	61.90	7.10	5.50		95.60	1.60	0.20	0.70
CG-05-U04	62.00	68.40	6.40	3.90		82.40	1.10	1.60	0.80
CG-05-U05	42.10	55.00	12.90	10.90		110.80	1.30	1.90	1.00
CG-05-U06	49.30	58.30	9.00	6.70		122.20	1.70	1.60	1.10
CG-05-U07	32.00	35.70	3.70	3.40		105.90	0.60	8.40	7.50
and	46.30	51.00	4.70	4.30		63.20	1.50	0.20	0.60
CG-05-U08	40.50	43.10	2.60	1.90		144.60	1.20	12.80	9.20
and	50.00	53.70	3.70	2.70		56.40	1.20	0.10	0.90
CG-05-U09	50.80	52.00	1.20	1.20		90.30	2.50	0.00	0.00
CG-05-U10	49.80	57.30	7.50	6.80		67.20	2.20	0.10	0.50
CG-05-U11	52.90	66.70	13.80	10.60		59.20	2.10	0.00	0.10
CG-05-U12	57.50	63.30	5.80	3.80		23.00	1.70	0.00	0.10
CG-05-U13	30.80	32.70	1.90	1.50		6.10	0.00	0.00	3.20
CG-05-U17	40.60	52.40	11.80	8.70		132.70	1.30	1.60	0.50
CG-05-U18	39.70	53.00	13.30	9.70		94.10	1.30	0.50	0.60
CG-05-U19	39.80	62.10	22.30	18.50		104.70	1.30	3.50	1.50
CG-05-U20	45.90	50.60	4.70	3.20		233.00	1.50	3.90	0.90
and	66.00	75.60	9.60	6.50		139.50	1.90	0.60	0.40
CG-05-U21	50.50	55.20	4.70	2.90		122.90	1.50	0.50	2.10
CG-05-U22	68.70	73.30	4.60	1.80		31.40	1.50	0.00	0.10
CG-05-U25	55.80	63.30	7.50	3.50		90.90	1.30	0.20	2.50
CG-05-U26	51.40	54.40	3.00	2.30		73.50	1.40	0.00	4.30
CG-05-U27	42.30	49.30	7.00	6.90		82.80	1.40	0.10	1.70
CG-05-U29	57.90	61.30	3.40	2.60		105.20	1.60	0.60	1.70
CG-05-U30	63.80	69.50	5.70	3.70		106.20	2.10	0.20	2.40
CG-05-U31	52.50	61.50	9.00	6.80		51.50	0.60	0.60	4.70
CG-05-U32	86.00	102.00	16.00	2.30		134.70	2.80	0.60	3.40
CG-05-U33	65.00	70.00	5.00	2.80		82.70	0.90	0.60	3.00
CG-05-U34	115.00	132.50	17.50	14.80		138.00	2.50	0.20	1.00
CG-05-U35	144.00	165.50	21.50	14.60		88.90	2.20	0.60	0.40
CG-05-U36	116.50	127.50	11.00	7.10		142.60	4.20	0.90	3.10
CG-05-U37	161.00	167.50	6.50	2.40		36.20	2.10	0.00	1.10
CG-05-U38	131.80	143.00	11.20	9.00		90.70	2.30	2.30	1.30
CG-05-U39	155.00	175.90	20.90	7.80		96.10	2.80	0.20	1.30
CG-05-U40	143.30	149.30	6.00	3.80		75.90	2.40	0.10	2.90
CG-05-U42	123.50	132.30	8.80	6.70		52.50	1.50	0.60	1.50
CG-05-U43	129.30	134.30	5.00	3.10		81.20	2.70	0.10	0.50
CG-05-U44	110.00	115.30	5.30	3.60		58.80	2.10		0.10
CG-05-U45	114.00	127.00	13.00	10.50		106.60	2.90	0.30	1.30
including	114.50	120.50	6.00	4.90		151.70	3.40	0.70	2.40
CG-05-U46	113.50	128.80	15.30	12.00		193.20	3.40	1.80	1.00
including	120.80	126.80	6.00	4.70		360.90	5.90	3.20	0.50
CG-05-U47	104.00	112.80	8.80	7.20		46.40	1.80		0.10
including	108.30	112.30	4.00	3.30		78.00	3.10		0.10

CG-05-U48	141.30	155.00	13.70	11.30		93.40	2.00	0.90	0.70
CG-05-U50	108.50	123.50	15.00	10.40		84.10	1.90		0.80
including	116.00	123.50	7.50	5.20		93.90	3.20		0.40
CG-05-U51	93.80	96.80	3.00	2.80		54.30	1.30	0.10	0.10
CG-05-U52	115.50	122.00	6.50	5.50		34.10	1.00	0.20	5.10
CG-05-U53	170.00	179.80	9.80	2.30		98.70	2.00	0.90	1.60
CG-05-U54	169.00	184.50	15.50	7.70		70.60	3.90		0.10
including	177.50	184.00	6.50	3.20		114.40	6.70		0.20
CG-05-U55	77.50	80.50	3.00	2.00		47.50	0.30	0.90	3.00
CG-05-U56	54.00	59.00	5.00	4.80		100.20	1.30	0.40	3.50
CG-05-U58	67.30	79.00	11.70	7.90		96.30	2.40	0.20	2.90
including	74.50	79.00	4.50	3.00		175.40	4.60		0.10
CG-05-U59	60.50	64.00	3.50	2.70		54.50	1.20	0.40	4.50
CG-05-U60	75.50	79.30	3.80	2.00		145.50	1.60	4.90	5.20
CG-05-U61	134.80	138.00	3.20	1.50		212.70	1.80	19.00	3.60
CG-05-U61	181.50	193.00	11.50	5.30		40.50	2.40		0.20
including	181.50	193.00	11.50	1.80		83.10	4.80		0.20
CG-05-U62	122.00	147.00	25.00	16.20		90.20	3.30	0.20	0.80
including	127.50	137.00	9.50	6.10		123.00	5.00		0.40
CG-05-U64	126.00	135.50	9.50	7.50		21.70	0.60		5.90
including	129.50	132.00	2.50	2.00		48.40	1.60		0.60
CG-05-U67	142.30	148.50	6.20	4.20		54.20	1.80		0.30
including	144.50	148.50	4.00	2.70		80.70	2.70		0.40
CG-05-U68	124.00	130.00	6.00	3.65		108.10	2.90	0.07	1.30
CG-05-U69	175.50	185.00	9.50	2.90		37.00	2.10		0.40
CG-05-U70	116.00	123.50	7.50	6.80		113.60	4.50		0.20
CG-05-U71	170.50	180.50	10.00	5.00		78.90	4.20		0.60
including	170.50	175.50	5.00	2.50		145.20	7.70		0.70
CG-05-U72	167.50	174.50	7.00	3.80		190.80	5.40		1.40
including	171.00	174.50	3.50	1.90		219.60	8.50		0.50
CG-05-U73	99.00	126.00	27.00	19.70		60.70	2.00		0.30
including	102.00	106.70	4.70	3.40		141.90	2.80		1.00
CG-05-U74	50.50	54.50	4.00	4.00		104.90	2.10		2.70
CG-05-U75	155.50	163.50	8.00	5.60		147.70	8.30	0.20	0.30
CG-05-U76	72.50	91.50	19.00	13.70		88.40	2.70		0.80
including	84.00	91.00	7.00	5.10		115.10	4.00		0.10
CG-05-U77	252.80	257.00	4.20	1.60		46.10	1.10	0.10	1.70
CG-05-U78	95.00	107.00	12.00	11.20		91.30	3.30	0.40	1.70
CG-05-U79	162.30	165.50	3.20	2.30		86.90	2.10	0.10	2.80
CG-05-U80	198.00	214.50	16.50	7.80		60.60	3.10	0.10	0.90
including	205.00	214.50	9.50	4.50		83.00	4.60	0.10	1.00
CG-05-U81	107.00	110.80	3.80	2.60		81.10	2.10	0.10	0.30
and	129.30	135.00	5.70	3.90		81.30	2.00	0.90	0.10
CG-05-U82	188.30	197.00	8.70	4.48		80.80	2.90	0.10	0.60
CG-05-U83	175.00	189.00	14.00	6.54		93.00	3.30	0.10	0.70
including	176.50	182.00	5.50	2.57		159.70	6.70	0.03	0.30
CG-05-U84	147.50	155.80	8.30	5.60		86.50	4.00	0.40	2.20
including	148.00	150.50	2.50	1.70		185.60	9.50	0.10	0.30
CG-05-U85	176.80	185.00	8.20	3.60		78.20	2.10	0.10	1.50

including	181.00	185.00	4.00	1.70		110.40	3.40	0.10	1.90
CG-05-U86	187.50	192.00	4.50	1.70		56.30	1.80	0.10	0.20
CG-05-U87	159.00	169.00	10.00	4.50		84.80	2.10	0.20	1.90
including	162.50	166.50	4.00	1.80		137.30	3.80	0.40	2.20
CG-05-U88	181.50	193.00	11.50	5.40		93.30	2.80	0.10	1.60
including	184.80	189.00	4.20	2.00		173.60	4.80	0.20	1.30
CG-05-U91	166.00	170.25	4.25	1.51		60.00	2.80	0.02	0.50
CG-05-U93	58.00	70.50	12.50	6.65		116.20	1.10	0.50	1.70
including	64.00	69.50	5.50	2.93		185.30	1.30	0.70	2.40
CG-05-U94	286.00	303.50	17.50	9.80		114.70	6.00	0.10	1.10
including	291.50	303.00	11.50	6.50		141.60	7.70	0.10	0.60
CG-05-U95	256.00	261.00	5.00	2.82		73.80	2.70	0.20	0.40
CG-05-U96	248.50	261.00	12.50	6.30		68.60	3.00	0.06	1.10
including	254.00	257.50	3.50	1.76		128.20	5.90	0.05	1.60
CG-05-U97	235.00	241.25	6.25	3.34		31.40	1.10	0.03	0.30
CG-05-U98	270.50	279.25	8.75	3.19		128.80	4.40	0.60	2.50
including	271.00	274.50	3.50	1.27		196.90	7.40	0.10	0.50
CG-05-U99	204.50	218.50	14.00	9.52		73.70	3.00	0.10	0.50
including	212.00	216.50	4.50	3.06		136.20	5.50	0.04	1.20
CG-05-U100	233.00	238.00	5.00	2.45		136.90	3.70	3.20	0.90
CG-05-U101	226.50	251.50	25.00	7.88		114.90	4.70	0.40	1.00
including	232.25	239.00	6.75	2.13		207.00	9.30	0.40	1.20
CG-05-U102	269.50	278.00	8.50	3.03		82.40	2.80	0.05	1.20
CG-05-U103	139.00	149.50	10.50	5.40		245.80	2.80	9.00	3.80
and	175.25	182.50	7.25	3.73		113.40	4.70	0.06	0.30
CG-05-U104	198.50	202.00	3.50	1.21		111.30	1.80	2.90	7.20
CG-05-U105	154.00	165.00	11.00	4.38		208.80	3.30	0.20	3.50
and	165.00	175.00	10.00	3.98		7.60	0.20	0.02	10.00
CG-05-U106	304.00	314.50	10.50	4.46		106.80	4.50	0.20	1.20
CG-05-U107	123.50	132.75	9.25	7.90		103.70	1.70	4.70	1.00
CG-05-U108	140.00	156.25	16.25	7.07		95.80	3.30	1.50	0.30
including	147.50	155.50	8.00	3.48		135.50	4.60	0.02	0.20
CG-05-U109	358.00	364.00	6.00	2.07		60.60	2.60	0.03	1.80
CG-05-U110	126.00	133.00	7.00	4.62		74.70	2.30	1.30	0.70
CG-05-U111	135.50	147.00	11.50	4.66		71.20	2.70	0.01	0.20
including	139.75	147.00	7.25	2.94		85.00	3.80	0.20	0.30
CG-05-U112	319.50	323.00	3.50	1.90		118.90	5.50	0.10	0.60
CG-05-U113	343.30	349.00	5.70	1.89		78.90	4.00	0.02	1.10
CG-05-U114	282.00	294.00	12.00	7.44		34.70	1.70	0.01	0.20
including	291.00	294.00	3.00	1.86		101.30	4.70	0.03	0.20

True widths are estimated by correcting for strike and dip of the vein with regard to the bearing and inclination of the drill hole.
Where no assay is recorded an intercept was not calculated.
Drill holes CG-05-U01, CG-05-U14, CG-05-U15, CG-05-U16, CG-05-U23, CG-05-U24, CG-05-U28, CG-05-U41, CG-05-U49, CG-05-U57, CG-05-U63, CG-05-U66, CG-05-U89, CG-05-U90 and CG-05- U92 were anomalous but did not intersect any significant mineralization.
Drill hole CG-05-U65 was abandoned because of poor ground conditions and did not reach the planned depth to intersect the vein.

14 SAMPLE METHOD AND APPROACH

The results of two sampling methods are presented in this report: drill core cutting and underground chip sampling.

14.1 Diamond Drill Core Sampling

A total of 8,294 drill core samples were collected from the 37 surface and 114 underground diamond drill holes from the Phases I-III drilling programs. These samples were taken from the Mala Noche vein over a length of approximately 1.5 km and a 500m vertical extent. Samples selected for assay from each hole consisted of the Mala Noche vein and other sulfide-bearing quartz veins above or below it. Sample intervals vary from 0.11m to a maximum of 3m in the surface exploration holes, and from 0.2m to 1.5m in the underground drill holes. Significant intersections corrected for true width are presented in Section 13. Drill hole samples are shown in long section view with reference to the underground San Roberto Mine workings in Figure 14.1

The following are relevant excerpts from Capstone's work procedure for drill core handling and sampling:

DRILL SITE CONTROL

- Core boxes should be delivered to the drill site in such a manner that they are clean and free of grease at the site. The drill hole number should be marked clearly on the box by the driller.
- The driller must place a wood block in the core box at the end of each core interval recovered from the hole that clearly shows the distance down hole in feet and meters.
- The drill site geologist should check the order of the core and make a very quick log of the rock in the core box prior to transportation.
- A clean top must be placed on each box to be transported and tightly sealed by a minimum of two heavy rubber bands made from tire inner tubes (or equivalent) prior to transportation from the drill site.
- Capstone employees must monitor the transportation of the core from the drill site to the core shack. Transportation should be as gentle as reasonably possible.

CORE SHACK CONTROL

- When the core arrives at the core shack, a geologist should oversee the placement of the core boxes on the logging tables and the removal of the tops.

- The core should be cleaned and wet. The boxes should be clearly marked for hole number and start and finish depths prior to photographing and logging for rock quality.

- The core should be logged for lithology, structure, alteration and mineralization prior to marking out the sample intervals.

- Once the sample intervals have been marked on the boxes, the saw line should be marked by the geologist. The saw line for primary samples should be marked in the centre of the core with each side being roughly equivalent for apparent grade.

- The drill hole number and sample interval have to be clearly entered in the sample book. One ticket stub should be stapled in the corresponding interval in the core box by the geologist and the other two ticket stubs should be placed in the sample bag by the sampler. The sample books must be archived at Cozamin.

- The sample interval should not exceed 0.5m in the vein and 2m in the wallrock (preferred interval length is 0.25m). Very high grade intervals should be marked out and sampled separately from lower grade zones. The boundary should be based on mineral proportions and/or texture (massive versus disseminated). However, the sample interval should not be less than 0.25m in length.

- The sampler must be very careful to exactly cut the sample as indicated by the geologist. Only a single piece of core should be removed from the core box at a time. Care should be taken to replace the unsampled portion of core back in the box in the correct orientation.

SURVEY CONTROL

- The locations and orientations of the drill holes must be checked by the surveyor prior to drilling and after the completion of each hole. The driller must identify each hole with a wood plug showing the drill hole number clearly labelled with permanent black marker.

- In-hole surveys must be undertaken on completion of each hole. A minimum of two survey points must be collected on shorter holes. On longer holes, survey points should be taken about every 75m starting at the bottom of the hole. The survey data discs should be carefully archived at Cozamin and the data entered and archived electronically in the drill log files.

14.1 Underground Chip Sampling

A total of 1,103 underground chip samples were used in preparing the updated resource estimate presented in Section 19 of this report. These samples were collected from levels 7 (west), 8 (east) and 9 (east) in the San Roberto Mine. Sample lines vary in length from 0.8 to 22.45m and are generally oriented perpendicular to the vein strike. Individual samples intervals range from 0.25m to 1.5m in length (0.9m average). Line spacing is approximately every 2m in sampled areas. Figure 14.2 shows the underground samples in long section view with reference to the underground workings.

The following are relevant excerpts from Capstone's work procedure for underground channel sampling:

MARK OUT AND SURVEY CONTROL

- Geologist marks out the vein and the mineralized portion of the vein with spray paint on the mining face or back to be sampled. Sample lines and intervals are marked by the geologist with a 2m line spacing and appropriate sample intervals. Intervals length can be variable and should represent the geology (eg. variations in sulphide and gangue minerals, proportions, textures and cross cutting structures).

- The mine surveyor should use total station or laser based survey equipment to determine the location of the sample lines.

- All bearings for survey purposes must be determined by turning angles from established survey points. A compass cannot be used except in a preliminary manner for starting a tunnel.

- Survey control points coordinates must be established at least every 50m in the drifts and crosscuts.

SAMPLING CONTROL

- Chip samples up to 20 cm wide are to be collected along the marked sample line. The line and sample interval must be clearly entered in the sample book. Two stubs should be placed in the sample bag by the sampler. The sample books must be archived at Cozamin.

- The geologist checks the sample bags and tag books for consistency before releasing the samples to the laboratory for analysis.

15 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 Sampling Personnel

No employees, officers, directors or associates of Capstone are involved in preparation of the drill core or channel samples used in the preparation of this report.

15.2 Drill Core Sample Preparation and Analytical Procedures

Diamond drill core samples are prepared as outlined in Section 14.1. Additional security measures undertaken include:

- Only Capstone employees are allowed in the core shack when unsampled core is laid out waiting to be cut.
- No person other than the geologist responsible for logging should handle the core prior to sampling. This geologist should be very careful to return core to the box in the same position and orientation from which it came.
- Visitors to the core shack must be accompanied by a Capstone employee.
- A minimum of ten samples should be placed in order in a large sack. The sack must be sealed with tape and by a numbered seal that prevents opening the sack without damaging the seal. Ideally, Capstone should try to use wire seals with teeth on the locking mechanism that prevent sliding the seal over the top of the sack. The sample number series of the enclosed samples should be clearly written on the exterior of the sack. The batch number, the serial numbers of the seals and the corresponding sample number series should be written on the transmittal form to be sent to the preparation laboratory.

Drill core samples are sent to SGS in Durango State, Mexico for preparation. The pulps are shipped directly to Canada for Analysis by SGS Toronto. SGS is ISO 9002 registered and ISO 17025 Accredited for Specific Tests, SCC No. 456.

Preparation Method

Samples are dried if needed, then weighed. The entire sample is then crushed to 75% passing 2 mm. A 250g sub-sample is pulverized to 85% passing 75 microns using a chrome steel mill. Reject material is shipped back to Cozamin for storage.

Analytical Method

Gold is analyzed by fire assay with an atomic absorption finish using a 30g charge. The detection range for this method is 5 – 2,000 ppb.

Silver is analyzed from a 2g charge using a multi-acid digest with atomic absorption finish (0.3 – 300 g/t detection range). Overlimt results are reanalyzed by fire assay with an atomic absorption finish using a 50g charge.

Copper, lead and zinc are analyzed by inductively coupled plasma – optical emission spectroscopy (ICP-OES) using a four acid digest. Detection limits are: 10 ppm – 10% for copper, 20 ppm – 10% for lead and 10 ppm – 10% for zinc. Overlimit results are

reanalyzed using the same method but with a sodium peroxide fusion. The overlimit detection limit is 0.01% for each metal

Quality Assurance and Quality Control

Blanks, standards and pulp duplicates were inserted into the series of underground drill hole samples submitted for assay. Typically, standard and blank samples were placed at the start and finish of the sampled interval within a hole. Approximately two sample intervals per hole were selected to have pulp duplicates prepared, and another two intervals per hole were selected for preparation of core duplicates. Additional quality control samples were inserted into the sequence as deemed necessary, eg. a blank after a sample expected to have very high grade, etc. to monitor the quality of the assays. In addition to the 6561 underground core samples submitted, 229 core duplicates, 225 pulp duplicates, 231 blanks and 226 standards were also submitted for assay. Overall, approximately 1 in every 8 samples submitted for assay was used for quality control. In addition, 574 pulp samples were selected by the lab as analytical checks. In the opinion of the authors, an acceptable number of standards, blanks and duplicates were submitted and the results demonstrate an acceptable level of analytical accuracy and precision.

15.3 Underground Channel Sample Preparation and Analytical Procedures

The underground channel samples were analyzed at both SGS Toronto (using the same methods as the drill core samples) and at the on-site lab at Cozamin. SGS Toronto was used as the primary laboratory and the site laboratory as a check. The pulps analyzed on-site were done by fire assay with an atomic absorption finish for copper, silver, lead, zinc and iron.

Quality Assurance and Quality Control

Blanks, standards and pulp duplicates were inserted into the series of underground samples submitted for assay. Standard and blank samples are inserted into the sample sequence approximately 1 every 15 samples, and pulp duplicates every 20 samples. Additional quality control samples were inserted into the sequence as deemed necessary. In the opinion of the authors, an acceptable number of standards, blanks and duplicates were submitted and the results demonstrate an acceptable level of analytical accuracy and precision.

16 DATA VERIFICATION

Christopher conducted a site visit to the Cozamin Project on November 11th and 12th, 2004 to review core handling procedures and to collect independent samples for verification at a referee laboratory. Christopher selected and supervised the splitting of 24 previously assayed intervals and secured the samples and delivered the samples to Acme Analytical Laboratories Ltd. in Vancouver. Capstone initially had every sample prepared by Chemex in Guadalahara, analyzed by Chemex in Vancouver and check analyzed by BSI Inspectorate in Reno, Nevada. No significant discrepancies were found in the data from the two laboratories. Assay results from

Christopher's check sampling confirmed previous sampling results and confirmed good core handling, sampling and analytical procedures.

Prior to starting the Phase III underground drilling program, Capstone took large samples from the dewatered underground workings and made in-house standards and blanks which were inserted into the sample streams from the underground holes and thereby significantly reduced the number of pulp duplicates sent to a second lab.

A formal written quality assurance and quality control program (QA/QC) was developed by Hugh Willson, P.Geo., and Jenna Hardy, P. Geo., and implemented by Hugh Willson in 2005 prior to starting the Phase III underground drilling program, and has continued with minor revisions. The procedure was reviewed as part of the 2005 Technical Report by Christopher and Giroux and found to meet the CIM's standard of best practices.

A review of the QA/QC data associated with the assays used in the 2005 resource estimate is provided in the 2005 Technical Report by Christopher and Giroux. The results demonstrate an acceptable level of analytical accuracy and precision. Analysis of the assay result s of QA/QC samples associated with drill holes subsequently completed and used in the 2006 estimate also demonstrate an acceptable level of accuracy and precision (presented below).

Blanks
Samples of cement were submitted on a regular basis within the regular sample stream to check on laboratory procedures and identify contamination if it existed. A total of 97 blanks were submitted. All samples fell within allowable limits. Figure 16.1 shows the plot for copper while the remaining plots are included in Appendix 1.


Cu in Underground Drillhole Blanks
1000
800
600
400
200
0
Cu (ppm
1
21
41
61
81
Sample Number

Figure 16.1: Copper assays in blank samples submitted after the 2005 resource estimate.

Standards

Three company produced standards are used for quality control of the drill samples (numbers 4757, 4759 and 4787) as described by Giroux and Christopher (2005). The results for the combined umpire assays for each element in each standard are presented below in Table 15.3.1.

Table 16.1 Umpire Assays for Cozamin Standards

	Au (ppb)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
	LOW GRADE STANDARD 4759				
Upper Limit 2 STD	211.1	27.15	0.58	0.03	0.68
Mean	200.3	24.42	0.55	0.01	0.65
Lower Limit 2 STD	189.5	21.68	0.52	0.00	0.63
	MEDIUM GRADE STANDARD 4757				
Upper Limit 2 STD	79.5	67.50	1.37	0.05	0.89
Mean	70.2	60.04	1.31	0.03	0.86
Lower Limit 2 STD	61.0	52.58	1.25	0.02	0.82
	HIGH GRADE STANDARD 4787				
Upper Limit 2 STD	126.0	236.79	3.61	0.19	2.91
Mean	109.4	212.46	3.45	0.17	2.78
Lower Limit 2 STD	92.9	188.13	3.29	0.15	2.65

The results for copper are shown below for each standard in Figure 16.2 (total of 92 samples). Plots for gold, silver, lead and zinc are shown in Appendix 1.


Cu in Standards
40000
35000
30000
25000
20000
15000
10000
5000
0
Cu (ppm
Standard

Figure 16.2: Copper assays for medium (left), low (middle) and high grade (right) copper standard samples submitted after the 2005 resource estimate.

In almost all cases the samples plot between the limits of expected mean ± 2 standard deviations indicating good accuracy for the laboratory.

Pulp Preparation Duplicates

During preparation a second split of the pulp was prepared and submitted for copper, lead, zinc, silver and gold assaying. Comparisons between the preparation check assay and the original assay for 94 samples submitted after the 2005 resource estimate are shown as scatter plots in Appendix 1. Table 16.2 shows the correlation coefficients and slope of the best fit regression line for these samples.

Table 16.2. Statistical Analysis of Pulp Preparation Duplicates

	Correlation Coefficient	Slope of linear regression line fit to sample data
Copper	0.9999	1.21
Silver	0.9782	0.95
Lead	0.9902	0.99
Zinc	0.9885	0.87
Gold	0.9199	0.89

The correlation coefficients are very good for copper, silver, lead and zinc. The correlation coefficient for gold is lower, but still within acceptable limits. The slope of the best fit linear regression line through the data is almost equal to the equal value line (value = 1) for silver and lead indicating no bias in the data. The slope for the copper line is greater than 1 suggesting a slight positive bias at higher copper grade. In contrast the zinc and gold slopes are less than 1, suggesting a slight negative bias at higher grades.

Lab Duplicates

SGS randomly selects pulps for check analysis with a frequency of approximately 1 in 10 (a total of 262 samples). These samples are prepared from the pulps submitted to the laboratory. The results are presented as a series of scatter plots in Appendix 1, and summarized in Table 16.3 below.

Table 16.3. Statistical Analysis of Lab Duplicates

	Correlation Coefficient	Slope of linear regression line fit to sample data
Copper	0.9821	0.99
Silver	0.9988	0.99
Lead	0.9999	1.01
Zinc	0.9992	1.00
Gold	0.9919	0.98

The correlation coefficients are all very good. Similarly, the slope of the best fit regression line is excellent with a value almost equal to 1. These data indicate that the analytical precision is very good.

In summary the QA/QC results completed on the Cozamin Project show proper sample handling, reasonable accuracy and sampling precision for a high grade

sulphide vein. No major sampling or analytical biases are evident. In conclusion the data are, in the writer's opinion, suitable for resource estimation.

17 ADJACENT PROPERTIES

The Mala Noche vein is one of several main veins that have been exploited since pre-colonial times in the Zacatecas area (Figure 8.1). The Bote vein has recently been in production but production on the Veta Grande, Panuco, Mala Noche, Cantera and San Rafael veins varied with silver and base metal prices. The average ore grades for the Zacatecas district are reported to be 1.5 g/t Au, 120 g/t Ag, 3% Pb, 5.1% Zn and 0.16% Cu with total silver production to the end of 1987 estimated to be approximately 750,000,000 ounces (Ponce and Clark, 1988).

18 MINERAL PROCESSING AND METALLURGICAL TESTING

The information in this section is taken from Rodger, 2006: Feasibility Report on the Cozamin Project. The complete technical report is available on the SEDAR website.

18.1 Mineral Processing

A 750 tpd flotation plant was installed by Bacis, and processed 250,000 tonnes of ore grading 1.2% Cu, 90 g/t Ag, 0.5 g/t Au, 1.8% Zn, and 0.6% Pb before production ceased in 1998. Production was 2,370 tonnes of copper, 495,000 oz of silver, 2,013 oz of gold, 2,802 tonnes of zinc and 856 tonnes of lead, all in concentrate. Recoveries in the mill were reported to be 80% for copper, 65% for zinc, and 70% lead. Recovered silver was 35% from lead and 28% from copper. Gold recoveries were 30% from lead and 30% from copper. The reported recoveries were below the level generally expected. Enriquez (2003) suggested that better grade control and blending of mineralization from several working areas, as well as finer grinding, might significantly improve recovery.

A review of the existing Cozamin mill was completed by independent consulting engineer Gary Hawthorne, P.Eng. (2004). The mill review was undertaken to determine the costs associated with rehabilitation and expansion of the capacity of the mill and plant. Hawthorne (2004) estimated the cost to expand the 750 tpd mill to 1,200 tpd at US$1,438,000 and the additional cost to expand from 1,200 tpd to 2,000 tpd at US$1,285,000.

18.2 Metallurgical Testing

Bacis commissioned several reports on the mill and recovery from the Cozamin Project prior to upgrading the 750 tpd plant.

SGS Lakefield (Lakefield) was retained by Capstone to conduct a preliminary metallurgical study of drill core from the Phase I and II drill programs. Lakefield studied mineralogy, grindability, and flotation characteristics to recommend appropriate copper, lead and zinc flotation circuits. Lakefield's locked cycle copper

flotation test determined that a primary grind of 125 microns and a concentrate regrind of 45 microns yielded concentrates assaying 27% copper at 95% copper recovery, with 79% of the silver recovered in the copper concentrate.

Process Research Associates Ltd. (PRA) was retained to continue metallurgical studies started by Lakefield. Extensive process testing was conducted by PRA of Vancouver for Capstone. A metallurgical testing program was carried out on a composite of channel samples from the underground workings at Cozamin. The material sampled was representative of the upper levels of the mineral resource.

Flotation tests carried out on this material included locked cycle tests, grinding tests, settling tests and filtration tests for concentrates. The main valuable minerals in tested material were chalcopyrite, galena, sphalerite, argentite, metallic silver and silver sulphosalts. Gangue minerals include pyrite, pyrrhotite, calcite, quartz and silica. PRA concluded that valuable minerals are easily separated from pyrite and silica/silicates and most of the valuable minerals are separated from each other at a medium-coarse grind of 120 microns.

The main minerals in this composite are chalcopyrite, galena, sphalerite, metallic silver and silver sulphosalts, pyrite, pyrrhotite and silica. The valuable minerals are easily separated from pyrite and silica/silicates at a medium-coarse grind of 120 microns. Most of the minerals are also separated from each other at this grind.

However, the zinc minerals (mostly sphalerite) contain extremely fine inclusions of chalcopyrite (less than 5 microns), making them behave like chalcopyrite in flotation. This demands use of the less common bulk rougher flotation process followed by selective cleaning instead of the more common sequential rougher flotation process for copper-lead-zinc ores. The final results obtained are of similar quality, if not better, than those obtained with most copper-lead-zinc ores of similar grade, regardless of rougher flotation process.

The results from the test program are best summarized by the final closed cycle flotation test F35 (8 cycles) during which middling products (cleaner tails) were recycled (Table 18.1).

The lead, copper and silver minerals stay together through the cleaning process. The cleaned lead-copper-silver concentrate, saleable as a commercial copper concentrate, can also be separated into copper concentrates and lead concentrates. This was demonstrated in the metallurgical testing program. As shown in Table 18.1, the lead concentrate obtained is high grade, but the lead recovery is low, due to the low lead grade of the composite. Higher lead grades would give higher lead recoveries.

Table 18.1: Results from the final eight (8) locked cycles test F35.

F35 Locked Cycle		Assays						Distribution %					
	Wgt %	Au g/t	Ag g/t	Pb %	Cu %	Zn %	Fe %	Au	Ag	Pb	Cu	Zn	Fe
Pb Concentrate	0.13	0.42	2759	**70.71**	2.8	2.61	2.45	**0.6**	**4.1**	**27.1**	0.2	0.2	0.0
Cu Concentrate	5.84	0.17	966	3.04	**24.79**	4.95	29.22	**10.2**	**64.6**	52.0	**94.2**	18.2	10.3
Cu-Pb-Ag Concentrate	**5.97**	**0.18**	**1005**	**4.51**	**24.31**	**4.90**	**28.64**	**10.8**	**68.7**	**79.1**	**94.4**	**18.4**	**10.3**
Zn Concentrate	2.00	0.16	264	0.2	1.12	**52.21**	13.90	3.3	6.1	1.2	1.5	**66.0**	1.7
Total Flotation Tails	92.02	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	86.0	25.2	19.6	4.1	15.5	[illegible]
Head	100.00	0.1	87.3	0.34	1.54	1.59	16.56	100.0	100.0	100.0	100.0	100.0	100.0

The differences in test results by Lakefield and PRA from the locked cycle test work occurred because the firms tested different styles of mineralization. The first test work was completed by Lakefield on Phase I and II exploration drill holes numbered 3, 4, 7, 10, 11, 13, 15, 16 and 18. All of these holes are from the central and eastern portion of the mine below level 9. The composite head grade was 3.03% Cu, 0.34% Pb, 1.21% Zn and 95.5 g/t Ag. Test results produced a 27% copper concentrate recovering 95% of the copper, 79% of the silver and 85% of the lead (Table 18.2). Zinc concentrate test work was not completed beyond rougher flotation, but estimated recoveries are 50% zinc, to a 48-50% concentrate.

Table 18.2: Summary of SGS Lakefield results.

Assays						Distribution %			
Product	Wt %	Cu %	Pb %	Zn %	Ag g/t	Cu	Pb	Zn	Ag
Cu Conc	10.4	27.1	2.3	1.1	692	95.4	85.2	9.0	79.2
Zn Conc	1.46	2.7	0.2	50.0	335	3.0	2.0	55.0	5.4
Tailings	86.8	0.06	0.04	0.55	16.1	1.6	12.8	36.0	15.4
Head	100	2.96	0.29	1.33	90.8	100	100	100	100

19 MINERAL RESOURCE ESTIMATION

19.1 Initial 2005 Estimate

An initial resource for the Mala Noche vein was estimated by an independent consultant Gary Giroux., P.Eng. (Giroux Consultants Ltd.) using data available as of October 5, 2005 (Christopher and Giroux 2005). The database used for the initial resource estimate consisted of 37 exploration surface diamond drill holes numbered CG-04-01 to 33 and CG-05-34 to 37 and 66 underground diamond drill holes numbered CG-05-U01 to U64, U69 and U70. Forty two historic Bacis channel samples were used in the estimation in addition to 6 lines of Capstone channel samples from level 8 of the San Roberto Mine. Capstone geologists determined the entire interval for the Mala Noche vein in each drill hole. The vein interval used for this estimation was the entire width for the vein regardless of the grade tenor. Grades for copper, zinc, lead and gold were estimated using 2m composites and ordinary kriging. Results are summarized below (Table 19.1). Detailed tables are included in the 2005 Christopher and Giroux technical report available on the SEDAR website.

Table 191: Cozamin copper-silver-zinc mine - measured, indicated and inferred resources 2005 estimate.

Mala Noche Vein - Cozamin Project											
	CuEQ Cutoff	Tonnes > Cutoff			Grades > Cutoff				Million lbs	Million ozs	Million lbs
			Cu	Zn	Pb	Ag	Au	CuEQ			
	(%)	(tonnes)	(%)	(%)	(%)	(g/t)	(g/t)	%	Cu	Ag	Zn
Measured	1.20	770,000	1.66	1.27	0.82	78.94	0.08	2.40	28.18	1.95	21.56
Indicated	1.20	3,480,000	1.51	1.36	0.60	64.53	0.06	2.19	115.87	7.22	104.36
Measured plus	1.20	4,250,000	1.54	1.34	0.64	67.14	0.06	2.23	144.32	9.17	125.57

Indicated											
Inferred	1.20	5,490,000	1.34	1.43	0.27	53.82	0.06	1.95	162.21	9.50	173.11
Measured	1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60	26.09	1.78	18.49
Indicated	1.50	2,740,000	1.71	1.38	0.63	70.68	0.06	2.42	103.31	6.23	83.38
Measured plus Indicated	1.50	3,390,000	1.73	1.36	0.67	73.48	0.06	2.45	129.32	8.01	101.66
Inferred	1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14	139.84	7.79	135.21
Measured	2.00	440,000	2.16	1.36	0.98	97.67	0.07	3.01	20.96	1.38	13.19
Indicated	2.00	1,740,000	2.09	1.34	0.65	79.74	0.05	2.81	80.19	4.46	51.41
Measured plus Indicated	2.00	2,180,000	2.10	1.35	0.72	83.38	0.06	2.85	100.94	5.84	64.89
Inferred	2.00	2,230,000	1.90	1.33	0.21	66.10	0.04	2.52	93.43	4.74	65.40
Measured	2.50	270,000	2.60	1.36	1.03	110.22	0.07	3.50	15.48	0.96	8.10
Indicated	2.50	970,000	2.59	1.21	0.50	85.72	0.04	3.27	55.40	2.67	25.88
Measured plus Indicated	2.50	1,250,000	2.59	1.24	0.62	91.06	0.05	3.32	71.39	3.66	34.18
Inferred	2.50	860,000	2.36	1.15	0.22	74.07	0.03	2.95	44.75	2.05	21.81

19.2 2006 Updated Estimate

Since the 2005 resource estimate, diamond drilling continued to delineate the Mala Noche vein. A total of 207 channel samples, 37 surface diamond drill holes and 112 underground diamond drill holes were available for analysis in June 2006. This data set represented an increase of 159 lines of channel samples and 47 underground drill holes from the previous study completed in October 2005 (see Appendix 1 for list of drill holes used in the estimate). The resource update was completed by Gary Giroux, P.Eng., of Giroux Consultants Ltd. (sections 19.3 through 19.10).

Major changes or differences since the October 2005 study include the following:
• Additional data consisting of 159 added channel samples and 46 added underground drill holes. The additional drill hole data was both infill to and deeper than previous drill holes (see Figure 19.1).
• An additional 2,071 specific gravity determinations to bring the total to 2,990.
• A reinterpretation by Capstone of the Mala Noche vein breaking it into a sulfide-rich core surrounded by a mineralized envelope. Three dimensional solids were created for each domain, and each domain was modeled and estimated separately.

19.3 Data Analysis

Sample intervals within the mineralized solids that were reported as zero grades were assigned ½ the detection limit. Individual assays were tagged with a code for within the sulphide mineralization (SUL) or within the surrounding vein envelope (ENV). Table 19.2 compares the statistics for each variable in both domains.

Table 19.2: Summary of statistics for variables in the sulphide and envelope domains.

	Cu (%)		Zn (%)		Pb (%)		Au (g/t)		Ag(g/t)	
	SUL	ENV	SUL	ENV	SUL	ENV	SUL	ENV	SUL	ENV
Number	3906	4921	3906	4921	3906	4921	3073	4567	3906	4921
Mean	1.93	0.39	2.47	0.85	0.54	0.36	0.08	0.07	74.83	21.13
Standard Deviation	2.39	1.11	6.12	1.94	2.80	2.46	0.34	0.54	93.73	76.59
Minimum	0.001	0.001	0.001	0.001	0.001	0.001	0.003	0.003	0.15	0.01
Maximum	16.70	15.30	36.20	25.90	67.78	60.70	11.30	22.00	1266.3	3020.0
Coef. Of Variation	1.23	2.83	1.95	2.29	5.15	6.77	4.11	8.27	1.25	3.62

Sulphide Domain

The individual assays were evaluated for each domain. All elements showed skewed distributions and were converted to lognormal cumulative frequency plots. The procedure used is explained in a paper by Dr. A.J. Sinclair titled Applications of probability graphs in mineral exploration (Sinclair, 1976). In short the cumulative distribution of a single normal distribution will plot as a straight line on probability paper while a single lognormal distribution will plot as a straight line on lognormal probability paper. Overlapping populations will plot as curves separated by inflection points. Sinclair proposed a method of separating out these overlapping populations using a technique called partitioning. In 1993 a computer program called P-RES was made available to partition probability plots interactively on a computer (Bentzen and Sinclair, 1993). Screen dumps from this program are shown for each variable in Figures 19.2 to 19.6. In each Figure the actual data distribution is shown as black dots. The inflection points that separate the populations are shown as vertical lines and each population is shown by the straight lines of open circles. The interpretation is tested by recombining the data in the proportions selected and the test is shown as triangles compared to the original distribution. Each variable is examined in the following section with the populations broken out and thresholds selected for capping if required.


LONG SECTION LOOKING NORTH SHOWING COZAMIN DRILL HOLE TRACES
GREY = HOLES USED IN THE 2005 RESOURCE ESTIMATE
RED = HOLES ADDED FOR THE 2006 RESOURCE ESTIMATE
E
W
749000E
748000E
747000E
3000E1
2000E1
0
500
750
1000
Meters

Figure 19.1: Long section view facing north showing the drill holes used in the 2005 estimate and the additional holes drilled and included in the 2006 estimate.

Copper

A total of 3,906 samples had assays for copper within the sulphide domain. The distribution of copper grades was positively skewed. The lognormal cumulative probability plot in Figure 19.2 shows that five overlapping lognormal populations are present. The parameters for each population are summarized below in Table 19.3.

Table 19.3: Listing of populations of copper grades within the sulphide domain.

Population	Mean Cu %	Proportion	Number of Samples
1	5.02	19.15 %	748
2	1.27	49.94 %	1,951
3	0.20	14.72 %	575
4	0.04	10.10 %	395
5	0.002	6.09 %	237

Populations 1, 2 and 3 represent the mineralization and can not be considered erratic. A level of 2 standard deviations above the mean of population 1, a value of 16.6% was selected as a cap level. One sample was capped at 16.6% Cu.


Partition
1.00
0.00
-1.00
-2.00
-3.00
CUPC = 10**D
logged
N = 3906(3906,3906)
Max = 1.22
Mean = -0.162
Min = -3.00
StDv = 0.822
06/06/06
14:01:00
SAMPLES WITHIN SULPHIDE DOMAIN
1 2 5 10 20 30 40 50 60 70 80 90 95 98 99
Cumulative Probability %

Figure 19.2: Lognormal cumulative probability plot for the copper sulphide domain.

Gold

A total of 3,073 samples with assays for gold within the sulphide domain showed a positive skewness. The lognormal cumulative probability plot in Figure 19.3 shows that six overlapping lognormal populations are present. The parameters for each population are summarized below in Table 19.4.

Table 19.4: Listing of populations of gold grades within the sulphide domain.

Population	Mean Au (g/t)	Proportion	Number of Samples
1	8.70	0.12 %	4
2	1.64	0.58 %	18
3	0.16	3.98 %	122
4	0.12	20.12 %	618
5	0.02	62.94 %	1,934
6	0.004	12.26 %	377

Populations 2 and 3 probably represent the vein and can not be considered erratic. Population 1 however should be reduced using a level of 2 standard deviations above the mean of population 2. A value of 4.65 g Au/t was used to cap 3 samples.


Partition
1.00
0.00
-1.00
-2.00
AUGPT * 10**0
logged
N = 3073(3073,3073)
Max = 1.05
Mean = -1.60
Min = -2.52
StDv = 0.603
06/06/06
13:40:23
GOLD WITHIN SULPHIDE DOMAIN
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 19.3: Lognormal cumulative probability plot for gold in the sulphide domain.

Zinc

A total of 3,906 samples had assays for zinc within the sulphide domain. The distribution of zinc grades was positively skewed. The lognormal cumulative probability plot in Figure 19.4 shows that six overlapping lognormal populations are present. The parameters for each population are summarized below in Table 19.5.

Table 19.5: Listing of populations of zinc grades within the sulphide domain.

Population	Mean Zn %	Proportion	Number of Samples
1	12.76	0.06 %	2
2	2.92	26.34 %	1,029
3	0.40	34.71 %	1,356
4	0.10	28.83 %	1,126
5	0.02	9.05 %	353
6	0.007	1.01 %	40

Populations 1, 2 and 3 represent the mineralized portion of the vein and can not be considered erratic. The upper tail of population 1 was capped at 31.5% Zn. One sample required capping.


Partition
1.00
0.00
-1.00
-2.00
-3.00
ZNPC * 10**0
logged
N = 3906(3906,3906)
Max = 1.56
Mean = -0.494
Min = -3.00
StDv = 0.774
06/06/06
14:38:52
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
SAMPLES WITHIN SULPHIDE DOMAIN

Figure 19.4: Lognormal cumulative probability plot for the zinc sulphide domain.

Lead

A total of 3,906 samples within the sulphide domain had assays for lead. The distribution of lead grades was positively skewed. The lognormal cumulative probability plot in Figure 19.5 shows that six overlapping lognormal populations are present. The parameters for each population are summarized below in Table 19.6.

Table 19.6: Listing of populations of lead grades within the sulphide domain.

Population	Mean Pb %	Proportion	Number of Samples
1	30.60	0.36 %	14
2	10.57	1.96 %	77
3	1.82	6.09 %	238
4	0.24	18.54 %	724
5	0.02	57.88 %	2,261
6	0.008	15.17 %	592

For lead population 1 represents 0.36% of the data and can be considered erratic. A level of 2 standard deviations above the mean of population 2, a value of 27% was selected as a cap level. Nine lead samples were capped at 27%.


Partition
1.00
0.00
-1.00
-2.00
-3.00
PBPC * 10**0
logged
N = 3906(3906,3906)
Max = 1.83
Mean = -1.41
Min = -3.00
StDv = 0.870
06/06/06
14:59:21
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
SAMPLES WITHIN SULPHIDE DOMAIN

Figure 19.5: Lognormal cumulative probability plot for the lead sulphide domain.

Silver

A total of 3,906 samples had assays for silver within the sulphide domain and were strongly skewed to the positive side of normal. The lognormal cumulative probability plot in Figure 19.6 shows that six overlapping lognormal populations are present. The parameters for each population are summarized below in Table 19.7.

Table 19.7: Listing of populations of silver grades within the sulphide domain.

Population	Mean Ag (g/t)	Proportion	Number of Samples
1	1100.0	0.18 %	7
2	372.1	2.42 %	95
3	149.0	17.72 %	692
4	42.5	60.28 %	2,355
5	3.7	16.79 %	656
6	0.2	2.60 %	11

Populations 1 representing 0.18% of the data is considered erratic. A capping level of 2 standard deviations above the mean of population 2 was chosen. Ten silver assays were capped at 685 g Ag/t.


Partition
3.00
2.00
1.00
0.00
logged
N = 3906(3906,3906)
Max = 3.10
Mean = 1.52
Min = -0.824
StDv = 0.695
06/06/06
15:17:40
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
SAMPLES WITHIN SULPHIDE DOMAIN

Figure 19.6: Lognormal cumulative probability plot for the silver sulphide domain.

Envelope Domain
A similar procedure was used to evaluate each variable within the surrounding envelope. The capping levels and number of samples capped are summarized in Table 19.8. The plots are shown in Appendix 2.

Table 19.8: Summary of capping levels for sulphide and envelope domains.

	Sulphide Domain		Envelope Domain	
	Cap Level	Number Capped	Cap Level	Number Capped
Cu (%)	16.6%	1	10.7%	5
Zn (%)	31.5%	1	11.8%	30
Pb (%)	27.9%	9	22.5%	15
Ag (g/t)	685.0 g/t	10	463 g/t	24
Au (g/t)	4.65 g/t	3	4.6 g/t	7

19.4 Composites
Capstone geologist Michelle Stone supplied a file identifying the mineralized portion of the vein intersections in each channel sample and both surface and underground drill hole (see Appendix 2). Within these intervals a total of 1,698 two metre composites were produced. At the footwall contact intervals less than 1m were combined with the adjoining sample to produce a file of composites 2m ± 1m in length. Channel samples taken by Capstone were taken along lines and as a result were treated as horizontal drill holes and composited to 2m intervals. Channel samples taken by Cozamin across the backs of the drift were treated as stand alone composites. A summary of the statistics for 2m composites is shown in Table 19.9. The capping and smoothing during formation of composites has reduced the coefficient of variations for copper, zinc and silver to a very reasonable level approaching 1.0. Lead and gold show higher coefficients of variations of 3.96 and 2.60 respectively and indicated higher sampling variability.

Table 19.9: Summary of statistics for 2m composites.

	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
Number	1,698	1,698	1,698	1,668	1,394
Mean	1.07	0.42	0.93	42.68	0.051
Standard Deviation	1.58	1.67	1.51	55.22	0.134
Minimum	0.001	0.001	0.001	0.05	0.001
Maximum	10.55	27.39	13.85	515.58	2.72
Coefficient of Variation	1.48	3.96	1.62	1.29	2.60

19.5 Semivariograms

The Cozamin vein was broken into two sections: composites east of section 747580 mE were grouped as East Zone and those to the west were grouped as Central Zone. This coordinate marks a hinge point within the vein. Pairwise relative semivariograms were produced for each element within each zone. In the Central zone the plane of the vein striking roughly 90° and dipping -55° north while in the East Zone the vein strikes about 115° and dips -60° to the northeast. In all cases anisotropy was demonstrated and nested spherical models were fit to the data. Material outside the vein within the envelope was also modeled. Anisotropic nested spherical models were fit to all elements within this zone. A summary of the parameters is shown below in Table 19.10 and the respective plots for copper and silver are shown in Appendix 3.

Table 19.10: Summary of semivariogram parameters.

Variable	Direction	Nugget Effect C_0	Short Structure C_1	Long Structure C_2	Short Range a_1	Long Range a_2
			East Zone			
Cu	Az. 295 Dip -45	0.20	0.36	0.25	35 m	60 m
	Az. 25 Dip -60	0.20	0.36	0.25	11 m	90 m
	Az. 205 Dip -30	0.20	0.36	0.25	5 m	10 m
Zn	Az. 115 Dip 0	0.36	0.25	0.20	25 m	80 m
	Az. 25 Dip -60	0.36	0.25	0.20	5 m	45 m
	Az. 205 Dip -30	0.36	0.25	0.20	5 m	10 m
Pb	Az. 115 Dip 0	0.40	0.40	0.25	15 m	80 m
	Az. 25 Dip -60	0.40	0.40	0.25	10 m	50 m
	Az. 205 Dip -30	0.40	0.40	0.25	5m	10 m
Ag	Az. 295 Dip -45	0.25	0.15	0.30	10 m	50 m
	Az. 25 Dip -60	0.25	0.15	0.30	25 m	50 m
	Az. 205 Dip -30	0.25	0.15	0.30	5 m	10 m
Au	Az. 115 Dip 0	0.30	0.10	0.20	25 m	75 m
	Az. 25 Dip -60	0.30	0.10	0.20	30 m	80 m
	Az. 205 Dip -30	0.30	0.10	0.20	5 m	10 m

			Central Zone			
Cu	Az. 270 Dip -45	0.20	0.25	0.29	45 m	90 m
	Az. 0 Dip -50	0.20	0.25	0.29	30 m	70 m
	Az. 180 Dip -40	0.20	0.25	0.29	5 m	10 m
Zn	Az. 90 Dip 0	0.20	0.25	0.28	32 m	70 m
	Az. 0 Dip -50	0.20	0.25	0.28	25 m	50 m
	Az. 180 Dip -40	0.20	0.25	0.28	5 m	10 m
Pb	Az. 90 Dip 0	0.30	0.25	0.35	40 m	55 m
	Az. 0 Dip -50	0.30	0.25	0.35	25 m	50 m
	Az. 180 Dip -40	0.30	0.25	0.35	5 m	10 m
Ag	Az. 270 Dip -45	0.16	0.16	0.26	50 m	80 m
	Az. 0 Dip -50	0.16	0.16	0.26	45 m	60 m
	Az. 180 Dip -40	0.16	0.16	0.26	5 m	10 m
Au	Az. 90 Dip 0	0.20	0.20	0.30	40 m	65 m
	Az. 0 Dip -50	0.20	0.20	0.30	30 m	65 m
	Az. 180 Dip -40	0.20	0.20	0.30	5 m	10 m
			Stockwork and Waste Zone			
Cu	Az. 90 Dip 0	0.05	0.30	0.55	10 m	70 m
	Az. 0 Dip -50	0.05	0.30	0.55	20 m	60 m
	Az. 180 Dip -40	0.05	0.30	0.55	5 m	10 m
Zn	Az. 90 Dip 0	0.05	0.30	0.68	10 m	70 m
	Az. 0 Dip -50	0.05	0.30	0.68	40 m	50 m
	Az. 180 Dip -40	0.05	0.30	0.68	5 m	10 m
Pb	Az. 90 Dip 0	0.05	0.45	0.35	10 m	80 m
	Az. 0 Dip -50	0.05	0.45	0.35	22 m	70 m
	Az. 180 Dip -40	0.05	0.45	0.35	5 m	10 m
Ag	Az. 90 Dip 0	0.05	0.35	0.65	20 m	74 m
	Az. 0 Dip -50	0.05	0.35	0.65	20 m	50 m
	Az. 180 Dip -40	0.05	0.35	0.65	5 m	10 m
Au	Az. 90 Dip 0	0.05	0.20	0.25	40 m	70 m
	Az. 0 Dip -50	0.05	0.20	0.25	38 m	60 m
	Az. 180 Dip -40	0.05	0.20	0.25	5 m	10 m

19.6 Block Model

Geologists at Cozamin have determined vein intersections in drill holes based on geology. The sulphide intersection has been identified within each drill hole. In addition a broader envelope that includes stockwork mineralization and lower grade vein mineralization was interpreted surrounding the mineralized interval. The intersections were then interpreted on north-south cross sections. These intersections have been joined together to form 3 dimensional geologic solids for mineralized intervals and stockwork/waste envelope below the existing stopes (level 8), to constrain the interpolation process. An east-west long section is shown as Figure 19.7 outlining the area of the vein to be estimated. The three dimensional geologic model (see Figure 19.8) was then used to tag blocks 10m east-west, 5m vertically, and 1m north-south with the proportion of block within the solid. The block model parameters are shown below.

Model Origin:
746530 E 10m wide 193 columns
2523460 N 2m length 380 rows
Top 2600 elev. 5m high 180 levels
No rotation.

Block dimensions in the north-south direction were limited to 2m to try to restrict the across vein smoothing and honour the mineral zonation that appears to be present across the vein. For each block the proportion of the block within the mineralized solid and stockwork/waste envelope was determined.


W
E
747000E
748000E
749000E
0
500
750
1000
Meters
LONG SECTION LOOKING NORTH SHOWING COZAMIN DRILL HOLE TRACES INTERSECTING THE SULPHIDE MINERALIZED ZONE AND THE AREA INCLUDED IN THE RESOURCE ESTIMATION (BLUE).

Figure 19.7: Long section view showing the sulphide mineralized zone in red. The blue outline is the area estimated.

19.7 Bulk Density

Specific gravity (SG) measurements were made on 2,990 pieces of half core from exploration holes CG-04-01 to CG-04-29 and underground holes CG-05-U01 to U60. This represented an increase of 2,071 determinations over the data base used in the October 2005 study. Using the x, y, and z coordinates for the SGs midpoint in the measured interval, specific gravity values were interpolated into the block model using inverse distance squared. Blocks not assigned SG values from the inverse distance squared interpolation were assigned the average of the 2,990 measurements, a value of 2.88.



Figure 19.8: Three dimensional vein solid to be estimated in red, topographic surface in green, underground workings in purple and drill hole traces.

19.8 Block Interpolation

The Mala Noche vein was divided into two parts based on the average strike of the vein. A central part was separated from an eastern part by the coordinate 747580 mE. The boundary between these domains was soft with composites allowed to influence blocks on either side of the boundary. The variography and search ellipse were however different for each domain. Within both domains ordinary kriging was used to interpolate grades into the block model. For any block with a proportion of vein material greater than zero, kriging was attempted. The kriging process was completed in 4 passes using expanding search ellipses. For the first pass kriging was attempted if a minimum of 4 composites were found within a search ellipse equal to ¼ the semivariogram range for the variable being estimated. A further restriction of limiting the north-south (across vein) direction to a maximum of 3m was place on this pass to ensure at least two drill holes were found. For blocks not estimated a second pass was completed with search ellipse dimensions equal to ½ the semivariogram range. In this pass the north-south direction was limited to 5m to further restrict the across vein smoothing.

For blocks still not estimated a third pass was completed using the entire range of the semivariogram. Finally due to different semivariograms for each variable and to

ensure all variables were estimated in each block a fourth pass was completed for all variables using the two times (2 x) the maximum semivariogram parameters. In all passes the minimum required composites to estimate a block was 4 while the maximum used was 8. If more than 8 composites were found within the search ellipse the closest 8 to the block centroid were used. The parameters used and number of blocks estimated during each pass are shown below in Tables 19.11 to 19.13. The western side of the block model was estimated for blocks below level 8 at an elevation of 2277 masl. This was done to ensure that grade was not interpolated into mined out stopes that are located above the 2277 elevation. The underground development were digitized and a three dimensional solid was formed. When computing tonnages for each block the volume of the block was multiplied by the estimated SG and by the proportion of the block within the vein solid minus the proportion of the block contained in underground development.

Table 19.11: Search parameters for kriging the Eastern Zone of the Mala Noche vein (= section 747580 mE).

Pass	Number of Blocks Estimated	Direction	Distance (m)	Direction	Distance (m)	Direction	Distance (m)
Copper							
1	3,146	Az. 295 Dip -45	15.0	Az 205 Dip -30	3.0	Az 25 Dip -60	22.5
2	12,423	Az. 295 Dip -45	30.0	Az 205 Dip -30	5.0	Az 25 Dip -60	45.0
3	18,949	Az. 295 Dip -45	60.0	Az 205 Dip -30	10.0	Az 25 Dip -60	90.0
4	19,170	Az. 295 Dip -45	120.0	Az 205 Dip -30	20.0	Az 25 Dip -60	180.0
Zinc							
1	1,540	Az. 115 Dip 0	20.0	Az 25 Dip -60	11.25	Az 205 Dip -30	3.0
2	9,386	Az. 115 Dip 0	40.0	Az 25 Dip -60	22.5	Az 205 Dip -30	5.0
3	18,947	Az. 115 Dip 0	80.0	Az 25 Dip -60	45.0	Az 205 Dip -30	10.0
4	19,428	Az. 115 Dip 0	160.0	Az 25 Dip -60	90.0	Az 205 Dip -30	20.0
Lead							
1	1,740	Az. 115 Dip 0	20.0	Az 25 Dip -60	12.5	Az 205 Dip -30	3.0
2	10,234	Az. 115 Dip 0	40.0	Az 25 Dip -60	25.0	Az 205 Dip -30	5.0
3	18,936	Az. 115 Dip 0	80.0	Az 25 Dip -60	50.0	Az 205 Dip -30	10.0
4	18,391	Az. 115 Dip 0	160.0	Az 25 Dip -60	90.0	Az 205 Dip -30	20.0
Silver							
1	1,448	Az. 295 Dip -45	12.5	Az 205 Dip -30	3.0	Az 25 Dip -60	12.5
2	7,797	Az. 295 Dip -45	25.0	Az 205 Dip -30	5.0	Az 25 Dip -60	25.0
3	17,364	Az. 295 Dip -45	50.0	Az 205 Dip -30	10.0	Az 25 Dip -60	50.0
4	27,079	Az. 295 Dip -45	120.0	Az 205 Dip -30	20.0	Az 25 Dip -60	180.0
Gold							
1	1,411	Az. 115 Dip 0	18.75	Az 25 Dip -60	20.0	Az 205 Dip -30	3.0
2	12,589	Az. 115 Dip 0	37.5	Az 25 Dip -60	40.0	Az 205 Dip -30	5.0
3	20,040	Az. 115 Dip 0	75.0	Az 25 Dip -60	80.0	Az 205 Dip -30	10.0
4	13,756	Az. 115 Dip 0	160.0	Az 25 Dip -60	90.0	Az 205 Dip -30	20.0

Table 19.12: Search parameters for kriging the Central Zone of the Mala Noche vein (< section 747580 mE).

Pass	Number of Blocks Estimated	Direction	Distance (m)	Direction	Distance (m)	Direction	Distance (m)
			Copper				
1	367	Az. 270 Dip -45	22.5	Az 180 Dip -40	3.0	Az 0 Dip -50	17.5
2	2,089	Az. 270 Dip -45	45.0	Az 180 Dip -40	5.0	Az 0 Dip -50	35.0
3	6,376	Az. 270 Dip -45	90.0	Az 180 Dip -40	10.0	Az 0 Dip -50	70.0
4	12,712	Az. 270 Dip -45	180.0	Az 180 Dip -40	20.0	Az 0 Dip -50	140.0
			Zinc				
1	89	Az. 90 Dip 0	17.5	Az 0 Dip -50	12.5	Az 180 Dip -40	3.0
2	2,177	Az. 90 Dip 0	35.0	Az 0 Dip -50	25.0	Az 180 Dip -40	5.0
3	7,076	Az. 90 Dip 0	70.0	Az 0 Dip -50	50.0	Az 180 Dip -40	10.0
4	16,902	Az. 90 Dip 0	140.0	Az 0 Dip -50	100.0	Az 180 Dip -40	20.0
			Lead				
1	70	Az. 90 Dip 0	13.75	Az 0 Dip -50	12.5	Az 180 Dip -40	3.0
2	1,612	Az. 90 Dip 0	27.5	Az 0 Dip -50	25.0	Az 180 Dip -40	5.0
3	6,714	Az. 90 Dip 0	55.0	Az 0 Dip -50	50.0	Az 180 Dip -40	10.0
4	17,848	Az. 90 Dip 0	140.0	Az 0 Dip -50	100.0	Az 180 Dip -40	20.0
			Silver				
1	270	Az. 270 Dip -45	20.0	Az 180 Dip -40	3.0	Az 0 Dip -50	15.0
2	1,774	Az. 270 Dip -45	40.0	Az 180 Dip -40	5.0	Az 0 Dip -50	30.0
3	5,749	Az. 270 Dip -45	80.0	Az 180 Dip -40	10.0	Az 0 Dip -50	60.0
4	13,751	Az. 270 Dip -45	180.0	Az 180 Dip -40	20.0	Az 0 Dip -50	140.0
			Gold				
1	108	Az. 90 Dip 0	16.25	Az 0 Dip -50	16.25	Az 180 Dip -40	3.0
2	2,481	Az. 90 Dip 0	32.5	Az 0 Dip -50	32.5	Az 180 Dip -40	5.0
3	7,347	Az. 90 Dip 0	65.0	Az 0 Dip -50	65.0	Az 180 Dip -40	10.0
4	13,210	Az. 90 Dip 0	140.0	Az 0 Dip -50	100.0	Az 180 Dip -40	20.0

Table 19.13: Search parameters for kriging the envelope.

Pass	Number of Blocks Estimated	Direction	Distance (m)	Direction	Distance (m)	Direction	Distance (m)
			Copper				
1	11,843	Az. 90 Dip 0	17.5	Az 0 Dip -50	15.0	Az 180 Dip -40	3.0
2	110,227	Az. 90 Dip 0	35.0	Az 0 Dip -50	30.0	Az 180 Dip -40	5.0
3	228,105	Az. 90 Dip 0	70.0	Az 0 Dip -50	60.0	Az 180 Dip -40	10.0
			Zinc				
1	9,194	Az. 90 Dip 0	17.5	Az 0 Dip -50	12.5	Az 180 Dip -40	3.0
2	97,009	Az. 90 Dip 0	35.0	Az 0 Dip -50	25.0	Az 180 Dip -40	5.0
3	212,599	Az. 90 Dip 0	70.0	Az 0 Dip -50	50.0	Az 180 Dip -40	10.0
			Lead				
1	17,332	Az. 90 Dip 0	20.0	Az 0 Dip -50	17.5	Az 180 Dip -40	3.0
2	131,939	Az. 90 Dip 0	40.0	Az 0 Dip -50	35.0	Az 180 Dip -40	5.0
3	251,579	Az. 90 Dip 0	80.0	Az 0 Dip -50	70.0	Az 180 Dip -40	10.0
			Silver				
1	9,873	Az. 90 Dip 0	18.5	Az 0 Dip -50	12.5	Az 180 Dip -40	3.0
2	100,813	Az. 90 Dip 0	37.0	Az 0 Dip -50	25.0	Az 180 Dip -40	5.0
3	215,874	Az. 90 Dip 0	74.0	Az 0 Dip -50	50.0	Az 180 Dip -40	10.0
			Gold				
1	11,148	Az. 90 Dip 0	17.5	Az 0 Dip -50	15.0	Az 180 Dip -40	3.0
2	107,561	Az. 90 Dip 0	35.0	Az 0 Dip -50	30.0	Az 180 Dip -40	5.0
3	224,427	Az. 90 Dip 0	70.0	Az 0 Dip -50	60.0	Az 180 Dip -40	10.0

19.9 Classification

Introduction

Based on the study herein reported, delineated mineralization of the Mala Noche vein, Cozamin Project is classified as a resource according to the following definition from National Instrument 43-101:

> *"In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as*

those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum."

*"A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."*

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

*"A '**Measured Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

*"An '**Indicated Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

*"An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."*

Results

The geologic continuity of the Mala Noche vein is well established through underground, mapping, sampling and mining. Areas below mining stopes have been well tested with diamond drilling with the vein intercepts logged and sampled. Grade continuity within the vein can be quantified by the semivariogram for each of the five variables. The semivariograms were then used as a basis to classify the resource present within the Mala Noche vein.

Blocks were classified as follows:

- Measured - if both copper and zinc were estimated during pass 1 using a search ellipse with dimensions equal to ¼ the semivariogram range and using a minimum of 2 drill holes.
- Indicated - blocks not classed measured with both copper and zinc estimated in pass 1 or 2 using a search ellipse with dimensions equal to ½ the semivariogram range.
- Inferred - all remaining blocks estimated.

As mentioned in an earlier section, the tonnage for each block within the sulphide mineralization was established as follows:

- Block Volume (10m x 5m x 2m) * Estimated Block SG * (Proportion of block within Sulphide Solid – Proportion of the block in underground development).
- Tonnage, for blocks totally within the envelope, was calculated in a similar manner. Tonnages for blocks containing portions of both sulphide material and envelope were calculated as the weighted average of material from both domains.

The results are presented in grade-tonnage tables in Appendix 4 sorted by a copper cutoff for total blocks including envelope and a second set showing only the sulphide portion of the vein. Due to zonation, a poor copper-zinc correlation and a significant silver contribution neither of these sets of tables is truly representative of the Mala Noche mineralization. As a result a copper equivalent (CuEQ) calculation was done using copper, zinc, lead and silver.

A CuEQ value was calculated for each block as follows using the tabulated metal prices and recoveries:

- Cu price = $1.25/lb Cu, recovery = 94%
- Zn price = $0.50/lb Zn, recovery = 66%
- Pb price = $0.38/lb Pb, recovery = 30%
- Ag price = $6.25/oz Ag, recovery = 75%

While theses metal prices do not reflect reasonable market values they have been kept at the same levels as the October 2005 estimate to allow for a reasonable comparison. For example $/tonne %Cu = $1.25/lb * 2000 lbs/ton * 1.1023 ton/tonne * 1/100% Cu.

Then a $/tonne value was calculated for each variable within each block:

- Cu - $/tonne = Block Cu Grade * $/tonne %Cu * Cu recovery

- Zn - $/tonne = Block Zn Grade * $/tonne %Zn * Zn recovery
- Pb - $/tonne = Block Pb Grade * $/tonne % Pb * Pb recovery
- Ag - $/tonne = Block Ag Grade * $/gm Ag
- CuEQ = (Cu $/tonne + Zn $/tonne + Pb $/tonne + Ag $/tonne) / $/tonne%Cu

The results are presented in Table 19.14 for a $1.50 CuEQ cutoff and compared to the October 2005 estimate.

Table 19.14: Cozamin copper-silver-zinc mine - measured, indicated and inferred resources.

Table 13:
Cozamin Copper-Silver-Zinc Mine - Measured, Indicated and Inferred Resources

TOTALS

	CUT-OFF	SIZE	GRADE						MILLION LBS	MILLION OZS
MEASURED	CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
October 2005	1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60	26.09	1.78
June 2006	1.50	720,000	2.19	1.19	0.67	82.51	0.05	2.89	34.77	1.91
	CUT-OFF	SIZE	GRADE						MILLION LBS	MILLION OZS
INDICATED	CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
October 2005	1.50	2,740,000	1.71	1.38	0.63	70.68	0.06	2.42	103.31	6.23
June 2006	1.50	2,850,000	2.05	1.16	0.60	76.90	0.05	2.71	128.83	7.05
	CUT-OFF	SIZE	GRADE						MILLION LBS	MILLION OZS
MEASURED PLUS INDICATED	CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
October 2005	1.50	3,390,000	1.73	1.36	0.67	73.48	0.06	2.45	129.32	8.01
June 2006	1.50	3,570,000	2.08	1.17	0.61	78.03	0.05	2.75	163.73	8.96
	CUT-OFF	SIZE	GRADE						MILLION LBS	MILLION OZS
INFERRED	CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
October 2005	1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14	139.84	7.79
June 2006	1.50	3,500,000	1.82	1.16	0.35	69.39	0.05	2.43	140.46	7.81

Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for lead and US$8.25/oz for silver.
Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria:
Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

19.10 Conclusions

• Since the October 2005 resource estimate for the Mala Noche vein, Cozamin Project, an additional 159 channel samples and 46 underground drill holes have been added to the database. The measured specific gravity determinations have been increased from 919 to 2,990, providing a much better data base to interpolate specific gravity into blocks. The additional data and underground exposure has also led to an improved geologic interpretation of the mineralization, with solid models for both sulphide mineralization and envelope stockwork mineralization providing better constraint on grades. The tonnage in measured increased 9%, which seems low considering all the additional data added since the October study. The 159 additional channel samples were added to an area already classed as measured as were most of the underground drill holes.

• The new drill holes have infilled areas moving blocks into a higher category and

extended the drill information to depth allowing for a larger volume of vein material to be estimated (Figure 19.19). On the other hand the new geologic interpretation has tightened up the constraints on the sulphide portion of the vein reducing the volume of higher grade material. This adjustment has cut out lower grade-lower sulphide portions of the vein, increasing the average grades overall for copper and silver. The addition of more drill holes in the lower parts of the deposit, which contain lower grades of zinc, lead and gold, has slightly reduced the average grades for these metals.

• As a result, the June 2006 resource estimate for the Mala Noche vein has resulted in an increase in pounds of copper and ounces of silver by 26.6 and 11.9% respectively within the combined measured and indicated resource categories (Table 19.15).


COZAMIN MALA NOCHE VEIN 2005 DATA
BLOCKS CLASSED MEASURED OCTOBER 2005


BLOCKS CLASSED MEASURED JUNE 2006

Figure 19.9: Isometric plots showing the measured resource from the 2005 estimate on top and the 2006 estimate below.

Table 19.15: Increases (black) and decreases (red) of 2006 results compared to the 2005 resource estimate at a 1.5% CuEq cutoff.

Class	Tonnes	Cu	Zn	Ag	Pb	Lbs of Cu	Oz of Ag
Measured	10.8%	20.3%	-7.8%	-23.0%	-3.2%	33.3%	7.3%
Indicated	4.0%	19.9%	-15.9%	-4.8%	8.8%	24.7%	13.2%
Measured Plus Indicated	5.3%	20.2%	-14.0%	-9.0%	6.2%	26.6%	11.9%
Inferred	-16.7%	20.5%	-20.5%	29.6%	20.3%	0.4%	0.3%

20 OTHER RELEVANT DATA AND INFORMATION

20.1 Environmental Considerations

This summary of the environmental impact and permitting requirements is based on the work undertaken for Capstone under the supervision of Nimbus Management Ltd., J. L. Hardy, P.Geo., Principal.

The Cozamin Project site lies within a regionally mineralized area that has seen extensive historic mining over more than 475 years. Host rocks surrounding the mineralized bodies are anomalous in base and precious metals, providing a halo of elevated metals values that extend a considerable distance beyond known workings. Numerous old mine workings, excavations and dumps, as well as some historic tailings are present, both on, and adjacent to, the Cozamin project site; some lie on mining lands held by Capstone and others are held by third parties. Environmental impacts within the project site resulting from historic activities are evident, as well as there are obvious impacts from present day (though sometimes intermittent) operations of surrounding mines by third parties. The impacts have been discussed, though not necessarily completely documented, in historic reports.

Prior to Capstone's option of the Cozamin Project, several environmental studies were completed by previous owners. The San Roberto Mine had been permitted to operate at 750 tpd. These permits remain in place, following Capstone's option to purchase. However, no formal impact assessment of the previous operations of the San Roberto Mine had been submitted to SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales), the Mexican federal regulatory agency in charge of environmental permitting.

Following appropriate discussions and a letter notification to Mexican environmental regulator, SEMARNAT, Capstone's 2004 and 2005 programs of surface and underground exploration were authorized to proceed. An explosives permit required from the Secretaria de la Defensa Nacional (SEDENA) was also obtained. Reclamation required as part of these programs has been completed and inspected by PROFEPA (Procuraduria Federal de Proteccion al Ambiente en el Estado de Zacatecas), the enforcement agency for SEMARNAT.

Successful permitting and regulatory approvals for the expanded operation required submission of the results of three separate investigations:

- an environmental impact assessment, known in Mexico as a Manifestacion de Impacto Ambiental (MIA);
- a detailed study of new ground needed for use as part of an expanded mining operation, known as the Estudio Justificativo de Cambio de Uso de Suelos (ETJ); and,
- a risk assessment to include all aspects of the expanded operation, known as an Estudio de Riesgo (ER).

In February 2005, Capstone commissioned Clifton Associates Ltd. of Guadalajara, Jalisco, a firm certified to conduct environmental base line surveys and risk assessments in Mexico to complete the necessary environmental assessment of the proposed expansion and develop the documentation to support submission of the MIA, ETJ and ER for the expanded San Roberto Mine. This work was carried out under the supervision of Nimbus Management Ltd.

Studies required to support the MIA included detailed analysis of the following: soil, water quality, vegetation, wildlife, hydrology, hydrogeology, cultural resources and socio-economic impacts. These investigations identified acid rock drainage and metal leaching as potential concerns manageable with appropriate mitigation measures. Static acid-base accounting showed that flotation tailings and some types of waste rock have the potential to generate acid drainage. However, the country rocks surrounding the deposit have significant neutralizing capacity and show relatively low permeability. In addition, construction activities programmed as part of the expansion have significantly reduced identified sources of acid drainage associated with the historic tailings impoundment. Further, during operation newly generated waste rock will be used as underground back fill, so mining will not generate new surface waste dumps, and will reduce significantly the volume of existing dumps. Additional mitigation measures involve both engineering design and operational approaches. Planning for closure design may include covering and encapsulation of the tailings impoundment if monitoring indicates this is required. Other issues of environmental concern relate to potential impacts comparable to those in underground mines of similar size with flotation tailings impoundments. These will include: dust, tailings handling/management, storm water diversion, combustibles and reagent management/handling, waste management and disposal and noise. Planned "best practices" operational management along with sequential progressive reclamation and closure planning will reduce new sources of contamination. Post-closure monitoring and follow-up will require more detailed planning after start-up of the new operation. However, they are not anticipated to involve measures significantly different than would be expected for an underground mining operation of this size and type.

The MIA was accepted by SEMARNAT in on August 29th, 2005. The government's statement of acceptance, known as a "Dictamen", includes detailed terms and conditions of compliance, as well as an obligation to file reports every six months describing progress in fulfilling the terms and conditions. The MIA Dictamen document provided authorization for Capstone to begin construction activities within the existing project footprint subject to the terms and conditions outlined; these represent normal environmental and regulatory requirements as described in the MIA, and all costs are included in the operating costs summary. Development of the required mitigation plans, closure strategy and operational procedures is ongoing, and has been used as the basis for worker training on start-up of the new operation. The MIA authorization is valid for a period of ten years from the date of issue, and was conditional on acceptance of the ETJ and the ER. The ETJ for phases 1 and 2 of the tailings dam was accepted on the 14th of February 2006. The ER which was submitted on the 14th of December 2005, was accepted on the 29th of August 2006.

During project operations, as Capstone fulfills the terms and conditions of the three Dictamens, detailed reports (including mitigation and closure plans) will be filed with SEMARNAT. Following a final inspection by PROFEPA, Capstone applied to SEMARNAT for its operating permit on the 18th of May 2006. This is known in Mexico as a Licencia Unica Ambiental (LAU). While unforeseen delays are always possible, Capstone has supplied all additional information requested. Project details and schedules have been fully and completely discussed with SEMARNAT. No delays or difficulties are expected in obtaining the operating permit. Under the LAU, companies are permitted to consolidate environmental reporting data on a single form to be submitted annually know as a COA (Cedula de Operacion Anual).

An environmental management and monitoring program is currently underway and will be ongoing. Data collected will be used to define an operational environmental management and monitoring program, which will include appropriate environmental management and mitigation plans. This will be reviewed and revised as necessary, on at least an annual basis, with results reported as required to Mexican regulators. Though some assessment and management planning remain to be completed, work to date indicates that environmental impacts are manageable. It is expected that management solutions can be developed within the project schedule and time frames.

21 INTERPRETATION AND CONCLUSIONS

Economic copper-silver-zinc-lead mineralization at Cozamin is interpreted to have been emplaced by a telescoped, intrusive related, hydrothermal system. Early epithermal zinc-silver-lead mineralization was deposited in veins that occupied a system of anastamozing faults. Subsequent copper-silver dominant mineralization was deposited at higher temperatures in the same vein system.

The principal vein at Cozamin, the Mala Noche, has a known strike length of approximately 5.5 km. The mineralization hosted by the Mala Noche vein in the San Roberto Mine has a known depth extent of 550m from surface. This mineralization is open and is possibly associated with significant skarn or stockwork mineralization at depth.

Drilling to date, 17,967.71m from surface and 17,736.31m from underground, has resulted in the definition of sufficient resources at Cozamin to justify production at 2,000 tpd for 10 years.

The mine and plant at Cozamin have been successfully rehabilitated, upgraded and placed into production at 1,000 tpd. Various scenarios for increasing production at Cozamin are currently under review.

22 RECOMMENDATIONS

It is recommended that a Phase IV surface exploration program be undertaken. This program will consist of approximately 5,000m to 6,000m of HQ and NQ –diameter core drilling in 5 holes. These drill holes will evaluate the down dip potential of the vein mineralization at Cozamin. In addition, this drilling will explore for possible skarn and stockwork mineralization at depth.

It is also recommended that a Phase V underground definition drilling program be undertaken. This program is planned at about 20,000m of NQ-diameter core drilling. Approximately 66% of this drilling will target areas in the western sector of the deposit where prior surface drilling successfully intersected ore grade mineralization. The remainder of this underground drilling is intended to upgrade areas with existing indicated and inferred resources.

Data from both the surface and underground drill programs will be used in planning for the long term development of the mine.

23 REFERENCES AND SOURCES OF INFORMATION

Bentzen, A. and A.J. Sinclair (1993). "P-RES – a computer program to aid in the investigation of polymetallic ore reserves", Tech. Rept. MT-9 Mineral Deposit Research Unit, Dept of Geological Sciences U.B.C. 55 pp.

Cardenas Vargas, J., Carrasco Centeno, M., Sanenz Reyes, R., and Macedo Palencia, R., 1993. Monografia Geologico-Minero del Estado de Durango. For Consejo de Recursos Minerales, Publication M-10e.

Cardenas Vargas, J., Paraga Perez, J. de J., Merida Montiel, R., Macedo Palencia, R., and Rodriguez Salinas, J. de J., 1992. Geological-Mining Monograph of the State of Zacatecas for Consejo de Recursos Minerales, Publication M-2e.

Christopher, P.A., 2003. Technical Report on Proposed Exploration Ventanas Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corporation, dated May 9, 2003.

Christopher, P.A., 2003. Technical Report on Proposed Exploration Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corporation, dated November 25, 2003.

Christopher, P.A., 2004. Technical Report on Phase 1 & 2 Exploration Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corporation, dated December 14, 2004 (Revised and Corrected).

Christopher, P.A and Giroux, G., 2005. Technical Report on Initial Resource Estimates (and Exploration Update) Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corporation, dated October 31, 2005.

Enriquez, E. 2003. Cozamin Project. Executive Summary prepared for Capstone.

Hawthorn, G., 2004. Review of Cozamin mine processing plant Zacatecas, Zacatecas State, Mexico. Prepared by Westcoast Mineral Testing Inc. for Capstone Gold Corporation, dated March 22, 2004.

Johnson, B., Montante, A., Kearvell, G., Janzen, J., and Scammell, R., 1999. Geology and Exploration of San Nicolas Polymetallic (Zn-Cu-Au-Ag) Volcanogenic Massive Sulphide Deposit. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Moore, R., 1999. Geology and Development of the La Colorada Ag-Pb-Zn Deposit, Zacatecas State, Mexico. In VMS and Carbonate-Hosted Polymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Ponce S., B.F., and Clark, K.F., 1988. The Zacatecas Mining District: A Tertiary Caldera Complex, Associated with Precious and Base Metal Mineralization. Econ. Geol. V. 83, No. 8, pp. 1668-1682.

Rodger, R., 2006. Feasibility Report on the Cozamin Project. Prepared for Capstone Mining Corporation, dated February 17, 2006.

SGS Lakefield Research Limited. An Investigation into Metallurgical Testing of Cozamin Ores. Prepared for Capstone Gold Corporation, dated March 10, 2005.

Sinclair, A.J., 1974. "Applications of probability graphs in mineral exploration", Spec. v. Association of Exploration Geochemists, 95 pages

Smalwood, R. and Enriquez, E., 2003. San Dimas District, Durango, Mexico. Abstract for presentation at Cordilleran Roundup, pp.17-19.

Smee, B.W., 2004. Results of an Audit of Reno and Elko Laboratories Nevada, USA. Prepared by Smee and Associates Consulting Ltd., Audit jointly funded by Capstone Gold Corporation and other Canadian listed companies, dated September 2004.

Stone, J.G., 1956. Geology and Ore Deposits of the Cantera Mine, Zacatecas, Mexico. Econ. Geol., Vol. 51, No 1, pp. 80-95.

Tan, G. 2005. Flotation tests on two sulphide composites from the Cozamin Project, San Roberto Mine. Prepared by Process Research Associates Ltd. for Capstone Gold

Corporation.

24 SIGNATURE, STAMP AND DATE

Signed and stamped at Vancouver, B.C., on the 31st day of October, 2006.

PROFESSIONAL PROVINCE OF G. H. GIROUX BRITISH COLUMBIA ENGINEER

Gary H. Giroux, P.Eng., MASc.

PROFESSIONAL PROVINCE OF M. S. STONE #30601 BRITISH COLUMBIA GEOSCIENTIST

Michelle S. Stone, P.Geo., Ph.D.

LICENSED PROFESSIONAL GEOLOGIST No. 5557072 WILLIAM HUGH WILLSON STATE OF UTAH

Hugh Willson, P.Geo.

25 CERTIFICATES

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #513 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3) I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4) I have practiced my profession continuously since 1970.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6) This report is based on a study of the data and literature available on the Mala Noche Vein, Cozamin Project. I am responsible for the resource estimations completed in Vancouver during 2006. I have visited the property on April 18, 2006.

7) I have previously complete a resource estimation and coauthored a Technical Report on this property dated Oct. 2005.

8) I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.

9) I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their websites accessible by the public.

Dated this 31st day of October, 2006

G. H. Giroux, P.Eng., MASc.

PROFESSIONAL ENGINEER
PROVINCE OF BRITISH COLUMBIA
G. H. GIROUX

I, Michelle S. Stone, of 1988 Rivergrove Place, North Vancouver, British Columbia, do hereby certify that:

1. I am a Senior Geologist with Capstone Mining Corp. 401- 750 West Pender Street, Vancouver, British Columbia.
2. I hold a B.Sc. (1994) from McMaster Universtity (Ontario), a M.S. (1996) from the University of Alabama (Alabama), and a Ph.D. (2005) from the University of Western Australia (Australia).
3. I am a Professional Geoscientist and a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 2006 (registered #30601).
4. I completed 5 site visits to Cozamin between January and October 2006.
5. I have practiced my profession continuously since 1994.
6. I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of a Qualified Person (not independent) as defined in National Policy 43-101.
7. This report is based on a study of the data and literature available on the Mala Noche vein, Cozamin Project and six (6) site visits.
8. I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.
9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their websites accessible by the public.

Dated at Vancouver, British Columbia, the 31st day of October 2006.

PROFESSIONAL PROVINCE OF M. S. STONE #30601 BRITISH COLUMBIA GEOSCIENTIST

Michelle Stone

Michelle S. Stone, P.Geo., Ph.D.

I, William Hugh Willson, of 301 – 2664 Birch Street, Vancouver, British Columbia, do hereby certify that:

1. I am Vice President of Exploration with Capstone Mining Corp. 401- 750 West Pender Street, Vancouver, British Columbia.
2. I hold a B.Sc. (1974) from the University of Toronto (Ontario) and a M.Sc. (1979) from the University of Toronto (Ontario).
3. I am a Professional Geologist registered in the State Of Utah (License Number 5557072-2250).
4. I have supervised exploration on the Cozamin Project from March 1, 2004 to the present and have made more than 30 visits to the property during this time period.
5. I have practiced my profession continuously since 1976.
6. I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of a Qualified Person (not independent) as defined in National Policy 43-101.
7. This report is based on a study of the data and literature available on the Mala Noche vein, Cozamin Project and continuous supervision of the exploration on the project since March 1, 2004.
8. I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.
9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their websites accessible by the public.

Dated at Vancouver, British Columbia, the 31st day of October 2006.

William Hugh Willson, P. Geo., M.Sc.

Licensed Professional Geologist
No. 5557072
WILLIAM
HUGH
WILLSON
State of Utah

VOLUME I

APPENDIX FOR:

TEHCNICAL REPORT ON THE COZAMIN PROJECT, ZACATECAS STATE, MEXICO

BY:

MICHELLE S. STONE P.Geo., Ph.D.,

HUGH WILLSON P.Geo., M.Sc.

AND

GARY H. GIROUX, P.Eng., MASc.

Dated October 31st, 2006

APPENDIX 1
QA/QC ANALYSIS

SHOWING

BLANKS FOR SILVER, LEAD, ZINC AND GOLD

STANDARDS FOR
LOW GRADE STANDARD 4759
MEDIUM GRADE STANDARD 4757
HIGH GRADE STANDARD 4787

PREPARATION AND ANALYTICAL CHECKS AT SGS


Ag in Underground Drillhole Blanks
3
2.5
2
1.5
1
0.5
0
Ag (g/t
1
21
41
61
81
Sample Number


Pb in Underground Drillhole Blanks
300
250
200
150
100
50
0
Pb (ppm
1
21
41
61
81
Sample Number


Zn in Underground Drillhole Blanks
4000
3500
3000
2500
2000
1500
1000
500
0
Zn (ppm
1
21
41
61
81
Sample Number


Zn in Underground Drillhole Blanks
4000
3500
3000
2500
2000
1500
1000
500
0
Zn (ppm
1
21
41
61
81
Sample Number

SILVER IN STANDARDS
(STANDARDS 4757, 4749 AND 4787 FROM LEFT TO RIGHT)


Ag in Standards
250
200
150
100
50
0
Ag(g/t
Standard


Pb in Standards
2000
1500
1000
500
0
Pb (ppm
Standard


Zn in Standards
35000
30000
25000
20000
15000
10000
5000
0
Zn (ppm
Standard


Au in Standards
250
200
150
100
50
0
Au (g/t
Standard

PULP PREPARATION DUPLICATES

R^2=0.9782


Cu in Pulp Duplicates
Duplicate Cu (pp
1000000
100000
10000
1000
100
10
1
1
10
100
1000
10000
100000
1000000
Cu (ppm)

R^2=0.9999


Ag in Pulp Duplicates
Duplicate Ag (g
1000
100
10
1
1
10
100
1000
Ag (g/t)

R^2=0.9902


Pb in Pulp Duplicates
Duplicate Pb (pp
1000000
100000
10000
1000
100
10
10
100
1000
10000
100000
1000000
Pb (ppm)

R^2=0.9885


Zn in Pulp Duplicates
1000000
100000
10000
1000
100
10
Duplicate Zn (pp
10
100
1000
10000
100000
1000000
Zn (ppm)

R^2=0.9199


Au in Pulp Duplicates
1000
100
10
1
Duplicate Au (pt
1
10
100
1000
Au (ppb)

ANALYTICAL LAB PULP CHECKS


R²=0.9988
Cu in SGS Duplicates
Duplicate Au (pr
1000000
100000
10000
1000
100
10
1
1
10
100
1000
10000
100000
1000000
Cu (%)


R²=0.9821
Ag in SGS Duplicates
Duplicate Au (pr
1000
100
10
1
1
10
100
1000
Ag (g/t)


R²=0.9999
Pb in SGS Duplicates
Duplicate Au (pr
1000000
100000
10000
1000
100
10
1
1
10
100
1000
10000
100000
1000000
Pb (%)

R^2=0.9992


Zn in SGS Duplicates
Duplicate Au (p
100000
10000
1000
100
10
1
1
10
100
1000
10000
100000
Zn (%)

R^2=0.9919

Au in SGS Duplicates


Duplicate Au (p
1000
100
10
1
1
10
Au (ppb)
100
1000

APPENDIX 2
LISTING OF VEIN INTERSECTIONS

Channel	From	To
L01A	0	2.8
L01ER	0	2.6
L02	0.44	1.1
L02A	0.51	3.1
L02ER	0	2.5
L03	0	1.1
L03A	0.37	3.5
L03ER	0	3.2
L04	0	2.5
L04A	0	5.1
L04ER	0	2.4
L05	0	2.0
L05A	0	4.0
L05ER	0	3.1
L06	0	3.1
L06A	0	3.2
L06ER	0	9.0
L07	0	3.2
L07A	0	2.9
L07ER	0	6.9
L08	0	3.4
L08A	0	2.5
L08ER	0	4.0
L09	0	3.2
L09A	0	3.1
L09ER	0	3.6
L10	0	3.2
L10A	0	5.0
L10ER	0	5.2
L11	0	4.2
L11A	0	5.9
L11ER	0	4.8
L12	0	2.4
L12A	0	7.4
L12ER	0	4.1
L13	0	2.0
L13A	0	15.5
L13ER	0	2.7
L14	0	4.1
L14A	0	5.7
L14ER	0	3.0
L15	0	4.3
L15A	0	4.6
L15ER	0	4.3
L16	0	5.1
L16A	0	3.4
L16ER	0	2.9
L17	0.05	6.1
L17A	0	3.2

L17ER	0	4.2
L18	0	5.3
L18A	0	2.9
L18ER	0	5.6
L19	0	2.8
L19A	0	4.4
L19ER	0	6.5
L20	0	2.8
L20A	0	3.5
L20ER	0	5.8
L21	0	2.4
L21A	0	10.17
L21ER	0	4.7
L22	0	2.7
L22A	0	3.1
L22ER	0	5.1
L23	0	2.4
L23A	0	3.1
L23ER	0	4.6
L24	0	3.5
L24A	0	3.1
L24ER	0	5.3
L25	0	3.1
L25A	0	3.2
L25ER	0	4.1
L26	0	2.9
L26A	0	3.7
L26ER	0	5.5
L27	0	4.9
L27A	0	3.8
L27ER	0	4.6
L28	0	5.3
L28A	0	4.1
L28ER	0	4.0
L29	0	5.01
L29A	2.37	11.12
L29ER	0	3.2
L30	0	4.67
L30A	0	3.5
L30ER	0	5.0
L31	0	4.4
L31A	0	8.5
L31ER	0	3.6
L32	0	2.77
L32A	0	3.2
L32ER	0	3.7
L33	0	2.6
L33A	0	3.7
L33ER	0	11.1
L34	0	4.6
L34A	0	3.1
L34ER	0	4.6
L35	0	3.9

L35A	0	3.9
L35ER	0	11.5
L36	0	4.3
L36A	0.12	7.6
L36ER	0	3.9
L37	0	1.0
L37ER	0	3.7
L38	0	2.1
L38A	0	3.4
L38ER	0	3.4
L39	0	4.0
L39A	1.52	4.6
L39ER	0	4.1
L40	0	3.5
L40A	2.23	4.2
L40ER	0	4.2
L41	0	4.1
L41A	2.76	4.4
L41ER	0	4.1
L42	0	4.9
L42A	0	3.3
L42ER	0	3.8
L43	0	3.9
L43A	0	3.1
L43ER	0	3.8
L44	0	3.4
L44A	0	3.6
L44ER	0	2.7
L45	0	5.1
L45A	0	3.7
L45ER	0	3.5
L46	0	3.6
L46A	0	4.0
L46ER	0	3.5
L47	0	3.1
L47A	0	4.1
L47ER	0	3.0
L48	0	5.4
L48A	0	5.2
L48ER	0	4.1
L49	0	3.1
L49A1	0	4.4
L49A2	0	0.8
L49A3	0	1.8
L49A4	0	2.9
L49A5	0	1.4
L49A6	0	3.1
L49A7	0	0.9
L49ER	0	2.6
L50	0	2.9
L50A	0	9.1
L50ER	0	3.4
L51	0	2.1

L51A	0	3.5
L51ER	0	3.5
L52	0	1.6
L52A	0	2.9
L52ER	0	3.7
L53	0	1.4
L53ER	0	2.8
L54ER	0	4.1
L55ER	0	4.4
L56ER	0	4.1
L57ER	0	3.2
L58ER	0	3.3
L59ER	0	3.1
L60ER	0	3.0
L61ER	0	2.9
L62ER	0	3.1
L63ER	0	3.1
L64ER	0	3.2
L65ER	0	3.2
L66ER	0	3.9
L67ER	0	3.7
L68ER	0	3.1
L69ER	0	3.6
L70ER	0	2.7
L71ER	0	3.7
L72ER	0	3.4
L73ER	0	2.9
L74ER	0	2.9
L75ER	0	2.9
L76ER	0	3.1
L77ER	0	3.9
L78ER	0	3.3

Surface	Drill	Hole
S1	287.83	296.12
S10	474.13	500.02
S11	365.27	374.48
S12	291.62	300.47
S13	296.76	333.75
S14	247.36	266.93
S15	292.22	306.73
S16	306.59	329.13
S17	335.61	355.19
S18	330.61	361.38
S19	190.00	203.14
S2	306.74	315.07
S20	312.20	337.1
S21	463.27	472.13
S22	444.33	452.24
S23	134.95	154.42
S24	410.06	425.48
S25	367.05	390.85
S26	645.96	667.32

S27	583.21	594.15
S28	628.16	646.48
S29	507.62	514.72
S3	320.60	342.31
S30	591.92	601.77
S31	453.57	463.94
S32	200.57	209.93
S33	664.71	668.38
S34	567.61	576.38
S35	471.56	485.53
S4	344.05	355.03
S5	348.82	355.86
S6	408.95	428.15
S7	374.67	420.93
S8	330.80	336.58
S9	300.58	310.52

Underground	Hole	From
U01	63.79	72.73
U02	40.69	51.45
U03	51.28	66.67
U04	60.60	73.15
U05	41.20	58.30
U06	47.28	59.53
U07	32.02	50.84
U08	40.25	64.61
U09	43.91	61.79
U10	48.86	69.71
U100	231.49	246.58
U101	225.34	254.96
U102	269.50	280.00
U103	175.00	205.10
U104	191.79	203.11
U106	295.15	318.15
U107	122.42	135.79
U108	156.35	161.65
U109	315.99	359.90
U11	49.35	67.06
U110	125.00	134.22
U111	122.00	146.70
U112	291.50	323.50
U12	57.16	71.92
U13	51.73	59.75
U14	54.38	67.06
U15	34.91	53.48
U16	43.93	60.66
U17	39.66	62.09
U18	45.67	55.78
U19	36.29	62.1
U20	36.77	76.00
U21	52.23	76.20
U22	55.74	77.82
U23	40.32	58.97

U24	51.18	62.77
U25	54.54	69.15
U26	51.01	54.98
U27	42.36	49.40
U28	54.27	63.68
U29	57.63	62.97
U30	61.28	72.64
U31	52.40	65.39
U32	81.10	113.51
U33	65.60	72.39
U34	103.82	132.81
U35	141.77	170.12
U36	116.14	130.77
U37	159.54	172.44
U38	130.33	146.67
U39	153.98	185.35
U40	142.43	152.83
U41	94.28	116.95
U42	119.50	132.75
U43	127.57	149.19
U44	102.86	124.05
U45	107.74	130.78
U46	111.98	120.94
U47	97.75	115.30
U48	126.18	157.05
U49	94.00	105.06
U50	108.46	128.07
U51	92.66	112.45
U52	115.33	131.02
U53	151.23	180.37
U54	145.35	185.17
U55	76.00	81.00
U56	53.34	61.50
U57	103.89	114.28
U58	67.59	86.52
U59	58.18	64.82
U60	75.04	86.87
U61	134.63	191.76
U62	119.79	159.14
U63	100.77	114.87
U64	121.90	136.55
U66	154.30	185.17
U67	123.92	145.73
U68	120.14	136.39
U69	174.84	181.91
U70	94.57	120.96
U71	170.50	180.47
U72	165.38	175.49
U73	98.16	125.41
U74	49.50	55.49
U75	149.77	166.22
U76	68.50	92.49
U77	250.87	257.98

U78	91.57	107.13
U79	160.00	166.00
U80	194.85	215.09
U81	111.95	135.00
U82	186.45	198.71
U83	154.51	187.86
U84	145.78	162.26
U85	175.92	185.90
U86	174.56	190.94
U87	159.00	169.04
U88	174.41	193.71
U89	134.19	151.16
U90	47.47	60.62
U91	131.61	170.13
U92	47.36	70.24
U93	62.78	92.16
U94	259.02	306.80
U95	250.42	265.60
U96	141.37	157.14
U97	232.53	248.27
U98	205.52	274.89
U99	204.50	218.50

APPENDIX 3

SPECIFIC GRAVITY DETERMINATIONS

APPENDIX 4
SEMIVARIOGRAM PLOTS

PROBABILITY PLOTS WITHIN THE ENVELOPE DOMAIN


Partition
1.00
0.00
-1.00
-2.00
AUGPT * 10**0
logged
N = 4567(4567,4567)
Max = 1.34
Mean = -1.84
Min = -2.32
StDv = 0.625
06/06/06
15:45:54
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
GOLD WITHIN VEIN ENVELOPE


Partition
1.00
0.00
-1.00
-2.00
-3.00
CUPC * 10**0
logged
N = 4921(4921,4921)
Max = 1.10
Mean = -1.36
Min = -3.00
StDv = 0.979
06/06/06
15:51:13
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
SAMPLES IN VEIN ENVELOPE


Partition
1.00
0.00
-1.00
-2.00
-3.00
logged
N = 4921(4921,4921)
Max = 1.41
Mean = -0.838
Min = -3.00
StDv = 0.902
06/06/06
15:56:41
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
SAMPLES IN VEIN ENVELOPE


Partition
1.00
0.00
-1.00
-2.00
-3.00
logged
N = 4921(4921,4921)
Max = 1.78
Mean = -1.81
Min = -3.00
StDv = 0.876
06/06/06
16:00:20
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
SAMPLES IN VEIN ENVELOPE


Partition
3.00
2.00
1.00
0.00
-1.00
AGGPT * 10**0
logged
N = 4921(4921,4921)
Max = 3.48
Mean = 0.616
Min = -1.00
StDv = 0.762
06/06/06
16:08:41
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %
SAMPLES IN VEIN ENVELOPE


C0 = .200
C1 = .360
C2 = .250
A1 = 35.0
A2 = 60.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
EAST ZONE CU - AZ 295 DIP -45


C0 = .200
C1 = .360
C2 = .250
A1 = 11.0
A2 = 90.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
EAST ZONE CU - AZ 25 DIP -60


C0 = .200
C1 = .250
C2 = .290
A1 = 45.0
A2 = 90.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
CENTRAL ZONE CU - AZ 270 DIP -45


C0 = .200
C1 = .250
C2 = .290
A1 = 30.0
A2 = 70.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

CENTRAL ZONE CU - AZ 0 DIP -50


C0 = .050
C1 = .300
C2 = .550
A1 = 10.0
A2 = 70.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
ENVELOPE CU - AZ 90 DIP 0


C0 = .050
C1 = .300
C2 = .550
A1 = 20.0
A2 = 60.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
ENVELOPE CU - AZ 0 DIP -50


C0 = .250
C1 = .150
C2 = .300
A1 = 10.0
A2 = 50.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
EAST ZONE AG - AZ 295 DIP -45


C0 = .250
C1 = .150
C2 = .300
A1 = 25.0
A2 = 50.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
EAST ZONE AG - AZ 25 DIP -60


C0 = .160
C1 = .160
C2 = .260
A1 = 50.0
A2 = 80.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
CENTRAL ZONE AG - AZ 270 DIP -45


C0 = .160
C1 = .160
C2 = .260
A1 = 45.0
A2 = 60.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
CENTRAL ZONE AG - AZ 0 DIP -50


C0 = .050
C1 = .350
C2 = .650
A1 = 20.0
A2 = 74.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
ENVELOPE AG - AZ 90 DIP 0


C0 = .050
C1 = .350
C2 = .650
A1 = 20.0
A2 = 50.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
ENVELOPE AG - AZ 0 DIP -50

APPENDIX 5
GRADE-TONNAGE TABLES

TABLES BASED ON CU CUTOFF JUNE 26 2006 RESOURCE
Sulphide Zone

Mala Noche vein - Cozamin Project - Measured Resource Within Mineralized Zone

Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff					Million lbs	Million ozs
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	Cu	Ag
0.20	790,000	1.99	1.08	0.56	71.38	0.06	34.66	1.81
0.25	780,000	2.01	1.08	0.56	72.06	0.06	34.57	1.81
0.30	760,000	2.04	1.08	0.56	72.96	0.06	34.19	1.78
0.35	750,000	2.07	1.08	0.56	73.95	0.06	34.23	1.78
0.40	730,000	2.11	1.08	0.56	74.96	0.06	33.96	1.76
0.45	710,000	2.16	1.07	0.56	76.29	0.06	33.82	1.74
0.50	700,000	2.20	1.06	0.55	77.38	0.06	33.96	1.74
0.55	670,000	2.25	1.05	0.53	78.81	0.06	33.24	1.70
0.60	660,000	2.30	1.05	0.52	80.10	0.06	33.47	1.70
0.65	630,000	2.36	1.05	0.50	81.53	0.06	32.78	1.65
0.70	620,000	2.40	1.05	0.49	82.59	0.06	32.81	1.65
0.75	610,000	2.44	1.05	0.48	83.37	0.05	32.82	1.64
0.80	600,000	2.45	1.05	0.48	83.82	0.05	32.41	1.62
0.85	590,000	2.48	1.05	0.48	84.51	0.05	32.26	1.60
0.90	580,000	2.52	1.06	0.48	85.18	0.05	32.23	1.59
0.95	560,000	2.55	1.06	0.47	85.92	0.05	31.49	1.55
1.00	550,000	2.58	1.07	0.48	86.56	0.05	31.29	1.53
1.05	540,000	2.61	1.08	0.48	87.07	0.05	31.08	1.51
1.10	530,000	2.64	1.08	0.47	87.45	0.05	30.85	1.49
1.15	520,000	2.67	1.08	0.47	87.90	0.05	30.61	1.47
1.20	510,000	2.71	1.08	0.47	88.41	0.05	30.48	1.45
1.25	500,000	2.74	1.08	0.47	88.83	0.05	30.21	1.43
1.30	480,000	2.79	1.08	0.46	89.12	0.05	29.53	1.38
1.35	470,000	2.83	1.08	0.45	89.43	0.05	29.33	1.35
1.40	460,000	2.86	1.08	0.43	89.54	0.05	29.01	1.32

Mala Noche vein - Cozamin Project - Indicated Resource Within Mineralized Zone

Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff					Million lbs	Million ozs
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	Cu	Ag
0.20	2,730,000	2.11	1.17	0.51	76.15	0.06	127.01	6.68
0.25	2,690,000	2.14	1.16	0.52	76.96	0.06	126.93	6.66
0.30	2,660,000	2.16	1.16	0.52	77.74	0.06	126.69	6.65
0.35	2,620,000	2.19	1.15	0.52	78.42	0.06	126.52	6.61
0.40	2,580,000	2.21	1.14	0.52	79.21	0.06	125.72	6.57
0.45	2,540,000	2.25	1.14	0.52	80.03	0.06	126.02	6.54
0.50	2,480,000	2.29	1.14	0.51	81.18	0.06	125.23	6.47
0.55	2,450,000	2.31	1.13	0.51	81.73	0.06	124.79	6.44
0.60	2,420,000	2.33	1.13	0.50	82.21	0.05	124.33	6.40
0.65	2,400,000	2.35	1.13	0.50	82.57	0.05	124.36	6.37
0.70	2,370,000	2.36	1.13	0.49	83.01	0.05	123.33	6.33

0.75	2,350,000	2.38	1.13	0.49	83.34	0.05	123.33	6.30
0.80	2,330,000	2.40	1.13	0.49	83.73	0.05	123.30	6.27
0.85	2,300,000	2.41	1.14	0.48	84.07	0.05	122.22	6.22
0.90	2,270,000	2.43	1.14	0.48	84.46	0.05	121.63	6.16
0.95	2,240,000	2.46	1.14	0.47	84.85	0.05	121.50	6.11
1.00	2,210,000	2.48	1.14	0.47	85.13	0.05	120.85	6.05
1.05	2,180,000	2.50	1.14	0.46	85.38	0.05	120.17	5.98
1.10	2,140,000	2.52	1.13	0.46	85.61	0.05	118.91	5.89
1.15	2,100,000	2.55	1.13	0.45	85.85	0.05	118.08	5.80
1.20	2,060,000	2.58	1.13	0.45	86.14	0.05	117.19	5.71
1.25	2,010,000	2.61	1.12	0.44	86.52	0.05	115.68	5.59
1.30	1,960,000	2.64	1.12	0.43	86.91	0.05	114.10	5.48
1.35	1,920,000	2.67	1.12	0.42	87.12	0.05	113.04	5.38
1.40	1,880,000	2.70	1.12	0.41	87.32	0.05	111.93	5.28

Mala Noche vein - Cozamin Project - Inferred Resource Within Mineralized Zone

Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff					Million lbs	Million ozs
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	Cu	Ag
0.20	3,940,000	1.86	1.33	0.31	70.17	0.07	161.59	8.89
0.25	3,860,000	1.89	1.33	0.30	71.10	0.07	160.86	8.82
0.30	3,800,000	1.91	1.33	0.30	71.90	0.06	160.04	8.78
0.35	3,720,000	1.95	1.32	0.30	72.93	0.06	159.95	8.72
0.40	3,640,000	1.98	1.32	0.30	73.84	0.06	158.92	8.64
0.45	3,590,000	2.00	1.31	0.30	74.42	0.06	158.32	8.59
0.50	3,520,000	2.04	1.30	0.29	75.28	0.06	158.34	8.52
0.55	3,460,000	2.06	1.30	0.29	75.93	0.06	157.16	8.45
0.60	3,400,000	2.09	1.30	0.29	76.36	0.06	156.69	8.35
0.65	3,370,000	2.10	1.30	0.29	76.70	0.06	156.05	8.31
0.70	3,340,000	2.11	1.30	0.29	77.00	0.06	155.40	8.27
0.75	3,320,000	2.12	1.30	0.29	77.26	0.06	155.20	8.25
0.80	3,270,000	2.14	1.30	0.29	77.72	0.06	154.30	8.17
0.85	3,220,000	2.16	1.30	0.29	78.27	0.06	153.36	8.10
0.90	3,190,000	2.18	1.30	0.29	78.51	0.06	153.34	8.05
0.95	3,130,000	2.20	1.30	0.28	78.80	0.06	151.84	7.93
1.00	3,090,000	2.22	1.29	0.27	79.07	0.06	151.26	7.86
1.05	3,040,000	2.24	1.29	0.27	79.33	0.06	150.15	7.75
1.10	2,990,000	2.25	1.29	0.27	79.53	0.06	148.34	7.65
1.15	2,910,000	2.28	1.28	0.27	80.03	0.06	146.30	7.49
1.20	2,840,000	2.31	1.28	0.26	80.35	0.06	144.66	7.34
1.25	2,770,000	2.34	1.27	0.26	80.52	0.06	142.92	7.17
1.30	2,700,000	2.37	1.28	0.26	80.79	0.06	141.10	7.01
1.35	2,660,000	2.38	1.27	0.26	80.94	0.06	139.59	6.92
1.40	2,620,000	2.40	1.27	0.27	81.09	0.06	138.65	6.83

Mala Noche vein - Cozamin Project - Measured Plus Indicated Resource Within Mineralized Zone

Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff					Million lbs	Million ozs
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	Cu	Ag
0.20	3,520,000	2.08	1.15	0.52	75.09	0.06	161.44	8.50
0.25	3,470,000	2.11	1.15	0.53	75.87	0.06	161.44	8.46
0.30	3,420,000	2.14	1.14	0.53	76.67	0.06	161.38	8.43
0.35	3,370,000	2.16	1.14	0.53	77.43	0.06	160.51	8.39
0.40	3,320,000	2.19	1.13	0.53	78.27	0.06	160.32	8.35

0.45	3,250,000	2.23	1.12	0.53	79.21	0.06	159.81	8.28
0.50	3,170,000	2.27	1.12	0.52	80.34	0.06	158.67	8.19
0.55	3,120,000	2.30	1.11	0.51	81.10	0.06	158.23	8.14
0.60	3,070,000	2.33	1.11	0.51	81.76	0.06	157.73	8.07
0.65	3,030,000	2.35	1.11	0.50	82.35	0.05	157.01	8.02
0.70	2,990,000	2.37	1.11	0.49	82.92	0.05	156.25	7.97
0.75	2,960,000	2.39	1.11	0.49	83.35	0.05	155.99	7.93
0.80	2,930,000	2.41	1.12	0.49	83.75	0.05	155.70	7.89
0.85	2,890,000	2.43	1.12	0.48	84.16	0.05	154.85	7.82
0.90	2,850,000	2.45	1.12	0.48	84.61	0.05	153.96	7.75
0.95	2,800,000	2.47	1.12	0.47	85.06	0.05	152.50	7.66
1.00	2,760,000	2.50	1.12	0.47	85.42	0.05	152.15	7.58
1.05	2,720,000	2.52	1.12	0.47	85.71	0.05	151.14	7.50
1.10	2,670,000	2.55	1.12	0.46	85.98	0.05	150.13	7.38
1.15	2,620,000	2.57	1.12	0.46	86.25	0.05	148.47	7.27
1.20	2,570,000	2.60	1.12	0.45	86.59	0.05	147.34	7.15
1.25	2,510,000	2.63	1.11	0.44	86.98	0.05	145.56	7.02
1.30	2,440,000	2.67	1.11	0.44	87.35	0.05	143.65	6.85
1.35	2,390,000	2.70	1.11	0.43	87.58	0.05	142.29	6.73
1.40	2,340,000	2.73	1.11	0.41	87.75	0.05	140.86	6.60

TABLES BASED ON CUEQ CUTOFF JUNE 2006
Based on Recoveries Prices
Cu 94% $1.25 / lb
Zn 66% $0.50 / lb
Ag 75% $6.25 / oz
Pb 30% $0.38 / lb

Mala Noche vein - Cozamin Project - Measured Resource

Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff						Million lbs	Million ozs
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
0.50	1,250,000	1.50	1.10	0.61	59.36	0.05	2.08	41.34	2.39
1.00	970,000	1.81	1.16	0.67	70.83	0.05	2.45	38.71	2.21
1.10	920,000	1.88	1.17	0.68	73.25	0.05	2.54	38.14	2.17
1.20	860,000	1.96	1.18	0.69	75.93	0.05	2.63	37.17	2.10
1.30	810,000	2.04	1.18	0.68	78.43	0.05	2.72	36.44	2.04
1.40	760,000	2.11	1.18	0.68	80.47	0.05	2.80	35.36	1.97
1.50	**720,000**	**2.19**	**1.19**	**0.67**	**82.51**	**0.05**	**2.89**	**34.77**	**1.91**
1.60	680,000	2.26	1.20	0.68	84.05	0.05	2.96	33.89	1.84
1.70	640,000	2.33	1.20	0.69	85.59	0.05	3.03	32.88	1.76
1.80	600,000	2.41	1.20	0.69	87.32	0.05	3.13	31.88	1.68
1.90	570,000	2.48	1.22	0.70	89.12	0.05	3.20	31.17	1.63
2.00	530,000	2.57	1.23	0.70	91.23	0.05	3.30	30.03	1.55
2.10	490,000	2.67	1.24	0.70	92.88	0.05	3.41	28.85	1.46
2.20	450,000	2.76	1.25	0.71	94.42	0.05	3.50	27.39	1.37
2.30	410,000	2.87	1.27	0.72	96.59	0.04	3.62	25.95	1.27
2.40	380,000	2.96	1.28	0.73	98.12	0.04	3.73	24.80	1.20
2.50	350,000	3.06	1.29	0.74	99.95	0.04	3.83	23.62	1.12
2.60	320,000	3.18	1.28	0.73	101.34	0.04	3.95	22.44	1.04
2.70	300,000	3.30	1.28	0.71	102.42	0.04	4.06	21.83	0.99
2.80	270,000	3.42	1.27	0.69	103.58	0.04	4.18	20.36	0.90
2.90	250,000	3.53	1.27	0.66	104.90	0.04	4.28	19.46	0.84
3.00	230,000	3.63	1.26	0.64	106.35	0.04	4.39	18.41	0.79
3.10	220,000	3.76	1.26	0.62	107.12	0.04	4.51	18.24	0.76
3.20	200,000	3.88	1.26	0.58	107.35	0.03	4.62	17.11	0.69
3.30	190,000	3.96	1.27	0.57	107.87	0.03	4.70	16.59	0.66

Mala Noche vein - Cozamin Project - Indicated Resource

Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff						Million lbs	Million ozs
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
0.50	6,240,000	1.22	1.02	0.48	48.65	0.05	1.72	167.86	9.76
1.00	4,040,000	1.67	1.10	0.55	65.01	0.05	2.27	148.77	8.44
1.10	3,750,000	1.76	1.11	0.57	67.80	0.05	2.37	145.53	8.17
1.20	3,480,000	1.84	1.12	0.58	70.46	0.05	2.46	141.19	7.88
1.30	3,260,000	1.91	1.13	0.58	72.74	0.05	2.55	137.30	7.62
1.40	3,040,000	1.98	1.15	0.59	74.93	0.05	2.63	132.72	7.32
1.50	**2,850,000**	**2.05**	**1.16**	**0.60**	**76.90**	**0.05**	**2.71**	**128.83**	**7.05**
1.60	2,660,000	2.12	1.18	0.60	78.76	0.05	2.79	124.34	6.74

1.70	2,490,000	2.19	1.19	0.61	80.59	0.05	2.87	120.24	6.45
1.80	2,310,000	2.27	1.21	0.61	82.42	0.05	2.96	115.62	6.12
1.90	2,140,000	2.34	1.22	0.62	84.30	0.05	3.05	110.42	5.80
2.00	1,990,000	2.42	1.24	0.63	86.07	0.05	3.13	106.19	5.51
2.10	1,860,000	2.49	1.26	0.63	87.75	0.05	3.21	102.12	5.25
2.20	1,720,000	2.56	1.27	0.63	89.39	0.04	3.29	97.09	4.94
2.30	1,580,000	2.65	1.29	0.62	91.01	0.04	3.39	92.32	4.62
2.40	1,440,000	2.74	1.32	0.62	92.80	0.04	3.49	87.00	4.30
2.50	1,310,000	2.83	1.35	0.62	94.60	0.04	3.59	81.75	3.98
2.60	1,190,000	2.93	1.37	0.60	96.45	0.04	3.70	76.88	3.69
2.70	1,070,000	3.04	1.39	0.58	98.21	0.04	3.81	71.72	3.38
2.80	980,000	3.13	1.42	0.56	99.69	0.04	3.92	67.64	3.14
2.90	880,000	3.24	1.44	0.54	101.33	0.04	4.03	62.87	2.87
3.00	800,000	3.34	1.47	0.51	102.62	0.04	4.14	58.92	2.64
3.10	740,000	3.44	1.48	0.49	103.76	0.04	4.23	56.13	2.47
3.20	670,000	3.54	1.51	0.49	105.82	0.04	4.35	52.30	2.28
3.30	610,000	3.63	1.55	0.48	107.23	0.04	4.45	48.83	2.10

Mala Noche vein - Cozamin Project - Inferred Resource

Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff						Million lbs	Million ozs
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
0.50	9,190,000	1.04	0.93	0.28	42.06	0.04	1.47	210.75	12.43
1.00	5,520,000	1.45	1.05	0.32	57.66	0.05	1.99	176.49	10.23
1.10	5,040,000	1.53	1.07	0.33	60.17	0.05	2.08	170.03	9.75
1.20	4,600,000	1.60	1.09	0.33	62.61	0.05	2.17	162.29	9.26
1.30	4,170,000	1.68	1.11	0.34	65.17	0.05	2.26	154.47	8.74
1.40	3,820,000	1.75	1.14	0.34	67.30	0.05	2.34	147.40	8.27
1.50	**3,500,000**	**1.82**	**1.16**	**0.35**	**69.39**	**0.05**	**2.43**	**140.46**	**7.81**
1.60	3,200,000	1.89	1.19	0.36	71.30	0.05	2.51	133.36	7.34
1.70	2,900,000	1.96	1.23	0.36	73.01	0.05	2.60	125.33	6.81
1.80	2,630,000	2.03	1.26	0.37	74.77	0.05	2.69	117.72	6.32
1.90	2,410,000	2.10	1.28	0.38	76.35	0.05	2.76	111.60	5.92
2.00	2,200,000	2.17	1.31	0.38	77.86	0.05	2.84	105.27	5.51
2.10	2,000,000	2.24	1.33	0.38	79.50	0.05	2.92	98.78	5.11
2.20	1,820,000	2.30	1.36	0.40	81.16	0.05	3.00	92.30	4.75
2.30	1,640,000	2.37	1.39	0.40	82.64	0.05	3.08	85.70	4.36
2.40	1,470,000	2.44	1.42	0.41	84.45	0.05	3.16	79.09	3.99
2.50	1,320,000	2.51	1.46	0.42	85.63	0.05	3.25	73.06	3.63
2.60	1,170,000	2.59	1.50	0.43	86.63	0.05	3.34	66.82	3.26
2.70	1,030,000	2.67	1.55	0.44	87.87	0.05	3.43	60.64	2.91
2.80	890,000	2.76	1.60	0.45	89.05	0.05	3.54	54.16	2.55
2.90	760,000	2.86	1.66	0.46	90.28	0.05	3.67	47.93	2.21
3.00	650,000	2.98	1.69	0.46	91.01	0.05	3.78	42.71	1.90
3.10	570,000	3.07	1.73	0.47	91.99	0.05	3.88	38.59	1.69
3.20	490,000	3.18	1.77	0.48	93.04	0.05	4.01	34.36	1.47
3.30	410,000	3.31	1.81	0.47	94.64	0.04	4.15	29.92	1.25

Mala Noche vein - Cozamin Project - Measured plus Indicated Resource

Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff						Million lbs	Million ozs
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag

0.50	7,490,000	1.26	1.03	0.50	50.43	0.05	1.78	208.09	12.14
1.00	5,020,000	1.70	1.11	0.58	66.14	0.05	2.31	188.17	10.67
1.10	4,670,000	1.78	1.12	0.59	68.88	0.05	2.40	183.29	10.34
1.20	4,340,000	1.86	1.13	0.60	71.54	0.05	2.49	178.00	9.98
1.30	4,060,000	1.94	1.14	0.60	73.87	0.05	2.58	173.67	9.64
1.40	3,810,000	2.01	1.15	0.61	76.04	0.05	2.66	168.86	9.31
1.50	**3,570,000**	**2.08**	**1.17**	**0.61**	**78.03**	**0.05**	**2.75**	**163.73**	**8.96**
1.60	3,350,000	2.15	1.18	0.62	79.84	0.05	2.83	158.82	8.60
1.70	3,130,000	2.22	1.20	0.63	81.62	0.05	2.91	153.22	8.21
1.80	2,910,000	2.30	1.21	0.63	83.43	0.05	2.99	147.58	7.81
1.90	2,710,000	2.37	1.22	0.64	85.31	0.05	3.08	141.62	7.43
2.00	2,520,000	2.45	1.24	0.64	87.15	0.05	3.16	136.14	7.06
2.10	2,340,000	2.53	1.25	0.64	88.81	0.05	3.25	130.54	6.68
2.20	2,170,000	2.60	1.27	0.65	90.44	0.04	3.34	124.41	6.31
2.30	1,990,000	2.69	1.29	0.64	92.16	0.04	3.44	118.04	5.90
2.40	1,820,000	2.78	1.31	0.64	93.92	0.04	3.54	111.56	5.50
2.50	1,670,000	2.88	1.33	0.64	95.74	0.04	3.64	106.05	5.14
2.60	1,510,000	2.98	1.35	0.63	97.49	0.04	3.75	99.22	4.73
2.70	1,370,000	3.09	1.37	0.61	99.12	0.04	3.87	93.34	4.37
2.80	1,250,000	3.20	1.39	0.59	100.54	0.04	3.97	88.20	4.04
2.90	1,140,000	3.30	1.40	0.56	102.13	0.04	4.09	82.95	3.74
3.00	1,040,000	3.41	1.42	0.54	103.46	0.04	4.19	78.20	3.46
3.10	950,000	3.51	1.43	0.52	104.52	0.04	4.30	73.53	3.19
3.20	870,000	3.62	1.46	0.51	106.17	0.04	4.41	69.44	2.97
3.30	800,000	3.71	1.48	0.50	107.38	0.04	4.51	65.44	2.76

William Hugh Willson, P. Geo., M.Sc.
Suite 301 – 2664 Birch Street
Vancouver, BC V6H 2T5

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

I, William Hugh Willson, P. Geo., M.Sc., do hereby consent to the public filing of the written disclosure of the technical report titled "*Technical Report on the Cozamin Project, Zacatecas State, Mexico*," dated October 31, 2006 (the "Technical Report") and any extracts from, or a summary of, the Technical Report in the written disclosure being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Capstone Mining Corp. dated August 31, 2006 contains any misrepresentation of the information contained in the Technical Report.

Dated effective November 29, 2006

Signature of Qualified Person

No. 5557072
WILLIAM
HUGH
WILLSON

[Seal or Stamp of Qualifed Person]

William Hugh Willson, P. Geo., M.Sc.
Print name of Qualified Person

Gary H. Giroux, P.Eng., M.A.Sc.
Consulting Geological Engineer
Giroux Consultants Ltd.
Suite 1215 – 675 West Hastings Street
Vancouver, BC

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

I, Gary H. Giroux, P.Eng., M.A.Sc., do hereby consent to the public filing of the written disclosure of the technical report titled "*Technical Report on the Cozamin Project, Zacatecas State, Mexico,*" dated October 31, 2006 (the "Technical Report") and any extracts from, or a summary of, the Technical Report in the written disclosure being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Capstone Mining Corp. dated August 31, 2006 contains any misrepresentation of the information contained in the Technical Report.

Dated effective November 29, 2006

[signature]
Signature of Qualified Person

[Seal or Stamp of Qualifed Person]

PROFESSIONAL
PROVINCE OF
G. H. GIROUX
BRITISH COLUMBIA
ENGINEER

Gary H. Giroux, P.Eng., M.A.Sc.
Print name of Qualified Person

William Hugh Willson, P. Geo., M.Sc.
Suite 301 – 2664 Birch Street
Vancouver, BC V6H 2T5

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange

I, William Hugh Willson, P. Geo., M.Sc., do hereby consent to the public filing of the written disclosure of the technical report titled "*Technical Report on the Cozamin Project, Zacatecas State, Mexico*," dated October 31, 2006 (the "Technical Report") and any extracts from, or a summary of, the Technical Report in the written disclosure being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Capstone Mining Corp. dated August 31, 2006 contains any misrepresentation of the information contained in the Technical Report.

Dated effective November 29, 2006

Signature of Qualified Person

No. 5557072
WILLIAM
HUGH
WILLSON

[Seal or Stamp of Qualifed Person]

William Hugh Willson, P. Geo., M.Sc.
Print name of Qualified Person

RJR MINERAL SERVICES



FEASIBILITY REPORT

Prepared for

CAPSTONE MINING CORP.

(Formerly CAPSTONE GOLD CORP.)

on the

COZAMIN PROJECT

ZACATECAS STATE, MEXICO

Zacatecas Mining District
(22°47'00"N, 102°34'00"W)

by

Robert Rodger, P.Eng.

February 17, 2006

Summary

LIST OF FIGURES

LIST OF TABLES

APPENDICES

CAPSTONE MINING CORP.
COZAMIN PROJECT
FEASIBILITY REPORT

SUMMARY

This report was prepared at the request of Capstone Mining Corp. (Capstone) to evaluate the technical and financial viability of a mining operation based on the copper-silver-zinc-lead mineral deposit at Cozamin.

Other experts have examined various aspects of the Cozamin Project, and/or have prepared the project for production. The author has relied on these experts, and on the information provided by them in the preparation of this report.

Description of the Property and its Location
The Cozamin Property, consisting of 13 mining and 13 exploration concessions (with five (5) being converted to mining concessions), and two (2) exploration claims pending, covering about 1,493 hectares (Table 3.1), is located in the Zacatecas Mining District of Mexico.

Access
The Cozamin Project is 3.8 km from the city of Zacatecas, and is accessible by two-wheel drive vehicles via paved roads to the property boundary where gravel roads in good condition provide access to most of the property.

Agreement
On January 21, 2004, Capstone entered into an option agreement with Grupo Minero Bacis S.A. de C.A. (Bacis) to acquire the Cozamin Project and four other Bacis exploration projects. Capstone could earn a 90% interest in the projects by incurring US$10,000,000 (of which $5,000,000 on Cozamin) in exploration and development expenditures over five years, with a minimum year one expenditure of US$1,000,000 (spent). Capstone paid US$ 250,000 and issued 1 million common shares to Bacis on the date of approval (January 23, 2004) of the Joint Venture by the TSX Venture Exchange (issued), and 1 million shares on the anniversary of the date of approval for the next two years (issued).

Capstone has completed all the terms under the January 21, 2004 option agreement with Bacis to earn a 90% interest in the Cozamin project, subject to a 1.5% NSR, that is:

- Made cash payment of US$250,000,
- Spent a minimum US$5,000,000 in exploration and development costs (Approx. US$11,000,000 has been spent),
- Issued 3 million shares of Capstone to Bacis,
- Assumed a debt in the amount of US$1,775,000 payable to Fideicomiso De Fomento Minero ("FIFOMI") payable by December 31, 2005. Capstone repaid the full amount of US$1,775,000 before the December 31, 2005 deadline.

As a remaining obligation, Capstone must pay Bacis US$1,000,000 or the equivalent in Capstone shares, six months after start-up of commercial production at Cozamin.

Geological Setting

The Zacatecas Mining District covers a belt of epithermal and mesothermal vein deposits that contain silver, gold and base metals (Cu, Pb, and Zn) in the southern Sierra Madre Occidental Physiographic Province in north-central Mexico. The dominant structural features, that localize mineralization, are of Tertiary age and are interpreted to be related to the development of a volcanic center and also to northerly trending basin-and-range structures.

The Zacatecas Mining District occurs in a structurally complex setting, associated with siliceous sub volcanic and volcanic rocks underlain by sedimentary and metasedimentary rocks. The geologic units of the Zacatecas area include Triassic metamorphic rocks of the Zacatecas Formation and overlying basic volcanic rocks of the Upper Jurassic or Lower Cretaceous Chilitos Formation.

Property Geology

The veins on the Cozamin Property are hosted mainly in volcanic and sedimentary rocks of the Chilitos formation and partly in Triassic metasedimentary rocks of the Zacatecas formation. The principal vein on the property, the Mala Noche, occupies a series of anastamozing faults and has been traced on surface for more than 5 km. The Mala Noche vein strikes east-west and dips on average at 60 degrees to the north.

Mineralization

Mineralization in the Mala Noche vein at Cozamin is interpreted to have been episodic. Early epithermal alteration and mineralization have been superimposed and replaced by higher temperature pyrrhotite and pyrite dominant mineralization. This later episode of mineralization contains a copper-silver phase that provides the economic values of most interest at Cozamin. This phase of mineralization is interpreted to have a mesothermal origin that is associated with a telescoping, intrusive related, hydrothermal system.

Exploration Concept

The area with the largest historical workings on the Cozamin Property, the San Roberto Mine, was selected as the principal exploration target. Widely spaced exploration drill holes by prior operators suggested that mineralization in the Mala Noche vein extended at least 100 meters below the historical workings and contained significantly higher copper grades (with undiminished silver grades) than encountered in the historical production. Surface exploration drill holes by Capstone subsequently confirmed these higher copper grades over significant mineable widths. This exploration drilling demonstrated that the higher grade copper-silver dominant mineralization was continuous along strike for 1.4 km and extended more than 350 meters below the historic workings.

Exploration

Exploration on the Cozamin property that was conducted by Capstone consisted mainly of diamond drilling in three phases over the past two years. The first two phases of drilling were conducted from surface.

The third phase consisted of rehabilitation of the mine hoist and shaft facilities as well as the underground equipment and workings. Diamond definition drilling was then undertaken underground to outline and upgrade a sufficiently large resource base to justify a production decision.

During Phase Three, a 43-101 compliant independent resource estimate was completed and later updated by the company to include additional drill hole results.

During this period, other aspects of the project, such as process testing and environmental studies, were advanced to prepare the project.

Underground development to establish new levels and to prepare stopes for production followed rehabilitation of the underground workings. This work has allowed the classification of resources as reserves.

Table 12.9 Measured, Indicated and Inferred Resource Estimates, Mala Noche Vein, Cozamin Project.

TABLE 12.9
Mala Noche Vein - Cozamin Project

	CuEQ Cutoff (%)	Tonnes > Cutoff (tonnes)	Grades > Cutoff Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Million lbs Cu	Million ozs Ag	Million lbs Zn
Measured	1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60	26.09	1.78	18.49
Indicated	1.50	2,740,000	1.71	1.38	0.63	70.68	0.06	2.42	103.31	6.23	83.38
Measured plus Indicated	1.50	3,390,000	1.73	1.36	0.67	73.48	0.06	2.45	129.32	8.01	101.66
Inferred	1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14	139.84	7.79	135.21
Measured	2.00	440,000	2.16	1.36	0.98	97.67	0.07	3.01	20.96	1.38	13.19
Indicated	2.00	1,740,000	2.09	1.34	0.65	79.74	0.05	2.81	80.19	4.46	51.41
Measured plus Indicated	2.00	2,180,000	2.10	1.35	0.72	83.38	0.06	2.85	100.94	5.84	64.89
Inferred	2.00	2,230,000	1.90	1.33	0.21	66.10	0.04	2.52	93.43	4.74	65.40
Measured	2.50	270,000	2.60	1.36	1.03	110.22	0.07	3.50	15.48	0.96	8.10
Indicated	2.50	970,000	2.59	1.21	0.50	85.72	0.04	3.27	55.40	2.67	25.88
Measured plus Indicated	2.50	1,250,000	2.59	1.24	0.62	91.06	0.05	3.32	71.39	3.66	34.18
Inferred	2.50	860,000	2.36	1.15	0.22	74.07	0.03	2.95	44.75	2.05	21.81

From Christopher & Giroux (2005)

Note: CuEq is based on $1.25/lb Cu, $0.50/lb Zn, $0.38/lb Pb and $6.25/oz Ag with Recoveries of 94% for Cu, 66% for Zn, 30% for Pb and 75% for Ag.

Table 12.10 Measured & Indicated Resources (Update)

Classification	Tonnes(M)	Ag g/t	Cu%	Pb%	Zn%
Measured	0.395	92.6	2.74	0.53	1.33
Indicated	1.675	84.8	2.44	0.60	1.27
Measured and Indicated	2.07	86.3	2.50	0.59	1.28
Inferred	1.21	79.5	2.29	0.60	1.02

Mining blocks were then established by Capstone personnel, which included dilution and mining losses. An estimate of reserves is shown in table 12.12

Table 12.12 Proven and Probable Reserves

Classification	Tonnes(M)	Ag g/t	Cu%	Pb%	Zn%
Proven	153,411	87.8	1.43	0.82	1.84
Probable	2,106,589	75.1	2.21	0.54	0.93
Proven and Probable	2,260,000	76.0	2.16	0.56	0.99

Mining

The San Roberto mine is accessed by a two compartment 2m X 4m vertical shaft extending some 260m below surface (down to the "9" level). A new steel headframe, ore bins and ore dump, and a reconditioned hoist had been installed prior to start-up by Bacis. The shaft is equipped with two 4t skips, with a hoisting capacity of 1,200 t/d from the "10" level, on a two shift per day basis.

In addition, there are four 1.83m diameter bored raises extending down to the "8" level, providing ventilation, compressed air, water and mine dewatering services to the mine as well as man way access to surface. Electrical power is supplied underground at 13,200 volts, with 500 and 300 kVa 13,200/440 volts substations.

The compressor installation has three 150 hp Gardner Denver stationary compressors at 1,250 m^3/hr each.

The mining method is Mechanized Cut-and-Fill, with waste rock used as fill. Stopes are accessed from ramps off the levels.

Process Plant

The existing plant had a nominal capacity of 750t/d. Mill feed was trucked from the mine shaft to the surface crushing plant, with a 24" X 36" jaw crusher. After the primary crushing, the feed was then processed through secondary and tertiary crushing in closed circuit to produce a -3/8 inch feed to grinding. Primary grinding occurred in a small ball mill (8' X 6') followed by sequential flotation in flotation tank cells designed by site personnel which consumed significant high pressure air. Regrinding of rougher concentrates was conducted followed by cleaner flotation in conventional cells. The single largest production restriction was the small primary grinding mill, limiting tonnage throughput to 700t/d. The plant had a nominal 750t/d capacity with some parts of the plant already expanded to 1200t/d capacity, which was Bacis's ultimate target capacity. After flotation, the concentrates were dewatered in thickeners and filters for transportation to the smelters.

The mill is to be expanded to a capacity of 1,200 t/d by installing additional grinding and flotation capacity. The operating rate for the mill is expected to be 1000 t/d considering downtime and mechanical availability. The major pieces of equipment for this expansion have been purchased and are being installed.

With the proposed modifications, the plant will have a nominal capacity of 1200 t/d, with anticipated annual through put of 350,000 t/y and an annual capacity of 400,000 t/y as availability of mine feed is increased.

Capital Cost Estimates

Total remaining capital expenditures for the Project are estimated as follows:

	US$ million
Mine:	$4.075
Mill, surface facilities:	2.439
EPC, owner costs:	2.160
Contingency (15%):	1.279
Total:	**$9.953**

Operating Cost Estimates

A summary of the estimated operating costs is shown in the table below. The average site cash cost for Cozamin is estimated to be $0.42 cents per pound of copper produced (net of by product credits) using the base case metal prices over the life of mine and total cash costs including transportation, ocean freight, smelting and refining charges are estimated to be $0.80 cents per pound.

	US$/t milled
Mine:	14.18
Mill:	15.54
Site admin & overhead:	3.08
TOTAL:	**$32.80**

Table 19.1 Cash Flow Summary and Sensitivity Analysis

	CASE 1.0	CASE 2.1	CASE 3.1	CASE 3.2	CASE 4.1	CASE 4.2
	BASE CASE	BASE CASE	BASE CASE	BASE CASE	BASE CASE	BASE CASE
		*CURRENT METAL PRICES	CAP COST +10%	CAP COST -10%	OP COST +10%	OP COST -10%
METAL PRICES						
Copper (US$/Lb)	1.25	2.00 to 1.25	1.25	1.25	1.25	1.25
Zinc (US$/Lb)	0.50	0.85 to 0.50	0.50	0.50	0.50	0.50
Lead (US$/Lb)	0.38	0.50 to 0.38	0.38	0.38	0.38	0.38
Silver (US$ /Tr. Oz.)	6.25	8.90 to 6.25	6.25	6.25	6.25	6.25
Capital Costs	$10.0 M.	$10.0 M.	$11.0 M.	$9.0 M.	$10.0 M.	$10.0 M.
Working Capital	$ 1.7 M.	$ 1.7 M.	$ 1.7 M.	$ 1.7 M.	$ 1.7 M.	$ 1.7 M.
Operating costs / tonne	$32.80	$32.80	$32.80	$32.80	$36.08	$29.52
IRR @ 5%	43%	226%	39%	48%	29%	57%
NPV @ 10%	$12.9 M.	$35.7 M	$12.0 M	$13.9 M	$7.7 M	$18.1 M
NET CASH FLOW	$24.2 M.	$53.3 M.	$23.7 M	$25.7 M	$16.9 M	$32.3 M

- *Copper prices of $2.20/lb, $2.00/lb, $1.75/lb, $1.50/lb assumed for 2006,2007,2008,2009 and $1.25/lb assumed for 2010 and thereafter.*
- *Silver prices of $8.90/oz, $8.00/oz, $7.50/oz, $7.00/oz assumed for 2006,2007,2008,2009 and $6.25/oz assumed for 2010 and thereafter.*
- *Zinc prices of $1.00/lb, $0.80/lb, $0.70/lb, $0.60/lb assumed for 2006,2007,2008,2009 and $0.50/lb assumed for 2010 and thereafter.*
- *Lead prices of $0.64/lb, $0.55/lb, 0.50/lb, $0.44/lb assumed for 2006,2007,2008,2009 and $0.38/lb assumed for 2010 and thereafter*

Conclusions

1. Exploration results have met or exceeded expectations and the results used to support the initial resource estimates. The drilling by Capstone significantly expanded previous results and provided the justification for mine dewatering and rehabilitation for systematic underground exploration and resource definition.

2. Cozamin has sufficient resources and the additional potential to support a moderate size mine for an extended period. In terms of mineral resource definition, this report should be considered a snapshot at a point in time. The ongoing diamond drilling on the Mala Noche deposit and the underground work continue to add to the resource base, and upgrade the resource categories. With the additions to the resource base, the projected mine life is expected to be substantially longer than the operating period used in the cash flows for this report. The area of definition drilling and the area used for resource estimation are less than 50% of the potential area of mineralization indicated by surface exploration drilling.

3. The initial resource estimates for the Cozamin project have been confirmed by the underground diamond drilling and underground development. The drilling produced significant intersections that justify additional underground resource definition in the San Roberto mine.

4. Excellent possibilities exist for finding additional mineralization because the Mala Noche vein has been partially exploited but never systematically explored at depth. Capstone's deepest holes cut the Mala Noche vein 350 m below the historic workings. They show the copper-silver phase of mineralization to be stronger and extending to greater depths.

5. The capital investment of US$ 9,953,000 to complete underground work, the upgrade and expansion of the Cozamin mill and the site facilities required for production is justified based on the extremely attractive return on investment.

6. The advanced construction work results in a short pre-production period to a producing mine. The initial production should therefore be well-timed to benefit from current high prices. This, combined with the low capital cost, should provide an early return of the investment.

Summary Recommendations

Based on the extremely attractive return on investment, the project should move forward to production.

The capital investment of US$ 9,953,000 to complete underground work, the upgrade and expansion of the Cozamin mill and the site facilities required for production is recommended.

Opinion that Property is of Sufficient Merit

In the author's opinions, the Cozamin property is of sufficient merit to justify the production decision. The investment by Capstone will provide an attractive return. The author is of the opinion that production is warranted.

CAPSTONE MINING CORP.

COZAMIN PROJECT

FEASIBILITY REPORT

1.0 INTRODUCTION

This report was prepared at the request of Capstone Mining Corp. (Capstone) to evaluate the technical and financial viability of a mining operation based on the copper-silver-zinc-lead mineral deposit at the Cozamin Project.

As is necessary for a feasibility report, all the requirements listed in Item 25 of NI43-101 F1 Technical Report are covered in this report, under the relevant sections, listed in the Table of Contents.

In terms of mineral resource definition, this report should be considered a snapshot at a point in time. Capstone continues to diamond drill on the Mala Noche deposit and the results, as published, demonstrate that the mineral resource will be larger than the quantity used in this report.

During preparation of this report, Capstone was engaged in a dividend-in kind transaction involving the spin out of interests in certain mineral properties into a company called Silverstone Resources Corp. Also during this period, the name of the Company was changed from Capstone Gold Corp. to Capstone Mining Corp. The change took effect on February 8, 2006. This transaction has not affected the Cozamin project that remains an asset of Capstone Mining Corp. References to Capstone in this report are to Capstone Mining Corp., or to the predecessor company, Capstone Gold Corp. prior to February 8, 2006

Most of the information for this report comes from documents and information listed under the References and Sources of Information section of this report.

Historical data was collected mainly from employees of Grupo Minero Bacis S.A. de C.V. (Bacis), the previous owner, while some data was collected by the Consejo de Recursos Minerales (CRM) personnel and drill results were obtained from Penoles. The author believes that competent personnel were used for fieldwork and sampling. As indicated by Christopher (2005), most of the historical analytical results were obtained from Mexican laboratories and reporting of analytical procedures is generally not to NI 43-101 standards.

On January 14 - 15, 2006, the author, Robert J. Rodger, P.Eng. visited the Cozamin Project with the purpose of evaluating site conditions. The author personally reviewed the geological setting of the mineral deposit and examined the underground workings, process plant, facilities and equipment of the Cozamin Project with Robert Barnes, P.Eng. and other Capstone personnel.

2.0 RELIANCE ON OTHER EXPERTS

Experts have examined various aspects of the Cozamin Project, and/or have prepared the project for production. The author has relied on these experts, and on the information provided by them in the preparation of this report. Where appropriate, the information from these experts has been updated to reflect the status of the project as of the date of this report.

These include:

- **Peter Christopher, P. Geo.** has been the author of a number of reports on the Cozamin property (see list in the References section). Sections 3.0 to 10.0 of this report are drawn directly from Christopher & Giroux (2005).

- **Gary Giroux, P. Eng.** has prepared the initial independent Mineral Resource estimate for the Mala Noche vein at Cozamin, which is presented in Section 12.0 of this report. Christopher & Giroux (2005)

- **Robert Barnes, P. Eng.** Vice President – Operations for Capstone is responsible for implementation of the Cozamin project. Barnes has provided the reconciliation of the resource estimates to the study inventory as well as information on the mining and other aspects of the project. The cost data has also been provided by Barnes.

- **Michel Robert, P. Eng.** has supervised the process test work.

- **Jenna Hardy, P. Geo.** principal of Nimbus Management Ltd., has been responsible for supervision of the environmental and reclamation aspects of the project. Section 17.0 of this report is drawn directly from information provided by Hardy.

3.0 PROPERTY DESCRIPTION AND LOCATION

3.1 Property Area

The Cozamin Property, consisting of 13 mining and 13 exploration concessions (with five (5) being converted to mining concessions), and two (2) exploration claims pending, covering about 1,493 hectares (Table 3.1), is located in the Zacatecas Mining District of Mexico.

3.2 Property Location

The Cozamin Property is located in the Zacatecas Mining District and centered near coordinates 22°47'00"N latitude and 102°34'00"W longitude in 1:250,000 map sheet Zacatecas F13-6 (Figures 3.1 and 3.2). The Zacatecas district is near the southeastern boundary of the Sierra Madre Occidental Physiographic Province near the boundary with the Mesa Central Physiographic Province in north-central Mexico.

3.3 Description of Claims

The Cozamin Property covers about 1,493 ha in the Zacatecas and Vetagrande Municipalities, State of Zacatecas, Mexico. Claim locations are shown on Figure 3.3.

3.4 Claim Title

The author has examined documents that suggest 100% ownership of the Cozamin property was held by Bacis, but ownership is a legal matter and is beyond the scope of this report. A title opinion has been obtained from Mexican counsel and was reviewed by Capstone's Legal Counsel.

3.5 Legal Survey

Mexican mining law requires a mineral claim be established by a registered Mexican Mineral Claim Surveyor. Bacis compiled a plan of the Cozamin property concession (Figure 3.3) from the registered surveyor's plots. Monuments were observed in the field establish claim locations but no attempt was made to check the claim plot shown on Figure 3.3.


El Paso
Hermosillo
Chihuahua
Durango
Mazatlan
COZAMIN
ZACATECAS
Guadalajara
Mexico City

Figure 3.1 Cozamin Project in the Sierra Madre, Mexico



Mala Noche Vein System
El Bote-Cantera System
Zacatecas City
Los Alamitos System
El Orito System
0 2.5 5 km
Tucson
El Paso
USA
Zacatecas State
Pacific Ocean
Mexico City
Guatemala
0 200 400 km
COZAMIN PROJECT
LOCATION MAP

Figure 3.2 Location of the Mala Noche Vein System, Cozamin Property, Zacatecas State, Mexico.

Next Page: Figure 3.3 Claim Map for Cozamin Property, Zacatecas Estate, Mexico.



746000 E
747000 E
748000 E
749000 E
750000 E
751000 E
752000 E
2.524000 N
2.523000 N
N
S
E
W
SAN FRANCISCO
SANTA RITA
UNIFICACION CARLOS
EXP.-93/5/0040
TIRO SAN ROBERTO 2
TIRO SAN ROBERTO 1
LA ESPERANZA
Esc. 1:10,000
GRAPHIC SCALE
Meters
COZAMIN PROJECT
CAPSTONE GOLD, S.A. DE C.V.
GENERAL CLAIMS
Lotes Santa Rita y San Fco.

UBICACIÓN DE ESQUINAS DE LOS LOTES SANTA RITA Y SAN FRANCISCO
MUNICIPIO DE MORELOS Y VETAGRANDE, ZAC

VERTICE	COORDENADAS U.T.M. NORTE	COORDENADAS U.T.M. ESTE	ELEVACIÓN	COORDENADAS TOPOGRAFICAS Y	COORDENADAS TOPOGRAFICAS Z
ESQ No 1	2.524 329 5090	747 896 3150	2,462 0720	2,524,394 5840	747 906 4000
ESQ No 2	2 524 178.3401	748 267 0490	2,497.0920	2,524,238 2920	748 274 8920
ESQ No 3	2.523 860.7604	748.134 2930	2,453.2110	2,523,912 9320	748 136 4950
ESQ No 4	2.523 853.7360	748.125 7982	2,454.2240	2,523,916.0470	748 126 0500
ESQ No 5	2 524 102.1795	747 853 5057	2,470 6890	2,524,168 9190	747 858 6000
ESQ No 6	2.524 040 7392	747 828 8564	2,470.9310	2,524 107 6910	747 834 7130
ESQ No 7	2 524 021 8265	747 878 7467	2 475 6970	2 524 087 8950	747 881 7629
ESQ No 8	2 523 929 7178	747 839 5108	2458 079	2,523,995 7100	747 843 9330
ESQ No 9	2 523 966 0296	747 749 0027	2,454 1020	2,524,033 5010	747 753 1290
ESQ No 10	2 524 050.5413	747 763 6573	2 464 2060	2,524 118 4330	747 780 1010
ESQ No 11	2 524 351.0601	747 042 2470	2,457 2413	2,524.431.0170	747 062 7770
ESQ No. 12	2 524 594.6612	747 140 9369	2,491.6459	2,524,672.9170	747 156 4570
ESQ No. 13	2 524.596.1257	747 236 1492	2.523.9000	2,524.672.9170	747 250 [illegible]
ESQ No 14	2 524 485.6337	747 508 8156	2.572.7948	2,524,567 9730	747 521 4800
ESQ No 15	2.524 344 3813	747 511.1041	2.540 7230	2,524 416.6800	747 521 4800
ESQ No 16	2 524 349 2782	747 811 0830	2 465 8240	2,524 416 6800	747 821 4800
ESQ No 17	2 524 363 2230	747 840 8352	2 467 6490	2.524 430 4270	747 821 4800
TIRO SAN ROBERTO 1	2 523.838 7523	747.555 4586	2.443.5641	2,523,710 5412	747 583 9562
TIRO SAN ROBERTO 2	2 523.709 9217	747 669 0516	2,440.6744	2,523,779.7044	747 668 8652

3.6 Location of Mineralization and Workings
Cozamin Project covers about 5.5km of the trend of the Mala Noche vein system (Figure 3.2). The Mala Noche vein has been developed and mined by several operators with the mineralized trend consolidated by Penoles before acquisition by Bacis.

3.7 Terms of Agreements
On January 21, 2004, Capstone entered into an option agreement with Bacis to acquire the Cozamin Project and four other Bacis exploration projects. Capstone earned a 90% interest in the projects by incurring US$10,000,000 (of which $5,000,000 on Cozamin) in exploration and development expenditures over five years, with a minimum year one expenditure of US$1,000,000 (spent). Capstone paid US$ 250,000 and issued 1 million common shares to Bacis on the date of approval (January 23, 2004) of the Joint Venture by the TSX Venture Exchange (issued), and 1 million shares on the anniversary of the date of approval for the next two years (issued). Upon Capstone earning its 90% interest, Bacis has the following options:

- Bacis may maintain its 10% carried interest by participating in production costs.
- Bacis may sell its carried 10% interest to Capstone in exchange for the value of the project to be determined by an appraiser jointly appointed, which price may be paid in cash or common shares of Capstone at Capstone's choice.
- Bacis may exchange its 10% carried interest in each of the projects for the right to instead receive an additional 1.5% net smelter return ("NSR").

Capstone also acquired the option to acquire an interest in any of the projects individually. To acquire the Cozamin project, Capstone Canada had to, in addition to having paid US$250,000 and delivered 1,000,000 shares to Bacis on the Acceptance Date, spend a minimum of US$1,000,000 on or before the first anniversary of the Acceptance Date on any of the projects (spent) and at least US$5,000,000 in total on the Cozamin property (spent). They must pay US$1,000,000 in cash or shares to Bacis 180 days after the Cozamin mine has been put into production. They also had to assume an existing debt which derives from credit granted by the Fideicomiso de Fomento Minero ("FIFOMI") to Bacis to develop the Cozamin Project (paid). Capstone has now completed the obligations in order to acquire a 90% interest in the Cozamin project and has exercised its option in regard of the Cozamin project and has exercised its in regard of the Cozamin project.

To acquire the Silver Exploration Properties, Capstone must, after having made the US$250,000 payment (paid) and the 1,000,000 share issuance to Bacis upon the Acceptance Date (issued), incur US$5,000,000 in expenditures on the Silver Exploration Properties and issue 2,000,000 shares as to 1,000,000 on each of the first and second anniversaries of the Acceptance Date (issued).

Capstone, Capstone Mexico and Bacis entered into a series of restated option agreements dated November 30, 2005 in connection with a dividend-in-kind transaction by Capstone whereby the rights to earn an interest in the Silver Exploration Properties are being transferred to a Mexican company called Silverstone Resources, S.A. de C.V. The Cozamin Project area requires land rental and government fee payments on the mining concessions. The 2005 taxes, paid at the end of June and December, totaled about US$ 61,372 and similar amounts are required in 2006 and 2007.

4.0 ACCESSIBILITY, INFRASTRUCTURE, LOCAL RESOURCES, CLIMATE, AND PHYSIOGRAPHY

4.1 Topography, Elevation and Vegetation

The Cozamin project is located in the Western Sierra Madre Physiographic province (Sierra Madre Occidental Province) near the boundary with the Mesa Central Province (Central Plateau Province). The Zacatecas area is characterized by abrupt north-northwesterly trending mountains with the Sierra Veta Grande to the north and the Sierra de Zacatecas to the south. The city of Zacatecas, the capital of metal rich Zacatecas State, Mexico, is located in a fault line valley that separates the two sierras (Ponce and Clark, 1988). The elevation in the Zacatecas area is approximately 2,400m, and local relief is about 200m. The Zacatecas area is located between forested and sub-tropical regions to the southwest and desert conditions to the northeast. The climate in the region is semi-arid. Vegetation consists of natural grasses, mesquite or huizache and crasicaule bushes. Standing bodies of water are dammed as most streams are intermittent.

4.2 Access to the Property and Proximity to Population Centers

The Cozamin Project is 3.8 km from the city of Zacatecas, and is accessible by two-wheel drive vehicles via paved roads to the property boundary where gravel roads in good condition provide access to most of the property.

4.3 Relevant Climate and Length of Operating Season

The climate in the region is semi-arid with maximum temperatures of about 30°C during the summer season and minimum temperatures in the winter season producing freezing conditions and occasional snow. The rainy season extends from June until September. The average annual precipitation is about 500 mm.

4.4 Availability of Surface Rights, Power, Water and Mining Personnel

Acquired from Bacis, Capstone owns and maintains a 750 t/d mill and service buildings at the Cozamin mine site. The buildings are connected to the local power grid. The area has sufficient water for exploration and mining. Local residents of Zacatecas have a strong mining tradition and provide the Cozamin project with a knowledgeable source of labor. Drilling and mining contractors are available in Durango, Zacatecas and Fresnillo and other areas of Mexico.

The surface land rights belong to the Ejido Hacienda Nueva and the surface land is rented to Cozamin. An Ejido is a local community that has the grazing and farming rights for the land surface. Capstone has a long term lease agreement with the Ejido Hacienda Nueva for the necessary 65 ha of surface rights. Under the terms of the agreement Capstone pays a yearly rental fee of 10,320 Mexican pesos (approx $US 1,300) per ha. The lease agreement expires in June 2014. Capstone is currently negotiating with the Ejido to purchase up to 65 ha in surface rights.

4.5 Potential Areas for Tailings Disposal and Plant Sites

Some of the tailings remaining from previous mining of the Mala Noche vein are stored behind a dam in a creek valley near the Cozamin mill. Future use of the area is currently being evaluated by Vector Engineering. Drainage from the tailings area is monitored to maintain the quality of local water.

As outlined in Section 15.2 below, engineering studies have been undertaken for Capstone by Vector Engineering to design the tailings disposal area for the expanded operation.

5.0 HISTORY

5.1 Prior Ownership and Ownership Changes
In pre-Hispanic times, the area was inhabited by Zacatecan Indians who mined native silver from the oxidized zone of argentiferous vein deposits in the Zacatecas mining district. In 1546, Juan de Tolosa, guided by a local Indian, arrived in Zacatecas (then Lomas de Bracho) to examine argentiferous occurrences. In March 1548, exploitation started at the Albarrada mine on the Veta Grande system. In June 1548, the San Bernabe mine started on the Mala Noche system and in November 1548, production started at Los Tajos del Panuco. The initial operations worked only the oxides for silver and some gold and later the sulfide zones were worked for base and precious metals.

During the Mexican Revolution (1910-1917), mining was essentially halted with flooding and cave-ins limiting access. Foreign companies worked the mines for base metals from 1936 to 1948 but the lack of electric-power, labor problems and low metal prices resulted in closure of unprofitable mines. From 1972, CRM worked mines in the El Bote, La Purisima and La Valencia zones.

A number of old workings are located throughout the project area, but accurate records of early production are not available. Historic production from the Zacatecas district is estimated by the CRM (1992) at 750,000,000 ounces of silver from 20 million tonnes grading over 900 g/t Ag and about 2.5 g/t Au. Lead, zinc and copper have also been recovered but the production and grades were not estimated.

Minera Cozamin was established in 1980 by Penoles to consolidate concession holdings over the Mala Noche structure. Penoles established a 250 t/d mill before vending the property for US$6,800,000 to Minera Argenta, a subsidiary of Bacis, in 1997. Bacis expanded the mill to a 750 t/d flotation plant, and processed 250,000 tonnes of ore grading 1.2% Cu, 90 g/t Ag, 0.5 g/t Au, 1.8% Zn and 0.6% Pb. A significant reduction in metal prices occurred between 1997 and 1999 and Bacis was forced to close the Cozamin mine.

Capstone obtained an option to acquire the Cozamin property in January 2004, and retained Peter Christopher & Associates Inc. to prepare a technical report on the Cozamin Project. In order to evaluate the project and prepare a technical report in the form required by NI 43-101, the Cozamin project was examined by Christopher on September 12th and October 11th 2003. Subject to Christopher's examination, a technical report was prepared for submittal to the TSX Venture Exchange. On January 23, 2004, Capstone received regulatory approval for the option agreement dated January 23, 2004, between Capstone, Compania Minera Bacis, SA de CV, and Cozamin SA de CV. Capstone received the right to acquire an undivided 90% beneficial interest in five advanced phase properties (Cozamin and Promontorio, Montoros, Copala, and Claudia) and one early phase property known as Martha.

5.2 Historical Mineral Resource and Mineral Reserve Estimates
In 1998, sampling of surface and underground workings and surface and underground drilling, was used by Bacis to calculate reserves and resources. The estimates were made by Bacis after purchase by them of the Cozamin Project and are not current estimates. Christopher reported the Bacis DDH indicated reserves as indicated resources to conform to classifications recommended in 43-101. The Bacis reserve figures had not been the subject of a recent feasibility study or quality evaluation, and Christopher presented the vendor's estimates as historic information that could not be considered current reserves or resources for

the Cozamin Project. Christopher summarized and modified the Bacis estimates in Table 5.2.1, as indicated in the footnotes.

Table 5.2.1 Historic Bacis Indicated and Inferred Resources for Mala Noche Vein.

CATEGORY*	TONNES ('000)	GRADE (g/t)		GRADE (%)		
		Ag	Au	Cu	Zn	Pb
Indicated	2,795	85	0.50	0.95	3.16	0.88
Inferred**	3,131	103	0.49	1.41	3.21	0.85

To conform to NI-43-101, the Bacis reserves were reported as Indicated and Inferred resources. Measured resources could not be accurately separated and are reported as indicated resources.

* Classified as Reserves by Bacis but reported by Christopher as Resources.

** Bacis reported Proven, Probable and Indicated Reserves converted to Indicated Resources Bacis's DDH indicated reserves were shown as indicated resources by Christopher. Phase One drilling was used to validate previous drilling and provide additional data to upgrade the resource quality.

Holes drilled by Penoles and Bacis indicate the grade and width of the mineralized zone increases with depth. Previous drilling, the location of historic resources and the location of previously mined ore shoots within the Mala Noche vein system indicated a number of deeper drill targets.

6.0 GEOLOGICAL SETTING

6.1 Regional Geological Setting

The Zacatecas Mining District covers a belt of epithermal and mesothermal vein deposits that contain silver, gold and base metals (Cu, Pb, and Zn). The district is in the southern Sierra Madre Occidental Physiographic Province near the boundary with the Mesa Central Physiographic Province in north-central Mexico. The dominant structural features, that localize mineralization, are of Tertiary age and are interpreted by Ponce and Clark (1988) to be related to the development of a volcanic center and also to northerly trending basin-and-range structures.

The Zacatecas mining district occurs in a structurally complex setting, associated with siliceous subvolcanic and volcanic rocks underlain by sedimentary and metasedimentary rocks. The geologic units of the Zacatecas area include Triassic metamorphic rocks of the Zacatecas Formation and overlying basic volcanic rocks of the Upper Jurassic or Lower Cretaceous Chilitos Formation. The Tertiary consists mainly of a Red Conglomerate unit deposited in Paleocene and/or Eocene times and overlying rhyolitic tuff and intercalated flows that were deposited from Eocene to Oligocine times. Some Tertiary Rhyolite bodies cut the Mesozoic and Tertiary units and have formed flow domes.

Zacatecas Formation

The Zacatecas Formation represents the oldest rocks in the district and appears to be equivalent to the Pimienta Metasediments of Ponce and Clark (1988). The Zacatecas formation, a marine Upper Triassic unit, consists of sericite schists, phyllites, slates, quartzites, metasandstone, flint, metaconglomerate and recrystallized limestone. The unit hosts the El Bote and Pimienta vein systems to the west of the City of Zacatecas.

Chilitos Formation

The Upper Jurassic to Lower Cretaceous Chilitos Formation is composed of andesictic to basaltic volcanic rocks with pillow structures and some limestone lenses. The units are referred to as greenstone of the Zacatecas area and as the Zacatecas Microdiorite by Ponce and Clark (1988).

Zacatecas Red Conglomerate

The red conglomerate is probably of Early Tertiary (Paleocene-Eocene) age and contains fragments of Chilitos and Zacatecas formation rocks. The unit is deposited south of the La Cantera fault in the structural zone occupied by the City of Zacatecas.

Tertiary Volcanic and Volcaniclastic Rocks

Tertiary volcanic rocks are generally associated with and south of the Zacatecas caldera. They are described by the CRM as rhyolitic tuffs with flow intercalations of rhyolite composition that were extruded during the Oligocene to Eocene. Eight units were described by Ponce and Clark (1988) and are shown on Figure 6.2. The CRM (1992) described the eight volcanic units as rhyolite tuff with flow intercalations of rhyolitic composition that originated during the Oligocene to Eocene time. The rhyolitic rocks are reported to have moderate to high silica content and high potassium content.

A very small area of epiclastic deposits (Ted) occur in a road cut near the Bufa flow dome and small areas of chemical sediments (Tcs) are present in the western flank of the Zacatecas caldera (Ponce and Clark, 1988).

Rhyolitic Subvolcanic Bodies
Ponce and Clark (1988) suggest that subvolcanic intrusive phases include silicic subvolcanic bodies, lava-flow domes, intrusive tuffs, ignimbrite bodies, pipes and autoclastic breccias. The rhyolitic subvolcanic bodies, generally as dikes and subvolcanic bodies are structurally controlled by radial or concentric faults and fractures of the caldera structure. The sub-volcanic rhyolitic bodies are concentrated in the central part of the Zacatecas district in a NW-SE trending zone.

6.2 Property Geology
The dominant mineralized vein on the Cozamin Property is the Mala Noche. This vein has been traced for 5.5 km on surface on the property. It strikes approximately E-W and dips on average at 60 degrees to the north. Production from the Mala Noche commenced in 1548. There are at least 18 shafts that provide access to the historical workings at Cozamin. The largest of these is the San Roberto Mine which has a strike length of 1.3km. Mineralization peripheral to these workings was the principal target of Capstone's exploration at Cozamin.

In the period April to August 2004, Capstone surveyed a grid over the entire length of the Mala Noche. Outcrop mapping, magnetic and magnetotelluric surveys were completed using this grid for control.

The host rocks for the Mala Noche Vein are intercalated carbonaceous metasediments and andesitic volcanics ranging in age from Triassic to Cretaceous, and Tertiary rhyolite intrusives and flows. Mineralization in the Mala Noche vein appears to have been episodic. A copper-silver dominant phase was one of the last stages of mineralization. Economically, this is the most important phase of mineralization at Cozamin. In general, this copper-silver phase was emplaced within an envelope of pre-existing vein hosting moderate to strong zinc and lead mineralization and weak silver mineralization. Thus, the host lithology to the vein does not appear to have influenced the strength of the copper-silver phase of mineralization which is typically enveloped by earlier vein material.

The close association of the Mala Noche Vein with rhyolite flow domes and the strength of contained copper mineralization relative to other veins in the Zacatecas District, support the hypothesis that the mineralization at Cozamin is closer to the intrusive center for the entire district than the other Pb-Zn-Ag dominant veins.

6.3 Structural Geology
The Mala Noche vein system occupies a system of anastamozing faults. The mineralized bodies within the Mala Noche appear to be strongest when the disparate faults coalesce into a single fault zone. Results from the initial phase of definition drilling indicate that some of the strongest mineralization in the San Roberto mine rakes to the west at about minus 50 degrees within the vein.

Post mineralization offsets of the Mala Noche vein are minimal and occur along high angle, normal faults that strike northeast.

6.4 Alteration
Moderate propyllitic wall rock alteration is generally limited to 3 meters into the hanging wall and footwall. Gangue minerals in the Mala Noche vein consist of quartz, silica, calcite, chlorite, epidote and minor disseminated sericite. The quartz occurs as coarse grained, quartz druze, coarse crystalline masses, and stockworks of quartz veinlets.
Next Page: Figure 6.2 Local Geology of the San Roberto Mine.


COZAMIN PROJECT
MALA NOCHE VEIN
GEOLOGIC MAP
EXPLANATION
Shale
Andesite
Infered Phyllite
Rhyolite
Aluvion
Vein
Fault
Geologic Contact
Fract
Dip and strigth
Shaft
DDH
VA
Rhy
Qal
GRAPHIC SCALE
0 50 100 150 200 250 500
747000 E
748000 E
749000 E
2524000 N
2523000 N
TIRO SAN ERNESTO
SAN ROBERTO SHAFT
SAN RAFAEL
DDH CG-04-35 ()
DDH CG-04-32 ()
DDH CG-04-31 ()
DDH CG-04-19 (EE)
DDH CG-04-14 (BB)
DDH CG-04-29 (PP)
DDH CG-04-12 (L)
DDH CG-04-08 (W)
DDH CG-04-30 (OO)
DDH CG-04-06
DDH CG-04-05 (J)
DDH CG-04-02
DDH CG-04-01
DDH CG-04-09 (N)
DDH CG-04-33 ()
DDH CG-04-16 (R)
DDH CG-04-34 ()
DDH CG-04-27 (LL)
DDH CG-04-22 (QQ)
DDH CG-04-07 (L)
DDH CG-04-10 (V)
DDH CG-04-26 (V)
DDH CG-04-18 (GG)
DDH CG-04-28 (MM)
DDH CG-04-13 (DD)
DDH CG-04-17
DDH CG-04-25 (RR)
DDH CG-04-23 (HH)
DDH CG-04-20 (II)
DDH CG-04-24 (JJ)
DDH CG-04-36 (YY)

7.0 DEPOSIT TYPE & EXPLORATION CONCEPT

7.1 Mineral Deposit Type

Mineralization in the Mala Noche Vein at San Roberto appears to have been episodic. Early epithermal mineralization and alteration (represented by sulfide pseudomorphs of carbonates such as barite) have been superimposed by higher temperature pyrite and pyrrhotite dominant mineralization in a telescoping, intrusive related, hydrothermal system.

Zinc sulfides dominate in the upper historic workings at San Roberto where historic resources averaged 3.16% zinc, 0.95% copper and 85 g/t silver. At intermediate and deeper levels in the San Roberto mine, copper grades often exceed 3% and associated silver grades are frequently above 150 g/t. Copper-silver mineralization, often associated with high pyrrhotite concentrations, extends at least 350 meters below the historic workings to the deepest Mala Noche Vein intercepts on the property. This mesothermal mineralization has potential to continue for another 350 meters in depth.

7.2 Geological Concept Used For Exploration of the Property

The area with the largest historic workings on the Cozamin Property, the San Roberto mine, was selected as the principal exploration target. Widely spaced exploration drill holes by prior operators at Cozamin suggested that mineralization extended at least 100 meters below level 9; the deepest level developed in the San Roberto Mine which was allowed to flood at the end of 1997. These intercepts indicated that mineralization in the Mala Noche vein had significantly higher copper concentrations beneath the historic mine workings. In 2004, Capstone management decided to drill test the Mala Noche vein beneath the historic workings of the San Roberto Mine. The initial 3 drill sections, comprised of 2 drill holes each, all cut significant economic mineralization over true widths varying from 3.2 to 14.9 meters. These 3 drill sections were distributed over 550 meters of strike extent beneath the historic workings. At that point, Capstone management decided to drill single hole sections every 100 meters beneath the San Roberto workings. These holes targeted the Mala Noche at about the 2150 level which is 65 meters below the historic workings. This strategy resulted in the first 20 exploration holes being distributed over a strike length of 1.4 km. Of these first 20 drill holes, 17 cut significant mineralization that averaged 6.64 meters in true width and had weighted grade averages of 2.61% for copper, 91.25 g/t for silver and 1.38% for zinc.

These significantly higher copper grades and undiminished silver grades were associated with significant pyrrhotite. This reinforced management's conviction that the historic workings at San Roberto are located just above the upper reaches of a large copper-silver mineralizing event of mesothermal character. Subsequent exploration drilling showed that the copper-silver dominant phase of mineralization extends below 1865 masl which is 350 meters below the historic workings.

Next Page: Figure 7.1 Longitudinal Section of the San Roberto Mine.



COZAMIN PROJECT
MALA NOCHE VEIN
LONGITUDINAL SECTION WITH GEOLOGY OF THE HANGING WALL
W
LONGITUDINAL SECTION (EAST - WEST)
E
SAN ERNESTO SHAFT
ROBBINS No. 1
SAN ROBERTO SHAFT
ROBBINS No. 3
ROBBINS No. 4
Elev 2,400 m a s l
Elev 2,065 m a s l
LEVEL 6 - E
LEVEL 8 - E
LEVEL 9 - E
LEVEL 10 - E
KARLA FAULT
ANABEL FAULT
LORENA FAULT
MARGARITA FAULT
GRAPHIC SCALE
0 50 100 150 200 250 500
Explanation
SL Shale
V Andesite
Phy Infered Phyllite
Rhy Rhyolite
Fault
Geologic Contact
Old mine Workings
746700 E
747700 E
748400 E

8.0 MINERALIZATION

8.1 Character of Mineralization on the Property

The Mala Noche vein in the San Roberto mine workings shows contained sulfides to occur as disseminations, bands and masses. Considering the limited exposure of the copper-silver phase of mineralization in the current depths of the mine workings, conclusions about mineralization styles at this point in time are preliminary.

Pyrite is the dominant vein sulfide and typically comprises 15% of the Mala Noche vein in the San Roberto mine. It occurs as fine disseminations and veinlets and as coarse crystalline replacements and pseudomorphs of epithermal carbonates such as barite and calcite.

Pyrrhotite is the second most common sulfide but only in the intermediate and deeper levels of the San Roberto Mine. It occurs as replacement masses, pseudomorphs of platey masses of carbonates (barite) and acicular replacements. It often occurs as an envelope to, or intermixed with, strong chalcopyrite mineralization.

Chalcopyrite is the only copper sulfide recognized megascopically at San Roberto. Like pyrrhotite, it is more common at the intermediate and deeper levels of the mine. It occurs as disseminations, veinlets and replacement masses. These masses appear to be fractured and brecciated at intermediate levels in the mine. Chalcopyrite has a strong correlation with higher silver grades.

Sphalerite is the most common economic sulfide at higher levels in the San Roberto Mine. Most of the sphalerite is marmatitic. It occurs as disseminations and coarse crystalline masses and is often peripheral to the chalcopyrite-dominant portion of the vein.

Galena is less common than sphalerite but generally associated with it. Where it is abundant, it occurs as coarse crystalline replacement masses. Fine crystalline disseminations and masses of galena tend to be more argentiferous than the coarse crystalline galena.

Arsenopyrite is not usually visible megascopically. It occurs most often as minor inclusions in pyrite.

Argentite is the most common silver mineral. It has been identified microscopically as inclusions in chalcopyrite and pyrite. Assays indicate that it is probably present also in sphalerite and galena in the upper levels of the mine.

Bismuth and silver selenides also occur as inclusions predominantly in chalcopyrite and pyrite.

9.0 EXPLORATION AND DRILLING

9.1 Exploration

Work by Capstone commenced with geological and engineering examinations by Capstone directors Peter Kuhn, P.Eng. and Jack Marr, P.Geo. in 2003. Site examinations were conducted by Peter Christopher in September and October 2003 and 2004. Surface exploration and the Phase 1 drilling program were started in March 2004 under the supervision of qualified person (QP) Hugh Willson, Capstone's VP of exploration.

Summaries of the three phases of work at Cozamin are presented below.

Phase 1: 2004 exploration program budget $ 1,250,000 (completed March-September, 2004):

- Mapped trend of 5.5 km Mala Noche Vein System;
- Completed CSAMT (8 line kilometers) and NSAMT (16 line kilometers) with magnetic survey (26 line kilometers) over Mala Noche Vein System;
- Completed Phase 1, 7,484.44 meter drill program (Holes CG-04-01 to CG-04-19) that mainly tested below level 10 (2160M.) below old workings in the San Roberto Mine; 250 – 350m below surface.
- Completed an independent review (Hawthorne, 2004) of the existing plant and mill to determine cost of rehabilitation and expansion; (filed on SEDAR and www.capstonegold.com)
- Established a team of 7 mining and exploration professionals based in Zacatecas.

Phase 2: 2004/2005 exploration program budget $ 2,500,000 (Completed August 2004-March 2005):

- Drafted QA/QC protocol for the project
- Completed Phase 2 10,446.55 meter surface drill program (Holes CG-04-20 to CG-04-37) that mainly tested at elevations between 1900m and 2050m level below old workings in the San Roberto Mine.
- Dewatered the underground workings.
- Established a team of mining professionals at Cozamin and in Vancouver.
- Rehabilitated the San Roberto hoist, headframe and shaft.
- Prepared the Cozamin mine/mill for development.
- Completed metallurgical test work by SGS Lakefield on Capstone's diamond drill core.
- Further evaluated geophysical results

Phase 3: Underground Rehabilitation, Drill Site Preparation and Drilling

- Process Research Associates Ltd. undertook additional metallurgical studies completed on samples from underground resource blocks.
- Started the upgrade of the Cozamin Processing Plant.
- Undertook an environmental impact assessment (MIA), an impact study for land use (ETJ) and a risk assessment (ER) to SEMARNAT, the Mexican federal regulatory agency in charge of environmental issues all under the supervision of Nimbus Management Ltd. of Vancouver and Clifton Associates Ltd. of Guadalajara, Mexico.
- Underground definition drilling started on March 27, 2005 with holes CG-05-U01 to CG-05-U68 completed by August 31, 2005 (Capstone's corporate year end);

- Underground development included over 1,500 meters of crosscuts, surface and underground access ramps and 19 drill stations completed by September 2005.
- From September 1, 2005 to October 31, 2005, 170 m of drifting to the east on level 9 have been completed. In preparation for extraction of the level 9 east stope area, drifting and sampling in the vein have been initiated. An additional 400 m of drifting, planned for level 9, are expected to be completed by the end of February, 2006. Ramping to the future level 10, 60 m below level 9, has been started with the rehabilitation of a previous ramp and the driving of 160 m of new ramp (completed).
- The portal for the San Ernesto spiral ramp has been established and 150 m of down ramp driven. From underground, 250 m of up ramp have been rehabilitated and 15 m driven with connection and completion expected by the end of February 2006 (completed).
- Underground definition drill holes CG-05-U68 to CG-05-U93 and CG-05-U95 were completed between September 1, 2005 and October 31, 2005 with 94, Phase 3 underground holes totaling 12,314.62 m completed by October 31, 2005. Assays were pending at the time of preparation of this report.

At the end of October 2005, Capstone's investment in the Cozamin Project totaled about Cdn$9,400,000.

9.2 Drilling

9.2.1 Previous Drill Results

Drilling conducted by Penoles and Basis was mainly directed at locating and expanding mineable reserves to feed the Cozamin mill. Several exploration holes, completed by Basis and Penoles below the developed levels of the mine, influenced the location of 2004 holes. The results of the historic deeper holes are summarized in Table 9.2.1.

Table 9.2.1 Summaries of Previous Drill Holes

Hole #	Length METERS	Intersection	Cu%	Pb%	Zn%	G/t	
						Au	Ag
DIAMOND DRILL HOLES DONE BY COZAMIN BEFORE BACIS							
CZM-#1	229.50	4.2m				0.26	
CZM-#2	389.45	3.1m	2.9	1.13	4.48	0.20	53
CZM-#3	331.37	5.4M	2.47	0.53	2.32	0.25	123
CZM-#4	210.45	NA	0.48	0.17	9.56	0.10	21
CZM-#6	200.00	8.02M	3.32	1.36	2.57	NA	NA
CZM-#8	359.65		1.34	0.03	0.67		27.6
DIAMOND DRILL HOLES BY PENOLES							
SR-1	231.6	1.1M	2.54	0.16	0.02	0.17	20
SR-2	330.84	14.2	1.4	NA	1.29	0.40	118
SR-3	257.12	14.75	1.49	0.22	0.39	0.40	109
SR-4	251.16	3.5	0.48	0.17	9.56	0.01	21
SR-5	420.2		3.37	0.08	0.25	0.40	103

NA= NOT AVAILABLE; CZM-3 SAME AS ZC-92; CZM-1 SAME AS BDD

9.2.2 Capstone Surface Exploration Drilling 2004-2005

In order to avoid the cost of dewatering the San Roberto workings, Capstone undertook exploration drilling from surface. In 2004, Capstone completed 7,484.44 meters in 19 diamond drill holes (CG-04-1 to CG-04-19). The drilling was conducted by starting each hole with HQ diameter core and then reducing to NQ core using a Longyear 38 drill contracted from Britton Brothers. The Phase 1 drilling was started in April 2004 and was successfully completed in September 2004.

An 8,000 meter Phase 2 diamond drilling program started in October 2004 with a Longyear 44 drill contracted from Britton Brothers to drill deeper holes. The Phase 2 program consisted of 18 holes and was successfully completed by February 2005, bringing the total number of surface holes to 37. All results have been released to the public. Significant results from the surface exploration program are presented in Table 9.2.

Next Page: Figure 9.1 Plan of Capstone's Surface Exploration Drill Holes.



SAN GIL
LA SIERPE
ZARAGOZA
2,524000 N
N
S
E
W
DDH CG-04-32 ()
DDH CG-04-35 ()
DDH CG-04-19 (EE)
DDH CG-04-31 ()
DDH CG-04-14 (BB)
DDH CG-04-12 (L)
DDH CG-04-29 (PP)
DDH CG-04-08 (W)
DDH CG-04-06
DDH CG-04-30 (QQ)
DDH CG-04-05 (J)
DDH CG-04-09 (N)
DDH CG-04-16 (R)
DDH CG-04-33 ()
DDH CG-04-11 (I)
DDH CG-04-34 ()
DDH CG-04-21 (NN)
DDH CG-04-15 (P)
DDH CG-04-27 (LL)
DDH CG-04-22 (OO)
DDH CG-04-07 (L)
DDH CG-04-10 (V)
DDH CG-04-26 (V)
DDH CG-04-18 (GG)
DDH CG-04-13 (DD)
DDH CG-04-28 (MM)
DDH CG-04-17(FF)
DDH CG-04-25 (RR)
DDH CG-04-23(HH)
DDH CG-04-20 (II)
MALA NOCHE VEIN LEVEL
MALA NOCHE VEIN SURFACE
INTERCEPT PROJECTED TO 2150 LEVEL
COZAMIN PROJECT
CAPSTONE GOLD S.A. DE C.V.
C

Table 9.2.2 Significant Capstone Drill Results For Surface Exploration Holes

NQ Core Hole#	From (m)	To (m)	Interval (m)	Intersection True Width (m)	Ag g/t	Cu %	Zn %
CG-04-01	287.5	296.0	8.5	3.2	126.6	1.9	2.9
CG-04-02	306.8	312.0	5.2	4.2	129.1	2.9	0.7
CG-04-03	326.2	341.4	15.2	14.9	99.6	4.4	0.3
CG-04-04	340.0	349.8	9.8	7.2	40.9	2.1	2.6
Includes	346.8	349.0	2.2	2.1	67.3	3.4	4.1
CG-04-05	351.0	356.8	5.8	5.5	62.9	1.1	0.9
Includes	353.9	356.3	2.4	2.4	135.3	2.5	1.6
CG-04-06	417.4	426.3	8.9	6.9	62.2	1.5	0.2
Includes	417.0	419.3	2.3	1.8	185.4	2.9	1.2
CG-04-07	377.0	380.0	3.0	2.7	82.1	0.9	13.9
Includes	377.0	379.0	2.0	1.8	119.1	1.2	10.5
CG-04-08	336.8	340.0	3.2	2.8	97.8	1.6	1.6
CG-04-10	483.3	496.2	12.9	9.0	107.6	2.5	1.9
Includes	488.1	495.3	7.2	5.0	148.1	3.4	2.1
CG-04-11	367.6	373.9	6.3	5.6	126.1	2.5	2.6
Includes	369.7	372.0	2.3	2.0	258.8	4.3	2.4
CG-04-12	291.5	296.8	5.3	4.0	115.9	2.9	0.9
Includes	291.5	295.0	3.5	2.7	153.6	3.7	1.2
CG-04-13	321.8	333.5	11.7	8.9	134.0	1.4	1.6
Includes	330.4	333.5	3.1	2.4	279.1	1.8	1.4
CG-04-15	294.9	302.8	7.9	6.0	75.5	4.9	0.2
Includes	296.6	299.1	2.5	1.9	133.6	8.7	0.8
CG-04-16	317.4	321.9	4.5	3.9	62.2	1.5	0.5
CG-04-18	344.4	361.4	17.0	14.1	82.2	3.9	0.4
Includes	347.2	354.9	7.7	6.4	145.6	7.0	0.4
CG-04-19	190.4	198.3	7.9	6.0	58.2	1.6	2.2
Includes	191.8	194.1	2.3	1.7	106.0	4.4	0.5
CG-04-20	312.7	321.0	8.3	6.8	100.3	1.4	4.8
Includes	317.6	320.7	3.1	2.6	138.7	1.9	2.7
CG-04-21	464.6	476.8	12.2	8.5	11.1	0.2	5.9
CG-04-22	450.7	452.3	1.6	1.4	30.2	1.7	0.1
CG-04-23	135.0	135.7	0.7	0.6	30.5	0.0	3.8
CG-04-24	417.0	417.9	0.9	0.8	18.2	0.1	9.4
CG-04-25	267.8	269.4	1.6	1.4	43.0	0.2	4.5
CG-04-26	647.0	653.2	6.2	4.6	32.0	2.0	0.1
Includes	647.0	649.9	2.9	1.9	41.4	2.8	0.1
CG-04-27	589.8	593.7	3.9	5.9	62.1	1.8	0.8
Includes	585.8	593.7	7.9	2.9	91.6	2.5	1.4
CG-04-28	639.3	644.4	5.1	3.8	40.8	2.0	0.1
Includes	642.0	644.4	2.4	1.8	62.3	3.0	0.2
CG-04-29	510.2	512.9	2.7	3.2	158.9	5.5	1.1
Includes	510.5	513.9	3.4	2.1	219.5	7.6	0.9
CG-05-33	666.2	668.2	2.0	1.7	14.0	0.2	8.0
CG-05-34	104.1	111.1	7.0	6.0	37.0	0.0	6.9
and	565.9	572.5	6.6	6.1	40.0	1.7	0.1
CG-05-35	252.6	254.3	1.7	1.5	79.8	0.9	3.7

9.2.3 Capstone Underground Definition Drilling 2005-2006

Capstone commenced a 15,000 m Phase 3 underground definition drilling program in March 2005. Up to 4 underground drill rigs from two drilling contractors (Canrock and Tecmin) were employed in this NQ core drilling program. To date, 115 holes have been completed and results from 101 holes have been released to the public. The vein pierce points of the definition drill holes are presented in Figure 9.2.3.

Table 9.2.3 Significant Drill Results From Underground Definition Holes

COZAMIN PHASE III UNDERGROUND DRILL RESULTS

NQ Core Hole#	From (m)	To (m)	Interval (m)	Intersection True Width (m)	Ag g/t	Cu %	Zn %	Pb %
CG-05-U02	43.8	50.0	6.2	6.0	95.8	2.2	0.7	0.3
CG-05-U03	54.8	61.9	7.1	5.5	95.6	1.6	0.7	0.2
CG-05-U04	62.0	68.4	6.4	3.9	82.4	1.1	0.8	1.6
CG-05-U05	42.1	55.0	12.9	10.9	110.8	1.3	1.0	1.9
CG-05-U06	49.3	58.3	9.0	6.7	122.2	1.7	1.1	1.6
CG-05-U07	32.0	35.7	3.7	3.4	105.9	0.6	7.5	8.4
and	46.3	51.0	4.7	4.3	63.2	1.5	0.6	0.2
CG-05-U08	40.5	43.1	2.6	1.9	144.6	1.2	9.2	12.8
and	50.0	53.7	3.7	2.7	56.4	1.2	0.9	1.0
CG-05-U09	50.8	52.0	1.2	1.2	90.3	2.5	0.0	0.0
CG-05-U10	49.8	57.3	7.5	6.8	67.2	2.2	0.5	0.1
CG-05-U11	52.9	66.7	13.8	10.6	59.2	2.1	0.1	0.0
CG-05-U12	57.5	63.3	5.8	3.8	23.0	1.7	0.1	0.0
CG-05-U13	30.8	32.7	1.9	1.5	6.1	0.0	3.2	0.0
CG-05-U17	40.6	52.4	11.8	8.7	132.7	1.3	0.5	1.6
CG-05-U18	39.7	53.0	13.3	9.7	94.1	1.3	0.6	0.5
CG-05-U19	39.8	62.1	22.3	18.5	104.7	1.3	1.5	3.5
CG-05-U20	45.9	50.6	4.7	3.2	233.0	1.5	0.9	3.9
and	66.0	75.6	9.6	6.5	139.5	1.9	0.4	0.6
CG-05-U21	50.5	55.2	4.7	2.9	122.9	1.5	2.1	0.5
CG-05-U22	68.7	73.3	4.6	1.8	31.4	1.5	0.1	0.0
CG-05-U25	55.8	63.3	7.5	3.5	90.9	1.3	0.6	0.2
CG-05-U26	51.4	54.4	3.0	2.3	73.5	1.4	2.5	0.0
CG-05-U27	42.3	49.3	7.0	6.9	82.8	1.4	4.3	0.1
CG-05-U29	57.9	61.3	3.4	2.6	105.2	1.6	1.7	0.6
CG-05-U30	63.8	69.5	5.7	3.7	106.2	2.1	2.4	0.2
CG-05-U31	52.5	61.5	9.0	6.8	51.5	0.6	4.7	0.6
CG-05-U32	86.0	102.0	16.0	2.3	134.7	2.8	3.4	0.6
CG-05-U33	65.0	70.0	5.0	2.8	82.7	0.9	3.0	0.6
CG-05-U34	115.0	132.5	17.5	14.8	138.0	2.5	1.0	0.2
CG-05-U35	144.0	165.5	21.5	14.6	88.9	2.2	0.4	0.6
CG-05-U36	116.5	127.5	11.0	7.1	142.6	4.2	3.1	0.9
CG-05-U37	161.0	167.5	6.5	2.4	36.2	2.1	1.1	0.0
CG-05-U38	131.8	143.0	11.2	9.0	90.7	2.3	1.3	2.3
CG-05-U39	155.0	175.9	20.9	7.8	96.1	2.8	1.3	0.2
CG-05-U40	143.3	149.3	6.0	3.8	75.9	2.4	2.9	0.1

NQ Core Hole#	From (m)	To (m)	Interval (m)	Intersection True Width (m)	Ag g/t	Cu %	Zn %	Pb %
CG-05-U42	123.5	132.3	8.8	6.7	52.5	1.5	1.5	0.6
CG-05-U43	129.3	134.3	5.0	3.1	81.2	2.7	0.5	0.1
CG-05-U44	110.0	115.3	5.3	3.6	58.8	2.1	0.1	0.0
CG-05-U45	114.0	127.0	13.0	10.5	106.6	2.9	1.3	0.3
Including	115.5	120.5	5.0	4.9	151.7	3.4	2.4	0.7
CG-05-U46	113.5	128.8	15.3	12.0	193.2	3.4	1.0	1.8
Including	120.8	126.8	6.0	4.7	360.9	5.9	0.5	3.2
CG-05-U47	104.0	112.8	8.8	7.2	46.4	1.8	0.1	
Including	108.3	112.3	4.0	3.3	78.0	3.1	0.1	
CG-05-U48	141.3	155.0	13.7	11.3	93.4	2.0	0.7	0.9
CG-05-U50	108.5	123.5	15.0	10.4	84.1	1.9	1.9	
Including	116.0	123.5	7.5	5.2	93.9	3.2	3.2	
CG-05-U51	93.8	96.8	3.0	2.8	54.3	1.3	0.1	0.1
CG-05-U52	115.5	122.0	6.5	5.5	34.1	1.0	5.1	0.2
CG-05-U53	170.0	179.8	9.8	2.3	98.7	2.0	1.6	0.9
CG-05-U54	169.0	184.5	15.5	7.7	70.6	3.9	0.1	
Including	177.5	184.0	6.5	3.2	114.4	6.7	0.2	
CG-05-U55	77.5	80.5	3.0	2.0	47.5	0.3	3.0	0.9
CG-05-U56	54.0	59.0	5.0	4.8	100.2	1.3	3.5	0.4
CG-05-U58	67.3	79.0	11.7	7.9	96.3	2.4	2.9	0.2
Including	74.5	79.0	4.5	3.0	175.4	4.6	2.2	0.1
CG-05-U59	60.5	64.0	3.5	2.7	54.5	1.2	4.5	0.4
CG-05-U60	75.5	79.3	3.8	2.0	145.5	1.6	5.2	4.9
CG-05-U61	181.5	193.0	11.5	5.3	40.5	2.4	0.2	
Including	188.5	192.5	4.0	1.8	83.1	4.8	0.2	
CG-05-U62	122.0	147.0	25.0	16.2	90.2	3.3	0.8	0.2
Including	127.5	137.0	9.5	6.1	123.0	5.0	0.4	
CG-05-U69	175.5	185.0	9.5	2.9	37.0	2.1	0.4	
CG-05-U70	116.0	123.5	7.5	6.8	113.6	4.5	0.2	
CG-05-U71	170.5	180.5	10.0	5.0	78.9	4.2	0.6	
Including	170.5	175.5	5.0	2.5	145.2	7.7	0.7	
CG-05-U72	167.5	174.5	7.0	3.8	190.8	5.4	1.4	
Including	171.0	174.5	3.5	1.9	219.6	8.5	0.5	
CG-05-U73	99.0	126.0	27.0	19.7	60.7	2.0	0.3	
Including	102.0	106.7	4.7	3.4	141.9	2.8	1.0	
CG-05-U74	50.5	54.5	4.0	4.0	104.9	2.1	2.7	

NQ Core Hole#	From (m)	To (m)	Interval (m)	Intersection True Width (m)	Ag g/t	Cu %	Zn %	Pb %
CG-05-U75	155.5	163.5	8.0	5.6	147.7	8.3	0.3	0.2
CG-05-U76	72.5	91.5	19.0	13.7	88.4	2.7	0.8	
Including	84.0	91.0	7.0	5.1	115.1	4.0	0.1	
CG-05-U77	252.8	257.0	4.2	1.6	46.1	1.1	1.7	0.1
CG-05-U78	95.0	107.0	12.0	11.2	91.3	3.3	1.7	0.4
CG-05-U79	162.3	165.5	3.2	2.3	86.9	2.1	2.8	0.1
CG-05-U80	198.0	214.5	16.5	7.8	60.6	3.1	0.9	0.1
Including	205.0	214.0	9.5	4.5	83.0	4.6	1.0	0.1
CG-05-U81	107.0	110.8	3.8	2.6	81.1	2.1	0.3	0.1
and	129.3	135.0	5.7	3.9	81.3	2.0	0.1	0.9
CG-05-U82	188.3	197.0	8.7	4.5	pending	2.9	0.6	0.1
CG-05-U83	175.0	189.0	14.0	6.5	93.0	3.3	0.7	0.1
Including	176.5	182.0	5.5	2.6	159.7	6.7	0.3	0.0
CG-05-U84	147.5	155.8	8.3	5.6	86.5	4.0	2.2	0.4
Including	148.0	150.5	2.5	1.7	185.6	9.5	0.3	0.1
CG-05-U85	176.8	185.0	8.3	3.6	78.2	2.1	1.5	0.1
Including	181.0	185.0	4.0	1.7	110.4	3.4	1.9	0.1
CG-05-U86	187.5	192.0	4.5	1.7	56.3	1.8	0.2	0.1
CG-05-U87	159.0	169.0	10.0	4.5	84.8	2.1	1.9	0.2
Including	162.5	166.5	4.0	1.8	137.3	3.8	2.2	0.4
CG-05-U88	181.5	193.0	11.5	5.4	93.3	2.8	1.6	0.1
Including	184.8	189.0	4.2	2.0	173.6	4.8	1.3	0.2
CG-05-U91	166	170.25	4.25	1.51	60.0	2.8	0.5	0.02
CG-05-U93	58	70.5	12.5	6.65	116.2	1.1	1.7	0.5
including	64.0	69.5	5.5	2.93	185.3	1.3	2.4	0.7
CG-05-U94	286	303.5	17.5	9.8	114.7	6	1.1	0.1
Including	291.5	303	11.5	6.5	141.6	7.7	0.6	0.1
CG-05-U68	124	130	6	3.65	108.1	2.9	1.3	0.07
CG-05-U83	175	189	14	6.54	93	3.3	0.7	0.1
including	176.5	182	5.5	2.57	159.7	6.7	0.3	0.03
CG-05-U91	166	170.25	4.25	1.51	60	2.8	0.5	0.02
CG-05-U93	58	70.5	12.5	6.65	116.2	1.1	1.7	0.5
including	64	69.5	5.5	2.93	185.3	1.3	2.4	0.7
CG-05-U96	248.5	261	12.5	6.3	68.6	3	1.1	0.06
including	254	257.5	3.5	1.76	128.2	5.9	1.6	0.05
CG-05-U97	235	241.25	6.25	3.34	31.4	1.1	0.3	0.03
CG-05-U98	270.5	279.25	8.75	3.19	128.8	4.4	2.5	0.6
including	271	274.5	3.5	1.27	196.9	7.4	0.5	0.1
CG-05-U99	204.5	218.5	14	9.52	73.7	3	0.5	0.1
including	212	216.5	4.5	3.06	136.2	5.5	1.2	0.04
CG-05-U101	226.5	251.5	25	7.88	114.9	4.7	1	0.4
including	232.25	239	6.75	2.13	207	9.3	1.2	0.4
CG-05-U103	139	149.5	10.5	5.4	245.8	2.8	3.8	9
and	175.25	182.5	7.25	3.73	113.4	4.7	0.3	0.06

Figure 9.2 Pierce points for Capstone's Phase 1, 2, & 3 Drilling below San Roberto Mine.


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
SAN ERNESTO SHAFT
UPPER ZONE
LOWER ZONE
Level 9
Level 8 - E
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005-2006
CAPSTONE MINING CORP.

10.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

10.1 Sampling Personnel and Security

Drill core at Cozamin is handled only by Capstone personnel once it leaves the drill rig. Tops for the core boxes are secured by metal strapping and the core is transported directly to the secure core logging facility by Capstone personnel. The cores are photographed before logging and sampling. The logging and sampling are completed in a timely fashion which is typically less than 5 days from arrival in the core logging facility. Samples are sawed at the facility and immediately secured. The samples are transported to the SGS sample preparation facility in Durango by Capstone personnel.

10.2 Sample Preparation and Analytical Procedures

A core sample is dried (if necessary) and then the entire sample is crushed to 75% passing 2mm. A 250 g subsample is then taken and pulverized to 90% passing 75 microns. Rejects from the sample preparation are returned to Cozamin and stored below freezing in a refrigerated room to prevent oxidation. These rejects are then available and appropriate for metallurgical tests.

Copper, zinc and lead are analyzed by sodium peroxide fusion with an ICP-OES finish. All samples above 10% are re-analyzed using the same procedure but calibrated for ore grades.

Silver is analyzed by 4 acid digestion with an AAS finish.

Gold is assayed using a 30 g charge with an AAS finish.

10.3 Data Verification

Christopher conducted a site visit to the Cozamin Property on November 11th and 12th, 2004 to review core handling procedures and to collect independent samples for verification at a referee laboratory. Christopher selected and supervised the splitting of 24 previously assayed intervals and secured the samples and delivered the samples to Acme Analytical Laboratories Ltd. in Vancouver. Capstone initially had every sample prepared by Chemex in Guadalajara, analyzed by Chemex in Vancouver and check analyzed by BSI Inspectorate in Reno, Nevada. Samples are presently prepared by SGS in Durango, analyzed by SGS in Toronto and check analyzed by Chemex in Vancouver.

Table 10.2 Christopher's 2004 Check Samples from Capstone Drill Core.

Sample	Hole/ CG#	Interval	Cu%	Zn%	Au g/t	Ag g/t	Cu% (Capstone)	Ag g/t (Capstone)	Comments
178551	CG26/ 2940	647.00-647.50	2.30	0.07	0.02	39	3.23	52.2	>100ppm W
178552	"/ 2941	647,50-648.00	2.11	0.07	0.02	33	2.06	29.5	
178553	"/ 2942	648.00-648.60	3.65	0.10	0.03	58	2.60	39.6	
178554	"/ 2943	648.60-649.05	6.56	0.20	0.04	93	4.92	66.7	
178555	CG27/ 3019	585.80-586.10	3.45	0.26	0.05	73	5.11	106.0	
178556	"/ 3020	586.10-586.40	3.04	0.27	0.02	69	2.34	46.0	>100ppm W
178557	"/ 3021	586.40-586.74	1.03	0.07	0.01	24	0.86	19.7	
178558	"/ 3044	593.44-593.74	4.61	17.87	0.07	160	3.14	138.0	
178559	CG05/ 1366	354.20-354.50	2.90	1.93	0.17	251	2.51	184.0	
178560	"/ 1367	354.50-354.75	3.39	0.18	0.16	176	4.70	171.0	
178561	"/ 1368	354.75-355.00	2.84	0.13	0.30	114	2.79	132.0	
178562	"/ 1369	355.00-355.30	4.67	1.84	0.19	583	4.90	200.0	
178563	"/ 1370	355.30-355.60	1.97	4.92	0.15	160	1.35	91.0	
178564	CG02/ 1171	311.25-311.55	2.21	1.06	0.04	161	2.45	203.4	
178565	"/ 1172	311.55-311.95	0.21	2.38	0.03	79	0.20	103.0	
178566	"/ 1162	308.65-309.0	5.41	1.46	0.12	252	6.05	219.2	
178567	"/ 1155	306.60-306.80	0.15	0.04	0.04	6	0.25	9.2	
178568	"/ 1156	306.80-307.05	4.22	0.12	0.72	160	4.80	219.4	
178569	"/ 1157	307.05-307.35	6.54	0.21	0.07	154	5.70	160.0	
178570	"/ 1158	307.35-307.85	5.12	0.16	0.31	183	7.25	220.3	
178571*	CG06/ 1420	417.80-418.20	4.18	1.18	0.29	282	0.67	440.0	>100ppm W; lab check required.
178572	"/ 1421	418.20-418.60	6.01	2.05	0.35	407	4.09	231.0	>100ppm W
178573*	"/ 1422	418.60-419.00	0.63	1.30	0.35	63	4.16	120.0	Sample requires check by lab and at site.
178574	"/ 1423	419.00-419.30	0.507	2.88	0.10	37	8.60	144.0	Sample requires check by lab and at site.

10.4 QA/QC for 2005 Drilling

During the 2005 underground drill program a program of blanks, standards and duplicates was instituted on the Cozamin Project.

Blanks

Samples of cement were submitted on a regular basis within the regular sample stream to check on laboratory procedures and identify contamination if it exists. A total of 144 blanks were submitted and by far the most fell within allowable limits. Figures15.3.1 shows the plot for copper while the remaining plots are included in Appendix 1.

One sample 17294 from CG-05-44 was contaminated in all elements. In addition a few samples had anomalous values in Zn, Au, and Ag. SGS was instructed to re-assay first the pulps followed by re-assays of rejects to resolve these problems.


Cu assays in Blanks
Cu (ppm)
40000
35000
30000
25000
20000
15000
10000
5000
0
1 8 15 22 29 36 43 50 57 64 71 78 85 92 99 106 113 120 127 134 141
Sample Number

Figure 10.3.1: Cu assays in Blank Samples 2005 Drill Holes.

Standards

Three standards numbered 4757, 4759 and 4787 were prepared and sent to 5 different laboratories for assays. Each lab assayed for Cu, Pb, Zn, Au and Ag a number of times. The umpire laboratories were SGS, Chemex, Acme, Assayers, and BSI.
The results for the combined umpire assays for each element in each standard are presented below in Table 15.3.1.

Table 10.3.1 Umpire Assays for Cozamin Standards.

	Au (ppb)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
	LOW GRADE STANDARD 4759				
Upper Limit 2 STD	211.1	27.15	0.58	0.03	0.68
Mean	200.3	24.42	0.55	0.01	0.65
Lower Limit 2 STD	189.5	21.68	0.52	0.00	0.63
	MEDIUM GRADE STANDARD 4757				
Upper Limit 2 STD	79.5	67.50	1.37	0.05	0.89
Mean	70.2	60.04	1.31	0.03	0.86
Lower Limit 2 STD	61.0	52.58	1.25	0.02	0.82
	HIGH GRADE STANDARD 4787				
Upper Limit 2 STD	126.0	236.79	3.61	0.19	2.91
Mean	109.4	212.46	3.45	0.17	2.78
Lower Limit 2 STD	92.9	188.13	3.29	0.15	2.65

The results for copper are shown below for each standard as Figures 15.3.2-15.3.4. The remaining plots for each standard in Pb, Zn, Ag and Au are shown in Appendix 1.


COPPER IN STANDARD 4759
Cu (ppm)
40000
35000
30000
25000
20000
15000
10000
5000
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49
Sample Number

Figure 10.3.2 Copper assays for Low Grade Standard 4759.


COPPER IN STANDARD 4757
35000
30000
25000
20000
15000
10000
5000
0
Cu (ppm)
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43
Sample Number

Figure 10.3.3 Copper assays for Medium Grade Standard 4757.


COPPER IN STANDARD 4787
40000
35000
30000
25000
20000
15000
10000
5000
0
Cu (ppm)
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52
Sample Number

Figure 10.3.4: Copper assays for High Grade Standard 4787.

In almost all cases the samples falling outside acceptable limits "busts" can be explained by incorrect labelling as all 5 variables in each case plot within acceptable limits for other used standards. For example, two samples (Sample numbers 5331 and 15716) that are below limits for high grade Standard

4787 are probably incorrectly numbered and should be medium grade Standard 4757 as their values plot within acceptable limits for this Standard. Likewise sample 16418 for the medium grade Standard 4757 is probably tagged incorrectly and should be high grade Standard 4787 while sample 17888 should be low grade Standard 4759. The same is true for 3 "busts" in the low grade Standard 4759 where samples 16025 and 16580 should probably be Standard 4787 and sample15673 should probably be medium Standard 4757. These "busts" should be examined and confirmed. The remaining samples for the most part plot well between the limits of expected mean ± 2 standard deviations indicating good accuracy for the primary laboratory.

Lab Duplicates

The primary laboratory for the 2005 underground drill program was SGS Mineral Services in Toronto, Ontario. A second split of the pulp was assayed for Cu, Pb, Zn, Ag and Au on about a one in ten frequency. The comparison between the check assay and the original assay are shown as scatter plots in Appendix 1.

Copper

A total of 338 Lab rechecks for copper were very good with a correlation coefficient of 0.9987. The best fit regression line mirrored the equal value line indicating no bias was present. There is very little scatter about the equal value line with the sampling precision calculated at 14 %.

Silver

For silver 294 pulps were re-assayed by SGS. There is reasonably good agreement between both data sets with a correlation coefficient of 0.9789. The scatter plot shows the best fit regression line pulled above the equal value line by a few high assays. There is no indication of any bias, however with the points equally scattered on both sides of the equal value line. The sampling precision for silver is 5.9%.

Zinc

Zinc duplicates were taken for 338 samples. Zinc data had 3 outliers caused by one set of data reporting Zn at >10000 ppm and the other with an actual assay that could be up to 3 times this value. When these three duplicates were removed the best fit regression line mirrored the equal value line indicating no bias. The correlation coefficient was excellent at 0.9980 and the sampling precision was 19.9%.

Lead

Lead was re-assayed for 338 samples with again two outliers identified where one value was >10000 and the other was a much higher assayed value. When these outliers were removed the best fit regression line mirrored the equal value line and the correlation coefficient was excellent at 0.9994. Sampling precision on lead was 28 %.

Gold

A total of 328 samples had recheck assays completed for gold. The best fit regression line is slightly above the equal value line but there is no indication of bias. The correlation coefficient is very good at 0.9937. The sampling precision is 35% indicating more scatter about the equal value line.

Inter Lab Duplicates

As a further test of accuracy a set of 69 pulps were sent from SGS to Chemex for re-analysis. The results are presented as a series of scatter plots in Appendix 1. In general there is no bias between labs indicated

but the sampling variability as measured by the sampling precision is much higher than demonstrated by internal lab checks. This is not unusual as the samples are blind to the second lab and laboratory procedures are different.

Copper

The 69 duplicate samples showed no bias with the best fit regression line through the data slightly below the equal value line. There is clearly no bias indicated but far more scatter about the equal value line. The correlation coefficient is 0.7909 and the sampling precision a much higher 133%.

Silver

The 69 duplicates analyzed by both labs showed better agreement than copper and no bias with the best fit regression line slightly below the equal value line. The correlation coefficient is 0.9643 and sampling precision is 60%.

Zinc

A total of 68 samples were assayed for zinc at both labs. The best fit regression line is pulled below the equal value line by the highest two samples. There is no bias indicated. The correlation coefficient is 0.9598 and the sampling precision is 105%.

Lead

A total of 69 sample pulps were re-assayed at Chemex and one very high assay pulls the regression line below the equal value line. Again there is no indication of any inter lab bias. The correlation coefficient is 0.9570 and sampling precision is a very high 309% based on the few very high values relative to the majority of data.

Gold

Gold re-assays in 69 samples show no bias with the best fit regression line mirroring the equal value line. There is however considerable scatter about this equal value line with a correlation coefficient of 0.7401 and a sampling precision of 202 %.

In summary the QA/QC results completed on the Cozamin Project show proper sampling handling, reasonable accuracy and sampling precision for a high grade sulphide vein. No sampling or analytical bias is evident. The conclusion of the Christopher report was that the data is suitable for resource estimation. The writer concurs with this opinion.

11.0 Mineral Processing and Process Testing

Mineral Processing

A 750 t/d flotation plant was installed by Bacis, and processed 250,000 tonnes of ore grading 1.2% Cu, 90 g/t Ag, 0.5 g/t Au, 1.8% Zn, and 0.6% Pb. Production was 2,370 tonnes of copper, 495,000 oz of silver, 2,013 oz of gold, 2,802 tonnes of zinc and 856 tonnes of lead, all in concentrate. Recoveries in the mill were reported to be 80% for copper, 65% for zinc, and 70% lead. Recovered silver was 35% from lead and 28% from copper. Gold recoveries were 30% from lead and 30% from copper. The reported recoveries below the level generally expected. Enriquez (2003) suggested that better grade control and blending of mineralization from several working areas, as well as finer grinding, might significantly improve recovery.

A review of the existing Cozamin mill was completed by independent consulting engineer Gary Hawthorne (2004). The mill review was undertaken to determine the costs associated with rehabilitation and expansion of the capacity of the mill and plant. Hawthorne estimated the cost to expand the 750 t/d mill to 1,200 t/d at US$ 1,438,000 and the additional cost to expand from 1,200 t/d to 2,000 t/d at US$ 1,285,000.

Process Testing

Bacis commissioned several reports on the mill and recovery from the Cozamin Project prior to upgrading of the 750 t/d plant.

SGS Lakefield was retained by Capstone to conduct a preliminary metallurgical study of drill core from the 2004 drill program. Lakefield studied mineralogy, grindability, and flotation characteristics to recommend applicable copper, lead and zinc flotation circuits. Lakefield's locked cycle copper flotation test determined that a primary grind of 125 microns and a concentrate regrind of 45 microns yielded concentrates assaying 27% copper at 95% Cu recovery, with 79% of the silver recovered in the copper concentrate.

Process Research Associates Ltd. ("PRA") was retained to continue metallurgical studies started by SGS Lakefield. Extensive process testing was conducted by PRA of Vancouver for Capstone. A metallurgical testing program was carried out on a composite of channel samples from the underground workings at Cozamin. Fresh channel samples were taken from the back of the drift on "8" level at equal distances from each other, three under block 1 and three under block 2. These samples are representative of the upper levels of the mineral resource containing Cu, Zn, Pb and Ag minerals, and represent less than 10% of the resource.

A total of 35 flotation tests were carried out on this material included locked cycle test, grinding tests, settling tests and filtration tests for concentrates. The main valuable minerals in tested material are chalcopyrite, galena, sphalerite, argentite, metallic silver and silver sulphosalts with gangue minerals including pyrite, pyrrhotite, calcite, quartz and silica. PRA concluded that valuable minerals are easily separated from pyrite and silica/silicates and most of the valuable minerals are separated from each other at a medium-course grind of 120 microns. A detailed report has been prepared by Process Research Associates Ltd.

The main minerals in this composite are chalcopyrite, galena, sphalerite, metallic silver and silver sulphosalts, pyrite, pyrrhotite and silica. The valuable minerals are easily separated from pyrite and silica/silicates at a medium-coarse grind of 120 microns. Most of the minerals are also separated from each other at this grind.

However, the zinc minerals (mostly sphalerite) contain extremely fine inclusions of chalcopyrite (less than 5 microns), making them behave like chalcopyrite in flotation. This demands use of the less common bulk rougher flotation process followed by selective cleaning instead of the more common sequential rougher flotation process for copper-lead-zinc ores. The final results obtained are of similar quality, if not better, than those obtained with most copper-lead-zinc ores of similar grade, regardless of rougher flotation process.

The results from the test program are best summarized (see Table 11.1) by the final closed cycle flotation test F35 (8 cycles) during which middling products (cleaner tails) were recycled.

The lead, copper and silver minerals stay together through the cleaning process. The cleaned Pb-Cu-Ag concentrate, saleable as a commercial copper concentrate, can also be separated into copper concentrates and lead concentrates. This was demonstrated in the metallurgical testing program. As seen in table 1, the lead concentrate obtained is high grade, but the lead recovery is low, due to the low lead grade of the composite. Higher lead grades would give higher lead recoveries.

Table 11.1 - Results from the final eight (8) locked cycles test F35.

F35 Locked Cycle		Assays						Distribution %					
	Wgt %	Au g/t	Ag g/t	Pb %	Cu %	Zn %	Fe %	Au	Ag	Pb	Cu	Zn	Fe
Pb Concentrate	0.13	0.42	2759	**70.71**	2.8	2.61	2.45	**0.6**	**4.1**	**27.1**	0.2	0.2	0.0
Cu Concentrate	5.84	0.17	966	3.04	**24.79**	4.95	29.22	**10.2**	**64.6**	52.0	**94.2**	18.2	10.3
Cu-Pb-Ag Concentrate	**5.97**	**0.18**	**1005**	**4.51**	**24.31**	**4.90**	**28.64**	**10.8**	**68.7**	**79.1**	**94.4**	**18.4**	**10.3**
Zn Concentrate	2.00	0.16	264	0.2	1.12	**52.21**	13.90	3.3	6.1	1.2	1.5	**66.0**	1.7
Total Flotation Tails	92.02	0.09	24	0.07	0.07	0.27	15.84	86.0	25.2	19.6	4.1	15.5	88.0
Head	100.00	0.1	87.3	0.34	1.54	1.59	16.56	100.0	100.0	100.0	100.0	100.0	100.0

The differences in test results by SGS Lakefield and PRA, from the locked cycle test work occurred because the firms tested different styles of mineralization. The first test work was completed by SGS Lakefield on 2004 exploration drill holes numbered 3,4,7,10,11,13,15,16, and 18. All these holes are from the central and eastern portion of the mine below level 9. The composite head grade was 3.03% copper, 0.34% lead, 1.21% zinc and 95.5 g/t silver. Test results produced a 27% copper concentrate recovering 95% of the copper, 79% of the silver and 85% of the lead. Zinc concentrate test work was not completed beyond rougher flotation, but estimated recoveries are 50% zinc, to a 48-50% concentrate.

Table 11.2 Summary of SGS Lakefield Results.

	Assays					Distribution %			
Product	Wt %	Cu %	Pb %	Zn %	Ag g/t	Cu	Pb	Zn	Ag
Cu Conc	10.4	27.1	2.3	1.1	692	95.4	85.2	9.0	79.2
Zn Conc	1.46	2.7	0.2	50.0	335	3.0	2.0	55.0	5.4
Tailings	86.8	0.06	0.04	0.55	16.1	1.6	12.8	36.0	15.4
Head	100	2.96	0.29	1.33	90.8	100	100	100	100

The design flow sheet requires a coarse primary grind (p80 145 microns) followed by floating a copper/lead rougher concentrate and then floating a zinc rougher concentrate. Regrinding of both concentrates (p80 44-70 microns), followed by cleaner flotation to produce saleable concentrates. Reagent requirements are below expected levels, because of the ease of flotation of the copper mineralization. Copper mineralization is predominantly coarse grained, and readily separated from zinc mineralization.

The second composite sample was taken from multiple channels along the back of existing stopes on both the east and west side between "7" and "8" level. These areas represent less than 10% of the resource in the mine plan. This was the sample tested at PRA. It was typical of previously mined material grading 1.62% copper, 0.48% lead, 2.25% zinc and 90.9 g/t silver.

This material demonstrated significantly different metallurgical characteristics, largely due to a portion of the copper occurring as fine grain inclusions inside the sphalerite mineral, making it behave like chalcopyrite. After the bench scale testing was conducted, it was determined that to maximize copper recovery and concentrate grade, a bulk sulphide concentrate would be floated after a primary grind of p80 120 microns. The rougher concentrate is conditioned with reagents and a copper/lead separation from zinc is performed. Both rougher concentrates are reground and subjected to cleaner flotation.

Copper/lead cleaner concentrate could be sold as is, or separated to produce individual concentrates. The success of this separation is dependent on the lead grade in the mill feed, and care needs to be taken not to lose copper to the lead concentrate. The projected metallurgical response for this material is shown in table 11.1, and is the result of the locked cycle laboratory flotation tests. The proposed flow sheet, based on the mineralogy expected early in the operation, results in higher than expected reagent usage (several dollars per tonne), compared to expectations with the mineralogy lower in the mine.

The process flow sheet will begin using the PRA flow sheet with bulk rougher flotation and will switch to the more conventional sequential flow sheet early in the mine life as the amount of copper increases and the content of other base metals decreases. This will result in lower operating costs in the mill due to

reduction in the reagent use as well as better recovery of silver into payable concentrates (increases to 86% versus 75%).

Changes required for the two flow sheets are mostly piping related and can be accommodated quickly and inexpensively. It is recommended that the main pipe runs be fabricated during construction to facilitate changing the flow sheet over to sequential flotation as soon as required.

Ongoing geological mapping and mineralogical studies and further metallurgical test work as mine development progresses will allow a better prediction of the timing of this changeover.

Figure 11.1 Flowsheet-Crushing.



Figure 11.2 Flowsheet-Grinding.



Figure 11.3 Flowsheet-Flotation.



Figure 11.4 Flowsheet-Thickening/Filtration.



12.0 MINERAL RESOURCE ESTIMATION

12.1 Resource Estimate

12.1.1 Data Analysis

The data base was supplied for preliminary resource estimation on October 5, 2005. The data was loaded into a Techbase relational database for analysis. The data base as supplied consisted of
37 exploration drill holes numbered CG-04-01 to CG-04-33 and CG-05-34 to CG-05-37
66 underground holes CG-05-U01 to CG-05-U64, CG-05-U69 and U70
6 underground Capstone Channel samples numbered Lines 1 to 6
42 Cozamin channel samples
1806 assays from BSI Laboratories for exploration holes
2102 assays from Chemex for exploration holes
3191 assays from SGS for underground drilling

The assay data base contained a number of assays recorded as 0.000. For the purpose of statistical treatment these samples were adjusted to a nominal 0.001 as follows:
1094 samples with gold values of 0.000 were set to 0.001 g Au/t
345 samples with silver values of 0.000 were set to 0.001 g Ag/t
582 samples with copper values of 0.000 were set to 0.001% Cu
812 samples with lead values of 0.000 were set to 0.001% Pb
95 samples with zinc values of 0.000 were set to 0.001% Zn

For exploration holes, Chemex assays were used if available and for samples without Chemex analysis BSI assays were used. All underground holes were analyzed at SGS.

The individual assays were first evaluated. All elements showed skewed distributions and were converted to lognormal cumulative frequency plots. The procedure used is explained in a paper by Dr. A.J. Sinclair titled Applications of probability graphs in mineral exploration (Sinclair, 1976). In short the cumulative distribution of a single normal distribution will plot as a straight line on probability paper while a single lognormal distribution will plot as a straight line on lognormal probability paper. Overlapping populations will plot as curves separated by inflection points. Sinclair proposed a method of separating out these overlapping populations using a technique called partitioning. In 1993 a computer program called P-RES was made available to partition probability plots interactively on a computer (Bentzen and Sinclair, 1993). Screen dumps from this program are shown for each variable in Figures 1 to 5. In each Figure the actual data distribution is shown as black dots. The inflection points that separate the populations are shown as vertical lines and each population is shown by the straight lines of open circles. The interpretation is tested by recombining the data in the proportions selected and the test is shown as triangles compared to the original distribution. Each variable is examined in the following section with the populations broken out and thresholds selected for capping if required.

COPPER

A total of 5,356 samples had assays for copper. The distribution of copper grades was positively skewed. A lognormal cumulative probability plot (see Figure 12.1) shows five overlapping lognormal populations present. The parameters for each population are summarized below in Table 12.1.

Table 12.1 Listing of populations that make up the distribution of copper grades.

Population	Mean Cu %	Proportion	Number of Samples
1	5.30	5.95%	319
2	2.58	9.09%	487
3	0.86	19.41%	1,040
4	0.14	20.49%	1,097
5	0.01	45.06%	2,413

Populations 1, 2 and 3 represent the vein and can not be considered erratic. A level of 2 standard deviations above the mean of population 1, a value of 13 % was selected as a cap level. Two samples were capped at 13 % Cu.


Partition
1.00
0.00
-1.00
-2.00
-3.00
CU % * 10**0
logged
N = 5356(5356,5356)
Max = 1.17
Mean = -1.05
Min = -3.00
StDv = 1.12
05/10/07
09:21:55
COZAMIN COPPER ASSAYS
0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9
Cumulative Probability %

Figure 12.1 Lognormal Cumulative Probability Plot for Copper.

GOLD

A total of 5,314 samples with assays for gold showed a positive skewness. A lognormal cumulative probability plot (see Figure 12.2) shows six overlapping lognormal populations present. The parameters for each population are summarized below in Table 12.2.

Table 12.2 Listing of populations that make up the distribution of gold grades.

Population	Mean Au (g/t)	Proportion	Number of Samples
1	9.03	0.20%	11
2	5.70	0.28%	15
3	1.60	0.44%	23
4	0.17	18.94%	1,006
5	0.05	16.51%	877
6	0.01	63.63%	3,382

Populations 2 and 3 probably represent the vein and can not be considered erratic. Population 1 however should be reduced using a level of 2 standard deviations above the mean of population 2. A value of 9.1 g Au/t was used to cap 3 samples.


Partition
1.00
0.00
-1.00
-2.00
-3.00
AU GPT * 10**0
logged
N = 5314(5314,5314)
Max = 1.15
Mean = -1.73
Min = -3.00
StDv = 0.793
05/10/07
09:33:35
COZAMIN GOLD ASSAYS
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 12.2 Lognormal Cumulative Probability Plot for Gold.

ZINC

A total of 5,356 samples had assays for zinc. The distribution of zinc grades was positively skewed. A lognormal cumulative probability plot (see Figure 12.3) shows five overlapping lognormal populations present. The parameters for each population are summarized below in Table 12.3.

Table 12.3 Listing of populations that make up the distribution of zinc grades.

Population	Mean Zn %	Proportion	Number of Samples
1	24.69	0.15%	8
2	7.63	6.18%	331
3	2.40	13.99%	749
4	0.30	46.98%	2,516
5	0.02	32.70%	1,752

Populations 1, 2 and 3 represent the vein and can not be considered erratic. A level of 2 standard deviations above the mean of population 1, a value of 31 % was selected as a cap level. No samples required capping.


Partition
1.00
0.00
-1.00
-2.00
-3.00
ZN % * 10**0
logged
N = 5356(5356,5356)
Max = 1.48
Mean = -0.668
Min = -3.00
StDv = 0.868
05/10/06
11:31:57
COZAMIN ZINC ASSAYS
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 12.3 Lognormal Cumulative Probability Plot for Zinc.

LEAD

A total of 5,356 samples had assays for lead. The distribution of lead grades was positively skewed. A lognormal cumulative probability plot (see Figure 12.4) shows five overlapping lognormal populations present. The parameters for each population are summarized below in Table 12.4.

Table 12.4 Listing of populations that make up the distribution of lead grades.

Population	Mean Pb %	Proportion	Number of Samples
1	37.06	0.25%	13
2	10.88	0.85%	46
3	2.03	4.64%	249
4	0.16	19.07%	1,021
5	0.01	75.20%	4,027

Populations 1, 2 and 3 represent the vein and can not be considered erratic. A level of 2 standard deviations above the mean of population 1, a value of 58.5 % was selected as a cap level. One lead samples was capped at 58.5%.


Partition
1.00
0.00
-1.00
-2.00
-3.00
PB % * 10**0
logged
N = 5356(5356,5356)
Max = 1.78
Mean = -1.69
Min = -3.00
StDv = 0.911
05/10/07
09:17:00
COZAMIN LEAD ASSAYS
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 12.4 Lognormal Cumulative Probability Plot for Lead.

SILVER

A total of 5,356 samples had assays for silver and were strongly skewed to the positive side of normal. A lognormal cumulative probability plot (see Figure 12.5) shows five overlapping lognormal populations present. The parameters for each population are summarized below in Table 12.5.

Table 12.5 Listing of populations that make up the distribution of silver grades.

Population	Mean Ag (g/t)	Proportion	Number of Samples
1	1159.0	0.14%	7
2	117.2	9.12%	488
3	41.2	32.00%	1,714
4	3.3	48.02%	2,572
5	0.2	10.72%	575

Populations 1, 2 and 3 represent the silver values within the vein. A level of 2 standard deviations above the mean of population 1, a value of 2308 g Ag/t was selected as a cap level. No silver assays required capping.



Partition
2.00
0.00
-2.00
AG GPT * 10**0
logged
N = 5356(5356,5356)
Max = 3.07
Mean = 0.768
Min = -3.00
StDv = 1.22
05/10/07
09:43:38
COZAMIN - SILVER ASSAYS
0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9
Cumulative Probability %

Figure 12.5 Lognormal Cumulative Probability Plot for Silver.

12.1.2 Composites

Capstone geologist Jorge Ferretiz supplied a file identifying the vein intersections in each drill hole (see Christopher (2005) Appendix 2). It is important to note that the entire vein interval was used not just the mineralized portion. Within these intervals a total of 906 two meter composites were produced. At the footwall contact intervals less than 1 m were combined with the adjoining sample to produce a file of composites 2 m ± 1m in length. Channel samples taken by Capstone were taken along lines and as a result were treated as horizontal drill holes and composited to 2 m intervals. Channel samples taken by Cozamin across the backs of the drift were treated as stand alone composites. A summary of the statistics for 2 m composites is shown in Table 6. The capping and smoothing during formation of composites has reduced the coefficient of variations for copper, zinc and silver to a very reasonable level approaching 1.0. Lead and gold show higher coefficients of variations of 3.79 and 2.32 respectively and indicated higher sampling variability.

Table 12.6 Summary of statistics for 2 m composites.

	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
Number	906	906	906	906	815
Mean	1.15	0.47	1.18	54.5	0.086
Standard Deviation	1.36	1.77	1.65	59.4	0.198
Minimum	0.001	0.001	0.006	0.001	0.001
Maximum	9.06	23.06	11.52	400.9	3.821
Coefficient of Variation	1.19	3.79	1.40	1.09	2.32

12.1.3 Correlation Coefficients

A total of 906 composites had assays for Cu, Pb, Zn and Ag while only 815 had assays for Au. The correlation matrix indicates a good correlation between Cu and Ag and shows weak correlations between Pb-Zn, Pb-Ag and Zn-Au.

Cu				
0.041	**Pb**			
-0.086	0.191	**Zn**		
0.732	0.315	0.096	**Ag**	
-0.065	0.097	0.179	0.064	**Au**

12.1.4 Semivariograms

Pair wise relative semivariograms were produced for each element within the plane of the vein striking roughly 90° and dipping -55° N. In all cases anisotropy was demonstrated and nested spherical models were fit to the data. A summary of the parameters is shown below in Table 12.7 and the respective plots are shown in Christopher (2005) Appendix 3. The nugget to sill ratios is very reasonable varying from 11% in Cu, Ag, and Zn to 23% in Pb and 27% in Au.

Table 12.7 Summary of semivariogram parameters.

Variable	Direction	Nugget Effect C_0	Short Structure C_1	Long Structure C_2	Short Range a_1	Long Range a_2
Cu	Az. 90 Dip 0	0.10	0.50	0.35	80 m	150 m
	Az. 0 Dip -55	0.10	0.50	0.35	20 m	80 m
	Az. 180 Dip -35	0.10	0.50	0.35	8 m	20 m
Pb	Az. 90 Dip 0	0.25	0.40	0.43	45 m	140 m
	Az. 0 Dip -55	0.25	0.40	0.43	10 m	100 m
	Az. 180 Dip -35	0.25	0.40	0.43	5 m	18 m
Zn	Az. 90 Dip 0	0.10	0.55	0.25	70 m	200 m
	Az. 0 Dip -55	0.10	0.55	0.25	20 m	80 m
	Az. 180 Dip -35	0.10	0.55	0.25	8 m	20 m
Ag	Az. 90 Dip 0	0.10	0.50	0.30	95 m	160 m
	Az. 0 Dip -55	0.10	0.50	0.30	20 m	80 m
	Az. 180 Dip -35	0.10	0.50	0.30	5 m	25 m
Au	Az. 90 Dip 0	0.20	0.30	0.24	25 m	50 m
	Az. 0 Dip -55	0.20	0.30	0.24	25 m	60 m
	Az. 180 Dip -35	0.20	0.30	0.24	8 m	30 m

12.1.5 Block Model

Geologists at Cozamin have determined vein intersections in drill holes based on geology. The entire vein intersection has been identified regardless of where the sulphide mineralization occurs. The intersections were then interpreted on north-south cross sections. These intersections have been joined together to form a 3 dimensional geologic solid below the existing stopes (level 8), within Gemcom to constrain the interpolation process. An east-west long section is shown as Figure 12.6 outlining the area of the vein to be estimated. The 3D geologic model (see Figure 18.7) was then used to tag blocks 10 m E-W, 5 m up-down, and 1 m N-S with the proportion of block within the solid. The block model parameters are shown below.

Model Origin	746800 E	10 m wide	150 columns
	2523400 N	1 m length	980 rows
Top	2630 elev.	5 m high	190 levels

No rotation.

Block dimensions in the N-S direction were limited to 1 m to try to restrict the across vein smoothing and honor the mineral zonation that appears to be present across the vein.


W
LONGITUDINAL SECTION (EAST - WEST)
E
VIRGINIAS MINE
SAN ROBERTO SHAFT
ROBBINS No. 3
ROBBINS No. 4
LOS ANGELES SHAFT
SAN ERNESTO SHAFT
ROBBINS No. 1
AREA BELOW LEVEL 8 FOR WHICH A RESOURCE IS ESTIMATED
EXPLANATION
DRAFT
COZAMIN PROJECT
CAPSTONE GOLD S.A. DE C.V.
UNDERGROUND DRILL PROGRAM
LONGITUDINAL SECTION

Figure 12.6 Long section of Mala Noche Vein showing underground workings and intersections of surface drill holes and underground drill holes with vein.

Figure 12.7 Three dimensional vein solid to be estimated in red, topographic surface in green, underground workings in purple and drill hole traces.

12.1.6 Bulk Density

Specific gravity measurements were made on 919 pieces of half core from exploration holes CG-04-01 to CG-04-29 with all determinations listed in Christopher (2005) Appendix 4.

Using the x, y, and z coordinates for the SG's midpoint in the measured interval, specific gravity values were interpolated into the block model using inverse distance squared. Blocks not assigned SG values from the IDS interpolation were assigned the average of the 919 measurements, a value of 2.90.

12.1.7 Block Interpolation

Ordinary kriging was used to interpolate grades into the block model. For any block with a proportion of vein material greater than zero, kriging was attempted. The kriging process was completed in 4 passes using expanding search ellipses. For the first pass kriging was attempted if a minimum of 4 composites were found within a search ellipse equal to ¼ the semivariogram range for the variable being estimated. A further restriction of limiting the N-S (across vein) direction to a maximum of 3 m was place on this pass to ensure at least two drill holes were found. For blocks not estimated a second pass was completed with search ellipse dimensions equal to ½ the semivariogram range. In this pass the N-S direction was limited to 6 m to further restrict the across vein smoothing. For blocks still not estimated a third pass was completed using the entire range of the semivariogram. Finally due to different semivariograms for each variable and to ensure all variables were estimated in each block a fourth pass was completed for Cu, Pb, Ag and Au using the maximum semivariogram parameters for Zn. In all passes the minimum required composites to estimate a block was 4 while the maximum used was 16. If more than 16 composites were found within the search ellipse the closest 16 to the block centroid were used.

The parameters used and number of blocks estimated during each pass are shown below in Table 12.8.

The block model was estimated for blocks below the Number 8 Level at an elevation of 2277.0. This was done to ensure that grade was not interpolated into mined out stopes that are located above 2277.0 elevations. The underground workings below 2277 elevation were digitized and a three dimensional solid was formed. When computing tonnages for each block the volume of the block was multiplied by the estimated SG and by the proportion of the block within the vein solid minus the proportion of the block contained in underground development.

Table 12.8 Search Parameters for Kriging.

Pass	Number Estimated	Major Axis	Semi.Maj. Axis	Minor Axis	Major Axis Dist. (m)	Semi. Major Axis Dist. (m)	Minor Axis Dist. (m)
				Copper			
1	9,664	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	37.5	20.0	3.0
2	51,790	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	75.0	40.0	6.0
3	71,936	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	150.0	80.0	20.0
4	4,760	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	200.0	80.0	20.0
				Zinc			
1	13,363	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	50.0	20.0	3.0
2	54,207	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	100.0	40.0	6.0
3	70,580	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	200.0	80.0	20.0
				Lead			
1	12,124	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	35.0	25.0	3.0
2	55,728	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	70.0	50.0	6.0
3	72,114	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	140.0	100.0	18.0
4	4,113	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	200.0	80.0	20.0
				Silver			
1	10,425	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	40.0	20.0	3.0
2	52,516	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	80.0	40.0	6.0
3	76,522	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	160.0	80.0	25.0
4	1,881	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	200.0	80.0	20.0
				Gold			
1	1,479	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	12.5	15.0	3.0
2	26,692	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	25.0	30.0	6.0
3	64,166	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	50.0	60.0	30.0
4	46,358	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	200.0	80.0	20.0

12.1.8 Classification

Based on the study herein reported, delineated mineralization of the Mala Noche Vein, Cozamin Project is classified as a resource according to the following definition from National Instrument 43-101:

"In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum."

*"A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."*

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

*"A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

*"An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

"An **'Inferred Mineral Resource'** is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

Results

The geologic continuity of the Mala Noche vein is well established through underground, mapping, sampling and mining. Areas below mining stopes have been well tested with diamond drilling with the vein intercepts logged and sampled. Grade continuity within the vein can be quantified by the semivariogram for each of the five variables. The semivariograms were then used as a basis to classify the resource present within the Mala Noche vein.

Blocks were classified as follows:
Measured – if both Cu and Zn were estimated during pass 1 using a search ellipse with dimensions equal to ¼ the semivariogram range and using a minimum of 2 drill holes.
Indicated - blocks not classed measured with both Cu and Zn estimated in pass 1 or 2 using a search ellipse with dimensions equal to ½ the semivariogram range.
Inferred - all remaining blocks estimated.

As mentioned in an earlier section, the tonnage for each block was established as follows:
Block Volume (10 m x 5 m x 1 m) * Estimated Block SG * (Proportion of block within Vein – Proportion of the block in underground development)

The results are presented in grade-tonnage tables in Christopher (2005) Appendix 5 sorted by a Cu Cutoff and a Zn Cutoff. Due to zonation, a poor Cu-Zn correlation and a significant Ag contribution neither of these sets of tables is truly representative of the Mala Noche mineralization. As a result a copper equivalent ('CuEQ') calculation was done using Cu, Zn, Pb and Ag. A recovered CuEQ value was produced for each block as follows:

Metal prices Used	Recoveries Used
Cu - $1.25/lb	Cu Recovery of 94%
Zn - $0.50/lb	Zn Recovery of 66%
Pb - $0.38/lb	Pb Recovery of 30%
Ag - $6.25/oz	Ag Recovery of 75%

For example $/tonne %Cu = $1.25/lb * 2000 lbs/ton * 1.1023 ton/tonne * 1/100% Cu
Then a $/tonne value was calculated for each variable within each block.

For		
	Cu - $/tonne =	Block Cu Grade * $/tonne %Cu * Cu recovery
	Zn - $/tonne =	Block Zn Grade * $/tonne %Zn * Zn recovery
	Pb - $/tonne =	Block Pb Grade * $/tonne % Pb * Pb recovery
	Ag - $/tonne =	Block Ag Grade * $/gm Ag

CuEQ = (Cu $/tonne + Zn $/tonne + Pb $/tonne + Ag $/tonne) / $/tonne%Cu
The results are presented in Table 18.9 for a few selected CuEQ cutoffs. An example cross section showing blocks color coded by copper grades is presented as Figure 18.8.

Table 12.9 Measured, Indicated and Inferred Resource Estimates, Mala Noche Vein, Cozamin Project.

TABLE 12.9
Mala Noche Vein - Cozamin Project

	CuEQ Cutoff	Tonnes > Cutoff	Grades > Cutoff						Million lbs	Million ozs	Million lbs
			Cu	Zn	Pb	Ag	Au	CuEQ			
	(%)	(tonnes)	(%)	(%)	(%)	(g/t)	(g/t)	%	Cu	Ag	Zn
Measured	1.20	770,000	1.66	1.27	0.82	78.94	0.08	2.40	28.18	1.95	21.56
Indicated	1.20	3,480,000	1.51	1.36	0.60	64.53	0.06	2.19	115.87	7.22	104.36
Measured plus Indicated	1.20	4,250,000	1.54	1.34	0.64	67.14	0.06	2.23	144.32	9.17	125.57
Inferred	1.20	5,490,000	1.34	1.43	0.27	53.82	0.06	1.95	162.21	9.50	173.11
Measured	1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60	26.09	1.78	18.49
Indicated	1.50	2,740,000	1.71	1.38	0.63	70.68	0.06	2.42	103.31	6.23	83.38
Measured plus Indicated	1.50	3,390,000	1.73	1.36	0.67	73.48	0.06	2.45	129.32	8.01	101.66
Inferred	1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14	139.84	7.79	135.21
Measured	2.00	440,000	2.16	1.36	0.98	97.67	0.07	3.01	20.96	1.38	13.19
Indicated	2.00	1,740,000	2.09	1.34	0.65	79.74	0.05	2.81	80.19	4.46	51.41
Measured plus Indicated	2.00	2,180,000	2.10	1.35	0.72	83.38	0.06	2.85	100.94	5.84	64.89
Inferred	2.00	2,230,000	1.90	1.33	0.21	66.10	0.04	2.52	93.43	4.74	65.40
Measured	2.50	270,000	2.60	1.36	1.03	110.22	0.07	3.50	15.48	0.96	8.10
Indicated	2.50	970,000	2.59	1.21	0.50	85.72	0.04	3.27	55.40	2.67	25.88
Measured plus Indicated	2.50	1,250,000	2.59	1.24	0.62	91.06	0.05	3.32	71.39	3.66	34.18
Inferred	2.50	860,000	2.36	1.15	0.22	74.07	0.03	2.95	44.75	2.05	21.81

Note: CuEq is based on \$1.25/lb Cu, \$0.50/lb Zn, \$0.38/lb Pb and \$6.25/oz Ag with Recoveries of 94% for Cu, 66% for Zn, 30% for Pb and 75% for Ag.


2523650N
2523700N
2523750N
2523800N
2523850N
2523900N
2523950N
2524000N
2275
2250
2225
2200
2175
2150
2125
2100
2075
2050
2025
2000
1975
1950
1925
1900
1875
1850
1825
CG-05-U20
CG-05-U06
CG-05-U42
CG-05-U43
CG-05-U39
CG-04-18
MALA NOCHE VEIN - SECTION 748028 E
LEGEND
CU
0.0 TO 0.5 %
0.5 TO 1.0 %
1.0 TO 5.0 %
> 5.0 %

Figure 12.8 Cross section 748028 E Looking west showing kriged Cu color coded by grade and drill hole composites.

12.1. 9 Conclusions

Based on this preliminary study of the Mala Noche Vein – Cozamin Project the following conclusions can be drawn:

Data within the Mala Noche vein required minimal capping with 2 copper assays capped at 13 % Cu, 3 gold assays capped at 9.1 g Au/t and 2 zinc assays capped at 23.2% Zn. Lead and silver assays did not require capping.
Composites formed at 2 m intervals showed low coefficients of variation for Cu, Ag and Zn indicating low sampling variability.
Correlation coefficients on composites showed a good correlation between Cu and Ag and weak correlations between Pb-Zn, Pb-Ag and Zn-Au.
Semivariogram analysis indicates good continuity along strike and down dip for all variables. Current drill hole spacing is well within the limits of continuity for all variables.

12.2 Mineral Resource Update

As described above, the resource model prepared by Giroux (Christopher & Giroux 2005) was based on the data provided by Capstone.

The data from the model prepared by Giroux to estimate mineral resources were loaded into Capstone's Gemcom model. All of the parameters were repeated and the results were virtually the same. The one difference was a second zone that was indicated with the Giroux data could not be duplicated.

The Giroux model included surface drill holes 1 to 37 and underground drill holes CG 05 - 1 to 64 plus 69 and 70. The Capstone model included the same drill hole data but was augmented with additional drill results completed after the Giroux study, that is, underground drill holes up to CG 05 - 88 and also hole CG 05 – 94 (a total of 23 holes). The same channel samples that were used by Giroux were used in the Capstone model.

Within the envelope of the Giroux model, a narrower envelope based on a chalcopyrite pulse or copper/silver mineralizing event was defined and modeled into the Gemcom software. The Capstone geologists manually prepared sections and level plans using this envelope, and compared the results to the model prepared in the Gemcom software, using the drill hole intercepts.

The study inventory model was then prepared and interpolated with the new envelope using the same procedures as Giroux, including:

- Two (2) composites of the intercepts, only using information in the envelope for interpolation,
- Same variograms/geostatistics,
- Same search areas, and
- Same kriging method.

Based on observations of the core from a number of the underground diamond drill holes drilled by Capstone, and from inspection of the zone where it was accessible on the "8" and "9" levels during the site visit, the higher grade "chalcopyrite" envelope is easily identifiable. As a result, future modeling should be based on this narrower envelope.

The following table states the new resource estimate by Capstone with the additional drill hole information.

Table 12.10 Resource Estimate Update.

Classification	Tonnes(M)	Ag g/t	Cu %	Pb %	Zn %
Measured	0.395	92.6	2.74	0.53	1.33
Indicated	1.675	84.8	2.44	0.60	1.27
Measured and Indicated	2.07	86.3	2.50	0.59	1.28
Inferred	1.21	79.5	2.29	0.60	1.02

As might be expected, these models have a tendency to smooth the outlines. From the inspection of the zones underground, there are a number of transverse faults cutting the zone. Along most of the zone, there is little or no visible movement on these faults. In other areas, however, such as the eastern end of the zone visited on the "9" level, there are numerous faults intersecting the zone and there is varying amounts of displacement on these faults.

12.3 Reserve Estimate

Mining blocks were then established by Capstone personnel, to include dilution and mining losses. Table 12.11 details dilution and mining loss calculations on all blocks.

Table 12.11 Mining Block Calculations.

Table 12.11A														
RESERVE CALCULATION														
							Stope Blocks							
									dilution	.25hw	.25 fw			
Modeling Method	Stope	Block	Width m		SG	Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %		dilution & loading loss	pillar loss
Poly	8 550 West	1	3.41	4,500	2.80	42,914	0.07	75.3	1.51	0.24	1.73	38.20	20.2%	0.0%
Poly	8 220 East	2	5.77	4,445	2.81	72,040	0.01	105.5	1.46	1.31	1.16	39.15	14.1%	0.0%
Krig	9 Central	3	4.50	3,207	2.81	38,457	0.00	68.8	1.27	0.55	3.24	40.81	16.5%	5.0%
Krig	9 East a	4	2.98	10,078	2.80	85,181	0.00	52.8	1.51	1.03	1.67	36.94	22.2%	5.0%
Krig	9 East b	5	8.73	10,078	2.82	251,966	0.00	115.4	1.49	2.86	0.93	41.63	11.3%	5.0%
Krig	10 Central	6	6.60	16,293	2.82	291,849	0.00	83.9	2.23	0.32	2.12	52.12	12.9%	5.0%
Krig	10 East a	7	4.17	14,877	2.81	167,607	0.00	54.7	1.86	0.23	0.72	37.54	17.2%	5.0%
Krig	10 East b	8	11.93	14,879	2.82	509,331	0.00	89.6	2.23	0.87	0.62	46.91	9.9%	5.0%
Krig	9 w est	9	2.81	15,562	2.79	117,630	0.00	73.5	1.19	0.33	1.72	33.16	23.3%	5.0%
Krig	10 w est	10	3.00	155	2.81	1,864	0.00	79.3	1.19	0.15	1.08	30.74	16.5%	5.0%
Krig	11w est	11	2.50	2,738	2.81	32,826	0.00	81.0	1.30	0.17	1.09	32.57	16.5%	5.0%
Krig	12 w est	12	3.77	14,400	2.80	146,510	0.00	69.5	1.42	0.10	0.79	32.08	18.5%	5.0%
Krig	11 Central	13	5.25	13,200	2.81	187,967	0.00	77.3	2.67	0.06	1.74	56.43	14.8%	5.0%
Krig	11 East a	14	8.56	16,800	2.82	391,270	0.00	57.6	2.57	0.16	0.57	48.23	11.4%	5.0%
Krig	11 East b	15	10.88	13,200	2.82	391,231	0.00	76.1	2.36	0.48	0.67	47.43	10.3%	5.0%
Krig	12 Central	16	5.76	13,200	2.81	206,190	0.00	55.1	1.83	0.04	0.92	37.78	10.3%	5.0%
Krig	12 East a	17	6.07	16,800	2.81	276,907	0.00	53.0	2.45	0.04	0.66	46.13	13.6%	5.0%
Krig	12 East b	18	7.68	13,200	2.82	275,649	0.00	71.6	2.49	0.26	1.03	50.36	12.0%	5.0%
			6.39	197,612		3,487,387	0.00	74.7	2.12	0.55	1.02	45.10	13.0%	4.8%
	Note: Dec 16 Giroux's Criterion Kriging w ith Chalcopyrite Envelope w ith Levels at 60 m													

Table 12.11B
MINE PLAN BY YEARS

tpd	mining $/t	STOPE Year 1	Width m		Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %	
143	13.02	1	3.41	4,500	42,914	0.07	75.3	1.51	0.24	1.73	38.20
150	11.68	2	5.77	4,445	45,300	0.01	105.5	1.46	1.31	1.16	39.15
128	14.22	3	4.50	3,207	38,457	0.00	68.8	1.27	0.55	3.24	40.81
199	15.04	4	2.98	10,078	60,000	0.00	52.8	1.51	1.03	1.67	36.94
201	13.36	5	8.73	10,078	60,400	0.00	115.4	1.49	2.86	0.93	41.63
201	13.07	6	6.60	16,293	60,400	0.00	83.9	2.23	0.32	2.12	52.12
142	14.08	7	4.17	14,877	42,600	0.00	54.7	1.86	0.23	0.72	37.54
	13.52		5.32	75,617	350,070	0.01	80.5	1.64	1.01	1.62	41.31
lease $	3.43										
	16.95										
tpd	mining $/t	STOPE year 2	Width m		Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %	
89	11.68	2	5.77	3,988	26,740	0.01	105.5	1.46	1.31	1.16	39.15
84	15.04	4	2.98	10,056	25,181	0.00	52.8	1.51	1.03	1.67	36.94
201	13.36	5	8.73	10,076	60,400	0.00	115.4	1.49	2.86	0.93	41.63
201	13.07	6	6.60	16,293	60,400	0.00	83.9	2.23	0.32	2.12	52.12
201	14.08	7	4.17	14,369	60,400	0.00	54.7	1.86	0.23	0.72	37.54
201	12.75	8	11.93	14,877	60,400	0.00	89.6	2.23	0.87	0.62	46.91
188	16.06	9	2.81	15,562	56,480	0.00	73.5	1.19	0.33	1.72	33.16
	13.76		6.53	90,494	350,000	0.00	83.0	1.76	0.97	1.24	41.75
lease	2.86										
	16.62										
tpd	mining $/t	STOPE year 3	Width m		Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %	
201	13.36	5	8.73	10,076	60,400	0.00	115.4	1.49	2.86	0.93	41.63
201	13.07	6	6.60	16,293	60,400	0.00	83.9	2.23	0.32	2.12	52.12
201	14.08	7	4.17	14,369	60,400	0.00	54.7	1.86	0.23	0.72	37.54
201	12.75	8	11.93	14,877	60,400	0.00	89.6	2.23	0.87	0.62	46.91
203	16.06	9	2.81	15,563	61,150	0.00	73.5	1.19	0.33	1.72	33.16
157	13.73	13	5.25	13,200	47,250	0.00	77.3	2.67	0.06	1.74	56.43
tpd	13.85		6.62	94,810	350,000	0.00	82.6	1.92	0.81	1.29	44.16

	mining $/t	STOPE year 4	Width m		Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %
201	13.36	5	8.73	10,076	60,400	0.00	115.4	1.49	2.86	0.93
201	13.07	6	6.60	16,293	60,400	0.00	83.9	2.23	0.32	2.12
14	14.08	7	4.17	14,369	4,207	0.00	54.7	1.86	0.23	0.72
281	12.75	8	11.93	14,877	84,600	0.00	89.6	2.23	0.87	0.62
266	13.73	13	5.25	13,200	80,000	0.00	77.3	2.67	0.06	1.74
201	12.85	14	8.56	16,800	60,400	0.00	57.6	2.57	0.16	0.57
	13.17		8.26	110,441	350,007	0.00	84.3	2.26	0.80	1.18

tpd	mining $/t	STOPE year 5	Width m		Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %
34	13.36	5	8.73	10,076	10,366	0.00	115.4	1.49	2.86	0.93
167	13.07	6	6.60	16,293	50,249	0.00	83.9	2.23	0.32	2.12
281	12.75	8	11.93	14,877	84,600	0.00	89.6	2.23	0.87	0.62
202	13.73	13	5.25	13,200	60,717	0.00	77.3	2.67	0.06	1.74
266	12.85	14	8.56	16,800	80,000	0.00	57.6	2.57	0.16	0.57
213	13.10	15	10.88	13,200	64,068	0.00	76.1	2.36	0.48	0.67
	13.07		8.95	100,009	350,000	0.00	77.6	2.38	0.48	1.04

tpd	mining $/t	STOPE year 6	Width m		Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %
245	12.75	8	11.93	14,877	73,848	0.00	89.6	2.23	0.87	0.62
315	12.85	14	8.56	16,800	94,952	0.00	57.6	2.57	0.16	0.57
201	13.10	15	10.88	13,200	60,400	0.00	76.1	2.36	0.48	0.67
201	13.76	16	5.76	13,200	60,400	0.00	55.1	1.83	0.04	0.92
201	13.61	17	6.07	16,800	60,400	0.00	53.0	2.45	0.04	0.66
	13.16		8.76	73,640	350,000	0.00	66.3	2.31	0.32	0.68

Reserve Classification

A summary statement of reserves is shown in Table 12.12. The reserve classification follows from the definitions for Measured and Indicated Mineral Resource. The terms Measured and Indicated are defined in NI 43-101 as follows:

> *"A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

> *"An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

Further, according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions,

*A **"Probable Mineral Reserve"** is the economically minable part of an "Indicated" and in some circumstances a "Measured" Mineral Resource demonstrated by at least a Preliminary Feasibility Study.*

*A **"Proven Mineral Reserve"** is the economically minable part of a "Measured" Mineral Resource demonstrated by at least a Preliminary Feasibility Study.*

This feasibility report has examined all of the technical, financial, marketing and commercial aspects of the project, and has clearly demonstrated the viability of mining this mineral resource. The test for classification as reserves has therefore been met

Other than the mining blocks on the "8" Level, the Mineral Reserves have been classified as Probable Mineral Reserves.

Table 12.12 Proven and Probable Reserves.

Classification	Tonnes(M)	Ag g/t	Cu %	Pb %	Zn %
Proven	153,411	87.8	1.43	0.82	1.84
Probable	2,106,589	75.1	2.21	0.54	0.93
Proven and Probable	2,260,000	76.0	2.16	0.56	0.99

As would be expected, these mining blocks cut across all of the resource categories defined by the block models. As mining blocks are developed for mining, channel samples will be taken from the backs of the openings. This sampling will serve to further define the quantity and grade of the particular block.

Mining blocks 1 and 2 above the "8" level were not included in the Giroux resource estimate, because there was insufficient data available at the time of the estimate but are included in the Capstone estimate. The resources in these blocks were subsequently calculated manually using a polygonal method based on current channel sampling of backs and raises up into the blocks.

Visual control of the higher grade envelope will be possible during the mining operations. Not only will the grade control by Capstone geologists be possible, it will be necessary to ensure that the grade is maintained and dilution is minimized during mining.

As shown in Figures 12.9 to 12.13 that illustrate the underground development on some of the mining blocks, underground development has advanced sufficiently to prepare a number of stopes for production. The channel sampling taken during the development serves to define the quantity and grade of the particular block. These blocks can be classified as Proven and Probable Reserves. The financial model was based on the proven and probable reserves.

Figure 12.9 Stope 8-E.


LEVEL 8
BLOCK-2
STOPE 8-E
ROBBINS No. 4
C/P Robb. #4
Robb. #3 Raise
FIGURE 12.9
VEIN
CUT
Footwall drift 8-E +0.05 %
Sec. 4.0 x 4.0 m.
Ramp +15 %
Sec. 3.5 x 3.5 m.
Robb. #3 Raise

Figure 12.10 Block 8-W Proposed Development.

Figure 12.11 Stope 9-C.


LEVEL 9
BLOCK-3
STOPE 9-C
Waste Pass
Footwall drift N-9
SAN ROBERTO SHAFT
FIGURE 12.11

Figure 12.12 Stope 9-E.


FIGURE 12.12
LEVEL_8
LEVEL_9
BLOCK-5
STOPE 9-E
BLOCK-4
Ventilation Raise
Ore Pass
Waste Pass
vein
VEIN PROJECTION LEVEL 9
Ore Raise 9-E
Robb. #3 Raise

Figure 12.13 Stope 10-C.



Cozamin Proposed Level 10
LEVEL_9
LEVEL_10
Waste Pass
Raise
Ventilation Raise
BLOCK-7
STOPE 10-C
Waste Pass
Ore Pass
BLOCK-6
Ventilation Raise
BLOCK-7
BLOCK-6
VEIN PROJECTION LEVEL 10
SUMP
RAMP TO LEVEL 10
RAISING WASTEROCK
FIGURE 12.13

13.0 MINING

13.1 Existing Mine Openings

The San Roberto mine is accessed by a two compartment 2m X 4m vertical shaft extending some 260m below surface (down to the "9" level). A new steel headframe, ore bins and ore dump, and a reconditioned hoist were installed prior to start-up by Bacis. The shaft is equipped with two 4t skips, with a hoisting capacity of 1,200 t/d from the "10" level, on a two shift per day basis.

In addition, there are four 1.83m diameter bored raises extending down to the "8" level, providing ventilation, compressed air, water and mine dewatering services to the mine as well as manway access to surface. Electrical power is supplied underground at 13,200 volts, with 500 and 300 kVa 13,200/440 volts substations.

The compressor installation has three 150 hp Gardner Denver stationary compressors at 1,250 m^3/hr each.

The mining method was Mechanized Cut-and-Fill, with waste rock used as fill. Stopes were accessed from the ramp driven from the "8" level.

13.2 Mine Rehabilitation

Following the surface confirmation drilling. Capstone undertook rehabilitation work on the mine plant and facilities. In late 2004, Capstone hired a mining contractor for the rehabilitation work. One of the first tasks was dewatering the underground workings. The rehabilitation work included the hoist and shaft, emergency escape ways in raises, reconditioning the compressors and airline system, re-establishing power underground, re-establishing the underground explosive magazines and mine water system. Clean up and rehabilitation on "8" level was also completed. On the "8" level, twelve diamond drill cross-cuts were driven some 50 to 150m in the hanging wall along the zone to provide stations for underground diamond drilling.

The decline down to the "9" level was also rehabilitated and drifting undertaken on the "9" level. Waste rock from the clean-up and crosscut development was dumped into old workings.

In July 2005, Capstone undertook work to open the mine to the "9.5" level. This work included re-establishing the pumping station on the "8" level and dewatering using submersible pumps down to the "9.5" level. The ramp from "8" level to "9" level passed through several faulted areas that caved after flooding. Rehabilitation of these areas required a combination of bypasses, rock bolting, shotcreting and steel sets.

13.3 Mine Development

The decline has been extended to the "10" level, 60m vertically, below the "9" level. Drifting east on "9" level commenced in late August 2005. A ramp portal was established on surface and a 650m long decline (-15%) to the "8" level began in September 2005. All of the ramps and drifts have a 4m x 4m cross-section.

The previously mined stopes (2 on the "8" level and 1 on the "9" level) require little work to prepare for mining. The main access ramp from surface to the "8" level will be used to access the west stope on the "8" level and the main ramp between the "8" and "9" levels will be used to access the previously mined "9" level stope. The loading pocket on the "8" level has been rehabilitated and is being used to hoist waste rock and development muck at present.

To assure the longer mining operation, stopes will be developed on the "10" level. The shaft will be extended to the 10.5 level, 35m below the "10" level and a loading pocket will be established at that level. This will support hoisting muck for 2 more stopes that will be developed on the "9" level to the east of the shaft and 2 stopes on the "10" level.

13.4 Mining Method

The mining method is Mechanized Cut-and-Fill, with waste rock used as fill. The waste rock for backfill will come from development. If necessary, waste rock will be produced on surface and delivered underground through the waste pass system. (Fig. 13.1 Mine Schematic)

Figure 13.1 Mine Schematic 1.


COZAMIN
UNDERGROUND MINING
1000 t/d
DEVELOPMENT AND STOPING EQUIPMENT
4 LOAD-HAUL-DUMP (4 Yd3)
2 JUMBOS ELEC-HYD 1 BOOM
BACKFILL
UNDERGROUND DEVELOPMENT WASTE ROCK AND SURFACE ROCK THRU WASTE PASS
STOPE MINING
CUT AND FILL WITH WASTE ROCK BACKFILL, ON A 5 m WIDE VEIN, 60 DIP
BLOCK No 1
BLOCK No 2
BLOCK No 3
BLOCK No 4
BLOCK No 5
BLOCK No 6
BLOCK No 7
MINERAL
ON LEVEL: LHD & TRUCKS
TO SURFACE: HOIST WITH 4t SKIPS

The stopes will be accessed from the footwall drifts. Crosscuts (+/-20%) from the footwall drifts will be used to transport broken muck from the stopes. The mineral will then be hauled on the level to the ore pass. It will then be hoisted to surface in the skips.

Ore will be mined in horizontal breasts (4.2m long by 3.0m high) from both ends of the stopes. Double (4.2m) boom electric-hydraulic jumbos will be used to drill in the stopes (Fig. 13.2). Jack-legs may be used in some special situations. Depending on characteristics of the rock, drilling may be vertical. Load haul dump 3 m^3 and 3.8 m^3 will be use to haul mineral from the stope to the ore pass.



Fig. 13.2 Stope Drilling.

13.5 Mine Equipment

Equipment on site for the development and mining includes two - double (4.2m) boom electric-hydraulic jumbos, three $3m^3$ load-haul-dump (LHD) units and two $3.8m^3$ LHD units and two 20 tonne trucks. Loading pockets are installed on the "8" level (200 meters below surface).


SHAFT
LEVEL STATION 10
GRIZZLEY
BIN
LOADING POCKET
"10.5" LOADING POCKET ROCK WORK
FIGURE 13.3

Figure 13.3 "10.5" Loading Pocket Rock Work.

13.6 Mine Ventilation

One fan (150,000 cfm) will be installed on raise #4 to the east of the mine as an exhaust fan for the mine. Secondary fans will be used for ventilation during the drifting and other development. This raise will be slashed to 10' diameter from the existing 6' diameter.

13.7 Pumping

The main pump station with decant sumps is located on the "8" level. The pumping rate was approximately 9.5 l/s to 12 l/s with 100 Hp vertical turbine pumps. In the past, the mine water was used as mill makeup water.

A new pump station with sumps will be constructed on level 10, to collect mine water and pump it to the level 8 sump. A sump will be established in the bottom of the shaft after completion of the ramp to level 11. The pumps will deliver this water to the level 8 sump. The pumps in the sumps are vertical submersible pumps with a 300 gpm capacity.

14.0 CONSTRUCTION AND PRODUCTION SCHEDULE

Construction for the mill expansion to 1,200 t/d was underway at the time of the site visit during January 14 - 15, 2006. This work was sufficiently advanced that a start-up early in the Third Quarter seems realistic.

Underground development and stope preparation work was also underway at the time of the site visit. The stopes previously mined by Bacis on the "8" level require little preparation. The broken muck from these stopes can be hoisted to surface from the existing loading pocket at the "8.5" level.

A temporary loading (lip) pocket is planned at the "9" level to allow broken muck to be hoisted from the stopes on the "9" level.

The new decline from surface to access the stopes at the west end was advancing to its objective. With these working places, feed can be transported to the mill.

The critical path to full production from the underground would be the rock work and installation for deepening the shaft and of the loading pocket at the 10.5 level (Figure 13.3).

15.0 PROCESS PLANT AND TAILINGS DISPOSAL

15.1 Existing Plant
The existing plant had a nominal capacity of 750t/d. Mill feed was trucked to the surface crushing plant, with a 24" X 36" jaw crusher.

Crushed material was then processed through secondary and tertiary crushing in closed circuit to produce a -3/8 inch feed to grinding. Primary grinding occurred in a small ball mill (8' X 6') followed by sequential flotation in column flotation cells designed by site personnel which consumed significant high pressure air. Regrinding of rougher concentrates was conducted followed by cleaner flotation in conventional cells. The single largest production restriction was the small primary grinding mill, limiting tonnage throughput to 700tpd. The plant had a nominal 750tpd capacity with some parts of the plant already expanded to 1200tpd capacity, which was Bacis's target ultimate capacity.

After flotation, the concentrates were dewatered in thickeners and filters for transportation to the smelters.

The final tailings were stored in the tailings disposal area. Water from the tailings was recycled to the process plant, creating a closed water circuit.

In 1997 to 1998, the mill processed 250,000 tonnes before the mine was shut down at the end of 1999 due to low metal prices. The existing mill grinding capacity limited throughput to 700 tpd. The mill feed averaged 1.2% Cu, 90g/t Ag, 0.5g/t Au, 1.8% Zn, and 0.6% Pb. Production was 2,370 tonnes of copper, 495,000 ounces of silver, 2,013 ounces of gold, 2,802 tonnes of zinc and 856 tonnes of lead.

For the mill feed processed by Bacis, mill recoveries were reported as 80% for copper, 65% for zinc, and 70% for lead. Silver recovery totaled 70%, of which 35% was contained in the copper concentrate, 28% in the lead concentrate and 7% in the zinc concentrate. Gold recovery was 60%, evenly contained in copper and lead concentrates.

Enriquez (2003) suggested that better grade control and blending of mineralization from several working areas might significantly improve recovery. Laboratory testing at site indicated a finer primary grind would increase recoveries to expected levels, but was not done as it would have further reduced mill tonnage.

Next Page: Figure 15.1 Process Plant.


NORTH
MINERAL PATIO
EL. 2495.00
DECANTATION SUMP P-1
DECANTATION SUMP P-2
REAGENTS BUILDING
TRANSFORMER
VIBRATING FEEDERS ALIM-01
THICK ORE BIN TOL-01
JAW CRUSER QUEB-01
CONVEYOR BELT No.1 TB-01
MCC CRUSHING AREA
ELECTROMAG EL-01
TRANSFER CHUTE CHUTE-01
TRANSFER BIN TOL-02
BELT FEEDER ALIM-02
CONE CRUSHER 4' STD QUEB-02
CONVEYOR BELT TB-03
DOUBLE SCREEN CRI-01
CONVEYOR BELT TB-02
CONVEYOR BELT TB-04
CONVEYOR BELT TB-05
TRANSFER CHUTE CHUTE-02
FINE ORE BIN TOL-03
BALL MILL 12' X14' MOL-01
TAILINGS THICKENER ES-04
DISCS FILTER 6-X6' FD-03
BULK ROUGHER 3X WEMCO 300 CELL-01
BULK SCAVENGER 3X WEMCO 300 CELL-02
AGITATED CONDITIONER TANK CO-04
AGITATED CONDITIONER TANK CO-03
BLOWER SO-01
BALL MILL 8' X6' MOL-02
MCC FLOTATION AREA
OK-5 CuPbZn REGRIND ROUGHER CELL-03
BALL MILL 5' MOL-03
REAGENTS FEEDER
OK-5 CuPbZn REGRIND SCAVENGER CELL-04
4 24 SUB A CuPb CLEANER CELL-07
4 21 SUB A CuPb CLEANER CELL-08
AGITATED CONDITIONER TANK CO-01
4 21 SUB A CuPb SEPARATION CELL-09
2 18 SP SUB A CuPb SEPARATION CELL-10
AGITATED CONDITIONER TANK CO-02
Zn FLOTATION ROUGHER 4 DR 200 CELL-05
4 24 SUB A Zn CLEANER CELL-06
COPPER THICKENER ES-03
ZINC THICKENER ES-01
DISCS FILTER 4-X6' FD-01
LEAD THICKENER ES-02
DRUM FILTER 6' X4' FD-02
STORAGE BIN TS-13
GENERAL ARRANGEMENT
CAPSTONE MINING CORP
PROCESS PLANT
GENERAL ARRANGEMENT
FIGURE 151

15.2 Proposed Plant

With the proposed modifications, the plant will have a nominal capacity of 1200 t/d, with anticipated through put of 350,000 t/y and a capacity of 400,000 t/y as availability of mine feed is increased.

Major equipment changes to facilitate the expanded production rate include:

Increasing the size of the coarse ore feed bin ahead of the jaw crusher,

Installing a 1.82m (4 foot) standard cone crusher which will be operated in close circuit to produce a 19mm (-3/4") product size,

- constructing a new fine ore bin with 500 tonne capacity, ahead of the mill,
- installing a 3.66m X 4.25m (12' X 14') ball mill for primary grinding producing a p80 of 113 micron, together with required cyclones for close circuiting and pumps capable of handling the design flow rate,
- Installing banks of six (6) Wemco 300 flotation cells for bulk rougher flotation and additional Denver flotation cells for increased cleaner capacity.

In addition the existing primary ball mill will be converted for use as a zinc rougher concentrate regrinding mill, and the larger of the two existing regrind mills will be utilized for copper/lead concentrate regrinding prior to cleaner flotation. Mill and mill motors will be refurbished as required, and piping changes and required pumps installed to allow the circuit to operate efficiently.

Pumps will be reconditioned and reused where available, but new pumps will be installed for feed to the cyclones from primary grinding and in the bulk rougher flotation feed circuit. Two new disc filters will be installed to replace and increase the capacity of existing filters, while the existing lead disc filter will be refurbished.

Existing thickener capacity is adequate, and this equipment will be inspected and refurbished as required. The mill has covered concentrate storage areas capable of up to 2000 tonnes total capacity, allowing shipping to occur in convoy if required.

Other facilities including the reagent storage and mixing building and the warehouse/ maintenance shop require minimal work to be brought back on line.

The laboratory has already been re-equipped with new equipment and redesigned to allow for both metallurgical flotation testing, as well as standard assay work. The laboratory is currently up and running, assaying mine samples.

The concentrate produced from either type of mineralization is readily saleable with few penalty items. The company has entered into sales contracts with Glencore covering the period 2006-2008 inclusive.

The major pieces of equipment for this expansion have been purchased and are on site.
In summary, bulk rougher flotation process would be followed by selective cleaning to produce copper-lead-silver concentrates and a zinc concentrate. Capacity of grinding circuit would be increased by the addition of a 3.66m x 4.25m (12'x14') ball mill. Flotation capacity would be increased by the addition of

six (6) Wemco 300 cells for bulk rougher flotation. The two existing ball mills would be utilized for regrinding of the rougher concentrate. The discharge from the regrind mills would be directed to the copper-lead flotation cells. Concentrate from the copper-lead circuit would be cleaned in the copper-lead cleaning circuit, while the tailings would be pumped to the zinc flotation circuit. There is provision for flotation of a separate lead concentrate if lead grades warrant it. Thickening and filtering capacity would also be increased to ensure acceptable moisture levels in the copper-lead and zinc concentrates.

15.3 Tailing Impoundment Area

The tailings will be deposited into the existing tailings dam located immediately south and east of the mill facilities and process buildings. The existing containment facility was founded on a rock fill starter dam with subsequent embankment raises constructed almost entirely of tailings using the upstream method of dam construction. With this method of construction, the embankment used to provide tailings containment is constructed in a series of stages with each stage resting on tailings deposited upstream of the previous stage. Constructed in this manner, the embankment centerline was shifted progressively upstream. This type of construction is classified as Method 2 in NOM-141-SEMARNAT-2003.

It is estimated that approximately 430,000 m^3 of tailings are contained in the existing facility.

In previous years, tailings were deposited as a slurry from the embankment crest to create a sloping surface or beach extending from the dam. Deposited in this fashion, the coarser tailings particles deposit nearer the dam while the finer tailings and supernatant collect near the rear of the impoundment. The tailings surface is highest at the north end of the embankment and slopes towards the southeastern extent of the impoundment.

Embankment raises appear to have been constructed of the coarser tailings deposited near the embankment through mechanical placement using standard earthmoving equipment, i.e. the beach tailings appear to have been pushed up into position using a bulldozer to create the raises. The downstream face of the embankment raises was then covered with a veneer of rock in an effort to control erosion of the embankment face, either by wind or runoff. The slope of each raise is approximately 1H:1V with several steps or benches incorporated to create an overall slope of roughly 1.5H:1V. The existing structure is presently in the order of 18m high.

As the tailings settled from the slurry suspension, the liberated supernatant was collected along with any runoff or direct precipitation in a 'free water pool' towards the south end of the impoundment area away from the dam. A series of reinforced concrete towers located along either side of the basin were used to decant solution from the impoundment by gravity flow through concrete pipes to seepage collection ponds located downstream from the dam. The solution was then pumped from the collection pond located furthest downstream back to the processing facilities for re-use. Water testing of the decant system confirms that they are functional.

The proposed plan, as engineered by Vector Engineering, is to store an additional 4 million tonnes of tailings in this facility. The first lift of construction will be a 12 m lift constructed on a modified centre line method of construction as shown on the plan (2481m elev.) which will store approximately another 760,000 m^3 (Figure 15.2). This first lift will provide 4 years of containment before another lift will be required. Materials of construction are entirely local colluvial materials available within the local basin. All construction materials have been tested and proven suitable for construction. The tailings will be pumped as slurry to the containment area and spigot discharged along the upstream face of the dam.

The existing tailings observed on the surface contain appreciable amounts of residual sulfide mineralization. Oxidation of these minerals has resulted in acidic conditions in the tailings and low pH seepage from the impoundment. According to the requirements of NOM-141-SEMARNAT-2003 Section 5.7.2, tailings with net acid generating potential are required to be capped with cover soil or submerged in water to inhibit oxidation and acid drainage.

Oxidation of the tailings has also created considerable ferrocrete-type cementation and imparted high strength to the tailings. The tailings appear to be well drained with no seepage occurring except for at the very base of the dam. Based on the high strength of the cemented tailings and well drained nature of the facility, the structure meets the stability requirements of NOM-141-SEMARNAT-2003 in its current condition. Subsequent geotechnical testing by Vector Engineering confirms the assumptions and design criteria for the project.

An existing diversion ditch system extends from the eastern limits of the tailings impoundment area south and west past the south abutment of the dam. The diversion ditch system will be reconstructed at a higher elevation to suit cut-off as the basin fills with tailings in future years. This diversion work will be done concurrently with the construction of the first 12 m lift of the tailings dam. Earthfill dikes ('diques') were used in areas where the diversion crosses arroyos coming off the topographically higher areas to the east and south. These dikes were constructed by the dozing of colluvial material from the adjacent hillsides in to place to create the embankments. All seepage is collected at the reclaim water facility downstream of the tailings dam. The largest of these dikes is on the order of 7 to 8 m high. The dikes have been repaired and a will be tied into the new diversion ditch system as indicated on the attached plan.

A series of three seepage collection dams are located downstream from the main tailings dam.

A second dam, Bordo 2, is a rock fill structure located approximately 25 to 30 m downstream from the toe of tailings dam. It is approximately 8 m high with a 0.5m thick reinforced concrete masonry starter dike approximately 3 m high at the downstream toe. In addition, a third dam, Bordo 3, also a rock fill structure, approximately 4 m high, is located approximately 100m downstream from the tailings dam. A concrete lined trapezoidal spillway is located on the south end of the dike crest.

There is also a retention wall structure which is a 1m thick reinforced concrete dam located approximately 300m downstream from the tailings dam. The configuration, with valves, pipelines and equipment foundations at the structure, indicate that this facility was used to recycle process water back to the plant. This facility will be reconstructed to serve as the tailings reclaim water facility pumping reclaim water back to the mill.

Next Page: Figure 15.2 Embankment Plan and Sections.


STAGE 4 EMBANKMENT
TOE LIMITS
DRAIN AND FILTER
AREA (TYP.)
EXISTING ROAD
STAGE 1 CREST
EL. 2475.0m
STAGE 4 CREST
EL. 2494.0m
STAGE 1 EMBANKMENT
TOE LIMITS
A
B
C
D
A'
B'
C'
D'

16.0 SITE SERVICES

16.1 Site layout

The site, plant and facilities are shown in Figure 16.1


SITE LAYOUT FIGURE 16.1
SAN ROBERTO HILL
TO ZACATECAS CITY
LEASED AREA
TAILINGS DAM
PROCESS PLANT
OFFICES
PROPOSED PURCHASE 150,000 m2
EJIDO HACIENDA NUEVA
EJIDO LA PIEMIENTA
TO HACIENDA NUEVA

Figure 16.1 Site Layout.

16.2 Access Roads

The Cozamin Project is 3.8 km from the city of Zacatecas, and is accessible by two-wheel drive vehicles via paved roads to the property boundary. All weather gravel roads in good condition provide access to most of the property.

16.3 Power Supply and Distribution

Electrical energy is supplied to Cozamin by the Federal Electrical Commission, via a 13,200v line from Zacatecas.

Power is distributed throughout the property at 13,200v. There are two main substations - one at the plant and one near the mineshaft. The plant substation services the process plant, crushing plant and the assay lab. Motors in the plant and crusher are 440 three phase except for the primary mill which is 4160 volts.

The mine substation on surface supplies power to the hoist at 2300 volts, 440 volts to the mine compressors and pumps to plant make up water tanks and 220/110 for offices and surface infrastructure. Power is distributed underground at 13,200 volts where sub-stations with 13,200/440v transformers supplying power at 440v to operating equipment. The level 10 substation will be supplied at 13,200v, transformed for primary distribution to remote 500kva substations at 4,160 volts. These substations will be 500kva at 4160/440 to supply operating equipment underground.

The 13,200v supply line also supplies the process plant water return pump and the main ventilation fans through 13,200/440v transformers.

Total load for the mine and plant operating at 1000 t/d is estimated to be 2,600 kW.

16.4 Water Supply

Process Water

The main water supply for the plant is obtained from the San Roberto Mine. Water is also recycled from the tailings disposal area. The water, as well as precipitation, is captured at the containment dam located in the valley below the tailings pond and re-circulated to the plant.

Additional makeup water is available from other shafts to the east of the mine operating area from the Volado Shaft and the San Rafael Shaft. There is an existing power line and 4 inch steel waterline from the San Rafael mine to the process plant.

Domestic Water

Mine domestic water is presently supplied by tanker truck from Zacatecas. Also there is a potable water line passing near the property from Zacatecas to Veta Grande that could supply domestic water. Mine drill water is supplied from the water settling tank near the San Roberto shaft.

17.0 ENVIRONMENTAL CONSIDERATIONS

This section of the report is based on the work undertaken for Capstone under the supervision of Nimbus Management Ltd., J. L. Hardy, P.Geo, Principal.

The Cozamin project site lies within a regionally mineralized area that has seen extensive historic mining over more than 475 years. Host rocks surrounding the mineralized bodies are anomalous in base and precious metals, providing a halo of elevated metals values that extend a considerable distance beyond known workings. Numerous old mine workings, excavations and dumps, as well as some historic tailings are present, both on, and adjacent to, the Cozamin project site; some on mining lands held by Capstone Gold and others are held by third parties. Environmental impacts within the project site resulting from historic activities are evident, as well as the present day, though intermittent, operations of surrounding mines by third parties. The impacts have been discussed, though not necessarily completely documented in historic reports.

Prior to Capstone's option of the Cozamin project, several environmental studies were completed by previous owners. The Cozamin mine had been permitted to operate at 750 t/d. These permits remain in place, following Capstone's option to purchase. However, no formal impact assessment of the previous operations of the Cozamin Mine had been submitted to SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales), the Mexican federal regulatory agency in charge of environmental permitting.

17.1 Permitting

Following appropriate discussions and a letter notification to Mexican environmental regulator, SEMARNAT, Capstone's 2004 and 2005 programs of surface and underground exploration was authorized to proceed. Reclamation required as part of these programs has been completed and inspected by SEMARNAT.

Successful permitting and regulatory approvals for the expanded operation require submission of the results of three separate investigations:

- An environmental impact assessment, known in Mexico as a Manifestacion de Impacto Ambiental (MIA);
- A detailed study of the new ground which needed for use as part of a mining operation, known as the Estudio Justificativo de Cambio de Uso de Suelos (ETJ); and,
- A risk assessment to include all aspects of the expanded operation, known as an Estudio de Riesgo (ER).

The MIA, the Mexican equivalent of an environmental impact statement, has recently been completed. Studies required to support the MIA include a detailed analysis of the following: soil, water quality, vegetation, wildlife, hydrology, hydrogeology, cultural resources and socio-economic impacts. After a review process, which may include requests for additional information, SEMARNAT issues a statement of acceptance of each report which includes detailed terms and conditions of compliance; these documents are known as Dictamens.

In February 2005, Capstone commissioned Clifton Associates Ltd of Guadalajara, Jalisco, a firm certified to conduct environmental base line surveys and risk assessments in Mexico to complete the necessary

environmental assessment of the proposed expansion and develop the documentation to support submission of the MIA, ETJ and ER for the expanded Cozamin Mine. This work was carried out under the supervision of Nimbus Management Ltd.

These investigations identified acid rock drainage and metal leaching as potential concerns manageable with appropriate mitigation measures. Static acid-base accounting showed that flotation tailings and some types of waste rock have the potential to generate acid drainage. However, the country rocks surrounding the deposit have significant neutralizing capacity and show relatively low permeability. In addition, construction activities programmed as part of the expansion are expected to significantly reduce identified sources of acid drainage associated with the historic tailings impoundment. Further, during operation newly generated waste rock will be used as underground back fill, so mining will not generate new surface waste dumps, and will reduce significantly the volume of existing dumps. Additional mitigation measures involve both engineering design and operational approaches. Planning for closure design may include covering and encapsulation of the tailings impoundment if monitoring indicates this is required.

Other issues of environmental concern relate to potential impacts comparable to those in underground mines of similar size with flotation tailings impoundment. These will include: dust, tailings handling/management, storm water diversion, combustibles and reagent management/handling, waste management and disposal and noise. Planned "best practices" operational management along with sequential progressive reclamation and closure planning will reduce new sources of contamination. Post-closure monitoring and follow-up will require more detailed planning after start-up of a new operation. However, they are not anticipated to involve measures significantly different than would be expected for an underground mining operation of this size and type.

Capstone submitted its MIA for the expanded operation on July 20, 2005. The Dictamen outlining required terms and conditions was received on August 29, 2005. This document provides authorization for Capstone to begin construction activities within the existing project footprint subject to the terms and conditions outlined; these represent normal environmental and regulatory requirements as described in the MIA, and all costs are included in the operating costs summary. Development of the required mitigation plans, closure strategy and operational procedures is ongoing, and will be used as the basis for worker training on start-up of a new operation.

The MIA authorization is valid for a period of ten years from the date of issue, and is conditional on acceptance of the ETJ, which was approved and received on February 14, 2006. The Estudio de Riesgo was filed on December 9, 2005; the maximum statutory review period for the ER following submission is forty-five (45) days.

During project construction, as Capstone fulfills the terms and conditions of the three Dictamens, detailed reports (including mitigation and closure plans) will be filed with Profepa (Procuraduria Federal de Proteccion al Ambiente en el Estado de Zacatecas), the enforcement branch of SEMARNAT. Following a final inspection by Profepa, Capstone will make an application for its operating permit. This is known in Mexico as a Licencia Unica Ambiental (LAU). While unforeseen delays are always possible, project details and schedules have been fully and completely discussed with SEMARNAT, and no delays or difficulties are expected in obtaining the operating permit.

An environmental management and monitoring program is currently underway and will be ongoing. Data collected will be used to define an operational environmental management and monitoring program,

which will include appropriate environmental management and mitigation plans. This will be reviewed and revised as necessary, on at least an annual basis, with results reported to Mexican regulators.

Though some assessment and management planning remain to be completed, work to date indicates that environmental impacts are manageable. It is expected that management solutions can be developed within the project schedule and time frames.

17.2 Operations

Mitigation Measures During Operations

The Cozamin Mine lies within an area strongly impacted by historic mining activities. Though the MIA acknowledges that prior impacts have occurred, Mexican environmental and land use legislation lacks specific provisions for "grandfathering" these types of impacts. Key to analysis and evaluation of potential environmental impacts resulting from a renewed operation and the mitigation of potential impacts is a well-defined and documented monitoring program. Ongoing data collection will allow integrated and prioritized mitigation measures to be defined, as well as optimization of operating parameters during construction and operations.

Mitigation and reclamation practices, such as those described below have been developed and successfully applied at mines in North America and Mexico. Such practices can be expected to mitigate the effects of new environmental disturbances at the Cozamin Mine during operations, and will also support ongoing preparation of the site for speedy and cost-effective closure.

Environmental Monitoring Program

Surface water quality monitoring has been ongoing on a monthly basis since February 2005, using a Mexican lab certified to conduct water quality analysis. Sample collection and handling, as well as selection of appropriate sampling points and parameters are conducted according to accepted Mexican and international practices, including a thorough program of field duplicates and blanks to ensure appropriate quality analysis and control on sample collection. However, with respect to analytical results, work to date suggests some apparent problems in laboratory quality analysis and control. Cozamin staff are working with the lab to ensure appropriately stringent controls are observed with respect to use of in-house laboratory standards of quality analysis and control.

With the recent completion of several groundwater monitoring wells, groundwater quality monitoring will begin as soon as sufficient water is present to allow sampling. These data will form a baseline to direct mitigation and control activities. Monitoring points and parameters, as well as laboratory quality analysis and control are to be reviewed and revised on an annual basis.

Best Management Practices

Routine best management practices in the short- term will incorporate cost-effective field measures such as:

- surface water management by channeling and/or diverting surface waters away from old workings, areas of historic disturbance, tailings, waste rocks, shops and plant area. This will reduce/control the flow of contaminated waters, segregating waters according to their quality (e.g. industrial discharges, run off waters, fresh surface flows, etc);
- general clean up of solids and any potential sources of acid generation from areas both within the mine and from surface drainages;

- diversion of existing flows into engineered channels to minimize flows across disturbed areas and where possible to prevent or minimize erosion during peak flows;
- appropriately located sedimentation and decantation ponds within the surface areas of the site, as well as in the underground mine, to remove any suspended solids from waters before they exit the immediate area of generation and are dispersed to the ambient environment; these ponds will have adequate size and retention time to allow for settling of solids;
- as required short-term placement of waste rock and development muck in specific pre-established dump areas, or within areas of previous disturbance. (In the longer term, these materials will be replaced underground for use as backfilling in ongoing mine operations.). This will to minimize the size of the footprint for the renewed operation. In conjunction with this, diversion channels will direct surface waters away from these areas and run off will be optimized through use of appropriate covers;
- clean up of areas of localized areas of historic tailings spills with removal to the tailings impoundment;
- stockpiling of organic material and soils from any newly disturbed areas around the expanded tailings facility;
- salvage of those plant species identified in the MIA and replanting in the area of the temporary onsite nursery. As operations commence, a permanent site will be selected for an on site nursery to support seed collection, growth and cultivation of native species for use in concurrent reclamation, as well as nurturance and cultivation of plants provided by SEMARNAT to support reforestation activities;
- education and awareness programs will be developed to make sure that employees and contractors are able to recognize and respect the floral species identified in the MIA as requiring preservation and salvage;
- interim revegetation where appropriate to reduce erosion. Where possible areas not being used in ongoing operations will be reclaimed on a concurrent or interim basis. (Areas not revegetated will include areas of ongoing activity such as the plant, shops, active tailings impoundment, active interim waste dumps, sites around buildings etc;
- enforcement of written policies of no-hunting or capture for fauna will be put into place for all employees and contractors; and
- training and awareness programs to be developed and implemented for all contractors and employees to support handling and management of domestic garbage, non-hazardous and hazardous wastes on site.

Surface Water Management and Erosion Control

There are no permanent water courses on the Cozamin Mine site, but wet season flows are commonly intense, though short lived. Though no construction activities are currently anticipated during rainy season, during operations storm water flow management and erosion control planning will be keys to effective environmental management.

Activities anticipated as part of Cozamin's Sediment and Erosion Control Plan will include the following:

- during construction, any flows exposed as a result of earth-moving in the area of the existing tailings impoundment will be diverted into engineered diversion channels to minimize excessive surface run off across disturbed areas, the existing tailings impoundment, waste piles, etc;

- during construction, sediment catchments basins and ponds designed to catch and contain sediment displaced from exposed and erodible surfaces will be constructed prior to disturbance. Ponds will have sufficient retention time to permit settling to remove sediment from water inflow and runoff;
- where possible slopes will be constructed with a 3H:lV slope to reduce the erosive effects of water. Certain cut and fill embankments and soil stockpiles may be temporarily seeded to reduce potential wind and water erosion. Seed mixtures will be selected to suit climatic conditions at the site;
- in areas with minor flow concentrations particularly in the wet season, if required, straw bales, silt fences, and swales will be used to reduce the velocity of the water and reduce erosion;
- where small natural stream channels enter disturbed or reclaimed areas, the water will be diverted, diffused, or channeled through the area using designed and constructed non-erosive channels. Riprap will be used if necessary to stabilize the constructed channels in areas that are subject to highly erosive stream flows; and
- where additional disturbance and clearing of vegetation is necessary, construction slash and noncombustible debris will be prevented from entering ponds, streams or streambeds. If debris enters a watercourse in an amount that may redirect or obstruct the flow of water, or affect the downstream water quality, the debris will be removed as soon as practicable. Removal will be done so as to cause the least disturbance to watercourses.

Concurrent and Interim Reclamation

The emphasis of the ongoing work program will be to minimize to the extent possible any new disturbances, to fully reclaim all sites of Cozamin impacts within historic disturbances, and to prevent further environmental degradation associated with the existing surface disturbances not further impacted by Cozamin's present activities. Reclamation in previously disturbed areas, which will be additionally impacted by project activities will focus on environmental mitigation, and prevention of additional impacts as assessed by ongoing monitoring. Overall reclamation strategies will be directed towards returning disturbed areas to a stabilized condition following mining and processing activities, and to ensure the longer term protection of land, air, water and biologic resources of the site. Interim reclamation during operations will stabilize disturbed areas on a routine basis as soon as possible after project activities have been completed in a given area.

Interim revegetation (and if necessary recontouring), is essentially another integral part of erosion control and management, which will be a routine parts of operations at Cozamin until final reclamation can be completed. Soil stabilization and erosion control measures will be implemented in all disturbed and unprotected areas to take advantage of seasonal weather conditions. As activities within an area are completed, sites will be contoured and revegetated to minimize erosion and visual impact. The surface profile in reclaimed areas will blend with the surrounding terrain. Stabilized flow channels will convey water through reclaimed areas to prevent concentrating or ponding. Any localized riprap and benches that were used for slope support will be removed when slope stability is not essential. Materials that are incompatible with revegetation will be removed or used as fill. Where necessary, the material surface will be scarified to create a suitable material interface for soil with good growth medium. With the objective of continuous improvement, the success of reclamation already completed in areas of surface exploration, will be reviewed to better develop methods of revegetation and reclamation during construction and operations. Decisions concerning the selection of individual native species will be made after review of these results, and consultation with appropriate Mexican regulatory authorities.

Spill Prevention and Control/Removal of Hazardous Wastes

Used oils, fuel contaminated soils, and hazardous wastes will be removed from the site on a routine basis by a certified transporter of hazardous materials for disposal in an approved facility. The procedures

necessary to implement a coordinated emergency response program are in place, and will be reviewed and revised prior to the start of operations. Training and awareness programs with respect to waste management and spill prevention will be developed for plant and operations personnel.

Remediation of Waste Rock, Spilled Tailings and Abandoned Mine Workings
Though past mining has not produced large quantities of waste rock for storage on surface, the long history of mining has produced significant accumulations of waste and broken development rock over a broad area. It is anticipated that much of this material will be used as backfill in selected mine areas. A program to survey and document these areas is underway. Where appropriate this rock may also be removed for use in construction of the expanded tailings facility, used as backfill or dumped in designated interim waste disposal areas. Old workings will be accurately mapped, and an evaluation will be made of the most appropriate closure or sealing options.

Health Safety and Environmental Management
With a renewed operation, improvements in policies, practices and procedures are required to bring the operation into compliance with Mexican law, and to maintain this compliance from the life of the mine and beyond into closure. To this end Capstone Gold will define and implement a corporate Health, Safety and Environmental Policy. The Cozamin Mine site will develop a Health, Safety and Environmental Management program which will include appropriate policies, monitoring plans, written procedures and documentation as required under Mexican law.

Over the next year, historical and newly emerging information from the ongoing health, safety and environmental monitoring program will be integrated to allow identification of issues, setting of targets and objectives, as well as identification of risk-based priorities, based on loss control concepts. Implementation of this system will require: definition of an appropriate organizational structure; designation of responsibilities; document control to ensure availability and regular review; operational control procedures including guidelines, check lists, work procedures manuals; health, safety and environmental awareness training; communications structure; and emergency awareness and response. Checking and corrective actions will include: monitoring; maintenance; identification of non-compliance events and correction follow up completed; record keeping; and a mechanism for internal audits. The system will also be structured to take into consideration the goal of continuous improvement in all facets of the operation. It is anticipated that within the first year of full operation the Cozamin Mine site will undergo an external audit by a certified Mexican consultant, to work towards certification into the Clean Industry program established by the federal government.

17.3 Closure and Reclamation

Closure strategies for the Cozamin Mine have been developed with the objective of leaving the site in a useful, safe and stable configuration able to support native plant communities, watershed functions, and limited livestock grazing. The largest infrastructure component for closure of the Cozamin site is the tailings dam and ancillary facilities. Once underground mining and processing are completed, the tailings facility will be prepared for final closure as soon as practical to take advantage of dry season conditions to facilitate earth-moving and the rainy season to support effective regeneration of vegetation. Overall reclamation activities will be scheduled to take place as soon as practical after operational activities and necessary clean ups have been completed in a given area to minimize erosion, potential acid generation and stream bed sedimentation problems. Work will be timed to take advantage of optimal climatic conditions.

Maximum flexibility will be preserved in the reclamation plan to allow for changes in approach or technique as information is expanded and results of the ongoing monitoring programs are understood. The project also hopes to take advantage of new reclamation and erosion control methods as they become available.

Capstone will complete a conceptual Reclamation Plan prior to commencement of operations that will be provided to Mexican regulator, SEMARNAT. A formal operational Reclamation and Closure Plan will also be submitted within six months of the start of operations, and will be revised annually with respect to both objectives and costs.

Most generally in Mexico, formal revegetation standards have not been defined in part because seasonal and year to year fluctuations in rainfall in many areas, dictate a preference for natural re-occupation. During operations, annual reclamation plans will also be submitted to SEMARNAT, and enforcement agency, PROFEPA, as well as twice yearly reclamation reports which detail the number, type and location of species planted, as well as planting, and maintenance procedures. Regular compliance inspections of reclaimed areas are carried out by PROFEPA. Following closure of individual portions of a project, PROFEPA inspections may also be expected.

Cozamin's Reclamation and Closure Plan will incorporate the following basic goals:

- establish stable topographic and drainage conditions that are compatible with the surrounding landscape, and control erosion and water quality impacts from construction, operation and closure;
- establish suitable surface conditions that support regeneration of a stable plant community, through removal, stockpiling and re-application of suitable soil material or growth medium; and
- establish a long-term productive, self-sustaining biotic community compatible with proposed future land uses, and comparable to what currently is present on site by seeding or planting disturbed areas using species recommended by the regulators and adapted to site conditions.

The Plan will also include specific plans to address the following aspects:

- removal of structures and equipment;
- establishing long-term stability of slopes and surface materials;
- return of the land to conditions capable of supporting prior land use, equivalent uses, or other acceptable use;
- safety issues relating to open stopes, adits, shafts, subsidence, toxic or other hazards;
- elimination of significant adverse affects on adjacent water resources;
- physical characteristics, nutrients status, and inherent toxicity of tailings or waste rock that may constrain revegetation success;
- potential for acid rock drainage (ARD) from abandoned stopes and shafts, tailings and waste rock dumps (as a consequence of oxidation of sulphides contained in the ore or wastes); and
- costs and schedule of ongoing and post-closure reclamation and monitoring activities and financial guarantees.

It must be emphasized that closure costing at this stage is conceptual with costs based on general rates, the specific site conditions of the Cozamin Mine site, and Capstone's experience in successfully reclaiming exploration drill sites. The amount of money estimated below for reclamation must be considered a preliminary figure. Based on the operational Reclamation and Closure Plan submitted, the amount of money set aside for reclamation will be adjusted up or down. Amounts spent on reclamation during

operations will be reported as part of the Annual Monitoring Report submitted to SEMARNAT and PROFEPA.

Most of the major reclamation activities will take place during operations as part of efforts to mitigate historical impacts. After closure, the majority of reclamation will consist of recontouring, seeding and physical stabilization.

Much of the planned reclamation will be concurrent during operations. Though Mexican environmental law provides for the possibility of bonding, in practice, these are seldom demanded. If required a bond estimate will be developed, and a bond will be posted. At the present time, estimated bonding costs have not been provided in project capital.

An estimate of $3,000,000 has been included in the cash flow model for reclamation and closure. Closure requirements and costs are conceptual at this stage, but the amount is considered reasonable for this size of underground mine.

18.0 COST ESTIMATES

18.1 Capital Costs

The capital cost estimates for the mill, plant and facilities construction, mine preparation and underground development remaining as of the beginning of the year are summarized below. (See Appendix A for details)

Table 18.1 Capital Cost Summary (US$ million).

MINE - Development		$4,075
MILL		$1,400
ANCILLARY FACILITES		$381
INFRASTRUCTURE		$508
OWNER + SITE ADMIN		$2,160
CONTINGENCY	15.00%	$1,279
LAND		$150
TOTAL		$9,953

18.2 Working Capital

The working capital is estimated from parts and supply inventory requirements as well as operating cost outlays during the period until payment is received for concentrates shipments. The amount is US$1.7 million.

18.3 Operating Cost

The operating cost estimates for the mine, mill and site administration are summarized below. (See Appendix B for details)

Table 18.2 Operating Cost Summary

	$/t Milled
Mine	14.18
Mill	15.54
Site Administration & Overhead	3.08
Total	32.80
In addition	
Conc. Transport & Port $/t conentrate	40
Royalty*	3.00%
* Assumes Bacis elects 1.5% NSR instead of 10% contributing ownership	

19.0 FEASIBILITY STUDY FINANCIAL EVALUATION

19.1 Metal Markets

After a decade in the doldrums, base metal prices began rising in early 2003 to current levels. A combination of rising global demand and stagnant primary supply were the largest contributors. The decline in the US dollar also contributed to higher prices.

The cost of producing metals has also increased significantly due to rising prices in power, steel, and consumables mirroring the metal price rise for the same reasons.

The table below illustrates current metal prices, and the prices used in the report.

Case	Copper $/lb	Silver $/Oz	Zinc $/lb	Lead $/lb
Base	1.25	6.25	0.50	0.35
Range	2.20-1.25	8.90-6.25	1.00-0.50	0.64-0.35
Current Prices (as of Jan. 25, 2006)	2.20	8.90	1.00	0.64

As discussed in the process section (11), the property will produce copper, zinc and lead concentrates. Analytical work on concentrate samples has indicated the concentrates are all below penalty limits for arsenic, antimony and mercury. The zinc mineral which is marmatitic is a solid solution of zinc and iron and as a result zinc concentrates contain 10-12% iron. Industry standards result in penalties for iron content above 9-10% at the rate of $1.50 to $2.00 per percent above the negotiated standard. Both the copper and lead concentrates contain bismuth at levels that will result in penalties. The lead concentrate is expected to average 0.7% bismuth with the non penalty level 0.5%, and the copper concentrate to average 0.12%, with penalties above 0.3%.

The concentrates were tender for sale to the three major trading companies operating in Mexico. All assay information was provided on the concentrates as well as anticipated annual production levels. All three companies responded bidding to acquire 100% of the company's production. A contract was awarded to Glencore de Mexico,S.A. de C.V. on the basis of purchasing the concentrate on an FOBST basis (loaded on ship). The contract terms were reviewed with respect to historical industry averages and current terms. Both copper and zinc terms are better than industry average reflecting the current shortages of available concentrate, and the impact of China's growing smelting capacity. The lead terms are industry average and also reflect a likely sale inside Mexico.

The Glencore contract specifies the ability of the company to receive advance payments on sub lots of concentrate production (partial ocean shipment) as well as each party's ability to fix the timing of metal pricing after concentrates have been produced. The contracts are industry standard and do not contain any unusual provisions to the benefit of either party.

19.2 Project Parameters

a) Resources

Measured and Indicated Resource: 2,070,000 tonnes grading 2.50 % Cu, 1.28 % Zn, 0.59 % Pb, 86.3 g/t Ag.

b) Study

Proven and Probable Reserves

2,260,000 tonnes grading 2.16 % Cu, 0.99 % Zn, 0.56 % Pb, 76 g/t Ag

c) Mill throughput rate 1,000 t/d, or 350,000 t/y

d) Mill recoveries

Copper	94%
Zinc	65%
Lead	27%
Silver	75%

e) Average Production of Metals per year

Copper	16,000,000 lbs.
Zinc	4,000,000 lbs
Silver	700,000 tr. oz

f) Pre-production Costs (See Appendix A for Details)

Mine	$ 4.075 million
Plant	1.400 million
Other	0.889 million
Owner & Site Admin	2.160 million
Contingency	1.279 million
Land	0.150 million
Total	$9.953 Million

g) Working Capital $ 1.7 million

h) Operating Costs/tonne milled

(See Details of Operating Costs, Appendix B)

Mine	US$14.18
Plant	$15.54
Administration	$ 3.08

Total Operating Cost **$32.80/tonne**

19.3 Study Results

The results (Table 19.1) indicate an extremely attractive project well positioned to benefit from the current cyclical high in metal prices.

A preliminary analysis of taxes to be paid on profits from production indicates the two major burdens are an 8% employee profit sharing (after all costs including depreciation) and a 33% income tax rate. The company has approximately US $10 million in exploration and development expenses that can be used to reduce the impact of taxation in the initial years.
In CASE 1.0, the base case, the impact of profit sharing and income tax reduces the Net Cash Flow by $6.4 million to $18.3 million, and the IRR to 37% from 43%. More significant percentage impacts will occur in the case of higher metal prices, but the profitability at higher prices makes the taxes payable of less concern.

CASE 1.0 indicates a payback period of approximately 2.75 years assuming 100% equity. Capstone has the funds on hand with which to finish the construction of the facility, and as a result no interest rate calculations were used in the cash flows. Inputting an 8% interest rate on 100% of the funds would increase payback time to 3.1 years in CASE 1.0. Due to the high internal rate of return, any borrowing of money at current interest rates would only increase the project IRR.

The cash flow analysis is based on proven and probable reserves only. As stated in the report, the reserves used in this study are at a point in time in the Capstone exploration program. It is the author's opinion that ongoing exploration will determine the ultimate life of the mine.

Table 19.1 Cash Flow Summary and Sensitivity Analysis.

	CASE 1.0	CASE 2.1	CASE 3.1	CASE 3.2	CASE 4.1	CASE 4.2
	BASE CASE	BASE CASE	BASE CASE	BASE CASE	BASE CASE	BASE CASE
		*CURRENT METAL PRICES	CAP COST +10%	CAP COST -10%	OP COST +10%	OP COST -10%
METAL PRICES						
Copper (US$/Lb)	1.25	2.00 to 1.25	1.25	1.25	1.25	1.25
Zinc (US$/Lb)	0.50	0.85 to 0.50	0.50	0.50	0.50	0.50
Lead (US$/Lb)	0.38	0.50 to 0.38	0.38	0.38	0.38	0.38
Silver (US$ /Tr. Oz.)	6.25	8.90 to 6.25	6.25	6.25	6.25	6.25
Capital Costs	$10.0 M.	$10.0 M.	$11.0 M.	$9.0 M.	$10.0 M.	$10.0 M.
Working Capital	$ 1.7 M.	$ 1.7 M.	$ 1.7 M.	$ 1.7 M.	$ 1.7 M.	$ 1.7 M.
Operating costs / tonne	$32.80	$32.80	$32.80	$32.80	$36.08	$29.52
IRR @ 5%	43%	226%	39%	48%	29%	57%
NPV @ 10%	$12.9 M.	$35.7 M	$12.0 M	$13.9 M	$7.7 M	$18.1 M
NET CASH FLOW	$24.2 M.	$53.3 M.	$23.7 M	$25.7 M	$16.9 M	$32.3 M

- *Copper prices of $2.20/lb, $2.00/lb, $1.75/lb, $1.50/lb assumed for 2006,2007,2008,2009 and $1.25/lb assumed for 2010 and thereafter.*
- *Silver prices of $8.90/oz, $8.00/oz, $7.50/oz, $7.00/oz assumed for 2006,2007,2008,2009 and $6.25/oz assumed for 2010 and thereafter.*
- *Zinc prices of $1.00/lb, $0.80/lb, $0.70/lb, $0.60/lb assumed for 2006,2007,2008,2009 and $0.50/lb assumed for 2010 and thereafter.*
- *Lead prices of $0.64/lb, $0.55/lb, 0.50/lb, $0.44/lb assumed for 2006,2007,2008,2009 and $0.38/lb assumed for 2010 and thereafter*

20.0 CONCLUSIONS

1) Exploration results has met or exceeded expectations and the results used to support the initial resource estimates. The drilling by Capstone validated previous results and provided the justification for mine dewatering and rehabilitation for systematic underground exploration and resource definition.

2) Cozamin has sufficient resources and the additional potential to support a moderate size mine for an extended period.

In terms of mineral resource definition, this report should be considered a snapshot at a point in time. The ongoing diamond drilling on the Mala Noche deposit and the underground work continue to add to the resource base, and upgrade the resource categories. With the additions to the resource base, the projected mine life is expected to be substantially longer than the operating period used in the cash flows for this report.

3) The initial resource estimates for the Cozamin project have been confirmed by the underground diamond drilling and underground development. The drilling produced significant intersections that justify additional underground resource definition in the San Roberto mine.

4) Excellent possibilities exist for finding additional mineralization because the Mala Noche structure has been partially exploited but never systematically explored at depth. Holes previously drilled at depth intersected mineralization suggesting higher grades and better widths.

5) The capital investment of US$ 9,953,000 to complete underground work, the upgrade and expansion of the Cozamin mill and the site facilities required for production is justified based on the extremely attractive return on investment.

6) The advanced construction work results in a short preproduction period to a producing mine. The initial production should therefore be well-timed to benefit from current high prices. This, combined with the low capital cost, should provide an early return of the investment.

21.0 RECOMMENDATIONS

21.1 Summary Recommendations

Based on the extremely attractive return on investment, the project should move to production

The capital investment of US$ 9,953,000 to complete underground work, the upgrade and expansion of the Cozamin mill and the site facilities required for production is recommended.

21.2 Opinion that Property is of Sufficient Merit

In the author's opinions, the Cozamin property is of sufficient merit to justify the production decision. The investment by Capstone will provide an attractive return. The author is of the opinion that production is warranted.

22.0 REFERENCES

Christopher, P.A & Giroux, G., 2005, Technical Report on Initial Resource Estimates (and Exploration Update) Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corp. dated October 31, 2005.

Christopher, P.A., 2004, Technical Report on Phase 1 & 2 Exploration Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corp. dated December 14, 2004 (Revised and Corrected).

Christopher, P.A., 2003, Technical Report on Proposed Exploration Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corp. dated November 25, 2003.

Christopher, P.A., 2003, Technical Report on Proposed Exploration Ventanas Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated May 9, 2003.

Enriquez, E. 2003a. Cozamin Project. Executive Summary prepared for Capstone.

Enriquez, E. 2003b. Various Personal Communications and Summary Figures on the Cozamin project.

SGS Lakefield Research Limited. An Investigation into Metallurgical Testing of Cozamin Ores, March 10, 2005.

23.0 CERTIFICATE OF AUTHOR

I, Robert J. Rodger, P.Eng., do hereby certify that:

1) I reside at:
   8465 – 146 St.
   Surrey, BC, Canada
   V3S 7R4
2) I graduated with a BSc. degree in Mining Engineering from Queen's University at Kingston, ON in 1961. I also hold a diploma in Business Administration from the Alexander Hamilton Institute, New York, NY, obtained in 1973.
3) I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Engineer, No. 18197).
4) I have worked as a mining engineer since graduation from university in 1961.
5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6) I am responsible for the preparation of the technical report titled "Feasibility Report on the Cozamin Property" and dated February 17, 2006 (the "Technical Report") relating to the Cozamin property. I visited the property for two days on January 14 & 15, 2006.
7) I have not had any prior involvement with the property that is the subject of the Technical Report.
8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9) I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.
10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 17th Day of February, 2006

PROFESSIONAL PROVINCE OF R. J. RODGER BRITISH COLUMBIA ENGINEER

Robert J. Rodger, P. Eng.
Consulting Mining Engineer

APPENDICES

CAPSTONE GOLD S.A. DE C.V.

Appendix A

BUDGET SEPTEMBER TO MAY 2005 MODIFY

		DESCRIPTION	SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	Actual vrs Budgetpos/neg VARIANCE	Budget 24-Sep TOTAL	estimated to Complete Dec Jun TOTAL
10		MINE												
	101	SURFACE H/FRAME	6,103	26,597	22,139	13,754	-	15,000	-	-	-	(2,477)	81,116	28,754
	102	SHAFT & U/GND	8,064	1,821	-	-	-	-	-	-	-	(4,885)	5,000	-
	103	SUBSTATION LEVEL 9	1,620	4,146	1,063	2,324	45,846	55,000	-	-	-	-	110,000	103,170
	104	EQUIPMENT MINE	18,402	2,202	397	608,281	334,575	149,000	300,000	100,000	100,000	2,696,143	4,309,000	1,591,856
	105	DEVELOPMENT	30,926	47,427	62,499	60,000	75,138	52,409	40,000	40,000	40,000	(13,400)	435,000	307,547
	106	RAMP TO LEVEL 10 AND 10.5	55,987	60,611	64,532	17,764	74,352	219,264	222,924	169,800	244,800	(24,194)	1,105,840	948,904
	107	OBRA MINERA EXTRACCION NIV 10	-	-	-	9,180	27,300	8,280	3,600	165,900	74,000	-	288,260	288,260
	108	PUMP STATION NIV 10	-	-	-	15,000	18,600	6,600	-	-	-	-	40,200	40,200
	109	ROBBIN NO 2 AMPLIATION (VENTILA	-	-	-	-	-	40,000	12,960	10,000	-	(40,000)	22,960	62,960
	110	LEVEL 10 ELECTRIC STATION	-	-	-	-	36,000	9,000	3,000	-	-	-	48,000	48,000
	111	EVALUACION BARRENO 8" PARA CA	-	-	-	-	-	11,800	11,800	-	-	-	23,600	23,600
	112	STOPE LEVEL 8 EAST	-	-	-	-	27,500	42,500	22,500	7,000	-	-	99,500	99,500
	113	STOPE LEVEL 8 WEST	40,191	65,597	80,988	118,000	134,496	67,388	-	-	-	-	506,660	319,884
	114	STOPE LEVEL 9 EAST	30,002	26,591	38,778	54,000	71,160	54,400	33,629	-	-	(10,000)	298,560	213,189
		TOTAL MINE	**191,295**	**234,993**	**278,396**	**898,303**	**844,967**	**730,641**	**650,413**	**492,700**	**458,800**	**2,601,187**	**7,373,695**	**4,075,824**
11		EXPLORATION												
	111	ASSAY COST	25,000	25,000	25,000	5,000	-	-	-	-	-	-		5,000
	112	CASUAL LABOR	3,886	4,052	1,423	3,120	3,120	3,120	3,120	3,120	3,120	(15,600)	12,480	18,720
	113	CAMP/LODGING COSTS	1,882	2,702	2,891	1,283	1,283	1,283	1,283	1,283	1,283	(10,041)	5,134	7,700
	114	CONTRACT GEOLOGIST	12,181	11,309	12,131	12,090	12,090	12,090	12,090	12,090	12,090	(70,487)	37,674	72,540
	115	DRILLING COSTS	238,858	247,599	204,939	140,001	-	72,884	-	-	-	(36,914)	867,367	212,885
	116	LAND HOLDING COSTS	352	68	420	4,046	19,550	1,185	1,185	1,185	1,041	-	29,030	28,192
	117	TRAVEL (GAS&VEHICLE EXPENSES)	923	703	621	300	300	300	300	300	300	(3,246)	800	1,800
	118	VEHICLE RENTAL	3,667	3,864	3,152	2,317	2,317	2,317	2,317	2,317	2,317	(13,001)	11,586	13,903
	119	FIELD SUPLIES	2,124	4,903	4,814	3,000	2,000	2,000	2,000	2,000	2,000	(24,041)	800	13,000
	120	LABOUR CASUAL	-	-	3,043	10,000	10,000	10,000	12,413	-	-	-	45,456	42,413
		TOTAL EXPLORATION	**288,874**	**300,198**	**258,434**	**181,158**	**50,861**	**105,180**	**34,709**	**22,296**	**22,151**	**- 173,330**	**1,010,327**	**418,153**

		DESCRIPTION	SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	VARIANCE	TOTAL	TOTAL
20		**CRUSHING PLANT**												
	201	CONCRETE BIN (COURSE ORE BIN)	-	-	-	-	3,252	-	-	-	-	3,748	7,000	3,252
	202	VIBRATING FEEDER	-	-	-	-	525	-	-	-	-	4,475	5,000	525
	203	JAW CRUSHER	-	-	-	17,391	2,273	-	-	-	-	17,836	37,500	19,664
	204	BELT MAGNET GRACIDA	-	-	-	-	13,128	-	-	-	-	3,872	17,000	13,128
	205	CONVEYOR NO 1	-	-	-	-	9,459	-	-	-	-	(584)	8,875	9,459
	206	CHUTE NO 1	-	-	-	-	981	-	-	-	-	8,019	9,000	981
	207	CONVEYOR NO 2	-	-	-	-	3,853	-	-	-	-	1,397	5,250	3,853
	208	PRIMARY SCREEN	-	-	-	-	5,560	-	-	-	-	17,090	22,650	5,560
	209	CONVEYOR NO 3	-	-	-	-	3,349	-	-	-	-	401	3,750	3,349
	210	BELT FEEDER NO 2	-	-	-	-	693	-	-	-	-	77	770	693
	211	CONE CRUSHER 4'	-	-	1,956	-	2,878	-	-	-	-	1,516	6,350	2,878
	212	CONVEYOR NO 4	-	-	-	-	2,299	-	-	-	-	1,889	4,188	2,299
	213	CHUTE NO 2	-	-	-	-	628	-	-	-	-	2,372	3,000	628
	214	CONVEYOR NO 5	-	-	-	2,520	16,046	-	-	-	-	28,134	44,700	18,566
	215	LABOUR MISCELANEUS	-	-	-	-	3,600	3,600	-	-	-	-	7,200	7,200
	216	REFURBISH AND REPAIR ELECTRIC	-	-	19,229	19,229	2,042	-	-	-	-	-	40,500	21,271
		TOTAL CRUSHING	**0**	**0**	**21,185**	**39,140**	**70,568**	**3,600**	**0**	**0**	**0**	**88,242**	**222,733**	**113,306**
30		**MILL AREA**												
	301	FINE ORE BIN	-	-	-	-	88,000	29,500	-	-	-	38,500	156,000	117,500
	302	ELECTROMAGNETIC FEEDER	-	-	-	-	-	-	15,400	-	4,600	-	20,000	20,000
	303	BALL MILL FEED CONVEYOR	-	-	-	2,964	7,964	6,000	-	-	-	(6,928)	10,000	16,928
	304	BELT SCALE REFURBISH AND MOVE	-	-	-	4,610	500	1,000	-	-	-	6,890	13,000	6,110
	305	BALL MILL 12 X 14	8,808	102,000	22,037	78,822	135,793	125,070	49,670	28,196	-	22,091	570,486	417,551
	306	BALL MILL 8 x 6	-	-	360	11,000	23,000	-	-	-	-	(360)	34,000	34,000
	307	BALL MILL 5 x 7	-	-	585	6,500	12,500	6,000	-	-	-	1,415	27,000	25,000
		TOTAL MILL	**8,808**	**102,000**	**22,981**	**103,896**	**267,757**	**167,570**	**65,070**	**28,196**	**4,600**	**61,608**	**830,486**	**637,089**
40		**FLOTATION PLANT**												
	401	REMOVE OLD PLANT	-	4,980	20,703	-	-	-	-	-	-	(1,684)	24,000	-
	402	INSTALL NEW PLANT	49,691	103,391	85,829	31,000	67,000	115,089	-	-	-	5,999	458,000	213,089
	403	INSTALL PIPING SLURRY	-	-	-	-	-	15,000	15,000	-	-	-	30,000	30,000
	404	INSTALL ELECTRICAL/CONTROLS	-	-	-	-	12,000	28,000	-	-	-	-	40,000	40,000
	405	BUY AND INSTALL PUMP	-	-	4,759	13,962	-	21,200	-	-	-	4,299	44,220	35,162
	406	BUY BLOWER AND INSTALL	-	-	-	12,750	1,000	12,500	-	-	-	35,250	61,500	26,250
	407	INSTALL PIPING AIR AND WATER	-	-	-	-	-	5,000	6,500	-	-	-	11,500	11,500
	408	TAILINGS THICKENER PUMPS	-	-	-	-	24,000	-	-	-	-	16,000	40,000	24,000
		TOTAL FLOTATION PLANT	**49,691**	**108,372**	**111,291**	**57,712**	**104,000**	**196,789**	**21,500**	**-**	**-**	**59,864**	**709,219**	**380,001**
50		**THICKENING & FILTRATION**												
	501	BUY DISC FILTERS AND INSTALL	-	49,456	778	5,000	21,400	20,000	-	-	-	54,766	151,400	46,400
	502	BUY VACUUM PUMP AND INSTALL	-	-	-	-	7,000	2,800	-	-	-	10,000	19,800	9,800
	503	BUY PUMPS AND INSTALL	-	-	-	6,220	6,000	18,114	3,000	-	-	(6,614)	26,720	33,334
	504	ELECTRIC INSTALL	-	-	-	-	4,500	4,500	-	-	-	-	9,000	9,000
	505	THICKENERS	-	-	-	-	2,000	3,000	3,000	-	-	-	8,000	8,000
		TOTAL TICKENING & FILTRATION	**-**	**49,456**	**778**	**11,220**	**40,900**	**48,414**	**6,000**	**-**	**-**	**58,152**	**214,920**	**106,534**
60		**LOAD-OUT AREA (CONCENTRATE STOCK)**												
	601	INDIRECT CONSTRUCTION	-	-	-	-	5,000	75,000	75,000	8,500	-	-	163,500	163,500
		TOTAL LOAD - OUT	**-**	**-**	**-**	**-**	**5,000**	**75,000**	**75,000**	**8,500**	**-**	**-**	**163,500**	**163,500**

		DESCRIPTION	SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	VARIANCE	TOTAL	TOTAL
70		TAILINGS AREA												
	701	TAILINGS DAM DESIGN	-	1,002	-	60,000	10,000	10,398	-	-	-	-	81,400	80,398
	702	GROUND WATER MONITOR WELLLS	-	460	2,992	17,263	-	-	-	-	-	44,284	65,000	17,263
	703	MAIN DAM LIFT	-	-	-	-	90,000	100,000	-	-	-	70,236	260,236	190,000
	704	DIVERSION STRUCTURES	-	-	-	-	5,000	2,500	22,500	-	-	-	30,000	30,000
	705	LABOUR CASUAL	-	-	-	-	7,500	30,900	-	-	-	-	38,400	38,400
	706	EQUIPMENT	-	-	-	-	5,000	-	20,500	-	-	16,000	41,500	25,500
		TOTAL TAILINGS	-	1,462	2,992	77,263	117,500	143,798	43,000	-	-	130,520	516,536	381,561
80		ELECTRICAL DISTRIBUTION												
	801	13.2 KV POWERLINE	-	-	-	5,000	-	-	-	-	-	-	5,000	5,000
	802	SURFACE SUBSTATIONS	-	-	-	-	3,000	-	-	-	-	32,000	35,000	3,000
	803	LIGTHTING REPAIRS/ADDS	-	-	-	-	7,500	-	-	-	-	-	7,500	7,500
	804	EQUIPMENT	-	-	-	-	10,000	5,000	10,000	10,000	-	40,000	75,000	35,000
	805	LABOUR CASUAL	-	-	-	-	-	10,800	10,800	-	-	21,600	43,200	21,600
		TOTAL ELECTRICAL DISTRIBUTION	-	-	-	5,000	20,500	15,800	20,800	10,000	-	93,600	165,700	72,100
90		INFRAESTRUCTURE												
	901	SHOPS AND SHOPS EQUIPT PLANT/	3,160	3,112	2,087	7,364	10,000	10,000	10,000	10,000	-	6,277	62,000	47,364
	902	WAREHOUSE	930	1,586	4,079	5,000	4,904	-	-	-	-	(9,000)	7,500	9,904
	903	REFURB/FURNISH LABORATORY	1,868	2,782	3,027	-	5,000	-	-	-	-	(5,177)	7,500	5,000
	904	SEWAGE TREATMENT AND BAÑOS	214	182	4,789	-	9,000	-	-	-	-	(185)	14,000	9,000
	905	GENERAL OFFICE	15,583	13,794	8,280	8,000	7,500	-	-	-	-	(9,657)	43,500	15,500
	906	QUIMICO METALURGICO LABORATO	2,207	1,691	2,199	4,500	5,880	4,500	4,500	4,500	4,500	(9,976)	24,501	28,380
	907	EQUIPMET LABORATORY	21,809	17,560	22,474	23,339	3,000	2,454	-	-	-	(5,749)	84,887	28,793
	908	NURSING STATION	-	-	-	-	-	12,500	-	-	-	-	12,500	12,500
	909	HAUL ROAD REPAIRS	-	412	4,615	-	-	-	-	-	-	(27)	5,000	-
	910	FUEL STATION	-	-	-	-	2,500	-	-	-	-	-	2,500	2,500
	911	POTABLE WATER CONNECT	-	-	-	-	-	3,000	-	-	-	-	3,000	3,000
	912	SEPTIC TANKS (2)	-	-	-	-	-	9,000	-	-	-	-	9,000	9,000
	913	FENCES 4 strand barbed wire	-	-	-	-	-	-	10,000	-	-	-	10,000	10,000
	914	FURNITURE LAB-MILL	-	-	-	-	5,000	-	-	-	-	-	5,000	5,000
	915	LABOUR CASUAL	2,995	-	-	-	-	-	-	-	-	960	3,955	-
	916	EQUIPMENT	-	-	26,878	1,400	3,600	23,122	-	-	-	-	55,000	28,122
		TOTAL INFRASTRUCTURE	48,767	41,119	78,429	49,603	56,384	64,576	24,500	14,500	4,500	(32,534)	349,843	214,063
92		CONSTRUCTION INDIRECTS												
	921	CONSTRUCTION SHOP	826	74	592	8,000	13,000	8,000	8,000	14,508	-	-	53,000	51,508
	922	TEMPORARY INST.	-	3,704	740	1,000	3,000	4,500	-	-	-	(3,444)	9,500	8,500
	923	EQUIPMENT AND MACHINERY	-	-	-	1,000	18,500	9,500	8,500	-	-	-	37,500	37,500
	924	ELECTRIC POWER	-	-	-	10,000	10,000	10,000	10,000	-	-	-	40,000	40,000
	925	SERVICES	-	-	-	2,000	2,500	2,500	3,500	2,000	-	-	12,500	12,500
		TOTAL CONSTRUCTION INDIRECTS	826	3,778	1,332	22,000	47,000	34,500	30,000	16,508	-	(3,444)	152,500	150,008
94		ENVIRONMENTAL												
	941	SURFACE WATER QUALITY MONITO	-	2,099	4,121	2,500	2,500	2,500	2,500	2,500	2,500	1,279	22,500	15,000
	942	DRAFT ESTUDIO DE RIESGO E HIDR	-	455	-	12,545	-	-	-	-	-	(3,000)	10,000	12,545
	943	DRAFT CAMBIO USO DE SUELO	4,131	3,480	-	25,408	5,000	2,000	5,000	2,000	5,000	(17,018)	35,000	44,408
		TOTAL ENVIRONMENTAL	4,131	6,034	4,121	40,453	7,500	4,500	7,500	4,500	7,500	(18,739)	67,500	71,953
96		OWNER'S COST												
	961	PROJET STAFF/ENGINEERING	5,000	5,000	5,000	5,000	5,000	3,000	2,500	1,500	3,000	-	35,000	20,000
	962	MINE AND PLANT PLANNERS	4,737	1,639	-	-	10,000	10,000	20,000	10,000	-	(6,375)	50,000	50,000
	963	SITE STAFF	48,645	47,638	52,772	67,030	62,400	62,400	62,400	62,400	62,400	48,063	576,148	379,030
	964	ADMINSTRATION COSTS	27,335	25,931	27,247	47,608	39,900	39,900	39,900	39,900	39,900	(70,774)	256,848	247,108
	965	OPERATION COSTS	33,256	29,738	30,544	47,213	37,300	37,300	37,300	37,300	37,300	(1,420)	325,830	233,713
	966	OTHER ADMINISTRATION COSTS	23,276	23,805	33,273	48,535	33,800	33,800	33,800	33,800	33,800	(27,588)	270,301	217,535
	967	EQUIPMENT	22,445	1,059	162	13,407	13,500	5,500	3,500	3,500	3,500	(1,262)	65,311	42,907
	968	START UP COSTS	-	-	5,000	5,000	85,000	44,000	239,000	39,000	558,000	(20,000)	955,000	970,000
		TOTAL OWNER'S COST	164,694	134,809	153,998	233,793	286,900	235,900	438,400	227,400	737,900	(79,356)	2,534,438	2,160,293
		TOTAL	755,686	982,219	925,938	1,719,540	1,919,635	1,826,268	1,416,892	824,600	1,235,451	2,785,770	14,311,398	8,942,385
		CONTINGENCY 15%				257,931	287,945	273,940	212,534	123,690	185,318	817,352	2,146,710	1,341,358
		PURCHASE LAND	0	0	0	0	0	0	0	150,000	0	0	150,000	150,000
		IVA 15%	92,072	165,681	229,267	277,360	326,067	309,961	239,344	137,173	208,045	0	2,441,971	1,497,951
		TOTAL GENERAL	847,158	1,147,901	1,155,205	2,254,831	2,533,647	2,410,169	1,868,769	1,235,463	1,628,814	3,603,122	19,050,078	11,931,693

Appendix A

CAPSTONE GOLD S.A. DE C.V

BUDGET SEPTEMBER TO MAY 2006 MODIFY

NO FINANCE

				10 75315	10 9856	10 75315							Actual vrs Budget/pos/neg	Budget 24-Sep	estimated to Complete Dec Jun
				SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	(+)	TOTAL	TOTAL
10			MINE												
	101		SURFACE H/FRAME												
		201	Remplace bracing	-											
		202	bin modification						15,000					15,000	15,000
		203	Hoist repairs (mano y cabrera)	6,103	8,877	2,497						-	(2,477)	15,000	-
		204	hoist guide ropes	0	17,719	18,396								36,115	-
		205	hoist anchors and shaft repairs instalation cable		0	1,246	13,754							15,000	13,754
			TOTAL	6,103	26,597	22,139	13,754	-	15,000	-	-	-	(2,477)	81,116	28,754
	102		SHAFT & U/GND												
		800	Structural stell	3,000										3,000	-
		206	8.5 level loading pocket repairs	5,064	1,821								(4,885)	2,000	-
			TOTAL	8,064	1,821	-	-	-	-	-	-	-	(4,885)	5,000	-
	103		SUBSTATION LEVEL 9												
		800	Electrical rehabilitation Material				-	40,000	40,000					80,000	80,000
		207	Antenas		3,467	687		8,848						10,000	5,846
		208	Pump station level 8	1,620	680	375	2,324							5,000	2,324
		209	Pump station level 10	-	-	-			15,000					15,000	15,000
			TOTAL	1,620	4,146	1,063	2,324	45,848	55,000	-	-	-	-	110,000	103,170
	104		EQUIPMENT MINE												
		101	Gencom Comuter Software Training		-		6,500		25,000			-	(25,000)	6,500	31,500
		102	Main Fan/starter/electrics software, ventilation study	-		-	12,000	18,000						30,000	30,000
		103	Aux Fans	-	-		15,000	5,000						20,000	20,000
		104	U/gnd Vehicles (2) Remolque (1) Tractor (1)				-	30,000	30,000					60,000	60,000
		105	Mine rescue equipt		2,202	397	-	12,400	20,000					35,000	32,400
		106	Compressors	-	-	-	20,825	19,175	60,000			-		100,000	100,000
		107	Sumersible pump/cable/switchs level 9	9,922		-						-	(1,922)	8,000	-
		108	Jumbos (2), 400,000 dls c/u		-	-	151,320				30,000	30,000	604,680	816,000	211,320
		109	Scoop 4yd (3) 360,000 c/u		-		198,000				35,000	35,000	812,000	1,080,000	268,000
		110	Scoop 6yd (2) 490,000 c/u		-	-	183,136				35,000	35,000	726,864	980,000	253,136
		111	Camion convencional (6) 88,333 c/u		-			180,000		180,000	-	-	580,000	940,000	360,000
			Advance 20% and payment 24 month (Sandvik)											-	-
			Stock refacciones Equipment Sandvk							120,000				120,000	120,000
			Stock refacciones (en consignacion) (300 000 dls)											-	-
		112	Buldozer D-4		-			70,000						70,000	70,000
		113	Comunicacion mina (Phone)	-	-	-	7,500							7,500	7,500
		114	Bancos de capacitores (6)	8,479								-	(479)	8,000	-
		115	Transformer (3) 500 kva				14,000	-	14,000					28,000	28,000
			TOTAL	18,402	2,202	397	608,281	334,575	149,000	300,000	100,000	100,000	2,696,143	4,309,000	1,591,856
	105		DEVELOPMENT												
		210	Clean up (access 9 level) (desviacion)	4,276	6,292	17,833		18,000				-	(13,400)	30,001	15,000
		211	Shaft support	240	1,844	2,777	20,000	20,138	0					45,000	40,138
		212	Hoist compressors, pumps, Manintenace and power	26,411	39,291	41,889	40,000	40,000	52,409	40,000	40,000	40,000		360,000	252,409
			TOTAL	30,926	47,427	62,499	60,000	78,138	52,409	40,000	40,000	40,000	(13,400)	435,000	307,547
	106		RAMP TO LEVEL 10 AND 10.5												
		213	Ramp to level 10 (295 m) (4 m/d)	48,747	54,078	56,411	17,764							177,000	17,764
		214	Ramp level 10 to level salt 10.5 (294 m) (4 m/d)					39,000	54,000	54,000	29,400			176,400	176,400
		215	Cross Cut Shaft (30 mts)					18,000						18,000	18,000
		216	Raise Ventilation (46 m)	7,240	6,533	8,121	-					-	(9,194)	12,700	-
		217	Raise shaft level 10 to level 9.5 (25 m) (4.5 m/d)					6,800						6,800	6,800
		218	Slash shaft level 10 to level 9.5 (280 m3)					3,360						3,360	3,360
		219	Raise shaft level 10.5 to level 10 (28 m) (4.5 m/d)					7,392						7,392	7,392
		220	Slash shaft level 10.5 to level 10 (297 m3)						3,564					3,564	3,564
		221	Slash loading Pockets (150 m3)						1,800					1,800	1,800
		222	C/Fte E Level 10 (570 m)					0	68400	68400	68400	136,800		342,000	342,000
		223	Sill Level 10 (500 m) (6 m/d)						48,000	72,000	72,000	108,000		300,000	300,000
		224	Raises Ventilation (216 m) (4 m/d)						28,500	28,524				57,024	57,024
			Shop / Taller Level 10						15,000			-	(15,000)	-	15,000
			TOTAL	56,987	60,611	64,532	17,764	74,352	219,264	222,924	169,800	244,800	(24,194)	1,105,840	948,904

			SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	(+)	TOTAL	TOTAL
107		**OBRA MINERA EXTRACCION NIV 1!**												
	225	Desarrollo Niv. 10 (80 m) (3 m/d)					18,000						18,000	18,000
	226	Desborde Niv. 10 (250 m3)						3,000					3,000	3,000
	227	Contrapozo Tolva (20 m) (4 m/d)						5,280					5,280	5,280
	228	Desborde Tolva (300 m3)							3,600				3,600	3,600
	229	Sarpeo (30 m3)								9,900			9,900	9,900
	230	Grizzly, and Loading Pocket							-	74,000	74,000		148,000	148,000
	116	Hidraulic hammer								82,000			82,000	82,000
	231	Raise Ore Pass Bin to Level 8 (70 m)			-	9,180	9,300						18,480	18,480
		TOTAL	-	-	-	9,180	27,300	8,280	3,600	165,900	74,000	-	288,260	288,260
108		**PUMP STATION NIV 10**												
	225	Desarrollo Niv. 10 (50 m) (4 m/d)				15,000	15000						30,000	30,000
	226	Desborde Niv. 10 (300 m3)				-	3,600						3,600	3,600
	229	Sarpeo (20 m3)						6,600					6,600	6,600
		TOTAL	-	-	-	15,000	18,600	6,600	-	-	-	-	40,200	40,200
109		**ROBBIN NO 2 AMPLIATION (VENTILATION**												
	226	Desborde ampliation raise (1080 mts3						40,000	12,960		-	(40,000)	12,960	52,960
	232	Instalacion (concreto y parrilla) fan instalation								10,000			10,000	10,000
		TOTAL	-	-	-	-	-	40,000	12,960	10,000	-	(40,000)	22,960	62,960
110		**LEVEL 10 ELECTRIC STATION**												
	225	Desarrollo crosscut develoment (60 mts)					36,000						36,000	36,000
	226	Desborde ampliation develoment						1,200					1,200	1,200
	233	Shotecrete						3,300					3,300	3,300
	234	Base concreto						4,500					4,500	4,500
	235	Welding							3,000				3,000	3,000
		TOTAL	-	-	-	-	36,000	9,000	3,000	-	-	-	48,000	48,000
111		**EVALUACION BARRENO 8" PARA CABLE ELECTRICO**												
	236	Movilizacion de equipo						1,600					1,600	1,600
	237	Barreno 5 1/2" (340 mts) 60 dis						10,200	10,200				20,400	20,400
	238	Desmovilizacion de equipo							1,600				1,600	1,600
		TOTAL	-	-	-	-	-	11,800	11,800	-	-	-	23,600	23,600
112		**STOPE LEVEL 8 EAST**												
	213	Principal Ramp (110 m) (4.5 m/d)					27,500	27,500					55,000	55,000
	240	Acces Ramp (40 m) (4.5 m/d)						10,000	10,000				20,000	20,000
	241	Cross Cut Ore Pass (10 m) (4.5 m/d)						5,000					5,000	5,000
	242	Cross Cut Ore Bin (15 m) (4.5 m/d)							7,500				7,500	7,500
	231	Raise Ore pass (10 m) (4.5 m/d)							5,000				5,000	5,000
	243	Build Ore Bin								7,000			7,000	7,000
		TOTAL	-	-	-	-	27,500	42,500	22,500	7,000	-	-	99,500	99,500
113		**STOPE LEVEL 8 WEST**												
	213	San Ernesto Ramp (660 m) (3 m/d)	40,191	64,954	78,639	88,000	99,216	45,000					416,000	232,216
	244	Install electric cable (transformation, water, compressed)		643	1,637			4,720					7,000	4,720
	214	Ramp Acces (100 m) (4 m/d)	-	-		15,000	30,000						45,000	45,000
	241	Cross Cut Ore Pass (16 m)	-	-	712	15,000		8,888					24,600	23,888
	231	Raise Ore Pass (40 m)	-	-	-		5,280	5,280					10,560	10,560
	243	Build Ore bin (reinstall equipment)						3,500					3,500	3,500
			40,191	65,597	80,988	118,000	134,496	67,388	-	-	-		506,660	319,884
114		**STOPE LEVEL 9 EAST**												
	245	Drift (379 m) (25 m/w)	30,002	26,591	38,778	54,000	54,000	54,400	33,629		-	(10,000)	281,400	196,029
	246	Rise ventilation (65 mts)		-			17,160						17,160	17,160
			30,002	26,591	38,778	54,000	71,160	54,400	33,629	-	-	(10,000)	298,560	213,189
		TOTAL MINE	181,295	234,983	276,396	996,303	944,967	738,841	650,413	492,700	456,800	2,661,187	7,373,695	4,875,824

					SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	(+)	TOTAL	TOTAL
11			EXPLORATION													
	111		ASSAY COST													
		230	Laboratorios		25,000	25,000	25,000	5,000							80,000	-
				TOTAL	25,000	25,000	25,000	6,000	0	0	0	0	0	0	80,000	0
	112		CASUAL LABOR													
		231	Contratista		3,886	4,052	1,423	3,120	3,120	3,120	3,120	3,120	3,120	(15,600)	12,480	-
				TOTAL	3,886	4,052	1,423	3,120	3,120	3,120	3,120	3,120	3,120	(15,600)	12,480	0
	113		CAMP/LODGING COSTS													
		231	Contratista		1,882	2,702	2,891	1,283	1,283	1,283	1,283	1,283	1,283	(10,041)	5,134	-
				TOTAL	1,882	2,702	2,891	1,283	1,283	1,283	1,283	1,283	1,283	(10,041)	5,134	0
	114		CONTRACT GEOLOGIST													
		231	Contratistas		12,181	11,309	12,131	12,090	12,090	12,090	12,090	12,090	12,090	(70,487)	37,674	-
				TOTAL	12,181	11,309	12,131	12,090	12,090	12,090	12,090	12,090	12,090	(70,487)	37,674	0
	115		DRILLING COSTS													
			METER		3,675	3,020	1,070								7,765	-
			PRICE		75	75	75									
			MISC MOB DEMOB WAIT CEMENT		10%	10%	10%									
		231	Contratistas		197,026	196,188	134,607	134,001		72,684			-	-	736,705	-
		800	Cajas para nucleos		7,711	7,081	6,707	6,000		-			-	11,326	38,825	-
		224	Drill Station XC		24,277	15,495	28,926	0					-	(16,198)	52,500	-
		219	Contrapozos		9,844	26,835	34,699	0					-	(32,042)	39,336	-
				TOTAL	238,858	247,599	204,939	140,001	0	72,684	0	0	0	(36,914)	867,367	0
	116		LAND HOLDING COSTS													
		231	Contrato (peritos mineros)		244	0	0	3,896	1,035	1,035	1,035	1,035	1,035		9,315	-
		430	Impuestos		109	66	420	150	18,515	150	150	150	6		19,715	-
				TOTAL	352	66	420	4,046	19,550	1,185	1,185	1,185	1,041	0	29,030	0
	117		TRAVEL (GAS&VEHICLE EXPENSES													
		411	Gasolina		923	703	621	300	300	300	300	300	300	(3,246)	800	-
				TOTAL	923	703	621	300	300	300	300	300	300	(3,246)	800	0
	118		VEHICLE RENTAL													
		231	Contratistas		3,667	3,864	3,152	2,317	2,317	2,317	2,317	2,317	2,317	(13,001)	11,586	-
				TOTAL	3,667	3,864	3,152	2,317	2,317	2,317	2,317	2,317	2,317	(13,001)	11,586	0
	119		FIELD SUPLIES													
		800	Herramientas		2,124	4,903	4,814	3,000	2,000	2,000	2,000	2,000	2,000	(24,041)	800	-
				TOTAL	2,124	4,903	4,814	3,000	2,000	2,000	2,000	2,000	2,000	(24,041)	800	0
	120		LABOUR CASUAL													
		409	Salary muestreros /cp /etc		0	0	3,043	10,000	10,000	10,000	12,413				45,456	-
				TOTAL	0	0	3,043	10,000	10,000	10,000	12,413	0	0	-	45,456	0
			TOTAL EXPLORATION		288,874	309,196	258,434	181,158	58,661	195,180	34,799	22,296	22,151	(173,330)	1,098,327	0

					SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	(+)	TOTAL	TOTAL
20			CRUSHING PLANT													
	201		CONCRETE BIN / COURSE ORE BIN													
		231	Contract		0				3,252				0	3,748	7,000	3,252
				TOTAL	-	-	-	-	3,252	-	-	-	-	3,748	7,000	3,252
	202		VIBRATING FEEDER													
		231	Contract			0			525				0	4,475	5,000	525
				TOTAL	-	-	-	-	525	-	-	-	-	4,475	5,000	525
	203		JAW CRUSHER													
		232	Refurbish, belts, pulley, maint general			-			536					3,964	4,500	536
		800	Steel structure (mononel)			-			1,737					1,263	3,000	1,737
		114	Purchase crusher from Barils				-	17,391						12,609	30,000	17,391
				TOTAL	-	-	-	17,391	2,273	-	-	-	-	17,836	37,500	19,664
	204		BELT MAGNET GRACIDA													
		115	Equipment		-				11,572					2,428	14,000	11,572
		233	Relocate Structure			-			1,556					1,444	3,000	1,556
				TOTAL	-	-	-	-	13,128	-	-	-	-	3,872	17,000	13,128
	205		CONVEYOR NO 1													
		232	Refurbish modification			-			6,163				-	(1,883)	4,500	6,183
		234	Replace Belt 24"			-			3,276					1,099	4,375	3,276
				TOTAL	-	-	-	-	9,459	-	-	-	-	(584)	8,875	9,459
	206		CHUTE NO 1													
		235	Remove Screen			-			182					1,338	1,500	182
		236	Modify Chute			-			819					6,681	7,500	819
				TOTAL	-	-	-	-	981	-	-	-	-	8,019	9,000	981
	207		CONVEYOR NO 2													
		232	Refurbish modification			-			451					549	1,000	451
		234	Replace Belt 24"			-			3,402					848	4,250	3,402
				TOTAL	-	-	-	-	3,853	-	-	-	-	1,397	5,250	3,853
	208		PRIMARY SCREEN													
		237	First Bed		-		-		2,780					8,870	11,650	2,780
		238	Second Bed		-		-		2,780					8,220	11,000	2,780
				TOTAL	-	-	-	-	5,560	-	-	-	-	17,090	22,650	5,560
	209		CONVEYOR NO 3													
		234	Replace Belt 24"			-			451				-		451	451
			Modify belt						2,898				-	401	3,299	2,898
				TOTAL	-	-	-	-	3,349	-	-	-	-	401	3,750	3,349
	210		BELT FEEDER NO 2													
		234	Replace Belt 24"			-			693					77	770	693
				TOTAL	-	-	-	-	693	-	-	-	-	77	770	693
	211		CONE CRUSHER 4													
		236	Modify existing base			-			660				-	1,484	2,144	660
		240	Labour for crusher reinstalation (5)			-	1,956		2,218				-	32	4,206	2,218
				TOTAL	-	-	1,956	-	2,878	-	-	-	-	1,516	6,350	2,878
	212		CONVEYOR NO 4													
			Modify beet						1,848				-	1,889	3,737	1,848
		234	Replace Belt 24"			-			451						451	451
				TOTAL	-	-	-	-	2,299	-	-	-	-	1,889	4,188	2,299
	213		CHUTE NO 2													
		236	Modify Chute			-			628				-	2,372	3,000	628
				TOTAL	-	-	-	-	628	-	-	-	-	2,372	3,000	628
	214		CONVEYOR NO 5													
		239	Concrete foundation				-		1,548					902	2,450	1,548
		800	Steel structure supports				-	-	5,037					18,963	24,000	5,037
		233	Relocate and extend existing conveyor no 4				-	-	6,211					8,789	15,000	6,211
		234	Replace Belt 24"					2,520	3,250					(2,520)	3,250	5,770
				TOTAL	-	-	-	2,520	18,046	-	-	-	-	26,134	44,700	18,566
	215		LABOUR MISCELANEUS													
		240	Labour (Mech/Piping)					-	3,600	3,600					7,200	7,200
				TOTAL	-	-	-	-	3,600	3,600	-	-	-	-	7,200	7,200
	216		REFURBISH AND REPAIR ELECTRICAL													
		231	Contract				7,604	7,604	1,392						17,000	9,196
		116	Motor Control Center			-	11,425	11,425	650						23,500	12,075
				TOTAL	-	-	19,229	19,229	2,042	-	-	-	-	-	40,500	21,271
			TOTAL CRUSHING		-	-	21,185	39,140	70,566	3,600	-	-	-	88,242	222,733	113,306

			MILL AREA (GRINDING PLANT	SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	(+)	TOTAL	TOTAL
30															
	301		**FINE ORE BIN**												
		239	Concrete Foundation		-	-		38.000	14.500			-	(31.500)	21.000	52.500
		600	Steel structure		-	-	-	50.000	15.000			-	70.000	135.000	65.000
			TOTAL	-	-	-	-	88.000	29.500	-	-	-	38.500	156.000	117.500
	302		**ELECTROMAGNETIC FEEDER**												
		117	Equipment (2)		-	-	-	[illegible]		15.400		4.600		20.000	20.000
			TOTAL	-	-	-	-	-	-	15.400	-	4.600	-	20.000	20.000
	303		**BALL MILL FEED CONVEYOR**												
		118	Equipment		-	-	2.964	7.964	4.000			-	(6.928)	8.000	14.928
		241	Installation (including feeder)		-	-			2.000					2.000	2.000
			TOTAL	-	-	-	2.964	7.964	6.000	-	-	-	(6.928)	10.000	16.928
	304		**BELT SCALE REFURBISH AND MOVE**												
		231	Contract		-	-			1.000				4.000	5.000	1.000
		105	Air compressor			-	4.610	500					2.890	8.000	5.110
			TOTAL	-	-	-	4.610	500	1.000	-	-	-	6.890	13.000	6.110
	306		**BALL MILL 12 X 14**												
		119	Mill 12 x 14		102.000	9.137	12.684		20.000				26.179	170.000	32.684
		120	Mill Freight			9.483	40.046						(9.529)	40.000	40.046
		242	Grade Preparation Mill		-	3.417	5.000						(4.548)	3.869	5.000
		239	Concrete Foundation			-	-	36.120						36.120	36.120
		121	Cyclone D-20 And D-10	6.808									(408)	6.400	-
		106	Pump 8 x 8 (2) and 8 x 4 (2) purchase	-	-		3.342	-	2.700	-	28.196		(6.838)	25.400	34.238
		107	Pump 8 x 4 (2)purchase	-	-								7.200	7.200	-
		108	Pump Galligher 3 1/2" x 8' purchase	-	-		2.126	2.125					5.350	9.800	4.250
		105	Compressors purchase	-	-		2.225						12.775	15.000	2.225
		242	Floor Slab/Piers					14.448						14.448	14.448
		243	Mill installation					18.200	18.200					36.400	36.400
		244	Roof and structure					33.000	33.000	-				66.000	66.000
		245	Labour piping/mech (6 men)						16.200	16.200				32.400	32.400
		246	Misc steel supports					3.000	3.000	-				6.000	6.000
		800	Pipe and Valves (slurry, water)				-	12.000	6.000	6.000				24.000	24.000
		801	Electrical/controls/Materials			-		5.000	5.000	10.000				20.000	20.000
		247	Substation mill				11.500	10.000	13.500	-				35.000	35.000
		248	Labour Electrician (4 men)						3.825	3.825				7.650	7.650
		249	Instrumentation							10.000				10.000	10.000
		250	switch gear all mill				1.900	1.900					(3.800)	-	3.800
		251	lighting in new structure						3.645	3.645			(2.290)	5.000	7.290
			TOTAL	6.808	102.000	22.037	78.822	135.793	125.070	49.670	28.196	-	22.091	570.486	417.551
	306		**BALL MILL 8 x 6**												
		232	Refurbish			360	5.000	5.000				-	(360)	10.000	10.000
		800	Pipe and Valves (slurry, water)				6.000							6.000	6.000
		801	Liner					18.000						18.000	18.000
			TOTAL	-	-	360	11.000	23.000	-	-	-	-	(360)	34.000	34.000
	307		**BALL MILL 5 x 7**												
		232	Refurbish				2.500	2.500						5.000	5.000
		800	Pipe and Valves (slurry, water)				4.000							4.000	4.000
		122	Cyclon D-6		-								2.000	2.000	-
		801	Liner					10.000						10.000	10.000
		249	Pump boxes (repair/replace)			585			6.000			-	(585)	6.000	6.000
			TOTAL	-	-	585	6.500	12.500	6.000	-	-	-	1.415	27.000	25.000
			TOTAL MILL	**6.808**	**102.000**	**22.982**	**103.896**	**267.757**	**167.570**	**65.070**	**28.196**	**4.600**	**61.608**	**830.486**	**637.089**

				SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	(+)	TOTAL	TOTAL
40			**FLOTATION PLANT**												
	401		**REMOVE OLD PLANT**												
		231	Contract		4,980	20,703						-	(1,664)	24,000	-
			TOTAL	-	4,980	20,703	-	-	-	-			(1,664)	24,000	-
	402		**INSTALL NEW PLANT**												
		231	Contract		-	-	-	10,000	12,000					22,000	22,000
		123	Flot Cells (5 banks)	49,691	103,391	85,829	31,000	35,000	39,089				5,999	350,000	105,089
		124	Conditioner tanks (2)			-			10,000					10,000	10,000
		250	Platforms steel catwalk		-	-			54,000					54,000	54,000
		251	Reused steel structures		-			22,000						22,000	22,000
			TOTAL	49,691	103,391	85,829	31,000	67,000	115,089	-	-	-	5,999	458,000	213,089
	403		**INSTALL PIPING SLURRY**												
		231	Contract					-		15,000				15,000	15,000
		800	Piping materials		-	-			15,000					15,000	15,000
			TOTAL	-	-	-	-	-	15,000	15,000	-	-	-	30,000	30,000
	404		**INSTALL ELECTRICAL/CONTROLS**												
		231	Contract					-	15,000					15,000	15,000
		800	Controls materials				-	12,000	13,000					25,000	25,000
			TOTAL	-	-	-	-	12,000	28,000	-	-	-	-	40,000	40,000
	405		**BUY AND INSTALL PUMP**												
		231	Contract				3,000	-	10,500					13,500	13,500
		107	Pump SRL 6 X 4 (2)		-	-	-					-	8,800	8,800	-
		125	Pump SRL 4 X 3 (2)		-	-	6,392					-	608	7,000	6,392
		126	Pump SRL 2 X 2 (3)		-	-						-	6,920	6,920	-
		108	Pump Galigher 3.5" x 4" (3)		-	4,759	4,570		10,700			-	(12,029)	8,000	15,270
			TOTAL	-	-	4,759	13,962	-	21,200	-	-	-	4,299	44,220	35,162
	406		**BUY BLOWER AND INSTALL**												
		231	Contract						5,000					5,000	5,000
		127	Blower		-	0	12,750	1,000	-				35,250	49,000	13,750
		252	Air ducting						7,500					7,500	7,500
			TOTAL	-	-	-	12,750	1,000	12,500	-	-	-	35,250	61,500	26,250
	407		**INSTALL PIPING AIR AND WATER**												
		231	Contract					-		6,500				6,500	6,500
		800	Piping materials		-	-			5,000					5,000	5,000
			TOTAL	-	-	-	-	-	5,000	6,500	-	-	-	11,500	11,500
	408		**TAILINGS THICKENER PUMPS**												
		107	6 x 4 pumps (2)			-		10,500					7,500	18,000	10,500
		253	overflow pumps and lines			-	-	8,500					8,500	17,000	8,500
		254	civil, containment and culvert for tailings line					5,000						5,000	5,000
			TOTAL	-	-	-	-	24,000	-	-	-	-	16,000	40,000	24,000
			TOTAL FLOTATION PLANT	49,691	108,372	111,291	57,712	104,000	196,789	21,500	-	-	59,884	709,219	380,021
50			**THICKENING & FILTRATION**												
	501		**BUY DISC FILTERS AND INSTALL**												
		231	Contract Install					5,400						5,400	5,400
		128	Disc (3) Used 6 x 6 and 6 x 4 and 6 x 2		49,456	778	5,000	10,000	-				54,766	120,000	16,000
		232	Refurbish and shipping				-	6,000	17,000					23,000	23,000
		255	Repair chutes					-	3,000					3,000	3,000
			TOTAL	-	49,456	778	5,000	21,400	20,000	-	-	-	54,766	151,400	48,400
	502		**BUY VACUUM PUMP AND INSTALL**												
		231	Contract Install						1,800					1,800	1,800
		241	Install pipe						1,000					1,000	1,000
		106	Vaccum Pump 1150 a cfm		-			7,000					10,000	17,000	7,000
			TOTAL	-	-	-	-	7,000	2,800	-	-	-	10,000	19,800	9,800
	503		**BUY PUMPS AND INSTALL**												
		231	Contract Install						3,600					3,600	3,600
		108	Pump Galigher 2.5" x 4"		-	-	2,284		5,331				(3,686)	3,920	7,616
		107	Pump SRL 6 x 4 (3)		-	-	3,936		9,183				81	13,200	13,119
		256	Pump 2" Type ODS (3) Labour Costs					3,000	-	3,000			(3,000)	3,000	6,000
		257	Filtrate Pumps 1.5" (3) Labour costs					3,000	-					3,000	3,000
			TOTAL	-	-	-	6,220	6,000	18,114	3,000	-	-	(6,614)	26,720	33,334
	504		**ELECTRIC INSTALL**												
		256	Labour casual						4,500					4,500	4,500
		800	Materials					4,500						4,500	4,500
			TOTAL	-	-	-	-	4,500	4,500	-	-	-	-	9,000	9,000
	505		THICKENERS												
		257	Rake repairs					2,000		-				2,000	2,000
		249	Instrumentation, torque/levels						3,000	3,000				6,000	6,000
			TOTAL	-	-	-	-	2,000	3,000	3,000	-	-	-	8,000	8,000
			TOTAL THICKENING & FILTRATION	-	49,456	778	11,220	40,900	48,414	6,000	-	-	58,152	214,920	108,534
60			**LOAD-OUT AREA (CONCENTRATE STOCK**												
	601		**INDIRECT CONSTRUCTION**												
		256	Tarps and flap gates to prevent windloss					-			8,500			8,500	8,500
		257	Front End Loader		-	-	-		75,000	75,000				150,000	150,000
		258	re-estab containment/sump					5,000						5,000	5,000
			TOTAL	-	-	-	-	5,000	75,000	75,000	8,500	-	-	163,500	163,500
			TOTAL LOAD-OUT AREA	-	-	-	-	5,000	75,000	75,000	8,500	-	-	163,500	163,500

					SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	(+)	TOTAL	TOTAL
70			TAILINGS AREA													
	701		TAILINGS DAM DESIGN													
		231	Vector		-	1,002	-	60,000	10,000	10,398					81,400	80,398
				TOTAL	-	1,002	-	60,000	10,000	10,398	-	-	-	-	81,400	80,398
	702		GROUND WATER MONITOR WELLLE													
		231	Contract			309	-	17,263						12,428	30,000	17,263
		259	Piezometers			-		-						5,000	5,000	-
		260	Ground water monitor wells			151	2,992							26,856	30,000	-
		261	Fundation Testing												-	-
				TOTAL	-	460	2,992	17,263	-	-	-	-	-	44,284	65,000	17,263
	703		MAIN DAM LIFT													
		262	Main dam lift colluvium						90,000	95,000				(692)	184,308	185,000
		263	Filter drain sand&gravel						-	-				70,928	70,928	-
		264	South bordo ejido						-	-					-	-
		265	Secondary bordos							5,000					5,000	6,000
				TOTAL	-	-	-	-	90,000	100,000	-	-	-	70,236	260,236	190,000
	704		DIVERSION STRUCTURES													
		266	Decant structures - test/refit							-					-	-
		267	Decant piping/repairs						5,000	-					5,000	5,000
		268	Diversion cut-off ditches					-		-	20,000				20,000	20,000
		269	Extra Water source						-	2,500	2,500				5,000	6,000
				TOTAL	-	-	-	-	5,000	2,500	22,500	-	-	-	30,000	30,000
	705		LABOUR CASUAL													
		256	Labour mechanical piping (3 men/day)							10,800					10,800	10,800
		257	Labour electrician							3,600					3,600	3,600
		270	Labour testwork						-	9,000					9,000	9,000
		280	Onsite qa/qc						7,500	7,500					15,000	15,000
				TOTAL	-	-	-	-	7,500	30,900	-	-	-	-	38,400	38,400
	706		EQUIPMENT													
		281	New reclaim water pump						5,000		3,000				8,000	8,000
		282	Reclaim water pipeline 200 mts								4,000				4,000	4,000
		283	Tailings pipeline 300 mts								3,000				3,000	3,000
		284	Pipeline install								4,500				4,500	4,500
		121	Cyclone & skid						-		6,000			6,000	12,000	6,000
		285	Geotech drilling						-	-				10,000	10,000	-
				TOTAL	-	-	-	-	5,000	-	20,500	-	-	16,000	41,500	25,500
			TOTAL TAILINGS		-	1,482	2,892	77,263	117,500	143,798	43,000	-	-	130,829	518,634	381,961

				SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	(+)	TOTAL	TOTAL
80			ELECTRICAL DISTRIBUTION												
	801		13.2 KV POWERLINE												
		231	Contract		-		5,000							5,000	5,000
			TOTAL	-	-	-	5,000	-	-	-	-	-	-	5,000	5,000
	802		SURFACE SUBSTATIONS												
		231	Contract		-		-	3,000					32,000	35,000	3,000
			TOTAL	-	-	-	-	3,000	-	-	-	-	32,000	35,000	3,000
	803		LIGHTING REPAIRS/ADDS												
		231	Contract		-	-		7,500						7,500	7,500
			TOTAL	-	-	-	-	7,500	-	-	-	-	-	7,500	7,500
	804		EQUIPMENT												
		116	Motors allowance		-			10,000						10,000	10,000
		115	Transformer 13.2/4160 v and switch for mill			-							20,000	20,000	-
		800	Materials/supplies		-	-			5,000	10,000	10,000		20,000	45,000	25,000
			TOTAL	-	-	-	-	10,000	5,000	10,000	10,000	-	40,000	75,000	35,000
	805		LABOUR CASUAL												
		409	6 Guys x 4/month		-	-	-	-	10,800	10,800			21,600	43,200	21,600
			TOTAL	-	-	-	-	-	10,800	10,800	-	-	21,600	43,200	21,600
			TOTAL ELECTRICAL DISTRIBUTION	-	-	-	5,000	20,500	15,800	20,800	10,000	-	93,600	165,700	72,100
90			INFRASTRUCTURE												
	901		SHOPS AND SHOPS EQUIPT PLANT/												
		231	Contract Obra Civil	3,142	837	856	7,364							12,000	7,364
		800	Tools Taller	18	2,475	1,231	-	10,000	10,000	10,000	10,000	-	6,277	50,001	40,000
			TOTAL	3,160	3,112	2,087	7,364	10,000	10,000	10,000	10,000	-	6,277	62,000	47,364
	902		WAREHOUSE												
		231	Contract	930	1,586	4,079	5,000	4,904					(9,000)	7,500	9,904
			TOTAL	930	1,586	4,079	5,000	4,904	-	-	-	-	(9,000)	7,500	9,904
	903		REFURB/FURNISH LABORATORY												
		231	Contract obra civil	1,868	2,782	3,027		5,000					(5,177)	7,500	5,000
			TOTAL	1,868	2,782	3,027	-	5,000	-	-	-	-	(5,177)	7,500	5,000
	904		SEWAGE TREATMENT AND BAÑOS												
		231	Contract	214	182	4,789		9,000					(185)	14,000	9,000
			TOTAL	214	182	4,789	-	9,000	-	-	-	-	(185)	14,000	9,000
	905		GENERAL OFFICE												
		231	Contract	15,583	13,794	7,193							(5,570)	31,000	-
		286	Contract Comedor					7,500						7,500	7,500
		287	Office Maintenance	-	-	1,087	8,000						(4,087)	5,000	8,000
			TOTAL	15,583	13,794	8,280	8,000	7,500	-	-	-	-	(9,657)	43,500	15,500
	906		QUIMICO METALURGICO LABORATORY												
		231	Contract											-	-
		800	Materiales de laboratorio	1,199	650	1,378	2,000	2,000	2,000	2,000	2,000	2,000	(11,428)	4,000	12,000
		801	Reactivos	1,008	125	416	2,500	2,500	2,500	2,500	2,500	2,500	1,452	18,000	15,000
		802	Material electrico	-	716	404		1,380						2,500	1,380
			TOTAL	2,207	1,891	2,199	4,500	5,880	4,500	4,500	4,500	4,500	(9,976)	24,501	28,380
	907		EQUIPMENT LABORATORY												
		130	Destiladora	3,115									(1,115)	2,000	-
		131	Rot Tap	2,555	486								680	3,700	-
			Caldas Denver	3,478									(3,478)	-	-
		132	Varios laboratorio (dispensador botellas gradillas)	835	1,431	4,281	3,000	3,000	2,454					15,000	8,454
		133	Mufla Electrica	-	14,257	-	4,614						(4,335)	14,536	4,614
		134	Mufla de Gas	-	-	1,054							446	1,500	-
		135	Balanzas	-	1,407		15,725						2,869	20,000	15,725
		136	Equipo de Absorcion Atomica	11,826		3,048							124	14,998	-
		137	Terminator Jaw Crusher	-		14,091							(940)	13,151	-
			TOTAL	21,809	17,560	22,474	23,339	3,000	2,454	-	-	-	(5,749)	84,687	28,793
	908		NURSING STATION												
		231	Contract obra civil			-			1,500					1,500	1,500
		138	Equipo primeros auxilios			-			11,000					11,000	11,000
			TOTAL	-	-	-	-	-	12,500	-	-	-	-	12,500	12,500
	909		HAUL ROAD REPAIRS												
		231	Contract	-	412	4,615							(27)	5,000	-
			TOTAL	-	412	4,615	-	-	-	-	-	-	(27)	5,000	-
	910		FUEL STATION												
		231	Contract					2,500						2,500	2,500
			TOTAL	-	-	-	-	2,500	-	-	-	-	-	2,500	2,500
	911		POTABLE WATER CONNECT												
		231	Contract and materials						3,000					3,000	3,000
			TOTAL	-	-	-	-	-	3,000	-	-	-	-	3,000	3,000
	912		SEPTIC TANKS (2)												
		231	Contract and materials						9,000					9,000	9,000
			TOTAL	-	-	-	-	-	9,000	-	-	-	-	9,000	9,000
	913		FENCES 4 strand barbed wire												
		231	Contract and materials							10,000				10,000	10,000
			TOTAL	-	-	-	-	-	-	10,000	-	-	-	10,000	10,000
	914		FURNITURE LAB-MILL												
		139	Equipment				-	5,000						5,000	5,000
			TOTAL	-	-	-	-	5,000	-	-	-	-	-	5,000	5,000
	915		LABOUR CASUAL												
		404	Albañil (2) soldador (1) ay de albañil (3)	2,995									960	3,955	-
			TOTAL	2,995	-	-	-	-	-	-	-	-	960	3,955	-
	916		EQUIPMENT												
		150	Pick up service 3 ton and workers bus Pick up (1)	-	-	26,876			23,122					50,000	23,122
		160	Computadoras (3) accpac		-		1,400	3,600						5,000	5,000
			TOTAL	-	-	26,876	1,400	3,600	23,122	-	-	-	-	55,000	28,122
			TOTAL INFRASTRUCTURE	48,767	41,119	78,429	49,603	56,384	64,576	24,500	14,500	4,500	(32,534)	340,843	214,883

				SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	(+)	TOTAL	TOTAL
92			CONSTRUCTION INDIRECTS												
	921		CONSTRUCTION SHOI												
		600	Small Tools/Consumables	826	74	592	8,000	8,000	8,000	8,000	14,508			48,000	46,508
		139	Welding/cutting equipt		-			5,000						5,000	5,000
			TOTAL	826	74	592	8,000	13,000	8,000	8,000	14,508	-	-	53,000	51,508
	922		TEMPORARY INST												
		231	Temp office		3,704	740		-					(3,444)	1,000	-
		288	Office supplies&furniture		-				2,500					2,500	2,500
		289	temp sewage disposal		-	-	1,000	3,000	1,000					5,000	5,000
		290	Fresh water		-				1,000					1,000	1,000
			TOTAL	-	3,704	740	1,000	3,000	4,500	-	-	-	(3,444)	9,500	8,500
	923		EQUIPMENT AND MACHINERY												
		630	Rental equipment (cranes, welding etc)			-	-	8,000	8,500	8,500				25,000	25,000
		160	Site vehicles p-ups, etc			-		7,500						7,500	7,500
		292	Warehouse construction		-	-	1,000	3,000	1,000					5,000	5,000
			TOTAL	-	-	-	1,000	16,500	9,500	8,500	-	-	-	37,500	37,500
	924		ELECTRIC POWER												
		293	Power during construction		-	-	10,000	10,000	10,000	10,000				40,000	40,000
			TOTAL	-	-	-	10,000	10,000	10,000	10,000	-	-	-	40,000	40,000
	925		SERVICES												
		415	Telephones		-	-	1,000	1,500	1,500	1,500	2,000			7,500	7,500
		411	Fuel /maint		-	-	1,000	1,000	1,000	2,000				5,000	5,000
			TOTAL	-	-	-	2,000	2,500	2,500	3,500	2,000	-	-	12,500	12,500
			TOTAL CONSTRUCTION INDIRECTS	826	3,778	1,332	22,000	47,000	34,500	30,000	16,508	-	(3,444)	152,500	150,008
94			ENVIRONMENTAL												
	941		SURFACE WATER QUALITY MONITORINC												
		231	Contract Laboratory	-	2,099	4,121	2,500	2,500	2,500	2,500	2,500	2,500	1,279	22,500	15,000
			TOTAL	-	2,099	4,121	2,500	2,500	2,500	2,500	2,500	2,500	1,279	22,500	15,000
	942		DRAFT ESTUDIO DE RIESGO E HIDROLOGI												
			Contract	-	455	-	12,545						(3,000)	10,000	12,545
		231	TOTAL	-	455	-	12,545	-	-	-	-	-	(3,000)	10,000	12,545
	943		DRAFT CAMBIO USO DE SUELC												
		231	Contract	-	592		9,408					-		10,000	9,408
		420	Otros impuestos (semarnat) other	4,131	2,888	-	16,000	5,000	2,000	5,000	2,000	5,000	(17,018)	25,000	35,000
			TOTAL	4,131	3,480	-	25,408	5,000	2,000	5,000	2,000	5,000	(17,018)	35,000	44,408
			TOTAL ENVIRONMENTAL	4,131	6,034	4,121	40,453	7,500	4,500	7,500	4,500	7,500	(18,739)	67,500	71,953

Code	Sub	Item		SEPT	OCTOBER	NOVEMBER	DECEMBER	JANUARY	FEBRUARY	MARCH	APRIL	MAY	(+)	TOTAL	TOTAL
96		OWNER'S COST													
	961	PROJET STAFF/ENGINERY													
		Vancouver		5.000	5.000	5.000	5.000	5.000	3.000	2,500	1.500	3.000		35.000	20.000
			TOTAL	5.000	5.000	5.000	5.000	5.000	3.000	2,500	1.500	3.000	-	35.000	20.000
	962	MINE AND PLANT PLANNERS													
		Vancouver						10,000	10,000	10.000	-	-		30.000	30,000
		Plant Engineering (2x25/hr/x4months)		4.737	1.639					10.000	10,000	-	(6,376)	20,000	20,000
			TOTAL	4.737	1.639	-	-	10,000	10,000	20,000	10,000	-	(6,376)	50,000	50,000
	963	SITE STAFF													
		Vancouver		17.000	17.000	17.000	17.000	17.000	17,000	17,000	17.000	17,000	17,000	170.000	102.000
		Mine		13.744	12 681	13,301	21,825	16,000	16,000	16,000	16 000	16,000	694	142.245	101,825
		Plant		1,762	4 766	6,765	8,201	8,000	8.000	8.000	8,000	8,000	(1,463)	60 030	48.201
		Construccion		11.442	8.233	9.307	10,718	6,300	6,300	6,300	6.300	6.300	18,754	89.955	42,218
		Electrical Mtto		-	-	-	-	5,500	5.500	5.500	5.500	5,500	3,168	30.668	27,500
		Laboratory		2.817	3.138	4.539	5,902	4.700	4,700	4.700	4.700	4.700	(745)	39.150	29 402
		Account and Buyer		1.660	1.621	1.660	3.384	4.900	4 900	4.900	4.900	4,900	10.675	44,100	27 884
			TOTAL	48.945	47.638	52.772	67.830	62,400	62,400	62,400	62,400	62,400	48.663	576,148	379,830
	964	ADMINSTRATION COSTS													
		Administration		14 660	13,509	14.425	24.022	24.000	24.000	24.000	24,000	24.000	(56,710)	129 906	144.022
		Warehouse		2.850	3.589	2 851	4 748	3,700	3.700	3.700	3.700	3.700	(1.897)	30.846	23,248
		Environmental		538	526	538	1.857	1 200	1.200	1.200	1.200	1.200	32	9 491	7.857
		Manager Technical Services (1)		5.203	4.272	5 406	8,941	5,500	5,500	5.500	5.500	5.500	(3.868)	47.456	36.441
		Security		4 084	4 035	4.027	8,040	5.500	5.500	5.500	5.500	5.500	(8.536)	39.150	35.540
			TOTAL	27.335	25.931	27 247	47.608	39,900	39,900	39,900	39,900	39,900	(70.774)	256.848	247,108
	965	OPERATION COSTS													
		Electricity		5.108	3.679	4.350	7,295	5.200	5,200	5.200	5.200	5.200	(3.718)	42.714	33,295
		electrical helpers		2,013	1,981	5.139	1.926	1,700	1,700	1,700	1,700	1,700	8,936	28.476	10,426
		Geolgoy		7.008	6.012	7.364	11.657	8.400	8,400	8.400	8,400	8 400	(6.236)	66.806	53,657
		Geology helpers		2.600	3 890	2,984	4.548	3,800	3.800	3.800	3.800	3.800	(4.546)	28.476	23.548
		Surveying		2.975	2.330	2,973	4.460	2.900	2,900	2,900	2,900	2.900	(2.326)	24.912	18.960
		Surveying Helpers		678	925	2,321	1.284	1,100	1,100	1,100	1,100	1,100	1.153	11.862	6.784
		Mine helpers		11,327	6.654	2.223	9,333	8.400	8.400	8.400	8.400	8.400	11.504	83.041	51,333
		Laboratory and environmental helpers		1.546	450	460	1.284	1,100	1,100	1,100	1,100	1,100	(898)	8.542	6.784
		Construction helps		-	3.835	2 729	5.426	4.700	4.700	4.700	4.700	4.700	(8 489)	29.000	26.926
			TOTAL	33.256	29.736	30.544	47,213	37,300	37,300	37,300	37,300	37,300	(1.429)	325.830	233,713
	966	OTHER ADMINISTRATION COSTS													
		Legal Audit, consultants		4.026	910	8 205	6.000	6.000	6.000	6.000	6.000	6.000	(4,141)	45.000	36.000
		Home		2.353	2.958	2 732	4.457	3,000	3 000	3.000	3.000	3.000		27.000	19 457
		Insurance			921	8.619	1.500	1.500	1,500	1.500	1.500	1,500	11.460	30.000	9.000
		Telepone		2 295	3,174	2.925	4 000	4,000	4 000	4.000	4.000	4.000	(5.393)	27.000	24.000
		Supplies		3.654	2.714	2,304	3,000	3.000	3,000	3.000	3.000	3.000	(8.671)	18,000	18,000
		Meals		1,348	4 465	1.691	8 496	3,000	3.000	3.000	3.000	3.000	(4,000)	27.000	23.496
		Travel		2.953	374	1.228	1.500	1,500	1.500	1.500	1.500	1.500	(56)	13,500	9.000
		Trucks Mttce fuel		2.343	3.069	2.305	6,282	3.500	3,500	3.500	3,500	3,500		31,500	23.782
		Housing/other/ejido		2.945	3.757	2 411	6,500	3,500	3,500	3.500	3.500	3.500	(12,613)	22,500	26,000
		Power/Ligth/ computer suport		71	151	13	2.600	2.600	2.600	2 600	2,600	2,600	(6,786)	9.000	15.600
		Transport - Personnel		1.339	1,311	1,339	2.200	2.200	2.200	2,200	2.200	2.200	2.611	19.800	13.200
			TOTAL	23.276	23,668	33.273	46,535	33,800	33,800	33,800	33,800	33,800	(27,848)	270,301	217,535
	967	EQUIPMET													
		accpac		4.339			3.000	5,000	2.000				(9.027)	5.312	10.000
		Ofice Equip and home		9.488	105		5.407	5.000						20.000	10 407
		Travel and accomodation		8 618	955	162	5.000	3.500	3,500	3.500	3.500	3,500	7,768	40.000	22.500
			TOTAL	22 445	1,059	162	13 407	13,500	6,500	3,500	3,500	3,500	(1 267)	65,311	42.907
	968	START UP COSTS													
		Freights and duties				5.000	5.000	5.000	5.000	5.000				25.000	20.000
		Reagents first fills/misc								75.000				75.000	75.000
		Mill balls 90t + 28t + 8 t								120.000			(20,000)	100,000	120.000
		Power										25.000		25.000	25,000
		Vendor assistance						10,000						10.000	10.000
		Working capital										200.000		200.000	200,000
		Vat Working capital										300,000		300.000	300,000
		Inventory/spares						30,000	30.000	30.000	30.000	30.000		150.000	150.000
		Power demand contract						40,000						40.000	40.000
		Ops training (Hire)						-	9,000	9,000	9.000	3.000		30,000	30.000
			TOTAL	-	-	5,000	5.000	85.000	44.000	239.000	39,000	558,000	(20,000)	955,000	970,000
		TOTAL ADMINISTRATION		164,984	134,609	183,998	233,793	286,900	235,900	436,400	227,400	737,800	(78,356)	2,834,438	3,166,293
		TOTAL		755,086	982,219	925,838	1,719,540	1,919,636	1,826,266	1,418,092	824,600	1,235,451	2,768,770	14,301,398	8,526,232
		CONTINGENCY 15%					178.063	287,945	273,940	212,634	123,690	185,318	897,200	2,158,710	1,278,935
		PURCHASE LAND				0	0	0	0	0	150,000			150,000	150,000
		IVA 15%		92.072	165 681	229 267	277.380	326,067	309.961	239.344	137,173	208.045	-	2 441.971	1.438.145
		TOTAL GENERAL		847,158	1,147,901	1,155,205	2,174,963	2,533,647	2,410,169	1,865,768	1,235,463	1,628,814	3,663,970	19,142,078	11,393,311
															6,942,365

Appendix A

CAPSTONE GOLD S.A. DE C.V.

BUDGET SEPTEMBER 2005 TO MAY 2006 MODIFY

		spent SEPT	spent OCT	spent NOV	DEC	JANUARY	FEBRUARY	MARCH	APRIL	MAY	pos/neg Variance	24 Sep budget TOTAL	Estimate to Completion Dec to Jun TOTAL
10	MINE	191,295	234,993	270,396	898,303	844,967	730,641	650,413	492,700	458,800	2,601,187	7,373,695	4,075,824
11	EXPLORATION										(173,330)	173,330	-
20	CRUSHING PLANT	-	-	21,185	39,140	70,566	3,600	-	-	-	88,242	222,733	113,306
30	MILL AREA	6,808	102,000	22,981	103,896	267,757	167,570	65,070	28,196	4,600	61,608	830,486	637,089
40	FLOTATION PLANT	49,691	108,372	111,291	57,712	104,000	196,789	21,500	-	-	59,864	709,219	380,001
50	THICKENING & FILTRATION	-	49,456	778	11,220	40,900	48,414	6,000	-	-	58,152	214,920	106,534
60	LOAD-OUT AREA	-	-	-	-	5,000	75,000	75,000	8,500	-	-	163,500	163,500
70	TAILINGS AREA	-	1,462	2,992	77,263	117,500	143,798	43,000	-	-	130,520	516,536	381,561
80	ELECTRICAL DISTRIBUTION	-	-	-	5,000	20,500	15,800	20,800	10,000	-	93,600	165,700	72,100
90	INFRASTRUCTURE	48,767	41,119	78,429	49,603	56,384	64,576	24,500	14,500	4,500	(32,534)	349,843	214,063
92	CONSTRUCTION INDIRECTS	826	3,778	1,332	22,000	47,000	34,500	30,000	16,508	-	(3,444)	152,500	150,008
94	ENVIRONMENTAL	4,131	6,034	4,121	40,453	7,500	4,500	7,500	4,500	7,500	(18,739)	67,500	71,953
96	OWNER'S COST	164,694	134,809	153,998	233,793	286,900	235,900	438,400	227,400	737,900	(79,356)	2,534,438	2,160,293
	TOTAL	466,212	682,023	667,504	1,538,383	1,868,974	1,721,088	1,382,183	802,304	1,213,300	2,785,770	13,127,740	8,526,232
	CONTINGENCY 15%				230,757	280,346	258,163	207,327	120,346	181,995	817,352	1,969,161	1,278,935
	PURCHASE LAND	-	-	-	-	-	-	-	150,000	-	-	150,000	150,000
	TOTAL BEFORE IVA	466,212	682,023	667,504	1,769,140	2,149,320	1,979,251	1,589,510	1,072,650	1,395,295	3,603,122	15,246,901	9,955,166
	IVA 15%	236,212	165,681	229,267	277,360	326,067	309,961	239,344	137,173	208,045	-	2,441,971	1,497,951
	TOTAL GENERAL	702,424	847,705	896,771	2,046,500	2,475,387	2,289,212	1,828,854	1,209,823	1,603,340	3,603,122	17,688,872	11,453,117
	RETURN OF IVA	-	-	101,860	178,276	598,881	165,681	229,267	303,062	331,242		1,908,269	1,806,409
	CASH REQUIREMENT	702,424	847,705	794,911	1,868,224	1,876,506	2,123,531	1,599,587	906,761	1,272,098	3,603,122	15,780,603	9,646,708

Appendix A1

MINE EQUIPMENT					
Jumbos	2	408,000	816,000		
Scoop 4yd	3	360,000	1,080,000		
Scoop 6yd	2	490,000	980,000		
Low Profile Truck	2	470,000	940,000		
				3,816,000	
FINANCE PAYMENT					
Advance 20%				763,200	
Payment 24 month	10	135,302		1,353,020	**March - December 2006**
	12	135,302		1,623,624	**January - December 2007**
	2	135,302		270,604	**January - February 2008**
	24			**4,010,447**	
Difference				**(194,447)**	
	2006	2007	2008	2009	
Ongoing capital	250,000	250,000	250,000	250,000	
Mining Equipment	1,353,020	1,623,624	270,604		
	1,603,020	**1,873,624**	**520,604**	**250,000**	

COZAMIN (Appendix B1)
Mining Costs Worksheet

10 5 pesos/$us

18-Dec-05

Gereral Devel 350000/80m/mo 0.043888 m3/ton

mill feed- 1000 tpd feed to the process plant
7000 tonnes per week with 7 day operation

mine production- 1000 tpd for 350 days — 350 1000 350000
7000 tonnes per week
1160tpd for 302days — 302 1160 350320

stopes	block		name	level	width	area	height	volume	tonnes	(000)s t resources	tpd mining rate	Haulage	ramp devel	raises raises	access	M3 general devel	M3 waste	m3 swelled	m3 Needed backfill	Tonnes x1.6
8 550 West	1		west	8	3 41	4500.00	3.00	15272	42914	43		610		50	80	1883	1180	3982	11289	18063
8 220 East	2		east	8	5.77	4445.00	3.00	25637	72040	72		270	100	60	40	3162	2330	7139	18498	29597
9 Central	3		central	9	4.50	3207.30	3.00	13686	38457	38		200	150	50	60	1688	3335	6529	7156	11450
9 East a	4		east	9	2.98	10078.00	3.00	30313	85181	85		310	357	188	245	3738	9465	17164	13149	21038
9 East b	5		east	9	8.73	10078.00	3 00	89668	251966	252		660	457	245	200	11058	10742	28340	61328	98125
10 Central	6		central	10	6 60	16293.00	3.00	103861	291849	292		200	500	300	350	12808	13488	34184	69677	111483
10 East a	7		east	10	4.17	14877.00	3.00	59647	167607	168		230	500	300	350	7356	13488	27096	32551	52081
10 East b	8		east	10	11.93	14879 00	3.00	181257	509331	509		470	500	300	350	22352	13488	46592	134665	215464
9 west	9		west	9	2 81	15562.00	3.00	41861	117630	118		730	750	245	200	5162	15430	26770	15091	24146
10 west	10		west	10	3.00	155.43	3.00	663	1864	2	0					82	0			
11west	11		west	11	2.50	2737.70	3.00	11682	32826	33	0					1441	0			
12 west	12		west	12	3.77	14400.00	3.00	52139	146510	147		750	800	350	200	6430	16650	30004	22135	35416
11 Central	13		central	11	5 25	13200.00	3.00	66892	187967	188		280	460	280	240	8249	11420	25570	41322	66116
11 East a	14		east	11	8 56	16800.00	3.00	139242	391270	391		320	460	280	240	17171	11420	37169	102073	163318
11 East b	15		east	11	10.88	13200.00	3 00	139228	391231	391		570	460	280	240	17169	11420	37166	102062	163299
12 Central	16		central	12	5.76	13200.00	3.00	73377	206190	206		310	460	280	240	9049	11420	26609	46768	74828
12 East a	17		east	12	6.07	16800.00	3.00	98544	276907	277		370	460	280	240	12152	11420	30644	67900	108639
12 East b	18		east	12	7.68	13200.00	3.00	98096	275649	276		610	460	280	240	12097	11420	30572	67523	108038
									3487387	3487										

16200

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel	total cost per ton
																	80m/mo	
BLOCK 1 cut and fill				610	11289	15272	0	50	80	0					•		80	
					1.32	1.88	457	254	423	0.1							600	
west	units	42914	42914	42914	42914	42914	42914	42914	42914	1000	29167	29167	29167	29167	29167	29167	29167	B1
	cost/tonne		3.48	1.16	0.35	0.49	0.00	0.30	0.79	2.26	0.50	0.24	0.27	0.53	0.62	0.34	1.68	13.02
	Cost		149339	49780	14902	21224	0	12700	33840	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel	total cost per ton
																	80m/mo	
BLOCK 2 cut and fill				270	18498	25637	0	0	0	0							80	
					1.32	1.88	457	254	423	0.1							600	
west	units	72040	72040	72040	72040	72040	72040	72040	72040	1000	29167	29167	29167	29167	29167	29167	29167	B2
	cost/tonne		3.48	0.91	0.34	0.48	0.00	0.00	0.00	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	11.68
	Cost		250698	65802	24417	34776	0	0	0	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel	total cost per ton
																	80m/mo	
BLOCK 3 cut and fill				200	7156	13686	150	50	60	0							80	
					1.32	1.88	457	254	423	0.1							600	
west	units	38457	38457	38457	38457	38457	38457	38457	38457	1000	29167	29167	29167	29167	29167	29167	29167	B3
	cost/tonne		3.48	0.91	0.25	0.35	1.78	0.33	0.66	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	14.22
	Cost		133829	34995	9446	13453	68550	12700	25380	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel	total cost per ton
																	80m/mo	
BLOCK 4 cut and fill				310	13149	30313	357	188	245	0							80	
					1.32	1.88	457	254	423	0.1							600	
west	units	85181	85181	85181	85181	85181	85181	85181	85181	1000	29167	29167	29167	29167	29167	29167	29167	B4
	cost/tonne		3.48	0.91	0.20	0.29	1.92	0.56	1.22	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	15.04
	Cost		296428	77514	17357	24720	163149	47752	103635	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel	total cost per ton
																	80m/mo	
BLOCK 5 cut and fill				660	61328	89668	457	245	240	0							80	
					1.32	1.88	457	254	423	0.1							600	
west	units	251966	251966	251966	251966	251966	251966	251966	251966	1000	29167	29167	29167	29167	29167	29167	29167	B5
	cost/tonne		3.48	1.16	0.32	0.46	0.83	0.25	0.40	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	13.36
	Cost		876841	292280	80953	115296	208849	62230	101520	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel	total cost per ton
																	80m/mo	
BLOCK 6 cut and fill				200	69677	103861	500	300	350	0							80	
					1.32	1.88	457	254	423	0.1							600	
west	units	291849	291849	291849	291849	291849	291849	291849	291849	1000	29167	29167	29167	29167	29167	29167	29167	B6
	cost/tonne		3.48	0.81	0.32	0.45	0.78	0.26	0.51	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	13.07
	Cost		1015635	236398	91973	130992	228500	76200	148050	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel	total cost per ton
																	80m/mo	
BLOCK 7 cut and fill				230	32551	59647	500	300	350	0							80	
					1.32	1.88	457	254	423	0.1							600	
west	units	167607	167607	167607	167607	167607	167607	167607	167607	1000	29167	29167	29167	29167	29167	29167	29167	B7
150 tonnes/day	cost/tonne		3.48	0.81	0.26	0.37	1.36	0.45	0.88	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	14.08
	Cost	0	583272	135762	42967	61195	228500	76200	148050	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel	total cost per ton
																	80m/mo	
BLOCK 8 cut and fill				470	134665	181257	500	300	350	0							80	
					1.32	1.88	457	254	423	0.1							600	
west	units	509331	509331	509331	509331	509331	509331	509331	509331	1000	29167	29167	29167	29167	29167	29167	29167	B8
150 tonnes/day	cost/tonne		3.48	1.07	0.35	0.50	0.45	0.15	0.29	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	12.75
	Cost	0	1772473	544984	177758	253170	228500	76200	148050	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
				730	15091	41861	750	245	240	0							80	
BLOCK 9 cut and fill					1.32	1.88	457	254	423	0.1							600	
west	units	117630	117630	117630	117630	117630	117630	117630	117630	1000	29167	29167	29167	29167	29167	29167	29167	B9
150 tonnes/day	cost/tonne	0.00	3.48	1.40	0.17	0.24	2.91	0.53	0.86	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	16.06
	Cost	0	409354	184682	19921	28372	342750	62230	101520	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
					0		0	0	0	0							80	
BLOCK 10 cut and fill					1.32	1.88	457	254	423	0.1							600	
west	units	87521.6	87521.6	87521.6	87521.6	87521.6	87521.6	87521.6	87521.6	1000	29167	29167	29167	29167	29167	29167	29167	B10
150 tonnes/day	cost/tonne						0.00	0.00	0.00	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	6.47
	Cost	0	0	0	0	0	0	0	0	2262	15101	7000	8000	15500	18000	10000	48000	

level 11

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
				590	0					0							80	
BLOCK 11 cut and fill					1.32	1.88	457	254	423	0.1							600	
west	units	70290.5	70290.5	70290.5	70290.5	70290.5	70290.5	70290.5	70290.5	1000	1000	1000	1000	29167	29167	29167	29167	B11
150 tonnes/day	cost/tonne									2.26	0.58	0.25	0.20	0.34	0.62	0.34	1.68	6.27
	Cost	0	0	0	0	0	0	0	0	2262	345	100	100	10000	18000	10000	48000	

level 11
level 11
level 11

				750	22135	52139	800	350	240	0							80	
BLOCK 12 cut and fill					1.32	1.88	457	254	423	0.1							600	
west	units	146510	146510	146510	146510	146510	146510	146510	146510	1000	29167	29167	29167	29167	29167	29167	29167	B12
	cost/tonne	0.00	3.48	1.40	0.20	0.67	2.50	0.61	0.69	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	16.01
	Cost	0	509855	205114	29219	98021	365600	88900	101520	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
				280	41322	66892	460	280	240	0							80	
BLOCK 13 cut and fill					1.32	1.88	457	254	423	0.1							600	
west	units	189310.4441	189310.4441	189310.4	189310.4	189310.44	189310.4	189310.4	189310.4441	1000	29167	29167	29167	29167	29167	29167	29167	B13
	cost/tonne	0.00	3.48	0.81	0.29	0.66	1.11	0.38	0.54	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	13.73
	Cost	0	658800	153341	54545	125757	210220	71120	101520	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
				320	102073	139242	460	280	240	0							80	
BLOCK 14 cut and fill					1.32	1.88	457	254	423	0.1							600	
west	units	391270	391270	391270	391270	391270	391270	391270	391270	1000	29167	29167	29167	29167	29167	29167	29167	B14
	cost/tonne	0.00	3.48	0.91	0.34	0.67	0.54	0.18	0.26	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	12.85
	Cost	0	1361620	356056	134737	261775	210220	71120	101520	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
				570	102062	139228	460	280	240	0							80	
BLOCK 15 cut and fill					1.32	1.88	457	254	423	0.1							600	
west	units	391231	391231	391231	391231	391231	391231	391231	391231	1000	29166.67	29166.67	29166.67	29167	29167	29167	29167	B15
	cost/tonne	0.00	3.48	1.16	0.34	0.67	0.54	0.18	0.26	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	13.10
	Cost	0	1361484	453828	134722	261749	210220	71120	101520	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	devel ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
				310	46768	73377	460	280	240	0							80	
BLOCK 16 cut and fill					1.32	1.88	457	254	423	0.1							600	
west	units	206190	206190	206190	206190	206190	206190	206190	206190	1000	29166.67	29166.67	29166.67	29167	29167	29167	29167	B16
	cost/tonne	0.00	3.48	0.99	0.30	0.67	1.02	0.34	0.49	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	13.76
	Cost	0	717541	204128	61733	137949	210220	71120	101520	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	dev el ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
				370	67900	98544	460	280	240	0							80	
BLOCK 17 cut and fill					1.32	1.88	457	254	423	0.1							600	
west	units	245935.05	245935.05	245935.1	245935.1	245935.05	245935.1	245935.1	245935.05	1000	29166.67	29166.67	29166.67	29167	29167	29167	29167	B17
	cost/tonne		3.48	0.99	0.36	0.75	0.85	0.29	0.41	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	13.61
	Cost	0	655854	243476	89627	185262	210220	71120	101520	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	dev el ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
				610	67523	98096	460	280	240	0							80	
BLOCK 18 cut and fill					1.32	1.88	457	254	423	0.1							600	
west	units	215328.9	215328.9	215328.9	215328.9	215328.9	215328.9	215328.9	215328.9	1000	29166.67	29166.67	29166.67	29167	29167	29167	29167	B18
	cost/tonne		3.48	1.24	0.41	0.86	0.98	0.33	0.47	2.26	0.52	0.24	0.27	0.53	0.62	0.34	1.68	14.23
	Cost	0	749345	267008	89131	184420	210220	71120	101520	2262	15101	7000	8000	15500	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	dev el ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
					0	35346	457	245	200	0							80	
BLOCK 19 cut and fill					1.20	1.31	430	192	300	0.1							600	
west	units	0	0	0	0	0	0	0	0	1000	1000	1000	1000	29167	29167	29167	29167	B19
	cost/tonne	0.00	4.25	1.10	0.61	1.11	#DIV/0!	#DIV/0!	#DIV/0!	2.26	0.58	0.25	0.20	0.34	0.62	0.34	1.68	#DIV/0!
	Cost	0	0	0	0	0	196510	47040	60000	2262	345	100	100	10000	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	dev el ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton
					0	35346	457	245	200	0							80	
BLOCK 20 cut and fill					1.20	1.31	430	192	300	0.1							600	
west	units	0	0	0	0	0	0	0	0	1000	1000	1000	1000	29167	29167	29167	29167	B20
	cost/tonne	0.00	4.25	1.20	0.61	1.11	#DIV/0!	#DIV/0!	#DIV/0!	2.26	0.58	0.25	0.20	0.34	0.62	0.34	1.68	#DIV/0!
	Cost	0	0	0	0	0	196510	47040	60000	2262	345	100	100	10000	18000	10000	48000	

Mine Operating Costs		purchase equip lease	stoping	haulage	surface backfill	place backfill	dev el ramp	raises	access	power 1500X.7	hoisting	pumping	comp air	topo super	services sample	misc servic	gen devel 80m/mo	total cost per ton

BLOCK		LEVEL	TOTAL TONNES	YEAR 1 TONNES	MINE OP COST	INV YR 2	YEAR 2 TONNES	MINE OP COST		YEAR 1 TONNES	MINE OP COST
	1 west	8	42913.61	0	13.02	42913.61	39750	13.02	3163.61379	0	0
	3 east	8	72039.7	28350	0.00	43689.7	0	0.00	43689.7028	0	0
	4 central	9	38456.5	0	0.00	38456.5	57800	0.00	-19343.499	0	0
	2 west	9	85180.6	0	0.00	85180.6	0	0.00	85180.6	0	0.00
	5 east	9	251965.7	0	B6	251965.7	0	B6	251965.72	0	B6
NEW STOPE		10		1400	14.28		38950	14.28		136500	14.28
				29750	0.67		136500	7.87		136500	14.28

Blocks Dec 16 Giroux's Criterion Kriging with Chalcopyrite Envelope Levels 60 m dilution .25hw .25 fw

Modeling Method	Stope	Block	Width m	Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %			dilution & loading los	pillar loss
Poly	8 550 West	1	3 41	4500	42914	0.07	75.31	1.51	0.24	1.73	38.20	20%	0%
Poly	8 220 East	2	5.77	4445	72040	0.01	105.49	1.46	1.31	1.16	39.15	14%	0%
Krig	9 Central	3	4.50	3207	38457	0.00	68.78	1.27	0.55	3 24	40.81	16%	5%
Krig	9 East a	4	2.98	10078	85181	0.00	52.76	1.51	1.03	1.67	36.94	22%	5%
Krig	9 East b	5	8 73	10078	251966	0.00	115.44	1.49	2.86	0.93	41.63	11%	5%
Krig	10 Central	6	6 6	16293	291849	0.00	83.85	2.23	0.32	2.12	52.12	13%	5%
Krig	10 East a	7	4.17	14877	167607	0.00	54.74	1.86	0.23	0.72	37.54	17%	5%
Krig	10 East b	8	11.93	14879	509331	0.00	89 62	2.23	0.87	0.62	46.91	10%	5%
Krig	9 west	9	2.81	15562	117630	0.00	73.48	1.19	0.33	1.72	33.18	23%	5%
Krig	10 west	10	3.00	155	1864	0.00	79 26	1.19	0.15	1.08	30.74	16%	5%
Krig	11west	11	2.50	2738	32826	0.00	81.00	1.30	0 17	1.09	32.57	16%	5%
Krig	12 west	12	3.77	14400	146510	0.00	69 55	1.42	0.10	0.79	32.08	18%	5%
Krig	11 Central	13	5.25	13200	187967	0.00	77.32	2 67	0.06	1.74	56.43	15%	5%
Krig	11 East a	14	8.56	16800	391270	0.00	57.58	2.57	0.18	0.57	48.23	11%	5%
Krig	11 East b	15	10 88	13200	391231	0 00	76 10	2.36	0.48	0.67	47.43	10%	5%
Krig	12 Central	16	5 76	13200	206190	0	55 11	1.83	0.04	0.92	37.78	10%	5%
Krig	12 East a	17	6.07	16800	276907	0.00	52.98	2 45	0.04	0.66	46.13	14%	5%
Krig	12 East b	18	7.68	13200	275649	0	71.63	2.49	0 26	1.03	50.36	12%	5%
			6.39	**197612**	**3487387**	**0.00**	**74.73**	**2.12**	**0.55**	**1.02**	**45.10**	**13%**	**5%**

	Summary year 1	Mining year 2	Cost year 3	year 4	year 5	year 6	year 7	year 8	year 9	year 10	
$/ton	16.85	16.62	13.85	13.17	13.07	13.16	13.73	13.73	13.73	13.73	14.18
tons	350000	350000	350000	350000	350000	350000	350000	350000	350000	302620	3452620
											34690
											3487310

MINE PLAN BY YEARS

tpd	mining $/t	STOPE Year 1	Width m	Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %		
143	13.02	1	3.41	4500	42914	0.07	75.31	1.51	0.24	1.73	38.20	0
150	11.68	2	5.8	4445	45300	0.01	105.49	1.46	1.31	1.16	39.15	26740
128	14.22	3	4.5	3207	38457	0.00	88.78	1.27	0.55	3.24	40.81	0
199	15.04	4	2.98	10078	60000	0.00	52.76	1.51	1.03	1.67	36.94	25181
201	13.36	5	8.73	10076	60400	0.00	115.44	1.49	2.86	0.93	41.63	191566
201	13.07	6	6.6	16293	60400	0.00	83.85	2.23	0.32	2.12	52.12	231449
142	14.08	7	4.17	14877	42600	0.00	54.74	1.86	0.23	0.72	37.54	125007
	13.52		5.32	75617	350070	0.01	80.53	1.64	1.01	1.62	41.31	
lease $	$3.43											
tpd	$16.95											

tpd	mining $/t	STOPE year 2	Width m	Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %			
89	11.68	2	5.8	3988	26740	0.01	105.49	1.46	1.31	1.18	39.15	0
84	15.04	4	2.98	10056	25181	0.00	52.76	1.51	1.03	1.67	36.94	0
201	13.36	5	8.73	10076	60400	0.00	115.44	1.49	2.86	0.93	41.83	131166
201	13.07	6	6.6	16293	60400	0.00	83.85	2.23	0.32	2.12	52.12	171049
201	14.08	7	4.17	14369	60400	0.00	54.74	1.66	0.23	0.72	37.54	84807
201	12.75	8	11.93	14877	60400	0.00	89.62	2.23	0.87	0.62	46.91	446931
188	16.06	9	2.81	15562	56480	0.00	73.48	1.19	0.33	1.72	33.18	61150
	13.76		6.53	90494	350000	0.00	63.02	1.76	0.97	1.24	41.73	
lease	2.86											
tpd	$16.62											

tpd	mining $/t	STOPE year 3	Width m	Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %			
201	13.36	5	8.73	10078	60400	0.00	115.44	1.49	2.86	0.93	41.63	70766
201	13.07	6	6.6	16293	60400	0.00	83.85	2.23	0.32	2.12	52.12	110649
201	14.08	7	4.17	14369	60400	0.00	54.74	1.86	0.23	0.72	37.54	4207
201	12.75	8	11.93	14877	60400	0.00	89.62	2.23	0.87	0.62	46.91	388531
203	16.06	9	2.81	15563	61150	0.00	73.48	1.19	0.33	1.72	33.16	0
157	13.73	13	5.25	13200	47250	0	77.32	2.67	0.06	1.74	56.43	140717
tpd	13.85		6.62	94810	350000	0.00	82.58	1.92	0.81	1.29	44.16	

	mining $/t	STOPE year 4	Width m	Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %			
201	13.36	5	8.73	10076	60400	0	115.44	1.49	2.86	0.93	41.63	10366
201	13.07	6	6.6	16293	60400	0	83.85	2.23	0.32	2.12	52.12	50249
14	14.08	7	4.17	14369	4207	0	54.74	1.86	0.23	0.72	37.54	0
281	12.75	8	11.93	14877	84600	0	89.62	2.23	0.87	0.62	46.91	303931
266	13.73	13	5.25	13200	80000	0	77.32	2.87	0.06	1.74	56.43	60717
201	12.85	14	8.56	16800	60400	0	57.58	2.57	0.16	0.57	48.23	330870
	13.17		**8.26**	**110441**	**350007**	**0.00**	**84.32**	**2.26**	**0.80**	**1.18**	**49.19**	

tpd	mining $/t	STOPE year 5	Width m	Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %			
34	13.36	5	8.73	10076	10366	0	115.44	1.49	2.86	0.93	41.63	0
167	13.07	6	6.6	16293	50249	0	83.85	2.23	0.32	2.12	52.12	0
281	12.75	8	11.93	14877	84600	0	89.62	2.23	0.87	0.62	46.91	219331
202	13.73	13	5.25	13200	60717	0	77.32	2.67	0.06	1.74	56.43	0
266	12.85	14	8.56	16800	80000	0	57.58	2.57	0.16	0.57	48.23	250870
213	13.10	15	10.88	13200	64068	0	76.10	2.36	0.48	0.67	47.43	327163
	13.07		**8.95**	**100009**	**350000**	**0.00**	**77.62**	**2.38**	**0.48**	**1.04**	**49.55**	

tpd	mining $/t	STOPE year 6	Width m	Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %			
245	12.75	8	11.93	14877	73848	0	89.62	2.23	0.87	0.62	46.91	145483
315	12.85	14	8.56	16800	94952	0	57.58	2.57	0.16	0.57	48.23	155918
201	13.10	15	10.88	13200	60400	0	76.10	2.36	0.48	0.67	47.43	266763
201	13.76	16	5.76	13200	60400	0	55.11	1.83	0.04	0.92	37.78	145790
201	13.61	17	6.07	16800	60400	0	52.98	2.45	0.04	0.66	46.13	216507
	13.16		**8.76**	**73640**	**350000**	**0.00**	**66.31**	**2.31**	**0.32**	**0.68**	**45.65**	

mining $/t	STOPE year 7-10	Width m	Ton t	Au g/t	Ag g/t	Cu %	Pb %	Zn %		
12.75	8	11.39	14877	145483	0.00	89.62	2.23	0.87	0.62	46.91
12.85	14	8.56	16800	155918	0	57.58	2.57	0.16	0.57	48.23
13.10	15	8.03	13200	266763	0.00	76.10	2.36	0.48	0.67	47.43
13.76	16	5.76	13200	145790	0.00	55.11	1.83	0.04	0.92	37.78
13.61	17	6.07	16800	216507	0.00	52.98	2.45	0.04	0.66	46.13
16.01	12	3.77	14400	146510	0	69.55	1.42	0.10	0.79	32.08
14.23	18	7.68	13200	275649	0	71.63	2.49	0.28	1.03	50.36
13.73		**7.36**	**139108**	**1352620**	**0.00**	**67.83**	**2.25**	**0.28**	**0.77**	**45.16**
				350000						
				350000						
				350000						
				302620						

0.14

350000
350000
350000
1050000
1183842
133842

Appendix B1

1 Lease Purchase of Mining Equipment

2 jumbos, 3 -4 yd scoops and 2- 6 yd scoops

Total Price		**2774000**
Down payn	20%	**554800**
		2219200

Interest	6%	
Period	24 mo	
Payment /mo Approx		**100000**
tons/month		**29167**
lease $/ton		**$ 3.43**

2 Haulage Distance Table

owners			pesos/$us	10.5		pesos/$us	10.5		pesos/$us	10.5		pesos/$us	10.5	
Cost	2.2		swelled			swelled			swelled			swelled		
		$/ton	peso/m3	$/m3	$/ton ore	peso/m3	$/m3	$/ton ore	peso/m3	$/m3	$/ton ore	peso/m3	$/m3	$/ton ore
	cosntractor	AVG	C Piedra	C Piedra	C Piedra	Conobra	Conobra	Conobra	remapasa	remapasa	remapasa	Castellana	Castellana	Castellana
	Distance													
	100					8.92			28.45			17.65		
0.15	200	**0.96**	20.26	1.93	0.88	18.05	1.72	0.78	28.45	2.71	1.23	21.72	2.07	0.94
0.15	300	**1.06**	22.45	2.14	0.97	21.58	2.06	0.93	28.45	2.71	1.23	25.78	2.46	1.12
0.15	400	**1.14**	24.49	2.33	1.06	22.93	2.18	0.99	28.45	2.71	1.23	29.85	2.84	1.29
0.15	500	**1.22**	26.34	2.51	1.14	24.42	2.33	1.06	28.45	2.71	1.23	33.91	3.23	1.47
0.15	600	**1.31**	28.38	2.70	1.23	26.17	2.49	1.13	28.45	2.71	1.23	37.98	3.62	1.64
0.15	700	**1.39**	30.40	2.90	1.32	27.77	2.64	1.20	28.45	2.71	1.23	42.05	4.00	1.82
0.15	800	**1.55**	32.46	3.09	1.41	29.40	2.80	1.27				46.11	4.39	2.00
	900		34.44	3.28	1.49	31.07	2.96	1.35				50.01	4.76	2.16
	1000		36.60	3.49	1.58	32.81	3.12	1.42				52.08	4.96	2.25
	1100		38.71	3.69	1.68	34.81	3.32	1.51						
	1200		39.79	3.79	1.72	36.43	3.47	1.58						
	1300		40.87	3.89	1.77	38.74	3.69	1.68						
	1400		43.00	4.10	1.86	40.97	3.90	1.77						
	1500		45.03	4.29	1.95	42.80	4.08	1.85						

3 Capstone Ownership Cost

	interest7 yrs –6%					
	cap cost			salvage		
scoop	350000	1.50	526271	50000		
scoop	350000	1.50	526271	50000		
scoop	450000	1.50	676634	70000		
drills	900000	1.50	1353267	135000		
		interest calc			total cost	
total Capita	2050000		3082442	305000	2777442	
	350000	7	2450000		1.13	
		years owned	total tons	salvage	Cost/ton	
				$/hr		
scoop	350000	1.504	526271			
	350	84	29400	17.90		

Capstone Ownership Cost

trucks	
6 trucks	at 80000tpy
tpy/truck	80000
life	5
ton/truck lif	400000
cost	60000
own $/ton	**0.15**

Electrical cost Estimate

	power	jumbos	150				0.6		
		hoist	450				0.5		
		comp	150				0.9		
		comp	150				0.9		
		pump	150				0.5		
		pump	100				0.5		
	drill	pumps	50				0.7		
stoping =	blast	fans	150				0.9		
	instope hau	main	100				1		
	support	misc	100				1		
			1550	0.746	0.95	0.9	0.70	0.1	2262

4 Hoisting

hoist		$/mes	$/ton
hoistman	3	3044	
hoist op	3	2536	
audante	3	2113	
mech/elec	2	1408	
		9101	
supplies		6000	
		15101	0.50

5 Pumps

2 elec/2 mech	4	2816
supplies		4200
		7000

Appendix B1

Year	$/ton	blocks	width m	tons/year	Au	Ag	Cu	Pb	Zn		
1	16.95		5.32	350070	0.01	80.53	1.64	1.01	1.62	41.31	
2	16.62		6.53	350000	0.00	83.02	1.76	0.97	1.24	41.75	
3	13.85		6.62	350000	0.00	82.58	1.92	0.81	1.29	44.16	
4	13.17		8.26	350007	0.00	84.32	2.26	0.80	1.18	49.19	
5	13.07		8.95	350000	0.00	77.62	2.38	0.48	1.04	49.55	
6	13.16		8.76	350000	0.00	66.31	2.31	0.32	0.68	45.65	
7 to 10	13.73		7.36	1352620	0.00	67.83	2.25	0.28	0.77	45.16	
	14.18		**7.39**	**3452698**	**0.00**	**74.66**	**2.13**	**0.55**	**1.01**	**45.22**	
		10		1864	0.00	79.26	1.19	0.15	1.08	30.74	not mined
		11		32826	0.00	81.00	1.30	0.17	1.09	32.57	not mined
				3487387	**0.00**	**74.73**	**2.12**	**0.55**	**1.02**	**45.10**	
			6.39	**3487387**	**0.00**	**74.73**	**2.12**	**0.55**	**1.02**	**45.10**	

Appendix B2

%		Lime	SEX	3418a	MIBC	ZnSO4	MBS	NaCN	CuSO4	SiPX
	1'Ro	1554	120	30	17.3					
	Zn Sep		73	38	16.7	3500	3500			
	Cu-Pb	748	2.5	1.5	1.7	1200		360		
	Zn Sep	1764			7				30	50
		4066	**195.5**	**69.5**	**42.7**	**4700**	**3500**	**360**	**30**	**50**

%		Lime	SEX	3418a	MIBC	ZnSO4	MBS	NaCN	CuSO4	SiPX
		~~1554~~	~~120~~	~~30~~	~~17.3~~					
			~~73~~	~~38~~	~~16.7~~	~~3500~~	~~3500~~			
		~~748~~	~~2.5~~	~~1.5~~	~~1.7~~	~~1200~~		~~360~~		
		~~1764~~			~~7~~				~~30~~	~~50~~
		0	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

Reagents Consumption Estimates based on Locked Cycle Test F35 (grams/M.Ton)

	CaO	SEX	3418a	MIBC	ZnSO4	MBS	NaCN	CuSO4	SIPX
1'Ro	1200	95	23	15					
Zn Sep		25	10	6	1167	1167			
Cu-Pb		8	14	8	1083	1083			
Cu/Pb Sep	586	7	4	1	756		207		
Zn Circuit	1291			7				30	40
	3077	135	51	37	3006	2250	207	30	40

July Estimate

REAGENTS		Kg/Ton	$/KG	$/TON	Grams/Ton	$/T	adjustment	Kg/ton
Etil Xantato Cantidad/m	SEX	0.075	35	2.63	135	4.73	0.75	0.101
Sodium Iso-Propyl Xte	SiPX				40	0.00	0.75	0.030
A3418 Cytec	A3418	0.019	30	0.57	51	1.53	0.75	0.038
Mibc Espumante	MIBC	0.025	45	1.13	37	1.67	0.75	0.028
Metabisulfito de sodio	MBS	0.19	5	0.95	2250	11.25	0.6	1.350
Floculantes	Floc	0.01	35	0.35	10	0.35	0.75	0.008
Cal	CaO	2.2	1.8	3.96	3077	5.54	0.75	2.308
Sulfato de Zinc	ZnSO4	0.28	10.3	2.88	3006	30.96	0.6	1.804
Cianuro de sodio	NaCN	0.028	18	0.50	207	3.73	0.6	0.124
Sulfato de cobre	CuSO4	0.28	13.3	3.72	30	0.40	0.75	0.023
Metil isobutil carbonil		0.024	30	0.72		0.00	0.75	0.000

Appendix B2

REACTIVES		Kg/Ton	pesos/KG		Pesos/TON
Sodium Etyl Xantate	Cantidad/mes	0.101	35		3.54
sipx		0.030	20		0.60
A3418 Cytec		0.038	30		1.15
Mibc Frother		0.028	45		1.25
Sodium Metabisulphite		1.350	7		8.91
Flocculants		0.008	35		0.26
Lime		2.308	2		4.15
Zinc Sulphate		1.804	9		16.05
Sodium Cyonite		0.124	21		2.61
Copper sulphate		0.023	20		0.44
TOTAL REACTIVES					**38.97**
BALL 3"		1	10.27		**10.27**
BALL 1/2"		0.4	11.4		**4.56**
MATERIALS					
Tools					1.76
Pipes and connections					0.88
Electrical Material					0.33
Mill linners					5.21
Maintenance parts					0.99
Steel					0.44
General Materials					0.33
Mesh					2.00
Transmission conveyor					0.33
Conveyor belt					1.65
Safety equipment					1.43
Pump parts					5.28
Filter parts					3.41
Compressor parts					0.10
Cyclones parts					0.33
Cell parts					0.33
					24.8

	COST/ KW/H	KW	EFIC	HOURS	
Electrical Energy					
Trituracion	1.0	300	0.60	10	1.80
Grinding	1.0	1275	0.85	24	26.01
Flotation	1.0	475	0.75	24	8.55
Tailings thickener	1.0	300	0.75	24	5.40
Contingency	1.0	100	0.75	24	1.80
		2450			
					43.56
Water consumption	1.5 m3 x ton x 3				4.50
					126.66

Appendix B2

CAPSTONE MINING S.A. DE C.V.

PLANT PERSONNEL

CATEGORY	NUMBER			TOTAL MONTHLY	BENEFITS 52%	TOTAL
PLANTA						
STAFF & SUPERVISION	6			145,000	75,400	220,400
OPERATORS & HELPERS	24			188,000	97,760	285,760
		30		**333,000**	**173,160**	**506,160**
MAINTENANCE						
ELECTRICAL & MECHANICAL						
STAFF & SUPERVISION	3			65,000	33,800	98,800
TRADES & HELPERS	12			102,000	53,040	155,040
		15		**167,000**	**86,840**	**253,840**
LABORATORY						
STAFF & SUPERVISION	4			65,000	33,800	98,800
ASSAYERS & HELPERS	5			30,000	15,600	45,600
		9		**95,000**	**49,400**	**144,400**
TOTAL GENERAL		**54**		**595,000**	**309,400**	**904,400**

Appendix B2

CAPSTONE MINING S.A. DE C.V.

OPERATIONAL BUDGET FOR THE PROCESS PLANT
1000 TPD GRINDING

CONCEPT	MONTHLY	YEARLY	**cost/ton pesos**	**cost/ton $us**					
GRINDING TONS	29,167	350,004							
SALARIES	904,400	10,852,800	31.01	2.95					
MATERIALS Y SUMINISTROS									
Mill balls	432,547	5,190,559	14.83	1.41					
Reactives	1,136,649	13,639,792	38.97	3.71					
Electrical Energy	1,270,515	15,246,174	43.56	4.15					
Other Materials	723,370	8,680,437	24.80	2.36			loader	haulage	
Water Consumption	131,252	1,575,018	4.50	0.43				peso/m3	
						operator	22000		
Loader operator maint fuel	57,000	684,000	1.95	0.19		fuel/oil	25000		
Mineral transport	102,085	1,225,014	3.50	0.33	6.20/ton	maint	10000		7
TOTAL MATERIALS	3,853,416	46,240,995	132	12.58			**57000**		
							1.95		
TOTAL GENERAL	4,757,816	57,093,795	163	**15.54**					
COST X TON GRINDING PESOS	163.12	163.12	163						
T.C.	10.5	10.5	10.50						
CTO X TON GRINDING US DOLLARS	**15.54**	**15.54**	**15.54**						

Appendix B2

Reagents And Consumables at 350,000 tonnes per year

CONSUMABLE	CLASS	USE	COST			US$/yr	Tonnes	
		Kg/Ton	pesos/KG	pesos/TON	$/ton		per month	
Sodium Xanthate	reagent	0.101	35	3.54	0.34	0	0	
sipx	reagent	0.030	20	0.60	0.06	0		
A3418 Cytec	reagent	0.038	30	1.15	0.11	0		
Mibc Espumante	reagent	0.028	45	1.25	0.12	0		
Sodium meta bisulfate	reagent	1.350	6.6	8.91	0.85	0	0	
floculantes	reagent	0.008	35	0.26	0.03	0		
lime	reagent	2.308	1.8	4.15	0.40	0	0	1.5 +.3 frieght
Zinc sulfate	reagent	1.804	8.9	16.05	1.53	0	0	fob Zacatecas
Sodium cyanide	reagent	0.124	21	2.61	0.25	0		fob Zacatecas
Copper sulfate	reagent	0.023	19.72	0.44	0.04	0	0	fob Zacatecas
				38.97	**3.71**			
Grinding Balls 3"	steel	1	10.27	10.27	0.98	0	0	
Grinding Balls 2"	steel	0.4	11.4	4.56	0.43	0	0	
Mill Liners								

weight/kg	frieght	$/truck	kg/truck
9.87	0.4	12000	30000
11.0	0.4	12000	30000

life	cost	tpy	weight/tonne
12	1579725	350000	4.51
12	177446	350000	0.51
18	100000	350000	0.19
			5.21

Appendix B3

ADMINSTRATION COSTS

OPERATION COSTS 2006

					55%	11		peso x dollar	
Managers	4	4		166,000	257,300	23,391	23,391	insurance includes 60%	
Accounting & Purchasing	4	4		60,000	93,000	8,455	8,455		
Warehouse	4	4		28,000	43,400	3,945	3,945		
Safety/Environment	2	2		30,000	46,500	4,227	4,227		
Secretaries	1	2		20,000	31,000	2,818	2,818		
Security	7	7		37,500	58,125	5,284	5,284		
Other	2	7		40,000	62,000	5,636	5,636		
	24	30			0	53,757	53,757	645,082	12 Months
									1.84
Other Attributable					8,000			8,000	
								653,082	
		month							
Legal Audit, consultants		12	6,000	72,000					
Housing/other		12	3,000	36,000					
Insurance other		12	4,000	48,000					
Insurance vehicle (9)		12	1,500	18,000					
telephones		12	3,000	36,000					
Supplies		12	5,000	60,000					
Meals		12	2,000	24,000					
Travel		12	1,500	18,000					
Trucks Mttce/fuel		12	3,500	42,000					
Housing/other		12	2,500	30,000					
land payments		12	1,500	18,000					
Trasporte de Personal		12	2,000	24,000				426,000	12 Months
TOTAL								1,079,082	3.08

Appendix B3



CAPSTONE GOLD S.A. DE C.V.
GENERAL ORGANIZATIONAL CHART
GENERAL MANAGER
ADMINISTRATION MANAGEMENT 1
PLANT MANAGER
SECRETARY
HEAD OF FINANCE 1
ENVIRONMENT AND INDUSTRIAL SAFETY SUPER. 1
MINE SUPER. 1
PLANNING SUPER. 1
MECHANICAL MAINT. SUPER. 1
ELECTRICAL MAINT. SUPER 1
LABORATORY 1
ACCOUNTING 2
ENVIRONMENTAL DEPARTMENT 1
GRADE CONTROL 1
SURVEYOR 1
SHIFT BOSS 2
SHIFT BOSS 2
SHIFT BOSS 3
CHEMIST 1
BUYERS 2
INDUSTRIAL SAFETY DEPARTMENT 1
GEOLOGISTS 2
MECHANICS 4
ELECTRICIANS 4
OPERATORS 24
METALURGICAL 1
GEOLOGISTS ASSISTANTS 1
LAB HELPER 2
SECURITY 1
WAREHOUSE 2
CAGE TENDERS 3
WATCHMEN 6
HOIST OPERATORS 2
DRIVER 2
PUMP OPERATORS 2
CLEANING 2
HELPERS 2
HELPERS 2
HELPERS 4
HELPERS 2
HELPERS 4
HELPERS 4
HELPERS 4
HELPERS 5

CSG 101

CAPSTONE GOLD CORP.
CASH FLOW ESTIMATES
(Constant 2006 $ 000)

Item	Sub-item	Units		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Net Cash Flow			**24,658**											
NPV @		5.00%	**17,875**											
NPV @		10.00%	**12,915**											
IRR			**42.76%**											
CASE CF 1.0														
Base Case														
CAPITAL EXPENDITURES		(US $'000)												
MINE - Development					($4,075)	0	($250)	0	($100)	($350)	0	0	0	0
MILL					($1,400)	($100)	($50)	($50)	($50)	($50)	($50)	0	0	0
ANCILLARY FACILITES					($381)	0	0	0	0	0	0	0	0	0
INFRASTRUCTURE					($508)	0	0	($350)	($150)	0	0	0	0	0
OWNER + SITE ADMIN					($2,160)	0	0	0	0	0	0	0	0	0
CONTINGENCY		15.00%			($1,279)	0	0	0	0	0	0	0	0	0
LAND					($150)									
TOTAL					($9,953)	($100)	($300)	($400)	($300)	($400)	($50)	0	0	0
RECLAMATION														($3,000)
WORKING CAPITAL					($1,700)									$1,700
PRODUCTION - ORE		('000 dt)			110	350	350	350	350	350	350	10		
GRADE	Copper	(%)			1.64	1.76	1.92	2.28	2.38	2.31	2.25	2.25		
	Zinc	(%)			1.62	1.24	1.29	1.18	1.04	0.66	0.77	0.77		
	Lead	(%)			1.01	0.97	0.81	0.80	0.48	0.32	0.28	0.28		
	Silver	(g/t)			80	83	82	84	78	66	68	68		
RECOVERY	Copper				94.00%	94.00%	94.00%	94.00%	94.00%	94.00%	94.00%	94.00%		
	Zinc				65.00%	65.00%	65.00%	55.00%	55.00%	55.00%	55.00%	55.00%		
	Lead				27.00%	27.00%	27.00%	0.00%	0.00%	0.00%	0.00%	0.00%		
	Silver		Ag in Conc.		75.00%	75.00%	75.00%	85.00%	85.00%	85.00%	85.00%	85.00%		
CONCENTRATE PRODUCTION														
COPPER		('000 dt)			7	24	26	28	29	28	27	1		
GRADE	Copper	(%)			24	24	24	27	27	27	27	27		
	Silver	(g/t)	65%	75%	810	783	709	794	706	616	651	651		
	Gold	(g/t)												
ZINC		('000 dt)			2	5	6	5	4	3	3	0		
GRADE	ZINC	(%)			51	52	52	50	50	50	50	50		
	Silver	(g/t)	6%		232	321	305	388	409	545	482	482		
LEAD		('000 dt)			0	2	1	0	0	0	0	0		
GRADE	LEAD	(%)			60	60	60	0	0	0	0	0		
	Silver	(g/t)	4%		704	761	900	0	0	0	0	0		
	Gold	(g/t)												
REVENUE from PROD.														
	COPPER	(US $'000)			$3,790	$14,306	$15,274	$18,595	$18,976	$17,983	$17,683	$505		
	ZINC	(US $'000)			$925	$2,251	$2,020	$1,576	$1,399	$931	$1,062	$14		
	LEAD	(US $'000)			$176	$662	$585	$0	$0	$0	$0	$0		
TOTAL		(US $'000)			$4,891	$17,218	$17,879	$20,171	$20,375	$18,914	$18,744	$520		
OPERATING EXPENSES		(US $'000)												
Mine		14.18			$1,560	$4,963	$4,963	$4,963	$4,963	$4,963	$4,963	$142		
Mill		15.54	13.00		$1,709	$5,439	$5,439	$4,550	$4,550	$4,550	$4,550	$130		
Site Administration & Overhead		3.08			$339	$1,078	$1,078	$1,078	$1,078	$1,078	$1,078	$31		
Conc. Transport & Port		40.00			$393	$1,243	$1,330	$1,293	$1,320	$1,228	$1,215	$35		
Royalty		3.00%			$147	$517	$536	$605	$611	$567	$562	$16		
					$4,148	$13,240	$13,346	$12,489	$12,522	$12,386	$12,369	$353		
NET from OPERATIONS					$743	$3,979	$4,533	$7,682	$7,853	$6,528	$6,376	$167		
		0.00%			0	0	0	0	0	0	0	0		
NET PROFIT BEFORE TAX					$743	$3,979	$4,533	$7,682	$7,853	$6,528	$6,376	$167		
NET CASH FLOW			0	$0	($10,910)	$3,879	$4,233	$7,282	$7,553	$6,128	$6,326	$167		
CUMULATIVE CASH FLOW			0	$0	($10,910)	($7,031)	($2,797)	$4,485	$12,038	$18,166	$24,491	$24,658		

CAPSTONE GOLD CORP.
COZAMIN
NET SMELTER CALCULATION

CASE CF 1.0

				2006	2007	2008	2009	2010	2011	2012	2013
METAL PRICES											
COPPER	(U.S.$/lb)			1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25
ZINC	(U.S.$/lb)			0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50
LEAD	(U.S.$/lb)			0.38	0.38	0.38	0.38	0.38	0.38	0.38	0.38
SILVER	(U.S.$/tr.oz)			6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25
GOLD	(U.S.$/tr.oz)			425.00	425.00	425.00	425.00	425.00	425.00	425.00	425.00
COPPER CONC REVENUES											
Copper	(% - 1)	96.50%		4,322	14,757	16,098	19,209	20,052	19,462	18,956	542
Silver	(- 30 g)	90.00%		1,035	3,415	3,374	3,988	3,703	3,134	3,228	92
Gold	(- 1 g)	90.00%									
TOTAL COPPER CONC				5,356	18,172	19,472	23,197	23,755	22,595	22,185	634
CHARGES											
TREATMENT	80.00	1.5		848	1,930	2,106	2,223	2,320	2,252	2,193	63
PRICE ESCALATOR											
REFINING	0.08			449	1,021	1,114	1,323	1,381	1,340	1,306	37
SILVER REFINING	0.35			58	191	189	223	207	175	181	5
PENALTIES	25.00			177	603	658	695	725	704	685	20
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			35	121	132	139	145	141	137	4
TOTAL CHARGES				1,566	3,866	4,198	4,602	4,778	4,612	4,502	129
NET SMELTER RETURN				$3,790	$14,306	$15,274	$18,595	$18,976	$17,983	$17,683	$505
NSR/ t Conc				$536.37	$592.94	$580.33	$669.31	$654.34	$638.89	$644.96	$644.96
ZINC CONC REVENUES											
Zinc	(% - 8)	85.00%		1,077	2,631	2,737	2,103	1,854	1,176	1,372	39
Silver		70.00%		58	207	203	216	202	177	180	5
CHARGES											
TREATMENT	75.00	1.27	2.00	170	517	847	681	601	381	445	13
PRICE ESCALATOR	1,000.00	BASE		16	16	16	16	16	16	16	16
PENALTIES	5.00			11	27	28	23	20	13	15	0
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			11	27	28	23	20	13	15	0
TOTAL CHARGES				209	587	919	743	657	423	491	30
NET SMELTER RETURN				$925	$2,251	$2,020	$1,576	$1,399	$931	$1,062	$14
NSR/ t Conc					$414.91	$358.00	$346.95	$349.39	$366.22	$358.17	$170.45
LEAD CONC REVENUES											
Lead	(% - 3)	95.00%		239	730	609	0	0	0	0	0
Silver	(- 50 g)	95.00%		64	212	211	0	0	0	0	0
Gold	(- 1 g)	95.00%		0	0	0	0	0	0	0	0
TOTAL LEAD CONC				303	941	820	0	0	0	0	0
CHARGES											
TREATMENT	150.00			75	229	191	0	0	0	0	0
PRICE ESCALATOR	0.39	BASE		0	0	0	0	0	0	0	0
SILVER REFINING	0.35			4	12	12	0	0	0	0	0
GOLD REFINING	9.00			0	0	0	0	0	0	0	0
PENALTIES	20.00			45	31	26	0	0	0	0	0
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			2	8	6	0	0	0	0	0
TOTAL CHARGES				126	279	235	0	0	0	0	0
NET SMELTER RETURN				$176	$662	$585	$0	$0	$0	$0	$0
NSR/ t Conc					$433.29	$458.39	$0.00	$0.00	$0.00	$0.00	$0.00

CSG 201

Net Cash Flow		53,350
NPV @	5.00%	43,373
NPV @	10.00%	35,744
IRR		226.29%

CAPSTONE GOLD CORP.
CASH FLOW ESTIMATES
(Constant 2006 $ 000)

CASE CF 2.1														
Metal Prices as of Jan. 25, 2006			2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	TOTAL
CAPITAL EXPENDITURES	(US $'000)													
MINE - Development				($4,075)	0	($250)	0	($100)	($350)	0	0	0	0	($4,775)
MILL				($1,400)	($100)	($50)	($50)	($50)	($50)	($50)	0	0	0	($1,750)
ANCILLARY FACILITES				($381)	0	0	0	0	0	0	0	0	0	($381)
INFRASTRUCTURE				($508)	0	0	($350)	($150)	0	0	0	0	0	($1,008)
OWNER + SITE ADMIN				($2,160)	0	0	0	0	0	0	0	0	0	($2,160)
CONTINGENCY	15.00%			($1,279)	0	0	0	0	0	0	0	0	0	($1,279)
LAND				($150)										
TOTAL				($9,953)	($100)	($300)	($400)	($300)	($400)	($50)	$0	$0	0	($11,503)
RECLAMATION													($3,000)	($3,000)
WORKING CAPITAL				($1,700)									$1,700	0
PRODUCTION - ORE	('000 dt)			110	350	350	350	350	350	350	10			2,220
GRADE Copper	(%)			1.64	1.76	1.92	2.28	2.38	2.31	2.25	2.25			2.16
Zinc	(%)			1.62	1.24	1.29	1.18	1.04	0.66	0.77	0.77			0.99
Lead	(%)			1.01	0.97	0.81	0.80	0.48	0.32	0.28	0.28			0.56
Silver	(g/t)			80	83	82	84	78	66	68	68			76
RECOVERY Copper				94.00%	94.00%	94.00%	94.00%	94.00%	94.00%	94.00%	94.00%			
Zinc				65.00%	65.00%	65.00%	55.00%	55.00%	55.00%	55.00%	55.00%			
Lead				27.00%	27.00%	27.00%	0.00%	0.00%	0.00%	0.00%	0.00%			
Silver				75.00%	75.00%	75.00%	85.00%	85.00%	85.00%	85.00%	85.00%			
CONCENTRATE PRODUCTION														
COPPER	('000 dt)			7	24	26	28	29	28	27	1			
GRADE Copper	(%)			24	24	24	27	27	27	27	27			
Silver	(g/t)	65%	75%	810	783	709	794	708	616	651	651			
Gold	(g/t)													
ZINC	('000 dt)			2	5	6	5	4	3	3	0			27
GRADE ZINC	(%)			51	52	52	50	50	50	50	50			51
Silver	(g/t)	6%		232	321	305	388	409	545	482	482			482
LEAD	('000 dt)			0	2	1	0	0	0	0	0			3
GRADE LEAD	(%)			60	60	60	0	0	0	0	0			17
Silver	(g/t)	4%		704	761	900	0	0	0	0	0			$0
Gold	(g/t)													
REVENUE from PROD.														
COPPER	(US $'000)			$7,513	$24,116	$22,388	$22,915	$18,976	$17,983	$17,683	$505			$132,080
ZINC	(US $'000)			$1,850	$3,782	$3,085	$1,988	$1,399	$931	$1,062	$14			$14,111
LEAD	(US $'000)			$335	$985	$783	$0	$0	$0	$0	$0			$2,102
TOTAL	(US $'000)			$9,698	$28,882	$26,256	$24,903	$20,375	$18,914	$18,744	$520			$148,293
OPERATING EXPENSES	(US $'000)													
Mine	14.18			$1,560	$4,963	$4,963	$4,963	$4,963	$4,963	$4,963	$142			$31,480
Mill	15.54	13.00		$1,709	$5,439	$5,439	$4,550	$4,550	$4,550	$4,550	$130			$30,917
Site Administration & Overhead	3.08			$339	$1,078	$1,078	$1,078	$1,078	$1,078	$1,078	$31			$6,838
Conc. Transport & Port	40.00			$393	$1,243	$1,330	$1,293	$1,320	$1,228	$1,215	$35			$8,057
Royalty	3.00%			$291	$866	$788	$747	$611	$567	$562	$16			$4,449
				$4,292	$13,590	$13,597	$12,631	$12,522	$12,386	$12,369	$353			$81,740
NET from OPERATIONS				$5,405	$15,293	$12,659	$12,272	$7,853	$6,528	$6,376	$167			$66,552
	0.00%			0	0	0	0	0	0	0	0			0
														0
NET PROFIT BEFORE TAX				$5,405	$15,293	$12,659	$12,272	$7,853	$6,528	$6,376	$167			$66,552
NET CASH FLOW		0	$0	($6,247)	$15,193	$12,359	$11,872	$7,553	$6,128	$6,326	$167			$53,350
CUMULATIVE CASH FLOW		0	$0	($6,247)	$8,945	$21,304	$33,176	$40,729	$46,857	$53,183	$53,350			

18-Jan-2006

CAPSTONE GOLD CORP.
COZAMIN
NET SMELTER CALCULATION

CASE CF 2.1											
Metal Prices as of Jan. 25, 2006				2006	2007	2008	2009	2010	2011	2012	2013
METAL PRICES											
COPPER	(U.S.$/lb)			2.20	2.00	1.75	1.50	1.25	1.25	1.25	1.25
ZINC	(U.S.$/lb)			1.00	0.80	0.70	0.60	0.50	0.50	0.50	0.50
LEAD	(U.S.$/lb)			0.64	0.55	0.50	0.44	0.38	0.38	0.38	0.38
SILVER	(U.S.$/tr.oz)			8.90	8.00	7.50	7.00	6.25	6.25	6.25	6.25
GOLD	(U.S.$/tr.oz)			525.00	500.00	475.00	450.00	425.00	425.00	425.00	425.00
COPPER CONC REVENUES											
Copper	(% - 1)	96.50%		7,606	23,611	22,538	23,051	20,052	19,462	18,956	542
Silver	(- 30 g)	90.00%		1,473	4,372	4,049	4,467	3,703	3,134	3,228	92
Gold	(- 1 g)	90.00%									
TOTAL COPPER CONC				9,079	27,982	26,587	27,518	23,755	22,595	22,185	634
CHARGES											
TREATMENT	80.00	1.5		848	1,930	2,106	2,223	2,320	2,252	2,193	63
PRICE ESCALATOR											
REFINING	0.08			449	1,021	1,114	1,323	1,381	1,340	1,306	37
SILVER REFINING	0.35			58	191	189	223	207	175	181	5
PENALTIES	25.00			177	603	658	695	725	704	685	20
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			35	121	132	139	145	141	137	4
TOTAL CHARGES				1,566	3,866	4,198	4,602	4,778	4,612	4,502	129
NET SMELTER RETURN				$7,513	$24,116	$22,388	$22,915	$18,976	$17,983	$17,683	$505
NSR/ t Conc				$1,063.30	$999.56	$850.62	$824.82	$654.34	$638.89	$644.96	$644.96
ZINC CONC REVENUES											
Zinc	(% - 8)	85.00%		2,153	4,210	3,832	2,524	1,854	1,176	1,372	39
Silver		70.00%		83	265	243	242	202	177	180	5
CHARGES											
TREATMENT	75.00	1.27	2.00	170	517	847	681	601	381	445	13
PRICE ESCALATOR	1,000.00	BASE		193	122	87	52	16	16	16	16
PENALTIES	5.00			11	27	28	23	20	13	15	0
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			11	27	28	23	20	13	15	0
TOTAL CHARGES				386	693	990	779	657	423	491	30
NET SMELTER RETURN				$1,850	$3,782	$3,085	$1,988	$1,399	$931	$1,062	$14
NSR/ t Conc					$697.10	$546.68	$437.49	$349.39	$366.22	$358.17	$170.45
LEAD CONC REVENUES											
Lead	(% - 3)	95.00%		402	1,056	802	0	0	0	0	0
Silver	(- 50 g)	95.00%		91	271	253	0	0	0	0	0
Gold	(- 1 g)	95.00%		0	0	0	0	0	0	0	0
TOTAL LEAD CONC				493	1,327	1,054	0	0	0	0	0
CHARGES											
TREATMENT	150.00			75	229	191	0	0	0	0	0
PRICE ESCALATOR	0.39	BASE		32	63	37	0	0	0	0	0
SILVER REFINING	0.35			4	12	12	0	0	0	0	0
GOLD REFINING	9.00			0	0	0	0	0	0	0	0
PENALTIES	20.00			45	31	26	0	0	0	0	0
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			2	8	6	0	0	0	0	0
TOTAL CHARGES				158	342	272	0	0	0	0	0
NET SMELTER RETURN				$335	$985	$783	$0	$0	$0	$0	$0
NSR/ t Conc					$644.45	$613.45	$0.00	$0.00	$0.00	$0.00	$0.00

Net Cash Flow		23,674												
NPV @	5.00%	16,938												
NPV @	10.00%	12,020												
IRR		38.59%												

CAPSTONE GOLD CORP.
CASH FLOW ESTIMATES
(Constant 2006 $ 000)

CASE CF 3.1														
Cap Cost +10%			**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**	**TOTAL**
CAPITAL EXPENDITURES	(US $'000)													
MINE - Development				($4,480)	0	($250)	0	($100)	($350)	0	0	0	0	($5,180)
MILL				($1,540)	($100)	($50)	($50)	($50)	($50)	($50)	0	0	0	($1,890)
ANCILLARY FACILITES				($420)	0	0	0	0	0	0	0	0	0	($420)
INFRASTRUCTURE				($560)	0	0	($350)	($150)	0	0	0	0	0	($1,060)
OWNER + SITE ADMIN				($2,380)	0	0	0	0	0	0	0	0	0	($2,380)
CONTINGENCY	15.00%			($1,407)	0	0	0	0	0	0	0	0	0	($1,407)
LAND				($150)										
TOTAL				($10,937)	($100)	($300)	($400)	($300)	($400)	($50)	0	0	0	($12,487)
RECLAMATION													($3,000)	($3,000)
WORKING CAPITAL				($1,700)									$1,700	0
PRODUCTION - ORE	('000 dt)			110	350	350	350	350	350	350	10			2,220
GRADE Copper	(%)			1.64	1.76	1.92	2.28	2.38	2.31	2.25	2.25			2.16
Zinc	(%)			1.62	1.24	1.29	1.18	1.04	0.66	0.77	0.77			0.99
Lead	(%)			1.01	0.97	0.81	0.80	0.48	0.32	0.28	0.28			0.56
Silver	(g/t)			80	83	82	84	78	66	68	68			76
RECOVERY Copper				94.00%	94.00%	94.00%	94.00%	94.00%	94.00%	94.00%	94.00%			
Zinc				65.00%	65.00%	65.00%	55.00%	55.00%	55.00%	55.00%	55.00%			
Lead				27.00%	27.00%	27.00%	0.00%	0.00%	0.00%	0.00%	0.00%			
Silver		Ag in Conc.		75.00%	75.00%	75.00%	85.00%	85.00%	85.00%	85.00%	85.00%			
CONCENTRATE PRODUCTION														
COPPER	('000 dt)			7	24	26	28	29	28	27	1			
GRADE Copper	(%)			24	24	24	27	27	27	27	27			
Silver	(g/t)	65%	75%	810	783	709	794	706	616	651	651			
Gold	(g/t)													
ZINC	('000 dt)			2	5	6	5	4	3	3	0			27
GRADE ZINC	(%)			51	52	52	50	50	50	50	50			51
Silver	(g/t)	6%		232	321	305	388	409	545	482	482			482
LEAD	('000 dt)			0	2	1	0	0	0	0	0			3
GRADE LEAD	(%)			60	60	60	0	0	0	0	0			17
Silver	(g/t)	4%		704	761	900	0	0	0	0	0			$0
Gold	(g/t)													
REVENUE from PROD.														
COPPER	(US $'000)			$3,790	$14,306	$15,274	$18,595	$18,976	$17,983	$17,683	$505			$107,112
ZINC	(US $'000)			$925	$2,251	$2,020	$1,578	$1,399	$931	$1,062	$14			$10,179
LEAD	(US $'000)			$176	$662	$585	$0	$0	$0	$0	$0			$1,423
TOTAL	(US $'000)			$4,891	$17,218	$17,879	$20,171	$20,375	$18,914	$18,744	$520			$118,714
OPERATING EXPENSES	(US $'000)													
Mine	14.18			$1,560	$4,963	$4,963	$4,963	$4,963	$4,963	$4,963	$142			$31,480
Mill	15.54	13.00		$1,709	$5,439	$5,439	$4,550	$4,550	$4,550	$4,550	$130			$30,917
Site Administration & Overhead	3.08			$339	$1,078	$1,078	$1,078	$1,078	$1,078	$1,078	$31			$6,838
Conc. Transport & Port	40.00			$393	$1,243	$1,330	$1,293	$1,320	$1,228	$1,215	$35			$8,057
Royalty	3.00%			$147	$517	$536	$605	$611	$567	$562	$16			$3,561
				$4,148	$13,240	$13,346	$12,489	$12,522	$12,386	$12,389	$353			$80,853
NET from OPERATIONS				$743	$3,979	$4,533	$7,682	$7,853	$6,528	$6,376	$167			$37,861
														0
	0.00%			0	0	0	0	0	0	0	0			0
NET PROFIT BEFORE TAX				$743	$3,979	$4,533	$7,682	$7,853	$6,528	$6,376	$167			$37,861
NET CASH FLOW		0	$0	($11,894)	$3,879	$4,233	$7,282	$7,553	$6,128	$6,326	$167			$23,674
CUMULATIVE CASH FLOW		0	$0	($11,894)	($8,015)	($3,782)	$3,500	$11,053	$17,181	$23,507	$23,674			

18-Jan-2006

CAPSTONE GOLD CORP.
COZAMIN
NET SMELTER CALCULATION

CASE CF 3.1				2006	2007	2008	2009	2010	2011	2012	2013
METAL PRICES											
COPPER	(U.S.$/lb)			1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25
ZINC	(U.S.$/lb)			0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50
LEAD	(U.S.$/lb)			0.38	0.38	0.38	0.38	0.38	0.38	0.38	0.38
SILVER	(U.S.$/tr.oz)			6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25
GOLD	(U.S.$/tr.oz)			425.00	425.00	425.00	425.00	425.00	425.00	425.00	425.00
COPPER CONC REVENUES											
Copper	(% - 1)	96.50%		4,322	14,757	16,098	19,209	20,052	19,462	18,956	542
Silver	(- 30 g)	90.00%		1,035	3,415	3,374	3,988	3,703	3,134	3,228	92
Gold	(- 1 g)	90.00%									
TOTAL COPPER CONC				5,356	18,172	19,472	23,197	23,755	22,595	22,185	634
CHARGES											
TREATMENT	80.00	1.5		848	1,930	2,106	2,223	2,320	2,252	2,193	63
PRICE ESCALATOR											
REFINING	0.08			449	1,021	1,114	1,323	1,381	1,340	1,306	37
SILVER REFINING	0.35			58	191	189	223	207	175	181	5
PENALTIES	25.00			177	603	658	695	725	704	685	20
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			35	121	132	139	145	141	137	4
TOTAL CHARGES				1,566	3,866	4,198	4,602	4,778	4,612	4,502	129
NET SMELTER RETURN				$3,790	$14,306	$15,274	$18,595	$18,976	$17,983	$17,683	$505
NSR/ t Conc				$536.37	$592.94	$580.33	$669.31	$654.34	$638.89	$644.96	$644.96
ZINC CONC REVENUES											
Zinc	(% - 8)	85.00%		1,077	2,631	2,737	2,103	1,854	1,176	1,372	39
Silver		70.00%		58	207	203	216	202	177	180	5
CHARGES											
TREATMENT	75.00	1.27	2.00	170	517	847	681	601	381	445	13
PRICE ESCALATOR	1,000.00	BASE		16	16	16	16	16	16	16	16
PENALTIES	5.00			11	27	28	23	20	13	15	0
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			11	27	28	23	20	13	15	0
TOTAL CHARGES				209	587	919	743	657	423	491	30
NET SMELTER RETURN				$925	$2,251	$2,020	$1,576	$1,399	$931	$1,062	$14
NSR/ t Conc					$414.91	$358.00	$346.95	$349.39	$366.22	$358.17	$170.45
LEAD CONC REVENUES											
Lead	(% - 3)	95.00%		239	730	609	0	0	0	0	0
Silver	(- 50 g)	95.00%		64	212	211	0	0	0	0	0
Gold	(- 1 g)	95.00%		0	0	0	0	0	0	0	0
TOTAL LEAD CONC				303	941	820	0	0	0	0	0
CHARGES											
TREATMENT	150.00			75	229	191	0	0	0	0	0
PRICE ESCALATOR	0.39	BASE		0	0	0	0	0	0	0	0
SILVER REFINING	0.35			4	12	12	0	0	0	0	0
GOLD REFINING	9.00			0	0	0	0	0	0	0	0
PENALTIES	20.00			45	31	26	0	0	0	0	0
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			2	8	6	0	0	0	0	0
TOTAL CHARGES				126	279	235	0	0	0	0	0
NET SMELTER RETURN				$176	$662	$585	$0	$0	$0	$0	$0
NSR/ t Conc					$433.29	$458.39	$0.00	$0.00	$0.00	$0.00	$0.00

CSG 401

Net Cash Flow		16,893
NPV @	5.00%	11,549
NPV @	10.00%	7,673
IRR		29.44%

CAPSTONE GOLD CORP.
CASH FLOW ESTIMATES
(Constant 2006 $ 000)

CASE CF 4.1

Base Case & OpCost + 10%			2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	TOTAL
CAPITAL EXPENDITURES	(US $'000)													
MINE - Development				($4,075)	0	($250)	0	($100)	($350)	0	0	0	0	($4,775)
MILL				($1,400)	($100)	($50)	($50)	($50)	($50)	($50)	0	0	0	($1,750)
ANCILLARY FACILITES				($381)	0	0	0	0	0	0	0	0	0	($381)
INFRASTRUCTURE				($508)	0	0	($350)	($150)	0	0	0	0	0	($1,008)
OWNER + SITE ADMIN				($2,160)	0	0	0	0	0	0	0	0	0	($2,160)
CONTINGENCY	15.00%			($1,279)	0	0	0	0	0	0	0	0	0	($1,279)
LAND				($150)										
TOTAL				($9,953)	($100)	($300)	($400)	($300)	($400)	($50)	0	0	0	($11,503)
RECLAMATION													($3,000)	($3,000)
WORKING CAPITAL				($1,700)									$1,700	0
PRODUCTION - ORE	('000 dt)			110	350	350	350	350	350	350	10			2,220
GRADE Copper	(%)			1.64	1.76	1.92	2.28	2.38	2.31	2.25	2.25			2.16
Zinc	(%)			1.62	1.24	1.29	1.18	1.04	0.66	0.77	0.77			0.99
Lead	(%)			1.01	0.97	0.81	0.80	0.48	0.32	0.28	0.28			0.56
Silver	(g/t)			80	83	82	84	78	66	68	68			76
RECOVERY Copper				94.00%	94.00%	94.00%	94.00%	94.00%	94.00%	94.00%	94.00%			
Zinc				65.00%	65.00%	65.00%	55.00%	55.00%	55.00%	55.00%	55.00%			
Lead				27.00%	27.00%	27.00%	0.00%	0.00%	0.00%	0.00%	0.00%			
Silver		Ag in Conc.		75.00%	75.00%	75.00%	85.00%	85.00%	85.00%	85.00%	85.00%			
CONCENTRATE PRODUCTION														
COPPER	('000 dt)			7	24	26	28	29	28	27	1			
GRADE Copper	(%)			24	24	24	27	27	27	27	27			
Silver	(g/t)	65%	75%	810	783	709	794	706	616	651	651			
Gold	(g/t)													
ZINC	('000 dt)			2	5	6	5	4	3	3	0			27
GRADE ZINC	(%)			51	52	52	50	50	50	50	50			51
Silver	(g/t)	6%		232	321	305	388	409	545	482	482			482
LEAD	('000 dt)			0	2	1	0	0	0	0	0			3
GRADE LEAD	(%)			60	60	60	0	0	0	0	0			17
Silver	(g/t)	4%		704	761	900	0	0	0	0	0			$0
Gold	(g/t)													
REVENUE from PROD.														
COPPER	(US $'000)			$3,790	$14,306	$15,274	$18,595	$18,976	$17,983	$17,683	$505			$107,112
ZINC	(US $'000)			$925	$2,251	$2,020	$1,576	$1,399	$931	$1,062	$14			$10,179
LEAD	(US $'000)			$176	$662	$585	$0	$0	$0	$0	$0			$1,423
TOTAL	(US $'000)			$4,891	$17,218	$17,879	$20,171	$20,375	$18,914	$18,744	$520			$118,714
OPERATING EXPENSES	(US $'000)													
Mine	15.60			$1,716	$5,460	$5,460	$5,460	$5,460	$5,460	$5,460	$156			$34,832
Mill	17.10	14.30		$1,881	$5,985	$5,985	$5,005	$5,005	$5,005	$5,005	$143			$34,014
Site Administration & Overhead	3.40			$374	$1,190	$1,190	$1,190	$1,190	$1,190	$1,190	$34			$7,548
Conc. Transport & Port	44.00			$433	$1,367	$1,463	$1,422	$1,452	$1,350	$1,337	$38			$8,863
Royalty	3.00%			$147	$517	$536	$605	$611	$567	$562	$16			$3,561
				$4,551	$14,519	$14,634	$13,682	$13,718	$13,573	$13,554	$387			$88,618
NET from OPERATIONS				$341	$2,699	$3,246	$6,489	$6,657	$5,341	$5,190	$133			$30,096
	0.00%			0	0	0	0	0	0	0	0			0 0
NET PROFIT BEFORE TAX				$341	$2,699	$3,246	$6,489	$6,657	$5,341	$5,190	$133			$30,096
NET CASH FLOW		0	$0	($11,312)	$2,599	$2,946	$6,089	$6,357	$4,941	$5,140	$133			$16,893
CUMULATIVE CASH FLOW		0	$0	($11,312)	($8,712)	($5,767)	$322	$6,679	$11,620	$16,760	$16,893			

18-Jan-2006

CAPSTONE GOLD CORP.
COZAMIN
NET SMELTER CALCULATION

CASE CF 4.1				2006	2007	2008	2009	2010	2011	2012	2013
METAL PRICES											
COPPER	(U.S.$/lb)			1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25
ZINC	(U.S.$/lb)			0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50
LEAD	(U.S.$/lb)			0.38	0.38	0.38	0.38	0.38	0.38	0.38	0.38
SILVER	(U.S.$/tr.oz)			6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25
GOLD	(U.S.$/tr.oz)			425.00	425.00	425.00	425.00	425.00	425.00	425.00	425.00
COPPER CONC REVENUES											
Copper	(% - 1)	96.50%		4,322	14,757	16,098	19,209	20,052	19,462	18,956	542
Silver	(- 30 g)	90.00%		1,035	3,415	3,374	3,988	3,703	3,134	3,228	92
Gold	(- 1 g)	90.00%									
TOTAL COPPER CONC				5,356	18,172	19,472	23,197	23,755	22,595	22,185	634
CHARGES											
TREATMENT	80.00	1.5		848	1,930	2,106	2,223	2,320	2,252	2,193	63
PRICE ESCALATOR											
REFINING	0.08			449	1,021	1,114	1,323	1,381	1,340	1,306	37
SILVER REFINING	0.35			58	191	189	223	207	175	181	5
PENALTIES	25.00			177	603	658	695	725	704	685	20
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			35	121	132	139	145	141	137	4
TOTAL CHARGES				1,566	3,866	4,198	4,602	4,778	4,612	4,502	129
NET SMELTER RETURN				$3,790	$14,306	$15,274	$18,595	$18,976	$17,983	$17,683	$505
NSR/ t Conc				$536.37	$592.94	$580.33	$669.31	$654.34	$638.89	$644.96	$644.96
ZINC CONC REVENUES											
Zinc	(% - 8)	85.00%		1,077	2,631	2,737	2,103	1,854	1,176	1,372	39
Silver		70.00%		58	207	203	216	202	177	180	5
CHARGES											
TREATMENT	75.00	1.27	2.00	170	517	847	681	601	381	445	13
PRICE ESCALATOR	1,000.00	BASE		16	16	16	16	16	16	16	16
PENALTIES	5.00			11	27	28	23	20	13	15	0
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			11	27	28	23	20	13	15	0
TOTAL CHARGES				209	587	919	743	657	423	491	30
NET SMELTER RETURN				$925	$2,251	$2,020	$1,576	$1,399	$931	$1,062	$14
NSR/ t Conc					$414.91	$358.00	$346.95	$349.39	$366.22	$358.17	$170.45
LEAD CONC REVENUES											
Lead	(% - 3)	95.00%		239	730	609	0	0	0	0	0
Silver	(- 50 g)	95.00%		64	212	211	0	0	0	0	0
Gold	(- 1 g)	95.00%		0	0	0	0	0	0	0	0
TOTAL LEAD CONC				303	941	820	0	0	0	0	0
CHARGES											
TREATMENT	150.00			75	229	191	0	0	0	0	0
PRICE ESCALATOR	0.39	BASE		0	0	0	0	0	0	0	0
SILVER REFINING	0.35			4	12	12	0	0	0	0	0
GOLD REFINING	9.00			0	0	0	0	0	0	0	0
PENALTIES	20.00			45	31	26	0	0	0	0	0
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			2	8	6	0	0	0	0	0
TOTAL CHARGES				126	279	235	0	0	0	0	0
NET SMELTER RETURN				$176	$662	$585	$0	$0	$0	$0	$0
NSR/ t Conc					$433.29	$458.39	$0.00	$0.00	$0.00	$0.00	$0.00

Net Cash Flow		32,340
NPV @	5.00%	24,133
NPV @	10.00%	18,100
IRR		56.39%

CAPSTONE GOLD CORP.
CASH FLOW ESTIMATES
(Constant 2006 $ 000)

CASE CF 4.2															
Base Case & OpCost - 10%				2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	TOTAL
CAPITAL EXPENDITURES		(US $'000)													
MINE - Development					($4,075)	0	($250)	0	($100)	($350)	0	0	0	0	($4,775)
MILL					($1,400)	($100)	($50)	($50)	($50)	($50)	($50)	0	0	0	($1,750)
ANCILLARY FACILITES					($381)	0	0	0	0	0	0	0	0	0	($381)
INFRASTRUCTURE					($508)	0	0	($350)	($150)	0	0	0	0	0	($1,008)
OWNER + SITE ADMIN					($2,160)	0	0	0	0	0	0	0	0	0	($2,160)
CONTINGENCY		15.00%			($1,279)	0	0	0	0	0	0	0	0	0	($1,279)
LAND					($150)										
TOTAL					($9,953)	($100)	($300)	($400)	($300)	($400)	($50)	0	0	0	($11,503)
RECLAMATION														($3,000)	($3,000)
WORKING CAPITAL					($1,700)									$1,700	0
PRODUCTION - ORE		('000 dt)			110	350	350	350	350	350	350	10			2,220
GRADE	Copper	(%)			1.64	1.76	1.92	2.28	2.38	2.31	2.25	2.25			2.16
	Zinc	(%)			1.62	1.24	1.29	1.18	1.04	0.66	0.77	0.77			0.99
	Lead	(%)			1.01	0.97	0.81	0.80	0.48	0.32	0.28	0.28			0.56
	Silver	(g/t)			80	83	82	84	78	66	66	68			76
RECOVERY	Copper				94.00%	94.00%	94.00%	94.00%	94.00%	94.00%	94.00%	94.00%			
	Zinc				65.00%	65.00%	65.00%	55.00%	55.00%	55.00%	55.00%	55.00%			
	Lead				27.00%	27.00%	27.00%	0.00%	0.00%	0.00%	0.00%	0.00%			
	Silver		Ag in Conc.		75.00%	75.00%	75.00%	85.00%	85.00%	85.00%	85.00%	85.00%			
CONCENTRATE PRODUCTION															
COPPER		('000 dt)			7	24	26	28	29	28	27	1			
GRADE	Copper	(%)			24	24	24	27	27	27	27	27			
	Silver	(g/t)	65%	75%	810	783	709	794	706	616	651	651			
	Gold	(g/t)													
ZINC		('000 dt)			2	5	6	5	4	3	3	0			27
GRADE	ZINC	(%)			51	52	52	50	50	50	50	50			51
	Silver	(g/t)	6%		232	321	305	388	409	545	482	482			482
LEAD		('000 dt)			0	2	1	0	0	0	0	0			3
GRADE	LEAD	(%)			60	60	60	0	0	0	0	0			17
	Silver	(g/t)	4%		704	761	900	0	0	0	0	0			$0
	Gold	(g/t)													
REVENUE from PROD.															
	COPPER	(US $'000)			$3,790	$14,306	$15,274	$18,595	$18,976	$17,983	$17,683	$505			$107,112
	ZINC	(US $'000)			$925	$2,251	$2,020	$1,576	$1,399	$931	$1,062	$14			$10,179
	LEAD	(US $'000)			$176	$662	$585	$0	$0	$0	$0	$0			$1,423
TOTAL		(US $'000)			$4,891	$17,218	$17,879	$20,171	$20,375	$18,914	$18,744	$520			$118,714
OPERATING EXPENSES		(US $'000)													
Mine		12.75			$1,403	$4,463	$4,463	$4,463	$4,463	$4,463	$4,463	$128			$28,305
Mill		14.00	11.70		$1,540	$4,900	$4,900	$4,095	$4,095	$4,095	$4,095	$117			$27,837
Site Administration & Overhead		2.80			$308	$980	$980	$980	$980	$980	$980	$28			$6,216
Conc. Transport & Port		36.00			$354	$1,119	$1,197	$1,164	$1,188	$1,105	$1,094	$31			$7,251
Royalty		3.00%			$147	$517	$536	$605	$611	$567	$562	$16			$3,561
					$3,751	$11,978	$12,076	$11,306	$11,337	$11,210	$11,194	$319			$73,171
NET from OPERATIONS					$1,140	$5,241	$5,804	$8,865	$9,038	$7,704	$7,551	$200			$45,543
															0
		0.00%			0	0	0	0	0	0	0	0			0
NET PROFIT BEFORE TAX					$1,140	$5,241	$5,804	$8,865	$9,038	$7,704	$7,551	$200			$45,543
NET CASH FLOW			0	$0	($10,513)	$5,141	$5,504	$8,465	$8,738	$7,304	$7,501	$200			$32,340
CUMULATIVE CASH FLOW			0	$0	($10,513)	($5,372)	$132	$8,597	$17,335	$24,639	$32,140	$32,340			

18-Jan-2006

CAPSTONE GOLD CORP.
COZAMIN
NET SMELTER CALCULATION

CASE CF 4.2

				2006	2007	2008	2009	2010	2011	2012	2013
METAL PRICES											
COPPER	(U.S.$/lb)			1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25
ZINC	(U.S.$/lb)			0.50	0.50	0.50	0.50	0.50	0.50	0.50	0.50
LEAD	(U.S.$/lb)			0.38	0.38	0.38	0.38	0.38	0.38	0.38	0.38
SILVER	(U.S.$/tr.oz)			6.25	6.25	6.25	6.25	6.25	6.25	6.25	6.25
GOLD	(U.S.$/tr.oz)			425.00	425.00	425.00	425.00	425.00	425.00	425.00	425.00
COPPER CONC REVENUES											
Copper	(% - 1)	96.50%		4,322	14,757	16,098	19,209	20,052	19,462	18,956	542
Silver	(- 30 g)	90.00%		1,035	3,415	3,374	3,988	3,703	3,134	3,228	92
Gold	(- 1 g)	90.00%									
TOTAL COPPER CONC				5,356	18,172	19,472	23,197	23,755	22,595	22,185	634
CHARGES											
TREATMENT	80.00	1.5		848	1,930	2,106	2,223	2,320	2,252	2,193	63
PRICE ESCALATOR											
REFINING	0.08			449	1,021	1,114	1,323	1,381	1,340	1,306	37
SILVER REFINING	0.35			58	191	189	223	207	175	181	5
PENALTIES	25.00			177	603	658	695	725	704	685	20
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			35	121	132	139	145	141	137	4
TOTAL CHARGES				1,566	3,866	4,198	4,602	4,778	4,612	4,502	129
NET SMELTER RETURN				$3,790	$14,306	$15,274	$18,595	$18,976	$17,983	$17,683	$505
NSR/ t Conc				$536.37	$592.94	$580.33	$669.31	$654.34	$638.89	$644.96	$644.96
ZINC CONC REVENUES											
Zinc	(% - 8)	85.00%		1,077	2,631	2,737	2,103	1,854	1,176	1,372	39
Silver		70.00%		58	207	203	216	202	177	180	5
CHARGES											
TREATMENT	75.00	1.27	2.00	170	517	847	681	601	381	445	13
PRICE ESCALATOR	1,000.00	BASE		16	16	16	16	16	16	16	16
PENALTIES	5.00			11	27	28	23	20	13	15	0
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			11	27	28	23	20	13	15	0
TOTAL CHARGES				209	587	919	743	657	423	491	30
NET SMELTER RETURN				$925	$2,251	$2,020	$1,576	$1,399	$931	$1,062	$14
NSR/ t Conc					$414.91	$358.00	$346.95	$349.39	$366.22	$358.17	$170.45
LEAD CONC REVENUES											
Lead	(% - 3)	95.00%		239	730	609	0	0	0	0	0
Silver	(- 50 g)	95.00%		64	212	211	0	0	0	0	0
Gold	(- 1 g)	95.00%		0	0	0	0	0	0	0	0
TOTAL LEAD CONC				303	941	820	0	0	0	0	0
CHARGES											
TREATMENT	150.00			75	229	191	0	0	0	0	0
PRICE ESCALATOR	0.39	BASE		0	0	0	0	0	0	0	0
SILVER REFINING	0.35			4	12	12	0	0	0	0	0
GOLD REFINING	9.00			0	0	0	0	0	0	0	0
PENALTIES	20.00			45	31	26	0	0	0	0	0
OCEAN FREIGHT	0.00			0	0	0	0	0	0	0	0
REP	5.00			2	8	6	0	0	0	0	0
TOTAL CHARGES				126	279	235	0	0	0	0	0
NET SMELTER RETURN				$176	$662	$585	$0	$0	$0	$0	$0
NSR/ t Conc					$433.29	$458.39	$0.00	$0.00	$0.00	$0.00	$0.00

1.0 TITLE PAGE

TECHNICAL REPORT ON PROPOSED EXPLORATION CLAUDIA PROJECT, DURANGO STATE MEXICO

EL PAPANTON MINING DISTRICT
MUNICIPALITY OF SANTIAGO PAPASQUIARO
(Centered near: 25°04'05"N, 105°38'02"W)

By

Peter A. Christopher, PhD, P.Eng.

PETER CHRISTOPHER & ASSOCIATES INC.
3707 West 34th Avenue
Vancouver, B.C., Canada V6N 2K9

For

CAPSTONE GOLD CORP.

&

SILVERSTONE RESOURCES CORP.
Suite 401-750 West Pender Street
Vancouver, B.C., Canada V6C 2T8

May 27, 2005

2.0 TABLE OF CONTENTS

3.0 SUMMARY

3.1 Property Description (Figure 3.1)

The Claudia Project (Claudia), presently covering about 5,891 hectares is located 135 km NNW of Durango City, Durango State Mexico. The Claudia Property is owned by Minas Basis, S.A. de C.V. (Basis) and optioned to Capstone Gold Corp. ("Capstone"). Capstone plans to dividend the Claudia Project and other silver projects to a new company called Silverstone Resources Corp. ("Silverstone").

In October 2003, Capstone Gold Corp. acquired an option to purchase the Claudia Project and five other Basis exploration projects in Zacatecas, Durango and Sinaloa States, Mexico (Figure 3.1). The Claudia Property is presently 100% owned by Basis with Capstone holding an option to earn a 90% interest subject to a 1.5% NSR to Basis or a 100% interest subject to a 3% NSR if Basis selects not to participate in future production costs.

This report has been prepared at the request of the management of Capstone and Silverstone to provide an independent summary of the Claudia Project and to propose further exploration for the Claudia epithermal gold-silver vein system. Stage 1 exploration is required to validate, upgrade and extend historic resources. This report has been prepared in the form required by NI 43-101 for submittal to the TSX and the TSX Venture Exchange.

The writer is an independent qualified person as defined by National Instrument 43-101 and spent 4 hours examining the geological setting of the Claudia Project on September 13, 2003, and about 7 hours on a return trip from Durango City. The writer updated his site examination and reviewed Capstone exploration with Capstone contract geologist Ruben Arzate on May 3rd, 2005. At the time of the writer's initial examination, underground workings were flooded and the vein system could only be examined and sampled on surface. Five check samples, collected by the writer, were obtained from the Mark Twain, Aguilarena and Guadalupana veins. The writer's chip samples contained 4.0 meters grading 2.21 g/t Au and 240.1 g/t Ag from the Guadalupana vein with the adjoining 4.0 meters of less siliceous footwall grading 0.40 g/t Au and 26.3 g/t Ag; 4.0 meters grading 0.86 g/t Au and 42.7 g/t Ag for the Aguilarena Vein, and 0.5 meters grading 2.70 g/t Au and 256.5 g/t Ag for the Mark Twain Vein. In 2005, the writer collected a 3.0 meter chip sample from the El Cristo vein that contained 20.2 ppm Ag and 145.5 ppb Au. The writer's samples validate the presence of significant gold and silver values in the Claudia vein system but validation of historic resources will require rehabilitation of the underground workings and verification of previous drill results.

3.2 Property Location, Infrastructure and Access

The Claudia Project, consisting of 34 exploitation concessions covering approximately 5,891 hectares, is situated in the El Papanton Mining District, Santiago Papasquiaro Municipality and centered near coordinates 25°04'05"N latitude and 105°38'02"W longitude in 1:250,000 topographic map sheet G-13-8.

The Claudia Project area has two-wheel drive access via the paved highway to Topia from the City of Santiago Papasquiaro. A number of dirt roads, presently in need of minor repair, provide access to the central part of the property, mill site and a number of mine workings on the Claudia property.

Drill site preparation should be easy and water for drilling can be pumped from underground workings or obtained from a number of drainages during the wet season. The City of Santiago Papasquiaro is serviced by paved roads, schools, hospitals, and banks. All the services and support for reactivation of the Claudia mine are present in the local area. The property has CFE electrical power, enough space for tailings, and remnants of an old mill. The surface area is presently being used for grazing cattle and this activity would be compatible with underground vein mining.

3.3 Property Ownership & Terms of Agreement

In October 2003, Capstone Gold Corp. (Capstone) entered into an option agreement with Basis to acquire the Claudia Project and five other Basis exploration projects. Capstone can earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (completed). Capstone must pay Basis US$250,000 (paid) and issue 1 million common shares to Basis on the approval date of the Joint Venture by the TSX Venture Exchange (paid), and 1 million shares on the first anniversary date (paid) and second anniversary date (pending). Upon Capstone earning its 90% interest, Basis has the option to maintain its 10% interest by participating in production cost or converting the 10% to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. The Claudia Project area requires land rental and government fee payments on the mining concessions. The 2005 taxes, payable at the end of June and December, total about 210,000 pesos or about Cdn $24,000).

3.4 Property Geology and Mineralization

The Claudia property covers a NW trending belt of intermediate sulphidation epithermal gold-silver veins. This district is in the southern Sierra Madre Occidental physiographic province near the boundary with the Mesa Central physiographic province in north-central Mexico.

The Sierra Madre of Mexico contains one of the most extensive volcanic fields in the world. The Claudia property is underlain by this sequence. Rocks outcropping in the property area range in age from Cretaceous to early Tertiary. The volcanic sequence has been divided into an Upper Volcanic Group (UVG) and a Lower Volcanic Group (UVG) on the basis of composition and a major unconformity. The LVG is composed mainly of andesite flows and tuffs and associated intrusive bodies. These rocks are exposed in major drainages in the Barranca province and by erosion or faulting in other areas. The UVG rests unconformably on the LVG. In the Claudia Project the UVG rocks include: 1) subordinate amounts of intermediate, chiefly andesitic rocks, and 2) an upper unit composed mainly of rhyolitic ash-flow

3.5 Exploration Concept

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental arc of the low to moderate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots.

3.6 Status of Exploration Development and Operations

Basis had partially explored the Aguilarena vein system with diamond drilling, drifting and a shaft. A 90-meter shaft and a total of 3,400 meters of drifting and raises have been used to explore the Aguilarena vein. A 2,000 meter, irregular pattern, drill program also tested the Aguilarena vein. From sampling of the workings and drill holes, Basis estimated resources for Claudia that is presented in Table 3.6. The writer has revised categories, changed categories and removed totals to comply with NI43-101.

Table 3.6. Basis Historic Resources* for the Claudia Property.

CLASS**	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured	73,783	202	3.86	479,187	9,157
Indicated	56,273	195	3.64	352,803	6,586
Inferred	11,992,050	193	3.00	74,412,937	1,156,678

To Conform to NI-43-101, conversions of Basis reserves to measured, indicated and inferred resources were made. Basis's broken ore reserve has been covered to measured resource. Basis used US$285 for gold and US$5.10 for Ag for resource calculation. The Basis resource figures are not current, have not been validated by Capstone and should not be relied upon.

* Report as Reserves but Converted to Resources.

** Basis's Proven and Probable Reserves were converted to Measured and Indicated Resources that require confirmation. The inferred resources provide a large target for Capstone to upgrade and validate. A sampling program and drilling should be used to validate previous sampling and drilling and provide additional data to upgrade the resource quality. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated resource areas.

Capstone undertook a mapping and sampling program in 2004 in the six sectors of the property where vein-hosted gold and silver mineralization is present. These are: the Aguilarena vein, Guadalupana vein, Guadalupana vein sur, Santiaguera vein, El Cristo vein, and the Lizeth vein swarm. This work demonstrated that there is widespread gold and silver mineralization in the lower volcanics over the entire 10 km of the fault system that runs the length of the property. The best and most consistent mineralization at or near surface, is located in the Aguilarena area. Other areas host mineralization that is locally anomalous to ore grade. The other areas may warrant drill testing once the mineralization in the Aguilarena vein has been drilled and the controls on the mineralization determined.

3.7 Conclusions and Recommendations

The writer recommends an initial Stage 1 program of drill site preparation and 1500 meters of diamond drilling. The 1,500-meter diamond drill program, estimated to cost US$300,000 is required to validate previous resources, upgrade resources and extend drilling along strike and dip extensions of the Aguilarean-Guadalupana vein structure.

A success contingent Stage 2, 3,000-meter drill program of resource definition and on strike drill testing, is estimated to cost US$500,000. The Stage 2 program should include environmental assessment and metallurgical testing.

3.6 Opinion of Merit

The writer is of the opinion that the recommended program is warranted, and that the Claudia property has sufficient merit to justify the investment by the Capstone.


UNITED STATES
Hermosillo
Chihuahua
Claudia
Promontorio
Montoros
Durango
Martha
Gozamin
Mazatlan
Zacatecas
Copala
Guadalajara
Mexico City
MEXICO
Gulf of Mexico
Pacific Ocean
0 200 400 km
Au-Ag Mine Districts and Projects Along The Sierra Madre
1 Dolores
2 Mulatos
3 Moris
4 El Sauzal
5 Topia
6 La Cienega
7 Guadalupe de Los Reyes
8 Bacis
9 Tayoltita
10 Bolaños
11 Guanajuato
12 Pachuca
13 San Sebastian
Sierra Madre Occidental
G
Capstone Gold Corp
PROJECTS IN MEXICO

Figure 3.1 General Location Plan for Claudia and other Capstone Exploration Projects in Mexico. Au-Ag Mine Districts and Projects along the Sierra Madre are shown for reference and are not Capstone Projects.

4.0 INTRODUCTION AND TERMS OF REFERENCE FOR THIS REPORT

4.1 Terms of Reference and Purpose

This Technical Report, requested by Capstone Gold Corp. ("Capstone") and Silverstone Resources Corp. ("Silverstone") is to propose an exploration program to validate and further define resources on the Claudia Gold-Silver Property in Durango State, Mexico. The report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1, and is for supporting documentation to be filed with the British Columbia Securities Commission and the TSX Venture Exchange

4.2 Source of Information and Data

The majority of the information for this report comes from reports and documents listed under the References and Sources of Information section of this report. The data, collected mainly by employees of Basis with some data collected by Consejo de Recursos Minerales (CRM, 1993) personnel. The writer believes that competent personnel were used for fieldwork and sampling. Most of the analytical results were obtained from Mexican laboratories and reporting of analytical procedures is generally not to NI 43-101 standards. Exploration conducted by Capstone in 2004 and 2005 has followed CIM best practice guideline recommended by NI 43-101.

The writer personally examined the geological setting of the Claudia Property and reviewed the geological setting with Basis consulting geologist Luis Smith B and Basis mining engineer Carlos Wong in 2003 and consulting geologist Ruben Arzate in 2005. The writer has made several other property examinations in the states of Durango, Sinaloa and Zacatecas and participated in recent tours of the Tayoltita and Basis mines that provided the writer insights into geological and structural controls of mineralization in the region.

4.3 Field Involvement of Qualified Person (author)

The author of this report spent from 10:30AM to 2:30PM on September 13th 2003 examining the Claudia property and the remainder of the day traveling from the city of Durango to the Claudia property. Basis engineer, Carlos Wong accompanied the writer and his knowledge of access, workings and property geology expedited the examination. The writer also crossed the property with consulting geologist Luis Smith B. on the way to an examination of the Montoros property on October 7th 2003. Mr. Smith managed exploration of the Claudia property for Basis and provided some historic prospective and suggestions for extensions of known vein mineralization. The writer examined the main Mark Twain, Aguilarena and Guadalupana veins and obtained five check samples from mineralized vein material on surface that was considered too low grade for previous mining operations. On May 3rd, 2005 the writer examined the Aguilarena vein, Guadalupana vein, and El Cristo veins with consulting geologist Ruben Arzate. One sample was collected in 2005 by the writer from the El Cristol vein for comparison with Capstone sampling (Table 15.1).

5.0 DISCLAIMER

The writer is required by NI 43-101 to include description of the property title and terms of legal agreements that are presented in the following section. The writer reviewed property agreements and title documents in order to provide summaries of title and ownership. Property agreements and title documents are legal matters and should be reviewed by Capstone's and Silverstone's legal counsel. In Mexico claim locations are established by a registered Mexican mineral claim surveyor and his plan should be a legal survey of the claim area, but knowledge of claim location in Mexico does not necessarily guarantee ownership.

The writer has relied on information provided by Capstone's Vice President of exploration, geologist Hugh Willson and Basis mining engineer Carlos Wong. The writer believes that Mr. Wong and Mr. Willson are cable and qualified professions and would qualify as QPs but they are not independent of Capstone and Basis. The writer conducted a field review of Capstone exploration with consulting geologist Ruben Arzate on May 3rd, 2005. Mr. Arzate, a professional geologist, is on a continuing contract with Capstone and is not independent of Capstone.

6.0 PROPERTY DESCRIPTION AND LOCATION (Figures 6.1 & 6.2)

6.1 Property Area

The Claudia Property, consisting of 34 exploitation (mining) concessions covering approximately 5,891 hectares (Table 6.1), is situated in the El Papanton Mining District, Santiago Papasquiaro Municipality and centered near coordinates 25°04'05"N latitude and 105°38'02"W longitude in 1:250,000 topographic map sheet G-13-8 (Figures 6.1 and 6.2).

6.2 Property Location (Fig. 6.1 & 6.2)

The Claudia Project, consisting of 34 exploitation concessions covering approximately 5,891 hectares, is situated in the El Papanton Mining District, Santiago Papasquiaro Municipality and centered near coordinates 25°04'05"N latitude and 105°38'02"W longitude in 1:250,000 topographic map sheet G-13-8 (Figures 6.1 and 6.2).

The Claudia Project area has two-wheel drive access via the paved highway to Topia from the city of Santiago Papasquiaro. A number of dirt roads, presently in need of minor repair, provide access to the central part of the property, mill site and a number of mine workings on the Claudia property. Drill site preparation should be easy and water for drilling can be pumped from underground workings or obtained from a number of drainages during the wet season.

6.3 Description of Claims (Fig. 6.2 & Table 6.1)

The locations of concessions that comprise the Claudia property are shown on Figure 6.2 that was compiled by Basis from plots by a registered Mexican mineral claim surveyor. Claim data is summarized in Table 6.1. The concessions have been converted to exploitation concessions with one

exploitation concession pending. Exploitation concessions extend for 50 years. Concessions require annual bi-annual mineral tax payments in June and December. The 2005 taxes are about 210,000 Mexican pesos.

6.4 Claim Title

The writer has examined documents that suggest 100% ownership of the Claudia property by Basis, but ownership is a legal matter and a title opinion should be obtained.

6.5 Legal Survey

Mexican mining law requires that a registered Mexican Mineral Claim Surveyor establish the location of a mineral claim. The concession, compiled by Basis plan for the Claudia property (Figure 6.2), is from the registered surveyor's plots. Monuments that establish claim locations were observed in the field but no attempt was made to check the claim plot shown on Figure 6.2. Monuments observed during the 2005 have been refreshed as required by Mexican law.

6.6 Location of Mineralization and Workings (Fig. 6.3; 6.4; 6.5)

Claudia Project covers about 7.5km of the trend of the Claudia vein system (Figure 6.1 and 6.2). The Aguilarena vein has been developed and mined.

6.7 Terms of Agreements

In October 2003, Capstone Gold Corp. ("Capstone") entered into an option agreement with Basis to acquire the Claudia Project and five other Basis exploration projects. Capstone can earn up to a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (completed). Capstone paid Basis US$250,000 and issued 1 million common shares to Basis on the approval date of the Joint Venture by the TSX Venture Exchange, and issued 1 million shares on the first anniversary date of approval and are required to pay an additional1 million shares on the 2nd anniversary date. Upon Capstone earning its 90% interest, Basis has the option to maintain its 10% interest by participating in production costs or converting their10% interest to a 1.5% NSR and adding it to their 1.5% NSR retained on each property. The Claudia Project area requires land rental and government fee payments on the mining concessions. The 2005 taxes, payable at the end of June and December, total about 210,000 pesos.

6.8 Environmental Liabilities

The writer is not aware of any environmental liabilities related to the Claudia property, but dumps are present at the mill site and a number of the workings have old dumps. The veins are characteristically low or moderate sulphidation and acid mine waters should not be a serous problem. Limestone is one of the main units found east of the Claudia area and material to neutralize mine drainage should not be expensive to obtain. Baseline environmental studies were started as part of the recommended Stage 1 program by Capstone.


San Nicolas
Sandias
Corrales
Pascuales
J. Salome
Los Herrera
Atotonilco
Canas
El Saltre
N
Cienega
San Julián
Balcones
Luna
Sta. Teresa
Claudia Project
El Cazadero
Garame 1º
Garame De Abajo
SANTIAGO PAPASQUIARO
Morelos
0 5 15 km
Tucson
El Paso
USA
Zacatecas State
Pacific Ocean
Mexico City
Guatemala
0 200 400 km
CLAUDIA PROJECT
LOCATION MAP

Figure 6.1 General Location of Claudia Project, Durango State, Mexico.

Table 6.1 Pertinent Claim Data for Claudia Property, Durango State, Mexico.

No.	CLAIM	SURFACE	EXPEDIENT	TITLE	DATE OF ISSUE	EXPIRATION DATE	MUN. DURANGO STATE
	EXPLOITATION CLAIMS						
1	TERCERA AMPL. DE LA CONCEPCIÓN	30.0000	2006	199866	6/7/94	06/06/2054	Santiago Papasquiaro
2	**LA LLAVE DE PLATA	189.8500	1981	199486	4/26/94	**25/04/2000	Santiago Papasquiaro
3	TERESA	1,089.7316	22674	208701	12/11/98	**10/12/2004	Santiago Papasquiaro
4	LA NUEVA AMERICA	2,174.3169	22036	207251	5/27/98	**26/05/2004	Santiago Papasquiaro
1	SAN MARTIN	9.0000	15375	162123	10/10/77	09/10/2027	Santiago Papasquiaro
2	LA CONCEPCIÓN	10.0000	9/299	178493	5/28/85	*27/05/2035	Santiago Papasquiaro
3	LA LUZ	20.0000	9/429	180571	7/13/87	12/07/2037	Santiago Papasquiaro
4	CRUZ AZUL DOS	7.3725	1/9-584	183639	11/18/88	17/11/2038	Santiago Papasquiaro
5	*LA JOYA	12.6275	9/428	183899	11/23/88	*22/11/2038	Santiago Papasquiaro
6	LA PAPA	69.1390	2/444	184395	10/13/89	12/10/2039	Santiago Papasquiaro
7	CRUZ AZUL	15.6601	9/583	184615	11/8/89	07/11/2039	Santiago Papasquiaro
8	*EL CASCABEL	54.7381	2/436	184686	11/22/89	*21/11/2039	Santiago Papasquiaro
9	LA ESCONDIDA	19.4270	9/582	184901	12/6/89	05/12/2039	Santiago Papasquiaro
10	LA VIZCARRA	72.4174	2/435	184902	12/6/89	05/12/2039	Santiago Papasquiaro
11	EL DORADO	93.0287	2/437	184915	12/6/89	05/12/2039	Santiago Papasquiaro
12	TECOLOTES	60.1020	2/439	184916	12/6/89	05/12/2039	Santiago Papasquiaro
13	LA PETROLEA	138.3736	2/440	184917	12/6/89	05/12/2039	Santiago Papasquiaro
14	LA LUCHA	107.8933	2/438	184933	12/6/89	05/12/2039	Santiago Papasquiaro
15	LA GUADALUPANA	4.6475	2/672	187349	6/14/90	13/06/2040	Santiago Papasquiaro
16	PAPANTON DOS	424.1044	2/643	187589	7/5/90	04/07/2040	Santiago Papasquiaro
17	AMPLIACION DE LA CONCEPCIÓN	30.0000	9/430	188011	11/22/90	21/11/2040	Santiago Papasquiaro
18	EL FUNDADOR	14.0000	2/721	189483	12/5/90	04/12/2040	Santiago Papasquiaro
19	MINA VIEJA	18.0000	2/051	194789	6/15/92	14/06/2042	Santiago Papasquiaro
20	PAPANTON UNO REDUCCION NORTE	235.3495	2/2.4-2150	215317	34166	15/07/2043	Santiago Papasquiaro
21	PAPANTON UNO REDUCCION SUR	283.443	2/2.4-2150	215318	34166	15/07/2043	Santiago Papasquiaro
22	EL GRULLO	6.6042	1621	209598	8/3/99	02/08/2049	Santiago Papasquiaro
23	EL CRISTO	40.0000	2/328	189239	12/5/90	04/12/2040	Santiago Papasquiaro
24	CLAUDIA	48.0000	2/14	172032	9/22/83	21/09/2033	Santiago Papasquiaro
25	VENERANDA	10.0000	2/442	184079	2/15/89	14/02/2039	Santiago Papasquiaro
26	NOCHE BUENA	21.0000	2/443	188162	11/22/90	21/11/2040	Santiago Papasquiaro
27	LA LLAVE DE ORO	17.0187	2/441	194741	6/15/92	14/06/2042	Santiago Papasquiaro
28	AIDA	490.0000	1958	212116	8/31/00	30/08/2050	Santiago Papasquiaro
29	LA CONCEPCIÓN DOS	20.6700	2225	217112	6/14/02	6/13/2052	Santiago Papasquiaro
30	SANTIAGUERA DOS	54.9260	1963	218246	10/17/02	16/10/2052	Santiago Papasquiaro

*Claims with no copy of the title.
**Exploration claims that have expired and exploitation status is pending.



2780000 N
2775000 N
2770000N
44 00 00 E
44 50 00 E
N
No.
NAME OF THE CALIM
1.- SAN MARTIN
2.- LA CONCEPCION
3.- LA LUZ
4.- CRUZ AZUL DOS
5.- LA JOYA
6.- LA PAPA
7.- CRUZ AZUL
8.- EL CASCABEL
9.- LA ESCONDIDA
10.- LA VIZCARRA
11.- EL DORADO
12.- TECOLOTE
13.- LA PETROLEA
14.- LA LUCHA
15.- LA GUADALUPANA
16.- PAPANTON DOS
17.- AMPL. DE LA CONCEPCION
18.- EL FUNDADOR
19.- MINA VIEJA
20.- PAPANTON UNO REDUCCION SUR
21.- CLAUDIA
22.- VENERANDA
23.- NOCHE BUENA
24.- LA LLAVE DE ORO
25.- CLAUDIA SUR
26.- LA NUEVA AMERICA
27.- LA CONCEPCION DOS
28.- NVO. AMPL. DE DULCES NOMBRES
29.- TERESA
30.- AMPL. DE NUEVA AMERICA
31.- EL CRISTO
32.- PAPANTON UNO RED. NORTE
33.- LA LLAVE DE PLATA
34.- EL GRULLO
EXPLANATI
BASIS
THIRD PARTIES
80
VEINS SHOWING THE
ALTERATION
CLAUDIA
PROJECT
0
5

Figure 6.2 Claim Plan for the Claudia Project Area, Durango State, Mexico. Blue lines are faults (see Fig. 9.2).

6.9 Required Permits

The Claudia Project area has exploitation permits. The Mexican mines department should be notified of proposed drill programs and underground development. The baseline monitoring system should be continued to provide background on water quality from existing, mines, dumps and tailings areas on the property.

7.0 ACCESSIBILITY, LOCAL RESOURCES, CLIMATE, AND PHYSIOGRAPHY

7.1 Access to the Property and Proximity to Population Center(s)

The area can be reached from Durango, via highways Mex 45 and 23 to Santiago Papasquiaro were Capstone maintains a field office. The 140km drive requires about 3 hours. The Claudia Project area and mill has two-wheel drive access via paved roads from the city of Santiago Papasquiaro to the property boundary were local 4-wheel drive roads, easily upgradeable to 2-wheel drive, access the central part of the property. The main highway crosses the northerly extension of the Claudia vein system at a high level in the UVG and epithermal vein system. Drill site access preparation should be organized during Stage 1, road upgrade.

7.2 Topography, Elevation and Vegetation

The Claudia project is located in the Western Sierra Madre Physiographic province (Sierra Madre Occidental Province) near the boundary with the Mesa Central Province (Central Plateau Province). The Claudia area is mountainous with elevations averaging about 2,200m, and property relief of 400m.

Claudia is located in a forested area with pine and oak trees and various bushes and shrubs in canyon areas. Sub-tropical regions occur to the southwest and desert conditions to the northeast. Climate in the region is semi-arid with a rainy season from July through November. Vegetation consists of natural grasses, mesquite or huizache and crasicaule bushes.

7.3 Relevant Climate and Length of Operating Season

The climate in the region is characterized by moderate temperatures during the summer months with cooler temperatures in the winter months producing some freezing and snow from December through February. The area is semi-arid with maximum temperatures of about 30°C during the summer season. The rainy season extends from July through November with occasional rain during December and January. The average annual precipitation is about 200 mm but during wet years rainfall reaches 800 mm.

7.4 Availability of Surface Rights, Power, Water and Mining Personnel (Figure 7.1)

Basis owns and maintains a guard at a camp and old mill site at the Claudia mine site. The buildings are connected to the local power grid. The area has sufficient water for exploration and mining purposes. Local residents of Santiago Papasquiaro and contractors in Durango, Zacatecas, Hermosillo, and Chihuahua have a strong mining tradition and provide Claudia with a local and knowledgeable source of labor. Drilling companies and mining contractors are available in Durango, Zacatecas and Fresnillo and other areas of Mexico. The Claudia area is used for grazing cattle but many of the ranchers and hands would quickly switch to better paying jobs at a local mine.

7.5 Potential Areas for Tailings Disposal, Heap Leach Pads and Plant Sites

The writer observed some of the tailings that remain from pervious exploitation of the Aguilarena vein. The tailings were small in volume and stored near the Claudia mill site, and future use of the area should be evaluated by a mining and environmental engineers to determine how to minimize the impact of a larger operation on the local area.

8.0 HISTORY

8.1 Prior Ownership and Ownership Changes

The early history of El Papanton is reported by the CRM (1993) to be unknown. The mines belonged to C. Jose Ramon Valdez, Governor of the State and he sold the property to Compania Minera San Gregorio which operated a 50 ton/day mill and exploited the Aguilareña, Mark Twain and Santa Teresa veins. Production was not reported by the CRM but from size of the mill, workings and dumps, the production was small. The Tres Reyes-Aguilarena vein system was developed by Compania Minera San Gregorio from workings at the Arroyo Tres Reyes and Arroyo Aguilarena. Aguilarena workings included a shaft and 2280 and 2305 levels and the Tres Reyes workings included a 2305 level, 180 meter adit that ended near the 60 meter Tres Reyes shaft and a short 2285 level off the shaft. Other mine workings occur 3 km and 4 km SSE along the Aguilarena trend at Mina Vieja-Mina de Ore and La Providencia, respectively. The Guadalupana-San Martin system, about 500 meters easterly, dips at the Aguilarena system, and the vein systems should intersect at depth.

In the 1980s Grupo Gaytan, S.A. de C.V. of Torreon, Coahuila owned the Claudia and optioned it to BP Minerals and Penoles, but no significant work was completed. In 1985 the Consejo de Recursos Minerales conducted channel sampling of level 1 in the Claudia Mine. A 180 meter section of the Mark Twain Vein averaged 7.8 g/t Au and 494 g/t Ag over a 1.5m width and an eight meter section of the Veta Aguilerena vein averaged 5.0 g/t Au and 480 g/t Ag over 1.0m (Basis internal report, Dec. 1985). In 1991 Basis optioned the Clauda and by 1993 Basis explored the Aguilarena-Mark Twain veins (Claudia Mine- 16 holes), Guadalupana veins (Vieja Mine-6 holes), and area of the Providencia Mine (5 holes) with diamond drilling (33 holes totaling 3,126.70 meters but data on some holes has been lost). A pattern of irregularly spaced diamond drill holes totaling 2,515.1 meters and 611.6 meters tested the Aguilarena and Guadalupana veins. Following drilling the rights to the Claudia was acquired by Basis. After the drilling program, Basis completed drifting, raises and a shaft (94 meters) totaling 3,057 meters in 1994.

Capstone optioned the Claudia property in October 2003. The management of Capstone retained Peter Christopher & Associates Inc., to prepare a technical report on the Claudia Project (Christopher, 2003b). The writer visited the Claudia property on September 13th and October 7th 2003, and May 3rd, 2005 in order to evaluate the project and qualify to prepare technical reports in the form required by NI 43-101.

8.2 Historical Mineral Resource and Mineral Reserve Estimates

Underground development, surface drilling and underground drilling, completed in 1994 by Basis, were used to estimate reserves and resources. The Basis estimations were made after completion of exploration on the Claudia Project and are not current estimates and should not be relied upon. The writer has reported the Basis proven and probable reserves as measured and indicated resources to conform to classifications recommended in 43-101 and suggested by the CIM. The Basis reserves have not been the subject of a recent feasibility study or quality evaluation and the writer is presenting the vendor's historic estimates that are not considered to be current reserves or resources for the Claudia Project and should not be relied upon. The writer has summarized and modified the Basis estimates in Table 8.1 as indicated by footnotes.

Table 8.1 Basis's Historic Resources* for the Claudia Property.

CLASS	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured	73,783	202	3.86	479,187	9,157
Indicated	56,273	195	3.64	352,803	6,586
Inferred	11,992,050	193	3.00	74,412,937	1,156,678

To Conform to NI-43-101, conversions of Basis reserves to measured, indicated and inferred resources were made. Basis's broken ore reserve has been covered to measured resource. The resource figures were based by Basis on US$285 for gold and US$5.10 for Ag. The Basis resources are not current, have not been validated by Capstone and should not be relied upon.
* Report as Reserves but Converted to Resources.
** Basis's Proven and Probable Reserves were converted to Measured and Indicated Resources that require confirmation. The inferred resources provide a large target for Capstone to upgrade and validate. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated resource areas. A sampling program and drilling should be used to validate previous sampling and drilling and provide additional data to upgrade the resource quality.

8.3 Exploration by Capstone

Capstone undertook a mapping and sampling program in 2004 in the six sectors of the property where vein-hosted gold and silver mineralization is present. These are: the Aguilarena vein, Guadalupana vein, Guadalupana Vein Sur, Santiaguera vein, El Cristo vein, and the Lizeth vein swarm. This work demonstrated that there is widespread gold and silver mineralization in the lower volcanics over the entire 10 km of the fault system that runs the length of the property (Smith and Moriel, 2004). Capstone's exploration suggests that the most consistent mineralization at or near surface, is located in the Aguilarena area, and other areas host mineralization that is locally anomalous to ore grade. The

other areas may warrant drill testing once the mineralization in the Aguilarena vein has been drilled and the controls on the mineralization determined.

Mapping and sampling by Capstone was conducted by geologists Dane Bridge (2004) (Guadalupana Vein), Ruben Arzate (Santiaguera Vein), Carlos Rodriguez, and Alfonso Moriel with supervision by senior geological personnel Luis Smith B. and Hugh Willson.

9.0 GEOLOGICAL SETTING

9.1 Regional Geological Setting (Fig. 9.1)

The geology of Durango State, Mexico is shown in simplified plan form as Figure 9.1. It is dominated by extensive volcanic fields that form one of the world's largest deposits of rhyolitic ignimbrite and tuff. The volcanic field has been divided into an early, Lower Volcanic Group (LVG) consisting mainly of intermediate composition volcanic and volcaniclastic rocks and a later (Oligocene), Upper Volcanic Group (UVG) consisting of acid volcanic rocks. The UVG can be found in the higher areas of the Claudia property and LVG is found in the valley areas of Arroyo El Cazadero and its tributaries.

The Claudia area is part of a radial-trending zone of weak argillic alteration and quartz veining that is associated with a dome structure. The alteration, dome structure and mineralization may be the result of the intrusion of numerous high-level stocks, domes and dikes of dacitic to rhyolitic composition.

9.2 Property and Local Geology (Fig. 9.2)

The property geology of the Claudia project area has been mapped by a number of Basis geologist and consultants. The geological setting and stratigraphy has been established by the CRM (1992). The geology of the Claudia property does not appear to be complex with the lower area of the property occupied by andesitic rocks of the LVG of probable Eocene age and the upper areas of the property underlain by tuff, brecciated rhyolites, rhyolites and ignimbrites of the UVG. The LVG are cut by dikes of andesitic and rhyolitic composition and the UVG by mainly rhyolitic dykes and intrusive breccia. Veins generally follow the main NNW structural Mark Twain and La Luz veins.

9.3 Structural Geology

The main structural features of the Claudia district are of Cenozoic age and are related a tensional phase that resulted in basin-and- range structures. The NNW trending structural fabric of the El Papanton district is similar to regional structure. The veins dip both ENE and WSW and have a number of splays like the Mark Twain and La Luz. The Los Cristos-Santiaguera is parallel to the trend of the Claudia Vein system. The Santiagillo fault is the main westerly fault in the basin and range structures of the area. Domes caused by the emplacement of intermediate and acid bodies associated with the volcanic country rocks are often identified as the reason for localization of mineralization, but a dome feature has not been recognized in the Claudia project area.


VENTANAS PROJECT
CAPSTONE GOLD CORP.
PETER CHRISTOPHER & ASSOCIATES INC.
DURANGO STATE
GENERALIZED GEOLOGY

Figure 9.1 Generalized Geology of Durango State, Mexico After CRM (1993).


2780000 N
2770000 N
440000 E
460000 E
N
LOS CRISTOS VEIN
AGUILAREÑA VEIN
MARK TWAIN VEIN
SANTIAGUERA VEIN
GUADALUPE VEIN
AGUILAREÑA SHAFT
178707
178708
178709
178711
178710
87
70
EXPLANATION
RHYOLITES
ANDESITES
VEIN AND DIP
FAULT
ARGILLIC ALTERATION
SAMPLE
CLAUDIA PROJECT
LOCAL GEOLOGIC MAP
0
5 km
Metre

Figure 9.2. Local Geology of the Claudia Project, Durango State, Mexico (prepared for the writer by Enriquez, 2003).

10.0 DEPOSIT TYPES

10.1 Mineral Deposit Type/Model for the Property

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to moderate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots.

10.2 Geological Concepts Used For Exploration of the Property

The concept for exploration of precious metal veins in the Sierra Madre is similar for most districts with mineralization generally in a temperature sensitive zone that has 300 to 400 meters of vertical extent and larger lateral extend. The mineralization occurs in ore shoots that generally accounts for 30% to 40% of the vein area within the productive envelope. Location of the productive "ore shoots" requires understanding of the geology, geochemistry and temperature of formation of the veins.

11.0 MINERALIZATION

11.1 Mineralized Zones Encountered on the Property

The Claudia project area covers a 10 km trend of the NNW trending WSW and ENE dipping Aguilarena gold-silver vein system. The main named veins in the system are the Aguilareña, Guadalupana, Santiaguera, and Mark Twain. Other veins include the La Luz and Los Cristos-Santiaguera system. The Tres Reyes, Mina Vieja, Mina de Oro, and La Providencia are names applied to the vein system along the SSE trend.

The veins have simple mineralogy with a gangue of chalcedonic, grey and white quartz hosting native gold, electrum, argentite and native silver with minor galena, sphalerite and chalcopyrite. Alteration is generally weak propylitization involving chlorite, epidote, calcite and pyrite with veins and small areas of argillization or clay development. The CRM (1993) reported 223 samples from the Claudia vein (Probably Aguilareña vein N25W60°NE) grading 4.7 g/t Au and 590 g/t Ag over 1.30m; 45 samples from the Mark Twain (N35W85°NE) grading 5.9 g/t Au and 499 g/t Ag over 1.55m; 62 samples from the Guadalupana vein (N35W65°SW) grading 5.2 g/t Au and 75 g/t Ag over 3.8m; 30 samples from the Mina Vieja (N40W85°SW) grading 7.3 g/t Au and 379 g/t Ag over 1.56m; and 45 samples from the Providencia (N55W80°SW. All the veins were hosted by andesite. The writer could not check CRM values because the underground was flooded but surface samples from the Guadalupana and Mark Twain veins contained good grades and a stockwork veined zone above working on the Aguilarena vein contained 4.0m grading 0.86 g/t Au and 42.7 g/t Ag.

A review of Basis work and Capstone's rock sampling and geological mapping has defined the Aguilarena Vein, the Guadalupana Vein and the Santiaguera Vein as the three most important

mineralized structures (Smith and Moriel, 2004). The main mineralized structures are defined by Capstone's geologists as follows:

- **Aguilarena Vein**- The main structure on the Claudia property is orientated N20°W and dips 60-67°NE in the area of the Claudia mine workings but turns N-S in the northern part of the property. The vein varies from 0.5 to 15 meters with the larger width when it turns N-S. Areas of the vein contains breccia with white and granular quartz and occasionally drusy and chalcedonic. Disseminated pyrite occurs in fresh vein and "box work" when oxidized as indicated by iron and manganese oxides. Galena and sphalerite mineralization occurs in some areas of the vein. The vein was mapped for 2.3 km by geololgist Carlos Rodriguez and shown to join with the Guadalupana Vein to the north.
- **Guadalupana Vein**- The Guadalupana vein structure is exposed for 5 km. The structure generally strikes N25-35°W and dips 60-65°SW. The vein varies from 1 to 15 meters and to the north it joins with the Aguilarena Vein and trends north south. The vein was mapped by geologists Dane Bridge and Ruben Arzate for a distance of 5.5 km. The vein has similar characteristic to the Aguilarena but galena and sphalerite are less common, banding is occasionally observed and quartz is described as having grey tones.
- **Santiaguera Vein**- The Santiaguera vein is exposed for 10 km with width from 1 to 15 meters with strikes from N30°W to N-S and dips of 60-70°NE. The Santiagurea Vein has been mapped at 1:1000 for 5.0 km and 66 samples collected by geologist Dane Bridge (Bridge, 2004) and Ruben Arzate (Smith and Moriel, 2004).

12.0 EXPLORATION BY THE ISSUER

Recent exploration on the Claudia property, conducted by Capstone, includes site examinations by Capstone directors Peter Khun, PEng and Jack Marr, PGeo. Site examinations were conducted by the writer on September 13th and October 7th 2003 and May 3rd, 2005 and included six rock samples from the Claudia property. The writer's samples were submitted to Acme Laboratories in Vancouver for gold and silver assays and ICP analyses. The issuer was unable to conduct a more extensive underground sampling program because most of the mineralized underground workings were not accessible.

The sequence of activities, by Capstone, is summarized in a compilation report by contract geologists Luis Smith and Alfonso Moriel (2004):

- In May 2004, sampling and detailed mapping (1:1000) of the Agulilarena-Mark Twain for a length of about 2.3 km and an area of 50 hectares. Seventy (70) samples were collected and samples 7001-7065 and 7223-7227 were analyzed by Chemex.
- From June to September of 2004, sampling and detailed mapping (1:1000) of the of the Guadalupana and Santiaguera structures for length of 5.5 and 5.0 kms respectively, in an area totaling about 200 hectares. A total of 136 rock samples were collected from the Guadalipana, series 7052-7129 (Bridge, 2004) and 7786-7843 and 59 rock samples were collected from Santiaguera structure, series 7227-7250 and 7751-7785.
- In September and October of 2004, rock sampling and detailed geological mapping (1:1000) of the areas of the San Martin, El Cristo and Lizeth (continuation of the Santiaguera Vein to the NNW) for a total of 60 hectares and 3.5 km along structures was completed. A total of 146 rock samples were collected with series 6001-6044, 6051-6121, 7130-7150 and 7844-7855 from the El Cristo-San Martin and in the Lizeth were taken 346 rock samples in the series 6045-6050, 6122-6361 and 7901-8000.

Capstone's mapping and samples are recorded on company Maps 2.5; 2.61; 2.62; 2.71, 2.72 and 2.73.

Rock sample results show that the veins are not uniformly mineralized but the rock sample results can only be used for general guidance in locating holes since better grade mineralization generally occurs at or below the UVG (rhyolite)/LVG (andesite) contact. Like the Basis and Tayoltita mines, the better grades and widths of mineralization are developed in LVG andesites.

13.0 DRILLING (Figures 13.1, 13.2, & 18.1)

Basis reported drilling 33 diamond drill holes totaling 3,126.70 meters to test extensions of and developed areas on the Aguilereña and Guadalupana veins. Drill holes are shown on Figure 13.1 and drill hole pierce points on sections Figure 13.2 and Figure 18.1. Tabulated results on the sections indicate interesting values that require follow-up. Proposed drilling (Figure 18.1) should be conducted from surface to avoid dewatering and rehabilitation of the underground workings. Addition drilling will provide information to validate previous drilling and to decide if further testing of the vein structure along strike and dip is warranted.

14.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

14.1 Sampling Personnel and Security

Claudia drill data is from samples collected by Basis personnel and consultants. The writer has met a number of personnel that have worked for Basis and found them to be cable professional geologists and engineers. The writer has no reason to doubt the Basis results, but reporting and description of sampling methods were not conducted to standards recommended by NI 43-101.

Sampling and geological mapping conducted by Capstone was undertaken by contract consulting geologists Alfonso Moriel in the area of the San Martin, El Cristo and Lizeth veins, Dane Bridge in the area of the Guadalupana Vein, Ruben Arzate in the area in the area of the Santiaguera Vein and Carlos Rodriguez in the area of the Aguilarena Vein (Smith and Moriel, 2004).

14.2 Sample Preparation and Analytical Procedures

Basis reports on the Claudia project contain little discussion of analytical procedures or laboratories. Assay sheets indicate that Claudia analyses were completed by both Basis and contract laboratories. The writer and Capstone follow recommended standards as outline by NI43-101. The writer's samples were secured in his luggage and personally delivered to Acme Laboratories in Vancouver for analyses by 30-element ICP-ES and fire assay of one assay ton. Capstone initiated a comparison of laboratories to determine a suitable Mexican preparation facility, and intends to conduct analyses in Vancouver at Chemex or Acme if practical.


EXPLANATION
VEIN AND DIP
DRILL HOLE
SAMPLE
ROAD
CLAUDIA PROJECT
STRUCTURAL MAP SHOWING
THE DIAMOND DRILL HOLES
PERFORMED BY BACIS
0
500 m
Metre
Mark Twain Vein
Aguilareña Vein
Guadalupana Vein
Santa Laura Vein
Margaritas
AGUILAREÑA
SHAFT
2,774,000 N
2,773,000 N

Figure 13.1. Plan of Diamond Drill Holes for the Gudadlupana and Aguilarena Veins. Hole in the Areas of Underground Development are not Shown.


SE
NW
Level 3
Level 2
9
10
11
12
13
14
2,000 masl
MEASURED
INDICATED
DDH DONE BY BACIS
OLD STOPES
SAMPLE
CLAUDIA PROJECT
GUADALUPANA VEIN
LONGITUDINAL SECTION SHOWING THE RESOURCES
0
100
200
300 m

DDH No.	WIDTH	GOLD	SILVER
	m	g/t	
9	0.60	1.35	57
	3.30	0.80	58
10	1.60	5.25	246
	5.53	2.62	114
11	0.50	1.28	10
	6.28	0.43	12
12	1.00	2.60	20
	5.22	0.93	19
13	2.18	0.11	6
14	0.55	3.60	12
	2.00	2.84	12

Figure 13.2. Section showing Guadalupana Vein and pierce points from Basis diamond drill holes.

15.0 DATA VERIFICATION

15.1 Quality Control and Data Verification

The writer conducted three-field examinations of the Claudia Property on September 13th and October 7th 2003 and on May 3rd, 2005. The field examinations included examination of the Aguilarena, Mark Twain, El Cristo and Guadalupana surface areas. After a review of the files on the property in Basis's Durango office, the writer was of the opinion (Christopher, 2003a) that the Claudia vein structures represented a cost effective targets for obtaining required additional resources to advance the Claudia project to the underground development and feasibility stage. The writer reviewed Capstone sample locations in the field and found that sample numbers were well marked with pained numbers or tags. Sample data is tabulated with samples described by number, UTM GPS location, type, width and geological notes. Maps containing sample results were reviewed by the writer. The writer previously conducted due diligence sampling (Christopher, 2003b) that confirmed significant gold and silver mineralization. A single, 3.0 meter chip sample was collected by the writer from Capstone's sample site 7235 on the El Cristo Vein. Capstone's sample contained low grade silver and gold (6.5 ppm Ag; 0.104 ppm Au) from drusy white quartz that appeared have better potential.

15.2 Verification of Sampling and Analytical Data by Author (Figures 9.2 & 13.1; Table15.1)

The writer toured the Claudia property with Basis mining engineer Carlos Wong on September 13th 2003 and collected five surface samples from the Claudia project area and collected one sample of the El Cristo vein while reviewing Capstone's exploration program with geologist Ruben Arzate on May 3rd, 2005. The samples were well mineralized and support the presence of significant grades. The writer samples are located on Figure 9.2 and 13.1 with results summarized in Table 15.1.

Table 15.1 Writer's Check Samples from the Claudia Property.

Sample	Type	Width	GPS.-UTM or Lat/Long	El. (m.)	Au G/t	Ag G/t	Comments
178707	chip	4.0m	25°05.126N 105°34.357W	2210	2.21	240.1	Guadalupana V. Strong QV
178708	chip	4.0m	As above		0.40	26.3	E from 707 <QV; start @ 110578 inc 110579
178709	chip	2.9m	As Above		0.66	26.9	Flooded portal near 707&708; Sample off main V.
178710	chip	4.0m	25°04.727'N 105°34.644'W		0.86	42.7	V.Aguilarena; sil. Stockwork QV
178711	chip	0.5m	25°04.728'N 105°04.604W'		2.70	256.5	320° Mark Twain Vein
178958	chip	3.0m	443417E 2774887N	2145	0.15	20.2	El Cristo (Santiaguera) Vein @ 7235: 1.7m 0.104ppm Au; 6.5ppm Ag (Capstone #s)

16.0 ADJACENT PROPERTIES`

16.1 Relevant Data on Adjacent Properties

Capstone holds several vein type prospects in the Sierra Madre Occidental of Mexico (Figure 3.1) with exploration of the Cozamin, Promontorio, Claudia, and Copala, and Mortoros properties moved into the Stage 1 or 2 programs recommended by the writer (Christopher, 2003). All of the properties have vein type characteristics and are situated in similar geological, tectonic and physiographic environments. Experience gained by Capstone and Capstone's staff should expedite work on other properties. The Basis Mine owned by Basis and the Tayoltita Mine owned by Luismin are significant gold and silver vein mines located 30 km and 60 km south of the Claudia project, respectively.

17.0 MINERAL PROCESSING AND METALLURGICAL TESTING

17.1 Mineral Processing and Metallurgical Testing

Basis has conducted preliminary metallurgical testing on material grading 200 g/t Ag and 3.39 g/t Au obtained from the Aguilarena vein. The best results were obtained from cyanidation with

recoveries of 95% reported for Au and 91% reported for Ag. Enriquez (2003) suggested that recoveries could be improved by increasing leaching time to 72 hours. The writer recommends that additional, Stage 2 metallurgical testing be conducted to assess the effects of high sulphidation, low sulphidation and oxidation on recoveries.

18.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

18.1 Mineral Resource Estimates (Figure 18.1)

At the present time the Claudia property does not contain sufficiently high-grade measured and indicted resources to warrant a feasibility study. The Claudia Project area has excellent targets along strike and dip of known mineralization to develop additional resources needed for a viable operation.

Historic reserves, carried by Basis have been modified by the writer to conform to categories and the classification recommended in NI 43-101. The reserves have not been the subject of a recent feasibility study and have been converted to what the writer believes are appropriate resource categories. Proven reserves were reported separately from broken reserves. The Basis broken reserve has been added to proven reserve and grades weighted before conversion to measured resources. The Basis estimates are presented in Table 18.1.

Table 18.1. Basis's Historic Resources* for the Claudia Property.

CLASS	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured	73,783	202	3.86	479,187	9,157
Indicated	56,273	195	3.64	352,803	6,586
Inferred	11,992,050	193	3.00	74,412,937	1,156,678

To Conform to NI-43-101, conversions of Basis reserves to measured, indicated and inferred resources were made. Basis's broken ore reserve has been covered to measured resource. The resource figures were based by Basis on US$285 for gold and US$5.10 for Ag. The Basis resource figures are not current, have not been validated by Capstone and should not be relied upon.

* Report as Reserves but Converted to Resources.

** Basis Proven and Probable Reserves were converted to Measured and Indicated Resources that require confirmation. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated resource areas. The inferred resources provide a large target for Capstone to upgrade and validate. A sampling program and drilling should be used to validate previous results and provide additional data to upgrade the resource quality.

Figure 18.1 shows the location of measured and indicated resources that were defined by Basis after completion of their exploration at the Claudia mine. The broken resources in Figure 18.1 have been added to measured resource in the above table to conform to categories recommend by the CIM and NI 43-101.

18.2 Mineral Reserve Estimates

The Claudia property has not been the subject of a current positive pre-feasibility or feasibility study and therefore does not have current mineral reserves.


SE
NW
AGUILAREÑA SHAFT
LEVEL 2
LEVEL 3
MEASURED
INDICATED
MINE WORKINGS
FAULT
DDH DONE BY BACIS
DDH PROPOSED
SAMPLE TAKEN BY P. CH.
CLAUDIA PROJECT
TRES REYES-AGUILAREÑA VEIN
LONGITUDINAL SECTION SHOWING THE RESOURCES
0 100 200 300 400 500 m

DDH No.	WIDTH	GOLD	SILVER
	m	g/t	
4	0.68	0.87	70
7	3.60	11.62	62
8	4.26	2.63	14
19	0.65	1.56	19
22	2.40	4.27	221
23	2.10	4.53	257
30	0.88	1.74	62
31	1.35	5.65	490
33	1.95	1.45	37

ORE CLASSIF	TONNES	GRADE (g/tonne)		CONTENTS (oz)	
		Ag	Au	Ag	Au
Measured	68,863	205	3.9	413,012	7,938
Indicated	58,273	195	3.6	321,038	5,993
Broken	4,920	153	2.8	22,023	403
Total	130,056	198	3.8	756,073	14,334

Figure 18.1. Section showing location of Basis resources at the completion of exploration of the Tres Reyes-Aguilareña vein. The Aguilareña Shaft is at near the intersection of the Mark Twain and Aguilarena veins and immediately south of the writer's sample 178710. Basis diamond drill holes within the resource area are not shown.

19.0 OTHER RELEVANT DATA AND INFORMATION

The writer is not aware of any data not included in this report that would make the report misleading or would influence the writer's opinion that the property warrants the recommended Stage 1 drilling program. In the writer's opinion, the Stage 1 program is a worthwhile investment for Capstone.

20.0 INTERPRETATION AND CONCLUSIONS

20.1 Conclusions and Recommendations

Claudia has easy access with historic resources and good potential for significant resources necessary to support a moderate size mine. The Claudia project is situated within the belt of gold-silver vein mines and significant prospects in Sierra Madre Occidental province of Mexico (Figure 3.1). Deposits like the Basis Mine and Tayoltita Mine in Durango State and vein type deposits of the Zacatecas and Fresnillo districts in Zacatecas State demonstrate the importance of these deposits in the Sierra Madre of Mexico.

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to moderate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots. The two main vein structures in the Claudia project area, the Aguilarena and Guadalupana, strike NNW but dip ENE and WSW and should intersect within the favourable (400 meter) vertical extent of the Claudia epithermal vein system. The intersection of the two Main vein systems in the Claudia project area should be a priority Stage 1 drill target. Data necessary selecting other priority drill targets has been provided by Capstone's detailed (1:1000) mapping and geochemistry from about 800, mainly surface channel samples.

21.0 WORK RECOMMENDATIONS

21.1 Summary Recommendation of Two Stages of Work

The writer recommends an initial 1,500-meter diamond drill program to test the strike and dip extensions of the Aguilarena and Guadalupana vein systems on the Claudia property. The writer estimates the cost of the recommended Stage 1 program to be US$300,000. The Stage 1 program recommend for the Claudia project will satisfy part of the minimum first year work requirement for the Basis option agreement.

A success contingent Stage 2 program of 3,000 meters of resource definition drilling on the Claudia vein systems, environment assessment and metallurgical testing is estimated to cost US$500,000, but details of the budget should be reviewed and adjusted based on Stage 1 experience.

21.2 Recommendation of Stage One Work

The writer also recommends a US$300,000 Stage 1 1,500-meter diamond drill program to validate previous resources, upgrade resources and extend drilling along strike and dip extensions of the Aguilarean-Guadalupana vein structure. The total recommended Stage 1 budget of US$300,000 is summarized in Table 21.1.

21.3 Recommendation of Stage Two Work

A success contingent Stage 2, 3,000-meter drill program of resource definition and on strike drill testing, is estimated to cost US$500,000. The Stage 2 program should include an environmental assessment and metallurgical testing. The success contingent Stage 2 budget is summarized in Table 21.2.

21.4 Opinion that Property is of Sufficient Merit to Justify Work Recommended

In the writer's opinion, the character of the property is of sufficient merit to justify the recommended Stage 1 program, and the program represents a worthwhile investment by Capstone.

TABLE 21.1. SUMMARY OF WORK PROGRAM AND BUDGET FOR STAGE 1 WORK PROGRAM ON CLAUDIA PROPERTY, DURANGO STATE, MEXICO (Recommended and Warranted)

.Drill Holes	Description	Total Length	Estimated Cost
Project Preparation			5,000
Road Repair and Drill Sites			5,000
Diamond Drilling	5-8 holes	1500 meters	160,000
Personnel			20,000
Room & Board			5,000
Sampling & Mapping			5,000
Geochemical Cost			10,000
Travel			5,000
Vehicles			5,000
Supplies & Eqip.			5,000
Permitting, Claim Fees, Legal			25,000
Reporting & Engineering			10,000
Management			30,000
Office charges			5,000
Contingency			5,000
First Phase Total in US Dollars			$300,000

TABLE 21.2. SUMMARY OF WORK PROGRAM AND BUDGET FOR STAGE 2 WORK PROGRAM ON CLAUDIA PROPERTY, DURANGO STATE, MEXICO (Success Contingent)

Drill Holes	Description	Total Length	Estimated Cost
Project Preparation			10,000
Diamond Drilling	10 holes	3000m	240,000
Personnel			30,000
Travel/ Air Support			10,000
Room and Board			10,000
Vehicles			20,000
Supplies & Eqip.			10,000
Geochemical Cost			20,000
Permitting,Claim Fees, Legal			15,000
Metallurgical Test			20,000
Environmental Program			20,000
Engineering & Reporting			15,000
Management & Office			50,000
Contingency			30,000
Second Phase Total in US Dollars			$500,000

22.0 REFERENCES AND SOURCES OF INFORMATION

Bridge, D., 2004. Report on the Guadalupana Vein, Claudia Project, Durango. Memorandum report to Capstone management, dated July 22, 2004.

Cardenas Vargas, J., Carrasco Centeno, M., Sanenz Reyes, R., and Macedo Palencia, R.,1993. Monografia Geologico-Minero del Estado de Durango. For Consejo de Recursos Minerales, Publication M-10e.

Cardenas Vargas, J., Paraga Perez, J. de J., Merida Montiel, R., Macedo Palencia, R., and Rodriguez Salinas, J. de J., 1992. Geological-Mining Monograph of the State of Zacatecas.. for Consejo de Recursos Minerales, Publication M-2e..

Christopher, P.A., 2004a. Technical Report on the Inde Gold Property, Durango State, Mexico. For Sydney Resource Corporation. dated March 18, 2004.

Christopher, P.A., 2004(b). Progress Report on Drilling of the Cerro Prieto and El Manto Zones, Tejamen Silver Property, Durango State, Mexico. For Oremex Resources Inc. dated August 6, 2004.

Christopher, P.A., 2004(c). Progress Report on Drilling of the Tejamen Silver Property, Durango State, Mexico. For Oremex Resources Inc. dated May 10, 2004.

Christopher, P.A., 2001. Geology and Mineralization of the Inde Gold Property, Durango State, Mexico. For Hunter Dickinson Group Inc. dated October 26, 2001.

Christopher, P.A., 2003(a). Technical Report on Proposed Exploration Ventanas Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated May 9, 2003.

Christopher, P.A., 2003(b). Technical Report on Proposed Exploration Claudia Project, Durango State, Mexico. For Capstone Gold Corp. dated December 1, 2003.

Christopher, P.A., 2003(c). Technical Report on Proposed Exploration Promontorio Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated November 28, 2003.

Christopher, P.A., 2003(d). Technical Report on Proposed Exploration Montoros Project, Durango State, Mexico. For Capstone Gold Corp. dated December 4, 2003.

Christopher, P.A., 2003(e). Technical Report on Proposed Exploration Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corp. dated November 25, 2003.

Christopher, P.A., 2003(f). Technical Report on Proposed Exploration Copala Project, Sinaloa State, Mexico. For Capstone Gold Corp. dated December 10, 2003.

Christopher, P.A., 2003(g). Technical Report on the Tejamen Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003, revised September 2003 and October 1, 2003.

Christopher, P.A., 2003(h). Technical Report on the San Lucas Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003, revised September 22, 2003 and October 1, 2003.

Christopher, P.A., 2003(i). Summary Report on the Parrilla Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003(j). Summary Report on the Mezquital Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003(k). Summary Report on the El Sol Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003(l). Summary Report on the Chalchiuites Silver Property, Zacatecas State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Enriquez, E. 2003. Claudia Project. Executive Summary prepared for Capstone.

Enriquez, E. 2003a. Various Personal Communications and Summary Figures on the Claudia project.

Johnson, B., Montante, A., Kearvell, G., Janzen, J., and Scammell, R., 1999. Geology and Exoloration of San Nicolas Polymetallic (Zn-Cu-Au-Ag) Volcanogenic Massive Sulphide Deposit. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Moore, R., 1999. Geology and Development of the La Colorada Ag-Pb-Zn Deposit, Zacatecas State, Mexico. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Ponce S., B.F., and Clark, K.F., 1988. The Zacatecas Mining District: A Tertiary Caldera Complex, Associated with Precious and Base Metal Mineralization. Econ. Geol. V. 83, No. 8, pp. 1668-1682.

Smallwood, R., and Enriquez, E., 2003. San Dimas District, Durango, Mexico. Abstract to presentation at Cordilleran Roundup, pp.17-19.

Smith, L. and Moriel, A., 2004. Reporte Geologico del Projecto Claudia, Municipo de Santiago Papasquiaro, Durango, Mexico. For Capstone Gold Corp. Dated Nov. 29, 2004.

Tribe, N., 2005. Mineral Resource Evaluation Report on the Tejamen Silver Property, Durango State, Mexico. For Oremex Resources Inc., dated Feb. 1, 2005.

23.0 SIGNATURE, STAMP AND DATE

Signed and stamped at Vancouver, B.C., this 27th day of May 2005.

PROFESSIONAL PROVINCE OF P. A. Christopher BRITISH COLUMBIA ENGINEER

Peter A. Christopher, PhD, P.Eng.

24.0 CERTIFICATE

I, Peter A. Christopher, with business address at 3707 West 34th Avenue, Vancouver, British Columbia, do hereby certify that:

1. I am a Consulting Geological Engineer registered (#10,474) with the Association of Professional Engineers and Geoscientists of British Columbia since 1976.
2. I am a Fellow of the Geological Association of Canada.
3. I hold a B.Sc. (1966) from the State University of New York at Fredonia, a M.A. (1968) from Dartmouth College and a Ph.D. (1973) from the University of British Columbia.
4. I have been practicing my profession as a Geologist for over 35 years and as a Consulting Geological Engineer since June 1981. I have authorized over 200 qualifying engineering and exploration reports, and over 20 professional publications. I have work experience in most areas of the United States, Canada, Papaua New Guinea, Madagascar, Philippines, Mexico and several other Latin American countries. As a result of my experience and qualifications, I am a qualified person as defined in National Instrument 43-101.
5. I have no direct or indirect, nor do I expect to receive any interest directly or indirectly in the properties or securities of Capstone or Silverstone. I am independent of Capstone and Silverstone in accordance with the application of Section 1.5 of National Instrument 43-101.
6. I have based this report on previous exploration experience in the Durango area, on a review of reports listed in the references and sources of data section and on a personal examinations of the Claudia Project area on September 13th 2003 for about 4 hours and briefly on October 7th 2003 on the way to and from Capstone's Montoros Project area. A field examination of the Claudia Project area was made on May 3rd, 2005 to review Capstone's exploration and to comply with NI 43-101 requirements for a recent site examination by author of a technical report.
7. I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, of which the omission to disclose would make this report misleading.
8. I have read National Instrument 43-101, Form 43-101F1 and believe my report is in compliance with National Instrument 43-101.
9. I consent to the filing of the Technical Report by Capstone and Silverstone with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated at Vancouver, British Columbia, the 27th day of May 2005.

Peter A. Christopher, Ph.D., P.Eng.

PETER A. CHRISTOPHER, Ph.D., P.Eng.
Consulting Geologist
3707 West 34th Avenue
Vancouver, BC
Telephone (604) 263-6152

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX

I, Peter A. Christopher, do hereby consent to the filing, with the regulatory authorities referred to above, of the following technical reports:

Technical Report on Initial Resource Estimates (With Exploration Update), Cozamin Project, Zacatecas State, Mexico, dated October 31, 2005;

Technical Report on Proposed Exploration, Copala Project, Sinaloa State Mexico, dated May 31, 2005 (drilling program updated October 1, 2005);

Technical Report on Proposed Exploration, Claudia Project, Durango State, Mexico, dated May 27, 2005;

Technical Report on Proposed Exploration for the Promontorio Property, State of Durango, Mexico, dated May 28, 2005; and

Technical Report on Proposed Exploration, Montoros Project, Durango State Mexico, dated December 4, 2003
(collectively, the "Technical Reports").

Additionally, I consent to the written disclosure of the Technical Reports and of extracts from or summaries of the Technical Reports in the written disclosure in the Annual Information Form of Capstone Gold Corp., for the fiscal year ended August 31, 2005 (the "AIF").

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Reports or that the written disclosure in the AIF contains any misrepresentations of the information contained in the Technical Reports.

Dated: __________, 2005

Signature of Qualified Person

[Seal or Stamp of Qualified Person]

Peter A. Christopher, Ph.D., P.Eng.
Print name of Qualified Person

1.0 TITLE PAGE

TECHNICAL REPORT ON PROPOSED EXPLORATION COPALA PROJECT, SINALOA STATE MEXICO

PANUCO-COPALA MINING DISTRICT
MUNICIPALITY OF CONCORDIA
(Centered near: 23°32'42"N, 105°51'12"W)

By

Peter A. Christopher, PhD, P.Eng.

PETER CHRISTOPHER & ASSOCIATES INC.
3707 West 34th Avenue
Vancouver, B.C., Canada V6N 2K9

For

CAPSTONE GOLD CORP.

&

SILVERSTONE RESOURCES CORP.
Suite 401-750 West Pender Street
Vancouver, B.C., Canada V6C 2T8

May 31, 2005
(DRILLING PROGRAM UPDATED OCTOBER 1, 2005)

Peter A. Christopher

P.A. Christopher
BRITISH COLUMBIA
ENGINEER

2.0 TABLE OF CONTENTS

3.0 SUMMARY

3.1 Property Description (Figure 3.1)

The Copala Project (Copala), presently covering about 5,435 hectares is located 130 km WSW of Durango City, Durango State Mexico and 60 km ENE of Mazatlan, Sinaloa State, Mexico. The Copala Project, consisting of the Copala property or Copala area claims, is owned by Minas Basis, S.A. de C.V. (Basis) and optioned to Capstone Gold Corp. ("Capstone").

In October 2003, Capstone acquired an option to purchase the Copala Project and five other Basis exploration projects in Zacatecas, Durango and Sinaloa States, Mexico (Figure 3.1). The Copala Project is presently 100% owned by Basis with Capstone holding an option to earn a 90% interest in the Project subject to a 1.5% NSR to Basis or a 100% interest subject to a 3% NSR if Basis selects not to participate in future production costs.

This report has been prepared at the request of the management of Capstone and Silverstone Resources Corp. ("Silverstone") to provide an independent summary of the Copala Project and to propose further exploration for the Copala epithermal gold-silver vein system and to validate, upgrade and extend historic resources. This report has been prepared in the form required by NI 43-101 for submittal to the TSX Venture Exchange.

The writer is an independent qualified person as defined by National Instrument 43-101 and examined the geological setting of the Copala Project on September 11, 2003 and on October 8, 2003 and about 7 hours each day on a return trip from Durango City. The underground workings were sampled at the Muerto and Clemens mines and in the Orofino adit. Two surface samples were obtained from the Cordon del Oro portal area. The writer's samples are summarized in Table 3.1. Basis samples, from the Muerto and Clemens mines, have good comparisons with the values obtained by the writer but comparison values were not available from the Orifino and Cordon del Oro areas. The writer has started validation of Basis sampling but further validation and upgrading of Basis's sampling is presently being conducted by Capstone as part of the Stage 1 program recommended by the writer (Christopher, 2003f).

Table 3.1 Writer's Check Samples from the Copala Property.

Number	Location	Type	Width (m)	g/t		Comments & Basis Sample Site Results
				Au	Ag	
178701	Muerto Adit @6642 el 800m	chip	0.60	1.12	173.9	1.13g/tAu; 232g/tAg
178702	Muerto Adit @8872 Footwall	chip	0.50	0.33	45.1	2.13g/tAu; 225g/tAg
178703	Mina Clemens @line #3	chip	1.00	2.85	355.8	1.66g/tAu; 163g/tAg Vein Footwall
178704	Mina Clemens	chip	1.00	4.26	632.5	2.0g/tAu; 295g/tAg
178722	Orofino 6-8m from portal	chip	2.00	0.73	4.7	
178723	Orofino 4-6m from portal	chip	2.00	0.34	12.0	
178724	Cordon del Oro V FW of fault	chip	4.00	0.03	28.2	
178725	Cordon del Oro V HW of fault	chip	2.00	0.08	230.8	Bx V. Zone Hem, Mn

3.2 Property Location, Infrastructure and Access

The Copala Project, consisting of 46 exploitation and exploration concessions covering approximately 5,435 hectares, is situated in the Panuco-Copala Mining District, Concordia Municipality and centered near coordinates 23°32'42"N latitude and 105°51'12"W longitude and covered by 1:250,000 topographic map sheets Mazatlan (F-13-1) and El Salto (F-14-2).

The Copala Project area can be reached from Durango City, via federal highway 40 to the town of Copala about 200 km, or a 3 hour drive. Copala can also be accessed from Mazatlan via federal highway 15 to Villa Union, Sinaloa and then on highway 40 for a total of 56 km, a one hour drive. Paved federal highway 40 crosscuts the entire district and most of the vein structures. A number of local mining roads provide access to most of the workings but some are overgrown or in need repair. Four- wheel drive is recommended for the wet season.

The area has a long mining history with numerous informal miners working when companies are inactive. Three mills have recently been active in the Copala area but all are believed to require substantial upgrades and environmental liability would require assessment. Durango and Hermosillo have mining and drilling contractors and laboratory services.

3.3 Property Ownership & Terms of Agreement

In October 2003, Capstone Gold Corp. (Capstone) entered into an option agreement with Basis to acquire the Copala Project and five other Basis exploration projects. Capstone can earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (completed). Capstone must pay Basis US$250,000 (paid) and issue 1 million common shares to Basis on the

approval date of the Joint Venture by the TSX Venture Exchange (paid), and 1 million shares on the first anniversary date (paid) and second anniversary date (pending). Upon Capstone earning its 90% interest, Basis has the option to maintain its 10% interest by participating in production costs or converting the 10% to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. The Capala Project area requires land rental and government fee payments on the mining concessions. The next year taxes, payable at the end of June (US$13,500) and December ($14,500), total about 308,000 pesos or about Cdn$35,000.

3.4 Property Geology and Mineralization

The Copala property covers a NW trending belt of intermediate sulphidation epithermal gold-silver veins. This district is in the southern Sierra Madre Occidental physiographic province near the boundary with the Mesa Central physiographic province in north-central Mexico.

The Sierra Madre of Mexico contains one of the most extensive volcanic fields in the world. The Copala property is underlain by this sequence. Rocks outcropping in the property area range in age from Cretaceous to early Tertiary. The volcanic sequence has been divided into an Upper Volcanic Group (UVG) and a Lower Volcanic Group (LVG) on the basis of composition and a major unconformity. The LVG is composed mainly of andesite flows and tuffs and associated intrusive bodies. These rocks are exposed in major drainages in the Barranca province and by erosion or faulting in other areas. The UVG rests unconformably on the LVG. In the Copala Project the UVG rocks include: 1) subordinate amounts of intermediate, chiefly andesitic rocks, and 2) an upper unit composed mainly of rhyolitic ash-flow.
The Animas-Refugio vein has simple mineralogy with a quartz gangue hosting silver sulphides, native gold, electrum, argentite and native silver with generally minor galena, sphalerite and rare chalcopyrite. In the San Carlos Mine area (target of Phase 1 drilling), surface exposures, underground workings and initial drill holes indicate that the Animas-Refugio vein strikes N-S and dips 60° W. Initial, 2005 drill holes CC-05-01, CC-05-02 and CC-05-03, a fan of hole on section 2588258N intersected true vein widths of 5.1m, >10m, and 18m, respectively. Vein intersections occurred at 30m, 75m and 150m below historic Basis workings, respectively (see Figure 20.1).

3.5 Exploration Concept

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to moderate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots. Fluid inclusion studies indicate vein temperatures and position relative to the favorable mineralized zone.

3.6 Status of Exploration Development and Operations

Basis had partially explored the Cordon del Oro; Animas Refugio-San Ricardo-San Carlos; San Jose-La Colorada and Zapote-Cinco Senores, Tajitos-La Luisa vein systems with diamond drilling

(manto veins and Animas-Refugio), drifting (Cordon del Oro (45m.) and Mina El Muerto (72m)) and sampling of surface and underground workings. A total of 25 diamond drill holes totaling 3738.05 meters were completed on the Animas Refugio and manto veins. From sampling of the workings and drill holes, Basis estimated resources for the Copala that are presented in Table 3.6. The writer has revised classifications and revised categories and removed totals when possible to comply with NI43-101. The measured and indicated resources are mainly resources that are indicated by the Basis diamond drilling program and not easily separated.

Table 3.6. Basis Historic Resources* for the Copala Property.

CLASS**	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured & indicated	**719,220**	**246**	**1.9**	**5,688,458**	**43,935**
Inferred	**1,667,000**	**184**	**1.7**	**9,861,685**	**91,113**

Basis used US$285 for gold and US$5.10 for Ag for resource calculation. The Basis resource figures are not current, have not been validated by Capstone and should not be relied upon.
* Reported as Reserves but Converted to Resources.
** Basis's Proven and Probable Reserves were converted to Measured and Indicated (not adequately separated by Basis) Resources that require confirmation. The inferred resources provide a large target for Capstone to upgrade and validate. A sampling program and drilling should be used to validate previous sampling and drilling and provide additional data to upgrade the resource category. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated resource areas.

During 2004 and continuing into 2005, the Capstone undertook mapping and sampling on the Cordon del Oro and Animas-Refugio veins. The best gold and silver mineralization found to date occurs in the area of historic underground and open cut workings on the Animas Refugio vein that occur within a 1.5 km long zone. This zone warrants drilling to determine the extent and controls on mineralization. The San Carlos sector contains some of the best grades and has been targeted for Stage 1 drilling. A surveyed grid was being constructed and sampling and geological mapping conducted at the time of the writer's site examination.

2005 DIAMOND DRILLING

The Phase 1 drill program recommended by the writer (Christopher, May 31, 2005) was initiated in September 2005 with five holes totaling 951.43m completed by October 1, 2005. The results for holes CC-05-01 and CC-05-02 have been obtained and released by Capstone (News Release dated September 29, 2005). A summary of the drilled holes is presented in the following table with the location of pierce points shown in a longitudinal section on Figure 20.1.

Table 3.6a. Summary of Phase 1 NQ Core Hole.

Hole #	Hole Length (m)	From (m)	To (m)	Interval true width	Au g/t**	Au oz/ton	Ag g/t	Ag oz/ton
CC-05-01	172.21	121.0	126.5	5.1m	0.6	0.018	85.3	2.49
including		123.5	125.8	2.1m	1.1	0.032	157.1	4.58
CC-05-02	174.65	126.5	137.5	8.7m	2.3	0.067	233.1	6.80
including		126.5	128.8	1.8m	8.9	0.260	798.1	23.28
including		127.0	127.25	0.25m	36.6	1.068	2,320.0	67.67
Including		127.5	127.75	0.25m	16.8	0.490	1,745.0	50.90
CC-05-03	246.88	*	*	*	*	*	*	*
CC-05-04	202.64	*	*	*	*	*	*	*
CC-05-05	155.05	*	*	*	*	*	*	*

*Results Pending

** 1 metric tonne =1.1 tons (ie. 34.28571 g/tonne=1oz/ton; 31.103g/tonne=1oz Troy/tonne)

3.7 Conclusions and Recommendations

The writer recommends a Stage 1 program of definition drilling of the San Carlos sector of the Animas-Refugio vein system with a 2,500 meter, 12 to 15 hole surface drill program estimated to cost US$325,000. The Stage 1 drill program is intended to validate previous resources, upgrade resources and extend drilling along strike and dip extensions from the San Carlos mine workings.

A success contingent Stage 2, 3,500-meter drill program of resource definition and on strike drill testing, is estimated to cost US$500,000. The Stage 2 program will be used to tighten drill spacing in the San Carlos sector and start testing below workings in the Clemens, El Muerto and La Pipa sectors. The Stage 2 program should include an environmental assessment and metallurgical testing.

3.8 Opinion of Merit

The writer is of the opinion that the recommended program is warranted, and that the Copala property has sufficient merit to justify the investment by Capstone or Silverstone.


Phoenix
Tucson
UNITED STATES
El Paso
Hermosillo
Chihuahua
Claudia
Promontorio
Montoros
Durango
Martha
Cozamin
Zacatecas
Mazatlan
Copala
Guadalajara
Mexico City
MEXICO
Gulf of Mexico
Pacific Ocean
0 200 400 km
Capstone Gold Corp
PROJECTS IN MEXICO
Au-Ag Mine Districts and Projects Along The Sierra Madre
1 Dolores
2 Mulatos
3 Moris
4 El Sauzal
5 Topia
6 La Cienega
7 Guadalupe de Los Reyes
8 Bacis
9 Tayoltita
10 Bolaños
11 Guanajuato
12 Pachuca
13 San Sebastian
Sierra Madre Occidental

Figure 3.1 General Location Plan for Copala and other Capstone Exploration Projects in Mexico. Au-Ag Mine Districts and Projects along the Sierra Madre are shown for reference and are not Capstone Projects.

4.0 INTRODUCTION AND TERMS OF REFERENCE FOR THIS REPORT

4.1 Terms of Reference and Purpose

This Technical Report, requested by Capstone and Silverstone, is to propose an exploration program to validate and further define resources on the Copala Gold-Silver Property in Durango State, Mexico. The report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1, and is for supporting documentation to be filed with the British Columbia Securities Commission and the TSX Venture Exchange.

4.2 Source of Information and Data

The majority of the information for this report comes from reports and documents listed under the References and Sources of Information section of this report. The data, collected mainly by employees of Basis with some data collected by Consejo de Recursos Minerales (CRM, 1992) personnel. The Stage 1 exploration program recommended by the writer (Christopher, 1993) was in progress at the time of the writer's May 2nd, 2005 site examination. The writer believes that competent personnel were used for fieldwork and sampling. Most of the historic analytical results were obtained from Mexican laboratories and reporting of analytical procedures is generally not to NI 43-101 standards.

The writer personally examined the geological setting of the Copala Property and reviewed the geological setting with Capstone consulting geologist Luis Smith B and Basis mining engineer Carlos Wong. The writer has made several other property examinations in the states of Durango, Sinaloa and Zacatecas and participated in recent tours of the Tayoltita and Basis mines that provided the writer insights into geological and structural controls of mineralization in the region.

4.3 Field Involvement of Qualified Person (author)

The author of this report spent from 12:30PM to 3:30PM on September 11th 2003 examining the Copala property and the remainder of the day traveling from the city of Durango to the Copala property. Basis engineer, Carlos Wong accompanied the writer and his knowledge of access, workings and property geology expedited the examination. The writer conducted a second property examination with Capstone consulting geologist Luis Smith B, and Erme Enriquez and Jack Marr on October 8th 2003. Mr. Smith previously managed exploration of the Copala property for Basis and provided some historic prospective and suggestions for extensions of known vein mineralization. The writer examined the Muerto and Clemens mines on the Animas-Refugio vein on September 11th 2003 and the Orifino and Cordon del Oro veins on October 8th, 2003. The writer obtained eight check samples from mineralized vein material on surface and in underground workings. On May 2nd 2005 the writer updated his site examination with Capstone project geologist Ruben Arzate. About 5 hours were spent examining the San Carlos, El Muerto, Clemens, and El Pipa sectors of the Animas-Refugio vein system.

5.0 DISCLAIMER

The writer is required by NI 43-101 to include description of the property title and terms of legal agreements that are presented in the following section. The writer reviewed property agreements and title documents in order to provide summaries of title and ownership. Property agreements and title documents are legal matters and should be reviewed by Capstone's legal counsel. In Mexico claim locations are established by a registered Mexican mineral claim surveyor and his plan should be a legal survey of the claim area, but knowledge of claim location in Mexico does not necessarily guarantee ownership.

The writer has relied on information provided by Capstone's exploration manager, geologist Hugh Wilson and Basis mining engineer Carlos Wong. The writer believes that Mr. Wong and Mr. Wilson are capable and qualified professions and would qualify as QPs but they are not independent of Capstone and Basis.

6.0 PROPERTY DESCRIPTION AND LOCATION (Figures 6.1 & 6.2)

6.1 Property Area

The Copala Property, consisting of 46 exploitation (mining) and exploration concessions covering approximately 5,435 hectares (Table 6.1), is situated in the Panuco-Copala Mining District and centered near coordinates 23°32'42"N latitude and 105°51'12"W longitude in 1:250,000 topographic map sheets Mazatlan (F-13-1) and El Salto (F-14-2) (Figures 6.1 and 6.2).

6.2 Property Location (Fig. 6.1 & 6.2)

The Copala Project, consisting of 46 exploitation and exploration concessions covering approximately 5,435 hectares, is situated in the Panuco-Copala Mining District, Concordia Municipality and centered near coordinates 23°32'42"N latitude and 105°51'12"W longitude in 1:250,000 topographic map sheet G-13-8 (Figures 6.1 and 6.2). The Copala Project area has two-wheel drive access via the paved highway to Copala, Sinaloa State from Durango City and Mazatlan.

6.3 Description of Claims (Fig. 6.2 & Table 6.1)

The locations of concessions that comprise the Copala property are shown on Figure 6.2 that was compiled by Basis from plots by a registered Mexican mineral claim surveyor. Claim data is summarized in Table 6.1. The property consists of 46 exploration and exploitation concessions covering about 5,435 hectares. Two exploration concessions will require applications for conversion to exploitation concessions in 2005. Exploitation concessions extend for 50 years. Concessions require annual bi-annual mineral tax payments at the end of June (US$13,500) and

December (US$14,500). The next years taxes are about 308,000 Mexican pesos or about Cdn$38,000.

6.4 Claim Title

The writer has examined documents that suggest 100% ownership of the Copala property by Basis, but ownership is a legal matter and a title opinion should be obtained.

6.5 Legal Survey

Mexican mining law requires that a registered Mexican Mineral Claim Surveyor establish the location of a mineral claim. The concession, compiled by Basis plans for the Copala property (Figure 6.2), is from the registered surveyor's plots. Monuments that establish claim locations were observed in the field but no attempt was made to validate the claim plot shown on Figure 6.2.

6.6 Location of Mineralization and Workings (Fig. 6.3; 6.4; 6.5)

The Copala Project covers about a 20 km width and 5 km length of the NW trending Copala vein systems (Figure 6.1 and 6.2). The main Cordon del Oro and Amimas-Refugio vein systems extend onto adjoining ground and have known strike extents of 20 km and 15 km, respectively.

6.7 Terms of Agreements

In October 2003, Capstone entered into an option agreement with Basis to acquire the Copala Project and five other Basis exploration projects. Capstone can earn up to a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (completed). Capstone must pay Basis US$250,000 (paid) and issue 1 million common shares to Basis on the approval date of the Joint Venture by the TSX Venture Exchange (issued), and 1 million shares on the anniversary date of approval for the next two years (2nd year shares issued, 3rd year pending). Upon Capstone earning its 90% interest, Basis has the option to maintain its 10% interest by participating in production costs or converting their10% interest to a 1.5% NSR and adding it to their 1.5% NSR retained on each property. The Copala Project area requires land rental and government fee payments on the mining concessions. The 2005 taxes, payable at the end of June and December, total 203,696 pesos or US$20,369.

6.8 Environmental Liabilities

The writer is not aware of any environmental liabilities related to the Copala property, but tailings are present at the mill sites and a number of the workings have old dumps. The veins are characteristically low or moderate sulphidation and acid mine waters should not be a serous problem. The location of limestone for neutralization of mine water should be investigated. Environmental base line studies should be initiated to determine the condition of present surface water.


Copala
Project
Mazatlán
Pacific Ocean
Concordia
0 10 20 km
Tucson
El Paso
USA
Mazatlán
Pacific Ocean
Mexico City
Guatemala
0 200 400 km
COPALA PROJECT
LOCATION MAP

Figure 6.1 General Location of Copala Project, Sinaloa State, Mexico.

Table 6.1 Pertinent Claim Data for Copala Property, Sinaloa State, Mexico.

No.	CLAIM	SURFACE (HA)	FILE NUMBER	TITLE	DATE OF ISSUE	EXPIRATION DATE	MUN.	COMPANY
	EXPLORATION CLAIMS							
1	EL TRECE SUR	330.0000	9138	208049	8/21/98	**** 01/02/2055	CONCORDIA	CMB
2	***KAMICHIN III	643.0043	10420	208278	9/23/98	****20/01/2055	AGUA CAL	CMB
3	LA OLVIDADA	0.6176	9598	208210	9/9/98	****20/01/2055	CONCORDIA	CMB
4	NUEVO REMEDIOS	38.2786	9742	207977	7/31/98	****13/12/2054	CONCORDIA	CMB
5	***NUEVO CHILILLO	618.5248	9727	207260	5/27/98	**** 14/03/2055	CONCORDIA	CMB
6	***NVO. CASCABEL	273.4735	10462	209868	8/17/99	16/08/2005	AGUA CAL	CMB
7	NUEVO REMEDIOS FRACC. I	0.7091	9742	207978	7/31/98	****20/01/2055	CONCORDIA	CMB
8	NUEVO REMEDIOS FRACC. 2	0.2533	9742	207979	7/31/98	**** 20/01/2055	CONCORDIA	CMB
9	NUEVO REMEDIOS FRACC. 3	0.0667	9742	207980	7/31/98	**** 20/01/2055	CONCORDIA	CMB
10	NUEVA REFORMA	18.9332	10691	210429	10/8/99	07/10/2005	CONCORDIA	CMB
11	NUEVA ARGENTITA	34.3614	9311	206127	11/7/97	****03/03/2054	CONCORDIA	CMB
12	NUEVA ARGENTITA FRACC. I	4.8973	9311	206128	11/7/97	****03/03/2054	CONCORDIA	CMB
13	NUEVA ARGENTITA FRACC. II	0.5328	9311	206129	11/7/97	**06/11/2003	CONCORDIA	CMB
14	NUEVA SIERRITA	96.3188	9313	206120	11/7/97	****9/12/2054	CONCORDIA	CMB
15	DOS EN UNO	43.1376	11587	214169	8/10/01	09/08/2007	CONCORDIA	CMB
16	DOS EN UNO FRACCION	94.8158	11587	214170	8/10/01	09/08/2007	CONCORDIA	CMB
17	LA SENCILLA	80.7230	11799	215960	4/2/02	01/04/2008	CONCORDIA	CMB
18	SAN JOSE DE LA PLATA	701.4589	11979	220134	6/12/03	6/11/2009	CONCORDIA	CMB
19	SAN JOSE DEL REFUGIO	146.0569	12001	220676	9/12/03	30/04/2009	CONCORDIA	CMB
20	AMPL. LA REFORMA	43.8826	11389	211301	4/28/00	27/04/2006	CONCORDIA	MA
21	FRACC. AMPL. LA REFORMA	13.3141	11389	211302	4/28/00	27/04/2006	CONCORDIA	MA
22	LA PROVIDENCIA	112.2468	11736	213860	7/3/01	2/07/2007	CONCORDIA	MA
23	LA ESPERANZA	42.6467	11739	214099	8/10/01	9/08/2007	CONCORDIA	MA
24	LA FORTUNA	288.4859		223005	30/09/2004	29/09/2010	CONCORDIA	
	EXPLOITATION CLAIMS							
1	*SAN CARLOS	98.0000	1526	151204	3/26/69	*25/03/2019	CONCORDIA	CMB
2	AMPL. A LA CASUALIDAD	14.0000	2156	153220	7/30/70	29/07/2020	CONCORDIA	CMB
3	LA ESMERALDA	2.9728	363	158378	3/29/73	28/03/2023	CONCORDIA	CMB
4	MAZATLAN	23.7804	1488	158416	3/30/73	29/03/2023	CONCORDIA	CMB
5	CLEMENS	11.6195	1007	165452	10/18/79	17/10/2029	CONCORDIA	CMB
6	NUEVO REFUGIO III	171.3344	2/46	187494	7/5/90	04/07/2040	CONCORDIA	CMB
7	AMPL. DE SAN CARLOS	62.2643	2/33	189601	12/5/90	04/12/2040	CONCORDIA	CMB
8	CORDÓN DEL ORO	100.0000	2/06	191792	12/19/91	18/12/2041	CONCORDIA	CMB
9	NUEVO REFUGIO II	49.7339	2/45	192134	12/19/91	18/12/2041	CONCORDIA	CMB
10	NUEVO REFUGIO IV	33.0000	2/056	195406	9/14/92	13/09/2042	CONCORDIA	CMB
11	SAN CARLOS DOS	16.0000	1953	212112	8/31/00	30/08/2050	CONCORDIA	CMB
12	LAURA	28.0000	1324	205215	7/8/97	7/7/2047	CONCORDIA	CMB
13	LILIANA	12.7018	1216	203370	7/19/96	7/18/2046	CONCORDIA	CMB
14	AMPL. CORDON DEL ORO	117.6310	1952	218164	10/11/02	10/10/2052	CONCORDIA	CMB

15	***MARTHA	495.0000	1499	217482	7/16/02	15/07/2052	CONCORDIA	CMB
16	**UNIFICACIÓN REFUGIO	43.8349	2076	200884	10/10/94	**09/10/2000	CONCORDIA	CMB
17	**CARLOS IV	11.3962	2017	200006	6/24/94	**23/06/2000	CONCORDIA	CMB
18	**SAN CARLOS TRES	7.3847	2007	199917	6/7/94	****26/04/2054	CONCORDIA	CMB
19	**EL TRECE	284.8171	1964	199345	3/31/94	**30/03/2000	CONCORDIA	CMB
20	**GUAYANERA	19.3092	2157	201274	10/11/95	**10/10/2001	CONCORDIA	CMB
21	**CORDÓN DEL ORO SUR	96.0000	2158	201760	10/11/95	****26/4/2054	CONCORDIA	CMB
22	NVO. REFUGIO I	112.6417	4/19/06	204948	5/30/97	****24/07/2053	CONCORDIA	CMB

*Claims with no copy of the title.

**Exploration claims that have expired and exploitation status is pending.

***Claims away from the area of interest of the project and may represent independent projects or claims that could be rejected after a geologic investigation.

****Exploitation concession approved since previous report.


COPALA PROJECT
OUTCROPPING VEINS AND PROPERTY CLAIMS
0 2.5 5 km
EXPLANATION
BACIS CLAIMS
THIRD PARTIES CLAIMS
VEINS SHOWING THE DIP
HIGHWAY DURANGO-MAZATLAN
*Small claims filling the holes between major claims
** Claims located 30 km south of the Copala area

Figure 6.2 Claim Plan for the Copala Project Area, Sinaola State, Mexico.

6.9 Required Permits

The Copala Project area will require exploitation permits, but obtaining exploration permits is generally not difficult in traditional mining areas of Mexico. The Mexican mines department should be notified of proposed drill programs and underground development. A baseline monitoring system should be initiated to provide background on water quality from existing, mines, dumps and tailings areas on the property, or nearby properties.

7.0 ACCESSIBILITY, LOCAL RESOURCES, CLIMATE, AND PHYSIOGRAPHY

7.1 Access to the Property and Proximity to Population Center(s)

The area can be reached from Durango City, via federal highway 40 to the town of Copala (about 200 km - 3 hour drive) or from Mazatlan via federal highway 15 to Villa Union, Sinaola and then on highway 40 for a total of 56 kilometers (one hour drive). Paved federal highway 40 crosscuts the entire district and most of the vein structures. A number of local mining roads provide access to most of the working but some are overgrown or in need repair. Four- wheel drive is recommended for the wet season.

7.2 Topography, Elevation and Vegetation

The Copala project is located in Barranca sub-province of the Sierra Madre Occidental Physiographic province, in a topography characterized by high mountains ranges cut by steep gorges. The mill site is reported to be at 700m and the mines are found between 800 and 1000m elevations. The mountainous area has elevations up to 1600m.

Copala has tropical bushes and shrubs at lower elevation and oak and pine forest at higher elevation.

7.3 Relevant Climate and Length of Operating Season

The climate is sub-tropical with heavy rain during the months of June through September. Temperatures during the summer reach 40°C and the minimum winter temperature is about 10°. Most of the average annual rainfall of 1100 mm occurs during the rainy season.

7.4 Availability of Surface Rights, Power, Water and Mining Personnel (Figure 7.1)

Basis owns and maintains a guarded camp and a 160 TPD mill site. The buildings are connected to the local CFE government power grid. The area has sufficient water for exploration and mining purposes. Local residents provide an experienced mine labor force and contractors in Durango, Zacatecas, and Hermosillo have a strong mining tradition and provide Copala with a local knowledgeable source of labor and contract mining services.. Drilling companies and mining contractors are available in Durango, Hermosillo, Zacatecas and Fresnillo and other areas of Mexico. The Copala area is used for grazing cattle and has limited agricultural use, mining is the main occupation of the area.

7.5 Potential Areas for Tailings Disposal, Heap Leach Pads and Plant Sites

There are several mill sites in the Copala area and Basis owns a 160 TPD mill. Capstone's staff has started a review of mill sites but additional review is required to assess the various mining options.

8.0 HISTORY

8.1 Prior Ownership and Ownership Changes

The area was reported to have been known since 1560 for its richness in gold and silver that had been exploited by natives for some time. The village of Concordia, a mining camp, was settled in 1665 to support activity in the district. Settlement at Panuco and Copala provided more local mining activity support in the San Jose mine of Compania Minera de Occidente, and Cinco de Mayo mine of Butler Mining Company. No record of historic production has been found. Enriquez (2003) estimated from the size of the underground workings that the Butler Mining Co. extracted more than 750,000 tonnes of ore carrying over 300 g/t Ag and 3.0 g/t Au from the manto veins Trinidad, La Lumbrera, Tijitos, La Esperanza and Victoria. In 1992 the CRM described the Panuco-Capala district as the most productive in the State, because of four benefit (mills) plants existing there.

The Copala project was acquired by Basis from Consejo de Recursos Minerales (CRM) in 1989, after completing an option on the Animas-Refugio vein. Basis acquired claims that covered other veins in the district (ie: the El Cordon del Oro, Tajitos, etc.) from Minas del Oro y del Refugio, S.A. de C.V., company that held the majority of the claims in the area.

Basis performed mapping, and underground and surface sampling. After completing the geologic campaign, a couple of diamond drill holes were done over the La Lupita and La Pipa areas of the Animas-Refugio vein. After finalizing options, Basis started a more aggressive drilling program over the Animas-Refugio vein, the vein with the most underground mine workings. They completed 3202.25 metres of diamond drilling on the Animas-Refugio system in three years of discontinuous exploration. Results indicated that some of the ore shoots extended down dip and in some places occupied the total width of the structure (Enriquez, 2003). The results of this drilling are shown in Table 13.1.

Holes ARS-2 and ARS-3 cut a high-grade structure and gouge zone at the hanging wall of the Animas-Refugio vein. The structure gives more potential inferred resources to the district. An additional 535.8 metres of diamond drilling were done at the Tajitos, Cinco Señores and Agua Zarca mantos vein with negative results. Table 13.2 presents the results of drilling over mantos. The drilling programs were completed by Basis and Boart Longyear de Mexico. The size of the core is BQ for the holes performed from 1993 to 1994, and HQ for the holes done in 1996. The recovery was of the order of 90% and the only problems reported was the structure cut with holes ARS-2 and ARS-3, that couldn't reach the Animas-Refugio vein, and one core barrel was lost in the structure.

Drifting was done only in a 45 metre crosscut at the Cordon del Oro vein, cutting the entire structure, and 72 metres of drifting at level 800 of Mina El Muerto, for a total of 107 meters. Sampling was done splitting the core and reducing it to ¾ inche in size, it was sent to the Basis Mine laboratory at the mine site. Assays rejects from the Basis lab were checked in the Laboratorio Metalurgico Electrum, S.A. de C.V., a local lab of Durango. No comprehensive statistical analysis of the duplicates was done on the samples analyzed at each of the labs.

Metallurgic tests were done from 1994 to 1996 with good results. Flotation tests gave recoveries of 85.61% for silver and 84.54% for gold. Cyanidation tests gave results of 95% for silver and 96% for gold.

Capstone optioned the Copala property in October 2003. The management of Capstone retained Peter Christopher & Associates Inc to prepare a technical report on the Copala Project. The writer visited the Copala property on September 11th and October 8th 2003 in order to evaluate the project and qualify to prepare a technical report in the form required by NI 43-101. The writer conducted a site examination on May 2nd 2005 in order to update his site examination to meet the recent site examination requirement required by NI-43-101.

8.2Historical Mineral Resource and Mineral Reserve Estimates

Underground and surface sampling and surface drilling completed in 1996 by Basis was used to calculate reserves and resources. The Basis estimations were made after completion of exploration on the Copala Project and are not current estimates and should not be relied upon. The writer has reported the Basis proven and probable reserves as measured and indicated resources to conform to the CIM Standards required by NI43-101 and suggested by the CIM. The Basis reserves have not been the subject of a recent feasibility study or economic evaluation and the writer is presenting the vendor's historic estimates that are not considered to be current reserves or resources for the Copala Project. The writer has summarized and modified the Basis estimates in Table 8.1 as indicated by footnotes.

Table 8.1. Basis Historic Resources* for the Copala Property.

CLASS**	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured &indicated	**719,220**	**246**	**1.9**	**5,688,458**	**43,935**
Inferred	**1,667,000**	**184**	**1.7**	**9,861,685**	**91,113**

To Conform to NI-43-101, conversions of Basis reserves to measured, indicated and inferred resources were made. Basis used US$285 for gold and US$5.10 for Ag for resource calculation. The Basis resource figures are not current, have not been validated by Capstone and should not be relied upon.

* Reported as Reserves but Converted to Resources.

** Basis's Proven and Probable Reserves were converted to Measured and Indicated Resources that require confirmation. The inferred resources provide a large target for Capstone to upgrade and validate. A sampling program and drilling should be used to validate previous sampling and drilling and provide additional data to upgrade the resource quality. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated resource areas.

9.0 GEOLOGICAL SETTING

9.1 Regional Geological Setting

The regional geological setting of the Copala Project is similar to that of deposits t in Durango State. It is dominated by extensive volcanic fields that form one of the world's largest deposits of rhyolitic ignimbrite and tuff. The volcanic field has been divided into an early, Lower Volcanic Group (LVG) consisting mainly of intermediate composition volcanic and volcaniclastic rocks and a later (Oligocene), Upper Volcanic Group (UVG) consisting of acid volcanic rocks. The UVG can be found in the higher areas of the Copala property and LVG is found in the valley areas.

The Copala property is near the western edge of the extensive volcanic field that dominates the geology of the Sierra Madre. Tertiary granodioritic batholitic rocks of the Sinaloa batholithic complex have rafts of Paleozoic metasedimentary rocks and are exposed in the southwest part of the Punoco-Copala district. A dioritic stock, possibly related to the batholith underlies the Copala village and is exposed along highway 40. Andesitic dykes intrude the entire sequence and are the youngest intrusive event.

9.2 Property and Local Geology (Fig. 9.2)

The property geology of the Copala project area has been mapped by a number of Basis geologists and consultants (Figure 9.2). The geological setting and stratigraphy has been established by the CRM (1992). The geology of the Copala property does not appear to be complex with the lower area of the property occupied by andesitic rocks of the LVG of probable Eocene age and the upper areas of the property underlain by tuff, brecciated rhyolites, rhyolites and ignimbrites of the UVG. The LVG are cut by dikes of andesitic and rhyolitic composition and the UVG by mainly rhyolitic dykes and intrusive breccia. The main Cordon del Oro and Amimas-Refugio veins generally follow the main NW structural trend. A secondary set of fissure veins, occurring in a NNE system, are generally narrow but can be high grade. at Intersections with NW fissures provide excellent exploration targets.

9.3 Structural Geology

The main structural features of the Copala district are NW fissures that host the larger veins in the district, the NW structures are cut and offset along NNE fissure-vein structures. The main NW trending structures consistently dip to the NE but the less continuous structures often dip SW. The NE trending fissures commonlly dip to the SE (from CRM, 1992, List of Mines).



CORDON DEL ORO VEIN
ANIMAS - REFUGIO VEIN
SAN JOSE DE LA COLORADA VEIN
N
2,595,000 N
2,590,000 N
2,585,000 N
400,000 E
405,000 E
410,000 E
415,000 E
EXPLANATION
ANDESITE
RHYOLITE
GRANODIORITE
VEIN AND DIP
FAULT
COPALA PROJECT
GENERALISED GEOLOGIC MAP
0
2.5
5 km

Figure 9.2. Local Geology of the Copala Project, Sinaloa State, Mexico (prepared for the writer by Enriquez, 2003).

10.0 DEPOSIT TYPES

10.1 Mineral Deposit Type/Model for the Property

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to moderate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots.

10.2 Geological Concepts Used For Exploration of the Property

The concept for exploration of precious metal veins in the Sierra Madre is similar for most districts with mineralization generally in a temperature sensitive zone that has 300 to 400 meters of vertical extent and larger lateral extend. The mineralization occurs in ore shoots that generally account for 30% to 40% of the vein area within the productive envelope. Location of the productive "ore shoots" requires understanding of the geology, geochemistry and temperature of formation of the veins.

11.0 MINERALIZATION

11.1 Mineralized Zones Encountered on the Property

The Copala project area covers a main NW trending vein system that includes the main NE dipping Cordon del Oro and Animas-Refugio vein systems. In the Panuco area of the district the NW veins are continuous strong veins with width up to 40m. A NNE trending generally SE dipping vein system includes the La Trinidad, La Lumbrera, El Tajito, La Esperanza, and Victoria cut the Cerillo manto vein structure in the Copala part of the district. The favorable zone for mines in the Panuco-Copala district is over 6 km by 14 km. Veins occur in most of the rock units but the better veins tend to be hosted by andesitic volcanic rocks.

The veins have simple mineralogy with a quartz gangue hosting silver sulphides, native gold, electrum, argentite and native silver with generally minor galena, sphalerite and rare chalcopyrite. Alteration is generally weak propylitization involving chlorite, epidote, calcite and pyrite with veins and small areas of argillization or clay development. Large zones of argillic alteration found with veins in other mining districts in the Sierra Madre (Enriquez, 2003).

The Animas-Refugio vein has simple mineralogy with a quartz gangue hosting silver sulphides, native gold, electrum, argentite and native silver with generally minor galena, sphalerite and rare chalcopyrite. In the San Carlos Mine area (target of Phase 1 drilling), surface exposures, underground workings and initial drill holes indicate that the Animas-Refugio vein strikes N-S and dips 60° W. Initial, 2005 drill holes CC-05-01, CC-05-02 and CC-05-03, a fan of hole on section 2588258N intersected true vein widths of 5.1m, >10m, and 18m, respectively. Vein intersections occurred at 30m, 75m and 150m below historic Basis workings, respectively (see Figure 20.1).

12.0 EXPLORATION BY THE ISSUER

Recent exploration on the Copala property, conducted by Capstone, is restricted to property examinations by Capstone Directors; Peter Khun, P.Eng and Jack Marr, P.Geo. Site examinations were conducted by the writer on September 11th and October 8th 2003. The writer collected eight rock chip samples from the Copala property. The writer's samples were submitted to Acme Laboratories in Vancouver for gold and silver assays and ICP analyses. The issuer was unable to conduct a more extensive underground sampling program because of poorly maintained roads and wet muddy conditions.

13.0 DRILLING (Figures 13.1, 13.2, 13.3 & 18.1)

Basis reported drilling 25 diamond drill holes totaling 3,738.05 meters to test extensions of developed areas on the Animas-Refugio vein and vein-manto structures. Drill holes are shown on Figure 13.1 and drill hole pierce points on section Figure 13.2. Tabulated results on the sections indicate interesting values that require follow-up. Proposed drilling (Figure 18.1) should be conducted from surface to avoid dewatering of the underground workings. Additional drilling will provide information to validate previous drilling and to decide if further testing of the vein structure along strike and dip is warranted.

After finalizing options, Basis started a more aggressive drilling program over the Animas-Refugio vein, the vein with the most underground mine workings. The 3202.25 metres of drilling was completed over a three year period of discontinuous exploration and indicated that some of the oreshoots extended down dip and in some places occupied the total width of the structure. The results of this drilling are shown in Table 13.1.

Twenty one of the diamond drill holes tested the Animas-Refugio structure. Holes ARS-2 and ARS-3 cut a high-grade structure and gouge zone at the hanging wall of the Animas-Refugio vein. The high-grade enhanced the potential for resources in the district. An additional 535.8 meters of diamond drilling were done at the Tajitos, Cinco Señores and Agua Zarca mantos vein with negative results. Table 13.2 presents the results of drilling over mantos. The drilling programs were completed by Basis and Boart Longyear de Mexico. The size of the core is BQ for the holes performed from 1993 to 1994, and HQ for the holes done in 1996. Recovery was approximately f 90% and the only problems reported was the structure and gouge zone cut with the holes ARS-2 and ARS-3, that couldn't reach the Animas-Refugio vein. One core barrel was lost in the gouge zone.

Table 13.1 Result of diamond drilling performed by Basis over the Animas-Refugio vein system, from 1993 to 1996.

DDH No.	YEAR	TOTAL DEPTH (m)	WIDTH m	GOLD	SILVER
				g/t	
ARS-1	1993	156.3	8.26	1.34	134
ARS-2	1993	56.6	3.23	11.83	2534
ARS-3	1993	72.15	4.40	3.88	1059
ARS-4	1993	150	1.28	1.40	109
ARS-5	1993	195.6	0.97	0.65	58
ARS-6	1993	142.5	14.00	0.34	0.84
ARS-7	1993	188.8	5.25	1.03	126
TOTAL		**961.95**			
ARS-8	1994	180	1.2	2.13	77
ARS-9	1994	170	2.05	9.63	55
TOTAL		**350**			
ARS-10	1996	170.7	2.60	2.79	402
ARS-11	1996	181.1	0.40	0.56	1.3
ARS-12	1996	115.7	3.40	0	3
ARS-13	1996	254.5	0.75	0.56	158
ARS-14	1996	122	1.05	0.27	13
ARS-15	1996	101.1	1.10	2.48	1087
ARS-16	1996	56.3	2.05	0.6	83
ARS-17	1996	191.6	10.35	0	3
ARS-18	1996	159	8.40	0	6
ARS-19	1996	240.3	1.45	0.96	105
ARS-20	1996	139.6	3.60	0	7
ARS-21	1996	158.4	2.95	0.16	36
TOTAL		**1890.3**			
GRAND TOTAL		**3202.25**			

Table 13.2: Results of diamond drilling performed by Basis over the Tajitos, Cinco Señores and Agua Zarca manto structures during 1996.

DDH No.	YEAR	TOTAL DEPTH (m)	WIDTH m	GOLD	SILVER
				g/t	
Tajitos Manto					
TS-1	1996	111.8	1.55	0.00	2
TS-2	1996	121.5	0.60	0.00	2
TOTAL		233.3			
Cinco Señores Manto					
CSS-1	1996	120.4	0.45	0.24	42
TOTAL		120.4			
Agua Zarca					
MS-1	1996	182.1	0.80	0.34	140
TOTAL		182.1			
GRAND TOTAL		**535.8**			

14.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

14.1 Sampling Personnel and Security

Copala drill data is from samples collected by Basis personnel and consultants. The writer has met a number of personnel that have worked for Basis and found them to be capable professional geologists and engineers. The writer has no reason to doubt the Basis results, but reporting and description of sampling methods were not conducted to standards recommended by NI 43-101.

Sampling being conducted by Capstone was judged by the writer to have employed industry best practices recommended by the CIM. Samples were located by using GPS and/or a surveyed grid being constructed at the time of the writers visit. Samples were well marked and locations identifiable in the field. Capstone has formulated a QA/QC procedure that is employed at all its Mexican Projects. Samples are tagged and secured and shipped to Chemex for preparation and analysis. Blanks and re-runs are used and comparison samples collected.

14.2 Sample Preparation and Analytical Procedures

Previous reports on the Copala project contain little discussion of analytical, procedures or laboratories. Assay sheets indicate that Copala analyses were completed by both Basis mine site and checked at the Laboratorio Metalurgico Electrum, S.A. de C.V., a contract laboratory in Durango City. Capstone is presently using standard and blind samples and regular re-runs by referee laboratories. The writer believes that sampling conducted by Capstone follow CIM Best Practice Standards as outline by NI43-101.

The writer's 2003 samples were secured in his luggage and personally delivered to Acme Laboratories in Vancouver for analyses by 30-element ICP-ES and fire assay of one assay ton. Capstone has initiated a comparison of laboratories to determine a suitable Mexican preparation facility, but intends to conduct

analyses in Vancouver at Chemex or Acme if practical. SGS has recently opened a laboratory in Durango that may provide another local sample preparation and analysis option.


EXPLANATION
VEIN
DIAMOND DRILL HOLE
HIGHWAY 40
DIRT ROAD
RANCH
COPALA PROJECT
LONG SECTION OF AMINAS-REFUGIO VEIN
SHOWING THE DIAMOND DRILL HOLES
DONE BY BACIS
0
500 m
Animas - Refugio Vein
To Mazatlán
To Durango
LA GUAYANERA
2,589 750 N
2,589 250 N
2,588 750 N
2,588 250 N

Figure 13.1. Plan of Diamond Drill Holes for the Animas-Refugio Vein


NW
SE
2,589,250 N
ANIMAS MINE
EL MUERTO MINE
CLEMENS MINE
Rosarito Level
FAVOURABLE ZONE
FAVOURABLE ZONE
0 200 400 m
EXPLANATION
MEASURED
INDICATED
INFERRED RESOURCES
UNDERGROUND MINE WORKINGS
DIAMOND DRILL HOLE
COPALA PROJECT
ANIMAS-REFUGIO VEIN
LONGITUDINAL SECTION SHOWING THE FAVOURABLE ZONE
THE RESOURCES AND DIAMOND DRILL HOLES DONE BY BACIS

ORE CLASSIF	TONNES	GRADE (g/tonne)		CONTENTS (oz)	
		Ag	Au	Ag	Au
Measured	30,210	274	1.99	266,123	1,933
Indicated	440,000	276	2.2	3,904,296	31,121
Total	470,210	276	2.19	4,170,419	33,054

DDH No.	WIDTH m	GOLD	SILVER
ARS-1	6.26	1.34	134
ARS-2	3.23	11.83	2534
ARS-3	4.40	3.88	1059
ARS-4	1.28	1.40	109
ARS-5	0.87	0.05	58
ARS-6	14.00	0.34	0.84
ARS-7	6.25	1.03	126
ARS-8	1.2	2.13	77
ARS-9	2.05	0.63	65
ARS-10	2.60	2.79	402
ARS-11	0.40	0.58	1.3
ARS-12	3.40	0	3
ARS-13	0.75	0.58	158
ARS-14	1.05	0.27	13
ARS-15	1.10	2.48	1067
ARS-16	2.05	0.6	83
ARS-17	10.35	0	3
ARS-18	8.40	0	6
ARS-19	1.45	0.96	105
ARS-20	3.60	0.27	36
ARS-21	3.60	0	7

Figure 13.2. Section showing location of Basis resources at the completion of exploration of the Animas-Refugio vein. Vein material, near the portal of the El Muerto and Clemens mines, was samples by the writer.



NW
2,587,500 N
SE
Fault-Vein Chinacates
Manto Vein
San Antonio Vein
Aguila Zarca Vein
Sea Level
MEASURED
INDICATED
SAMPLE TAKEN BY PETER CHRISTOPHER
DIAMOND DRILL HOLE PROPOSED
COPALA PROJECT
CORDON DEL ORO VEIN
LONGITUDINAL SECTION SHOWING SOME OF THE RESOURCES
0
500
1000 m

ORE CLASSIF	TONNES	GRADE (g/tonne)		CONTENTS (oz)	
		Ag	Au	Ag	Au
Measured	68,690	216	0.97	434,080	1,949
Indicated	34,345	216	0.97	217,040	975
Total	103,035	216	0.97	651,120	2,924

Figure 13.3 Section showing Cordon Del Oro Vein and pierce points from proposed holes and projections of writer's check samples. Samples from Cordon Del Oro were collected on surface and samples from Orofino were within 8m of the adit portal but project as if they are from underground workings. Capstone's Stage 1 surface sampling of the Cordon Del Oro has downgraded the priority of testing this vein system.

2005 DIAMOND DRILLING

The Phase 1 drill program recommended by the writer (Christopher, May 31, 2005) was initiated in September 2005 with five holes totaling 951.43m completed by October 1, 2005. The results for holes CC-05-01 and CC-05-02 have been obtained and released by Capstone (News Release dated September 29, 2005). A summary of the drilled holes is presented in the following table with the location of pierce points shown in a longitudinal section on Figure 20.1.

Table 13.3 Summary of Phase 1 NQ Core Hole.

Hole #	Hole Length (m)	From (m)	To (m)	Interval true width	Au g/t**	Au oz/ton	Ag g/t	Ag oz/ton
CC-05-01	172.21	121.0	126.5	5.1m	0.6	0.018	85.3	2.49
including		123.5	125.8	2.1m	1.1	0.032	157.1	4.58
CC-05-02	174.65	126.5	137.5	8.7m	2.3	0.067	233.1	6.80
including		126.5	128.8	1.8m	8.9	0.260	798.1	23.28
including		127.0	127.25	0.25m	36.6	1.068	2,320.0	67.67
Including		127.5	127.75	0.25m	16.8	0.490	1,745.0	50.90
CC-05-03	246.88	*	*	*	*	*	*	*
CC-05-04	202.64	*	*	*	*	*	*	*
CC-05-05	155.05	*	*	*	*	*	*	*

*Results Pending

** 1 metric tonne =1.1 tons (ie. 34.28571 g/tonne=1oz/ton; 31.103g/tonne=1oz Troy/tonne)

15.0 DATA VERIFICATION

15.1 Quality Control and Data Verification

The writer conducted two-field examinations of the Copala Property on September 11th and October 8th 2003. The field examinations included examination of the Muerto and Clemens mines underground and surface areas. The writer collected four rock chip samples (Table 15.1) from the portal areas (workings flooded beyond portal area) that gave good comparison to Basis samples and started validation of the Basis sampling.

A site examination conducted on May 2nd 2005 included a review of Capstone's sampling procedures which were judged to be properly conducted and employed QA/QC procedures judged to meet CIM best practice guidelines.

15.2 Verification of Sampling and Analytical Data by Author (Figures 9.2 & 13.1; Table15.1)

The writer toured the Copala property with Basis mining engineer Carlos Wong on September 13th 2003 and collected four surface samples from the Copala project area. The samples were well mineralized and support the presence of significant grades. On October 8th 2003, the writer collected four surface samples from the Ciordon del Oro system. The writer samples are located on Figures 13.2 and 13.3 with results summarized in Table 15.1.

Table 15.1 Writer's Check Samples from the Copala Property.

Number	Location	Type	Width (m)	g/t		Comments
				Au	Ag	
178701	Muerto Adit @6642 el 800m	chip	0.60	1.12	173.9	@1.13g/tAu; 232g/tAg
178702	Muerto Adit @8872 Footwall	chip	0.50	0.33	45.1	@2.13g/tAu; 225g/tAg
178703	Mina Clemens @line #3	chip	1.00	2.85	355.8	@1.66g/tAu; 163g/tAg Vein Footwall
178704	Mina Clemens	chip	1.00	4.26	632.5	@2.0g/tAu; 295g/tAg
178722	Orofino Adit 6-8m from portal	chip	2.00	0.73	4.7	
178723	Orofino Adit 4-6m from portal	chip	2.00	0.34	12.0	
178724	Cordon del Oro V footwall of fault	chip	4.00	0.03	28.2	
178725	Cordon del Oro V hanging wall of fault	chip	2.00	0.08	230.8	Bx V. Zone Hem, Mn

16.0 ADJACENT PROPERTIES`

16.1 Relevant Data on Adjacent Properties

Capstone holds six vein type prospects in the Sierra Madre Occidental of Mexico (Figure 3.1) with exploration underway at the Cozamin, Promontorio, Copala, Claudia and Mortoros. All of the properties have vein type characteristics and are situated in similar geological, tectonic and physiographic environments. Experience gained by Capstone and Capstone's staff should expedite work on other properties. The Basis Mine owned by Basis and the Tayoltita Mine owned by Luismin are significant gold and silver vein mines located 30 km and 60 km north of the Copala project, respectively.

17.0 MINERAL PROCESSING AND METALLURGICAL TESTING

17.1 Mineral Processing and Metallurgical Testing

Basis conducted preliminary metallurgical flotation and cyanidation tests from 1994 to 1996. Flotation tests gave recoveries of 85.61% for silver and 84.54% for gold. Cyanidation tests gave recoveries of 95% for silver and 96% for gold. Stage 2 metallurgical testing by Capstone should compare the effect of high sulphidation, low sulphidation and oxidation on recoveries.

18.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

18.1 Mineral Resource Estimates (Figure 18.1)

At the present time the Copala property does not contain sufficiently high-grade measured and indicted resources to warrant a feasibility study. The Copala Project area has excellent targets along strike and dip of known mineralization to develop additional resources needed for a viable operation.

Historic reserves, carried by Basis have been modified by the writer to conform to the CIM Standards required by NI43-101. The reserves have not been the subject of a recent feasibility study and have been converted to what the writer believes are appropriate resource categories. Proven and probable Basis "reserves" are combined as measures and indicated resources. The Basis estimates are presented in Table 18.1.

Table 18.1 Basis Historic Resources* for the Copala Property.

CLASS**	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured & Indicated	**719,220**	**246**	**1.9**	**5,688,458**	**43,935**
Inferred	**1,667,000**	**184**	**1.7**	**9,861,685**	**91,113**

Basis used US$285 for gold and US$5.10 for Ag for resource calculation. The Basis resource figures are not current, have not been validated by Capstone and should not be relied upon.

* Reported as Reserves but Converted to Resources.

** Basis's Proven and Probable Reserves were converted to Measured and Indicated (not adequately separated by Basis) Resources that require confirmation. The inferred resources provide a large target for Capstone to upgrade categories and validate. A sampling program and drilling should be used to validate previous sampling and drilling and provide additional data to upgrade the resource category. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated resource areas.

Figures 13.2 and 13.3 show the location of measured and indicated resources that were defined by Basis after completion of their exploration at the Cordon del Oro and Animas-Refugio vein systems in 1996. The measured and indicated resources are enveloped by large areas of inferred resources that require validation and upgrading with diamond drill programs.

18.2 Mineral Reserve Estimates

The Copala property has not been the subject of a current positive pre-feasibility or feasibility study and therefore does not have current mineral reserves.

19.0 OTHER RELEVANT DATA AND INFORMATION

The writer is not aware of any data not included in this report that would make the report misleading or would influence the writer's opinion that the property warrants the recommended Stage 1 drilling program. In the writer's opinion, the Stage 1 program is a worthwhile investment for Capstone.

20 CONCLUSIONS AND RECOMMENDATIONS

Copala has easy access with historic resources and good potential for significant resources necessary to support a moderate size mine. The Copala project is situated within the belt of gold- silver vein mines and significant prospects in Sierra Madre Occidental province of Mexico (Figure 3.1). Deposits like the Basis and Tayoltita mines in Durango State and vein type deposits of the Zacatecas and Fresnillo districts in Zacatecas State demonstrate the importance of these deposits in the Sierra Madre of Mexico. After a review of the files on the property in Basis's Durango office, the writer is

of the opinion that the Copala vein structures represented a cost effective target for obtaining required additional resources to advance the Copala project to the underground development and feasibility stage.

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to moderate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots. The two main vein structures, in the Copala project area, the Animas-Refugio and Cordon del Oro, have NW strike and dip SW and NE, respectively. The main veins intersect a NE mineralized fissure vein system and projections of the Cordon del Oro and Animas-Refugio appear to intersect in a valley area south of the San Carlos sector. The vein system intersections have excellent potential within the favorable (500 meter vertical zone, based on elevations of previous mining) vertical extent of the Copala epithermal vein system. The downward extension of areas of measured and indicated resources and the intersection of the two Main vein systems (Animas-Refugio and Cordon del Oro) in the Copala project area provide excellent drill targets. Mapping and rock sampling by Capstone confirms that a 300 meter section of the San Carlos sector of the Animas-Refugio vein system is worthy of Stage 1 grid drilling as shown in Figure 20.1. Similar drill targets exist at the Clemens, El Muerto, and La Pipa sectors which occur in the Copala project area along a 1.5km northerly extension from San Carlos system.


COPALA PROJECT
LONGITUDINAL SECTION
SAN CARLOS ZONE
At ~ 409950 mts E
North
South
258830 mts N
5.1 m grading 0.6 g/t Au and 85.3 g/t Ag including
2.1 m grading 1.1 g/t Au and 157.7 g/t Ag
CC-05-01
8.7 m grading 2.3 g/t Au and 233.1 g/t Ag including
1.8 m grading 8.9 g/t Au and 798.1 g/t Ag
CC-05-02
CC-05-05
Proposed Drilling Area at ~50 Metre Centers
CC-05-04
CC-05-03
Outline of Proposed drilling
Completed Holes
Assays Pending
GRAPHIC SCALE 1:2000
0
50
100
METERS
CAPSTONE GOLD CORP

Figure 20.1. Proposed Area for Stage 1 Drilling and Completed Drill Holes, San Carlos Sector.

21.0 WORK RECOMMENDATIONS

21.1 Summary Recommendation of Two Stages of Work

The writer recommends an initial 2,500-meter diamond drill program to test the strike and dip extensions of the San Carlos sector of the Animas-Refugio vein system. The writer estimates the cost of the recommended Stage 1 program to be US$325,000.

A success contingent Stage 2 program of 3,500 meters of resource definition drilling on the Animas-Refugio vein systems, environment assessment and metallurgical testing is estimated to cost US$500,000, but details of the budget should be reviewed and adjusted based on Stage 1 experience.

21.2 Recommendation of Stage One Work

The writer also recommends a US$325,000 Stage 1, 2,500-meter diamond drill program to validate previous resources, upgrade resources and extend drilling along strike and dip extensions of the San Carlos sector of the Animas-Refugio vein system. The recommended Stage 1 budget of US$325,000 is summarized in Table 21.1.

21.3 Recommendation of Stage Two Work

A success contingent Stage 2, 3,500-meter drill program of resource definition and on strike drill testing, is estimated to cost US$500,000. The Stage 2 program should include an environmental assessment and metallurgical testing. The success contingent Stage 2 budget is summarized in Table 21.2.

21.4 Opinion that Property is of Sufficient Merit to Justify Work Recommended

In the writer's opinion, the character of the property is of sufficient merit to justify the recommended Stage 1 program, and the program represents a worthwhile investment by Capstone or Silverstone.

TABLE 21.1. SUMMARY OF WORK PROGRAM AND BUDGET FOR STAGE 1 WORK PROGRAM ON COPALA PROPERTY, DURANGO STATE, MEXICO (Recommended and Warranted)

Drill Holes	Description	Total Length	Estimated Cost
Project Preparation			5,000
Road Repair and Drill Sites			5,000
Diamond Drilling	12-15 holes	2500 meters	170,000
Personnel			20,000
Geochemical Cost			15,000
Travel			5,000
Vehicles			10,000
Supplies & Eqip.			5,000
Permitting, Claim Fees, Legal			20,000
Reporting & Engineering			10,000
Management			30,000
Office charges			5,000
Contingency			25,000
First Stage Total in US Dollars			$325,000

TABLE 21.2. SUMMARY OF WORK PROGRAM AND BUDGET FOR STAGE 2 WORK PROGRAM ON COPALA PROPERTY, DURANGO STATE, MEXICO (Success Contingent)

Drill Holes	Description	Total Length	Estimated Cost
Project Preparation			10.000
Diamond Drilling	20 holes	3500m	240,000
Personnel			30,000
Travel/ Air Support			10,000
Room and Board			10,000
Vehicles			20,000
Supplies & Eqip.			10,000
Geochemical Cost			20,000
Permitting,Claim Fees, Legal			15,000
Metallurgical Test			20,000
Environmental Program			20,000
Engineering & Reporting			15,000
Management & Office			50,000
Contingency			30,000
Second Stage Total in US Dollars			$500,000

22.0 REFERENCES AND SOURCES OF INFORMATION

Bridge, D., 2004. Report on the Guadalupana Vein, Claudia Project, Durango. Memorandum report to Capstone management, dated July 22, 2004.

Cardenas Vargas, J., Carrasco Centeno, M., Sanenz Reyes, R., and Macedo Palencia, R.,1993. Monografia Geologico-Minero del Estado de Durango. For Consejo de Recursos Minerales, Publication M-10e.

Cardenas Vargas, J., Paraga Perez, J. de J., Merida Montiel, R., Macedo Palencia, R., and Rodriguez Salinas, J. de J., 1992. Geological-Mining Monograph of the State of Zacatecas.. for Consejo de Recursos Minerales, Publication M-2e..

Christopher, P.A., 2004a. Technical Report on the Inde Gold Property, Durango State, Mexico. For Sydney Resource Corporation. dated March 18, 2004.

Christopher, P.A., 2004(b). Progress Report on Drilling of the Cerro Prieto and El Manto Zones, Tejamen Silver Property, Durango State, Mexico. For Oremex Resources Inc. dated August 6, 2004.

Christopher, P.A., 2004(c). Progress Report on Drilling of the Tejamen Silver Property, Durango State, Mexico. For Oremex Resources Inc. dated May 10, 2004.

Christopher, P.A., 2001. Geology and Mineralization of the Inde Gold Property, Durango State, Mexico. For Hunter Dickinson Group Inc. dated October 26, 2001.

Christopher, P.A., 2003(a). Technical Report on Proposed Exploration Ventanas Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated May 9, 2003.

Christopher, P.A., 2003(b). Technical Report on Proposed Exploration Claudia Project, Durango State, Mexico. For Capstone Gold Corp. dated December 1, 2003.

Christopher, P.A., 2003(c). Technical Report on Proposed Exploration Promontorio Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated November 28, 2003.

Christopher, P.A., 2003(d). Technical Report on Proposed Exploration Montoros Project, Durango State, Mexico. For Capstone Gold Corp. dated December 4, 2003.

Christopher, P.A., 2003(e). Technical Report on Proposed Exploration Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corp. dated November 25, 2003.

Christopher, P.A., 2003(f). Technical Report on Proposed Exploration Copala Project, Sinaloa State, Mexico. For Capstone Gold Corp. dated December 10, 2003.

Christopher, P.A., 2003(g). Technical Report on the Tejamen Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003, revised September 2003 and October 1, 2003.

Christopher, P.A., 2003(h). Technical Report on the San Lucas Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003, revised September 22, 2003 and October 1, 2003.

Christopher, P.A., 2003(i). Summary Report on the Parrilla Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003(j). Summary Report on the Mezquital Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003(k). Summary Report on the El Sol Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003(l). Summary Report on the Chalchiuites Silver Property, Zacatecas State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Enriquez, E. 2003a. Claudia Project. Executive Summary prepared for Capstone.

Enriquez, E. 2003b. Various Personal Communications and Summary Figures on the Claudia project.

Enriquez, E. 2003c. Copala Project. Executive Summary prepared for Basis.

Enriquez, E. 2003d. Various Personal Communications and Summary Figures on the Copala project.

Johnson, B., Montante, A., Kearvell, G., Janzen, J., and Scammell, R., 1999. Geology and Exoloration of San Nicolas Polymetallic (Zn-Cu-Au-Ag) Volcanogenic Massive Sulphide Deposit. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Moore, R., 1999. Geology and Development of the La Colorada Ag-Pb-Zn Deposit, Zacatecas State, Mexico. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Ponce S., B.F., and Clark, K.F., 1988. The Zacatecas Mining District: A Tertiary Caldera Complex, Associated with Precious and Base Metal Mineralization. Econ. Geol. V. 83, No. 8, pp. 1668-1682.

Smallwood, R., and Enriquez, E., 2003. San Dimas District, Durango, Mexico. Abstract to presentation at Cordilleran Roundup, pp.17-19.

Smith, L. and Moriel, A., 2004. Reporte Geologico del Projecto Claudia, Municipo de Santiago Papasquiaro, Durango, Mexico. For Capstone Gold Corp. Dated Nov. 29, 2004.

Tribe, N., 2005. Mineral Resource Evaluation Report on the Tejamen Silver Property, Durango State, Mexico. For Oremex Resources Inc., dated Feb. 1, 2005.

23.0 SIGNATURE, STAMP AND DATE

Signed and stamped at Vancouver, B.C., this 1st day of October 2005.

PeterA. Christopher, PhD, P.Eng.

24.0 CERTIFICATE

I, Peter A. Christopher, with business address at 3707 West 34th Avenue, Vancouver, British Columbia, do hereby certify that:

1. I am a Consulting Geological Engineer registered (#10,474) with the Association of Professional Engineers and Geoscientists of British Columbia since 1976.
2. I am a Fellow of the Geological Association of Canada.
3. I hold a B.Sc. (1966) from the State University of New York at Fredonia, a M.A. (1968) from Dartmouth College and a Ph.D. (1973) from the University of British Columbia.
4. I have been practicing my profession as a Geologist for over 35 years and as a Consulting Geological Engineer since June 1981. I have authorized over 200 qualifying engineering and exploration reports, and over 20 professional publications. I have work experience in most areas of the United States, Canada, Papaua New Guinea, Madagascar, Mexico, Philippines and several other Latin American countries. As a result of my experience and qualifications, I am a qualified person as defined in National Instrument 43-101.
5. I have no direct or indirect, nor do I expect to receive any interest directly or indirectly in the properties or securities of Capstone or Silverstone. I am independent of Capstone and Silverstone in accordance with the application of Section 1.5 of National Instrument 43-101.
6. I have based this report on previous exploration experience in the Sierra Madre Occidental and Sinaloa State, on a review of reports listed in the references and sources of data section and on personal examinations of the Copala Project area on September 11th 2003 and on October 8th 2003. The writer updated his site examination with Capstone project geologist Ruben Arzate on May 2nd, 2005.
7. I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, of which the omission to disclose would make this report misleading.
8. I have read National Instrument 43-101, Form 43-101F1 and believe my report is in compliance with National Instrument 43-101.
9. I consent to the filing of the Technical Report by Capstone and/or Silverstone with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated at Vancouver, British Columbia, the 1st day of October 2005.

PROFESSIONAL
PROVINCE OF
P.A. Christopher
BRITISH
COLUMBIA

Peter A. Christopher, Ph.D., P.Eng.

PETER A. CHRISTOPHER, Ph.D., P.Eng.
Consulting Geologist
3707 West 34th Avenue
Vancouver, BC
Telephone (604) 263-6152

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX

I, Peter A. Christopher, do hereby consent to the filing, with the regulatory authorities referred to above, of the following technical reports:

> *Technical Report on Initial Resource Estimates (With Exploration Update), Cozamin Project, Zacatecas State, Mexico*, dated October 31, 2005;
>
> *Technical Report on Proposed Exploration, Copala Project, Sinaloa State Mexico*, dated May 31, 2005 (drilling program updated October 1, 2005);
>
> *Technical Report on Proposed Exploration, Claudia Project, Durango State, Mexico*, dated May 27, 2005;
>
> *Technical Report on Proposed Exploration for the Promontorio Property, State of Durango, Mexico*, dated May 28, 2005; and
>
> *Technical Report on Proposed Exploration, Montoros Project, Durango State Mexico*, dated December 4, 2003
> (collectively, the "Technical Reports").

Additionally, I consent to the written disclosure of the Technical Reports and of extracts from or summaries of the Technical Reports in the written disclosure in the Annual Information Form of Capstone Gold Corp., for the fiscal year ended August 31, 2005 (the "AIF").

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Reports or that the written disclosure in the AIF contains any misrepresentations of the information contained in the Technical Reports.

Dated: [illegible], 2005

Signature of Qualified Person

[Seal or Stamp of Qualified Person]

Peter A. Christopher, Ph.D., P.Eng.
Print name of Qualified Person

1.0 TITLE PAGE

TECHNICAL REPORT ON PROPOSED EXPLORATION MONTOROS PROJECT, DURANGO STATE MEXICO

MUNICIPALITY OF SANTIAGO PAPASQUIARO
(Centered near: 24°57'30"N, 106°11'30"W)

By

Peter A. Christopher, PhD, P.Eng.

PETER CHRISTOPHER & ASSOCIATES INC.
3707 West 34th Avenue
Vancouver, B.C., Canada V6N 2K9

For

CAPSTONE GOLD CORP.
Suite 503-470 Granville Street
Vancouver, B.C., Canada V6C 1V5

DECEMBER 4, 2003

2.0 TABLE OF CONTENTS

3.0 SUMMARY

3.1 Property Description (Figure 3.1)

The Montoros Project (Montoros), presently covering about 2,147 hectares is located 190 km NW of Durango City, Durango State Mexico. The Montoros Property is owned by Minas Bacis, S.A. de C.V. (Bacis) and optioned to Capstone Gold Corp. (Capstone).

In October 2003, Capstone Gold Corp. acquired an option to acquire the Montoros Project and five other Bacis exploration projects in Zacatecas, Durango and Sinaloa States, Mexico (Figure 3.1). The Montoros Property is presently 100% owned by Bacis with Capstone holding an option to earn 90% interest subject to a 1.5% NSR to Bacis or a 100% interest subject to a 3% NSR if Bacis elects not to participate in future production

This report has been prepared at the request of the management of Capstone to provide an independent summary of the Montoros Project and to propose further exploration for the Montoros epithermal gold-silver vein system to validate data and provide information necessary for resource estimation. Exploration is required to test the Argentia, Los Gueritos, Pericos, Rosario, Periquitos and El Toro veins. This report has been prepared in the form required by NI 43-101 for submittal to the TSX Venture Exchange.

Table 3.1 Writer's Check Samples from the Montoros Property.

Sample	Type	Width	El. (m.)	%Cu	Au ppb	Ag ppm	Comments
178718	chip	4.0m	1605	0.92	768	19.8.	Sil. & Pyritic Andesite; 5% QV
178719	chip	4.0m		0.89	180	14.0	From 718 to portal; similar rock
178720	chip	2.5m		4.00	479	40.8	Across Adit Portal.
178721	chip	3.5m		0.60	213	9.0	Weakly pyr itic footwall Andesite

The writer is an independent qualified person as defined by National Instrument 43-101 and spent 4 hours examining the geological setting of the Montoros Project on October 7, 2003, and about 10 hours on a trip from Santiago Papasquiaro and return to Durango City. Four check samples, collected by the writer, were obtained from the Pericos vein. The writer chip sampled a total of 14 meters with the best result 479 ppb Au, 40.8 ppm Ag and 4.0% copper for 2.5 meter sample 178724 and the weighted averages for the 14 meters 410 ppb Au, 19.2 ppm Ag and 1.38% Cu.. The writer's check samples are summarized in table 3.1. The writer's samples validate the presence of significant copper gold and silver values at the Pericos vein system but steep terrain and overgrown roads prevented access to the other veins.

3.2 Property Location, Infrastructure and Access

The Montoros Project, consisting of 13 exploitation and 4 exploration concessions covering approximately 2,147 hectares, is situated in the Santiago Papasquiaro Municipality and centered near coordinates $24^{\circ}57'30''$N latitude and $106^{\circ}11'30''$W longitude in 1:250,000 topographic map sheet G-13-10.

The Montoros Project area presently has access via the paved highway to Topia from the City of Santiago Papasquiaro to Ojito de Camellones. A number of four-wheel drive dirt roads from Ojito, presently in need of minor repair, provide access to the village of Montoros.

The City of Santiago Papasquiaro is serviced by paved roads, schools, hospitals, and banks. Many of the services and support for activation of a mining operation in the Montoros Project area would need to be developed or upgraded. The property has CFE electrical power, enough space for tailings and mill sites. The surface area is presently being used for grazing cattle and logging. Mining activity coexists with the other land uses in most areas of Mexico.

3.3 Property Ownership & Terms of Agreement

In October 2003, Capstone Gold Corp. (Capstone) entered into an option agreement with Bacis to acquire the Montoros Project and five other Bacis exploration projects. Capstone can earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000. Capstone must pay Bacis US$250,000 and issue 1 million common shares to Bacis on the approval date of the Joint Venture by the TSX Venture Exchange, and 1 million shares on the anniversary date of approval for the next two years. Upon Capstone earning its 90% interest, Bacis has the option to maintain its 10% interest by participating in production costs or converting its 10% interest to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. The Montoros Project area requires government fee payments on the mining concessions. The 2003 taxes, payable at the end of June and December total 89,533 pesos.

3.4 Property Geology and Mineralization

The Montoros property, like most prospects and mines in the Sierra Madre Occidental, is situated within an erosional window. The erosion has exposed Jurassic-Cretaceous meta-sedimentary rocks that are overlain by volcanic rocks. The Tertiary volcanic rocks, part of one of the most extensive volcanic fields in the world, have been divided into an Upper Volcanic Group (UVG) and a Lower Volcanic Group (LVG) on the basis of composition and a major unconformity. The LVG is composed mainly of andesite flows and tuffs and associated intrusive bodies. These rocks are exposed in major drainages in the Barranca province and by erosion or faulting in other areas. The UVG rests unconformably on the LVG. In the Montoros area project the UVG rocks mainly of rhyolite tuff and ignimbrite with subordinate amounts of intermediate, chiefly andesitic, rocks.

Four vein systems have been identified in the project area: 1) N35°W veins dip 70°SW (e.g. Periquitos vein); 2) N70°E veins dip 85°SE (eg. El Toro vein); 3) N15°W veins dip 56° to70°NE system cuts the Periquitos and El Toro veins (eg. Pericos and Rosario veins); and 4) N40°W veins dip 65°NE (e.g. Argentina and Los Gueritos veins). Alteration consists of propylitization (chlorite-epidote-calcite-pyrite) that is more common in the LVG rocks and clay alteration near the vein tops. Mineralization occurs as argentite, native gold, electrum, and base metals. The Periquitos vein contained about 10% chalcopyrite in semi-massive sulphide at the portal.

3.5 Exploration Concept

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to intermediate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots.

3.6 Status of Exploration Development and Operations

The Montoros vein systems have been explored by pits and some drifts in the past but no precise records could be found of the ownership before Bacis. The Montoros vein systems were sampled on surface and in available underground workings by Bacis. Bacis then estimated resources for the Montoros property that are present in Table 3.6. The writer has revised categories, changed categories and removed totals to comply with NI43-101.

The Bacis inferred resources have also been called potential resources which the writer interprets to be mineral potential. The Bacis inferred resources were estimated on the basis of length of outcropping vein, its width and on a 300 meter dip length for the favorable zone. For estimating the success of finding ore within the favorable zone, Bacis used 40% of the tonnage in the favorable exploration area which Enriquez (2003) stated: "is close to the percentage of success used at La Cienega and the Bacis mine." A similar approach is used by Luismin at the Tayoltita mine.

Table 3.6. Bacis's Historic Resources* for the Montoros Property.

CLASS**	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured & Indicated	112,700	40	3.08	144,938	11,160
Inferred	8,790,000	34	3.5	9,608,719	989,133

Bacis used US$285 for gold and US$5.10 for Ag for resource calculation. The Bacis resource figures are not current, have not been validated by Capstone and should not be relied upon.
* Reported as Reserves but Converted to Resources.
** Bacis's Proven & Probable Reserves were converted to Measured & Indicated (not clearly separated by Bacis) Resources that require confirmation. The inferred resources provide a large target for Capstone to upgrade and validate. A sampling program and drilling should be used to validate previous sampling and drilling and provide additional data to upgrade the resource quality. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated area.

3.7 Conclusions and Recommendations

The writer recommends a US$100,000 Stage 1 program for access improvement, grid mapping and geochemical rock and soil sampling along vein trends. Traverse sampling will be necessary in areas of very steep topography and GPS readings should be used for geological and geochemical sampling. Sampling data and sampling plans in the Bacis files should be compiled in a formal report form.

Contingent on the success of Stage 1, a 1,500 meter diamond drill test is recommended and estimated to cost US$300,000 for the Montoros property, the topography might dictate construction of underground access for testing extensions of some of the veins. If underground access is required the Stage 2 recommendation and budget will require revision.

3.6 Opinion of Merit

The writer is of the opinion that the recommended program is warranted, and that the Montoros property has sufficient merit to justify the investment by the Capstone.

Figure 3.1 General Location Plan for Montoros and other Capstone Projects in Mexico. Au-Ag Mine Districts and Projects along the Sierra Madre are shown for reference and are not Capstone Projects.


Phoenix
Tucson
UNITED STATES
El Paso
Hermosillo
Chihuahua
Claudia
Promontorio
Montoros
Durango
Martha
Ventanas
Mazatlan
Cozamin
Copala
Guadalajara
Mexico City
Gulf of Mexico
Pacific Ocean
MEXICO
0 200 400 km
Au-Ag Mine Districts and Projects Along The Sierra Madre
2 Mulatos
3 Moris
5 Topia
6 La Cienega
8 Bacis
10 Bolaños
11 Guanajuato
12 Pachuca
EXPLORATION PROJECTS IN MEXICO

4.0 INTRODUCTION AND TERMS OF REFERENCE FOR THIS REPORT

4.1 Terms of Reference and Purpose

This Technical Report, requested by Capstone Gold Corp. (Capstone), is to propose an exploration program to validate and further define resources on the Montoros Gold-Silver Property in Durango State, Mexico. The report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1, and is for supporting documentation to be filed with the British Columbia Securities Commission and the TSX Venture Exchange

4.2 Source of Information and Data

The majority of the information for this report comes from reports and documents listed under the References and Sources of Information section of this report. The data, collected mainly by employees of Bacis with some data collected by Consejo de Recursos Minerales (CRM, 1993) personnel. The writer believes that competent personnel were used for fieldwork and sampling. Most of the analytical results were obtained from Mexican laboratories and reporting of analytical procedures was generally not to NI 43-101 standards.

The writer personally examined the geological setting of the Montoros Property and reviewed the geological setting with Bacis consulting geologist Luis Smith B and Bacis. The writer has made several other property examinations in the states of Durango, Sinaloa and Zacatecas and participated in recent tours of the Tayoltita and Bacis mines that provided the writer insights into geological and structural controls of mineralization in the region.

4.3 Field Involvement of Qualified Person (author)

The author of this report spent September 7th 2003 examining the Montoros property and the remainder of the day traveling from city of Santiago Papasquiaro and returning to Durango. Bacis consulting geologist Luis Smith accompanied the writer and his knowledge of access, workings and property geology expedited the examination. Mr. Smith had previously managed exploration of the Montoros property for Bacis. Mr. Smith provided some historic prospective and suggestions for extensions of known vein mineralization. The writer examined the Periquitos vein and obtained four chip samples from a 14 meter wide mineralized zone on surface.

5.0 DISCLAIMER

The writer is required by NI 43-101 to include description of the property title and terms of legal agreements that are presented in the following section. The writer reviewed property agreements and title documents in order to provide summaries of title and ownership. Property agreements and title documents are legal matters and should be reviewed by Capstone's legal counsel. In Mexico claim locations are established by a registered Mexican mineral claim surveyor and his plan should be a legal survey of the claim area, but knowledge of claim location in Mexico does not necessarily guarantee ownership.

The writer has relied on information provided by Capstone's exploration manager, geologist Erme Enriquez and Bacis mining engineer Carlos Wong. The writer believes that both Mr. Wong and Mr.

Enriquez are capable and qualified profession and would qualify as QPs but they are not independent of Capstone and Bacis.

6.0 PROPERTY DESCRIPTION AND LOCATION (Figures 6.1 & 6.2)

6.1 Property Area

The Montoros Project, consisting of 13 exploitation (mining) and 4 exploration concessions covering approximately 2147 hectares (Table 6.1), is situated in the El Papanton Mining District and centered near coordinates 24°57'30"N latitude and 106°11'30"W longitude in 1:250,000 map sheet G13-10 (Figures 6.1 and 6.2).

6.2 Property Location (Fig. 6.1 & 6.2)

The Montoros Project, consisting of 13 exploitation and 4 exploration concessions covering approximately 2147 hectares, is situated in the Santiago Papasquiaro Municipality and centered near coordinates 24°57'30"N latitude and 106°11'30"W longitude in 1:250,000 topographic map sheet G-13-8 (Figures 6.1 and 6.2).

The Montoros Project area has via the paved highway to Topia from the city of Santiago Papasquiaro. A number of four-wheel drive dirt roads, presently in need of some repair, provide access to the central part of the property and small village of Montoros. Mine roads, once in existence, are overgrown and following the roads is a problem. A good supply of water exists for drilling but selection and preparation of surface sites to test a significant length of the veins will be difficult.

6.3 Description of Claims (Fig. 6.2 & Table 6.1)

The locations of the concessions that comprise the Montoros property, shown on Figure 6.2, were compiled by Bacis from plots by a registered Mexican mineral claim surveyor. Claim data is summarized in Table 6.1. The concessions have mainly been converted to exploitation concessions with the four exploitation concessions requiring applications for exploitation in 2005. Exploitation concessions extend for 50 years. Concessions require annual bi-annual mineral tax payments in June and December. The 2003 taxes are 89,533 Mexican pesos.

6.4 Claim Title

The writer has examined documents that suggest 100% ownership of the Montoros Project by Bacis, but ownership is a legal matter and a title opinion should be obtained.

6.5 Legal Survey

Mexican mining law requires that a registered Mexican Mineral Claim Surveyor establish the location of a mineral claim. The concessions, compiled by a Bacis plan for the Montoros property (Figure 6.2), are from the registered surveyor's plots. Monuments that establish claim locations were observed in the field but no attempt was made to check the claim plot shown on Figure 6.2.

6.6 Location of Mineralization and Workings (Fig. 6.3; 6.4; 6.5)

The Montoros Project area covers several veins that form main vein system (Figure 6.1 and 6.2). The Periquitos vein, the only vein examined by the writer, is developed by a short tunnel and a few small stoped areas. Four vein systems have been identified in the project area: 1) N35°W veins dip 70°SW (eg. Periquitos vein); 2) N70°E veins dip 85°SE (eg. El Toro vein); 3) N15°W veins dip 56° to70°NE system cuts the Periquitos and El Toro veins (eg. Pericos and Rosario veins); and 4) N40°W veins dip 65°NE (eg. Argentina and Los Gueritos veins). Alteration consists of propylitization (chlorite-epidote-calcite-pyrite) that is more common in the LVG rocks and clay alteration near the vein tops. Figures 9.2, 11.1, 11.2, & 11.3 shows vein locations and a number of the workings.

6.7 Terms of Agreements

In October 2003, Capstone Gold Corp. (Capstone) entered into an option agreement with Bacis to acquire the Montoros Project and five other Bacis exploration projects. Capstone can earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000. Capstone must pay Bacis US$250,000 and issue 1 million common shares to Bacis on the approval date of the Joint Venture by the TSX Venture Exchange, and 1 million shares on the anniversary date of approval for the next two years. Upon Capstone earning its 90% interest, Bacis has the option to maintain its 10% interest by participating in production costs or converting its 10% interest to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. The Montoros Project area requires government fee payments on the mining concessions. The 2003 taxes, payable at the end of June and December total 89,533 pesos.

6.8 Environmental Liabilities

The writer is not aware of any environmental liabilities related to the Montoros property, but a number of the workings have old dumps. The veins are characteristically low or moderate sulphidation but the Periquitos vein had areas of nearly massive sulphide. Protection of water quality is important to local residents and their favorable impression of the work will expedite the project. The acid mine drainage problem should be studied during the Stage 1 program. Limestone, one of the main units found east of the Santiago Papasquiaro area could be used to neutralize mine drainage. Baseline environmental studies should be started as part of the recommended Stage 1 program.


La Ciénega Mine
Montoros Project
Tucson
El Paso
USA
Durango State
Mazatlán
Pacific Ocean
Mexico City
Guatemala
0 200 400 km
MONTOROS PROJECT
LOCATION MAP

Figure 6.1 General Location of Montoros Project, Durango State, Mexico.

Table 6.1. Pertinent Claim Data for Montoros Property, Durango State, Mexico.

#	CLAIM	SURFACE	CLAIM	TITLE	ISSUE DATE	EXPIRY DATE	MUN.
	EXPLORATION CLAIMS						
1	NVO. MONTOROS I	50.9816	23365	209983	8/31/99	30/08/2005	STGO. PAPASQ.;
2	LA VIRGEN	30.0000	23399	210033	8/31/99	30/08/2005	STGO. PAPASQ.;.
3	FRACC. I NVO. MONTOROS	5.2549	23342	210414	10/8/99	07/10/2005	STGO. PAPASQ.;.
4	LOS HERMANOS	28.6267	23933	210417	10/8/99	07/10/2005	STGO. PAPASQ.;.
	EXPLOITATION CLAIMS						
1	EL PERICO	72.0000	12574	155891	11/29/71	28/11/2021	STGO. PAPASQ.;.
2	*SAN ANTONIO	31.0000	13518	159209	9/25/73	*24/09/2023	STGO. PAPASQ.;
3	*SAN BUENAVENTURA	50.0000	13439	159907	3/26/74	*25/03/2024	STGO. PAPASQ.;
4	LOS PARAJITOS	9.0000	13878	170312	4/14/82	13/04/2032	STGO. PAPASQ.;.
5	AMPL. NORTE DEL PERICO	95.0000	2/117	179659	12/11/86	10/12/2036	STGO. PAPASQ.;
6	EL PERICO	24.0000	2/151	181480	9/18/87	17/09/2037	STGO. PAPASQ.;.
7	AMPL. DE SAN BUENAVENTURA	77.5235	2/173	183976	11/25/88	24/11/2038	STGO. PAPASQ..
8	FRACC. DE AMPL. DE SAN BUENAVENTURA	55.0000	2/152	185469	12/14/89	13/12/2039	STGO. PAPASQ.;.
9	AMPL. NTE. DE SAN BUENAVENTURA	42.5513	9/629	185265	12/14/89	13/12/2039	STGO. PAPASQ.;.
10	AMPL. SUR DEL PERICO	94.0000	2/159	186910	5/17/90	16/05/2040	STGO. PAPASQ.;
11	EL TORO	65.8999	2/743	193645	12/19/91	18/12/2041	STGO. PAPASQ.;.
12	LOS GUERITOS	9.5657	2/790	194427	12/30/91	29/12/2041	STGO. PAPASQ.;.
13	PERICOS 2	1,406.7244	1864	217103	6/14/02	13/06/2052	STGO. PAPASQ.;

*Claims for which no copy of title was found in Bacis Files (by Enriquez, 2003) and legal opinion opinion required.


374000 E
376000 E
378000 E
380000 E
N
3. SAN BUENAVENTURA
7. AMPL. SAN BUENAVENTURA
11. EL TORO
13. PERICOS 2
14. NUEVO MONTOROS 1
15. LA VIRGEN
0
2000 m
EXPLANATION
ARGENTA
THIRD PARTIES CLAIMS
MONTOROS PROJECT

Figure 6.2 Claim Plan for the Montoros Project Area, Durango State, Mexico.

Note: Minas Argenta is a Bacis owned holding company.

6.9 Required Permits

The Montoros Project area has drilling and exploitation permits. The Mexican mines department should be notified of proposed Stage 2 drill programs and/or underground development. A baseline monitoring system should be initiated to provide background on water quality from existing dumps.

7.0 ACCESSIBILITY, LOCAL RESOURCES, CLIMATE, AND PHYSIOGRAPHY

7.1 Access to the Property and Proximity to Population Center(s)

The area can be reached from Durango, Capstone's Mexican headquarters, via highways Mex 45 and 23 to Santiago Papasquiaro. The 173km drive requires about 3 hours. From Santiago Papasquiaro drive northerly for 10 km on Mex 23 to the Topia road that extends 150km to Ojito de Camellones. From Ojito a rough dirt road passes La Tembladora to the village of Montoros (25km). The trip from pavement at Ojito to Montoros took 1.5 hours and required a four wheel drive vehicle. Modest road repair could half the time necessary to access Montoros from Ojito.

7.2 Topography, Elevation and Vegetation

The Montoros project is located at the edge of the Barranca province of the Madre Occidental Physiographic province. Elevations in the area range from 1600 to 2600 meters, and much of the project area has steep slopes and cliffs.

The Montoros area is located in a forested area with pine and oak trees and various bushes, shrubs and sub-tropical, dry forest in canyon areas.

7.3 Relevant Climate and Length of Operating Season

The climate in the region is characterized by a wet season from June through September and a dry season from October to May. The climate has been wet during 2003 in the Sierra Madre and the roads were wet during our October 7th examination. During the four month wet season the area receives most of its 1,200mm of average annual precipitation.

Temperatures approach the high thirties during May and June and may fall below zero degrees in December and January.

7.4 Availability of Surface Rights, Power, Water and Mining Personnel (Figure 7.1)

Montoros is a small village but should have sufficient labor for the early stage of exploration. The locals would appreciate being included in the project and should be able to construct grid, brush trails and rock sampling under the direction of a project geologist. The area has sufficient water for exploration and mining purposes. Local residents of Santiago Papasquiaro and contractors in Durango, Zacatecas, Hermosillo, and Chihuahua have a strong mining tradition and provide Montoros with a knowledgeable

source of labor. Drilling companies and mining contractors are available in Durango, Zacatecas and Fresnillo and other areas of Mexico.

Permits, required for exploration, are generally a formality in Mexico. The Mexican mines branch should be notified before exploration is started on the property. The Montoros area is used for grazing cattle and logging in the upper areas.

7.5 Potential Areas for Tailings Disposal, Heap Leach Pads and Plant Sites

The area has room for a mill and tailings at lower elevations in the valley below Montoros. Sufficient water is found in the creeks draining from the high sierra to supply any size mining operation. The use of a small, local hydroelectric plant should be evaluated if the project progresses.

8.0 HISTORY

8.1 Prior Ownership and Ownership Changes

The Montoros vein systems have been explored by pits and some drifts in the past but no precise records could be found of the ownership before Bacis. Montoros was acquired by the Gutierrez family, the owners of Bacis, in 1967. Bacis was concentrating on opening its Bacis mine, but retained the Montoros project. In late 1992, Bacis started surface mapping and sampling in the Montoros area until mid-1993. The surface work included chip sampling at 50 meter intervals along vein structures and sampling underground at about 30 meter intervals. Quartz samples were collected at 100 meter intervals for a geochemical study. No comprehensive report was prepared on the work program and the results are found on plans and in memo form.

Capstone optioned the Montoros property in October 2003 as part of a six property package. The management of Capstone retained Peter Christopher & Associates Inc to prepare a technical report on the Montoros Project. The writer visited the Montoros property on September 13th and October 7th 2003 in order to evaluate the project and qualify to prepare a technical report in the form required by NI 43-101.

8.2Historical Mineral Resource and Mineral Reserve Estimates

The Montoros vein systems were sampled on surface and in available underground workings by Bacis from late 1992 to mid-1993. Bacis then estimated resources for the Montoros Project that are presented in Table 8.1. The writer has revised categories, changed categories and removed totals to comply with NI43-101. The writer has reported the Bacis proven and probable reserves as measured and indicated resources to conform to classifications recommended in 43-101 and suggested by the CIM. The Bacis reserve figures have not been the subject of a recent feasibility study or quality evaluation and the writer is presenting the vendor's historic estimates that are not considered to be current reserves or resources for the Montoros Project and should not be relied upon. The writer has summarized and modified the Bacis estimates in Table 8.1. The writer has reported the Bacis proven and probable reserves as measured and indicated resources to conform to the CIM Standards required by NI43-101. The Bacis "reserves" have not been the subject of a recent feasibility study or economic evaluation. The writer is presenting the vendor's historic estimates that are not considered to be current reserves or resources and should not be relied upon.

The "potential reserves" reported by Bacis have been modified to inferred resources by the writer. They were estimated by Bacis on the basis of the lengths of outcropping veins, their widths, and on a 300 meter dip length for the favourable zone. For estimating the success of finding ore within the favourable zone, Bacis then applied a 40% factor to this tonnage of the favorable exploration area which Enriquez (2003) stated: "is close to the percentage of success used at La Cienega mine and the Bacis mine." A similar approach is used by Luismin at the Tayoltita mine.

Table 8.1 Bacis's Historic Resources* for the Montoros Property.

CLASS**	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured & Indicated	112,700	40	3.08	144,938	11,160
Inferred	8,790,000	34	3.5	9,608,719	989,133

Bacis used US$285 for gold and US$5.10 for Ag for resource calculation. The Bacis resource figures are not current, have not been validated by Capstone and should not be relied upon.
* Reported as Reserves but Converted to Resources.
** Bacis's Proven & Probable Reserves were converted to Measured & Indicated (not clearly separated by Bacis) Resources that require confirmation. The inferred resources provide a large target for Capstone to upgrade and validate. A sampling program and drilling should be used to validate previous sampling and drilling and provide additional data to upgrade the resource quality. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated area.

9.0 GEOLOGICAL SETTING

9.1 Regional Geological Setting (Fig. 9.1)

The geology of Durango State, Mexico, is shown in simplified plan as Figure 9.1. Volcanic rocks dominate with extensive volcanic fields which hosts one of the world's largest deposits of rhyolitic ignimbrite and tuff. The volcanic rocks have been divided into an early, Lower Volcanic Group (LVG) consisting mainly of intermediate composition volcanic and volcaniclastic rocks and a later (Oligocene), Upper Volcanic Group (UVG) consisting of acid volcanic rocks. The UVG can be found in the higher areas of the Montoros property and LVG is found in the valley areas.


106°W
103°W
26°N
24°N
VENTANAS PROJECT
DURANGO
EXPLANATION
CENOZOIC-CUATERNARY
MESOZOIC-CRETACEOUS IGNEOUS INTRUSIVE
CENOZOIC-CUATERNARY IGNEOUS EXTRUSIVE
CENOZOIC-TERTIARY SEDIMANTARY
MESOZOIC-CRETACEOUS
CENOZOIC-TERTIARY IGNEOUS EXTRUSIVE
MUNICIPALITY HEADER
0 50 100 150 km
CAPSTONE GOLD CORP.
PETER CHRISTOPHER & ASSOCIATES INC.
DURANGO STATE
GENERALIZED GEOLOGY
Date: May, 2003

Figure 9.1 Generalized Geology of Durango State, Mexico After CRM (1993).

9.2 Property and Local Geology (Fig. 9.2)

The property geology of the Montoros project area has been mapped by Bacis geologists and consultants but only in a reconnaissance fashion. The geological setting and stratigraphy of the region has been established by the CRM (1992). The geology of the Montoros property does not appear to be complex with the lower area of the property occupied by Jurassic-Cretaceous meta-sedimentary rocks, overlain by the typical Terticary volcanic rocks. The majority of the sedimentary sequence consists of interbedded sandstones, shales and argillite. The upper part of the sedimentary sequence contains interbedded conglomerate. The conglomerate contains rounded sandstone, shale, volcanic rock, and quartz pebbles in a fine grained arkosic matrix.

The LVG is composed mainly of andesite flows and tuffs and associated intrusive bodies. These rocks are exposed in major drainages in the Barranca province and by erosion or faulting in other areas. The UVG rests unconformably on the LVG. In the Montoros Project, the UVG rocks aremainly of rhyolite tuff and ignimbrite with subordinate amounts of intermediate, chiefly andesitic rocks. Porhphyritic andesitic dikes related to the LVG and rhyolitic dykes related to the UVG intrude the Tertiary volcanic sequence.

9.3 Structural Geology

Veins follow fault and fracture direction with three vein types in N15°-40°W trends and one vein type trending N70°-85°E. The veins follow structural trends that have been identified by the CRM (1993) as main tectonic features of the area.

10.0 DEPOSIT TYPES

10.1 Mineral Deposit Type/Model for the Property

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to moderate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots. The nearby La Cienega vein deposit with 8.5 million tonnes of resources grading 5.5 g/t Au and 120 g/t Ag, occurs in a similar geological environment

10.2 Geological Concepts For Exploration of the Property

The concept for exploration of precious metal veins in the Sierra Madre is similar for most districts with mineralization generally in a temperature sensitive zone that has 300 to 400 meters of vertical extent and large lateral extent. The mineralization occurs in ore shoots that generally accounts for 30% to 40% of the vein area within the productive envelope. Location of the productive "ore shoots" requires understanding of the geology, geochemistry and temperature of formation of the veins.



Argentina Vein
Pericos Vein
Periquitos Vein
Rosario Vein
Los Cuervitos Vein
El Toro Vein
379000 E
380000 E
N
EXPLANATION
ANDESITE
RHYOLITE
VEIN AND DIP
MONTOROS PROJECT
GENERALISED GEOLOGIC MAP

Figure 9.2. Local Geology of the Montoros Project, Durango State, Mexico (prepared for the writer by Enriquez, 2003).

11.0 MINERALIZATION

11.1 Mineralized Zones Encountered on the Property

The Montoros project area covers a 4 km exposed trend of the NNW and ENE trending vein systems. Four vein systems have been identified in the project area: 1) N35°W veins dip 70°SW (eg. Periquitos vein); 2) N70°E veins dip 85°SE (eg. El Toro vein); 3) N15°W veins dip 56° to70°NE system cuts the Periquitos and El Toro veins (eg. Pericos and Rosario veins); and 4) N40°W veins dip 65°NE (eg. Argentina and Los Gueritos veins). Alteration consists of propylitization (chlorite-epidote-calcite-pyrite) that is more common in the LVG rocks and clay alteration near the vein tops. Mineralization occurs as argentite, native gold, electrum, and base metals. The Periquitos vein contained about 10% chalcopyritein semi-massive sulphide at the portal.

Four check samples collected by the writer were obtained from the Pericos vein. The writer's chip sampled a total of 14 meters with the best result of 479 ppb Au, 40.8 ppm Ag and 4.0% copper for 2.5 meters sample 178724. The weighted averages for the 14 meters were,410 ppb Au, 19.2 ppm Ag and 1.38% Cu. The writer's check samples are summarized in table 15.1. The writer's samples validate the presence of significant copper gold and silver values at the Pericos vein system but steep terrain and overgrown roads prevented access to the other veins.

Bacis sampling of the Rosario vein is shown in Figure 11.2. The Rosario vein is reported to have values of 12.29 g/t Au over 8.9 meters (#5) and 15.39 g/t Au over 1.4 meters (#2). The weighted average of seven chip samples collected by Bacis is 2.42 meters grading 8.85 g/t Au and 23.3 g/t Ag. Sample #5 and #2 accounts for 7.72 g/t Au of the 8.85g/t Au weighted average and suggest erratic distribution of metal values in the Rosario vein.

Bacis sampling of the El Toro vein (Figure 11.3) gave values up to 1 meter grading 7.48 g/t Au and 72 g/t Ag on surface and 1.3 meters grading 19.33 g/t Au and 118 g/t Ag from level 1625 meters. The El Toro vein sampling indicates erratic precious metal distribution that must be accounted for in sampling, analytical work and resource estimation.


SE
NW
RESOURCES
TONNES WIDTH Au Ag Cu
m g/ton %
MEASURED 5,900 1.70 1.58 21 2.58
INDICATED 28,880 1.90 1.43 17 2.37
INFERRED 1,194,800 1.60 1.46 18 2.46
PERIQUITOS VEIN
1,500 masl
EXPLANATION
MEASURED
INDICATED
INFERRED RESOURCES
SAMPLE AT SURFACE
UNDERGROUND WORKS
0 125 250 m
MONTOROS PROJECT
PERICOS VEIN
LONGITUDINAL SECTION

Figure 11.1 Section showing Pericos tunnel and location of measured and indicated resources. The writer's check samples were collected from surface at the SE end of the tunnel.



SAMPLE No	WIDTH m	Au	Ag
		gr/ton	
1	1.2	1.04	25
2	1.4	15.39	22
3	1.55	1.65	18
4	1.7	3.46	27
5	8.9	12.29	26
6	1	3.99	11
7	1.2	4.53	4

SE
NW
2,760,000 N
1
2
3
4
5 6 7
Fault
1,500 masl
EXPLANATION
DIFERRED RESOURCES
SAMPLE AT SURFACE
0
125
250 m.
MONTOROS PROJECT
ROSARIO VEIN
PARTIAL LONGITUDINAL SECTIO SURFACE SAMPLING RESULTS

Figure 11.2. Section showing Bacis chip samples from Rosario Vein.


Samples at surface
2,760,000 N
SW
NE
Level 1750
Level 1740
Level 1625
Level 1620
Level 1610
Level 1600
1500 masl
SAMPLE AT SURFACE
0 100 200 m
RESOURCES
TONNES ANCHO metre Au Ag grs./ton
MEASURED 47,410 1.85 3.70 57
INDICATED 30,380 1.80 3.45 55
INFERRED 1'030,000 1.80 3.26 52
EXPLANATION
MEASURED
INDICATED
INFERRED RESOURCES
MONTOROS PROJECT
EL TORO VEIN
PARTIAL LONGITUDINAL SECTION WITH SURFACE SAMPLING RESULTS

Figure 11.3 Section of El Toro Vein showing sampling by Bacis.

12.0 EXPLORATION BY THE ISSUER

Recent exploration on the Montoros property, conducted by Capstone, is restricted to property examinations by the writer and geologist. Luis Smith B. on October 7th 2003. The Pericos vein was the only structure that was examined and four samples collected. The access trails and roads to the workings have overgrown since Bacis's 1993 work and require clearing to obtain vein access. The writer's samples were submitted to Acme Laboratories in Vancouver for gold and silver assays and ICP analyses.

13.0 DRILLING

The Montoros property has not been the subject of a drilling program. Vein exploration prior to Bacis was conducted by short drifts on the vein.

14.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

14.1 Sampling Personnel and Security

Montoros drill data is from samples collected by Bacis personnel and consultants. The writer has met a number of personnel that have worked for Bacis and found them to be capable professional geologists and engineers. The writer has no reason to doubt the Bacis results, but reporting and description of sampling methods were not conducted to standards recommended by NI 43-101.

14.2 Sample Preparation and Analytical Procedures

Reports on the Montoros project contain little discussion of analytical procedures or laboratories. Assay sheets indicate that Montoros analyses were completed by both Bacis and contract laboratories. The writer feels that some blind samples should be used for all samples prepared for analyses. The writer recommends that sampling conducted by Capstone follow recommended standards as outline by the CIM Exploration Best Practices Guidelines. The writer's samples were secured in his luggage and personally delivered to Acme Laboratories in Vancouver for analyses by 30-element ICP-ES and fire assay of one assay ton. Capstone has initiated a comparison of laboratories to determine a suitable Mexican preparation facility, but intends to conduct analyses in Vancouver at Chemex or Acme if practical.

15.0 DATA VERIFICATION

15.1 Quality Control and Data Verification

The writer conducted a field examination of the Montoros Property on October 7th 2003. The field examination included examination of the Pericos surface and underground areas. The writer collected four rock samples to initiate verification by Capstone.

15.2 Verification of Sampling and Analytical Data by Author (Figures 11.1; Table15.1)

The writer toured the Montoros property with Bacis consulting geologist Luis Smith B. on October 7th 2003 and collected four surface samples from the Montoros project area. The samples were well mineralized and support the presence of significant grades, but are from a small area of one of several veins. The writer's samples are located on Figure 11.1 with results summarized in Table 15.1.

Table 15.1 Writer's Check Samples from the Montoros Property.

Sample	Type	Width	El. (m.)	%Cu	Au ppb	Ag ppm	Comments
178718	chip	4.0m	1605	0.92	768	19.8	Sil. & Pyritic Andesite; 5% QV
178719	chip	4.0m		0.89	180	14.0	From 718 to portal; similar rock
178720	chip	2.5m		4.00	479	40.8	Across Adit Portal
178721	chip	3.5m		0.60	213	9.0	Weakly pyretic footwall Andesite

16.0 ADJACENT PROPERTIES`

16.1 Relevant Data on Adjacent Properties

Capstone holds several vein type prospects in the Sierra Madre Occidental of Mexico (Figure 3.1) with exploration presently underway at the Ventanas Property, and exploration of the Cozamin, Promontorio, Claudia, Copala, and Montoros properties pending approvals and financing. All of the properties have vein type characteristics and are situated in similar geological, tectonic and physiographic environments. Experience gained by Capstone and Capstone's staff should expedite work on properties. The Bacis Mine owned by Bacis and the Tayoltita Mine owned by Luismin are significant gold and silver vein mines located 20 km east and 40 km southeast of the Montoros project, respectively.

17.0 MINERAL PROCESSING AND METALLURGICAL TESTING

17.1 Mineral Processing and Metallurgical Testing

No metallurgical testing has been conducted by Bacis or Capstone on the Montoros property.

18.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

18.1 Mineral Resource Estimates (Figure 18.1)

At the present time the Montoros Project does not contain significant measured and indicted resources. The Montoros Project area has excellent targets along strike and dip of known mineralized veins to develop additional resources needed for a viable operation. The historic resources presented in section 8.2 are not current, need validation and based on methods that work at the Bacis, Tayoltita and La Cienega.mines The writer has not confirmed sufficient vein extent or grade to present estimates other than historic estimates found in section 8.2.

18.2 Mineral Reserve Estimates

The Montoros property is an exploration stage property with a number of promising veins but insufficient exploration to conduct a pre-feasibility study necessary to make reserve estimations.

19.0 OTHER RELEVANT DATA AND INFORMATION

The writer is not aware of any data not included in this report that would make the report misleading or would influence the writer's opinion that the property warrants the recommended basic Stage 1 geological and geochemical assessment. In the writer's opinion, the Stage 1 program is a worthwhile investment for Capstone.

20.0 INTERPRETATION AND CONCLUSIONS

20.1 Conclusions and Recommendations

Montoros has road access with large inferred resources based on the extent of vein material known. Further sampling of workings and drilling has good potential for definition of significant resources necessary to support a moderate size mine. The Montoros project is situated within the belt of gold- silver vein mines and significant prospects in Sierra Madre Occidental province of Mexico (Figure 3.1). Deposits like the Bacis and Tayoltita mines in Durango State and vein type deposits of the Zacatecas and Fresnillo districts in Zacatecas State demonstrate the importance of these deposits in the Sierra Madre of Mexico.

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to moderate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots. The main vein structures, in the Montoros project area, have NW and NE trends that allows a number of veins to intersect and produce well mineralized shoots. Location of a number of vein intersections during Stage 1 will provide encouragement for a Stage 2, success contingent, drilling program.

21.0 WORK RECOMMENDATIONS

21.1 Summary Recommendation of Two Stages of Work

The writer recommends an initial, US$100,000 Stage 1 program of access improvement, grid construction, geological mapping and vein sampling to validate previous sampling and identify favorable areas for success contingent Stage 2 drilling. A formal report should be prepared with data collected by Bacis stored in retrievable form.

A success contingent Stage 2 program of 1,500 meters of resource definition drilling on the Montoros vein systems and an environment assessment is estimated to cost US$300,000, details of the budget should be reviewed and adjusted based on Stage 1 experience. If drill site preparation requires underground drifting, the budget estimate will increase significantly.

21.2 Recommendation of Stage One Work

A budget estimate of US$100,000, for the recommended Stage 1 program of road improvement, grid construction, geological mapping and geochemical sampling for drill site selection is recommended.

21.3 Recommendation of Stage Two Work

A success contingent Stage 2, 1,500-meter drill program of resource validation and upgrading is estimated to cost US$300,000, but if underground drill access is required, a revised budget estimate will be necessary.

21.4 Opinion that Property is of Sufficient Merit to Justify Work Recommended

In the writer's opinion, the character of the property is of sufficient merit to justify the recommended Phase 1 program, and the program represents a worthwhile investment by Capstone.

TABLE 21.1. SUMMARY OF WORK PROGRAM AND BUDGET FOR STAGE 1 WORK PROGRAM ON MONTOROS PROPERTY, DURANGO STATE, MEXICO (Recommended and Warranted)

Drill Holes	Description	Total Length	Estimated Cost
Project Preparation			5,000
Grid and trails			5,000
Room & Board			5,000
Road Repair			5,000
Personnel			20,000
Sampling &			5,000
Geochemical Cost			10,000
Travel			5,000
Vehicles			5,000
Supplies & Eqip.			5,000
Permitting, Claim Fees, Legal			5,000
Reporting & Engineering			10,000
Management			10,000
Contingency			5,000
FirstStage Total in US Dollars			$100,000

TABLE 21.2. SUMMARY OF WORK PROGRAM AND BUDGET FOR STAGE 2 WORK PROGRAM ON MONTOROS PROPERTY, DURANGO STATE, MEXICO (Success Contingent)

Drill Holes	Description	Total Length	Estimated Cost
Project Preparation			5.000
Access & Site Prep.			50,000
Diamond Drilling	10-15 holes	1500m	120,000
Personnel			20,000
Travel			10,000
Room and Board			10,000
Vehicles			10,000
Supplies & Eqip.			5,000
Geochemical Cost			10,000
Permitting,Claim Fees, Legal			10,000
Environmental Program, Reclamation			10,000
Engineering & Reporting			10,000
Management & Office			20,000
Contingency			10,000
Second Phase Total in US Dollars			$300,000

22.0 REFERENCES AND SOURCES OF INFORMATION

Cardenas Vargas, J., Carrasco Centeno, M., Sanenz Reyes, R., and Macedo Palencia, R.,1993.Monografia Geologico-Minero del Estado de Durango. For Consejo de Recursos Minerales, Publication M-10e.

Cardenas Vargas, J., Paraga Perez, J. de J., Merida Montiel, R., Macedo Palencia, R., and Rodriguez Salinas, J. de J., 1992. Geological-Mining Monograph of the State of Zacatecas.. for Consejo de Recursos Minerales, Pub lication M-2e..

Christopher, P.A., 2003, Technical Report on Proposed Exploration Ventanas Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated May 9, 2003.

Christopher, P.A., 2003a, Technical Report on Proposed Exploration Promontorio Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated November 28, 2003.

Christopher, P.A., 2003b, Technical Report on Proposed Exploration Montoros Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated December 1, 2003.

Christopher, P.A., 2003c. Technical Report on the Tejamen Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003, revised September 22, 2003 and October 1, 2003.

Christopher, P.A., 2003d. Technical Report on the San Lucas Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003, revised September 22, 2003 and October 1, 2003.

Christopher, P.A., 2003e. Summary Report on the Parrilla Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003f. Summary Report on the Mezquital Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003g Summary Report on the El Sol Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003h. Summary Report on the Chalchiuites Silver Property, Zacatecas State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003i. Technical Report on Proposed Exploration Claudia Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated December 1, 2003.

Enriquez, E. 2003. Montoros Project. Executive Summary prepared for Bacis.

Enriquez, E. 2003a. Various Personal Communications and Summary Figures on the Montoros project.

Johnson, B., Montante, A., Kearvell, G., Janzen, J., and Scammell, R., 1999. Geology and Exoloration of San Nicolas Polymetallic (Zn-Cu-Au-Ag) Volcanogenic Massive Sulphide Deposit. In VMS and

Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Moore, R., 1999. Geology and Development of the La Colorada Ag-Pb-Zn Deposit, Zacatecas State, Mexico. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Ponce S., B.F., and Clark, K.F., 1988. The Zacatecas Mining District: A Tertiary Caldera Complex, Associated with Precious and Base Metal Mineralization. Econ. Geol. V. 83, No. 8, pp. 1668-1682.

Smalwood, R., and Enriquez, E., 2003. San Dimas District, Durango, Mexico. Abstract for presentation at Cordilleran Roundup, pp.17-19.

23.0 SIGNATURE, STAMP AND DATE

Signed and stamped at Vancouver, B.C., this 4th day of December 2003.

PeterA. Christopher, PhD, P.Eng.

24.0 CERTIFICATE

I, Peter A. Christopher, with business address at 3707 West 34th Avenue, Vancouver, British Columbia, do hereby certify that:

1. I am a Consulting Geological Engineer registered (#10,474) with the Association of Professional Engineers and Geoscientists of British Columbia since 1976.
2. I am a Fellow of the Geological Association of Canada.
3. I hold a B.Sc. (1966) from the State University of New York at Fredonia, a M.A. (1968) from Dartmouth College and a Ph.D. (1973) from the University of British Columbia.
4. I have been practicing my profession as a Geologist for over 35 years and as a Consulting Geological Engineer since June 1981. I have authorized over 200 qualifying engineering and exploration reports, and over 20 professional publications. I have work experience in most areas of the United States, Canada, Papaua New Guinea, Madagascar, Mexico and several other Latin American countries. As a result of my experience and qualifications, I am a qualified person as defined in National Instrument 43-101.
5. I have no direct or indirect interest, nor do I expect to receive any, in the properties or securities of Capstone Gold Corp. I am independent of Capstone Gold Corp. in accordance with the application of Section 1.5 of National Instrument 43-101.
6. I have based this report on previous exploration experience in the Durango area, on a review of reports listed in the references and sources of data section and on a personal examination of the Montoros Project area with consulting geologist Luis Smith B. on October 7th 2003 for about 4 hours.
7. I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, of which the omission to disclose would make this report misleading.
8. I have read National Instrument 43-101, Form 43-101F1 and believe my report is in compliance with National Instrument 43-101.
9. I consent to the filing of the Technical Report by Capstone Gold Corp. with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated at Vancouver, British Columbia, the 4th day of December 2003.

Peter A Christopher PhD, P.Eng.

PETER A. CHRISTOPHER, Ph.D., P.Eng.
Consulting Geologist
3707 West 34th Avenue
Vancouver, BC
Telephone (604) 263-6152

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX

I, Peter A. Christopher, do hereby consent to the filing, with the regulatory authorities referred to above, of the following technical reports:

Technical Report on Initial Resource Estimates (With Exploration Update), Cozamin Project, Zacatecas State, Mexico, dated October 31, 2005;

Technical Report on Proposed Exploration, Copala Project, Sinaloa State Mexico, dated May 31, 2005 (drilling program updated October 1, 2005);

Technical Report on Proposed Exploration, Claudia Project, Durango State, Mexico, dated May 27, 2005;

Technical Report on Proposed Exploration for the Promontorio Property, State of Durango, Mexico, dated May 28, 2005; and

Technical Report on Proposed Exploration, Montoros Project, Durango State Mexico, dated December 4, 2003
(collectively, the "Technical Reports").

Additionally, I consent to the written disclosure of the Technical Reports and of extracts from or summaries of the Technical Reports in the written disclosure in the Annual Information Form of Capstone Gold Corp., for the fiscal year ended August 31, 2005 (the "AIF").

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Reports or that the written disclosure in the AIF contains any misrepresentations of the information contained in the Technical Reports.

Dated: [illegible], 2005

Signature of Qualified Person

Peter A. Christopher, Ph.D., P.Eng.
Print name of Qualified Person

[Seal or Stamp of Qualified Person]

PROFESSIONAL ENGINEER PROVINCE OF BRITISH COLUMBIA P. A. Christopher

1.0 TITLE PAGE

TECHNICAL REPORT ON PROPOSED EXPLORATION FOR THE PROMONTORIO PROPERTY, STATE OF DURANGO, MEXICO

LOCATION

MUNICIPALITY OF EL ORO

(Centered near: 25°13'36"N, 105°08'45"W)

Mining Concessions Totaling 1,914.59 hectares

OWNER

Grupo Basis, S.A. de C.V.

By

Peter A. Christopher, PhD, PEng

PETER CHRISTOPHER & ASSOCIATES INC.

3707 West 34th Avenue

Vancouver, B.C., CANADA V6N 2K

Dated

May 28, 2005

For

CAPSTONE GOLD CORP.

&

SILVERSTONE RESOURCES CORP.

Suite 401 – 750 West Pender St.

Vancouver, BC V6C 2T8

3.0 SUMMARY

3.1 Property Description (Figure 3.1)

The Promontorio project, consisting of 18 exploitation concessions and 13 exploration claims, covers about 1867 hectares in the El Oro Municipality, Promontorio district in Durango State, Mexico. The property covers several gold-silver bearing veins with the main Promontorio and Pericos veins estimated to have historic production in the 1930's of 250,000 tonnes of 3,500 g/t silver and 20 g/t gold. The narrow, high-grade veins have been traced for more than 2km but exploration and development has mainly been conducted in a small area of the project. Capstone Gold Corp. (Capstone) holds an option to acquire 90% of the Promontorio property. The Promontorio Property is owned by Minas Basis, S.A. de C.V. (Basis) and optioned to Capstone Gold Corp. ("Capstone"). Capstone plans to vend the Promontorio Project and other silver projects to a new company called Silverstone Resources Corp. ("Silverstone").

The property requires further stage one mapping and geochemical sampling to validate exploration targets and define drill targets to upgrade, expand and validate resources carried by Grupo Basis, S.A. de C.V, the vendor.

3.2 Property Location and Access

The Promontorio Project is located in the Promontorio mining district, Municipality of El Oro, Durango State, Mexico at coordinates 25°13'36"N latitude and 105°08'45"W longitude. The property consists of 31 concessions covering about 1867 hectares in 1:250,000 map G13-8

Access is via paved highways No 45 and No 23 through the town of Guadalupe Aguilera to the town of Jose Maria Morelos (Between Nuevo Ideal and Santiago Papasquiaro). From Morelos, dirt roads extend to Plestina (11 km), then to San Ignacio (12 km), La Campana (9 km), El Encinal (10 km), and to Promontorio (24 km)

3.3 Property Ownership

The Promontorio Property is 100% owned by Grupo Basis, S.A. de C.V. (Basis) with Capstone Gold Corp. (Capstone) holding and option to earn a 90% interest in the property. The Promontorio property is one of the five advanced projects and one early stage project being acquired from Basis. Capstone is required to pay Basis US$250,000 in cash (paid) and 3 million shares of Capstone (1 million on the date approved by the TSX Venture Exchange (paid), and 1 million shares on each of the first (paid) and second (pending) anniversary dates of approval). Capstone must conduct US$10,000,000 in exploration and development expenditures on the property package over 5 years, of which a minimum of US$1 million in exploration and development expenditures must be spent within the first year (spent). Basis shall maintain a free 10% beneficial interest in all of the projects up to full feasibility. Upon a positive production decision, Basis can maintain their 10% ownership interest by funding 10% of the production cost or be reduced to a 1.5% N.S.R. (Net Smelter Royalty). Also, Basis maintains a 1.5% N.S.R. on the Promontorio and other projects. Capstone has the first right of refusal to buy back part or all of Basis's 10% ownership and N.S.R. subject to buyback provisions.


UNITED STATES
Hermosillo
Chihuahua
Claudia
Promontorio
Montoros
Durango
Martha
Cozamin
Mazatlan
Zacatecas
Copala
Guadalajara
Mexico City
MEXICO
Gulf of Mexico
Pacific Ocean
0 200 400 km
Au-Ag Mine Districts and Projects Along The Sierra Madre
1 Dolores
2 Mulatos
3 Moris
4 El Sauzal
5 Topia
6 La Cienega
7 Guadalupe de Los Reyes
8 Bacis
9 Tayoltita
10 Bolaños
11 Guanajuato
12 Pachuca
13 San Sebastian
Sierra Madre Occidental
G
Capstone Gold Corp
PROJECTS IN MEXICO

Figure 3.3 Location of the Promontorio and Five Other Capstone Projects in the Sierra Madre Mountains of Mexico. Mines and Mining Districts are Shown for Reference and are not Capstone Projects. Capstone completed work on Ventanas in 2004 and returned project to Luismin. The Martha is part of the Copala project.

3.4 Property Geology and Mineralization

The areas of interest generally form a radial-trending zone of weak argillic alteration nearly 7 km long and 6 km wide. It is hosted mainly by unaltered rhyolitic tuff of the Upper Volcanic Group. The Lower Volcanic Group can be found in the valley area near El Salitre, northwest of Promontorio. This belt of weak alteration can be the result of the intrusion of numerous high-level stocks, domes and dikes of dacitic to rhyolitic composition.

Promontorio, Promontorio del Bajo, Pericos, Panteón Jardin, Medio Celo, and Margaritas veins are associated with radial structures in the Promontorio district. Pericos and Promontorio veins have been traced for over 2 km. A second vein system, including Dolores, Atravezada and El Aguila, are annular in form and probably associated to ring fractures caused by the emplacement of rhyolitic domes. Vein thickness varies from 0.4 to 1.5 meters. Pinching and swelling is common and rhythmic banded and breccia textured veins are found.

Mineralization is represented mainly by silver sulfides, native silver (supergene), electrum, and base metals (lead and zinc mostly). Iron and manganese oxides stain the quartz. Argillic alteration and sericitization are very weak at Promontorio. Silicification in the hangingwall and footwall of veins is common with intense fine-grained altered zones generally following faults. These veins appear to have formed at relatively low temperatures, and vein temperature zoning might provide a guide to better grade mineralization.

3.5 Exploration Concept

The Promontorio Property contains several low sulphidation epithermal veins with significant historic production and exploitation on the Promontorio and Pericos veins. The veins have been mined over and explored over a short interval of their known strike length. Evaluation of geological setting, a fluid inclusion study and further geochemical sampling should be conducted for drill target definition.

3.6 Status of Exploration Development and Operations

Mr. Joaquin Cisneros discovered the Promontorio veins in 1869 with minor exploration and exploitation of the veins until 1935, when the first lixiviation-amalgamation and cyanidation plants were installed in the district. Problems with the union lead Mr. Cisneros to cede the rights of the property to the union, who operated the mine until 1946. In 1965 the Sunshine Mining Company (Sunshine), an American company, explored the area of the Pericos vein. By re-sampling the old mine Sunshine obtained resources that are reported by Basis. The only two veins with significant exploitation in the district are the Promontorio and Pericos, with an estimated production by Enriquez (2003) of 250,000 tonnes grading about 3,500 g/t silver and 20 g/t gold.

In 1983 Minas Argenta, S.A. de C.V. bought the properties from Mr. Carlos Echenique, who obtained the rights after the end of the operations by the union. Basis has carried the operation as an exploration project since 1983 and included the project in a package of properties optioned to Capstone in October 2003. The writer and consulting geologist Luis Smith B. examined the property on October 6th 2003 in order to obtain check samples and qualify to prepare a technical report for the Promontorio Project. The six rock chip samples collected by the writer are summarized in the following table. The

writer conducted a site examination with contract geologist Ruben Arzate on May 4th, 2005 to update the technical report r\writer's site examination and to review Stage 1 exploration conducted by Capstone.

Table 3.1 Writer's Check Samples from the Promontorio Property.

Sample	Type	Width	UTM-GPS. Lat/Long	El. (m.)	Au G/t	Ag G/t	Comments
178713	chip	0.8m		2515	0.51	418.3	Promontorio V. Mn rich;
178714	chip	1.0m	2789944N 0486984E		0.32	389.4	Promontorio V. Banded QV Mn Stain
178715	chip	1.3m	"		1.19	547.1	10m N from 178714 130° steep; 1.91% Pb
178716	chip	0.7m	25°13.740N 105°07.474W	2630	1.74	611.8	V.Pericos Sample between stopes
178717	chip	1.0m	0423375E 2645725N		1.47	439.2	5m S of 178716
178718	chip	2.8m		2640 m	0.12	59.7	Atravezada V.

The writer's samples are from surface material left by previous miners, but indicated that some excellent grade remains in the mined areas of the Promontorio and Pericos veins. Sampling by Bridge and Arzate (Bridge, 2004) produced results consistent with historic grades with surface sampling of the previously mined southern portion of the Promontorio vein reported by Bridge to have returned 261 to 1430 g/t Ag and 0.20 to 4.03 g/t Au over 0.20 to 0.55m widths. A grab sample by Bridge from subcrop east of the Margrita vein returned 4.6 g/t Ag and 7.77 g/t Au and warrants further evaluation.

From sampling of the workings by Sunshine Mining, and limited check sampling, Basis's estimated resources for the Claudia that are presented in Table 3.1. The writer has revised categories, changed categories and removed totals to comply with NI43-101. The Basis estimates have not been validated by Capstone and are not current estimates. Validating and upgrading of the Basis estimates provides an advanced exploration target for Capstone.

Table 3.2. Basis's Historic Resources Estimates* for the Promontoria Property.

CLASS	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured	23,182	360	1.19	244,161	807
Indicated	14,575	417	1.24	177,814	529
Total M&I	37,757	382	1.21	421,975	1,336
Inferred	1,100,000	370	1.18	11,907,396	37,975

*Basis, the vendor to Capstone has carried historic reserves, reported as resources to comply with NI 43-101 and inferred resources. The figures are not current, have not been validated by the writer or Capstone, and should not be relied upon. Basis estimates a volume of rock within a 300 to 400 vertical interval that is found to contain economic mineralization at a number of producing mines in the Sierra Madre Mountains of Mexico (eg. Basis and Tyaoltita mines). After establishing the tonnage, a grade is applied using available sample results, and in areas of insufficient sampling, Basis called the estimated tonnage of mineralized material a potential reserve. These potential reserves have been converted to inferred resources to conform to NI43-101categories but could be called geological potential and removed from the resource table and discussed as an exploration target.

In April and May of 2004, contract geologist Dane Bridge and Ruben Arzate mapped and sampled at Promontorio for 20 days, April 30 to May 22 and for 18 days, May 3 to May 22 respectively. An area 3.5km east-west by 3.6km north-south was mapped and sampled. A total of 97 rock samples, 65 soil samples (collected June 11 and 12, 2004) and sixteen stream silt samples were collected. Rock samples were from surface outcrops, mainly in the southern, road accessible area of the property. Soil sampling was done to check for extensions of mineralized areas. Veins were found to extend away from road access to the north were little development has occurred. Further Stage 1 prospecting to the north is required and may best be conducted from a fly camp.

3.7 Conclusions and Recommendations

The history of production at Promontorio is significant with production stopped because of low metal prices and labor problems. Previous production occurred mainly in ore-shoots on the Promontorio and Pericos veins at flexure or dilation zones. The veins, associated with a dome structure, are narrow but carrying good grades. Bulk tonnage precious metal deposits are associated with dome structures, and this possibility should be evaluated.

Surface mapping and sampling of structures and rocks and a completing a rock geochemical program completed in 2004 has provided results consistent with historic grades. The northern part of the Promontorio property lacks road access but should be checked for targets with larger potential and possible vent areas with bonanza grade mineralization. Potential remains for a small to moderate size, high-grade precious metal operation that warrants further Stage 1 geological and geochemical studies along the northerly, less accessible vein trends.

A recommended Stage 1 program of further geological and geochemical assessment along northerly vein extensions is estimated to cost US$40,000. A success contingent, 1,500 meter, Stage 2 drill program is estimated to cost $260,000.

3.8 Opinion that Property is of Sufficient Merit to Justify Work Recommended

The writer's opinion, the character of the property is of sufficient merit to justify the recommended Stage1 program, and the program represents a worthwhile investment by Capstone.

4.0 INTRODUCTION AND TERMS OF REFERENCE FOR THIS REPORT

4.1 Terms of Reference and Purpose

This Technical Report, requested by Capstone Gold Corp. ("Capstone") and Silverstone Resources Corp. ("Silverstone"), is to propose an exploration program to validate and further define resources on the Promontorio Gold/Silver Property in Durango State, Mexico. The report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1, and is for supporting documentation to be filed with the British Columbia Securities Commission and the TSX Venture Exchange

4.2 Source of Information and Data

The majority of the information for this report came from reports and documents listed under the References and Sources of Information section of this report. The data was collected mainly by employees of Basis with some data collected by Consejo de Recursos Minerales (CRM) personnel. Capstone's stage 1 work supports historic grades obtained by previous operators (Bridge, 2004). The writer believes that competent personnel were used for fieldwork and sampling. Most of the analytical results from historic reports were obtained from Mexican laboratories and reporting of analytical procedures is generally not to NI 43-101 standards. Capstone's QA/QC program is considered to meet industry best practice standards recommended by the CIM.

The writer personally examined the geological setting of the Promontorio Property and reviewed the geological setting with Basis consulting geologist Luis Smith B. The writer has made several other property examinations in the State of Durango and participated in a recent tour of the Tayoltita and Basis mines that provided the writer insights into geological and structural controls of mineralization in the region.

4.3 Field Involvement of Qualified Person (author)

The author of this report spent from 11:00AM to 6:30PM on October 6th`, 2003 traveling from city of Durango to the Promontorio Property and about 4 hours on a personal examination of the Promontorio Property. Basis consulting geologist Luis Smith B. accompanied the writer and his knowledge of access, workings and property geology expedited the examination. Mr. Smith had previously managed exploration of the Promontorio Property for Basis. The writer examined the main Promontorio and Pericos veins and obtained six check samples from mineralized vein material that was considered too low grade for previous mining operations.

On May 4th, 2005 the writer and Capstone contract geologist Ruben Arzate conducted a site examination to review stage 1 work by Capstone and to update the qualified person and author of a technical reports site examination.

5


Tucson
El Paso
USA
Zacatecas State
Pacific Ocean
Mexico City
Guatemala
0 200 400 km
PROMONTORIO PROJECT
LOCATION MAP
Promontorio Project
Cañas
El Salitre
Sandias
Corrales
Pascuales
J. Salome
Los Herrera
Atotonilco
Cienega
El Encinal
La Campana
San Julián
San Ignacio
Balcones
Luna
Sta. Teresa
Buena Union
El Cazadero
Juarez
SANTIAGO PAPASQUIARO
Morelos
0 5 15 km

Figure 6.1. General Location Plan for Promontorio Project, Durango State, Mexico.

5.0 DISCLAIMER

The writer is required by NI 43-101 to include description of the property title and terms of legal agreements that are presented in the following section. The writer reviewed property agreements and title documents in order to provide summaries of title and ownership. Property agreements and title documents are legal matters and should be reviewed by Capstone's and Silverstones's legal counsel. In Mexico claim locations are established by a registered Mexican mineral claim surveyor and his plan should be a legal survey of the claim area, but knowledge of claim location in Mexico does not necessarily guarantee ownership.

Some of the report figures were prepared by Capstone under the direction of the writer, and review by the writer suggests that the figures are accurate. The writer has relied on technical opinions provided by Basis mining engineer Carlos Wong, and geologist Erme Enriquez, Capstone's exploration manager and Luis Smith B. and Ruben Arzate consulting geologists for Capstone. These individuals are judged by the writer to be capable professionals but their status as a qualified person has not been validated.

6.0 PROPERTY DESCRIPTION AND LOCATION (FIGURES 6.1 & 6.2)

6.1 Property Area

The Promontorio Property, consisting of 31 applications for exploitation and exploitation concessions covering about 1867 hectares (Table 6.1; Figure 6.2), is situated in the Promontorio Mining District and centered near coordinates 25°13'36" latitude and 25°13'36"N, 105°08'45"W longitude in 1:250,000 map sheet G13-8 (Figures 6.1).

6.2 Property Location (Fig. 6.1)

The Promontorio Property is situated in the Promontorio Mining District, El Oro Municipality and centered near coordinates 25°13'36" latitude and 25°13'36"N, 105°08'45"W longitude in 1:250,000 map sheet G13-8 (Figures 6.1 and 6.2). The Promontorio mining district is located 140 km NNW of the city of Durango, Durango State, Mexico in 1:250,000 map G13-8.

6.3 Description of Claims (Fig. 6.3)

The locations of concessions that comprise the Promontorio property are shown on Figure 6.3 that was complied by Basis from plots by a registered Mexican mineral claim surveyor. Claim data is summarized in Table 6.1 and summarized in the legal agreement. The concessions, converted to exploitation concessions, extend for 50 years and require annual bi-annual mineral tax payments in December and June. The 2005 taxes are about U.S. $ 18,617.

6.4 Claim Title

Grupo Basis, S.A. de C.V. or a previous property owner has held key concessions through the six-year exploration period and these claims are now in the exploitation stage. The remaining exploration claims will require conversion to exploitation claims on July 15, 2004. Basis is the only active mining

company in the Promontorio Mining District but ground in the district is held by others (Figure 6.2) and informal miners were hand-sorting ore for shipment at the time of our site examination. The writer has examined documents that suggest 100% ownership of the Promontorio property by Basis, but ownership is a legal matter and a title opinion should be obtained.

6.5 Legal Survey

Mexican mining law requires a registered Mexican Mineral Claim Surveyor be retained to provide certified plan of a mineral claim location. The Promontorio property concession plans (Figure 6.3), compiled by Basis, was drafted from the registered surveyor's plots. The knowledge of the exact location of a mineral claim may not be a guarantee of ownership and a title opinion should be obtained.

6.6 Location of Mineralization and Workings (Figures 6.3, 9.2, & 10.1)

The mineralization in the Promontorio project area is associated with a radial zone of weak argillic alteration suggested to be nearly 7 km long and 6 km wide (Enriquez, 2003). The radial pattern is suggested by NNW, NW and WNW trending SW dipping veins with most of the project areas production and working on the NNW trending Pericos and NW trending Promontorio veins (Figures 6.3, 9.2 & 10.1). A number veins with NNE to ENE trends (Medio Cielo, Atravesadas, Veta Dolores, Margaritas and El Aguila) of additional veins and splays of veins have been mapped by the CRM (1993) and by Basis (Figure 9.2).

6.7 Terms of Agreements

In October 2003 Capstone Gold Corp. (Capstone) entered into an option agreement with Basis to acquire the Promontorio Project and five other Basis exploration projects. Capstone can earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (completed). Capstone must pay US$250,000 (paid), issue 1 million common shares to Basis on the approval date of the Joint Venture by the TSX Venture Exchange (issued), and 1 million shares on the anniversary date of approval for the next two years (2nd year paid 3rd year pending). The Promontorio Project area requires government fee payments on the mining concessions. The 2005 taxes, payable at the end of June and December, total about U.S.. $18,617.

6.8 Environmental Liabilities

The writer is not aware of any environmental liabilities related to the Promonrorio property but tailings are present at the Hacienda Santa Ines mill site and a number of the workings have old dumps. The veins are characteristically low or moderate sulfidation and acid mine waters should not be a serious problem. Limestone is one of the main units found east of the Promontorio area and material to neutralize mine drainage should not be expensive to obtain. Baseline environmental studies and evaluation of the tailing area should be conducted as part of the recommended Stage 1 program. The area has a very low population at the present time but improvement of the road for exploration or mining could attract residence and increase water quality concerns.

6.9 Required Permits

The Promontorio Project area has drilling and exploitation permits. The Mexican mines department should be notified of proposed drill programs and underground development. A baseline monitoring system should be initiated to provide background on water quality from existing mines, dumps and tailings areas on the property


LOS GUATES VEIN
PERICOS VEIN
PROMONTORIO VEIN
PANTEON JARDIN VEIN
2795000 - N
2792500 - N
2790000 - N
2787500 - N
No TITLE NAME OF THE CLAIM
1 Nuevo Promontorio Fracc 1 N
2 Ampl. De Pabluleros
3 Pabileros
4 Los Angeles
5 La Campana Dos
6 Nvo. Promontorio Fracc. 9 sur
7 Medio Celo
8 La Perica
9 Ampliacion de Margarita
10 Margarita
11 Amp. Los Angeles
12 N. promontorio Fracc. 3 Nte.
13 La Constancia tres
14 N. Promontorio Fracc. 5 Sur
15 El Jardín
16 Guadalupe Dos
17 Promontorio
18 El Meson
19 La Constancia Dos
20 La Constancia
21 La Esmeralda
22 N. Promontorio Fracc. 2 Nte.
EXPLANATION
BACIS CLAIMS
THIRD PARTIES CLAIMS
VEINS SHOWING THE DIP
PROMINTORIO PROJECT
MINING CONCESSIONS
0 2.5 km
Metre

Figure 6.2 Claim Plan for Promontorio Property, Durango State Mexico. A number (9) of fractional claims that fill in small areas are not shown on Basis's compilation plan.

Table 6.1 Pertinent Claim Data, Promontorio Project, Durango State, Mexico.

CLAIM	SURFACE	CLAIM	TITLE	ISSUED	EXPIRY	MUN
EXPLOITATION APPLICATION						
PROMONTORIO TRES FRACC. 1 NORTE	39.6720	13987	207924	7/31/98	*30/07/2004	STGO. PAPASQ
PROMONTORIO TRES FRACC. 2 SUR	25.2021	13987	207925	7/31/98	*30/07/2004	STGO. PAPASQ
PROMONTORIO TRES FRACC. 3	0.7888	13987	207926	7/31/98	*30/07/2004	STGO. PAPASQ.
NORTE REDUCCION NUEVO PROMONTORIO FRACCIÓN	455.2856	2149	215316	7/16/98	*14/07/2004	STGO. PAPASQ
NUEVO PROMONTORIO FRACCIÓN NORTE	9.5226	13930	207792	7/16/98	*15/07/2004	STGO. PAPASQ.;
NUEVO PROMONTORIO FRACCIÓN 3 NORTE	143.2914	13930	207793	7/16/98	*15/07/2004	STGO. PAPASQ.;
NUEVO PROMONTORIO FRACCIÓN 4 SUR	0.4192	13930	207794	7/16/98	*15/07/2004	STGO. PAPASQ.;
NUEVO PROMONTORIO FRACCIÓN 5 SUR	150.2543	13930	207795	7/16/98	*15/07/2004	STGO. PAPASQ.;
NUEVO PROMONTORIO FRACCIÓN 6 SUR	0.6757	13930	207796	7/16/98	*15/07/2004	STGO. PAPASQ.
NUEVO PROMONTORIO FRACCIÓN 7 SUR	2.1632	13930	207797	7/16/98	*15/07/2004	STGO. PAPASQ
NUEVO PROMONTORIO FRACCIÓN 8 SUR	1.1910	13930	207798	7/16/98	*15/07/2004	STGO. PAPASQ
NUEVO PROMONTORIO FRACCIÓN 9 SUR	0.2710	13930	207799	7/16/98	*15/07/2004	STGO. PAPASQ
NUEVO PROMONTORIO FRACCIÓN 10 SUR	0.4739	13930	207800	7/16/98	*15/07/2004	STGO. PAPASQ
EXPLOITATION CLAIMS						
LA PERICA	10.4886	8472	157830	11/24/72	23/11/2022	STGO. PAPASQ
GUADALUPE DOS	7.7299	9603	161487	4/25/75	24/04/2025	STGO. PAPASQ
PROMONTORIO	84.8706	9558	165328	9/20/79	19/09/2029	STGO. PAPASQ
PERICA DOS	13.1547	8624	167541	11/18/80	17/11/2030	STGO. PAPASQ
MARGARITA	15.9585	1/1-93	179760	12/15/86	14/12/2036	STGO. PAPASQ
MEDIO CELO	11.2325	722	185884	12/14/89	13/12/2039	STGO. PAPASQ

LA CAMPANA 2	15.0000	248	186265	3/22/90	20/03/2040	STGO. PAPASQ;
AMPL. DE PABILEROS	200.0000	249	186875	5/17/90	15/05/2040	STGO. PAPASQ;
LA ESMERALDA	74.9779	204	186914	5/17/90	16/05/2040	STGO. PAPASQ.
LA CONSTANCIA	16.8758	340	187590	7/5/90	4/07/2040	STGO. PAPASQ.
LOS ANGELES	77.2651	997	191056	4/29/91	28/04/2041	STGO. PAPASQ;
PABILEROS	120.0000	135	195233	8/25/92	24/08/2042	STGO. PAPASQ
LA CONSTANCIA TRES	67.2859	1011	196360	7/16/93	15/07/2043	STGO. PAPASQ.
AMPL. DE MARGARITA	2.3380	205	185468	12/14/89	13/12/2039	STGO. PAPASQ.
AMPLIACIÓNLOS ANGELES	165.1726	684	206541	1/23/98	22/01/2048	STGO. PAPASQ.
EL JARDIN	76.8310	1850	218070	10/3/02	02/10/2052	STGO. PAPASQ.
EL MENON	60.0000	2191	201614	10/11/95	*10/10/2001	STGO. PAPASQ.
LA CONSTANCIA DOS	18.5129	2192	201859	10/11/95	*10/10/2001	STGO. PAPASQ.

* EXPLORATION CLAIM HAS EXPIRED AND GRANTING OF EXPLOITATION CLAIM IS PENDING. UNTIL THE EXPLOITATION CONCESSION IS GRANTED, THE PREVIOUS EXPLORATION CONCESSION REMAINS VALID.


SE
NW
EXPLANATION
FAULT
PROMONTORIO PROJECT
LONGITUDNAL SECTION OF THE PROMONTORIO VEIN

Figure 6.6. Section Showing Workings on the Promontorio Vein, Promontorio Project, Durango State, Mexico. Writer's checks samples located with red dot.

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1 Access to the Property and Proximity to Population Center(s)

Access is via paved highways No 45 and No 23 through the town of Guadalupe Aguilera to the town of Jose Maria Morelos (Between Nuevo Ideal and Santiago Papasquiaro). From Morelos dirt roads extend to Plestina (11 km), then to San Ignacio (12 km), La Campana (9 km), El Encinal (10 km), and to Promontorio (24 km) .

General supplies and services, including banks, medical, transportation, communication and restaurants and hotels, are available at Nuevo Ideal or Santiago Papasquiaro about a 2-hour drive from the Promontorio project. Minor road repair should reduce travel time by at least a half hour and reduce equipment wear.

7.2 Topography, Elevation and Vegetation

The project is situated in the eastern part of the Sierra Madre Occidental volcanic province near the transition with the High Mexican Plateau (Alto Plano). The mine site has an elevation between 2,400 and 2,600 masl with elevation up to 3,000 meters in the project area. The area vegetation consists of abundant cactus in lower areas and oak and pine forest in the mountainous project area.

7.3 Relevant Climate and Length of Operating Season

The region is semi-arid. The climate is temperate and dry throughout the year with cooler temperatures in the winter months producing some freezing rain and snow during the period December through February. An intermittent rainy season may occur between June and October.

7.4 Availability of Surface Rights, Power, Water and Mining Personnel

The power lines of CFE's Mexican grid reach El Encinal about 30 km from the project area.

7.5 Potential Areas for Tailings Disposal, Heap Leach Pads and Plant Sites

The CRM (1993) reported that a cyanidation plant was installed at Hacienda Santa Ines, about 2.5km north of Promontorio, in 1935. The area has been disturbed by previous milling and tailings storage and should be investigated as a possible future mill and tailings site.

8.0 HISTORY

8.1 Prior Ownership and Ownership Changes

The Promontorio mine was discovered by Joaquin Contreras in 1880 (CRM, 1993) or by Joaquin Cisneros in 1869 (Enriquez, 2003) and purchased by company, Negociacion Minera de Promontorio in 1887. Until 1892 mineralization grading 7.5 kg per tonne was shipped to Fresnillo. In 1892 mineralization grading 3 kg per ton was shipped to Durango and in 1900 mineralization grading 2 kg per ton was shipped to Chinacates, Dgo. (CRM, 1993). The CRM (1993) reported that production from

December 5th 1896 to August 18th 1906 of the Promontorio mine was 170,689 kg of silver and 476 kg of gold which made the mine one of the significant producers of silver in Mexico. Production probably stopped or drastically curtailed in 1906 due to the Mexican Revolution.

The first lixiviation-amalgamation and cyanidation plants were installed at Hacienda Santa Ines in 1935 but problems with the miners union lead the property owners to cede the rights of the property to the union. The miners union operated the property until 1946.

In 1965 the Sunshine Mining Company, an American company, explored the area over the Pericos vein and by re-sampling the old workings established resources that are reported by Basis.

Basis acquired the Promontorio Property from Mr. Carlos Echenique who obtained the mineral rights after the union ceased operation. Basis has explored the Promontorio with geological mapping and geochemical sampling programs. The Basis programs were managed by Luis Smith B. On October 6th 2003 the writer examined the Promontorio property with consulting geologist Luis Smith B. to obtain check samples and to conduct the QP site examination required by NI 43-101. On May 4th, 2005 the writer examined the Promontorio property with Capstone contract geologist Ruben Arzate to review Capstone's Stage 1 exploration and to update the site examination required by the qualified person preparing a technical report.

8.2 Type, Amount, Quantity and Results of Exploration and/or Development by Previous and Current Owners (Table 8.2 and Fig. 8.2)

The writer has reviewed sampling plans that were prepared under the supervision of Basis geologist Luis Smith B. (now a capstone consultant) but has not obtained access to Sunshine Mining plans that were used for resource estimations. The writer has review the QA/QC procedures used by Capstone on all of its Mexican projects and is of the opinion that Capstone's QA/QC procedures meets industry best practice guideline outline by the CIM.

8.3 Historical Mineral Resource and Mineral Reserve Estimates

At the time of the option to Capstone, Basis was carrying the Promontorio property as an advanced exploration property with small proven and probable reserves and a larger inferred resource. Since no current economic study or feasibility study has been conducted on the property, the property has no current reserves and Basis's reserves have been reported as resources. The writer's samples have validated the presence of significant silver values in wall rock and vein extensions on surface but he has not validated underground sampling used for resource calculations by Basis, the vendor. Since the historic resources are vendor generated, not current, and not validated by Capstone, the resource figure should be considered historic information but not relied upon.

Table 8.1. Basis's Historic Resources* for the Promontorio Property.

CLASS	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured	23,182	360	1.19	244,161	807
Indicated	14,575	417	1.24	177,814	529
Total M&I	37,757	382	1.21	421,975	1,336
Inferred	1,100,000	370	1.18	11,907,396	37,975

*Basis, the vendor to Capstone has carried historic reserves, reported as resources to comply with NI 43-101 and inferred resources. The figures are not current, not NI 43-101 compliant and have not been validated by the writer or Capstone. The prices used by Basis were US$5.10 for Ag and US$285.30 for Au. Basis estimates a volume of rock within a 300 to 400 vertical interval that is found to contain economic mineralization at a number of producing mines in the Sierra Madre Mountains of Mexico (eg. Basis and Tyaoltita mines). After establishing the tonnage, a grade is applied using available sample results, and in areas of insufficient sampling, Basis called the estimated tonnage of mineralized material a potential reserve. These potential reserves have been converted to inferred resources to conform to NI43-101categories but could be called geological potential and removed from the resource table and discussed as an exploration target.

8.4 Production from the Property

The CRM (1993) reported that from December 5th 1896 to August 18th 1906 the Promontorio mine produced 170,689 kg of silver and 476 kg of gold which made the mine one of the significant producers of silver in Mexico. The only two veins with significant exploitation in the district are the Promontorio and Pericos, with production estimated by Enriquez (2003) at 250,000 tonnes of 3,500 g/t silver and 20 g/t gold.

9.0 GEOLOGICAL SETTING

9.1 Regional Geological Setting (Fig. 9.1)

The geology of Durango State, Mexico is shown in simplified plan form as Figure 9.1. Durango Volcanic field dominate the geology of Durango State with extensive volcanic fields and one of the world's largest deposits of rhyolitic ignimbrite and tuff. The extensive volcanic field has been divided into an early, Lower Volcanic Group (LVG) consisting mainly of intermediate composition volcanic and volcaniclastic rocks and a later (Oligocene) Upper Volcanic Group (UVG) consisting of acid volcanic rocks. The LVG can be found in the area of El Salitre, in the valley plain northwest of Promontorio.

The Promontorio area is part of a radial-trending zone of weak argillic alteration and quartz veining that is associated with a dome structure. The alteration, dome structure and mineralization may be the result of the intrusion of numerous high-level stocks, domes and dikes of dacitic to rhyolitic composition.

9.2 Property and Local Geology (Fig. 9.2)

The Sierra Madre Occidental province of northwestern Mexico is one of the most extensive volcanic fields in the world, covering about 275,000 km^2 (Salas, 1975). The volcanic rocks occur in a massive pile of nearly horizontal volcanic rocks that underlie a vast plateau. The geology of the Promontorio district is typical of the eastern slope of the Sierra Madre Occidental province, where thick piles of siliceous volcanic rocks of the UVG rest discordantly either on mainly intermediate volcanic rocks of the LVG, or on metamorphic rocks of Precambrian or Paleozoic, and igneous and sedimentary rocks of the Mesozoic era (Figure 9.1). Bridge (2004) stated that, "The property is underlain mainly by massive rhyolite flows and lesser flow breccias of the Upper Volcanic Sequence. Most of the flows contain at least minor, small rhyolitic clasts. Quartz and feldspar phenocrysts are ubiquitous and biotite is common. No bedding or dykes were observed. Thick ignimbritic rhyolites with horizontal to sub horizontal bedding occur at higher elevations in the south central and east central portions of the map area. The ignimbrites are mainly clast-rich and matrix-supported, and locally contain recessive weathering ash horizons."

Figure 9.1 Generalized Geology of Durango State After CRM (1993).


VENTANAS PROJECT
0 50 100 150 km
CAPSTONE GOLD CORP.
PETER CHRISTOPHER & ASSOCIATES INC.
DURANGO STATE
GENERALIZED GEOLOGY

Figure 9.2. Local Geology on Promontorio Property, Durango State, Mexico.



486000 - E
487000 - E
488000 - E
2792000 - N
2791000 - N
2790000 - N
2789000 - N
N
PERICOS VEIN
LOS CUATES VEIN
PROMONTORIO VEIN
PROMONTORIO SHAFT
PERICOS SHAFT
MEDIO CELO VEIN
MARGARITAS VEIN
PANTEON JARDIN VEIN
EL AGUILA VEIN
VETA DOLORES
178813
178714
178715
178716
178717
178718
EXPLANATION
RHYOLITES
ANDESITES
RHYOLITES
VEIN AND DIP
SAMPLES PCH
0
1000 m
Metre
PROMONTORIO PROJECT
LOCAL GEOLOGIC MAP

10.0 DEPOSIT TYPES

10.1 Mineral Deposit Type/Model for the Property (Fig. 10.1)

The Promontorio Project covers a number of NW-SE, NNW-SSE and WNW-ESE veins, including the Promontorio, Promontorio del Bajo, Pericos, Panteon Jardin, and Magaritas, that dip to the SW and fan northwesterly. A second set of veins, including the Dolores, Atravezada and El Aguila, is considered to be annular in form, possibly associated with ring fractures caused by emplacement of rhyolite domes (Enríquez, 2003). The veins are low sulphidation epithermal type with similarity to veins, in rhyolitic volcanic rocks of the UVG, at the Claudia and El Carmen mines in Durango State. The larger Basis and Tayoltita silver-gold mines are mainly in andesitic rocks of the LVG, and suggest the possibility of potential at depth. Figure 10.1 shows a schematic section with proposed holes below Basis's areas of estimated resources in the Pericos vein.

10.2 Geological Concepts for Exploration Program on the Property (Fig. 10.1)

The Promontorio and Pericos veins have both been traced in workings and on surface for over 2 km with development and exploration for short, near surface parts of the veins. Veins in Durango State have shown through exploration and development at Basis and Tayoltita to contain economic mineralization over 30 to 40% of their strike length with ore shoots occurring at vein splays and flexure and dilation zones along main structures. Drilling below old stopes and resource areas provide obvious targets but geological mapping and geochemical sampling is required to locate vein splays, flexures and dilations.

Figure 10.1. Section Showing Basis's Resource Areas. Success Contingent Stage 2 Drill Holes Below Basis's Historic Resources and Mined Out Stope at the Pericos Vein.The Writer's samples (see Fig. 9.2) were taken at above of the Stoped Area.


SE
NW
LEVEL 1
LEVEL 3
PERICOS
SHAFT
EXPLANATION
PROMONTORIO PROJECT
LONGITUDNAL SECTION OF THE PERICOS VEIN

11.0 MINERALIZATION

11.1 Mineralized Zones Encountered on the Property

The Promontorio property has several veins that form a radial zone of weak argillic alteration nearly 7 km long and 6 km wide The radial quartz veins include the Promontorio (N45°W 72°SW), Promontorio del Bajo, Pericos (N30°W 75°SW), Panteon Jardin (N65° 70°SW), Medio Celo (N15°E 70°SE), and Margaritas (N30°E). The Pericos and Promontorio, the only veins with significant production, can be traced for over 2 km.

A second vein system is annular in form with the distribution possibly associated to ring fractures caused by the intrusion of rhyolitic domes (Enriquez, 2003). Veins in this group include Dolores (curved pattern), Atravezada (N55°E) and El Aguila (EW).

Primary vein mineralogy reported by the CRM (1993) includes: tetrahedrite, argentite and native gold and secondary mineralogy is reported to include: native silver, chalcocite, bornite, and covelite. The gange is mainly quartz with some pyrite. Enriquez (2003) reported the presence of sphalerite, galena and electrum and the iron and manganese staining of quartz.

12.0 EXPLORATION BY THE ISSUER

12.1 Methodology and Results of Surveys and Investigations

A Basis subsidiary, Minas Argenta, S.A. de C.V. purchased the Promontorio Property in 1983 with the property maintained but little exploration conducted by Basis.

13.0 DRILLING

Reports on the Promontorio project area suggest that underground exploration has been relied on to evaluate veins and establish resources. The writer is not aware of any drilling programs that were conducted by Sunshine Mining or Basis.

14.0 SAMPLING METHOD AND APPROACH

14.1 Sampling Method

Underground sampling was reportedly conducted at regular (3-5m) intervals by Sunshine Mining and some check, surface and underground samples collected by Basis. The writer collected 6 rock chip samples from the Promontorio and Pericos veins. The samples were personally collected and placed in bags that were secured in the writer's luggage and delivered to Acme Laboratory in Vancouver for ICP analysis and gold and silver assays. The writer's samples, located on Figure 9.2, are summarized in Table 15.1. The writer's sample results validate the presence of significant mineralization in remaining vein material but workings that tested resources areas were not accessible and will need rehab to validate past resource estimates.

In 2004 contract geologists Dane Bridge and Ruben Arzate mapped and sampled at Promontorio for 20 days, April 30 to May 22 and for 18 days, May 3 to May 22 respectively. Work was done in an area about 3.5 km east-west by 3.6 km north-south with reconnaissance slightly to the north. Local helpers, from the village of La Campana, were used from May 3 to May 22. A total of 97 rock samples

were collected, samples numbered 5751-5816 and 5851-5881. Sixteen stream sediment samples, P1-P16, were collected in areas not previously contaminated by mining. Stream samples were dry sieved in the field with 20 mesh sieve in an attempt to obtain adequate fines. Some arroyos, in the east central portion of the map area, were not sampled because they lacked fine sediments.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 Sampling Personnel and Security

Basis work on the Promontorio Property was supervised and directed by geologist Luis Smith B. The writer reviewed and examined the Promontorio property with Mr. Luis Smith B. The writer also spent a week examining other Mexican properties with Mr. Smith and the writer is of the opinion that Mr. Smith is a competent and capable professional. Mr. Smith is presently providing consulting geological services on Capstone's other 4 properties for which the writer is the QP and his work has been to strong professional standards and Analytical Procedures (size and method of sampling, laboratory and certification, standards used).

The writer collected 6 rock chip samples from the Promontorio Property. The writers samples were are located on a plan of the property (Figure 14.1) and were located in the field with GPS and property maps. The writer's samples (#178713-178718) are summarized in Table 15.1. The writer's sampled were secured in his luggage and delivered to Acme Analytical Laboratories Ltd. ("Acme") in Vancouver for ICP and gold and silver assays. The four 2005 samples (178959-178962) were delivered to Acme for Group 1DX -15 gm sample leach with 90 ml 2-2-2 HCL-HNO3-H2O at 95 deg. C for one hour, diluted to 300 ml for analysis by ICP-MS. The Acme Certificate of analysis is presented as Appendix A. Samples were collected along northerly projects of veins. Locations are north of the property boundary and precise locations are not shown. Sample 178960 contains 3333.1 ppb Au and demonstrates that structures northerly continuations are well mineralized.

Table 15.1 Writer's Check Samples from the Promontorio Property.

Sample	Type	Width	UTM-GPS. Lat/Long	El. (m.)	Au G/t	Ag G/t	Comments
178713	chip	0.8m		2515	0.51	418.3	Promontorio V. Mn rich;
178714	chip	1.0m	2789944N 0486984E		0.32	389.4	Promontorio V. Banded QV Mn Stain
178715	chip	1.3m	"		1.19	547.1	10m N from 178714 130° steep; 1.91% Pb
178716	chip	0.7m	25°13.740N 105°07.474W	2630	1.74	611.8	V.Pericos Sample between stopes
178717	chip	1.0m	0423375E 2645725N		1.47	439.2	5m S of 178716
178718	chip	2.8m		2640m	0.12	59.7	Atravezada V.

16.0 DATA VERIFICATION

16.1 Quality Control and Data Verification

The writer was unable to obtain plans of the Sunshine Mining sampling. The underground was not accessible at the time of our field examination and verification was not possible. The Sunshine Mining, a moderate size US producer, exploration was used to establish resources, and the writer expects that their sampling would be of professional quality.

16.2 Verification of Sampling and Analytical Data by Author

The writer collected six rock chip samples from the area of workings on the Promontorio and Pericos veins. The writer's samples were successful in validating the presents of significant values of silver and gold in remaining vein material but sampling plans were not available for checking previous results. The writer obtained chip samples 178714 and 17815 from a massive quartz vein that was left as foot-wall to about 1 meter of probable higher grade mined material.

17.0 ADJACENT PROPERTIES

17.1 Relevant Data on Adjacent Properties (Fig.3.1)

The writer is not aware of adjacent properties that reflect on the Promontorio but the writer has prepared engineering reports on the Tejamen and San Lucas properties that are about 75 km SE and 47 km south of Promontorio, respectively. The writer has also visited the Tayoltita and Basis mines that are situated in similar geological environments (Figure 3.1).

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

18.1 Mineral Processing, and Metallurgical Testing

Metallurgical tests have not been done on mineralization of Promontorio Property; however, Enriquez (2003) suggested that due to the similarity with other deposits, like Claudia, the recovery could be above 90% for silver and gold, using dynamic cyanidation, based on recoveries from old operations. The metallurgy of the Promontorio area veins should be similar to the Tayoltita and Basis where 90-95% of the precious metal content is recovered, using dynamic cyanidation.

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1 Mineral Resource Estimates

The only resource estimates on the Promontorio property are historic resources that were estimated from Sunshine Mining sampling programs and have been carried by Basis. Capstone's stage 1 exploration program should be directed at evaluation of the quality of previous sampling that was used for resource estimates and evaluating if further exploration should be conducted to validate, expand and upgrade previous resource estimates. The historic resource estimates are presented in Table 8.1.

19.2 Mineral Reserve Estimates

The Promontorio property has not been the subject of a recent pre-feasibility study or feasibility study, and therefore can have no current reserves.

19.3 Extent Mineral Resources Affected by Metallurgical and Mining Parameters

Metallurgical tests have not been done on mineralization of Promontorio Property; however, Enriquez (2003) suggested that due to the similarity with other deposits, like Claudia, the recovery could be above 90% for silver and gold, using dynamic cyanidation, based on recoveries from old operations. The metallurgy of the Promontorio area veins should be similar to the Tayoltita and Basis where 90-95% of the precious metal content is recovered, using dynamic cyanidation.

20.0 OTHER RELEVANT DATA AND INFORMATION

The writer is not aware of any data not included in this report that would make the report misleading or would influence the writer's opinion that the property warrants the recommended Stage 1 drilling program. In the writer's opinion, the Stage 1 program is a worthwhile investment for Capstone.

21.0 INTERPRETATION AND CONCLUSIONS

The Promontorio property is an advanced exploration stage prospect that has had previous production estimated at 250,000 tonnes of high-grade silver-gold mineralization. The history of production at Promontorio is significant with production stopped because of low metal prices and labor problems. Previous production occurred mainly in ore-shoots on the Promontorio and Pericos veins at splay intersections, flexures or dilation zones, but several veins have been mapped that are worthy of further evaluation. The veins, associated with a dome structure, are narrow but carrying good grades. Bulk tonnage precious metal deposits are associated with dome structures, and this possibility should be evaluated. The writer's surface check samples did not validate underground samples used for calculation of historic resources but did validate the presence of good gold and silver grades in the Promontorio and Pericos veins.

It is necessary to complete the surface mapping and sampling of structures and rocks, as well as completing a rock geochemical program to focus future exploration toward targets with larger potential and possible vent areas with bonanza grade mineralization. The property appears to have good potential for a small to moderate size precious operation that warrants Stage 1 geological and geochemical studies to select drill sites for a success contingent Stage 2 drill program.

Recommended further Stage 1 geological and geochemical exploration in along the northerly extension of Promontorio veins is estimated to cost US$40,000. A success contingent, 1,500 meter, Stage 2 drill program is estimated to cost $260,000.

22.0 WORK RECOMMENDATIONS

22.1 Summary Recommendation of Two Stages of Exploration

The writer recommends further geological, geochemical sampling and prospecting in along the northerly trend of the Promontorio and Pericos veins on the Promontorio property. The writer's cost estimates for the Stage 1 program is US $ 40,000.

A success contingent Stage 2 program of 1,500 meters of diamond drilling is estimated to cost US$ 250,000. The Stage 2 program should also initiate base line environmental studies.

22.2 Recommendation of Stage One Work (Table 22.1)

The budget estimate of US$40,000, for prospecting, geological, and geochemical studies on the Promontorio property, is summarized in Table 22.1.

22.3 Recommendation of Success Contingent Stage Two Work (Table 22.2)

The budget estimate of US$260,000, for success contingent drilling of targets identified by the Stage 1 program and initial base line environmental studies, is summarized in Table 22.2

22.4 Opinion that Property is of Sufficient Merit to Justify Work Recommended

The writer's opinion, the character of the property is of sufficient merit to justify the recommended Stage1 program, and the program represents a worthwhile investment by Capstone.

TABLE 22.1. SUMMARY OF STAGE 1 WORK PROGRAM AND BUDGET FOR PROMONTORIO PROPERTY, DURANGO STATE, MEXICO

Type	Description	Total Length	Estimated Cost
Personnel/Reporting			4,000
Travel/vVehicle			2,000
Supplies & Eqip.			1,000
Room and Board			3,000
Analyses			6,000
Permitting, Claim Fees, Legal			18,617
Sampling			4,000
Contingency			1,383
First Stage Total in US Dollars			$40,000

TABLE 22.2. SUMMARY OF SUCCESS CONTINGENT STAGE 2 WORK PROGRAM AND BUDGET FOR PROMONTORIO PROPERTY, DURANGO STATE, MEXICO

Drill Holes	Description	Total Length	Estimated Cost
Access & Sites			4,000
Diamond Drilling	10 holes	1,500m	120,000
Project Preparation			5,000
Personnel			30,000
Travel			5,000
Vehicles			10,000
Supplies & Eqip.			8,000
Geochemical Cost			15,000
Permitting, Claim Fees, Legal			15,000
Metallurgical Test & Environmental			10,000
Engineering & Reporting			10,000
Management			20,000
Contingency			8,000
Second Stage Total in US Dollars			$260,000

23.0 REFERENCES AND SOURCES OF INFORMATION

Bridge, D., 2004. Report on the Guadalupana Vein, Claudia Project, Durango. Memorandum report to Capstone management, dated July 22, 2004.

Cardenas Vargas, J., Carrasco Centeno, M., Sanenz Reyes, R., and Macedo Palencia,

R.,1993. Monografia Geologico-Minero del Estado de Durango. For Consejo de Recursos Minerales, Publication M-10e.

Cardenas Vargas, J., Paraga Perez, J. de J., Merida Montiel, R., Macedo Palencia, R., and

Rodriguez Salinas, J. de J., 1992. Geological-Mining Monograph of the State of Zacatecas.. for Consejo de Recursos Minerales, Publication M-2e..

Christopher, P.A., 2004a. Technical Report on the Inde Gold Property, Durango State, Mexico. For Sydney Resource Corporation. dated March 18, 2004.

Christopher, P.A., 2004(b). Progress Report on Drilling of the Cerro Prieto and El Manto Zones, Tejamen Silver Property, Durango State, Mexico. For Oremex Resources Inc. dated August 6, 2004.

Christopher, P.A., 2004(c). Progress Report on Drilling of the Tejamen Silver Property, Durango State, Mexico. For Oremex Resources Inc. dated May 10, 2004.

Christopher, P.A., 2001. Geology and Mineralization of the Inde Gold Property, Durango State, Mexico. For Hunter Dickinson Group Inc. dated October 26, 2001.

Christopher, P.A., 2003(a). Technical Report on Proposed Exploration Ventanas Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated May 9, 2003.

Christopher, P.A., 2003(b). Technical Report on Proposed Exploration Claudia Project, Durango State, Mexico. For Capstone Gold Corp. dated December 1, 2003.

Christopher, P.A., 2003(c). Technical Report on Proposed Exploration Promontorio Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated November 28, 2003.

Christopher, P.A., 2003(d). Technical Report on Proposed Exploration Montoros Project, Durango State, Mexico. For Capstone Gold Corp. dated December 4, 2003.

Christopher, P.A., 2003(e). Technical Report on Proposed Exploration Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corp. dated November 25, 2003.

Christopher, P.A., 2003(f). Technical Report on Proposed Exploration Copala Project, Sinaloa State, Mexico. For Capstone Gold Corp. dated December 10, 2003.

Christopher, P.A., 2003(g). Technical Report on the Tejamen Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003, revised September 2003 and October 1, 2003.

Christopher, P.A., 2003(h). Technical Report on the San Lucas Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003, revised September 22, 2003 and October 1, 2003.

Christopher, P.A., 2003(i). Summary Report on the Parrilla Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003(j). Summary Report on the Mezquital Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

a

Christopher, P.A., 2003(k). Summary Report on the El Sol Silver Property, Durango State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Christopher, P.A., 2003(l). Summary Report on the Chalchiuites Silver Property, Zacatecas State, Mexico. For Blackhorn Gold Mines Ltd. dated April 30, 2003.

Cruz Leyva, M., 1999. Carta Magnetica de Campo Total, Santiago Papasquiaro 13-8, Durango, 1:250,000.

Enriquez, E. 2003. Claudia Project. Executive Summary prepared for Capstone.

Enriquez, E., 2003a. Promontorio Project. Executive summary prepared for Minas de Basis, S.A. de C.V.

Enriquez, E. 2003b Various Personal Communications and Summary Figures on the Promontorio Project.

Enriquez, E. 2003c. Various Personal Communications and Summary Figures on the Claudia project.

Johnson, B., Montante, A., Kearvell, G., Janzen, J., and Scammell, R., 1999. Geology and Exoloration of San Nicolas Polymetallic (Zn-Cu-Au-Ag) Volcanogenic Massive Sulphide Deposit. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Jurgeit, M., 2002. Geologic Report, The Santiago Gold Project, Durango State, Mexico. 8p. at www.santiagogoldproject.

Moore, R., 1999. Geology and Development of the La Colorada Ag-Pb-Zn Deposit, Zacatecas State, Mexico. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Ponce S., B.F., and Clark, K.F., 1988. The Zacatecas Mining District: A Tertiary Caldera Complex, Associated with Precious and Base Metal Mineralization. Econ. Geol. V. 83, No. 8, pp. 1668-1682.

Rojas, P.M., Padilla, J.L.G., Roman, R.A., and Comacho, J.M., 2000. Carta Geologico-Minera Santiago Papasquiaro G13-8, Durango, 1:250,000.

Smallwood, R., and Enriquez, E., 2003. San Dimas District, Durango, Mexico. Abstract to presentation at Cordilleran Roundup, pp.17-19.

Smith, L.G., 1990. Estudio de Viabilidad, Project Promontorio. 13p.

Smith, L. and Moriel, A., 2004. Reporte Geologico del Projecto Claudia, Municipo de Santiago Papasquiaro, Durango, Mexico. For Capstone Gold Corp. Dated Nov. 29, 2004.

Tribe, N., 2005. Mineral Resource Evaluation Report on the Tejamen Silver Property, Durango State, Mexico. For Oremex Resources Inc., dated Feb. 1, 2005.

24.0 SIGNATURE, STAMP AND DATE

Signed and stamped at Vancouver, B.C., this 28th day of November 2003.

Peter A. Christopher, PhD, PEng,

25.0 CERTIFICATE

I, Peter A. Christopher, with business address at 3707 West 34th Avenue, Vancouver, British Columbia, do hereby certify that:

1. I am a Consulting Geological Engineer registered (#10,474) with the Association of Professional Engineers and Geoscientists of British Columbia since 1976.I am president and manager of Peter Christopher & Associates Inc.
2. I am a Fellow of the Geological Association of Canada.
3. I hold a B.Sc. (1966) from the State University of New York at Fredonia, a M.A. (1968) from Dartmouth College and a Ph.D. (1973) from the University of British Columbia.
4. I have been practicing my profession as a Geologist for over 35 years and as a Consulting Geological Engineer since June 1981. I have authorized over 200 qualifying engineering and exploration reports, and over 20 professional publications. I have work experience in most areas of the United States, Canada, Mexico, Madagascar, Philippines and several other Latin American countries. As a result of my education, experience and qualifications, I fulfill the requirements to be a "qualified person" for the purpose of National Instrument 43-101.
5. I have no direct or indirect, nor do I expect to receive any interest directly or indirectly in the properties or securities of Capstone or Silverstone. I am independent of Capstone and Silverstone in accordance with the application of Section 1.5 of National Instrument 43-101.
6. I have based this report on previous exploration experience in the Durango area, on a review of reports listed in the references and sources of data section and on a personal examination of the Promontorio Property on for about 4 hours on October 6, 2003. The writer updated his field examination of the Promontorio Property on May 4th, 2005 in order to check surface sampling by Capstone and to qualify to prepare an updated technical report for use by Capstone and Silverstone.
7. I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, of which the omission to disclose would make this report misleading.
8. I have read National Instrument 43-101, Form 43-101F1 and believe my report is in compliance with that instrument and form.
9. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files, of the Technical Report.

Dated at Vancouver, British Columbia, the 28th day of May 2005.

Peter A. Christopher, Ph.D., P.Eng.

APPENDIX A. CERTIFICATE OF ANALYSIS

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
(ISO 9002 Accredited Co.)

GEOCHEMICAL ANALYSIS CERTIFICATE

Capstone Gold Corporation File # A501628
905 - 470 Granville St., Vancouver BC V6C 1V5 Submitted by: Peter Christopher

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm
D 178458	41.2	6.0	28.2	65	20.2	1.8	1.6	125	2.84	65.1	.4	146.5	.6	10	<.1	3.1	.1	14	.08	.046	5	7.9	.04	109	.002	<1	.43	.002	.18	.1	.23	.9	.3	<.05	2	1.1
D 178459	2.6	2.6	127.2	28	.7	1.5	1.2	1604	1.98	44.1	1.4	300.6	9.2	9	.3	181.0	1.0	10	.13	.006	14	8.2	.03	149	.001	3	.48	.003	.21	89.4	.86	.7	.6	<.05	3	<.5
D 178460	1.9	2.4	240.7	37	1.6	1.7	1.9	2276	4.66	63.6	2.4	3331.8	5.1	10	.5	391.6	2.1	21	.15	.009	12	4.0	.04	149	.001	9	.54	.004	.19	>100	1.17	.9	.7	<.05	2	<.5
D 178461	1.9	1.2	41.6	16	.3	1.0	1.1	69	1.55	25.9	1.6	110.0	7.7	6	.1	97.9	.2	11	.04	.004	22	18.3	.03	73	.005	3	.44	.005	.19	33.1	.05	.7	.2	<.05	2	<.5
D 178462	.6	1.3	19.2	13	.2	1.0	1.1	46	1.01	16.6	1.2	14.0	9.0	7	<.1	34.8	.1	8	.03	.004	24	4.8	.02	77	.003	2	.40	.005	.24	10.2	.03	.6	.2	<.05	2	<.5
STANDARD DS6	11.3	126.0	29.1	146	.4	25.3	10.9	722	2.88	21.2	6.4	49.0	2.9	38	5.9	3.3	4.8	57	.86	.079	15	186.6	.59	171	.082	17	1.84	.074	.16	3.6	.24	3.2	1.7	<.05	6	4.4

GROUP 1DX - 15.0 GM SAMPLE LEACHED WITH 90 ML 2-2-2 HCL-HNO3-H2O AT 95 DEG. C FOR ONE HOUR, DILUTED TO 300 ML, ANALYSED BY ICP-MS.
(>) CONCENTRATION EXCEEDS UPPER LIMITS. SOME MINERALS MAY BE PARTIALLY ATTACKED. REFRACTORY AND GRAPHITIC SAMPLES CAN LIMIT AU SOLUBILITY.
- SAMPLE TYPE: Rock R150

Data FA ____ DATE RECEIVED: MAY 6 2005 DATE REPORT MAILED: May 19/05

Clarence Leong
B.C. Certified Assayer, British Columbia

All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of the analysis only.

PETER A. CHRISTOPHER, Ph.D., P.Eng.
Consulting Geologist
3707 West 34th Avenue
Vancouver, BC
Telephone (604) 263-6152

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX

I, Peter A. Christopher, do hereby consent to the filing, with the regulatory authorities referred to above, of the following technical reports:

Technical Report on Initial Resource Estimates (With Exploration Update), Cozamin Project, Zacatecas State, Mexico, dated October 31, 2005;

Technical Report on Proposed Exploration, Copala Project, Sinaloa State Mexico, dated May 31, 2005 (drilling program updated October 1, 2005);

Technical Report on Proposed Exploration, Claudia Project, Durango State, Mexico, dated May 27, 2005;

Technical Report on Proposed Exploration for the Promontorio Property, State of Durango, Mexico, dated May 28, 2005; and

Technical Report on Proposed Exploration, Montoros Project, Durango State Mexico, dated December 4, 2003
(collectively, the "Technical Reports").

Additionally, I consent to the written disclosure of the Technical Reports and of extracts from or summaries of the Technical Reports in the written disclosure in the Annual Information Form of Capstone Gold Corp., for the fiscal year ended August 31, 2005 (the "AIF").

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Reports or that the written disclosure in the AIF contains any misrepresentations of the information contained in the Technical Reports.

Dated: [illegible], 2005

Signature of Qualified Person

[Seal or Stamp of Qualified Person]

Peter A. Christopher, Ph.D., P.Eng.
Print name of Qualified Person


RECEIVED

1.0 TITLE PAGE – VOLUME 1

TECHNICAL REPORT ON INITIAL RESOURCE ESTIMATES (WITH EXPLORATION UPDATE)

COZAMIN PROJECT, ZACATECAS STATE, MEXICO
Zacatecas Mining District
(Centered near: 22°47'00"N, 102°34'00"W)

By

Peter A. Christopher, PhD, P.Eng.

PETER CHRISTOPHER & ASSOCIATES INC.
3707 West 34th Avenue

Vancouver, B.C., Canada V6N 2K9

And

Gary Giroux, MASc, P.Eng.
GIROUX CONSULTANTS LTD.
513 -675 West Hastings Street
Vancouver, B.C.

For

CAPSTONE GOLD CORP.

Suite 401 – 750 West Pender Street

Vancouver, B.C., Canada V6C 2T8

October 31, 2005

2.0 TABLE OF CONTENTS

3.0 SUMMARY

3.1 Property Description

The Cozamin Project (Cozamin), presently covering about 1,426 hectares, located about 3 km NNW of the center of Zacatecas City, Zacatecas State, Mexico, was purchased by Minas Argenta, S.A. de C.V., a subsidiary of Minas Basis, S.A. de C.V. (Basis) for US$ 6,800,000 in 1997. The Cozamin Project then consisted of 921 hectares of mining concessions that cover 5.5 km of the outcropping of the N70-90°W trending and 55-85°NE dipping Mala Noche vein system and a 250TPD flotation mill. Basis acquired additional ground and expanded the flotation mill to 750TPD. The Cozamin Mine, operated by Basis for over a year, was closed near the end of 1998 due to a sharp drop in metal prices. Drill holes below the current mine workings suggested that width and grades of mineralization increased at depth with further drilling needed to validate previous results and to obtain sufficient inferred resources to justify underground development for resource definition. The Cozamin Project was carried as an exploration project by Basis with little exploration work completed after mine closure. The crushing unit was moved off the property but the remainder of the mill kept intact.

In January 2004, Capstone Gold Corp. acquired an option to purchase the Cozamin Project and four other Basis exploration projects in Durango and Sinaloa states, Mexico. The Cozamin Property is presently 100% owned by Basis with Capstone holding an option to earn 90% interest subject to a 1.5% NSR to Basis or 100% interest subject to a 3%NSR if Basis selects not to participate in future production. Christopher prepared (Christopher, 2003; 2004) technical reports recommending Phase 1, Phase 2 and Phase 3 drill programs and success contingent underground rehabilitation and resource definition. The Phase 1 and Phase 2 drilling programs have been successfully completed and the underground rehabilitation, in progress at the time of the writer's November 11th and 12th, 2004 site inspection, is progressing.

This report has been prepared by Peter A. Christopher PhD., P.Eng. of Peter Christopher & Associates Inc. ("Christopher") and Gary Giroux MASc., P.Eng. of Giroux Consultants Ltd. ("Giroux") at the request of the management of Capstone to provide an initial independent resource estimate, a summary of the Capstone's Phase 1, Phase 2, and Phase 3 programs on the Cozamin Project and to propose exploration to define further resources on the main Mala Noche vein structure. This report has been prepared in the form required by NI 43-101 for submittal to the TSX Exchange and the relevant Provincial securities commissions. .

The writers are independent qualified persons as defined by National Instrument 43-101 and Christopher spent 3 hours examining the geological setting of the Cozamin Project on September 12, 2003, and about 3 hours on a tour of the mill and the easterly extension of the vein system on October 11, 2003. Most of the mines on the main Mala Noche vein system had been allowed to flood. Two check samples, collected by Christopher, were obtained from the spiral decline on the Virginias vein. The writer's chip samples contained 1.32% Pb, 4.93% Zn, 1.95 g/t Au and 40.1 g/t Ag for 1.4m chip sample 178705 and 0.56% Pb, 1.39% Zn, 0.36 g/t Au and 39.2 g/t Ag for 4.0m chip sample 178705. On November 11th and 12th, 2004 Christopher supervised splitting of the half core remaining from 24 mineralized core intervals. The samples were secured by the Christopher and delivered to Acme

Laboratory in Vancouver for assay and ICP analysis. The Christopher's results are summarized in Tables 15.1 and 15.2 in the QA/QC section of this report. Most of the Christopher's samples results have good comparison with Capstone samples from the same intervals.

3.2 Property Location, Infrastructure and Access

The Cozamin Project, consisting of 24 mining (exploitation) and 4 exploration concessions covering about 1,426 hectares, is situated in the Zacatecas Mining District, Zacatecas and Vetagrande Municipalities and centered near coordinates 22°47'00"N latitude and 102°34'00"W longitude in 1:250,000 topographic map sheet Zacatecas (F13-6). The Cozamin mill, in the west-central part of the property, is about 3km NNW of the center of the city of Zacatecas. Unification of the claims to produce a single title is presently pending approval by the Mexican Mines Department.

The Cozamin Project area and mill have two-wheel drive access via paved roads from the city of Zacatecas to the property boundary where gravel roads in good condition provide access to most of the property. Drill site preparation is easy and water for drilling is pumped from underground workings.

The City of Zacatecas, serviced by paved roads, schools, hospitals, banks, and the Zacatecas State Government, has all the services and support for reactivation of the Cozamin mine. The property has CFE electrical power, enough space for tailings, and a 750 TPD selective flotation mill that requires a crushing system. The surface land rights belong to the Ejido Hacienda Nueva and the surface land is rented to Cozamin. An Ejido is a local community that has the grazing and farming rights for the land surface. Zacatecas has a mining history that dates from Spanish times and a population of over 100,000 people that provide a knowledgeable workforce for local mines.

3.3 Property Ownership & Terms of Agreement

In January 2004, Capstone Gold Corp. (Capstone) entered into an option agreement with Basis to acquire the Cozamin Project and four other Basis exploration projects. Capstone can earn up to a 90% interest in the projects by incurring US$10,000,000 ($5,000,000 Cozamin) in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (spent). Capstone paid US$ 250,000 and issued 1 million common shares to Basis on the approval date (January 23, 2004) of the Joint Venture by the TSX Venture Exchange (issued), and 1 million shares on the anniversary date of approval for the next two years (issued). Upon Capstone earning its 90% interest, Basis has the option to maintain its 10% interest by participating in production costs or converting their 10% interest to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. Capstone is required to complete a minimum of US$1,000,000 (spent) on exploration of the six properties in the first year and US$10,000,000 ($5,000,000 Cozamin Project) on the five exploration projects over the next 5 years. The Cozamin Project area requires land rental and government fee payments on the mining concessions. The 2003 taxes, paid at the end of June and December, totaled about US$ 61,372 and similar amounts are required in 2004 and 2005. Unification of claim title to provide a single dated title is presently pending.

Capstone has completed all the terms under the January 21, 2004 option agreement with Bacis to earn a 90% interest in the Cozamin project, subject to a 1.5% NSR. Capstone has completed the following:

- **Made cash payment of US$250,000,**
- Spent a minimum US$5,000,000 in exploration and development costs (Approx. US$8,000,000 has been spent),

- **Issued 3 million shares of Capstone to Bacis, of which the delivery of the final 1 million shares is pending the execution of formal exercise documentation,**
- Assuming a debt in the amount of US$1,775,000 payable to Fideicomiso De Fomento Minero ("FIFOMI") payable by December 31, 2005. Capstone has repaid US$1,100,000 with a balance of US$675,000 (subject to an interest rate of Libor plus 6%) due on or before December 31, 2005.

3.4 Property Geology and Mineralization

The Zacatecas Mining District covers a belt of epithermal and mesothermal vein deposits that contain silver, gold and base metals (Cu, Pb, and Zn). The district is in the southern Sierra Madre Occidental Physiographic Province near the boundary with the Mesa Central Physiographic Province in north-central Mexico. The dominant structural features, that localize mineralization, are of Tertiary age and are interpreted by Ponce and Clark (1988) to be related to the development of a volcanic center and also to northerly trending basin and range structures. The geologic units of the Zacatecas area include Triassic metamorphic rocks of the Zacatecas Formation and overlying basic volcanic rocks of the Upper Jurassic or Lower Cretaceous Chilitos Formation. The Tertiary consists mainly of a Red Conglomerate unit deposited in Paleocene and/or Eocene times to overlying rhyolitic tuff and intercalated flows that were deposited form Eocene to Oligocene times. Rhyolite bodies cut the Mesozoic and Tertiary units and result in some rhyolitic domes. A minor volume of rhyolite dyke material was intersected during deep drilling of the San Roberto mine and result in minor vein system dilution.

The Mala Noche vein system occupies a system of faults that strike approximately E-W and dip about 55-60°N. Initial definition drilling indicates that the strongest mineralization occurs in shoots that rake to the west at about -50°. Post mineral offsets of the Mala Noche vein are minor and occur along NE striking, high angle, normal faults that offset the Mala Noche vein <16m horizontally on level 8.

Veins consist of a gangue of quartz, silica, calcite, barite, pyrite and pyrrhotite with copper values in chalcopyrite, zinc values in sphalerite, lead values in galena, and silver values commonly in argentite with lesser values as silver selenides and native silver. Gold values are generally low and occur as microscopic inclusion in other minerals.

3.5 Exploration Concept

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the moderate sulfidation epithermal to mesothermal type. Mineralization generally occurs in zoned patterns. Regional forces have affected the Zacatecas District resulting in mineralized normal faults striking N60°-85°W. The main structures are the El Bote-Cantera, Panuco, Cantera vein (N60°W), Mala Noche vein (N55°-85°W) and the Veta Grande vein (N60°W) all with historic production dating back to Spanish colonial times. Productive veins also occur in the Los Alamitos and El Orito (N10°E) systems. Drill holes below the current mine workings by previous explorers and by Capstone suggested that width and grades of mineralization, especially copper, increased with depth and further underground drilling is needed to validate previous results and to obtain sufficient indicated resources to justify development.

Mala Noche vein mineralization at the San Roberto mine is episodic with early epithermal mineralization superimposed by higher temperature mainly pyrite, pyrrhotite, and mineralization in a telescoped system probably related to a buried intrusive body. Lead and zinc mineralization dominate some of the upper historic workings and copper dominant mineralization known from drilling to extend over 350m below historic workings.

3.6 Status of Exploration Development and Operations

A number of mines have been operated along the 5.5km trend of the Mala Noche Vein system that is covered by the Cozamin Property. Underground sampling and diamond drilling by Penoles and Basis has been used by Basis to calculate historic proven, probable, indicated by DDH and potential reserves for the Cozamin property.

Holes drilled by Penoles, Basis and Capstone's Phase 1 and Phase 2 surface drill holes indicate the grade and width of the mineralized zone increases with depth. Previous drilling and the location of better mineralized, mined shoots within the Mala Noche vein system indicates zones that are presently being underground grid drilled for resource definition. Capstone has also contracted geophysical (CSAMT, NSAMT, Magnetic) that outline deep conductive zones with massive sulphide potential.

Capstones 2004/2005 Phase 1, Phase 2 and Phase 3 Exploration Programs included:

Phase 1: 2004 exploration program budget US$ 1,000,000 (completed March-September, 2004):

- Mapped trend of 5.5 km Mala Noche Vein System;
- Completed CSAMT (8 line kilometers) and NSAMT (16 line kilometers) with magnetic survey (26 line kilometers) over Mala Noche Vein System;
- Completed Phase 1, 7,500 meter drill program (Holes CG-04-01 to CG-04-19); Capstone news releases)
- Completed an independent review (Hawthorne, 2004) of the existing plant and mill to determine cost of rehabilitation and expansion; (see Sedar and www.capstonegold.com)
- Establish a team of 7 mining and exploration professionals based in Zacatecas.

Phase 2: 2004/2005 exploration program budget $ 2,500,000 (Completed August 2004-March 2004):

- Prepare the Cozamin mine/mill for development;
- Dewater underground workings;
- Rehabilitate the San Roberto hoist, headframe and shaft;

- Completed Phase 2 10,446.55 meter surface drill program (Holes CG-04-20 to CG-04-37) that mainly tested at elevations between 1900m and 2050m level below old workings in the San Roberto Mine;
- Completion of preliminary metallurgical test by SGS Lakefield;
- Further evaluated geophysical results.

Phase 3: Underground Rehabilitation, Drill Site Preparation and Drilling (in Progress)

- Metallurgical study completed by Process Research Associates Ltd.;
- Upgrade of the Cozamin Processing Plant has been started;
- Clifton Associates Ltd. Of Guadalajara, Jalisco, Mexico and Nimbus Management Ltd. of Vancouver submitted an environmental impact assessment (MIA), an impact study for land use (ETJ) and a risk assessment (ER) to SEMSRNAT, the Mexican federal regulatory agency in charge of environmental issues;
- Underground definition drilling started on March 27, 2005 with holes CG-05-U01 to CG-05-U68 completed by August 31, 2005 (Capstone's corporate year end);
- Underground development includes over 1,500 meters of crosscuts, surface and underground access ramps and 19 drill stations;
- The San Roberto Mine sector has been dewatered and rehabilitated down to the previously operated level 9;
- From September 1, 2005 to October 31, 2005, 170 m of drifting to the east on level 9 have been completed. In preparation for extraction of the level 9 east stope area, drifting and sampling in the vein have been initiated. An additional 400 m of drifting, planned for level 9, are expected to be completed by the end of February, 2006. Ramping to the future level 10, 60 m below level 9, has been started with the rehabilitation of a previous ramp and the driving of 160 m of new ramp.
- The portal for the San Ernesto spiral ramp has been established and 150 m of down ramp driven. From underground, 250 m of up ramp have been rehabilitated and 15 m driven with connection and completion expected by the end of February 2006.
- Underground definition drill holes CG-05-U68 to CG-05-U93 and CG-05-U95 were completed between September 1, 2005 and October 31, 2005 with 94, Phase 3 underground holes totaling 12,314.62 m completed by October 31, 2005. At the end of October 2005, Capstone's investment in the Cozamin Project totaled about Cdn$12,300,000.

3.7 Initial Resource Estimation for Cozamin Project

An initial resource for the Mala Noche vein has been estimated using data available to the writers as of October 5, 2005. The data base used for the resource estimate consisted of 37 exploration surface diamond drill holes numbered CG-04-01 to 33 and CG-05-34 to 37 and 66 underground diamond drill holes numbered CG-05-U01 to U64, U69 and U70. On Level 8, 42 Cozamin channel samples and 6 lines of Capstone channel samples were used. Capstone's geologists determined the entire interval for the Mala Noche Vein in each drill hole. **The vein interval used for this estimation was the entire width for the vein regardless of the grade tenor.** Assays within these intervals were examined using cumulative frequency plots and capping levels were established to minimize the effect of erratic high grades. Uniform 2 meter composite were formed across the vein for the variable Cu, Zn, Pb, Ag, and Au. Semivariograms were produced along strike, down dip and across dip for each

variable using the 2 m composites. A three dimensional solid for the Mala Noche Vein was produced below Level 8 to remove the majority of mined out stopes from the estimation exercise. Blocks 10 m E-W along strike, 5 m vertical and 1m N-S across strike were compared with the three dimensional solid and the proportion of each block within the vein solid was determined. Grades for Cu, Zn, Pb, Ag, and gold were estimated in all blocks using the 2 m composites and ordinary kriging. The kriging exercise was completed in a series of passes using expanding search ellipses directly related to the ranges of the semivariograms. The across dip direction was reduced to ensure that the zonation and variability of grades within the vein was honored. A specific gravity was estimated where possible into blocks by inverse distance squared interpolation using 919 specific gravity measurements from drill core. Where blocks could not be estimated an average specific gravity of 2.90 was applied. Classification of the resource into measured/indicated /inferred was based on the dimensions of the search ellipse used to estimate the particular block. Copper and zinc are not well correlated and while there is a reasonable Cu to Ag correlation, there are still differences between high Cu, Zn and Ag areas within the vein. As a result a copper equivalent value was calculated for each block using metal prices of $1.25/lb Cu, $0.50/lb Zn, $0.38/lb Pb and $6.25/oz Ag as well as recoveries of 94% for Cu, 66% for Zn, 30% for Pb, and 75% for Ag. The results are shown below at a series of CuEQ cutoffs that might reflect underground mining cutoffs.

Cozamin Copper-Silver-Zinc Mine - Measured, Indicated and Inferred Resources

TOTAL	CUT-OFF	SIZE	GRADE						*MILLION LBS.	*MILLION OZS.
MEASURED	CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
	1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60	26.09	1.78

TOTAL	CUT-OFF	SIZE	GRADE						*MILLION LBS.	*MILLION OZS.
INDICATED	CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
	1.50	2,740,000	1.71	1.38	0.63	70.68	0.06	2.42	103.31	6.23

TOTAL	CUT-OFF	SIZE	GRADE						*MILLION LBS.	*MILLION OZS.
MEASURED PLUS	CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
INDICATED	**1.5**	**3,390,000**	**1.73**	**1.36**	**0.67**	**73.48**	**0.06**	**2.45**	**129.32**	**8.01**

TOTAL	CUT-OFF	SIZE	GRADE						*MILLION LBS.	*MILLION OZS.
INFERRED**	CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
	1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14	139.84	7.79

Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for lead and US$6.25/oz for silver.
Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria:
Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy
** Definition drilling currently in progress to upgrade inferred resources category

3.8 Conclusions and Recommendations

Christopher (2004) recommended a 15,000-meter, Phase 3 underground diamond drill program to grid drill, at 50 meter spacing, areas around some significant deep intersections in the San Roberto Mine area. The recommended Phase 3 program is estimated to cost US$4,537,500 and is presently in progress. Following completion of the Phase 3 resource definition program, a Phase 4 program of further underground drilling, mill rehabilitation and bulk sample testing is estimated to cost US$ 10,258,630. The Phase 4 exploration and development should provide information necessary to conduct economic studies required to determine if the Cozamin Mine can be restarted.

3.9 Opinion of Merit

In the opinions of the writers, the character of the property is of sufficient merit to justify the recommended Phase 4 program, and the program represents a worthwhile investment by Capstone. The writer believes that the Phase 4 program has high probability of success and that success contingent production will be warranted.

4.0 INTRODUCTION AND TERMS OF REFERENCE

4.1 Terms of Reference and Purpose

This Technical Report, requested by Capstone Gold Corp. (Capstone), is to present initial, current resource estimates and to propose exploration to further define and expand resources on the Cozamin Copper/Silver/Zinc Property (Cozamin) in Zacatecas State, Mexico. The report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1, and is for supporting documentation to be filed with the relevant securities commissions and the TSX Exchange.

4.2 Source of Information and Data

The majority of the information for this report comes from reports and documents listed under the References and Sources of Information section of this report. Historic data was collected mainly by employees of Basis with some data collected by Consejo de Recursos Minerales (CRM) personnel and drill results from Penoles. The writers believes that competent personnel were used for fieldwork and sampling. Most of the historic analytical results were obtained from Mexican laboratories and reporting of analytical procedures is generally not to NI 43-101 standards.

Christopher personally examined the geological setting of the Cozamin Project area and reviewed the geological setting with Basis engineer Carlos Wong, Capstone exploration manager Erme Enriquez and Capstone's consulting geologist Luis Smith. Christopher has made several other property examinations in the states of Durango and Zacatecas and participated in tours of the Tayoltita Mine

and Basis Mine that provided insights into geological and structural controls of mineralization in the region.

On November 11th and 12th, 2004 Christopher visited the Cozamin Project with Hugh Wilson, Capstone's VP of Exploration. The purpose of the visit was to update Christopher's previous site examination, examine drill core and collect splits of drill core for QA/QC validation.

4.3 Field Involvement of the Qualified Persons (Authors)

Christopher spent from 7:00AM to 6:30PM on September 12th', 2003 traveling from the city of Durango to the Cozamin Property and a 3 hour property examination with Basis engineer Carlos Wong. Christopher spent from 7:00AM to 6:00PM on October 11th traveling from Durango with 3 hours spent on the Cozamin property with consultant Luis Smith, Capstone director Peter Kuhn, Capstone geologist Erme Enriquez and Capstone director Jack Marr.

On November 11th and 12th, 2004 Christopher reviewed the Cozamin Project with Hugh Wilson and consulting geologist Luis Smith before project geologists Juan Otero and Mariano Carrizales assisted the writer in collecting 24 splits from mineralized core intervals for assay at a referee laboratory.

Giroux has not visited the site but is planning a site examination near the end of Phase 3 drilling to review exploration procedure and the geological model for the Mala Noche vein system.

5.0 DISCLAIMER

The writers are required by NI 43-101 to include description of the property title and terms of legal agreements that are presented in the following sections. The writers reviewed property agreements and title documents in order to provide summaries of title and ownership. Property agreements and title documents are legal matters and should be reviewed by Capstone's legal counsel. In Mexico, claim locations are established by a registered Mexican mineral claim surveyor and his plan should be equivalent to a legal survey of the claim area. However, knowing the exact location of a concession does not guarantee clear title.

6.0 PROPERTY DESCRIPTION AND LOCATION (Figures 6.1 & 6.2)

6.1 Property Area (Figures 6.1, 6.2 & 6.3; Table 6.1)

The Cozamin Property, consisting of 24 mining and 4 exploration concessions covering about 1,426 hectares (Table 6.1; Figure 6.3) is situated in the Zacatecas Mining District and centered near coordinates 22°47'00"N latitude and 102°34'00"W longitude in 1:250,000 map sheet Zacatecas F13-6 (Figures 6.1 and 6.2: Table 6.1). 6.2 Property Location (Fig. 6.1, 6.2, & 6.3)

6.2 Property Location (Figures 6.1, 6.2 & 6.3)

The Cozamin Property is situated in the Zacatecas Mining District and centered near coordinates 22°47'00"N latitude and 102°34'00"W longitude in 1:250,000 map sheet Zacatecas F13-6 (Figures 6.1 and 6.2). The Zacatecas district is near the southeastern boundary of the Sierra Madre Occidental Physiographic Province near the boundary with the Mesa Central Physiographic Province in north-central Mexico.

6.3 Description of Claims (Fig. 6.3 & Table 6.1)

The Cozamin Property, consisting of 4 exploration and 24 mining concession, covers about 1,426 ha in the Zacatecas mining district, Zacatecas and Vetagrande Municipalities, State of Zacatecas, Mexico. Claim locations are shown on Figure 6.3 with claim data summarized in Table 6.1. Capstone is consolidating title of the Cozamin holding and unification of title is pending.

6.4 Claim Title

The writer has examined documents that suggest 100% ownership of the Cozamin property by Basis, but ownership is a legal matter and a title opinion should be obtained.

6.5 Legal Survey

Mexican mining law requires a mineral claim be established by a registered Mexican Mineral Claim Surveyor. Basis compiled a plan of the Cozamin property concession (Figure 6.3) from the registered surveyor's plots. Monuments were observed in the field establish claim locations but no attempt was made to check the claim plot shown on Figure 6.3.


Phoenix
Tucson
UNITED STATES
El Paso
Hermosillo
Chihuahua
Claudia
Promontorio
Montoros
Durango
Martha
Gulf of Mexico
Cozamin
Zacatecas
Mazatlan
Copala
Guadalajara
Mexico City
MEXICO
Pacific Ocean
0 200 400 km
Au-Ag Mine Districts and Projects Along The Sierra Madre
1 Dolores
2 Mulatos
3 Moris
4 El Sauzal
5 Topia
6 La Cienega
7 Guadalupe de Los Reyes
8 Bacis
9 Tayoltita
10 Bolaños
11 Guanajuato
12 Pachuca
13 San Sebastian
Sierra Madre Occidental
Capstone Gold Corp
PROJECTS IN MEXICO

Figure 6.1.Cozamin and Five Other Capstone Projects in the Sierra Madre, Mexico. Numbered Au-Ag Mines and Projects are not Capstone projects.


Tucson
El Paso
USA
Zacatecas State
Pacific Ocean
Mexico City
Guatemala
0 200 400 km
Mala Noche Vein System
Zacatecas City
0 2.5 5 km
N
COZAMIN PROJECT
LOCATION MAP

Figure 6.2 Location of the Mala Noche Vein System, Cozamin Property, Zacatecas State, Mexico.


142
143
5
148
145
1
2
6
139
150
154
12
153
144
141
140

Figure 6.3 Claim Map for Cozamin Property, Zacatecas State, Mexico.

6.6 Location of Mineralization and Workings (Fig. 6.3; 6.4; 6.5)

Cozamin Project covers about 5.5km of the trend of the Mala Noche vein system (Figure 6.1 and 6.2). The Mala Noche vein has been developed and mined by several operators with the mineralized trend consolidated by Penoles before acquisition by Basis. A cross section along the trend of the Mala Noche vein system (Figure 6.6) shows a number of the named workings and mines.

6.7 Terms of Agreements

In January 2004, Capstone Gold Corp. (Capstone) entered into an option agreement with Basis to acquire the Cozamin Project and four other Basis exploration projects. Capstone can earn up to a 90% interest in the projects by incurring US$10,000,000 ($5,000,000 Cozamin) in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (spent). Capstone paid US$ 250,000 and issued 1 million common shares to Basis on the approval date (January 23, 2004) of the Joint Venture by the TSX Venture Exchange (issued), and

1 million shares on the anniversary date of approval for the next two years (issued). Upon Capstone earning its 90% interest, Basis has the option to maintain its 10% interest by participating in production costs or converting their 10% interest to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. Capstone is required to complete a minimum of US$1,000,000 (spent) on exploration of the six properties in the first year and US$10,000,000 ($5,000,000 Cozamin) on the six exploration projects over the next 5 years. The Cozamin Project area requires land rental and government fee payments on the mining concessions. The 2003 taxes, paid at the end of June and December, totaled about US$ 61,372 and similar amounts are required in 2004 and 2005. Unification of claim title to provide a single dated title is presently pending.

Capstone has completed all the terms under the January 21, 2004 option agreement with Bacis to earn a 90% interest in the Cozamin project, subject to a 1.5% NSR. Capstone has completed the following:

- **Made cash payment of US$250,000,**
- Spent a minimum US$5,000,000 in exploration and development costs (Approx. US$8,000,000 has been spent),
- **Issued 3 million shares of Capstone to Bacis, of which the delivery of the final 1 million shares is pending the execution of formal exercise documentation,**
- Assuming a debt in the amount of US$1,775,000 payable to Fideicomiso De Fomento Minero ("FIFOMI") payable by December 31, 2005. Capstone has repaid US$1,100,000 with a balance of US$675,000 (subject to an interest rate of Libor plus 6%) due on or before December 31, 2005.

6.8 Environmental Liabilities and Required Permits

The writer is not aware of any environmental liabilities related to the Cozamin property, but tailings are present at the Mala Noche mine site and a number of the workings have old dumps. The veins are characteristically low or moderate sulphidation and acid mine waters should not be a serous problem. Limestone is one of the main units found east of the Zacatecas area and material to neutralize mine drainage should not be expensive to obtain. Baseline environmental studies and evaluation of the tailing area are being conducted as part of the recommended Phase 3 program.

6.9 Environmental and Permitting Considerations and Activities Highlights

Highlights of Capstones environmental and permitting activities (see section 19 for details):

- Capstone retained J.L. Hardy P.Geo. and principal of Nimbus Management Ltd. of Vancouver, B.C. to oversee environmental impact and permitting requirements;
- In February 2005, Capstone commissioned Clifton Associates Ltd. of Guadalajara, Jalisco, Mexico to complete the necessary environmental assessment needed to support submission of the MIA (Environmental Impact Assessment), ETJ (Change of Land Use) and ER (Risk Assessment) for an expanded Cozamin Mine Project;

- Capstone submitted its MIA for the expanded Cozamin Mine Project on July 20, 2005. The dictamen, valid for ten years, outlying required terms and conditions was received August 29, 2005;
- Capstone submitted the ETJ early in October 2005;
- Capstone has completed the ER and expects to submit the ER in mid-November 2005;
- SEMARNAT is current with project details and schedules and following final site inspection by PROFEPA, Capstone will make application to SEMARNAT for an LAU (operating permit).

Table 6.1. Claim Data Cozamin Property, Zacatecas State, Mexico.

CONCESIONES MINERAS DE EXPLOTACION

GRUPO MINERO BACIS S.A. DE C.V.
RELACION DE TITULOS MINEROS AL MES DE OCTUBRE 2005
PROYECTO COZAMIN

# CONS.	NOMBRE DEL LOTE	EXP.	TITULO	FECHA TIT.	SUP. HAS.	IMPORTE $	MPIO. Y EDO	PROYECTO	ACORDEON CARPETA	VIGENCIA TIT.
	CONCESIONES TITULADAS DE EXPLOTACIÓN 9 LOTES									
139	UNIFICACION CARLOS	8/5/0040	224657	5/27/2005	542.5265	0.00	VETAGRANDE; ZAC.	COZAMIN	3	5/26/2011
140	SANTA LUCIA	407	195187	8/25/1992	18.7267	0.00	VETAGRANDE; ZAC.	COZAMIN	3-13	24/08/2042
141	GABRIELA II	530	203364	7/19/1996	18.9438	0.00	ZACATECAS; ZAC.	COZAMIN	3-15	18/07/2046
142	PLATEROS	198	188806	11/29/1990	9.0000	0.00	VETAGRANDE; ZAC.	COZAMIN	3-16	28/11/2040
143	PLATEROS DOS	792	208838	12/15/1998	50.0000	0.00	VETAGRANDE; ZAC.	COZAMIN	3-17	14/12/2048
144	SAN BONIFACIO	1388	217858	8/27/2002	40.8518	0.00	VETAGRANDE; ZAC.	COZAMIN	4-19	26/08/2052
145	SANTA BARBARA FRACCION 1	1409	218259	10/17/2002	82.9691	0.00	VETAGRANDE; ZAC.	COZAMIN	4-20	16/10/2052
146	LA PROVIDENCIA	8/1/1620	223954	3/15/2005	60.0000	0.00	VETAGRANDE, ZAC.	COZAMIN	**4-22**	14/03/2055
147	ORLANDO	8/1-1425	225620	9/23/2005	11.7899	0.00	VETAGRANDE; ZAC.	COZAMIN	4-28	9/22/2055
	TOTAL	9			**823.0179**	0.00				

* SIN COPIA DEL TITULO
** SE ELEVARON A EXPLOTACION Y AUN NO LLEGA EL TITULO

CONCESIONES MINERAS ELEVADAS DE EXPLORACION A EXPLOTACION

GRUPO MINERO BACIS S.A. DE C.V.
RELACION DE TITULOS MINEROS AL MES DE OCTUBRE 2005
PROYECTO COZAMIN

#	NOMBRE DEL LOTE	EXP.	TITULO	FECHA TIT.	SUP. HAS.	IMPORTE $	MPIO. Y EDO	PROYECTO	ACORDEON CARPETA	VIGENCIA TIT.
	CONCESIONES MINERAS ELEVADAS A EXPLOTACION 5 LOTES									
148	SAN JACINTO FRACCION 1 ++	1401	202437	11/24/1995	78.7955	0.00	VETAGRANDE; ZAC.	COZAMIN	4-23	23/11/2001
149	SAN JACINTO FRACCION 2 ++	1402	202438	11/24/1995	17.7846	0.00	VETAGRANDE; ZAC.	COZAMIN	4-24	23/11/2001
150	SANTA BARBARA FRACCION 2 ++	1408	202645	12/8/1995	9.5938	0.00	VETAGRANDE; ZAC.	COZAMIN	4-25	07/12/2001
151	SANTA BARBARA FRACCION 4 ++	1407	202628	12/8/1995	0.4585	0.00	VETAGRANDE; ZAC.	COZAMIN	4-26	07/12/2001
152	SAN NICOLAS ++	1250	200150	7/15/1994	5.3697	0.00	VETAGRANDE; ZAC.	COZAMIN	4-27	14/07/2000
	TOTAL	5			**112.0021**	0.00				

* SIN COPIA DEL TITULO
** SE ELEVARON A EXPLOTACION Y AUN NO LLEGA EL TITULO LA VIGENCIA DE ESTE TITULO ES EL DE EXPLORACION Y AUN NO NOS ENTREGAN EL TITULO DE EXPLOTACION

CONCESIONES MINERAS DE EXPLORACION

GRUPO MINERO BACIS S.A. DE C.V.
RELACION DE TITULOS MINEROS AL MES DE OCTUBRE 2005
PROYECTO COZAMIN

#	NOMBRE DEL LOTE	EXP.	TITULO	FECHA TIT.	SUP. HAS.	IMPORTE $	MPIO. Y EDO	PROYECTO	ACORDEON CARPETA	VIGENCIA TIT.
	CONCESIONES MINERAS DE EXPLORACION 2 LOTES									
153	**LA SECADORA**	26392	219630	3/26/2003	9.0000	0.00	ZACATECAS, ZAC.	COZAMIN	4-29	25/03/2009
154	**LA LIGA**	25928	217237	7/2/2002	20.1817	0.00	ZACATECAS ; ZAC.	COZAMIN	4-30	7/1/2008
	TOTAL	2			**29.1817**	0.00				

TOTAL COZAMIN	**16**			**964.2017**					

CONCESIONES DE EXPLORACION

CAPSTONE GOLD S.A. DE C.V.
RELACION DE TITULOS MINEROS AL MES DE OCTUBRE 2005
PROYECTO COZAMIN

#	NOMBRE DEL LOTE	EXP.	TITULO	FECHA TIT.	SUP. HAS.	IMPORTE $	MPIO. Y EDO	PROYECTO	ACORDEON CARPETA	VIGENCIA TIT.
	CONCESIONES MINERAS DE EXPLORACION 10 LOTES									
1	**SAN LUIS I**	26971	223325	12/2/2004	290.6121	0.00	ZACATECAS, ZAC.	COZAMIN		12/1/2010
2	**SAN LUIS II**	26972	224466	5/13/2005	133.8409	0.00	ZACATECAS ; ZAC.	COZAMIN		5/12/2011
3	**SAN LUIS II FRACCION 1**	26972	224467	5/13/2005	2.1713	0.00	ZACATECAS ; ZAC.	COZAMIN		5/12/2011
4	**SAN LUIS II FRACCION II**	26972	224468	5/13/2005	2.4654	0.00	ZACATECAS ; ZAC.	COZAMIN		5/12/2011
5	**ACUEDUCTO**	27052	224469	5/13/2005	13.5590	0.00	MORELOS ZACATECAS	COZAMIN		5/12/2011
6	**ACUEDUCTO FRACCION 1**	27052	224470	5/13/2005	9.5980	0.00	MORELOS ZACATECAS	COZAMIN		5/12/2011
7	**LA SIERPE**	27296	224503	5/13/2005	4.2638	0.00	MORELOS ZACATECAS	COZAMIN		5/12/2011
8	**LA SIERPE FRACCION 1**	27296	224504	5/13/2005	0.0108	0.00	MORELOS ZACATECAS	COZAMIN		5/12/2011
9	**LA PARROQUIA**	27297	224471	5/13/2005	1.2601	0.00	MORELOS ZACATECAS	COZAMIN		5/12/2011
10	**LA GLORIA**	27337	224474	5/13/2005	4.1372		ZACATECAS ; ZAC.	COZAMIN		5/12/2011
	TOTAL CAPSTONE	10			461.9186	0.00				

SOLICITUDES DE EXPLORACION PENDIENTES DE TITULAR

CAPSTONE GOLD S.A. DE C.V.
RELACION DE TITULOS MINEROS AL MES DE OCTUBRE 2005
PROYECTO COZAMIN

#	NOMBRE DEL LOTE	EXP.	TITULO	FECHA TIT.	SUP. HAS.	IMPORTE $	MPIO. Y EDO	PROYECTO	ACORDEON CARPETA	VIGENCIA TIT.
	CONCESIONES MINERAS DE EXPLORACION 3 LOTES									
11	**LA VETA**	**27387**			**20.0000**	**0.00**	**ZACATECAS, ZAC.**	**COZAMIN**		**REV T.P.**
12	**EL RANCHITO**	**27386**			**35.0000**	**0.00**	**ZACATECAS ; ZAC.**	**COZAMIN**		**REV T.P.**
	TOTAL CAPSTONE	3			55.0000	0.00				

TOTAL	**13**			**516.9186**		

TOTAL BACIS	**964.2017**
TOTAL CAPSTONE GOLD	**461.9186**
TOTAL HRAS TITULADAS	**1,426.1203**


W
E
San Roberto Mine
San Ernesto Shaft
Robbins No. 1
Robbins No. 2
San Roberto Shaft
Robbins No. 3
Robbins No. 4
Virginias Mine
CZM-4
CZM-6
CZM-7
Elevation 2350 m.
Elevation 2250 m.
CZM-3
CZM-1
CZM-8
CZM-2
SR-2
SR-3
SR-5
DDH PEÑOLES
DDH BACIS
DDH PROPOSED
PROVEN RESERVES
PROBABLE RESERVES
PROPOSED MINE WORKINGS
OLD MINE WORKINGS
0 100 200 300 m
SCALE
COZAMIN PROJECT
MALA NOCHE FOOTWALL VEIN

Figure 6.4. Historic Section of Mineralization and Workings on the Cozamin Property, Durango State, Mexico. Blue areas along workings represent areas mined by Cozamin in 1997/98.


W
E
San Rafael Mine
San Roberto Mine
Zaragoza Shaft
San Tiburcio Shaft
Los Ángeles Shaft
San Ernesto Shaft
Robbins No. 1
Robbins No. 2
San Roberto Shaft
Robbins No. 3
Robbins No. 4
Virginias Mine
Bolado Shaft
San Rafael Shaft
2250 masl
2150 masl
CZM-3
CZM-2
CZM-1
CZM-8
CZM-4
SR-3
SR-5
San Roberto Mine
EXPLANATION
ANDESITIC TUFF
ANDESITE
SHALE
SHALE
PORPHYRY
OLD MINE WORKINGS
DDH DONE BY BACIS
DDH DONE BY PEÑOLES
0 100 200 300 400 500 m.
SCALE
COZAMIN PROJECT
MALA NOCHE VEIN
LONGITUDINAL SECTION WITH GEOLOGY OF THE HANGINGWALL

Figure 6.5 Section Showing Historic Hole-Pierce Points and Projection of Old Workings on Mala Noche Vein.

7.0 ACCESSIBILITY, INFRASTRUCTURE, LOCAL RESOURCES, CLIMATE, AND PHYSIOGRAPHY

7.1 Topography, Elevation and Vegetation

The Cozamin project is located in the Western Sierra Madre Physiographic province (Sierra Madre Occidental Province) near the boundary with the Mesa Central Province (Central Plateau Province). The Zacatecas area is characterized by abrupt north-northwesterly trending mountains with the Sierra Veta Grande to the north and the Sierra de Zacatecas to the south. The city of Zacatecas, the capital of metal rich Zacatecas State, Mexico, is located in a fault line valley that separates the two sierras (Ponce and Clark, 1988). Elevations, in the Zacatecas area, are around 2,400m and local relief is about 200m.

The Zacatecas area is located between forested and sub-tropical regions to the southwest and desert conditions to the northeast The climate in the region is semi-arid with a rainy season from June until September yielding average annual precipitation of about 500 mm. Temperatures rarely exceed 30°C with cooler temperatures in the winter months causing some freezing and occasional light snow. Vegetation consists of natural grasses, mesquite or huizache and crasicaule bushes. Standing bodies of water are dammed as most streams are intermittent. A large part of the state of Zacatecas relies on ground water, and a very wet rainy season in 2003 has helped to replenish the aquifers.

7.2 Access to the Property and Proximity to Population Center(s)

The area can be reached from Durango, Capstone's Mexican headquarters, via paved road. The Cozamin Project area and mill have two-wheel drive access via paved roads from the city of Zacatecas to the property boundary where gravel roads in good condition provide access to most of the property. Drill site preparation is easy and water for drilling is pumped from underground workings.

7.3 Relevant Climate and Length of Operating Season

The climate in the region is semi-arid with maximum temperatures of about 30°C during the summer season and minimum temperatures in the winter season producing freezing conditions and occasional snow. The rainy season extends from June until September. The average annual precipitation is about 500 mm.

7.4 Availability of Surface Rights, Power, Water and Mining Personnel (Figure 7.1)

Basis owns and maintains a 750TPD mill and storage buildings at the Cozamin mine site (Figure 6.1). The buildings are connected to the local power grid. The area has sufficient water for exploration and mining purposes. Local residents of Zacatecas have a strong mining tradition and

provide Cozamin a knowledgeable source of labor. Drilling companies and mining contractors are available in Durango, Zacatecas and Fresnillo and other areas of Mexico.

The surface land rights belong to the Ejido Hacienda Nueva and the surface land is rented to Cozamin. An Ejido is a local community that has the grazing and farming rights for the land surface. Capstone is currently negotiating with the Ejido to acquire up to 650 ha in surface rights.

7.5 Potential Areas for Tailings Disposal, Heap Leach Pads and Plant Sites

Christopher observed some of the tailings that remain from pervious exploitation of the Mala Noche vein. The tailings are stored in a dammed creek valley near the Cozamin mill, and future use of the area is currently being evaluated by a mining environmentalist as part of the Phase 3 program. Drainage from the tailings area is being monitored to maintain the quality of local water.

8.0 HISTORY

8.1 Prior Ownership and Ownership Changes

In pre-Hispanic times, the area was inhabited by Zacatecan Indians who obtained native silver from the oxidized zone of argentiferous vein deposits in the Zacatecas mining district. In 1546, Juan de Tolosa, guided by a local Indian, arrived in Zacatecas (then Lomas de Bracho) to examine argentiferous occurrences. In March 1548 exploitation started at the Albarrada mine on the Veta Grande system. In June 1548 the San Bernabe mine started on the Mala Noche system and in November 1548 production started at Los Tajos del Panuco. The initial operations worked only the oxides for silver and some gold and later the sulfide zones were worked for base and precious metals.

During the Mexican Revolution (1910-1917) mining was essentially halted with flooding and cave-ins limiting access. Foreign companies worked the mines for base metals from 1936 to 1948 but lack of electric-power, labor problems and low metal prices resulted in closure of unprofitable mines. From 1972, CRM worked mines in the El Bote, La Purisima and La Valencianc zones.

A number of old workings occur throughout the project area but accurate records of early production were not kept. Historic production from the district is estimated by the CRM (1992) estimated production from the Zacatecas mining district 750,000,000 ounces of silver from 20 million tonnes grading over 900 g/t Ag and about 2.5 g/t Au. Lead, zinc and copper have also been recovered but the production and grades were not estimated.

Minera Cozamin was established in 1980 by Penoles to consolidate concession holdings over the Mala Noche structure. Penoles established a 250TPD mill before vending the property for US$6,800,000 to Minera Argenta, a subsidiary of Basis, in 1997. Basis expanded the mill to a 750TPD flotation plant, and processed 250,000 tonnes of ore grading 1.2% Cu, 90 g/t Ag, 0.5 g/t Au, 1.8% Zn and 0.6% Pb. A significant reduction in metal prices occurred in 1997 and 1998 and Basis was forced to close the Cozamin mine.

Capstone obtained an option to acquire the Cozamin property in January 2004. The management of Capstone retained Peter Christopher & Associates Inc. to prepare a technical report on the Cozamin Project. In order to evaluate the project and qualify to prepare a technical report in the form required by NI 43-101, the Cozamin property was examined by the writer on September 12th and October 11th 2003. Subject to the writer examination, a technical report was prepared for submittal to the TSX Venture Exchange. On January 23, 2004, Capstone received regulatory approval for the option agreement dated January 23, 2004, between Capstone, Compania Minera Basis, SA de CV, and Cozamin SA de CV (the "Optionors"). Capstone received the right to acquire an undivided 90% beneficial interest in five advanced Phase properties (Cozamin and Promontorio, Montoros, Copala, and Claudia) and one early Phase property known as Martha.

8.2 Historical Mineral Resource and Mineral Reserve Estimates

In 1998 sampling of surface and underground workings and surface and underground drilling, was used by Basis to calculate reserves and resources. The Basis estimations were made after purchase of the Cozamin Project and are not current estimates and should not be relied upon. The writer has reported the Basis DDH indicated reserves as indicated resources to conform to classifications recommended in 43-101 and suggested by the CIM. The Basis reserve figures have not been the subject of a recent feasibility study or quality evaluation and the writer is presenting the vendor's historic estimates that are not considered to be current reserves or resources for the Cozamin Project. The writer has summarized and modified the Basis estimates in Table 8.1 as indicated by footnotes.

Table 8.2 Historic Basis Indicated and Inferred Resources for Mala Noche Vein.

CATEGORY*	TONNES x 1,000	GRADE (g/tonne)		GRADE %		
		Ag	Au	Cu	Zn	Pb
Indicated	2,795	85	0.50	0.95	3.16	0.88
Inferred**	3,131	103	0.49	1.41	3.21	0.85

To Conform to NI-43-101, conversions of Basis reserves to indicated and inferred resources were made. Measured resources could not be accurately separated and are reported as indicated resources. The Basis resource figures are not current and current resources are provided.
* Reported as Reserves but Converted to Resources.
** Basis Proven, Probable and Indicated Reserves were converted to Indicated Resources that require confirmation and upgrading by Capstone. Basis's DDH indicated reserves are shown as indicated resources by the writer. Phase drilling was used to validate previous drilling and provide additional data to upgrade the resource quality.

Holes drilled by Penoles and Basis indicate the grade and width of the mineralized zone increases with depth. Previous drilling, the location of historic resources and the location of previously mined ore shoots within the Mala Noche vein system indicate a number of deeper drill targets.

9.0 GEOLOGICAL SETTING

9.1 Regional Geological Setting

The Zacatecas Mining District covers a belt of epithermal and mesothermal vein deposits that contain silver, gold and base metals (Cu, Pb, and Zn). The district is in the southern Sierra Madre Occidental Physiographic Province near the boundary with the Mesa Central Physiographic Province in north-central Mexico. The dominant structural features, that localize mineralization, are of Tertiary age and are interpreted by Ponce and Clark (1988) to be related to the development of a volcanic center and also to northerly trending basin-and-range structures.

The Zacatecas mining district occurs in a structurally complex setting, associated with siliceous subvolcanic and volcanic rocks underlain by sedimentary and metasedimentary rocks. The geologic units of the Zacatecas area include Triassic metamorphic rocks of the Zacatecas Formation and overlying basic volcanic rocks of the Upper Jurassic or Lower Cretaceous Chilitos Formation. The Tertiary consists mainly of a Red Conglomerate unit deposited in Paleocene and/or Eocene times to overlying rhyolitic tuff and intercalated flows that were deposited form Eocene to Ologocine times. Rhyolite bodies cut the Mesozoic and Tertiary units and result in some rhyolitic domes.

9.2 Property Geology (Fig. 9.2)

The property geology of the Cozamin project area has been mapped by a number of Basis consultants (Figure 9.2). The geological setting and stratigraphy has been established by the CRM (1992) with a modified interpretation provided by Ponce and Clark (1988). The presence of a structurally controlled vein system that extends for over 10km is common to both groups. The CRM suggests that the veins are hosted mainly in volcanic rocks of the Chilitos formation and partly in Triassic metasedimentary rocks of the Zacatecas formation with the main vein structures striking N70° to 85°W and dip 64° to 75°NE. The mineralized fault structures are concentric to and north of the Zacatecas caldera. Ponce and Clark call the oldest rocks in the Zacatecas area the Triassic Pimienta metasediments. They refer to the Chilitos Formation as the Zacatecas greenstones and suggest that the greenstone unit is part of a microdiorite body that was emplaced during a second metamorphic event. The greenstone unit of Ponce and Clark (1988) is the host rock for the Mala Noche, Veta Grande, Panuco and La Plamosa vein systems with the Cantera fault and vein system forming part of the southern boundary of the unit (Figure 9.1). The main units differentiated by the CRM (19920 are discussed below:

Zacatecas Formation

The Zacatecas Formation represents the oldest rocks in the district and appears to be equivalent to the Pimienta Metasediments of Ponce and Clark (1988). The Zacatecas formation, a marine Upper Triassic unit, consists of sericite schists, phyllites, slates, quartzites, metasandstone, flint, metaconglomerate and recrystallized limestone. The unit hosts the El Bote and Pimienta vein systems to the west of the City of Zacatecas.

Chilitos Formation

The Upper Jurassic to Lower Cretaceous Chilitos Formation is composed of andesictic to basaltic volcanic rocks with pillow structures and some limestone lenses. The units are referred to as greenstone of the Zacatecas area and as the Zacatecas Microdiorite by Ponce and Clark (1988).

Zacatecas Red Conglomerate

The red conglomerate is probably of Early Tertiary (Paleocene-Eocene) age and contains fragments of Chilitos and Zacatecas formation rocks. The unit is deposited south of the La Cantera fault in the structural zone occupied by the City of Zacatecas.

Tertiary Volvanic and Volcaniclastic Rocks

Tertiary volcanic rocks are generally associated with and south of the Zacatecas caldera. They are described by the CRM as rhyolitic tuffs with flow intercalations of rhyolite composition that were extruded during the Oligocene to Eocene. Eight units were described by Ponce and Clark (1988) and are shown on Figure 9.2. The CRM (1992) described the eight volcanic units as rhyolite tuff with flow intercalations of rhyolitic composition that originated during the Oligocene to Eocene time. The rhyolitic rocks are reported to have moderate to high silica content and high potassium content.

A very small area of epiclastic deposits (Ted) occur in a road cut near the Bufa flow dome and small areas of chemical sediments (Tcs) are present in the western flank of the Zacatecas caldera (Ponce and Clark, 1988).

Rhyolitic Subvolcanic Bodies

Ponce and Clark (1988) suggest that subvolcanic intrusive phases include silicic subvolcanic bodies, lava-flow domes, intrusive tuffs, ignimbrite bodies, pipes and autoclastic breccias. The rhyolitic subvolcanic bodies, generally as dikes and subvolcanic bodies are structurally controlled by radial or concentric faults and fractures of the caldera structure. The sub-volcanic rhyolitic bodies are concentrated in the central part of the Zacatecas district in a NW-SE trending zone.


TAILINGS DAM
DUMPS
MILL SITE
11,000 N
10,800 N
EXPLANATION
ANSEDITE
ANDESITIC TUFF
BASALTIC ANDESITE
SILTSTONES-HORNFELS-SHALES
ANDESITE
PORPHYRY RHYOLITE
ARGILLIC ALTERATION
UNDERGROUND MINE WORKINGS
CZM-2
DIAMOND DRILL HOLE
VEIN
0 100 200 300 400 500 m.
SCALE
COZAMIN PROJECT
MALA NOCHE VEIN
GEOLOGIC MAP

9.2 Property and Local Geology of the Cozamin Property The Section Projection Line is Shown Crossing the Grid and San Roberto Shaft is Reference Point. (Prepared by Enriquez, 2003).

9.3 Structural Geology

The main structural features of the Zacatecas district are of Cenozoic age and are related to the Zacatecas Caldera, and with a tensional phase that resulted in basin-and-range structures. A deeply eroded caldera is evidenced by concentric and radial fracture systems, a ring fracture zone, thick ash-flow tuffs, a lava dome, collapse features and a resurgent dome (Ponce and Clark, 1988). The volcanic center is spatially and structurally related to three vein types: 1.) The main veins are Ag, Pb, Zn, Cu, Au system in concentric and tangential faults and fractures that cut pre-caldera rocks, 2.) Au-Ag(Se) system in radial fractures that cut caldera-fill rocks, and 3.) Fluorite veins parallel to the outer caldera margin and also in caldera-fill rocks.

10.0 DEPOSIT TYPES

10.1 Mineral Deposit Type/Model for the Property (Fig. 10.1)

Three vein types are recognized: 1.) Ag (Pb, Zn, Cu, Au), in concentrically and peripherally oriented around the Zacatecas caldera, are the most extensive and economically significant, 2.)Au-Ag (Se) veins are oriented radially with respect to the Zacatecas caldera, and 3) main fluorite vein is situated in the eastern rim zone of the Zacatecas caldera. The Mala Noche vein, a type 1 vein, outcrops for more than 5.5km strikes N70°-80°W and dips 70°-80°NE. Other type 1 veins, and main structures are the El Bote-Cantera, Panuco, Cantera vein (N60°W), and the Veta Grande vein (N60°W) all with historic production dating back to Spanish colonial times. Productive veins also occur in the Los Alamitos and El Orito (N10°E) systems.

The vertical productive interval for type 1 veins is 200 to 400m. The Mala Noche vein zones to higher copper and precious metal values at depth. The vein deposits are structurally controlled with type 1 veins generally found at junctions of vein branches and at strike inflections within the veins. Careful evaluation of surface and underground workings defined the most prospective zones and priority drill targets. The location of previous mined areas and historic resources provide valuable guides for selecting high potential, deeper areas of the vein system. The Phase 1, Phase 2 and Phase 3 exploration has supported wider and higher grade mineralization at depth and provided justification for underground rehabilitation, sampling and drilling for further resource definition and possible mill rehabilitation and expansion.

Figure 10.1 Longitudinal Section along Mala Noche Vein Showing Drill Holes Below Mine Levels, Zacatecas State Mexico (Prepared by Enriquez, 2003).


W
E
San Rafael Mine
San Roberto Mine
Zaragoza Shaft
San Tiburcio Shaft
Los Angeles Shaft
San Ernesto Shaft
Robbins No. 1
Robbins No. 2
San Roberto Shaft
Robbins No. 3
Robbins No. 4
Virginias Mine
Bolado Shaft
San Rafael Shaft
Rayas Shaft
CZM-3
CZM-1
CZM-2
CZM-8
CZM-4
SR-2
SR-3
SR-5
2250 masl
2150 masl
2050 masl
1950 masl
EXPLANATION
ANDESITIC TUFF
ANDESITE
SHALE
SHALE
PORPHYRY
OLD MINE WORKINGS
DDH DONE BY BACIS
DDH DONE BY PEÑOLES
0 100 200 300 400 500 m.
SCALE
COZAMIN PROJECT
MALA NOCHE VEIN
LONGITUDINAL SECTION WITH GEOLOGY OF THE FOOTWALL

10.2 Geological Concept Used For Exploration of the Property

The Cozamin property had a very transparent exploration concept with previously mined mineralization located above holes that indicate significant increase in copper and precious metal grades in a vein that appears to be getting wider at depth. Previous workers suggest the better mineralization and ore shoots occur at intersections of vein branches and flexures or dilatation zones along the vein. The location of old working and historic resources were combined with compilation of the geology to select specific deep drill sites. Drilling to date has validated previous exploration and shown mineralization to continue at depth. The system mineralogy and characteristics change with the

vein structure appearing to be more mesothermal in character. An increase in the pyrrhotite content may be suggesting proximity to a granitic intrusive but holes completed have only encountered narrow rhyolite dikes. The ryholite dikes are weakly mineralized and dilute grades when they cut massive sulphide zones.

11.0 MINERALIZATION

11.1 Mineralized Zones Encountered on the Property

The Cozamin project area covers about a 5.5km trend of the Mala Noche Ag (Pb, Zn, Cu, Au) vein system. Other productive veins systems of this type in the Zacatecas district are the Panuco, Veta Grande, Cantera, El Bote and San Rafael. The principal ore minerals are galena, sphalerite, chalcopyrite and pyrite with silver reported to occur as acanthoite, silver sulfantimonides, argentiferous tetrahedrite (freibergite), native silver and lesser freieslebendite. The Au/Ag ratio varies from 1:80 to 1:250. The main gangue minerals are quartz and calcite with rhodochrosite, barite and gypsum also reported. The Mala Noche vein system dips to the north and strikes from east-west to WNW with an inflection point in the San Roberto Mine area. West of the San Roberto, the Mala Noche vein strikes about east-west and east of the San Roberto, the Mala Noche vein strikes WNW.

12.0 EXPLORATION BY THE ISSUER

Recent exploration on the Cozamin property, conducted by Capstone started with engineering examinations by Capstone directors Peter Kuhn, P.Eng. and Jack Marr, P.Geo. Site examinations were conducted by Christopher on September 12th and October 11th 2003 and on November 11th and 12th, 2004. Christopher collected two rock chip samples from the Virginias mine decline during the September 12th, 2003 examination and 24 splits of half core remaining from mineralized section of 2004 drill holes. The Christopher's samples were submitted to Acme Laboratories in Vancouver for copper, lead, zinc, gold, and silver assays and ICP analyses. The Phase 1 drilling program was started in March 2004 under the supervision of qualified person (QP) Hugh Wilson, Capstones VP of exploration. The issuer was unable to conduct a more extensive initial underground sampling program because most of the mineralized underground workings were flooded.

Capstone's 2004 Phase 1 and Phase 2 included:

Phase 1: 2004 exploration program budget $ 1,250,000 (completed March-September, 2004):

- Mapped trend of 5.5 km Mala Noche Vein System;
- Completed CSAMT (8 line kilometers) and NSAMT (16 line kilometers) with magnetic survey (26 line kilometers) over Mala Noche Vein System;
- Completed Phase 1, 7,484.44 meter drill program (Holes CG-04-01 to CG-04-19) that mainly tested below level 10 (2160M.) below old workings in the San Roberto Mine; 250 – 350m below surface.
- Completed an independent review (Hawthorne, 2004) of the existing plant and mill to determine cost of rehabilitation and expansion; (filed on SEDAR and www.capstonegold.com)
- Establish a team of 7 mining and exploration professionals based in Zacatecas.

Phase 2: 2004/2005 exploration program budget $ 2,500,000 (Completed August 2004-March 2004):

- Prepare the Cozamin mine/mill for development;
- Dewater underground workings;
- Rehabilitate the San Roberto hoist, headframe and shaft;
- Completed Phase 2 10,446.55 meter surface drill program (Holes CG-04-20 to CG-04-37) that mainly tested at elevations between 1900m and 2050m level below old workings in the San Roberto Mine;
- Completion of preliminary metallurgical test by SGS Lakefield;
- Further evaluated geophysical results.

Phase 3: Underground Rehabilitation, Drill Site Preparation and Drilling (in Progress)

- Metallurgical study completed by Process Research Associates Ltd.;
- Upgrade of the Cozamin Processing Plant has been started;
- Clifton Associates Ltd. Of Guadalajara, Jalisco, Mexico and Nimbus Management Ltd. of Vancouver submitted an environmental impact assessment (MIA), an impact study for land use (ETJ) and a risk assessment (ER) to SEMSRNAT, the Mexican federal regulatory agency in charge of environmental issues;
- Underground definition drilling started on March 27, 2005 with holes CG-05-U01 to CG-05-U68 completed by August 31, 2005 (Capstone's corporate year end);
- Underground development includes over 1,500 meters of crosscuts, surface and underground access ramps and 19 drill stations;
- The San Roberto Mine sector has been dewatered and rehabilitated down to the previously operated level 9;
- From September 1, 2005 to October 31, 2005, 170 m of drifting to the east on level 9 have been completed. In preparation for extraction of the level 9 east stope area, drifting and sampling in the vein have been initiated. An additional 400 m of drifting, planned for level 9, are expected to be completed by the end of February, 2006. Ramping to the future level 10, 60 m below level 9, has been started with the rehabilitation of a previous ramp and the driving of 160 m of new ramp.
- The portal for the San Ernesto spiral ramp has been established and 150 m of down ramp driven. From underground, 250 m of up ramp have been rehabilitated and 15 m driven with connection and completion expected by the end of February 2006.
- Underground definition drill holes CG-05-U68 to CG-05-U93 and CG-05-U95 were completed between September 1, 2005 and October 31, 2005 with 94, Phase 3 underground holes totaling 12,314.62 m completed by October 31, 2005. At the end of October 2005, Capstone's investment in the Cozamin Project totaled about Cdn$12,300,000.

13.0 DRILLING (Fig. 10.1 & 21.1; Table 13.1 & 13.2

13.1 Previous Drill Results

Drilling conducted by Penoles and Basis was mainly directed at locating and expanding mineable reserves to feed the Cozamin mill. Several exploration holes, completed by Basis and Penoles below the developed levels of the mine, influence the location of 2004 holes. The results of the

historic deeper holes are summarized in Table 13.1. Deeper holes are located on Figure 10.1 with significant results from the drill holes summarized in Table 13.1. Capstone's initial drilling was conducted from surface to avoid dewatering of the underground. Additional drilling (Figure 21.1) will provide information necessary to decide if development of lower levels of the Cozamin mine is warranted.

13.2 Capstone 2004 Drilling

In 2004 Capstone completed 7,484.44 meters in 19 diamond drill holes (CG-04-1 to CG-04-19). The drilling was conducted by starting with HQ and reducing to NQ core and employed a Longyear 38 drill contracted from Britton Brothers. The Phase 1 drilling results has been obtained and released in news releases by Capstone. The Phase 1drilling was started in April 2004 and was successfully completed in September 2004. An 8,000 meter Phase 2 diamond drilling program started in October 2004 with a Longyear 44 drill contracted from Britton Brothers to drill deeper holes. A total of 31 holes have been completed but results have only been released from Phase 2 hole CG-04-20 because of slow return of assay results from laboratories. The Phase 2-8,000 meter, 33 hole, drilling program should be completed near the end of 2004.

Table 13.1 Summaries of Previous Drill Holes That Influence Deeper Drilling of Mala Noche System.

Hole #	Length METERS	Intersection	Cu%	Pb%	Zn%	G/t	
						Au	Ag
DIAMOND DRILL HOLES DONE BY COZAMIN BEFORE BASIS							
CZM-#1	229.50	4.2m				0.26	
CZM-#2	389.45	3.1m	2.9	1.13	4.48	0.20	53
CZM-#3	331.37	5.4M	2.47	0.53	2.32	0.25	123
CZM-#4	210.45	NA	0.48	0.17	9.56	0.10	21
CZM-#6	200.00	8.02M	3.32	1.36	2.57	NA	NA
CZM-#8	359.65		1.34	0.03	0.67		27.6
DIAMOND DRILL HOLES BY PENOLES							
SR-1	231.6	1.1M	2.54	0.16	0.02	0.17	20
SR-2	330.84	14.2	1.4	NA	1.29	0.40	118
SR-3	257.12	14.75	1.49	0.22	0.39	0.40	109
SR-4	251.16	3.5	0.48	0.17	9.56	0.01	21
SR-5	420.2		3.37	0.08	0.25	0.40	103

NA= NOT AVAILABLE; CZM-3 SAME AS ZC-92; CZM-1 SAME AS BDD 67

Table 13.2. Significant Capstone Drill Results with assays pending for subsequent holes (results compiled by Capstone and checked by the writer).

NQ Core Hole#	Total Length (m)	From (m)	To (m)	Interval (m)/ True Width (m)	Ag g/t	Cu%	Zn%	Pb%
CG-05-U02	54.55	43.8	50.0	6.2/6.0	95.8	2.2	0.7	0.3
CG-05-U03	73.46	54.8	61.9	7.1/5.5	95.6	1.6	0.7	0.2
CG-05-U04	73.15	62.0	68.4	6.4/3.9	82.4	1.1	0.8	1.6
CG-05-U05	64.01	42.1	55.0	12.9/10.9	110.8	1.3	1.0	1.9
CG-05-U06	91.44	49.3	58.3	9.0/6.7	122.2	1.7	1.1	1.6
CG-05-U07	58.91	32.0	35.7	3.7/3.4	105.9	0.6	7.5	8.4
and		46.3	51.0	4.7/4.3	63.2	1.5	0.6	0.2
CG-05-U08	89.92	40.5	43.1	2.6/1.9	144.6	1.2	9.2	12.8
and		50.0	53.7	3.7/2.7	56.4	1.2	0.9	1.0
CG-05-U09	61.87	50.8	52.0	1.2/1.2	90.3	2.5	0.0	0.0
CG-05-U10	76.20	49.8	57.3	7.5/6.8	67.2	2.2	0.5	0.1
CG-05-U11	67.06	52.9	66.7	13.8/10.6	59.2	2.1	0.1	0.0
CG-05-U12	73.15	57.5	63.3	5.8/3.8	23.0	1.7	0.1	0.0
CG-05-U13	65.53	30.8	32.7	1.9/1.5	6.1	0.0	3.2	0.0
CG-05-U17	65.84	40.6	52.4	11.8/8.7	132.7	1.3	0.5	1.6
CG-05-U18	55.78	39.7	53.0	13.3/9.7	94.1	1.3	0.6	0.5
CG-05-U19	68.58	39.8	62.1	22.3/18.5	104.7	1.3	1.5	3.5
CG-05-U20	91.55	45.9	50.6	4.7/3.2	233.0	1.5	0.9	3.9
and		66.0	75.6	9.6/6.5	139.5	1.9	0.4	0.6
CG-05-U21	76.20	50.5	55.2	4.7/2.9	122.9	1.5	2.1	0.5
CG-05-U22	86.56	68.7	73.3	4.6/1.8	31.4	1.5	0.1	0.0
CG-05-U25	70.10	55.8	63.3	7.5/3.5	90.9	1.3	0.6	0.2
CG-05-U26	68.00	51.4	54.4	3.0/2.3	73.5	1.4	2.5	0.0
CG-05-U27	60.00	42.3	49.3	7.0/6.9	82.8	1.4	4.3	0.1
CG-05-U29	67.06	57.9	61.3	3.4/2.6	105.2	1.6	1.7	0.6
CG-05-U30	79.25	63.8	69.5	5.7/3.7	106.2	2.1	2.4	0.2
CG-05-U31	67.06	52.5	61.5	9.0/6.8	51.5	0.6	4.7	0.6
CG-05-U32	114.30	86.0	102.0	16.0/2.3	134.7	2.8	3.4	0.6
CG-05-U33	80.03	65.0	70.0	5.0/2.8	82.7	0.9	3.0	0.6
CG-05-U34	160.93	115.0	132.5	17.5/14.8	138.0	2.5	1.0	0.2
CG-05-U35	200.56	144.0	165.5	21.5/14.6	88.9	2.2	0.4	0.6
CG-05-U36	132.25	116.5	127.5	11.0/7.1	142.6	4.2	3.1	0.9
CG-05-U37	210.40	161.0	167.5	6.5/2.4	36.2	2.1	1.1	0.0
CG-05-U38	166.11	131.8	143.0	11.2/9.0	90.7	2.3	1.3	2.3
CG-05-U39	192.94	155.0	175.9	20.9/7.8	96.1	2.8	1.3	0.2
CG-05-U40	191.41	143.3	149.3	6.0/3.8	75.9	2.4	2.9	0.1
CG-05-U42	149.35	123.5	132.3	8.8/6.7	52.5	1.5	1.5	0.6
CG-05-U43	161.54	129.3	134.3	5.0/3.1	81.2	2.7	0.5	0.1
CG-05-U44	146.35	110.0	115.3	5.3/3.6	58.8	2.1	0.1	0.0
CG-05-U45	137.16	114.0	127.0	13/10.5	106.6	2.9	1.3	0.3
and		115.5	120.5	5.0/4.9	151.7	3.4	2.4	0.7
CG-05-U46	137.16	113.5	128.8	15.3/12.0	193.2	3.4	1.0	1.8
and		120.8	126.8	6.0/4.7	360.9	5.9	0.5	3.2
CG-05-U47	146.82	104.0	112.8	8.8/7.2	46.4	1.8	0.1	0.0
and		108.3	112.3	4.0/3.3	78.0	3.1	0.1	
CG-05-U48	161.54	141.3	155.0	13.7/11.3	93.4	2.0	0.7	0.9
CG-05-U51	112.45	93.8	96.8	3.0/2.8	54.3	1.3	0.1	0.1
CG-05-U52	134.11	115.5	122.0	6.5/5.5	34.1	1.0	5.1	0.2
CG-05-U53	188.97	170.0	179.8	9.8/2.3	98.7	2.0	1.6	0.9
CG-05-U54	203.30	169.0	184.5	15.5/7.7	70.6	3.9	0.1	0.0
and		177.5	184.0	6.5/3.2	114.4	6.7	0.2	
CG-05-U55	84.50	77.5	80.5	3.0/2.0	47.5	0.3	3.0	0.9
CG-05-U56	67.06	54.0	59.0	5.0/4.8	100.2	1.3	3.5	0.4

CG-05-U58	94.99	67.3	79.0	11.7/7.9	96.3	2.4	2.9	0.2
and		74.5	79.0	4.5/3.0	175.4	4.6	2.2	0.1
CG-05-U59	68.58	60.5	64.0	3.5/2.7	54.5	1.2	4.5	0.4
CG-05-U60	86.87	75.5	79.3	3.8/2.0	145.5	1.6	5.2	4.9
CG-05-U61	196.00	134.8	138.0	3.2/1.5	212.7	1.8	3.6	19.0
CG-05-U62	166.15	122.0	147.0	25.0/16.2	90.2	3.3	0.8	0.2
and		127.5	137.0	9.5/6.1	123.0	5.0	0.4	

Figure 13.1 Plan of Capstone's 2004 Drill Hole Collars.


747500 E
San Roberto Shaft 1
INTERCEPT PROJECTED
2,525500 N

Figure 13.2 Pierce points for Capstone's Phase 1, 2, & 3 Drilling below San Roberto Mine


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
ROBBINS No 2
ROBBINS No 3
ROBBINS No 4
SAN ERNESTO SHAFT
Level 9
Level 8 - E
UPPER ZONE
LOWER ZONE
HISTORICAL WORKINGS
COMPLETED SURFACE DRILL HOLES
COMPLETED UNDERGROUND DRILL HOLES
UNDERGROUND DRILL HOLES (ASSAYS PENDING)
UNDERGROUND PLANNED DRILL HOLES
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005
METERS
CAPSTONE GOLD CORP

14.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

14.1 Sampling Personnel and Security

Cozamin drill data was mainly from samples collected by Penoles and Basis personnel and consultants. The writer has met a number of personnel that have worked for Basis and/or Penoles and found them to be cable professional geologists and engineers. The writer has no reason to doubt the Basis and Penoles results, but reporting and description of sampling methods were not conducted to standards recommended by NI 43-101. The writer advises Capstone to follow the NI 43-101 guideline and provide them to their Mexican personnel. The writer reviewed Capstone's procedures on November 11th and 12th, 2004 and believes that Capstone's procedure meet the CIM best practices standards.

14.2 Sample Preparation and Analytical Procedures

Historic reports on the Cozamin project contain little discussion of analytical, procedures or laboratories. Assay sheets indicate that Cozamin analyses were completed by Basis, Penoles and contract laboratories. The writer feels that some blind samples should be used for all samples prepared for analyses. The Christopher (2003) recommended that sampling conducted by Capstone follow recommended standards as outline by CIM best practices.

Christopher's samples in 2003 and November 2004 were secured in his luggage and personally delivered to Acme Laboratories in Vancouver for analyses by 30-element ICP-ES, assays for Cu, Pb, Zn and Ag by Group 7AR with 1.000 gram sample digested and analyzed by ICP-ES and gold by fire assay of one assay ton. Capstone has initiated a comparison of laboratories to determine a suitable Mexican preparation facility, but intends to conduct analyses in Vancouver at Chemex or Acme and at BSI in Reno, Nevada if practical. Capstone participated in an audit of Reno and Elko Laboratories in Nevada, USA by Smee & Associates Consulting Ltd. (Smee, 2004). Mineralized intervals from the initial drill holes were prepared at BSI Inspectorate in Durango and reject pulp sent to Chemex for referee analysis. Recently mineralized intervals have been sent to Chemex Laboratory in Guadalahara for preparation and splits sent to BSI for referee analysis.

15.0 DATA VERIFICATION

15.1 Quality Control and Data Verification

Christopher conducted a site visit to the Cozamin Property on November 11th and 12th, 2004 to review core handling procedures and to collect independent samples for verification at a referee laboratory. Christopher selected and supervised the splitting of 24 previously assayed intervals and secured the samples and delivered the samples to Acme Analytical Laboratories Ltd. in Vancouver. Capstone initially had every sample prepared by Chemex in Guadalahara, analyzed by Chemex in Vancouver and check analyzed by BSI Inspectorate in Reno, Nevada. Samples are presently prepared by SGS in Durango, analyzed by SGS in Toronto and check analyzed by Chemex in Vancouver.

15.2 Verification of Sampling and Analytical Data by Author (Table 15.1 & 15.2)

Christopher toured the Cozamin property with Basis mining engineer Carlos Wong on September 12th 2003 and collected two samples from the Virginias decline. The samples were well mineralized and support the presence of significant grades but the Virginias mine area values are mainly in lead and zinc (Table 15.1) and not typical of the higher copper grade encountered during deeper drilling of the Mala Noche system. Mine workings that developed the Mala Noche vein were flooded and underground sample sites were not accessible.

The 24 core intervals selected by Christopher (Table 15.2) were from well mineralized sections that had not been split for metallurgical study by SGS Lakefield. The writer supervised diamond saw splitting of the remaining ½ core from sections of holes CG-04-02, CG-04-05, CG-04-06, CG-04-26, and CG04-27. Samples 178571, 178573 and 178574 require laboratory and field checking of remaining core. The Capstone results for 178571 are not in agreement with visual logs and the writer's samples 178573 and 178574 are not in agreement with visual logs. If the core box was reversed the samples may not have been properly repeated. The writer has asked Acme to confirm analytical results for these samples and the field personnel are checking remaining material in the intervals. The Christopher's samples validate the significant intervals obtained by Capstone and provide support for the justification of Phase 3A grid drilling. A rerun of reject by Acme from sample 178662 gave much higher results of 5.41%Cu, 2.70% Pb, 692 g/t Ag and 0.20 g/t Au. A rerun of the same material analyzed for sample 178662 gave 4.69%Cu, 1.71%Pb, 1.85%Zn, 589 g/t Ag and 0.17 g/t Au with for copper, lead, zinc and silver within 1%. The reject reruns suggest to the writer that pulverized material needs to be carefully blended before selecting the scoop for analysis. The laboratory precision on selection appears to be excellent but accuracy may have been compromised in the sample selection procedure. Capstone is considering establishing a preparation facility at the mine and should carefully monitor blending to obtain representative material for submittal to laboratories.

Table 15.1 Christopher's 2003 Check Samples from Virginias Mine Ramp, Cozamin Property.

Sample	Type	Width	Location	Pb%	Zn%	Au G/t	Ag G/t	Comments
178705	chip	1.4m	Virginias Mine	1.32	4.93	1.95	40.1	At switch in decline 0.174% Cu
178706	chip	4.0m	Virginias Mine	0.56	1.39	0.36	39.2	20m along decline from 706: 0.154% Cu

Table 15.2 .Writer's 2004 Check Samples from Capstone Drill Core.

Sample	Hole/ CG#	Interval	Cu%	Zn%	Au g/t	Ag g/t	Cu%	Ag g/t	Comments
							Capstone		
178551	CG26/ 2940	647.00-647.50	2.30	0.07	0.02	39	3.23	52.2	>100ppm W
178552	"/ 2941	647,50-648.00	2.11	0.07	0.02	33	2.06	29.5	
178553	"/ 2942	648.00-648.60	3.65	0.10	0.03	58	2.60	39.6	
178554	"/ 2943	648.60-649.05	6.56	0.20	0.04	93	4.92	66.7	
178555	CG27/ 3019	585.80-586.10	3.45	0.26	0.05	73	*	*	
178556	"/ 3020	586.10-586.40	3.04	0.27	0.02	69	*	*	>100ppm W
178557	"/ 3021	586.40-586.74	1.03	0.07	0.01	24	*	*	
178558	"/ 3044	593.44-593.74	4.61	17.8 7	0.07	160	*	*	
178559	CG05/ 1366	354.20-354.50	2.90	1.93	0.17	251	2.51	184	
178560	"/ 1367	354.50-354.75	3.39	0.18	0.16	176	4.70	171	
178561	"/ 1368	354.75-355.00	2.84	0.13	0.30	114	2.79	132	
178562	"/ 1369	355.00-355.30	4.67	1.84	0.19	583	4.90	200	
178563	"/ 1370	355.30-355.60	1.97	4.92	0.15	160	1.35	91	
178564	CG02/ 1171	311.25-311.55	2.21	1.06	0.04	161	2.45	203.4	
178565	"/ 1172	311.55-311.95	0.21	2.38	0.03	79	0.20	103	
178566	"/ 1162	308.65-309.0	5.41	1.46	0.12	252	6.05	219.2	
178567	"/ 1155	306.60-306.80	0.15	0.04	0.04	6	0.25	9.2	
178568	"/ 1156	306.80-307.05	4.22	0.12	0.72	160	4.80	219.4	
178569	"/ 1157	307.05-307.35	6.54	0.21	0.07	154	5.70	160	

178570	"/ 1158	307.35-307.85	5.12	0.16	0.31	183	7.25	220.3	
178571	CG06/ 1420	417.80-418.20	4.18	1.18	0.29	282	0.67	440	>100ppm W; lab check required.
178572	"/ 1421	418.20-418.60	6.01	2.05	0.35	407	4.09	231	>100ppm W
178573	"/ 1422	418.60-419.00	0.63	1.30	0.35	63	4.16	120	Sample requires check by lab and at site.
178574	"/ 1423	419.00-419.30	0.50 7	2.88	0.10	37	8.60	144	Sample requires check by lab and at site.

15.3 QA/QC FOR 2005 DRILLING

During the 2005 underground drill program a program of blanks, standards and duplicates was instituted on the Cozamin Project.

Blanks

Samples of cement were submitted on a regular basis within the regular sample stream to check on laboratory procedures and identify contamination if it exists. A total of 144 blanks were submitted and by far the most fell within allowable limits. Figures15.3.1 shows the plot for copper while the remaining plots are included in Appendix 1.

One sample 17294 from CG-05-44 was contaminated in all elements. In addition a few samples had anomalous values in Zn, Au, and Ag. SGS was instructed to re-assay first the pulps followed by re-assays of rejects to resolve these problems.


Cu assays in Blanks
Cu (ppm)
40000
35000
30000
25000
20000
15000
10000
5000
0
1 8 15 22 29 36 43 50 57 64 71 78 85 92 99 106 113 120 127 134 141
Sample Number

Figure 15.3.1: Cu assays in Blank Samples 2005 Drill Holes

Standards

Three standards numbered 4757, 4759 and 4787 were prepared and sent to 5 different laboratories for assays. Each lab assayed for Cu, Pb, Zn, Au and Ag a number of times. The umpire laboratories were SGS, Chemex, Acme, Assayers, and BSI.
The results for the combined umpire assays for each element in each standard are presented below in Table 15.3.1.

Table 15.3.1 Umpire Assays for Cozamin Standards

	Au (ppb)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
	LOW GRADE STANDARD 4759				
Upper Limit 2 STD	211.1	27.15	0.58	0.03	0.68
Mean	200.3	24.42	0.55	0.01	0.65
Lower Limit 2 STD	189.5	21.68	0.52	0.00	0.63
	MEDIUM GRADE STANDARD 4757				
Upper Limit 2 STD	79.5	67.50	1.37	0.05	0.89
Mean	70.2	60.04	1.31	0.03	0.86
Lower Limit 2 STD	61.0	52.58	1.25	0.02	0.82
	HIGH GRADE STANDARD 4787				
Upper Limit 2 STD	126.0	236.79	3.61	0.19	2.91
Mean	109.4	212.46	3.45	0.17	2.78
Lower Limit 2 STD	92.9	188.13	3.29	0.15	2.65

The results for copper are shown below for each standard as Figures 15.3.2-15.3.4. The remaining plots for each standard in Pb, Zn, Ag and Au are shown in Appendix 1.


COPPER IN STANDARD 4759
Cu (ppm)
40000
35000
30000
25000
20000
15000
10000
5000
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49
Sample Number

Figure 15.3.2 : Copper assays for Low Grade Standard 4759


COPPER IN STANDARD 4757
35000
30000
25000
20000
15000
10000
5000
0
Cu (ppm)
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43
Sample Number

Figure 15.3.3 : Copper assays for Medium Grade Standard 4757


COPPER IN STANDARD 4787
40000
35000
30000
25000
20000
15000
10000
5000
0
Cu (ppm)
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52
Sample Number

Figure 15.3.4: Copper assays for High Grade Standard 4787

In almost all cases the samples falling outside acceptable limits "busts" can be explained by incorrect labelling as all 5 variables in each case plot within acceptable limits for other used standards. For example, two samples (Sample numbers 5331 and 15716) that are below limits for high grade Standard 4787 are probably incorrectly numbered and should be medium grade Standard 4757 as their values plot within acceptable limits for this Standard. Likewise sample 16418 for the medium grade Standard 4757 is probably tagged incorrectly and should be high grade Standard 4787 while sample 17888 should be low grade Standard 4759. The same is true for 3 "busts" in the low grade Standard 4759 where samples 16025 and 16580 should probably be Standard 4787 and sample15673 should probably be medium Standard 4757. These "busts" should be examined and confirmed. The remaining samples for the most part plot well between the limits of expected mean ± 2 standard deviations indicating good accuracy for the primary laboratory.

Lab Duplicates

The primary laboratory for the 2005 underground drill program was SGS Mineral Services in Toronto, Ontario. A second split of the pulp was assayed for Cu, Pb, Zn, Ag and Au on about a one in ten frequency. The comparison between the check assay and the original assay are shown as scatter plots in Appendix 1.

Copper

A total of 338 Lab rechecks for copper were very good with a correlation coefficient of 0.9987. The best fit regression line mirrored the equal value line indicating no bias was present. There is very little scatter about the equal value line with the sampling precision calculated at 14 %.

Silver

For silver 294 pulps were re-assayed by SGS. There is reasonably good agreement between both data sets with a correlation coefficient of 0.9789. The scatter plot shows the best fit regression line pulled above the equal value line by a few high assays. There is no indication of any bias, however with the points equally scattered on both sides of the equal value line. The sampling precision for silver is 5.9%.

Zinc

Zinc duplicates were taken for 338 samples. Zinc data had 3 outliers caused by one set of data reporting Zn at >10000 ppm and the other with an actual assay that could be up to 3 times this value. When these three duplicates were removed the best fit regression line mirrored the equal value line indicating no bias. The correlation coefficient was excellent at 0.9980 and the sampling precision was 19.9%.

Lead

Lead was re-assayed for 338 samples with again two outliers identified where one value was >10000 and the other was a much higher assayed value. When these outliers were removed the best fit regression line mirrored the equal value line and the correlation coefficient was excellent at 0.9994. Sampling precision on lead was 28 %.

Gold

A total of 328 samples had recheck assays completed for gold. The best fit regression line is slightly above the equal value line but there is no indication of bias. The correlation coefficient is very good at 0.9937. The sampling precision is 35% indicating more scatter about the equal value line.

Inter Lab Duplicates

As a further test of accuracy a set of 69 pulps were sent from SGS to Chemex for re-analysis. The results are presented as a series of scatter plots in Appendix 1. In general there is no bias between labs indicated but the sampling variability as measured by the sampling precision is much higher than demonstrated by internal lab checks. This is not unusual as the samples are blind to the second lab and laboratory procedures are different.

Copper

The 69 duplicate samples showed no bias with the best fit regression line through the data slightly below the equal value line. There is clearly no bias indicated but far more scatter about the equal value line. The correlation coefficient is 0.7909 and the sampling precision a much higher 133%.

Silver

The 69 duplicates analyzed by both labs showed better agreement than copper and no bias with the best fit regression line slightly below the equal value line. The correlation coefficient is 0.9643 and sampling precision is 60%.

Zinc

A total of 68 samples were assayed for zinc at both labs. The best fit regression line is pulled below the equal value line by the highest two samples. There is no bias indicated. The correlation coefficient is 0.9598 and the sampling precision is 105%.

Lead

A total of 69 sample pulps were re-assayed at Chemex and one very high assay pulls the regression line below the equal value line. Again there is no indication of any inter lab bias. The correlation coefficient is 0.9570 and sampling precision is a very high 309% based on the few very high values relative to the majority of data.

Gold

Gold re-assays in 69 samples show no bias with the best fit regression line mirroring the equal value line. There is however considerable scatter about this equal value line with a correlation coefficient of 0.7401 and a sampling precision of 202 %.

In summary the QA/QC results completed on the Cozamin Project show proper sampling handling, reasonable accuracy and sampling precision for a high grade sulphide vein. No sampling or analytical bias is evident. In conclusion the data is, in the writer's opinion, suitable for resource estimation.

16.0 ADJACENT PROPERTIES`

16.1 Relevant Data on Adjacent Properties

The Mala Noche vein is one of several main veins that have been exploited since pre-colonial times in the Zacatecas area. The Bote vein has recently been in production but production on the Veta Grande, Panuco, Mala Noche, Cantera and San Rafael veins varied with silver and base metal prices. The average ore grades for the Zacatecas district are reported to be 1.5 g/t Au, 120 g/t Ag, 3% Pb, 5.1% Zn and 0.16% Cu with total silver production to the end of 1987 estimated to be about 750,000,000 ounces (Ponce and Clark, 1988).

17.0 MINERAL PROCESSING AND METALLURGICAL TESTING

17.1 Mineral Processing and Metallurgical Testing

Basis commissioned several reports on the mill and recovery from at the Cozamin Project. A 750 TPD flotation plant was installed by Basis, and processed 250,000 tonnes of ore grading 1.2% Cu, 90 g/t Ag, 0.5 g/t Au, 1.8% Zn, and 0.6% Pb. Basis produced 2,370 tonnes of copper, 495,000 oz of silver, 2,013 oz of gold, 2,802 tonnes of zinc and 856 tonnes of lead. Recoveries in the mill were reported to be 80% for copper, 65% for zinc, and 70% lead. Recovered silver was 35% from lead and 28% from copper. Gold recoveries were 30% from lead and 30% from copper. The mill is a standard flotation mill with reported recoveries below the level generally expected. Enriquez (2003) suggested and the writer agrees that better grade control and blending of mineralization from several working area might significantly improve recovery.

A review of the existing 750 tpd Cozamin mill was completed by independent consulting engineer Gary Hawthorne (2004). The mill review was undertaken to determine the costs associated with rehabilitation and expansion of the capacity of the mill and plant. Hawthorne estimated the cost to expand the 750 tpd mill to 1,200 at US$ 1,438,000 and the additional cost to expand from 1,200 tpd to 2,000 tpd at US$ 1,285,000.

SGS Lakefield conducted a preliminary metallurgical study of drill core from the 2004 drill program. Lakefield is studied mineralogy, grind ability, and flotation characteristics to recommend applicable copper, lead and zinc flotation circuits. Lakefield's copper flotation test determined that a primary grind of 125 microns and a concentrate regrind of 45 microns, yielded concentrates assaying 27% copper at 95% Cu recovery with 79% of the silver recovered in the copper concentrate.

Process Research Associates Ltd. ("PRA") was retained to continue metallurgical studies started by SGS Lakefield. PRA carried out metallurgical testing on two sulfide composites of channel samples from the mine workings at Cozamin. Fresh channel samples were take at regular intervals from the back of the drift on level eight with three channel samples under block 1 and three channel samples under block 2, as defined in schematic mine plans.

Thirty five (35) flotation tests, carried out by PRA on the channel sample material, included locked cycle test, grinding tests, settling tests and filtration tests. The main valuable minerals in tested material are chalcopyrite, galena, sphalerite, argentite, metallic silcer and silver sulposalts with gangue including pyrite, pyrrhotite, calcite, quartz and silica. PRA concluded that valuable minerals are easily separated from pyrite and silica/silicates and most of the valuable minerals are separated from each other at a medium-course grind of 120 microns.

PRA found that zinc minerals, mostly sphalerite, contain some extremely fine chalcopyrite inclusions, making them behave like chalcopyrite in flotation. A less common bulk rougher flotation process followed by selective cleaning is required instead of the more common sequential rougher flotation process used for most copper-lead-zinc ores. PRA found that the final results obtained are of the same or better than obtained with most copper-lead-zinc ores of similar grades regardless of the rougher flotation process used.

18.0 MINERAL RESOURCE ESTIMATION

18.1 DATA ANALYSIS

The data base was supplied for preliminary resource estimation on October 5, 2005. The data was loaded into a Techbase relational database for analysis. The data base as supplied consisted of

- 37 exploration drill holes numbered CG-04-01 to CG-04-33 and CG-05-34 to CG-05-37
- 66 underground holes CG-05-U01 to CG-05-U64, CG-05-U69 and U70
- 6 underground Capstone Channel samples numbered Lines 1 to 6
- 42 Cozamin channel samples
- 1806 assays from BSI Laboratories for exploration holes
- 2102 assays from Chemex for exploration holes
- 3191 assays from SGS for underground drilling

The assay data base contained a number of assays recorded as 0.000. For the purpose of statistical treatment these samples were adjusted to a nominal 0.001 as follows:

- 1094 samples with gold values of 0.000 were set to 0.001 g Au/t
- 345 samples with silver values of 0.000 were set to 0.001 g Ag/t
- 582 samples with copper values of 0.000 were set to 0.001% Cu
- 812 samples with lead values of 0.000 were set to 0.001% Pb
- 95 samples with zinc values of 0.000 were set to 0.001% Zn

For exploration holes Chemex assays were used if available and for samples without Chemex analysis BSI assays were used. All underground holes were analyzed at SGS.

The individual assays were first evaluated. All elements showed skewed distributions and were converted to lognormal cumulative frequency plots. The procedure used is explained in a paper by Dr. A.J. Sinclair titled Applications of probability graphs in mineral exploration (Sinclair, 1976). In short the cumulative distribution of a single normal distribution will plot as a straight line on probability paper while a single lognormal distribution will plot as a straight line on lognormal probability paper. Overlapping populations will plot as curves separated by inflection

points. Sinclair proposed a method of separating out these overlapping populations using a technique called partitioning. In 1993 a computer program called P-RES was made available to partition probability plots interactively on a computer (Bentzen and Sinclair, 1993). Screen dumps from this program are shown for each variable in Figures 1 to 5. In each Figure the actual data distribution is shown as black dots. The inflection points that separate the populations are shown as vertical lines and each population is shown by the straight lines of open circles. The interpretation is tested by recombining the data in the proportions selected and the test is shown as triangles compared to the original distribution. Each variable is examined in the following section with the populations broken out and thresholds selected for capping if required.

COPPER

A total of 5,356 samples had assays for copper. The distribution of copper grades was positively skewed. A lognormal cumulative probability plot (see Figure 18.1) shows five overlapping lognormal populations present. The parameters for each population are summarized below in Table 18.1.

Table 18.1 Listing of populations that make up the distribution of copper grades.

Population	Mean Cu %	Proportion	Number of Samples
1	5.30	5.95%	319
2	2.58	9.09%	487
3	0.86	19.41%	1,040
4	0.14	20.49%	1,097
5	0.01	45.06%	2,413

Populations 1, 2 and 3 represent the vein and can not be considered erratic. A level of 2 standard deviations above the mean of population 1, a value of 13 % was selected as a cap level. Two samples were capped at 13 % Cu.


Partition
1.00
0.00
-1.00
-2.00
-3.00
CU % * 10**0
logged
N = 5356(5356,5356)
Max = 1.17
Mean = -1.05
Min = -3.00
StDv = 1.12
05/10/07
09:21:55
COZAMIN COPPER ASSAYS
0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9
Cumulative Probability %

Figure 18.1 Lognormal Cumulative Probability Plot for Copper

GOLD

A total of 5,314 samples with assays for gold showed a positive skewness. A lognormal cumulative probability plot (see Figure 18.2) shows six overlapping lognormal populations present. The parameters for each population are summarized below in Table 18.2.

Table 18.2 Listing of populations that make up the distribution of gold grades.

Population	Mean Au (g/t)	Proportion	Number of Samples
1	9.03	0.20%	11
2	5.70	0.28%	15
3	1.60	0.44%	23
4	0.17	18.94%	1,006
5	0.05	16.51%	877
6	0.01	63.63%	3,382

Populations 2 and 3 probably represent the vein and can not be considered erratic. Population 1 however should be reduced using a level of 2 standard deviations above the mean of population 2. A value of 9.1 g Au/t was used to cap 3 samples.


Partition
1.00
0.00
-1.00
-2.00
-3.00
AU GPT * 10**0
logged
N = 5314(5314,5314)
Max = 1.15
Mean = -1.73
Min = -3.00
StDv = 0.793
05/10/07
09:33:35
COZAMIN GOLD ASSAYS
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 18.2 Lognormal Cumulative Probability Plot for Gold

ZINC

A total of 5,356 samples had assays for zinc. The distribution of zinc grades was positively skewed. A lognormal cumulative probability plot (see Figure 18.3) shows five overlapping lognormal populations present. The parameters for each population are summarized below in Table 18.3.

Table 18.3 Listing of populations that make up the distribution of zinc grades.

Population	Mean Zn %	Proportion	Number of Samples
1	24.69	0.15%	8
2	7.63	6.18%	331
3	2.40	13.99%	749
4	0.30	46.98%	2,516
5	0.02	32.70%	1,752

Populations 1, 2 and 3 represent the vein and can not be considered erratic. A level of 2 standard deviations above the mean of population 1, a value of 31 % was selected as a cap level. No samples required capping.


Partition
1.00
0.00
-1.00
-2.00
-3.00
ZN % * 10**0
logged
N = 5356(5356,5356)
Max = 1.48
Mean = -0.668
Min = -3.00
StDv = 0.868
05/10/06
11:31:57
COZAMIN ZINC ASSAYS
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 18.3 Lognormal Cumulative Probability Plot for Zinc

LEAD

A total of 5,356 samples had assays for lead. The distribution of lead grades was positively skewed. A lognormal cumulative probability plot (see Figure 18.4) shows five overlapping lognormal populations present. The parameters for each population are summarized below in Table 18.4.

Table 18.4 Listing of populations that make up the distribution of lead grades.

Population	Mean Pb %	Proportion	Number of Samples
1	37.06	0.25%	13
2	10.88	0.85%	46
3	2.03	4.64%	249
4	0.16	19.07%	1,021
5	0.01	75.20%	4,027

Populations 1, 2 and 3 represent the vein and can not be considered erratic. A level of 2 standard deviations above the mean of population 1, a value of 58.5 % was selected as a cap level. One lead samples was capped at 58.5%.


Partition
1.00
0.00
-1.00
-2.00
-3.00
PB % * 10**0
logged
N = 5356(5356,5356)
Max = 1.78
Mean = -1.69
Min = -3.00
StDv = 0.911
05/10/07
09:17:00
COZAMIN LEAD ASSAYS
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 18.4 Lognormal Cumulative Probability Plot for Lead

SILVER

A total of 5,356 samples had assays for silver and were strongly skewed to the positive side of normal. A lognormal cumulative probability plot (see Figure 18.5) shows five overlapping lognormal populations present. The parameters for each population are summarized below in Table 18.5.

Table 18.5 Listing of populations that make up the distribution of silver grades.

Population	Mean Ag (g/t)	Proportion	Number of Samples
1	1159.0	0.14%	7
2	117.2	9.12%	488
3	41.2	32.00%	1,714
4	3.3	48.02%	2,572
5	0.2	10.72%	575

Populations 1, 2 and 3 represent the silver values within the vein. A level of 2 standard deviations above the mean of population 1, a value of 2308 g Ag/t was selected as a cap level. No silver assays required capping.


Partition
2.00
0.00
-2.00
AG GPT * 10**0
logged
N = 5356(5356,5356)
Max = 3.07
Mean = 0.768
Min = -3.00
StDv = 1.22
05/10/07
09:43:38
COZAMIN - SILVER ASSAYS
0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9
Cumulative Probability %

Figure 18.5 Lognormal Cumulative Probability Plot for Silver.

18.2 COMPOSITES

Capstone geologist Jorge Ferretiz supplied a file identifying the vein intersections in each drill hole (see Appendix 2). It is important to note that the entire vein interval was used not just the mineralized portion. Within these intervals a total of 906 two meter composites were produced. At the footwall contact intervals less than 1 m were combined with the adjoining sample to produce a file of composites 2 m $\pm$ 1m in length. Channel samples taken by Capstone were taken along lines and as a result were treated as horizontal drill holes and composited to 2 m intervals. Channel samples taken by Cozamin across the backs of the drift were treated as stand alone composites. A summary of the statistics for 2 m composites is shown in Table 6. The capping and smoothing during formation of composites has reduced the coefficient of variations for copper, zinc and silver to a very reasonable level approaching 1.0. Lead and gold show higher coefficients of variations of 3.79 and 2.32 respectively and indicated higher sampling variability.

Table 18.6 Summary of statistics for 2 m composites

	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)
Number	906	906	906	906	815
Mean	1.15	0.47	1.18	54.5	0.086
Standard Deviation	1.36	1.77	1.65	59.4	0.198
Minimum	0.001	0.001	0.006	0.001	0.001
Maximum	9.06	23.06	11.52	400.9	3.821
Coefficient of Variation	1.19	3.79	1.40	1.09	2.32

18.3 CORRELATION COEFFICENTS

A total of 906 composites had assays for Cu, Pb, Zn and Ag while only 815 had assays for Au. The correlation matrix indicates a good correlation between Cu and Ag and shows weak correlations between Pb-Zn, Pb-Ag and Zn-Au.

Cu				
0.041	**Pb**			
-0.086	0.191	**Zn**		
0.732	0.315	0.096	**Ag**	
-0.065	0.097	0.179	0.064	**Au**

18.4 SEMIVARIOGRAMS

Pairwise relative semivariograms were produced for each element within the plane of the vein striking roughly 90° and dipping -55° N. In all cases anisotropy was demonstrated and nested spherical models were fit to the data. A summary of the parameters is shown below in Table 18.7 and the respective plots are shown in Appendix 3. The nugget to sill ratios are very reasonable varying from 11% in Cu, Ag, and Zn to 23% in Pb and 27% in Au.

Table 18.7 Summary of semivariogram parameters.

Variable	Direction	Nugget Effect C_0	Short Structure C_1	Long Structure C_2	Short Range a_1	Long Range a_2
Cu	Az. 90 Dip 0	0.10	0.50	0.35	80 m	150 m
	Az. 0 Dip -55	0.10	0.50	0.35	20 m	80 m
	Az. 180 Dip -35	0.10	0.50	0.35	8 m	20 m
Pb	Az. 90 Dip 0	0.25	0.40	0.43	45 m	140 m
	Az. 0 Dip -55	0.25	0.40	0.43	10 m	100 m
	Az. 180 Dip -35	0.25	0.40	0.43	5 m	18 m
Zn	Az. 90 Dip 0	0.10	0.55	0.25	70 m	200 m
	Az. 0 Dip -55	0.10	0.55	0.25	20 m	80 m
	Az. 180 Dip -35	0.10	0.55	0.25	8 m	20 m
Ag	Az. 90 Dip 0	0.10	0.50	0.30	95 m	160 m
	Az. 0 Dip -55	0.10	0.50	0.30	20 m	80 m
	Az. 180 Dip -35	0.10	0.50	0.30	5 m	25 m
Au	Az. 90 Dip 0	0.20	0.30	0.24	25 m	50 m
	Az. 0 Dip -55	0.20	0.30	0.24	25 m	60 m
	Az. 180 Dip -35	0.20	0.30	0.24	8 m	30 m

18.5 BLOCK MODEL

Geologists at Cozamin have determined vein intersections in drill holes based on geology. The entire vein intersection has been identified regardless of where the sulphide mineralization occurs. The intersections were then interpreted on north-south cross sections. These intersections have been joined together to form a 3 dimensional geologic solid below the existing stopes (level 8), within Gemcom to constrain the interpolation process. An east-west long section is shown as Figure 18.6 outlining the area of the vein to be estimated. The 3D geologic model (see Figure 18.7) was then used to tag blocks 10 m E-W, 5 m up-down, and 1 m N-S with the proportion of block within the solid. The block model parameters are shown below.

Model Origin	746800 E	10 m wide	150 columns
	2523400 N	1 m length	980 rows
Top	2630 elev.	5 m high	190 levels

No rotation.

Block dimensions in the N-S direction were limited to 1 m to try to restrict the across vein smoothing and honor the mineral zonation that appears to be present across the vein.


W
LONGITUDINAL SECTION (EAST - WEST)
E
VIRGINIAS MINE
SAN ROBERTO SHAFT
ROBBINS No. 2
ROBBINS No. 4
LOS ANGELES SHAFT
SAN ERNESTO SHAFT
ROBBINS No. 1
AREA BELOW LEVEL 8 FOR WHICH A RESOURCE IS ESTIMATED
EXPLANATION
DRAFT
COZAMIN PROJECT
CAPSTONE GOLD, S.A. DE C.V.
UNDERGROUND DRILL PROGRAM
LONGITUDINAL SECTION

Figure 18.6 : Long section of Mala Noche Vein showing underground workings and intersections of surface drill holes and underground drill holes with vein.



Figure 18.7 : Three dimensional vein solid to be estimated in red, topographic surface in green, underground workings in purple and drill hole traces.

18.6 BULK DENSITY

Specific gravity measurements were made on 919 pieces of half core from exploration holes CG-04-01 to CG-04-29 with all determinations listed in Appendix 4.

Using the x, y, and z coordinates for the SG's midpoint in the measured interval, specific gravity values were interpolated into the block model using inverse distance squared. Blocks not assigned SG values from the IDS interpolation were assigned the average of the 919 measurements, a value of 2.90.

18.7 BLOCK INTERPOLATION

Ordinary kriging was used to interpolate grades into the block model. For any block with a proportion of vein material greater than zero, kriging was attempted. The kriging process was completed in 4 passes using expanding search ellipses. For the first pass kriging was attempted if a minimum of 4 composites were found within a search ellipse equal to ¼ the semivariogram range for the variable being estimated. A further restriction of limiting the N-S (across vein) direction to a maximum of 3 m was place on this pass to ensure at least two drill holes were found. For blocks not estimated a second pass was completed with search ellipse dimensions equal to ½ the semivariogram range. In this pass the N-S direction was limited to 6 m to further restrict the across vein smoothing. For blocks still not estimated a third pass was completed using the entire range of the semivariogram. Finally due to different semivariograms for each variable and to ensure all variables were estimated in each block a fourth pass was completed for Cu, Pb, Ag and Au using the maximum semivariogram parameters for Zn. In all passes the minimum required composites to estimate a block was 4 while the maximum used was 16. If more than 16 composites were found within the search ellipse the closest 16 to the block centroid were used.

The parameters used and number of blocks estimated during each pass are shown below in Table 18.8.

The block model was estimated for blocks below the Number 8 Level at an elevation of 2277.0. This was done to ensure that grade was not interpolated into mined out stopes that are located above 2277.0 elevations. The underground workings below 2277 elevation were digitized and a three dimensional solid was formed. When computing tonnages for each block the volume of the block was multiplied by the estimated SG and by the proportion of the block within the vein solid minus the proportion of the block contained in underground development.

Table 18.8

Search Parameters for Kriging

Pass	Number Estimated	Major Axis	Semi.Maj. Axis	Minor Axis	Major Axis Dist. (m)	Semi. Major Axis Dist. (m)	Minor Axis Dist. (m)
Copper							
1	9,664	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	37.5	20.0	3.0
2	51,790	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	75.0	40.0	6.0
3	71,936	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	150.0	80.0	20.0
4	4,760	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	200.0	80.0	20.0
Zinc							
1	13,363	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	50.0	20.0	3.0
2	54,207	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	100.0	40.0	6.0
3	70,580	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	200.0	80.0	20.0
Lead							
1	12,124	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	35.0	25.0	3.0
2	55,728	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	70.0	50.0	6.0
3	72,114	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	140.0	100.0	18.0
4	4,113	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	200.0	80.0	20.0
Silver							
1	10,425	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	40.0	20.0	3.0
2	52,516	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	80.0	40.0	6.0
3	76,522	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	160.0	80.0	25.0
4	1,881	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	200.0	80.0	20.0
Gold							
1	1,479	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	12.5	15.0	3.0
2	26,692	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	25.0	30.0	6.0
3	64,166	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	50.0	60.0	30.0
4	46,358	Az. 90 Dip 0	Az. 0 Dip -55	Az 180 Dip -35	200.0	80.0	20.0

18.8 CLASSIFICATION

18.8.1 Introduction

Based on the study herein reported, delineated mineralization of the Mala Noche Vein, Cozamin Project is classified as a resource according to the following definition from National Instrument 43-101:

> *"In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum."*

> *"A **Mineral Resource** is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."*

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

> *"A **'Measured Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

> *"An **'Indicated Mineral Resource'** is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

*"An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."*

18.82 Results

The geologic continuity of the Mala Noche vein is well established through underground, mapping, sampling and mining. Areas below mining stopes have been well tested with diamond drilling with the vein intercepts logged and sampled. Grade continuity within the vein can be quantified by the semivariogram for each of the five variables. The semivariograms were then used as a basis to classify the resource present within the Mala Noche vein.

Blocks were classified as follows:

- Measured – if both Cu and Zn were estimated during pass 1 using a search ellipse with dimensions equal to ¼ the semivariogram range and using a minimum of 2 drill holes.
- Indicated - blocks not classed measured with both Cu and Zn estimated in pass 1 or 2 using a search ellipse with dimensions equal to ½ the semivariogram range.
- Inferred - all remaining blocks estimated.

As mentioned in an earlier section, the tonnage for each block was established as follows:
Block Volume (10 m x 5 m x 1 m) * Estimated Block SG * (Proportion of block within Vein – Proportion of the block in underground development)

The results are presented in grade-tonnage tables in Appendix 5 sorted by a Cu Cutoff and a Zn Cutoff. Due to zonation, a poor Cu-Zn correlation and a significant Ag contribution neither of these sets of tables is truly representative of the Mala Noche mineralization. As a result a copper equivalent ('CuEQ') calculation was done using Cu, Zn, Pb and Ag. A CuEQ value was produced for each block as follows:

Metal prices Used	Recoveries Used
Cu - $1.25/lb	Cu Recovery of 94%
Zn - $0.50/lb	Zn Recovery of 66%
Pb - $0.38/lb	Pb Recovery of 30%
Ag - $6.25/oz	Ag Recovery of 75%

For example $/tonne %Cu = $1.25/lb * 2000 lbs/ton * 1.1023 ton/tonne * 1/100% Cu
Then a $/tonne value was calculated for each variable within each block.

For		
	Cu - $/tonne =	Block Cu Grade * $/tonne %Cu * Cu recovery
	Zn - $/tonne =	Block Zn Grade * $/tonne %Zn * Zn recovery
	Pb - $/tonne =	Block Pb Grade * $/tonne % Pb * Pb recovery
	Ag - $/tonne =	Block Ag Grade * $/gm Ag

CuEQ = (Cu \$/tonne + Zn \$/tonne + Pb \$/tonne + Ag \$/tonne) / \$/tonne%Cu
The results are presented in Table 18.9 for a few selected CuEQ cutoffs. An example cross section showing blocks color coded by copper grades is presented as Figure 18.8.

Table 18.9. Measured, Indicated and Inferred Resource Estimates, Mala Noche Vein, Cozamin Project.

TABLE 18.9
Mala Noche Vein - Cozamin Project

	CuEQ Cutoff (%)	Tonnes > Cutoff (tonnes)	Grades > Cutoff Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Million lbs Cu	Million ozs Ag	Million lbs Zn
Measured	1.20	770,000	1.66	1.27	0.82	78.94	0.08	2.40	28.18	1.95	21.56
Indicated	1.20	3,480,000	1.51	1.36	0.60	64.53	0.06	2.19	115.87	7.22	104.36
Measured plus Indicated	1.20	4,250,000	1.54	1.34	0.64	67.14	0.06	2.23	144.32	9.17	125.57
Inferred	1.20	5,490,000	1.34	1.43	0.27	53.82	0.06	1.95	162.21	9.50	173.11
Measured	1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60	26.09	1.78	18.49
Indicated	1.50	2,740,000	1.71	1.38	0.63	70.68	0.06	2.42	103.31	6.23	83.38
Measured plus Indicated	1.50	3,390,000	1.73	1.36	0.67	73.48	0.06	2.45	129.32	8.01	101.66
Inferred	1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14	139.84	7.79	135.21
Measured	2.00	440,000	2.16	1.36	0.98	97.67	0.07	3.01	20.96	1.38	13.19
Indicated	2.00	1,740,000	2.09	1.34	0.65	79.74	0.05	2.81	80.19	4.46	51.41
Measured plus Indicated	2.00	2,180,000	2.10	1.35	0.72	83.38	0.06	2.85	100.94	5.84	64.89
Inferred	2.00	2,230,000	1.90	1.33	0.21	66.10	0.04	2.52	93.43	4.74	65.40
Measured	2.50	270,000	2.60	1.36	1.03	110.22	0.07	3.50	15.48	0.96	8.10
Indicated	2.50	970,000	2.59	1.21	0.50	85.72	0.04	3.27	55.40	2.67	25.88
Measured plus Indicated	2.50	1,250,000	2.59	1.24	0.62	91.06	0.05	3.32	71.39	3.66	34.18
Inferred	2.50	860,000	2.36	1.15	0.22	74.07	0.03	2.95	44.75	2.05	21.81

Note: CuEq is based on $1.25/lb Cu, $0.50/lb Zn, $0.38/lb Pb and $6.25/oz Ag with Recoveries of 94% for Cu, 66% for Zn, 30% for Pb and 75% for Ag.


2523650N
2523700N
2523750N
2523800N
2523850N
2523900N
2523950N
2524000N
2275
2250
2225
2200
2175
2150
2125
2100
2075
2050
2025
2000
1975
1950
1925
1900
1875
1850
1825
LEGEND
CU
0.0 TO 0.5 %
0.5 TO 1.0 %
1.0 TO 5.0 %
> 5.0 %
MALA NOCHE VEIN - SECTION 748028 E

Figure 18.8. Cross section 748028 E Looking west showing kriged Cu color coded by grade and drill hole composites

Conclusions

Based on this preliminary study of the Mala Noche Vein – Cozamin Project the following conclusions can be drawn:

- Data within the Mala Noche vein required minimal capping with 2 copper assays capped at 13 % Cu, 3 gold assays capped at 9.1 g Au/t and 2 zinc assays capped at 23.2% Zn. Lead and silver assays did not require capping.
- Composites formed at 2 m intervals showed low coefficients of variation for Cu, Ag and Zn indicating low sampling variability.
- Correlation coefficients on composites showed a good correlation between Cu and Ag and weak correlations between Pb-Zn, Pb-Ag and Zn-Au.
- Semivariogram analysis indicates good continuity along strike and down dip for all variables. Current drill hole spacing is well within the limits of continuity for all variables.

19.0 OTHER RELEVANT DATA AND INFORMATION

19.1 Other Relevant Data and Information

This section of the report provides a description of the physical facilities on the Cozamin property, the work being undertaken to rehabilitate and upgrade these facilities and the work leading through feasibility to production.

19.2 Previous Operations

Located in an area that has a long history of mining activity, the Cozamin mine was last operated by the previous owner, Grupo Bacis S.A de C.V. (Bacis), from 1997 to 1999, when it closed because of low metal prices. Previously, the mine had been operated by the Penoles S.A. de C.V. Bacis developed the San Roberto underground mine and installed a 750 t/d processing plant. A total of 250,000 tonnes grading 1.2% copper, 1.8% zinc, 0.6% lead, 80g/t silver and 0.5g/t gold were processed in the mill during this period. Production achieved a maximum rate of some 600 t/d during the operating period.

On closure, the underground workings were allowed to flood. The underground crusher, measuring pockets, pneumatic cylinders, dewatering pumps and electrical substations were removed prior to flooding. The water in the mine reached a level of 60m from surface.

19.3 Mine

The San Roberto mine is accessed by a two compartment 2m X 4m vertical shaft extending some 260m below surface (down to the "9" level). A new steel headframe, ore bins and ore dump, and a reconditioned hoist were installed prior to start-up by Bacis. The shaft is

equipped with two 4t skips, with a hoisting capacity of 1,200 t/d from the "10" level, on a two shift per day basis.

In addition, there are four 1.83m diameter bored raises extending down to the "8" level, providing ventilation, compressed air, water and mine dewatering services to the mine as well as manway access to surface. Electrical power is supplied underground at 13,200 volts, with 500 and 300 kVa 13,200/440 volts substations.

The compressor installation has three 150 hp Gardner Denver stationary compressors at 1,250 m^3/hr each.

The mining method was Mechanized Cut-and-Fill, with waste rock used as fill. Stopes are accessed from the ramp driven from the "8" level.

19.4 Mine Rehabilitation

Following the surface confirmation drilling, Capstone undertook rehabilitation work on the mine plant and facilities as well as dewatering of the underground workings. In late 2004, Capstone hired a mining contractor who began dewatering the mine. The rehabilitation work included the hoist and shaft, emergency escape ways in raises, reconditioning the compressors and airline system, re-establishing power underground, re-establishing the underground explosive magazines and mine water system. Clean up and rehabilitation on "8" level was also completed. On the "8" level, twelve diamond drill cross-cuts were driven some 50 to 150m into the hangingwall along the zone to provide stations for underground diamond drilling.

The decline down to the "9" level was also rehabilitated and drifting undertaken on the "9" level. Waste rock from the clean-up and crosscut development was dumped into old workings.

In July 2005, Capstone undertook work to open the mine to the "9.5" level. This work included re-establishing the pumping station on the "8" level and dewatering using submersible pumps down to the "9.5" level. The ramp from "8" level to "9" level passed through several faulted areas that caved after flooding. Rehabilitation of these areas required a combination of bypasses, rock bolting, shotcreting and steel sets.

19.5 Mine Development

The decline is being extended to the "10" level, 60m vertically, below the "9" level. Drifting east on "9" level commenced in late August 2005. A ramp portal was established on surface and a 650m long decline to the "8" level began in September. All of the ramps and drifts have a 4m X 4m section.

To support a mining operation, stopes will be developed on the 10 level. The previously mined stopes (2 on the "8" level and 1 on the "9" level) require little work to prepare for mining. The main access ramp from surface to the "8" level will be used to access the west stope on the "8" level and the main ramp between the "8" and "9" levels will be used to access the previously mined "9" level stope. The loading pocket on the "8" level has been rehabilitated and is being used to hoist waste rock and development muck at present.

The shaft will be extended to the 10.5 level, 35m below the "10" level and a loading pocket will be established at that level. This will support hoisting muck for 2 more stopes that will be developed on the "9" level to the east of the shaft and 2 stopes on the "10" level.

19.6 Mine Plan







The mining method is to be Mechanized Cut-and-Fill, with waste rock used as fill. As shown in the sketch, horizontal breasting will be the method of choice.

19.7 Mine Equipment

Equipment on site for the development and mining includes three $3m^3$ load-haul-dump (LHD) units and two $3.8m^3$ LHD units and two 20 tonne trucks.

A pump station with decant sumps is located on the "8" level. Pumping rate was approximately 9.5 l/s to 12 l/s with 100 Hp vertical turbine pumps. Mine water was used as mill makeup water.

Measuring pockets and ore bins are installed on the "8" level (200 meters below surface).

19.8 Process Plant

The existing plant has a capacity of 750t/d. Mine feed will be trucked to the surface crushing plant. A 24 * 36 jaw crusher, followed by a 1.82m (4') standard cone crusher reduced the material to 1.5cm. Two stages grinding further reduced the feed to -113 microns prior to

flotation of a bulk concentrate. The bulk concentrate was reground to -34 microns, for selective flotation of copper, lead and zinc concentrates.

After flotation, the concentrates were dewatered in thickeners and filters for transportation to the smelters.

The final tailings were stored in the tailings disposal area. Water from the tailings was recycled to the process plant, creating a closed water circuit.

For the mill feed processed by Bacis, recoveries in the mill were 80% for copper, 65% for zinc, and 70% for lead. Silver was recovered with the lead (35%) and with the copper (28%), while gold was recovered with the lead (30%) and with the copper (30%).

The mill is to be expanded to a capacity of 1,200 tpd by installing additional grinding and flotation capacity. The operating rate for the mill is expected to be 1000 t/d considering downtime and mechanical availability. The major pieces of equipment for this expansion have been purchased and are on site.

As indicated in the process test work outlined below, bulk rougher flotation process would be followed by selective cleaning to produce copper-lead-silver concentrates and a zinc concentrate. Capacity of grinding circuit would be increased by the addition of a 3.66m x 4.25m (12'x14') ball mill. Flotation capacity would be increased by the addition of six (6) Wemco 300 cells for bulk rougher flotation. The two existing ball mills would be utilized for regrinding of the rougher concentrate. The discharge from the regrind mills would be directed to the copper-lead flotation cells. Concentrate from the copper-lead circuit would be cleaned in the copper-lead cleaning circuit, while the tailings would be pumped to the zinc flotation circuit. There is provision for flotation of a separate lead concentrate if lead grades warrant it. Thickening and filtering capacity would also be increased to ensure acceptable moisture levels in the copper-lead and zinc concentrates.

19.9 Process Testing and Recoverability

Extensive process testing was conducted by Process Research Associates (PRA) of Vancouver for Capstone. A metallurgical testing program was carried out on a composite of channel samples from the underground workings at Cozamin. Fresh channel samples were taken from the back of the drift on "8" level at equal distances from each other, three under block 1 and three under block 2. These samples represent the upper levels of the mineral resource containing Cu, Zn, Pb and Ag minerals

A total of 35 flotation tests were carried out on this material, including locked cycle tests, as well as grinding tests, settling tests and filtration tests for concentrates. A detailed report has been prepared by Process Research Associates Ltd.

The main minerals in this composite are chalcopyrite, galena, sphalerite, metallic silver and silver sulphosalts, pyrite, pyrrhotite and silica. The valuable minerals are easily separated from pyrite and silica/silicates at a medium-coarse grind of 120 microns. Most of the minerals are also separated from each other at this grind.

However, the zinc minerals (mostly sphalerite) contain extremely fine inclusions of chalcopyrite (less than 5 microns), making them behave like chalcopyrite in flotation. This demands use of the less common bulk rougher flotation process followed by selective cleaning instead of the more common sequential rougher flotation process for copper-lead-zinc ores. The final results obtained are of similar quality, if not better, than those obtained with most copper-lead-zinc ores of similar grade, regardless of rougher flotation process.

The results from the test program are best summarized (see Table 1) by the final closed cycle flotation test F35 (8 cycles) during which middling products (cleaner tails) were recycled.

The lead, copper and silver minerals stay together through the cleaning process. The cleaned Pb-Cu-Ag concentrate, saleable as a commercial copper concentrate, can also be separated into copper concentrates and lead concentrates. This was demonstrated in the metallurgical testing program. As seen in table 1, the lead concentrate obtained is high grade, but the lead recovery is low, due to the low lead grade of the composite. Higher lead grades would give higher lead recoveries.

F35 Locked Cycle		Assays						Distribution %					
	Wgt %	Au g/t	Ag g/t	Pb %	Cu %	Zn %	Fe %	Au	Ag	Pb	Cu	Zn	Fe
Pb Concentrate	0.13	0.42	2759	**70.71**	2.8	2.61	2.45	**0.6**	**4.1**	**27.1**	0.2	0.2	0.0
Cu Concentrate	5.84	0.17	966	3.04	**24.79**	4.95	29.22	**10.2**	**64.6**	52.0	**94.2**	18.2	10.3
Cu-Pb-Ag Concentrate	**5.97**	**0.18**	**1005**	**4.51**	**24.31**	**4.90**	**28.64**	**10.8**	**68.7**	**79.1**	**94.4**	**18.4**	**10.3**
Zn Concentrate	2.00	0.16	264	0.2	1.12	**52.21**	13.90	3.3	6.1	1.2	1.5	**66.0**	1.7
Total Flotation Tails	92.02	0.09	24	0.07	0.07	0.27	15.84	86.0	25.2	19.6	4.1	15.5	88.0
Head	100.00	0.1	87.3	0.34	1.54	1.59	16.56	100.0	100.0	100.0	100.0	100.0	100.0

Table 19.1 - Results from the final eight (8) locked cycles test F35

19.10 Markets

The base metal markets have been strong over the past year, particularly for copper, but also zinc and lead. Demand has been growing at rates above the average for the past decade, particularly in China, India and Southeast Asia. New mine supply necessary to close the supply-demand gap requires a long lead time to come on stream.

The principal markets for the copper concentrates, zinc concentrates, and possibly lead concentrates, expected to be produced by Capstone at Cozamin are smelting and refining companies, either directly or through metal commodity traders. In the current market, there are shortages of concentrate. Terms for smelting and refining are especially favorable in the current market.

19.11 Contracts

Capstone has held discussions with smelters and brokers for smelting/refining contracts.

19.12 Smelter

From the discussions with brokers based in Mexico, the indicated terms for metals payable in the copper and zinc concentrates are within industry norms. The treatment charges would be below the average of recent years in the international markets.

For copper concentrates, payable copper would be 96.5%, with a minimum deduction of one (1) unit and payable silver would be 90%, if over 30g.

Smelting charges would range from US$121 per tonne next year going down to US$ 80 in 2008, while refining charges would be US$0.12 per pound next year decreasing to $0.08 in 2008. The shipper would also receive a Freight and Insurance credit.

For zinc concentrates, the payable zinc would be 85%. The treatment charge would increase from US$75 per tonne next year to $155 in 2008.

19.13 Environmental Considerations

This summary of the environmental impact and permitting requirements is based on the work undertaken for Capstone under the supervision of Nimbus Management Ltd., J. L. Hardy, P.Geo, Principal.

The Cozamin project site lies within a regionally mineralized area that has seen extensive historic mining over more than 475 years. Host rocks surrounding the mineralized bodies are anomalous in base and precious metals, providing a halo of elevated metals values that extend a considerable distance beyond known workings. Numerous old mine workings, excavations and dumps, as well as some historic tailings are present, both on, and adjacent to, the Cozamin project site; some lie on mining lands held by Capstone Gold and others are held by third parties.

Environmental impacts within the project site resulting from historic activities are evident, as well as the present day, though intermittent, operations of surrounding mines by third parties. The impacts have been discussed, though not necessarily completely documented in historic reports.

Prior to Capstone's option of the Cozamin project, several environmental studies were completed by previous owners. The Cozamin mine had been permitted to operate at 750 t/d. These permits remain in place, following Capstone's option to purchase. However, no formal impact assessment of the previous operations of the Cozamin Mine had been submitted to SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales), the Mexican federal regulatory agency in charge of environmental permitting.

Following appropriate discussions and a letter notification to Mexican environmental regulator, SEMARNAT, Capstone's 2004 and 2005 programs of surface and underground exploration were authorized to proceed. Reclamation required as part of these programs has been completed and inspected by Profepa (Procuraduria Federal de Proteccion al Ambiente en el Estado de Zacatecas), the enforcement agency for SEMARNAT.

Successful permitting and regulatory approvals for the expanded operation require submission of the results of three separate investigations:

An environmental impact assessment, known in Mexico as a Manifestacion de Impacto Ambiental (MIA);

A detailed study of the new ground which will be needed for use as part of a mining operation, known as the Estudio Justificativo de Cambio de Uso de Suelos (ETJ); and,

A risk assessment to include all aspects of the expanded operation, known as an Estudio de Riesgo (ER).

The MIA, the Mexican equivalent of an environmental impact statement, has recently been completed and submitted. Studies required to support the MIA included a detailed analysis of the following: soil, water quality, vegetation, wildlife, hydrology, hydrogeology, cultural resources and socio-economic impacts. After a review process, which may include requests for additional information, SEMARNAT issues a statement of acceptance of each report which includes detailed terms and conditions of compliance; these documents are known as Dictamens.

In February 2005, Capstone commissioned Clifton Associates Ltd of Guadalajara, Jalisco, a firm certified to conduct environmental base line surveys and risk assessments in Mexico to complete the necessary environmental assessment of the proposed expansion and develop the documentation to support submission of the MIA, ETJ and ER for the expanded Cozamin Mine. This work was carried out under the supervision of Nimbus Management Ltd.

These investigations identified acid rock drainage and metal leaching as potential concerns manageable with appropriate mitigation measures. Static acid-base accounting showed that flotation tailings and some types of waste rock have the potential to generate acid drainage. However, the country rocks surrounding the deposit have significant neutralizing capacity and show relatively

low permeability. In addition, construction activities programmed as part of the expansion are expected to significantly reduce identified sources of acid drainage associated with the historic tailings impoundment. Further, during operation newly generated waste rock will be used as underground back fill, so mining will not generate new surface waste dumps, and will reduce significantly the volume of existing dumps. Additional mitigation measures involve both engineering design and operational approaches. Planning for closure design may include covering and encapsulation of the tailings impoundment if monitoring indicates this is required.

Other issues of environmental concern relate to potential impacts comparable to those in underground mines of similar size with flotation tailings impoundment. These will include: dust, tailings handling/management, storm water diversion, combustibles and reagent management/handling, waste management and disposal and noise. Planned "best practices" operational management along with sequential progressive reclamation and closure planning will reduce new sources of contamination. Post-closure monitoring and follow-up will require more detailed planning after start-up of a new operation. However, they are not anticipated to involve measures significantly different than would be expected for an underground mining operation of this size and type.

Capstone submitted its MIA for the expanded operation on July 20, 2005. The Dictamen outlining required terms and conditions were received on August 29, 2005. This document provides authorization for Capstone to begin construction activities within the existing project footprint subject to the terms and conditions outlined; these represent normal environmental and regulatory requirements as described in the MIA, and all costs are included in the operating costs summary. Development of the required mitigation plans, closure strategy and operational procedures is ongoing, and will be used as the basis for worker training on start-up of a new operation.

The MIA authorization is valid for a period of ten years from the date of issue, and is conditional on acceptance of the ETJ, submitted on October 3, 2005 the defined maximum statutory period for review of the ETJ once submitted is 105 working days. Though SEMARNAT can request additional information or a clarification of data presented, project details have been fully and completely discussed with the regulator, and present indications are that no additional substantive information will be required. While unforeseen circumstances are always possible, no unusual delays or difficulties are expected. The draft Studio de Riesgo is complete, and is expected to be submitted in mid-November; the maximum statutory review period for the ER following submission is sixty (60) days.

During project construction, as Capstone fulfills the terms and conditions of the three Dictamens, detailed reports (including mitigation and closure plans) will be filed with Profepa (Procuraduria Federal de Proteccion al Ambiente en el Estado de Zacatecas), the enforcement branch of SEMARNAT. Following a final inspection by Profepa, Capstone will make application for its operating permit. This is known in Mexico as a Licencia Unica Ambiental (LAU). While unforeseen delays are always possible, project details and schedules have been fully and completely discussed with SEMARNAT, and no delays or difficulties are expected in obtaining the operating permit.

An environmental management and monitoring program is currently underway and will be ongoing. Data collected will be used to define an operational environmental management and monitoring program, which will include appropriate environmental management and mitigation plans. This will be reviewed and revised as necessary, on at least an annual basis, with results reported to Mexican regulators.

Though some assessment and management planning remain to be completed, work to date indicates that environmental impacts are manageable. It is expected that management solutions can be developed within the project schedule and time frames.

19.14 Opinion on Data

The writers are not aware of any data not included in this report that would make the report misleading or would influence the writer's opinions that the property warrants the recommended Phase 4 program. In the writer's opinions, the Phase 4 program is a worthwhile investment for Capstone.

20.0 INTERPRETATION AND CONCLUSIONS

20.1 Conclusions and Recommendations (Figure 20.1)

Cozamin has easy access with current resources and good potential for definition of reserves necessary to support a moderate size mine. The deposit is situated within the silver belt of the High Mexican Plateau where VMS deposits like San Nicolas and disseminated silver-base metals deposit like Real de Angeles occur towards the South and sedex-type base-metal occurrences like Francisco I. Madero and epithermal intermediate sulphidation veins like Fresnillo occur to the North. Excellent possibilities exist for finding additional mineralization because the Mala Noche structure has been partially exploited but never systematically drilled or underground explored at depth. Holes previously drilled at depth intersected mineralization suggesting higher grades and better widths. The Phase 1 and Phase 2 drilling by Capstone validated previous results and provided sufficient encouragement to justify mine dewatering and rehabilitation for systematic underground exploration and further Phase 3 resource definition.

Phase 2 drilling produced significant drill intersections that justify underground resource definition in the San Roberto mine. Further surface drilling is required to evaluate geophysical targets and below other mined areas along the 5.5 kilometer Mala Noche vein trend.

The San Roberto mine area provides the Cozamin property with a demonstrated exploration target with sufficient size to justify mine reopening if exploration is successful. Phase 1, Phase 2, and Phase 3 (in Progress) drilling by Capstone suggested that the grade and width of mineralization increased below previous mine levels. Grades of copper are increasing with depth and grades of lead and zinc are decreasing with depth. The silver grade is relatively constant and shows little variation with depth or lead and zinc values. The writers agree with Capstone's exploration plan to

grid drill at 50 meters centers below previous levels of the San Roberto Mine. Higher grade areas that have more influence on the value of the deposit should be considered for tighter drilling.

This report provides initial current resource estimates for the Cozamin project that are summarized in table 20.1. The initial resource estimate will require Phase 4 upgrading once complete results of Phase 3 definition drilling, currently in progress, are available.

Table 20.1. Measured, Indicated and Inferred Resource Estimates, Mala Noche Vein, Cozamin Project.

TABLE 18.9
Mala Noche Vein - Cozamin Project

	CuEQ Cutoff (%)	Tonnes > Cutoff (tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Million lbs Cu	Million ozs Ag	Million lbs Zn
			Grades > Cutoff								
Measured	1.20	770,000	1.66	1.27	0.82	78.94	0.08	2.40	28.18	1.95	21.56
Indicated	1.20	3,480,000	1.51	1.36	0.60	64.53	0.06	2.19	115.87	7.22	104.36
Measured plus Indicated	1.20	4,250,000	1.54	1.34	0.64	67.14	0.06	2.23	144.32	9.17	125.57
Inferred	1.20	5,490,000	1.34	1.43	0.27	53.82	0.06	1.95	162.21	9.50	173.11
Measured	1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60	26.09	1.78	18.49
Indicated	1.50	2,740,000	1.71	1.38	0.63	70.68	0.06	2.42	103.31	6.23	83.38
Measured plus Indicated	1.50	3,390,000	1.73	1.36	0.67	73.48	0.06	2.45	129.32	8.01	101.66
Inferred	1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14	139.84	7.79	135.21
Measured	2.00	440,000	2.16	1.36	0.98	97.67	0.07	3.01	20.96	1.38	13.19
Indicated	2.00	1,740,000	2.09	1.34	0.65	79.74	0.05	2.81	80.19	4.46	51.41
Measured plus Indicated	2.00	2,180,000	2.10	1.35	0.72	83.38	0.06	2.85	100.94	5.84	64.89
Inferred	2.00	2,230,000	1.90	1.33	0.21	66.10	0.04	2.52	93.43	4.74	65.40
Measured	2.50	270,000	2.60	1.36	1.03	110.22	0.07	3.50	15.48	0.96	8.10
Indicated	2.50	970,000	2.59	1.21	0.50	85.72	0.04	3.27	55.40	2.67	25.88
Measured plus Indicated	2.50	1,250,000	2.59	1.24	0.62	91.06	0.05	3.32	71.39	3.66	34.18
Inferred	2.50	860,000	2.36	1.15	0.22	74.07	0.03	2.95	44.75	2.05	21.81

Note: CuEq is based on \$1.25/lb Cu, \$0.50/lb Zn, \$0.38/lb Pb and \$6.25/oz Ag with Recoveries of 94% for Cu, 66% for Zn, 30% for Pb and 75% for Ag.

21.0 WORK RECOMMENDATIONS

21.1 Summary Recommendation of Phase Four Work (Table 21.1)

The Phase 3, 15,000-meter underground diamond drilling program (in progress) on the Mala Noche vein system on the Cozamin property has satisfied earn-in work requirements for the Basis option agreement. Exploration results has met or exceeded expectations and the results used to support initial resource estimates necessary for studies required to evaluate future production. The Phase 4 program is required to upgrade and expand the Cozamin mill and obtain bulk samples from Level 8 for required pre-production mill testing. The underground development and drilling programs should be continued with 10,000 meters of addition drilling allowed for definition of resources below level 10.

A budget of US$ 10,258,630 is estimated for a Phase 4 program involving upgrade and expansion of the Cozamin mill, bulk sampling for pre-production mill tests, 10000 meters of additional underground drilling and engineering studies necessary to direct future development of the project.

21.2 Opinion that Property is of Sufficient Merit to Justify Work Recommended

In the writer's opinions, the character of the property is of sufficient merit to justify the recommended Phase 4 program, and the program represents a worthwhile investment by Capstone. The writers believe that the Phase 4 program has high probability of success and that success contingent production will be warranted.


W
E
SAN ROBERTO SHAFT
LONGITUDINAL SECTION

Figure 21.1. Longitudinal Section of the Mala Noche Vein Showing Location of Old Workings, Diamond Drill Holes and Proposed Workings.

Table 21.1. Summary of Work Program and Budget for Recommended Phase 4.

US$

		DEC	JANUARY	FEBRUARY	MARCH	APRIL	MAY	TOTAL
10	MINE (Inc. Definition Drilling)	418,180	455,132	1,157,824	1,294,304	1,144,700	290,400	4,760,540
11	EXPLORATION	22,724	19,550	1,185	1,185	1,185	1,185	47,014
20	CRUSHING PLANT	23,100	6,850	-	-	-	-	29,950
30	MILL AREA (GRINDING PLANT)	136,560	68,148	103,225	93,525	-	-	401,458
40	FLOTATION PLANT	43,500	55,000	37,000	-	-	-	135,500
50	THICKENING & FILTRATION	77,000	25,900	16,900	8,000	-	-	127,800
60	LOAD-OUT AREA	110,000	13,500	-	-	-	-	123,500
70	TAILINGS AREA	12,500	188,556	243,806	25,500	-	-	470,361
80	ELECTRICAL DISTRIBUTION	10,800	10,800	-	-	-	-	21,600
90	INFRAESTRUCTURE	18,000	31,000	15,000	12,000	3,000	2,000	81,000
92	CONSTRUCTION INDIRECTS	30,500	25,500	22,500	14,500	-	-	93,000
94	ENVIRONMENTAL	23,500	2,500	2,500	2,500	2,500	2,500	36,000
96	OWNER'S COST	263,975	211,975	211,975	218,975	231,975	1,453,953	2,592,825
	TOTAL	**1,190,339**	**1,114,410**	**1,811,914**	**1,670,489**	**1,383,360**	**1,750,038**	**8,920,548**
	CONTINGENCY 15%	178,551	167,162	271,787	250,573	207,504	262,506	1,338,082
	TOTAL GENERAL	1,368,889	1,281,572	2,083,701	1,921,062	1,590,863	2,012,543	10,258,630
•	The above budget is based on US$							

22.0 REFERENCES AND SOURCES OF INFORMATION

Cardenas Vargas, J., Carrasco Centeno, M., Sanenz Reyes, R., and Macedo Palencia, R., 1993. Monografia Geologico-Minero del Estado de Durango. For Consejo de Recursos Minerales, Publication M-10e.

Cardenas Vargas, J., Paraga Perez, J. de J., Merida Montiel, R., Macedo Palencia, R., and Rodriguez Salinas, J. de J., 1992. Geological-Mining Monograph of the State of Zacatecas for Consejo de Recursos Minerales, Publication M-2e.

Christopher, P.A., 2003, Technical Report on Proposed Exploration Ventanas Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated May 9, 2003.

Christopher, P.A., 2003, Technical Report on Proposed Exploration Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corp. dated November 25, 2003.

Christopher, P.A., 2004, Technical Report on Phase 1 & 2 Exploration Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corp. dated December 14, 2004 (Revised and Corrected).

Enriquez, E. 2003a. Cozamin Project. Executive Summary prepared for Capstone.

Enriquez, E. 2003b. Various Personal Communications and Summary Figures on the Cozamin project.

Hawthorn, G., 2004. Review of Cozamin mine Processing Plant Zacatecas, Zacatecas State, Mexico. Prepared by Westcoast Mineral Testing Inc.for Capstone Gold Corporation, dated March 22, 2004.

Johnson, B., Montante, A., Kearvell, G., Janzen, J., and Scammell, R., 1999. Geology and Exploration of San Nicolas Polymetallic (Zn-Cu-Au-Ag) Volcanogenic Massive Sulphide Deposit. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Moore, R., 1999. Geology and Development of the La Colorada Ag-Pb-Zn Deposit, Zacatecas State, Mexico. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Ponce S., B.F., and Clark, K.F., 1988. The Zacatecas Mining District: A Tertiary Caldera Complex, Associated with Precious and Base Metal Mineralization. Econ. Geol. V. 83, No. 8, pp. 1668-1682.

Bentzen, A., and A.J. Sinclair (1993), "P-RES – a computer program to aid in the investigation of polymetallic ore reserves", Tech. Rept. MT-9 Mineral Deposit Research Unit, Dept of Geological Sciences U.B.C. 55 pp.

Smalwood, R., and Enriquezz, E., 2003. San Dimas District, Durango, Mexico. Abstract for presentation at Cordilleran Roundup, pp.17-19.

Smee, B.W., 2004. Results of an Audit of Reno and Elko Laboratories Nevada, USA. Prepared by Smee and Associates Consulting Ltd., Audit jointly funded by Capstone and other Canadian listed companies, dated September 2004.

Stone, J.G., 1956. Geology and Ore Deposits of the Cantera Mine, Zacatecas, Mexico. Econ. Geol., Vol. 51, No 1, pp. 80-95.

23.0 SIGNATURE, STAMP AND DATE

Signed and stamped at Vancouver, B.C., on the 31st day of October, 2005.

PROFESSIONAL PROVINCE OF P. A. Christopher BRITISH COLUMBIA ENGINEER

Peter A. Christopher, PhD, P.Eng.

G.H. Giroux, P.Eng, MASc.

PROFESSIONAL PROVINCE OF G. H. GIROUX BRITISH COLUMBIA ENGINEER

24.0 CERTIFICATE

I, Peter A. Christopher, with business address at 3707 West 34th Avenue, Vancouver, British Columbia, do hereby certify that:

1. I am a Consulting Geological Engineer registered (#10,474) with the Association of Professional Engineers and Geoscientists of British Columbia since 1976.
2. I am a Fellow of the Geological Association of Canada.
3. I hold a B.Sc. (1966) from the State University of New York at Fredonia, a M.A. (1968) from Dartmouth College and a Ph.D. (1973) from the University of British Columbia.
4. I have been practicing my profession as a Geologist for over 35 years and as a Consulting Geological Engineer since June 1981. I have authorized over 200 qualifying engineering and exploration reports, and over 20 professional publications. I have work experience in most areas of the United States, Canada, Papaua New Guinea, Madagascar, Mexico and several other Latin American countries. As a result of my experience and qualifications, I am a qualified person as defined in National Instrument 43-101.
5. I have no direct or indirect, nor expect to receive any interest directly or indirectly in the properties or securities of Capstone Gold Corp. I am independent of Capstone Gold Corp. in accordance with the application of Section 1.5 of National Instrument 43-101.
6. I have based my input in this report on previous exploration experience in the Zacatecas area, on a review of reports listed in the references and sources of data section and on personal examinations of the Cozamin Project area on September 12, 2003, and October 11, 2003, and on check sampling conducted on November 10th and 11th, 2004. I have reviewed resources estimate and accept resource estimated presented in this report but have relied on Gary Giroux for computer handling of data and handling statistical treatment of sample data.
7. I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, of which the omission to disclose would make this report misleading.
8. I have read National Instrument 43-101, Form 43-101F1 and believe my report is in compliance with National Instrument 43-101.
9. I consent to the use of this report by Capstone Gold Corp. for any Filing Statement, Statement of Material Facts, Prospectus or Annual Information Form issued by Capstone Gold Corp.

Dated at Vancouver, British Columbia, the 31st day of October 2005.

Peter A. Christopher Ph.D., P.Eng.

24.0 CERTIFICATE

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #513 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3) I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4) I have practiced my profession continuously since 1970.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6) This report is based on a study of the data and literature available on the Mala Noche Vein, Cozamin Project. I am responsible for the resource estimations completed in Vancouver during 2005. I have not visited the property.

7) I have not previously worked on this property.

8) I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.

9) I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their websites accessible by the public.

Dated this 31st day of October, 2005

PROFESSIONAL PROVINCE OF G. H. GIROUX BRITISH COLUMBIA ENGINEER

G. H. Giroux, P.Eng., MASc.

VOLUME II

APPENDIX FOR:

TEHCNICAL REPORT ON INTIAL RESOURCE ESTIMATES

COZAMIN PROJECT

BY: PETER A. CHRISTOPHER, PhD, P.Eng.

And

GARY GIROUX, MASc, P.Eng.

Dated October 31st, 2005

APPENDIX 1
QA/QC ANALYSIS

SHOWING

BLANKS FOR Pb, Zn, Ag, Au

STANDARDS FOR
LOW GRADE STANDARD 4759
MEDIUM GRADE STANDARD 4757
HIGH GRADE STANDARD 4787

INTERNAL CHECKS AT SGS

AND

EXTERNAL CHECKS SGS ORIGINAL VS CHEMEX CHECK


Pb assays in Blanks
1800
1600
1400
1200
1000
800
600
400
200
0
Pb (ppm)
1 8 15 22 29 36 43 50 57 64 71 78 85 92 99 106 113 120 127 134 141
Sample Number


Zn assays in Blanks
30000
25000
20000
15000
10000
5000
0
Zn (ppm)
1 8 15 22 29 36 43 50 57 64 71 78 85 92 99 106 113 120 127 134 141
Sample Number


Ag assays in Blanks
Ag (g/t)
200
180
160
140
120
100
80
60
40
20
0
1 8 15 22 29 36 43 50 57 64 71 78 85 92 99 106 113 120 127 134 141
Sample Number


Au assays in Blanks
Au (ppb)
100
90
80
70
60
50
40
30
20
10
0
1 8 15 22 29 36 43 50 57 64 71 78 85 92 99 106 113 120 127 134 141
Sample Number

LOW GRADE STANDARD 4759


LEAD IN STANDARD 4759
Pb (ppm)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49
Sample Number


ZINC IN STANDARD 4759
Zn (ppm)
35000
30000
25000
20000
15000
10000
5000
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49
Sample Number


SILVER IN STANDARD 4759
Ag (g/t)
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49
Sample Number


GOLD IN STANDARD 4759
Au (ppb)
250
200
150
100
50
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49
Sample Number

MEDIUM GRADE STANDARD 4757


LEAD IN STANDARD 4757
Pb (ppm)
1800
1600
1400
1200
1000
800
600
400
200
0
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43
Sample Number


ZINC IN STANDARD 4757
Zn (ppm)
35000
30000
25000
20000
15000
10000
5000
0
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43
Sample Number


SILVER IN STANDARD 4757
Ag (g/t)
250.0
200.0
150.0
100.0
50.0
0.0
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43
Sample Number


GOLD IN STANDARD 4757
Au (ppb)
120
100
80
60
40
20
0
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43
Sample Number

HIGH GRADE STANDARD 4787


LEAD IN STANDARD 4787
Pb (ppm)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52
Sample Number


ZINC IN STANDARD 4787
Zn (ppm)
40000
35000
30000
25000
20000
15000
10000
5000
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52
Sample Number


SILVER IN STANDARD 4787
Ag (g/t)
250.0
200.0
150.0
100.0
50.0
0.0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52
Sample Number


GOLD IN STANDARD 4787
Au (ppb)
180
160
140
120
100
80
60
40
20
0
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52
Sample Number

INTERNAL CHECKS AT SGS

LABELLED DIAGRAMS INDICATING THE VARIOUS STATISTICS APPEARING ON DIAGRAMS THROUGHOUT TEXT.


corr
coef
max
mean
min
stan
dov
stan
dev
min
mean
max


type
log/
arit
stan
err
stan
dev


y=x
RMA
Y-
mult
Time
Date
Y
data
item
X
X-
mult

SGS AU CHECKS


Binary Diagram
0.80
0.60
0.40
0.20
0.20 0.40 0.60 0.80
05/11/09
11:55:41
SGS INTERNAL DUPLICATES
AU2 PPB, arith., *10**3
N = 328 (328,328)
978.0
66.26 102.7 0.9937
2.500 100.7
2.500 65.00 974.0
Regression=RMA AU1 PPB, arith., *10**3
slope: 1.020 (6.329E-3)
y-int: -4.641E-2 (0.7594)
dispersion: (16.19)

SGS AG CHECKS


Binary Diagram
4.00
2.00
2.00 4.00
05/11/09
12:00:29
SGS INTERNAL DUPLICATES
AG2 G/T, arith., *10**2
N = 294 (294,294)
541.0
56.37 83.36 0.9789
0.2000 76.96
0.2000 54.74 510.0
Regression=RMA AG1 G/T, arith., *10**2
slope: 1.083 (1.292E-2)
y-int: -2.925 (1.224)
dispersion: (23.32)

SGS CU CHECKS


Binary Diagram
05/11/09
12:10:28
SGS INTERNAL DUPLICATES
CU2 PPM, arith., *10**5
N = 338 (338,338)
1.090E+5
1.134E+4 1.571E+4 0.9987
5.000 1.559E+4
5.000 1.129E+4 1.000E+5
Regression=RMA CU1 PPM, arith., *10**5
slope: 1.008 (2.813E-3)
y-int: -29.39 (54.15)
dispersion: (1137.0)

SGS CHECKS PB


Binary Diagram
05/11/09
13:13:07
SGS INTERNAL DUPLICATES
PB2 PPM, arith., *10**5
N = 336 (336,338)
1.000E+5
2499.0 9970.0 0.9994
10.00 1.009E+4
10.00 2512.0 1.000E+5
Regression=RMA PB1 PPM, arith., *10**5
slope: 0.9884 (1.913E-3)
y-int: 16.63 (19.88)
dispersion: (503.1)

SGS CHECKS ZN


Binary Diagram
0.80
0.60
0.40
0.20
0.20
0.40
0.60
0.80
05/11/09
13:20:24
SGS INTERNAL DUPLICATES
ZN2 PPM, arith., *10**5
N = 335 (335,335)
9.712E+4
1.022E+4 1.596E+4 0.9980
30.00 1.596E+4
39.00 1.025E+4 9.790E+4
Regression=RMA ZN1 PPM, arith., *10**5
slope: 0.9999 (3.476E-3)
y-int: -29.36 (65.96)
dispersion: (1437.0)

EXTERNAL CHECKS SGS ORIGINAL VS CHEMEX CHECK

SGS VS CHEMEX CU (PPM)


Binary Diagram
4.00
3.00
2.00
1.00
2.00
4.00
05/11/09
17:53:56
SGS VERSUS CHEMEX COPPER
CHCU, arith., *10**4
N = 69 (69,69)
4.290E+4
1.201E+4 1.189E+4 0.7909
13.00 1.361E+4
12.00 1.283E+4 5.653E+4
Regression=RMA SGSCU, arith., *10**4
slope: 0.8735 (6.435E-2)
y-int: 808.1 (1240.0)
dispersion: (1.169E+4)

SGS VS CHEMEX – AG (G/T)


Binary Diagram
3.00
2.00
1.00
1.00
2.00
05/11/09
17:49:42
SGS VS CHEMEX SILVER
CHAG, arith., *10**2
N = 69 (69,69)
328.0
70.88 77.74 0.9643
1.100 75.93
0.9000 66.82 315.0
Regression=RMA SGSAG, arith., *10**2
slope: 1.024 (3.264E-2)
y-int: 2.463 (3.318)
dispersion: (29.04)

SGS VS CHEMEX PB (PPM)


Binary Diagram
2.50
2.00
1.50
1.00
0.50
1.00
2.00
3.00
05/11/09
18:00:18
SGS VERSUS CHEMEX LEAD
CHPB, arith., *10**5
N = 69 (69,69)
3.000E+5
7668.0 3.877E+4 0.9570
39.00 4.883E+4
31.00 9059.0 4.001E+5
Regression=RMA SGSPB, arith., *10**5
slope: 0.7940 (2.772E-2)
y-int: 475.3 (1391.0)
dispersion: (1.828E+4)

SGS VS CHEMEX – ZN (PPM)


Binary Diagram
2.00
1.50
1.00
0.50
0.50
1.00
1.50
2.00
05/11/09
18:05:01
SGS VERSUS CHEMEX ZINC
CHZN, arith., *10**5
N = 68 (68,68)
2.050E+5
1.920E+4 3.598E+4 0.9598
148.0 3.951E+4
97.00 2.129E+4 2.194E+5
Regression=RMA SGSZN, arith., *10**5
slope: 0.9106 (3.099E-2)
y-int: -182.1 (1402.0)
dispersion: (1.515E+4)

SGS VS CHEMEX AU (PPB)


Binary Diagram
4.00
2.00
2.00
4.00
05/11/09
17:45:54
SGS VERSUS CHEMEX GOLD
CHAU, arith., *10**2
N = 69 (69,69)
516.0
87.45 119.1 0.7401
2.500 121.7
2.500 84.35 596.0
Regression=RMA SGSAU, arith., *10**2
slope: 0.9786 (7.922E-2)
y-int: 4.910 (12.30)
dispersion: (122.7)

APPENDIX 2

LISTING OF VEIN INTERSECTIONS

VEIN	From	To
4578	0.00	3.80
4583	0.00	3.10
4588	0.00	3.20
4592	0.00	3.80
4597	0.00	4.50
4978	0.00	4.00
4984	0.00	5.60
4988	0.00	4.70
4993	0.00	5.00
4998	0.00	5.90
5002	0.00	4.20
5005	0.00	5.70
5009	0.00	5.70
5015	0.00	4.70
5019	0.00	5.40
5023	0.00	5.00
5097	0.00	4.80
5102	0.00	5.10
5106	0.00	4.20
5808	0.00	6.00
5818	0.00	2.70
5823	0.00	4.00
6029	0.00	5.80
6035	0.00	5.80
6036	0.00	6.70
6039	0.00	5.40
6288	0.00	3.60
6292	0.00	3.80
6302	0.00	3.60
6306	0.00	2.50
6310	0.00	3.10
6314	0.00	3.20
6375	0.00	2.00
6378	0.00	2.40
6381	0.00	2.10
6384	0.00	3.30
6397	0.00	4.40
6459	0.00	2.80
6462	0.00	4.80
6467	0.00	3.00
6471	0.00	3.20
6475	0.00	3.10
CG-04-01	287.50	297.00
CG-04-02	306.80	311.95
CG-04-03	326.20	341.40
CG-04-04	340.00	354.20
CG-04-05	351.00	356.75
CG-04-06	417.40	426.30
CG-04-07	377.00	380.00

CG-04-08	337.65	340.00
CG-04-09	307.00	309.95
CG-04-10	483.00	501.40
CG-04-11	365.30	373.90
CG-04-12	170.50	176.30
CG-04-12	288.41	301.25
CG-04-13	278.00	339.60
CG-04-15	292.20	302.80
CG-04-16	308.85	325.65
CG-04-17	330.00	355.69
CG-04-18	315.90	361.40
CG-04-19	189.70	203.24
CG-04-20	311.70	336.00
CG-04-21	464.55	476.75
CG-04-22	444.50	453.20
CG-04-23	134.95	143.92
CG-04-24	416.85	424.25
CG-04-25	267.80	269.35
CG-04-25	281.70	282.50
CG-04-26	645.50	667.36
CG-04-27	584.45	593.74
CG-04-28	627.10	646.90
CG-04-29	508.70	514.90
CG-04-30	591.95	601.80
CG-04-32	191.31	194.41
CG-04-33	664.59	668.24
CG-05-34	565.90	572.70
CG-05-35	378.70	381.40
CG-05-36	458.00	461.00
CG-05-37	450.40	452.85
CG-05-37	501.60	509.20
CG-05-U01	62.80	72.90
CG-05-U02	42.95	51.60
CG-05-U03	50.90	65.85
CG-05-U04	60.30	68.90
CG-05-U05	40.60	58.30
CG-05-U06	41.60	59.65
CG-05-U07	31.50	54.70
CG-05-U08	37.70	55.90
CG-05-U09	47.55	60.00
CG-05-U10	48.77	62.00
CG-05-U11	54.45	67.06
CG-05-U12	54.20	73.15
CG-05-U13	55.00	57.40
CG-05-U14	61.90	67.00
CG-05-U15	35.00	53.00
CG-05-U16	33.00	60.66
CG-05-U17	35.30	63.40
CG-05-U18	33.30	55.78
CG-05-U19	33.50	64.70
CG-05-U20	33.90	76.50
CG-05-U21	45.72	65.00
CG-05-U22	57.35	61.20
CG-05-U22	68.70	73.75
CG-05-U23	45.50	57.10
CG-05-U24	53.75	64.00

CG-05-U25	55.75	64.75
CG-05-U26	50.35	54.60
CG-05-U27	41.84	49.33
CG-05-U28	52.12	64.87
CG-05-U29	57.65	63.60
CG-05-U30	59.00	72.35
CG-05-U31	37.00	62.50
CG-05-U32	84.50	105.25
CG-05-U33	65.00	75.00
CG-05-U34	100.50	136.25
CG-05-U35	140.60	168.25
CG-05-U36	114.00	127.50
CG-05-U37	162.00	171.56
CG-05-U38	121.50	146.30
CG-05-U39	156.15	176.15
CG-05-U40	137.25	152.75
CG-05-U41	103.00	118.00
CG-05-U42	115.50	132.75
CG-05-U43	115.75	140.22
CG-05-U44	100.00	115.25
CG-05-U45	104.75	129.75
CG-05-U46	109.75	132.00
CG-05-U47	100.50	114.40
CG-05-U48	124.75	158.50
CG-05-U49	94.00	105.00
CG-05-U50	106.75	124.00
CG-05-U51	87.75	105.00
CG-05-U52	120.35	127.50
CG-05-U53	154.75	180.50
CG-05-U54	158.75	189.50
CG-05-U55	76.50	80.47
CG-05-U56	52.80	59.05
CG-05-U57	112.50	121.60
CG-05-U58	67.25	89.25
CG-05-U59	54.25	64.75
CG-05-U60	71.50	81.25
CG-05-U61	133.65	137.70
CG-05-U61	177.05	191.75
CG-05-U62	122.80	163.10
CG-05-U63	88.50	110.25
CG-05-U64	122.48	133.60
CG-05-U69	171.60	180.05
CG-05-U70	91.40	125.10
line1	0.00	2.70
line2	0.00	14.40
line3	0.00	4.10
line4	0.00	5.40
line5	0.00	4.40
line6	0.00	16.20

APPENDIX 3
SPECIFIC GRAVITY DETERMINATIONS


CAPSTONE GOLD CORP
COZAMIN PROJECT

MARZO 20 2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
1	CG-04-01	266.0	286.50	2.42
2	CG-04-01	287.24	287.61	2.56
3	CG-04-01	287.61	287.70	2.52
4	CG-04-01	287.76	287.80	2.55
5	CG-04-01	287.80	288.02	2.77
6	CG-04-01	288.04	288.17	2.62
7	CG-04-01	288.29	288.38	2.71
8	CG-04-01	288.41	288.53	2.74
9	CG-04-01	288.53	288.72	2.51
10	CG-04-01	288.72	288.78	2.68
11	CG-04-01	288.78	289.36	2.81
12	CG-04-01	289.42	289.59	2.46
13	CG-04-01	289.59	289.77	2.71
14	CG-04-01	289.77	289.90	2.72
15	CG-04-01	289.92	290.00	2.73
16	CG-04-01	290.00	290.32	3.21
17	CG-04-01	290.32	290.48	3.27
18	CG-04-01	290.48	290.66	3.29
19	CG-04-01	290.66	290.84	2.98
20	CG-04-01	290.91	291.00	2.90
21	CG-04-01	291.00	291.13	3.00
22	CG-04-01	291.16	291.50	3.46
23	CG-04-01	291.50	291.80	2.96
24	CG-04-01	291.80	292.00	2.76
25	CG-04-01	292.00	292.32	2.95
26	CG-04-01	292.32	292.67	2.98
27	CG-04-01	292.67	293.08	2.87

28	CG-04-01	293.08	293.25	2.39
29	CG-04-01	293.38	293.50	2.55
30	CG-04-01	293.50	293.68	2.56
31	CG-04-01	293.68	293.83	2.68

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
32	CG-04-01	293.83	294.00	2.62
33	CG-04-01	294.09	294.17	2.65
34	CG-04-01	294.18	294.36	2.55
35	CG-04-01	294.36	294.64	2.51
36	CG-04-01	294.64	294.87	2.51
37	CG-04-01	294.87	295.18	2.51
38	CG-04-01	295.41	295.61	2.47
39	CG-04-01	295.61	295.81	2.62
40	CG-04-01	295.81	296.11	2.79
41	CG-04-01	296.78	297.03	2.63
42	CG-04-01	297.48	297.67	2.56
PROMEDIO	**CG-04-01**	**266.00**	**297.67**	**2.73**


CAPSTONE GOLD CORP
COZAMIN PROJECT

MARZO 20 2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
43	CG-04-02	306.75	306.83	2.55
44	CG-04-02	307.05	307.38	3.34
45	CG-04-02	307.40	307.67	3.24
46	CG-04-02	308.41	308.67	3.16
47	CG-04-02	308.67	308.86	2.97
48	CG-04-02	309.00	309.16	2.73
49	CG-04-02	309.16	309.35	2.85
50	CG-04-02	309.38	309.52	2.87
51	CG-04-02	309.52	309.74	2.92
52	CG-04-02	309.74	309.86	2.94
53	CG-04-02	309.96	310.05	3.16
54	CG-04-02	310.15	310.25	2.83
55	CG-04-02	310.25	310.35	3.02
56	CG-04-02	310.35	310.46	2.59
57	CG-04-02	310.46	310.61	2.70
58	CG-04-02	310.69	310.99	2.92
59	CG-04-02	310.99	311.10	2.67
60	CG-04-02	311.10	311.28	2.79
61	CG-04-02	311.28	311.49	2.81
62	CG-04-02	311.49	311.65	2.66
63	CG-04-02	311.65	311.86	3.07
64	CG-04-02	311.86	311.95	2.60
65	CG-04-02	312.96	313.06	2.70
66	CG-04-02	314.05	314.45	2.62
PROMEDIO	**CG-04-02**	**306.75**	**314.45**	**2.86**


CAPSTONE GOLD CORP
COZAMIN PROJECT

MARZO 20 2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
67	CG-04-03	326.42	326.57	3.06
68	CG-04-03	326.57	326.82	3.06
69	CG-04-03	327.01	327.24	2.89
70	CG-04-03	327.31	327.59	2.88
71	CG-04-03	327.59	327.68	2.71
72	CG-04-03	327.68	327.78	2.70
73	CG-04-03	327.78	328.00	2.59
74	CG-04-03	328.10	328.28	2.77
75	CG-04-03	328.18	328.52	2.85
76	CG-04-03	328.52	328.63	2.66
77	CG-04-03	328.63	328.96	2.81
78	CG-04-03	328.96	329.16	3.13
79	CG-04-03	329.16	329.29	2.95
80	CG-04-03	329.29	329.55	2.59
81	CG-04-03	329.61	329.78	2.70
82	CG-04-03	330.04	330.20	2.94
83	CG-04-03	330.50	330.62	3.18
84	CG-04-03	330.70	330.79	2.63
85	CG-04-03	330.90	331.00	2.01
86	CG-04-03	331.21	331.37	2.53
87	CG-04-03	331.74	331.88	3.27
88	CG-04-03	331.98	332.17	3.15
89	CG-04-03	332.17	332.36	2.82
90	CG-04-03	332.36	332.54	3.10
91	CG-04-03	332.86	332.94	2.44
92	CG-04-03	333.37	333.52	2.77
93	CG-04-03	333.59	333.81	2.73
94	CG-04-03	333.82	333.97	3.02
95	CG-04-03	334.26	334.47	2.95
96	CG-04-03	334.47	334.64	2.68
97	CG-04-03	334.64	334.80	3.12
98	CG-04-03	334.80	334.92	2.61

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
99	CG-04-03	334.92	335.24	2.93
100	CG-04-03	335.24	335.54	3.10
101	CG-04-03	335.54	335.65	2.93
102	CG-04-03	335.65	335.76	3.17
103	CG-04-03	335.90	336.05	2.64
104	CG-04-03	336.05	336.21	3.05
105	CG-04-03	336.21	336.42	2.99
106	CG-04-03	336.42	336.58	2.91
107	CG-04-03	336.66	336.99	2.97
108	CG-04-03	337.08	337.25	2.92
109	CG-04-03	337.34	337.66	2.79
110	CG-04-03	337.66	338.18	3.01
111	CG-04-03	338.19	338.42	3.05
112	CG-04-03	338.42	338.59	3.15
113	CG-04-03	338.59	338.65	2.93
114	CG-04-03	338.70	339.01	3.10
115	CG-04-03	339.01	339.27	3.03
116	CG-04-03	339.45	339.61	3.45
117	CG-04-03	339.61	339.78	3.55
118	CG-04-03	339.90	340.10	3.13
119	CG-04-03	340.15	340.35	3.18
120	CG-04-03	340.40	340.59	3.26
121	CG-04-03	340.69	340.95	3.17
122	CG-04-03	341.02	341.21	3.17
123	CG-04-03	341.31	341.46	2.64
124	CG-04-03	342.70	342.83	2.58
125	CG-04-03	343.40	343.58	2.75
PROMEDIO	**CG-04-03**	**326.42**	**343.58**	**2.91**



5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
126	CG-O4-04	336.50	336.67	2.83
127	CG-O4-04	337.15	337.40	2.72
128	CG-O4-04	337.43	337.59	2.69
129	CG-O4-04	337.89	338.74	3.14
130	CG-O4-04	340.59	340.71	2.40
131	CG-O4-04	340.71	340.84	2.72
132	CG-O4-04	340.84	341.02	2.80
133	CG-O4-04	341.02	341.20	3.15
134	CG-O4-04	341.65	341.86	3.02
135	CG-O4-04	341.88	342.01	2.96
136	CG-O4-04	342.14	342.14	2.54
137	CG-O4-04	342.07	342.19	2.78
138	CG-O4-04	342.27	342.36	2.82
139	CG-O4-04	342.58	342.75	2.71
140	CG-O4-04	342.75	342.95	2.61
141	CG-O4-04	342.95	343.10	2.56
142	CG-O4-04	343.07	343.30	2.90
143	CG-O4-04	343.30	343.53	2.92
144	CG-O4-04	343.54	343.80	2.87
145	CG-O4-04	343.80	344.07	2.88
146	CG-O4-04	344.06	344.20	2.11
147	CG-O4-04	344.24	344.41	2.39
148	CG-O4-04	344.41	344.52	2.65
149	CG-O4-04	344.52	344.68	2.57
150	CG-O4-04	344.79	344.98	2.59
151	CG-O4-04	345.07	345.18	2.35
152	CG-O4-04	345.28	345.46	2.88
153	CG-O4-04	345.56	345.71	2.69
154	CG-O4-04	345.77	346.03	2.76
155	CG-O4-04	345.77	346.03	2.52

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
156	CG-O4-04	346.21	346.31	2.52
157	CG-O4-04	346.58	346.78	2.85
158	CG-O4-04	346.85	347.08	2.65
159	CG-O4-04	347.03	347.22	2.63
160	CG-O4-04	347.22	347.48	3.00
161	CG-O4-04	347.48	346.68	3.26
162	CG-O4-04	347.91	348.24	3.03
163	CG-O4-04	348.23	348.40	2.89
164	CG-O4-04	348.50	348.63	2.80
165	CG-O4-04	348.68	348.78	3.18
166	CG-O4-04	348.94	349.12	2.69
167	CG-O4-04	349.12	349.23	3.33
168	CG-O4-04	349.25	346.38	2.79
169	CG-O4-04	349.42	349.57	2.85
170	CG-O4-04	349.56	349.65	2.63
171	CG-O4-04	349.65	349.75	2.96
172	CG-O4-04	350.85	350.95	2.55
173	CG-O4-04	351.52	351.61	3.10
PROMEDIO	**CG-O4-04**	337.15	349.75	2.76


CAPSTONE GOLD CORP
COZAMIN PROJECT

5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
174	CG-04-05	349.10	349.30	2.86
175	CG-04-05	350.24	350.34	2.36
176	CG-04-05	351.00	351.12	2.54
177	CG-04-05	351.12	351.22	2.53
178	CG-04-05	351.77	352.00	2.47
179	CG-04-05	352.00	352.18	2.47
180	CG-04-05	352.14	352.27	2.61
181	CG-04-05	352.43	352.57	2.26
182	CG-04-05	352.57	352.67	2.48
183	CG-04-05	352.80	352.95	2.72
184	CG-04-05	352.97	353.09	2.47
185	CG-04-05	353.40	353.56	2.71
186	CG-04-05	353.59	353.73	2.72
187	CG-04-05	353.97	354.09	3.66
188	CG-04-05	354.09	354.16	3.19
189	CG-04-05	354.24	354.42	2.88
190	CG-04-05	354.42	354.55	2.71
191	CG-04-05	354.55	354.72	2.83
192	CG-04-05	354.72	354.97	3.02
193	CG-04-05	354.97	355.25	3.16
194	CG-04-05	355.25	355.50	2.88
195	CG-04-05	355.50	355.60	2.95
196	CG-04-05	355.60	355.72	2.70
197	CG-04-05	356.02	356.12	2.89
198	CG-04-05	356.12	356.25	2.92
199	CG-04-05	356.57	356.83	2.86
200	CG-04-05	357.27	357.54	2.78
201	CG-04-05	358.48	358.64	2.65
PROMEDIO	**CG-04-05**	351.00	356.83	2.77


CAPSTONE GOLD CORP
COZAMIN PROJECT

5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
202	CG-04-06	416.25	416.44	2.62
203	CG-04-06	417.17	417.42	2.98
204	CG-04-06	417.42	417.52	2.92
205	CG-04-06	417.52	417.67	2.67
206	CG-04-06	417.73	417.84	3.29
207	CG-04-06	418.07	418.20	3.07
208	CG-04-06	418.25	418.47	2.79
209	CG-04-06	418.47	418.60	2.84
210	CG-04-06	418.69	418.81	2.86
211	CG-04-06	418.85	418.96	2.75
212	CG-04-06	418.96	419.16	2.92
213	CG-04-06	419.50	419.65	2.52
214	CG-04-06	419.65	420.00	2.51
215	CG-04-06	420.10	420.25	2.44
216	CG-04-06	420.50	420.68	2.41
217	CG-04-06	420.88	421.03	2.50
218	CG-04-06	421.30	421.48	2.56
219	CG-04-06	421.53	421.75	2.58
220	CG-04-06	421.85	422.05	2.62
221	CG-04-06	422.05	422.16	2.68
222	CG-04-06	422.38	422.61	2.48
223	CG-04-06	422.61	422.81	2.45
224	CG-04-06	422.81	423.04	2.48
225	CG-04-06	423.04	423.22	2.78
226	CG-04-06	423.22	423.52	2.85
227	CG-04-06	423.62	423.70	2.85
228	CG-04-06	423.80	423.90	2.71
229	CG-04-06	423.90	424.10	2.71
230	CG-04-06	424.10	424.33	2.59

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
231	CG-04-06	424.38	424.48	2.46
232	CG-04-06	428.48	424.86	2.45
233	CG-04-06	424.86	424.06	2.85
234	CG-04-06	425.08	425.22	2.84
235	CG-04-06	425.30	425.46	2.89
236	CG-04-06	425.51	425.70	2.47
237	CG-04-06	426.80	427.13	2.59
PROMEDIO	**CG-04-06**	417.17	425.70	2.69


CAPSTONE GOLD CORP
COZAMIN PROJECT

5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
238	CG-04-07	374.33	374.49	2.92
239	CG-04-07	377.29	377.53	3.87
240	CG-04-07	377.53	377.65	3.91
241	CG-04-07	377.65	377.85	3.81
242	CG-04-07	377.85	377.95	3.56
243	CG-04-07	378.07	378.25	4.16
244	CG-04-07	378.25	378.53	3.93
245	CG-04-07	378.53	378.68	3.41
246	CG-04-07	378.68	378.84	3.35
247	CG-04-07	378.84	379.00	3.35
248	CG-04-07	379.10	379.22	3.04
249	CG-04-07	379.22	379.33	3.11
250	CG-04-07	379.56	379.75	3.50
251	CG-04-07	380.89	381.00	2.41
252	CG-04-07	381.89	382.50	2.85
PROMEDIO	**CG-04-07**	377.29	381.00	3.39



5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
253	CG-04-08	333.55	333.76	2.68
254	CG-04-08	334.74	335.01	2.67
255	CG-04-08	336.80	336.89	2.47
256	CG-04-08	336.90	337.09	2.58
257	CG-04-08	337.09	337.37	2.69
258	CG-04-08	337.45	337.60	3.07
259	CG-04-08	337.60	337.83	3.20
260	CG-04-08	337.83	338.08	2.91
261	CG-04-08	338.10	338.30	3.13
262	CG-04-08	338.30	338.53	3.50
263	CG-04-08	338.53	338.76	3.28
264	CG-04-08	338.76	339.03	3.44
265	CG-04-08	339.06	339.22	3.93
266	CG-04-08	339.22	339.43	3.66
267	CG-04-08	339.43	339.73	3.75
268	CG-04-08	339.73	339.97	3.33
269	CG-04-08	339.86	340.17	2.59
270	CG-04-08	340.82	341.12	2.47
271	CG-04-08	341.87	342.00	2.53
PROMEDIO	**CG-04-08**	336.80	340.17	3.16


CAPSTONE GOLD CORP
COZAMIN PROJECT

5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
272	CG-04-09	306.57	306.68	2.77
273	CG-04-09	307.06	307.17	2.78
274	CG-04-09	307.43	307.55	2.61
275	CG-04-09	307.55	307.68	2.58
276	CG-04-09	307.68	307.91	2.58
277	CG-04-09	307.91	308.29	2.72
278	CG-04-09	308.29	308.39	2.59
279	CG-04-09	308.39	308.54	2.52
280	CG-04-09	308.54	308.75	2.51
281	CG-04-09	308.75	309.04	2.76
282	CG-04-09	310.00	310.16	2.72
283	CG-04-09	311.07	311.20	2.47
PROMEDIO	**CG-04-09**	307.43	309.04	2.62


CAPSTONE GOLD CORP
COZAMIN PROJECT

5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
284	CG-O4-10	481.55	481.63	2.86
285	CG-O4-10	482.43	482.50	2.58
286	CG-O4-10	483.33	483.44	2.68
287	CG-O4-10	483.44	483.57	3.00
288	CG-O4-10	483.57	483.74	3.03
289	CG-O4-10	483.74	483.90	2.76
290	CG-O4-10	484.13	484.25	2.48
291	CG-O4-10	484.25	484.41	2.64
292	CG-O4-10	484.75	484.93	3.00
293	CG-O4-10	485.06	485.23	2.75
294	CG-O4-10	485.51	485.61	2.58
295	CG-O4-10	485.79	485.89	2.83
296	CG-O4-10	485.89	486.16	2.97
297	CG-O4-10	486.21	486.31	3.33
298	CG-O4-10	486.31	486.40	2.81
299	CG-O4-10	486.40	486.53	3.01
300	CG-O4-10	486.50	486.67	3.11
301	CG-O4-10	486.67	486.85	2.74
302	CG-O4-10	486.80	487.06	3.35
303	CG-O4-10	487.06	487.26	3.10
304	CG-O4-10	487.34	487.54	3.30
305	CG-O4-10	487.50	487.67	3.55
306	CG-O4-10	487.67	487.87	3.37
307	CG-O4-10	487.87	488.10	3.49
308	CG-O4-10	488.10	488.33	3.65
309	CG-O4-10	488.37	488.48	3.27
310	CG-O4-10	488.53	488.85	2.92
311	CG-O4-10	488.85	489.13	2.88
312	CG-O4-10	489.13	489.30	3.08

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
313	CG-O4-10	489.39	489.40	3.09
314	CG-O4-10	489.40	489.62	3.39
315	CG-O4-10	489.62	489.81	3.54
316	CG-O4-10	489.81	489.99	3.41
317	CG-O4-10	489.99	490.15	3.52
318	CG-O4-10	490.15	490.29	3.38
319	CG-O4-10	490.33	490.51	3.75
320	CG-O4-10	490.55	490.71	3.48
321	CG-O4-10	490.71	490.89	3.41
322	CG-O4-10	490.89	491.15	3.51
323	CG-O4-10	491.23	491.43	3.38
324	CG-O4-10	491.43	491.62	3.14
325	CG-O4-10	491.62	491.77	3.25
326	CG-O4-10	491.77	492.00	3.49
327	CG-O4-10	492.00	492.08	3.86
328	CG-O4-10	492.08	492025	3.38
329	CG-O4-10	492.56	492.79	3.54
330	CG-O4-10	492.79	492.96	3.43
331	CG-O4-10	493.00	493.34	3.42
332	CG-O4-10	493.34	493.59	3.65
333	CG-O4-10	493.59	493.89	3.87
334	CG-O4-10	493.91	494.13	3.68
335	CG-O4-10	494.13	494.36	3.31
336	CG-O4-10	494.51	494.74	3.60
337	CG-O4-10	494.79	495.05	3.06
338	CG-O4-10	495.05	495.30	3.86
339	CG-O4-10	495.35	495.59	3.48
340	CG-O4-10	495.63	495.84	3.68
341	CG-O4-10	495.84	495.96	3.08
342	CG-O4-10	495.96	496.20	3.31
343	CG-O4-10	497.30	497.58	2.56
PROMEDIO	**CG-O4-10**	483.33	496.20	3.25


CAPSTONE GOLD CORP
COZAMIN PROJECT

5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
344	CG-04-11	365.60	365.76	2.78
345	CG-04-11	366.30	366.49	2.57
346	CG-04-11	367.61	367.83	2.57
347	CG-04-11	367.83	367.95	2.79
348	CG-04-11	367.95	368.17	2.93
349	CG-04-11	368.27	368.43	2.87
350	CG-04-11	368.43	368.66	2.63
351	CG-04-11	368.68	368.88	2.69
352	CG-04-11	368.91	369.10	3.09
353	CG-04-11	369.26	369.52	2.50
354	CG-04-11	369.53	369.82	3.01
355	CG-04-11	369.92	370.20	2.59
356	CG-04-11	370.37	370.58	2.78
357	CG-04-11	370.58	370.83	3.20
358	CG-04-11	370.83	370.86	2.94
359	CG-04-11	370.86	371.01	2.83
360	CG-04-11	371.01	371.16	3.07
361	CG-04-11	371.16	371.36	2.68
362	CG-04-11	371.36	371.50	3.12
363	CG-04-11	371.50	371.77	2.76
364	CG-04-11	371.83	372.00	2.46
365	CG-04-11	372.00	372.30	2.59
366	CG-04-11	372.30	372.60	2.81
367	CG-04-11	372.60	372.83	2.63
368	CG-04-11	372.83	373.02	3.08
369	CG-04-11	373.02	373.21	3.35
370	CG-04-11	373.48	373.68	3.23
371	CG-04-11	373.68	373.78	2.95
372	CG-04-11	373.78	373.84	2.50
373	CG-04-11	373.90	374.01	2.45
374	CG-04-11	374.50	374.60	2.82
PROMEDIO	**CG-04-11**			2.82


CAPSTONE GOLD CORP
COZAMIN PROJECT

5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
375	CG-O4-12	290.48	290.67	2.94
376	CG-O4-12	291.50	291.77	2.85
377	CG-O4-12	291.77	292.05	3.44
378	CG-O4-12	292.05	292.12	4.17
379	CG-O4-12	292.70	292.25	3.62
380	CG-O4-12	292.30	292.49	3.01
381	CG-O4-12	292.69	292.85	3.22
382	CG-O4-12	292.85	293.01	2.79
383	CG-O4-12	293.10	293.26	2.86
384	CG-O4-12	293.26	293.36	3.49
385	CG-O4-12	293.36	293.59	3.17
386	CG-O4-12	293.59	293.88	3.14
387	CG-O4-12	293.88	293.96	3.01
388	CG-O4-12	293.96	294.26	3.03
389	CG-O4-12	294.24	294.48	2.98
390	CG-O4-12	294.48	294.76	3.04
391	CG-O4-12	294.78	295.10	3.04
392	CG-O4-12	295.10	295.45	2.75
393	CG-O4-12	295.48	295.66	2.67
394	CG-O4-12	295.57	295.78	3.07
395	CG-O4-12	295.78	295.96	2.79
396	CG-O4-12	296.06	296.37	2.61
397	CG-O4-12	296.37	296.51	2.91
398	CG-O4-12	296.55	296.75	3.07
399	CG-O4-12	296.80	297.11	2.85
400	CG-O4-12	297.11	297.29	2.80
401	CG-O4-12	297.29	297.50	2.81
402	CG-O4-12	297.50	297.80	2.93
403	CG-O4-12	299.11	299.42	2.73
PROMEDIO	**CG-O4-12**			3.03



5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
404	CG-04-13	317.50	317.52	2.55
405	CG-04-13	319.00	319.40	2.73
406	CG-04-13	321.71	321.88	2.75
407	CG-04-13	321.90	322.05	3.16
408	CG-04-13	322.05	322.14	3.00
408	CG-04-13	322.22	322.47	3.10
409	CG-04-13	322.49	322.62	2.84
410	CG-04-13	322.72	322.91	4.46
411	CG-04-13	322.91	323.04	4.17
412	CG-04-13	323.04	323.20	4.23
413	CG-04-13	323.37	323.63	3.33
414	CG-04-13	323.63	323.80	3.40
415	CG-04-13	323.77	323.95	3.27
416	CG-04-13	323.95	324.08	3.50
417	CG-04-13	324.15	324.37	2.96
418	CG-04-13	324.37	324.56	3.33
419	CG-04-13	324.89	325.06	3.10
420	CG-04-13	325.09	325.31	2.75
421	CG-04-13	325.72	325.99	3.52
422	CG-04-13	326.00	326.23	3.52
423	CG-04-13	326.23	326.47	3.21
424	CG-04-13	326.47	326.61	3.93
425	CG-04-13	326.61	326.88	3.31
426	CG-04-13	326.88	326.06	3.39
427	CG-04-13	327.06	327.31	3.21
428	CG-04-13	327.35	327.46	3.40
429	CG-04-13	327.50	327.61	3.29
430	CG-04-13	327.70	328.00	3.41
431	CG-04-13	328.00	328.30	3.13
432	CG-04-13	328.30	328.46	2.77
433	CG-04-13	328.51	328.66	3.44

434	CG-04-13	328.66	328.78	2.91
435	CG-04-13	328.81	328.97	3.24
SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
436	CG-04-13	328.97	329.12	2.96
437	CG-04-13	329.20	329.41	3.06
438	CG-04-13	329.42	32970	3.51
439	CG-04-13	329.70	329.90	3.38
440	CG-04-13	329.90	330.21	3.62
441	CG-04-13	330.21	330.38	3.66
442	CG-04-13	330.39	330.71	3.47
443	CG-04-13	330.77	330.98	3.48
444	CG-04-13	330.98	331.15	3.32
445	CG-04-13	331.15	331.35	2.82
446	CG-04-13	331.35	331.56	3.21
447	CG-04-13	331.56	331.78	3.10
448	CG-04-13	331.70	331.95	2.87
449	CG-04-13	331.95	332.07	2.93
450	CG-04-13	332.17	332.30	2.92
451	CG-04-13	332.30	332.50	3.36
452	CG-04-13	332.50	332.86	3.21
453	CG-04-13	332.86	333.07	3.22
454	CG-04-13	333.07	333.28	3.27
455	CG-04-13	333.32	333.45	3.92
456	CG-04-13	333.45	333.51	3.44
457	CG-04-13	334.39	334.53	2.73
458	CG-04-13	335.76	335.90	2.94
PROMEDIO	**CG-04-13**			3.30


CAPSTONE GOLD CORP
COZAMIN PROJECT

5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
459	CG-04-15	293.28	293.50	2.95
460	CG-04-15	294.67	294.86	3.05
461	CG-04-15	294.86	294.93	3.25
462	CG-04-15	294.93	295.15	3.59
463	CG-04-15	295.15	295.40	3.27
464	CG-04-15	295.40	295.84	3.21
465	CG-04-15	295.84	296.06	3.11
466	CG-04-15	296.06	296.33	3.47
467	CG-04-15	296.33	296.53	3.14
468	CG-04-15	296.57	297.00	3.21
469	CG-04-15	297.00	297.17	3.30
470	CG-04-15	297.22	297.67	3.76
471	CG-04-15	297.67	297.93	3.24
472	CG-04-15	297.98	298.13	3.14
473	CG-04-15	298.13	298.33	2.98
474	CG-04-15	298.33	298.54	3.03
475	CG-04-15	298.54	298.72	3.12
476	CG-04-15	298.72	298.86	3.18
477	CG-04-15	298.89	299.10	3.11
478	CG-04-15	299.10	299.34	3.20
479	CG-04-15	299.34	299.55	3.06
480	CG-04-15	299.55	299.81	2.77
481	CG-04-15	299.81	300.10	2.95
482	CG-04-15	300.10	300.18	3.53
483	CG-04-15	300.36	300.58	2.86
484	CG-04-15	300.58	300.80	2.58
485	CG-04-15	300.80	300.95	2.99
486	CG-04-15	300.95	301.19	3.41
487	CG-04-15	301.19	301.42	3.18
488	CG-04-15	301.42	301.66	3.02
489	CG-04-15	301.66	301.86	3.40

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
490	CG-04-15	301.86	302.11	3.36
491	CG-04-15	302.20	302.37	3.04
492	CG-04-15	302.37	302.56	3.48
493	CG-04-15	302.56	302.80	3.35
494	CG-04-15	303.35	303.46	2.54
495	CG-04-15	304.22	304.34	2.50
PROMEDIO	**CG-04-15**			3.18


CAPSTONE GOLD CORP
COZAMIN PROJECT

5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
496	CG-04-16	315.91	316.07	2.55
497	CG-04-16	316.71	316.81	2.17
498	CG-04-16	317.49	317.62	3.05
499	CG-04-16	317.70	317.86	2.71
500	CG-04-16	317.97	318.08	3.08
501	CG-04-16	318.06	318.16	2.54
502	CG-04-16	318.20	318.38	3.11
503	CG-04-16	318.40	318.50	2.95
504	CG-04-16	318.80	318.15	2.61
505	CG-04-16	319.00	319.10	2.62
506	CG-04-16	319.10	319.29	2.66
507	CG-04-16	319.44	319.51	3.09
508	CG-04-16	319.61	319.79	2.90
509	CG-04-16	319.81	320.02	2.86
510	CG-04-16	320.42	320.65	2.71
511	CG-04-16	320.81	320.96	2.40
512	CG-04-16	321.18	321.38	3.02
513	CG-04-16	321.60	321.82	2.90
514	CG-04-16	321.82	322.15	2.72
515	CG-04-16	322.70	322.82	2.49
PROMEDIO	**CG-04-16**			2.81


CAPSTONE GOLD CORP
COZAMIN PROJECT

5-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
516	CG-04-17	330.75	330.85	2.76
517	CG-04-17	332.20	332.42	2.70
518	CG-04-17	332.42	332.52	2.80
519	CG-04-17	332.50	332.75	2.65
520	CG-04-17	332.75	333.00	2.66
521	CG-04-17	333.00	333.13	2.43
522	CG-04-17	333.28	333.36	2.57
523	CG-04-17	333.36	333.50	2.57
524	CG-04-17	333.50	333.64	2.83
525	CG-04-17	333.64	333.81	2.99
526	CG-04-17	333.85	333.99	2.94
527	CG-04-17	333.99	334.10	3.13
528	CG-04-17	334.10	334.39	2.95
529	CG-04-17	334.50	334.79	2.75
530	CG-04-17	334.79	334.92	2.49
531	CG-04-17	334.92	335.05	2.49
532	CG-04-17	335.05	335.19	2.52
533	CG-04-17	335.19	335.29	2.77
534	CG-04-17	335.29	335.61	2.47
535	CG-04-17	335.61	335.89	2.65
536	CG-04-17	335.99	336.23	2.68
537	CG-04-17	336.25	336.44	2.52
538	CG-04-17	336.44	336.58	2.84
539	CG-04-17	336.58	336.95	2.57
540	CG-04-17	336.95	337.11	2.73
541	CG-04-17	337.11	337.23	2.70
542	CG-04-17	337.23	337.50	2.79
543	CG-04-17	337.50	337.76	2.76
544	CG-04-17	337.76	337.98	2.69
545	CG-04-17	337.98	338.19	2.74
546	CG-04-17	338.19	338.40	2.51
547	CG-04-17	338.40	338.65	3.03

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
548	CG-04-17	338.65	338.82	2.54
549	CG-04-17	339.00	339.27	3.30
550	CG-04-17	339.27	339.48	2.75
551	CG-04-17	339.48	339.67	2.78
552	CG-04-17	339.67	339.34	2.61
553	CG-04-17	339.88	340.11	2.65
554	CG-04-17	340.11	340.29	2.57
555	CG-04-17	340.37	340.63	3.16
556	CG-04-17	340.67	340.90	2.50
557	CG-04-17	340.92	341.06	2.38
558	CG-04-17	341.17	341.39	2.54
559	CG-04-17	341.39	341.56	2.48
560	CG-04-17	341.78	342.08	2.45
561	CG-04-17	342.14	342.29	2.55
562	CG-04-17	342.36	342.56	2.64
563	CG-04-17	342.74	342.87	2.41
564	CG-04-17	342.87	343.00	2.58
565	CG-04-17	343.14	343.30	2.60
566	CG-04-17	343.30	343.56	2.63
567	CG-04-17	343.58	343.72	2.75
568	CG-04-17	343.72	343.99	2.66
569	CG-04-17	344.08	344.22	2.90
570	CG-04-17	344.33	344.49	2.74
571	CG-04-17	349.49	344.79	2.79
572	CG-04-17	344.79	345.03	3.00
573	CG-04-17	345.03	345.23	3.22
574	CG-04-17	345.28	345.54	3.13
575	CG-04-17	345.54	345.74	3.20
576	CG-04-17	345.74	345.99	2.63
577	CG-04-17	346.05	346.35	2.78
578	CG-04-17	346.40	346.60	2.90
579	CG-04-17	346.60	346.82	2.78
580	CG-04-17	346.82	347.00	2.86
581	CG-04-17	347.14	347.30	2.76
582	CG-04-17	347.48	347.70	2.62
583	CG-04-17	347.70	347.90	2.67
584	CG-04-17	348.00	348.11	2.70
585	CG-04-17	348.11	348.40	2.70
586	CG-04-17	348.40	348.53	2.76
587	CG-04-17	348.53	348.60	2.55
588	CG-04-17	348.60	348.91	2.68

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
589	CG-04-17	349.00	349.28	2.86
590	CG-04-17	349.28	349.56	2.89
591	CG-04-17	349.56	349.77	2.83
592	CG-04-17	349.77	349.97	2.71
593	CG-04-17	350.06	350.36	2.75
594	CG-04-17	350.61	350.80	2.64
595	CG-04-17	350.80	351.03	2.52
596	CG-04-17	351.03	351.41	2.36
597	CG-04-17	351.50	351.73	3.01
598	CG-04-17	351.73	351.95	3.17
599	CG-04-17	351.95	352.09	3.21
600	CG-04-17	352.16	352.37	2.73
601	CG-04-17	352.70	352.97	3.32
602	CG-04-17	352.97	353.24	3.19
603	CG-04-17	353.24	353.67	3.14
604	CG-04-17	353.67	353.95	3.02
605	CG-04-17	353.95	354.20	2.84
606	CG-04-17	354.24	354.59	3.05
607	CG-04-17	354.59	354.90	3.14
608	CG-04-17	354.90	355.19	3.20
609	CG-04-17	355.19	355.31	3.39
610	CG-04-17	355.31	355.69	2.75
611	CG-04-17	356.53	356.67	2.78
PROMEDIO	**CG-04-17**			2.76


CAPSTONE GOLD CORP
COZAMIN PROJECT

18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
612	CG-04-18	342.28	342.43	2.91
613	CG-04-18	343.31	343.48	2.62
614	CG-04-18	344.40	344.67	2.82
615	CG-04-18	344.67	345.05	2.67
616	CG-04-18	345.05	345.17	3.19
617	CG-04-18	345.17	345.37	2.75
618	CG-04-18	345.41	345.57	2.95
619	CG-04-18	345.57	345.79	3.12
620	CG-04-18	345.79	345.96	3.06
621	CG-04-18	345.99	346.30	2.93
622	CG-04-18	346.30	346.60	2.94
623	CG-04-18	346.60	346.90	2.84
624	CG-04-18	346.95	347.27	2.86
625	CG-04-18	347.28	347.60	3.07
626	CG-04-18	347.60	347.77	2.61
627	CG-04-18	347.77	347.85	3.32
628	CG-04-18	347.85	348.25	3.34
629	CG-04-18	348.30	348.52	3.82
630	CG-04-18	348.52	348.70	3.67
631	CG-04-18	348.70	348.83	4.12
632	CG-04-18	348.85	349.00	3.54
633	CG-04-18	349.04	349.30	3.42
634	CG-04-18	349.33	349.63	2.91
635	CG-04-18	349.63	349.83	3.31
636	CG-04-18	349.83	350.10	3.25
637	CG-04-18	350.11	350.28	3.02
638	CG-04-18	350.47	350.67	3.24
639	CG-04-18	350.68	351.11	3.36
640	CG-04-18	351.11	351.31	3.66
641	CG-04-18	351.31	351.66	3.01
642	CG-04-18	351.72	351.88	2.83
643	CG-04-18	351.96	352.30	3.08

644	CG-04-18	352.30	352.57	3.08
SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
645	CG-04-18	352.70	353.00	3.33
646	CG-04-18	353.00	353.32	3.11
647	CG-04-18	353.32	353.69	3.28
648	CG-04-18	353.69	354.00	3.60
649	CG-04-18	354.00	354.26	3.44
650	CG-04-18	354.26	354.58	3.34
651	CG-04-18	354.60	354.98	3.48
652	CG-04-18	355.00	355.32	3.18
653	CG-04-18	355.32	355.43	4.46
654	CG-04-18	355.47	355.80	3.69
655	CG-04-18	355.80	356.10	2.86
656	CG-04-18	356.10	356.30	2.57
657	CG-04-18	356.62	356.83	2.53
658	CG-04-18	356.83	357.11	2.64
659	CG-04-18	357.15	357.39	2.54
660	CG-04-18	357.47	357.74	2.58
661	CG-04-18	357.74	357.93	2.80
662	CG-04-18	357.93	358.08	2.58
663	CG-04-18	358.30	358.50	2.72
664	CG-04-18	358.50	358.84	2.64
665	CG-04-18	358.84	359.06	2.59
666	CG-04-18	359.20	359.42	2.65
667	CG-04-18	359.57	359.74	3.25
668	CG-04-18	359.74	360.11	3.04
669	CG-04-18	360.21	360.46	3.07
670	CG-04-18	360.46	360.74	3.27
671	CG-04-18	360.74	360.95	3.07
672	CG-04-18	360.95	361.10	2.81
673	CG-04-18	361.10	361.40	2.97
674	CG-04-18	362.40	362.57	*2.77
675	CG-04-18	363.06	363.20	*2.64
PROMEDIO	**CG-04-18**	**344.40**	**361.40**	


CAPSTONE GOLD CORP
COZAMIN PROJECT

18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
676	CG-04-19	189.40	189.55	2.48
677	CG-04-19	190.40	190.57	2.78
678	CG-04-19	190.57	190.70	3.14
679	CG-04-19	190.70	190.80	3.09
680	CG-04-19	190.91	191.10	2.57
681	CG-04-19	191.10	191.34	2.73
682	CG-04-19	191.42	191.60	2.66
683	CG-04-19	191.75	191.87	2.92
684	CG-04-19	191.87	192.02	3.41
685	CG-04-19	192.10	192.27	3.82
686	CG-04-19	192.29	192.68	2.99
687	CG-04-19	192.68	192.93	3.40
688	CG-04-19	192.83	193.25	3.06
689	CG-04-19	193.30	193.56	3.28
690	CG-04-19	193.61	193.81	3.13
691	CG-04-19	193.85	194.05	2.84
692	CG-04-19	194.29	194.53	2.84
693	CG-04-19	194.55	194.76	2.68
694	CG-04-19	194.76	195.03	2.63
695	CG-04-19	195.03	195.35	2.91
696	CG-04-19	195.43	195.68	2.65
697	CG-04-19	195.68	196.02	2.71
698	CG-04-19	196.02	196.29	2.99
699	CG-04-19	196.50	196.67	2.55
700	CG-04-19	197.11	197.34	2.67
701	CG-04-19	197.34	197.54	2.72
702	CG-04-19	197.60	197.81	2.83
703	CG-04-19	198.10	198.40	2.81
704	CG-04-19	198.60	198.74	2.88
PROMEDIO	**CG-04-19**			



18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
705	CG-04-20	310.67	310.78	2.58
706	CG-04-20	311.70	311.89	2.76
707	CG-04-20	312.62	312.78	2.66
708	CG-04-20	312.78	312.94	3.23
709	CG-04-20	312.97	313.27	3.10
710	CG-04-20	313.30	313.66	2.61
711	CG-04-20	313.66	313.86	2.68
712	CG-04-20	313.87	314.09	2.87
713	CG-04-20	314.09	314.36	3.20
714	CG-04-20	314.36	314.59	3.95
715	CG-04-20	314.62	314.82	2.76
716	CG-04-20	315.05	315.33	2.57
717	CG-04-20	315.33	315.60	2.49
718	CG-04-20	315.60	315.81	2.75
719	CG-04-20	315.81	316.02	2.83
720	CG-04-20	316.02	316.30	2.96
721	CG-04-20	316.30	316.60	3.04
722	CG-04-20	316.84	317.00	2.50
723	CG-04-20	317.00	317.25	2.78
724	CG-04-20	317.25	317.53	2.67
725	CG-04-20	317.53	317.70	2.90
726	CG-04-20	317.70	317.89	3.24
727	CG-04-20	317.89	318.05	4.56
728	CG-04-20	318.13	318.50	2.97
729	CG-04-20	318.52	318.63	3.45
730	CG-04-20	318.63	318.95	2.64
731	CG-04-20	318.95	319.18	2.98
732	CG-04-20	319.18	319.40	2.80
733	CG-04-20	319.40	319.60	2.96
734	CG-04-20	319.60	319.75	2.77

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
735	CG-04-20	319.75	320.00	2.81
736	CG-04-20	320.00	320.13	3.25
737	CG-04-20	320.13	320.18	3.21
738	CG-04-20	320.38	320.52	3.03
739	CG-04-20	320.51	320.70	3.08
740	CG-04-20	320.70	320.93	2.88
741	CG-04-20	321.49	321.56	2.68
742	CG-04-20	323.09	323.21	2.51
PROMEDIO	**CG-04-20**			


CAPSTONE GOLD CORP
COZAMIN PROJECT

18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
743	CG-04-21	462.52	462.61	2.91
744	CG-04-21	463.41	463.57	2.75
745	CG-04-21	464.55	464.60	3.02
746	CG-04-21	464.93	465.05	3.33
747	CG-04-21	465.05	465.34	2.93
748	CG-04-21	465.34	465.58	2.83
749	CG-04-21	465.66	465.84	2.73
750	CG-04-21	465.84	466.22	3.18
751	CG-04-21	466.25	466.49	2.86
752	CG-04-21	466.49	466.65	2.98
753	CG-04-21	466.65	466.90	2.89
754	CG-04-21	466.90	467.02	3.38
755	CG-04-21	467.02	467.20	3.06
756	CG-04-21	467.20	467.46	3.22
757	CG-04-21	467.46	467.59	3.18
758	CG-04-21	467.63	467.89	2.77
759	CG-04-21	467.89	468.05	2.69
760	CG-04-21	468.05	468.17	3.06
761	CG-04-21	468.25	468.62	2.83
762	CG-04-21	468.62	468.96	2.91
763	CG-04-21	498.96	469.17	3.23
764	CG-04-21	469.19	469.28	2.91
765	CG-04-21	469.61	469.79	2.70
766	CG-04-21	469.79	469.92	2.71
767	CG-04-21	469.92	470.00	2.83
768	CG-04-21	470.17	470.32	2.75
769	CG-04-21	470.37	470.62	3.17
770	CG-04-21	470.90	471.21	2.68
771	CG-04-21	471.20	471.40	2.90
772	CG-04-21	471.42	471.75	3.12

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
773	CG-04-21	471.75	472.05	3.41
774	CG-04-21	472.13	472.53	3.16
775	CG-04-21	472.72	472.86	2.89
776	CG-04-21	473.42	473.50	2.38
777	CG-04-21	473.96	477.11	2.70
778	CG-04-21	477.22	474.75	2.55
779	CG-04-21	474.75	474.96	2.53
780	CG-04-21	475.15	475.24	2.02
781	CG-04-21	475.28	475.38	2.48
782	CG-04-21	475.55	475.74	3.77
783	CG-04-21	475.85	476.00	2.75
784	CG-04-21	476.00	476.32	2.71
785	CG-04-21	476.32	476.58	2.63
786	CG-04-21	476.67	476.78	2.25
787	CG-04-21	478.54	478.66	2.86
788	CG-04-21	480.01	480.11	2.60
PROMEDIO	**CG-04-21**			



18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
789	CG-04-22	449.15	449.30	2.67
790	CG-04-22	449.88	449.99	3.08
791	CG-04-22	450.67	450.97	2.88
792	CG-04-22	451.60	451.90	2.68
793	CG-04-22	451.90	452.02	2.54
794	CG-04-22	452.12	452.24	2.92
795	CG-04-22	453.00	453.17	2.69
PROMEDIO	**CG-04-22**			


CAPSTONE GOLD CORP
COZAMIN PROJECT

18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
796	CG-04-23	132.59	132.75	2.33
797	CG-04-23	134.04	134.16	2.65
798	CG-04-23	134.95	135.12	2.61
799	CG-04-23	135.14	135.32	2.79
800	CG-04-23	135.32	135.72	2.71
801	CG-04-23	136.53	136.66	2.56
802	CG-04-23	137.55	137.65	2.65
PROMEDIO	**CG-04-23**			


CAPSTONE GOLD CORP
COZAMIN PROJECT

18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
803	CG-04-24	416.95	417.32	2.56
804	CG-04-24	417.32	417.54	2.55
805	CG-04-24	417.64	417.91	2.58
806	CG-04-24	418.91	419.07	2.43
807	CG-04-24	419.59	419.73	2.71
PROMEDIO	CG-04-24			


CAPSTONE GOLD CORP
COZAMIN PROJECT

18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD		S.G.
		FROM	TO	
808	CG-04-25	266.48	266.66	2.67
809	CG-04-25	267.80	268.08	2.55
810	CG-04-25	268.10	268.30	2.88
811	CG-04-25	268.35	268.48	2.60
812	CG-04-25	268.53	268.75	3.03
813	CG-04-25	268.75	268.85	2.77
814	CG-04-25	269.18	269.33	2.43
815	CG-04-25	269.97	270.16	2.63
816	CG-04-25	271.38	271.53	2.56
PROMEDIO	**CG-04-25**			



18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
817	CG-04-26	644.98	645.14	2.64
818	CG-04-26	645.95	646.12	2.66
819	CG-04-26	646.82	647.04	2.50
820	CG-04-26	647.14	647.31	2.57
821	CG-04-26	647.34	647.59	2.67
822	CG-04-26	647.59	647.67	2.47
823	CG-04-26	647.66	648.04	2.50
824	CG-04-26	648.10	648.49	2.73
825	CG-04-26	648.55	648.81	2.82
826	CG-04-26	648.86	649.05	2.65
827	CG-04-26	649.05	649.16	2.72
828	CG-04-26	649.49	649.69	2.41
829	CG-04-26	649.70	649.90	2.49
830	CG-04-26	649.90	650.04	2.41
831	CG-04-26	649.81	649.90	2.17
832	CG-04-26	650.04	650.32	2.68
833	CG-04-26	650.32	650.67	2.60
834	CG-04-26	650.80	650.90	2.58
835	CG-04-26	651.40	651.70	3.02
836	CG-04-26	651.74	651.86	2.54
837	CG-04-26	652.23	652.40	2.36
838	CG-04-26	652.40	653.04	NO HAY MUESTRA
839	CG-04-26	653.13	653.33	2.62
840	CG-04-26	654.40	654.52	2.30
841	CG-04-26	655.22	655.30	2.66
PROMEDIO	**CG-04-26**			



18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
842	CG-04-27	583.99	584.15	2.42
843	CG-04-27	584.89	585.04	2.54
844	CG-04-27	585.88	586.01	2.70
845	CG-04-27	586.01	586.31	2.72
846	CG-04-27	586.31	586.61	2.58
847	CG-04-27	586.61	586.74	2.38
848	CG-04-27	586.64	587.04	2.52
849	CG-04-27	587.04	587.34	2.50
850	CG-04-27	587.41	587.53	2.55
851	CG-04-27	587.53	587.70	2.76
852	CG-04-27	587.72	587.91	2.66
853	CG-04-27	587.91	588.04	2.56
854	CG-04-27	588.16	588.31	2.59
855	CG-04-27	588.31	588.50	2.58
856	CG-04-27	588.50	588.60	2.60
857	CG-04-27	588.68	588.77	2.76
858	CG-04-27	588.77	588.93	2.64
859	CG-04-27	589.08	589.24	2.62
860	CG-04-27	589.20	589.36	2.70
861	CG-04-27	590.64	590.79	2.88
862	CG-04-27	591.12	591.35	2.68
863	CG-04-27	591.46	591.69	2.68
864	CG-04-27	591.69	591.88	2.73
865	CG-04-27	591.88	592.05	2.92
866	CG-04-27	592.05	592.27	2.91
867	CG-04-27	592.27	592.42	2.52
868	CG-04-27	592.42	592.64	2.68
869	CG-04-27	592.64	592.84	2.56
870	CG-04-27	592.83	592.95	2.71
871	CG-04-27	592.95	593.14	2.60

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
872	CG-04-27	593.14	593.43	2.69
873	CG-04-27	593.43	593.74	3.10
874	CG-04-27	594.61	594.74	2.61
875	CG-04-27	595.54	595.71	2.57
PROMEDIO	**CG-04-27**			


CAPSTONE GOLD CORP
COZAMIN PROJECT

18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
876	CG-04-28	637.02	637.14	2.50
877	CG-04-28	638.33	638.43	2.46
878	CG-04-28	639.30	639.44	2.30
879	CG-04-28	639.44	639.58	2.48
880	CG-04-28	639.58	639.80	2.95
881	CG-04-28	639.80	640.01	2.79
882	CG-04-28	640.01	640.25	2.81
883	CG-04-28	640.25	640.45	3.38
884	CG-04-28	640.48	640.76	3.34
885	CG-04-28	640.76	641.00	2.67
886	CG-04-28	641.13	641.46	2.49
887	CG-04-28	641.50	641.70	2.64
888	CG-04-28	641.70	641.90	2.61
889	CG-04-28	641.90	642.13	2.85
890	CG-04-28	642.13	642.35	2.75
891	CG-04-28	642.35	642.41	2.88
892	CG-04-28	642.41	642.64	2.84
893	CG-04-28	642.64	642.78	2.92
894	CG-04-28	642.88	643.05	2.62
895	CG-04-28	643.05	643.38	2.74
896	CG-04-28	643.26	643.50	2.90
897	CG-04-28	643.62	643.82	2.76
898	CG-04-28	643.85	644.16	2.99
899	CG-04-28	644.16	644.40	2.93
900	CG-04-28	645.05	645.17	3.25
901	CG-04-28	646.00	646.17	2.61
PROMEDIO	**CG-04-28**			


CAPSTONE GOLD CORP
COZAMIN PROJECT

18-ABRIL-2005

LABORATORIO

DETERMINACIÓN DE PESOS ESPECIFICOS A MUESTRAS DE BARRENOS DE EXPLORACIÓN DEL DEPARTAMENTO DE GEOLOGIA.

SAMPLE NUMBER	HOLE No.	PROFUNDIDAD FROM	TO	S.G.
902	CG-04-29	508.55	508.67	2.70
903	CG-04-29	509.30	509.47	2.80
904	CG-04-29	510.20	510.37	2.89
905	CG-04-29	510.50	510.69	3.05
906	CG-04-29	510.69	510.88	3.00
907	CG-04-29	510.88	511.04	2.70
908	CG-04-29	511.04	511.33	3.13
909	CG-04-29	511.33	511.63	3.06
910	CG-04-29	511.63	511.81	2.97
911	CG-04-29	511.81	512.10	3.16
912	CG-04-29	512.52	512.68	2.90
913	CG-04-29	512.76	513.07	2.95
914	CG-04-29	513.07	513.32	2.68
915	CG-04-29	513.32	513.50	2.58
916	CG-04-29	513.50	513.72	2.72
917	CG-04-29	513.72	513.89	2.56
918	CG-04-29	514.85	514.97	2.51
919	CG-04-29	515.57	515.80	2.54
PROMEDIO	**CG-04-29**			

APPENDIX 4

SEMIVARIOGRAM PLOTS


CO = .100
C1 = .500
C2 = .350
A1 = 80.0
A2 = 150.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - CU - AZ 90 DIP 0


C0 = .100
C1 = .500
C2 = .350
A1 = 20.0
A2 = 80.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - CU - AZ 0 DIP -55


CO = .100
C1 = .500
C2 = .350
A1 = 8.0
A2 = 20.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - CU - AZ 180 DIP -35


CO = .100
C1 = .550
C2 = .250
A1 = 70.0
A2 = 200.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - ZN - AZ 90 DIP 0


C0 = .100
C1 = .550
C2 = .250
A1 = 25.0
A2 = 100.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - ZN - AZ 350 DIP -55


C0 = .100
C1 = .550
C2 = .250
A1 = 8.0
A2 = 20.0
Number of Pairs
Gamma (h) /Mean Squared
2.00
1.60
1.20
.80
.40
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - ZN - AZ 170 DIP -35


C0 = .250
C1 = .400
C2 = .430
A1 = 45.0
A2 = 140.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - PB - AZ 90 DIP 0


CO = .250
C1 = .400
C2 = .430
A1 = 25.0
A2 = 110.0
Number of Pairs
3 85 204 154 505 757 783 887 726 591 689 651 870 834 518 474 370 98 221 386 308 282 255 170 150
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - PB - AZ 340 DIP -55


C0 = .250
C1 = .400
C2 = .430
A1 = 5.0
A2 = 10.0
Number of Pairs
119 156 90 70 82 40 35 156 81 43
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHA VEIN - PB - AZ 150 DIP -35


C0 = .100
C1 = .500
C2 = .300
A1 = 95.0
A2 = 160.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - AZ 90 DIP 0


CO = .100
C1 = .500
C2 = .200
A1 = 35.0
A2 = 70.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - AG - AZ 350 DIP -55


C0 = .100
C1 = .500
C2 = .300
A1 = 8.0
A2 = 30.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - AG - AZ 170 DIP -35


C0 = .200
C1 = .300
C2 = .240
A1 = 25.0
A2 = 50.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - AU - AZ 90 DIP 0


C0 = .200
C1 = .300
C2 = .240
A1 = 25.0
A2 = 60.0
Number of Pairs
17 181 273 452 395 630 549 425 655 613 430 526 647 757 918 105 112 36 106 95 40 59 140 107
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - AU - AZ 0 DIP -55


CO = .200
C1 = .300
C2 = .240
A1 = 8.0
A2 = 30.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MALA NOCHE VEIN - AU - AZ 180 DIP -35

APPENDIX 5

GRADE-TONNAGE TABLES

BASED ON CU CUTOFFS

Mala Noche Vein - Cozamin Project - Measured Resource						
Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff				
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
0.20	1,060,000	1.33	1.09	0.70	63.37	0.07
0.25	1,020,000	1.37	1.10	0.71	65.21	0.07
0.30	980,000	1.42	1.10	0.71	67.09	0.07
0.35	940,000	1.47	1.10	0.72	69.13	0.07
0.40	900,000	1.51	1.10	0.73	70.76	0.07
0.45	880,000	1.54	1.10	0.73	72.07	0.07
0.50	850,000	1.58	1.10	0.73	73.36	0.07
0.55	820,000	1.61	1.10	0.72	74.55	0.07
0.60	790,000	1.65	1.09	0.72	75.74	0.07
0.65	770,000	1.68	1.08	0.71	76.91	0.07
0.70	730,000	1.72	1.07	0.71	78.20	0.07
0.75	700,000	1.77	1.06	0.71	79.55	0.07
0.80	670,000	1.81	1.05	0.72	80.83	0.07
0.85	640,000	1.86	1.05	0.72	82.17	0.07
0.90	610,000	1.91	1.04	0.70	83.34	0.07
0.95	590,000	1.95	1.04	0.70	84.54	0.07
1.00	560,000	2.00	1.03	0.70	85.46	0.07
1.05	540,000	2.04	1.02	0.69	86.60	0.07
1.10	510,000	2.09	1.01	0.68	87.71	0.07
1.15	490,000	2.13	1.01	0.68	88.46	0.07
1.20	470,000	2.17	1.01	0.67	89.17	0.06
1.25	450,000	2.21	1.01	0.66	89.91	0.06
1.30	430,000	2.27	1.00	0.65	90.98	0.06
1.35	410,000	2.31	0.99	0.63	91.76	0.06
1.40	390,000	2.36	0.99	0.63	92.69	0.06

Mala Noche Vein - Cozamin Project - Indicated Resource						
Cu Cutoff	**Tonnes > Cutoff**	**Grades > Cutoff**				
(%)	**(tonnes)**	**Cu (%)**	**Zn (%)**	**Pb (%)**	**Ag (g/t)**	**Au (g/t)**
0.20	5,280,000	1.16	1.17	0.49	50.55	0.06
0.25	5,040,000	1.20	1.15	0.51	52.18	0.06
0.30	4,830,000	1.24	1.14	0.52	53.74	0.06
0.35	4,620,000	1.29	1.13	0.53	55.32	0.06
0.40	4,430,000	1.32	1.13	0.53	56.65	0.06
0.45	4,240,000	1.36	1.13	0.53	57.94	0.06
0.50	4,020,000	1.41	1.12	0.53	59.40	0.06
0.55	3,830,000	1.46	1.12	0.53	60.78	0.06
0.60	3,650,000	1.50	1.11	0.53	62.06	0.06
0.65	3,460,000	1.55	1.10	0.53	63.32	0.06
0.70	3,290,000	1.60	1.09	0.53	64.64	0.06
0.75	3,130,000	1.64	1.09	0.52	65.84	0.06
0.80	2,980,000	1.68	1.08	0.52	66.84	0.05
0.85	2,830,000	1.73	1.07	0.51	67.82	0.05
0.90	2,690,000	1.77	1.06	0.51	68.73	0.05
0.95	2,550,000	1.82	1.06	0.50	69.62	0.05
1.00	2,430,000	1.86	1.05	0.49	70.54	0.05
1.05	2,290,000	1.91	1.05	0.48	71.41	0.05
1.10	2,150,000	1.97	1.05	0.48	72.40	0.05
1.15	2,020,000	2.02	1.04	0.46	72.99	0.05
1.20	1,900,000	2.07	1.03	0.44	73.52	0.05
1.25	1,800,000	2.12	1.02	0.42	73.90	0.04
1.30	1,690,000	2.18	1.01	0.40	74.26	0.04
1.35	1,590,000	2.23	1.00	0.37	74.49	0.04
1.40	1,490,000	2.28	0.99	0.36	75.10	0.04

Mala Noche Vein - Cozamin Project - Inferred Resource						
Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff				
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
0.20	7,280,000	1.13	1.25	0.23	46.17	0.06
0.25	7,130,000	1.15	1.26	0.23	46.70	0.06
0.30	6,860,000	1.19	1.22	0.23	47.73	0.06
0.35	6,570,000	1.22	1.20	0.23	48.74	0.06
0.40	6,400,000	1.25	1.19	0.23	49.30	0.05
0.45	6,200,000	1.27	1.19	0.23	49.85	0.05
0.50	5,970,000	1.30	1.18	0.23	50.70	0.05
0.55	5,800,000	1.33	1.18	0.23	51.25	0.05
0.60	5,600,000	1.35	1.18	0.22	51.98	0.05
0.65	5,380,000	1.38	1.19	0.22	52.86	0.05
0.70	5,210,000	1.40	1.19	0.22	53.30	0.05
0.75	4,960,000	1.44	1.19	0.21	53.83	0.05
0.80	4,660,000	1.48	1.19	0.21	54.39	0.05
0.85	4,390,000	1.52	1.17	0.21	54.99	0.05
0.90	4,100,000	1.57	1.16	0.19	55.65	0.05
0.95	3,790,000	1.62	1.13	0.18	56.27	0.04
1.00	3,550,000	1.67	1.11	0.17	56.99	0.04
1.05	3,250,000	1.72	1.08	0.16	58.11	0.04
1.10	3,020,000	1.77	1.06	0.15	59.00	0.04
1.15	2,860,000	1.81	1.05	0.15	59.74	0.04
1.20	2,710,000	1.85	1.03	0.15	60.37	0.04
1.25	2,590,000	1.87	1.02	0.15	60.92	0.04
1.30	2,430,000	1.92	1.00	0.14	61.21	0.04
1.35	2,240,000	1.97	0.97	0.14	61.73	0.04
1.40	2,140,000	1.99	0.96	0.14	62.33	0.04

Mala Noche Vein - Cozamin Project - Measured Plus Indicated Resource						
Cu Cutoff	Tonnes > Cutoff	Grades > Cutoff				
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
0.20	6,340,000	1.19	1.15	0.53	52.69	0.06
0.25	6,060,000	1.23	1.14	0.54	54.37	0.06
0.30	5,810,000	1.27	1.14	0.55	55.99	0.06
0.35	5,550,000	1.32	1.13	0.56	57.65	0.06
0.40	5,340,000	1.36	1.13	0.56	59.04	0.06
0.45	5,120,000	1.39	1.12	0.56	60.35	0.06
0.50	4,870,000	1.44	1.12	0.57	61.83	0.06
0.55	4,650,000	1.49	1.12	0.57	63.21	0.06
0.60	4,440,000	1.53	1.11	0.56	64.50	0.06
0.65	4,230,000	1.57	1.10	0.56	65.78	0.06
0.70	4,020,000	1.62	1.09	0.56	67.11	0.06
0.75	3,830,000	1.66	1.08	0.56	68.35	0.06
0.80	3,650,000	1.71	1.07	0.55	69.42	0.06
0.85	3,480,000	1.75	1.07	0.55	70.48	0.06
0.90	3,300,000	1.80	1.06	0.54	71.44	0.06
0.95	3,140,000	1.84	1.05	0.54	72.41	0.05
1.00	2,990,000	1.89	1.05	0.53	73.34	0.05
1.05	2,830,000	1.94	1.04	0.52	74.29	0.05
1.10	2,660,000	1.99	1.04	0.52	75.35	0.05
1.15	2,510,000	2.04	1.04	0.51	76.00	0.05
1.20	2,380,000	2.09	1.02	0.48	76.63	0.05
1.25	2,250,000	2.14	1.02	0.47	77.11	0.05
1.30	2,120,000	2.20	1.01	0.45	77.63	0.05
1.35	2,000,000	2.25	1.00	0.42	78.01	0.05
1.40	1,890,000	2.30	0.99	0.41	78.71	0.05

BASED ON ZN CUTOFFS

Mala Noche Vein - Cozamin Project - Measured Resource						
Zn Cutoff	Tonnes > Cutoff	Grades > Cutoff				
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
0.20	1,100,000	1.11	1.20	0.68	57.89	0.09
0.25	1,070,000	1.11	1.23	0.70	58.56	0.09
0.30	1,050,000	1.11	1.25	0.71	59.23	0.09
0.35	1,020,000	1.11	1.28	0.72	59.72	0.09
0.40	970,000	1.10	1.32	0.74	59.85	0.09
0.45	930,000	1.08	1.37	0.75	59.93	0.09
0.50	890,000	1.07	1.41	0.77	60.14	0.09
0.55	840,000	1.07	1.45	0.78	60.35	0.09
0.60	800,000	1.07	1.50	0.79	60.85	0.09
0.65	770,000	1.07	1.54	0.81	61.50	0.09
0.70	730,000	1.08	1.58	0.83	62.47	0.09
0.75	700,000	1.09	1.62	0.84	63.13	0.09
0.80	660,000	1.09	1.67	0.84	63.60	0.09
0.85	620,000	1.10	1.73	0.85	64.06	0.09
0.90	580,000	1.10	1.78	0.87	64.30	0.09
0.95	550,000	1.10	1.83	0.88	64.55	0.09
1.00	510,000	1.11	1.89	0.89	64.97	0.09
1.05	480,000	1.12	1.95	0.90	65.58	0.09
1.10	450,000	1.13	2.01	0.91	65.94	0.09
1.15	420,000	1.14	2.07	0.92	66.83	0.09
1.20	400,000	1.15	2.13	0.93	67.35	0.09
1.25	370,000	1.16	2.19	0.95	67.98	0.08
1.30	350,000	1.17	2.26	0.97	68.05	0.08
1.35	320,000	1.18	2.31	0.97	68.87	0.08
1.40	300,000	1.19	2.38	1.00	69.39	0.08

Mala Noche Vein - Cozamin Project - Indicated Resource						
Zn Cutoff	**Tonnes > Cutoff**	**Grades > Cutoff**				
(%)	**(tonnes)**	**Cu (%)**	**Zn (%)**	**Pb (%)**	**Ag (g/t)**	**Au (g/t)**
0.20	5,220,000	0.99	1.31	0.51	47.93	0.07
0.25	5,100,000	0.98	1.33	0.52	48.25	0.07
0.30	4,970,000	0.98	1.36	0.53	48.67	0.07
0.35	4,830,000	0.97	1.39	0.54	49.01	0.07
0.40	4,670,000	0.96	1.43	0.54	49.26	0.07
0.45	4,500,000	0.96	1.46	0.55	49.60	0.07
0.50	4,340,000	0.95	1.50	0.55	49.80	0.07
0.55	4,180,000	0.95	1.54	0.55	50.07	0.07
0.60	4,010,000	0.95	1.58	0.55	50.12	0.07
0.65	3,820,000	0.95	1.63	0.55	50.17	0.07
0.70	3,630,000	0.94	1.67	0.55	50.10	0.07
0.75	3,460,000	0.93	1.72	0.54	50.00	0.07
0.80	3,290,000	0.92	1.77	0.54	49.84	0.07
0.85	3,140,000	0.92	1.82	0.53	49.72	0.07
0.90	2,990,000	0.91	1.86	0.52	49.55	0.07
0.95	2,860,000	0.91	1.91	0.52	49.26	0.07
1.00	2,730,000	0.90	1.95	0.51	49.07	0.07
1.05	2,590,000	0.91	2.00	0.51	49.20	0.07
1.10	2,480,000	0.91	2.04	0.50	49.13	0.07
1.15	2,350,000	0.91	2.09	0.50	49.08	0.07
1.20	2,230,000	0.91	2.14	0.50	48.93	0.07
1.25	2,110,000	0.91	2.19	0.50	48.77	0.07
1.30	1,990,000	0.91	2.25	0.49	48.70	0.07
1.35	1,890,000	0.92	2.30	0.49	48.74	0.07
1.40	1,790,000	0.92	2.35	0.49	48.67	0.07

Mala Noche Vein - Cozamin Project - Inferred Resource						
Zn Cutoff	Tonnes > Cutoff	Grades > Cutoff				
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
0.20	7,110,000	1.04	1.39	0.24	45.51	0.07
0.25	6,860,000	1.04	1.43	0.25	46.44	0.07
0.30	6,650,000	1.06	1.47	0.26	47.42	0.08
0.35	6,470,000	1.07	1.50	0.26	48.12	0.08
0.40	6,320,000	1.06	1.53	0.27	48.41	0.08
0.45	6,190,000	1.06	1.55	0.27	48.71	0.08
0.50	6,060,000	1.07	1.57	0.27	49.13	0.08
0.55	5,910,000	1.07	1.60	0.27	49.51	0.08
0.60	5,790,000	1.06	1.62	0.27	49.59	0.08
0.65	5,660,000	1.04	1.64	0.27	49.31	0.08
0.70	5,500,000	1.02	1.67	0.27	49.12	0.08
0.75	5,390,000	1.01	1.69	0.27	49.07	0.08
0.80	5,290,000	1.00	1.71	0.27	48.98	0.08
0.85	5,200,000	1.00	1.72	0.27	48.93	0.08
0.90	5,080,000	0.99	1.74	0.28	48.69	0.08
0.95	4,890,000	0.99	1.78	0.28	48.35	0.09
1.00	4,640,000	0.98	1.82	0.28	47.84	0.09
1.05	4,330,000	0.95	1.87	0.29	46.90	0.09
1.10	4,040,000	0.91	1.93	0.30	45.77	0.09
1.15	3,850,000	0.89	1.97	0.30	45.29	0.09
1.20	3,700,000	0.89	2.01	0.30	44.94	0.10
1.25	3,500,000	0.88	2.05	0.29	44.68	0.10
1.30	3,310,000	0.88	2.09	0.29	44.21	0.10
1.35	3,150,000	0.88	2.13	0.28	44.08	0.10
1.40	2,920,000	0.87	2.19	0.28	43.78	0.10

Mala Noche Vein - Cozamin Project - Measured Plus Indicated Resource						
Zn Cutoff	Tonnes > Cutoff	Grades > Cutoff				
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)
0.20	6,320,000	1.01	1.29	0.54	49.67	0.07
0.25	6,180,000	1.00	1.31	0.55	50.04	0.07
0.30	6,020,000	1.00	1.34	0.56	50.51	0.07
0.35	5,850,000	0.99	1.37	0.57	50.88	0.07
0.40	5,640,000	0.99	1.41	0.58	51.09	0.07
0.45	5,430,000	0.98	1.45	0.59	51.36	0.07
0.50	5,220,000	0.97	1.48	0.59	51.55	0.07
0.55	5,020,000	0.97	1.52	0.59	51.80	0.07
0.60	4,810,000	0.97	1.56	0.59	51.91	0.08
0.65	4,590,000	0.97	1.61	0.59	52.06	0.08
0.70	4,360,000	0.96	1.66	0.59	52.17	0.08
0.75	4,160,000	0.96	1.70	0.59	52.20	0.08
0.80	3,950,000	0.95	1.75	0.59	52.13	0.08
0.85	3,750,000	0.95	1.80	0.59	52.07	0.08
0.90	3,570,000	0.94	1.85	0.58	51.95	0.08
0.95	3,400,000	0.94	1.89	0.57	51.71	0.08
1.00	3,240,000	0.93	1.94	0.57	51.58	0.08
1.05	3,070,000	0.94	1.99	0.57	51.75	0.08
1.10	2,930,000	0.94	2.04	0.56	51.71	0.07
1.15	2,770,000	0.94	2.09	0.56	51.76	0.07
1.20	2,630,000	0.94	2.14	0.56	51.71	0.07
1.25	2,480,000	0.95	2.19	0.56	51.62	0.07
1.30	2,330,000	0.95	2.25	0.56	51.56	0.07
1.35	2,210,000	0.96	2.30	0.56	51.70	0.07
1.40	2,090,000	0.96	2.36	0.56	51.67	0.07

BASED ON CU EQUIVALENT CUTOFFS

Mala Noche Vein - Cozamin Project - Measured Resource							
CuEQ Cutoff	Tonnes > Cutoff	Grades > Cutoff					
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %
0.50	1,060,000	1.34	1.17	0.70	64.29	0.08	1.98
1.00	860,000	1.56	1.24	0.79	74.64	0.08	2.28
1.10	810,000	1.62	1.25	0.80	76.93	0.08	2.34
1.20	770,000	1.66	1.27	0.82	78.94	0.08	2.40
1.30	730,000	1.72	1.28	0.83	81.17	0.08	2.47
1.40	690,000	1.76	1.28	0.85	83.08	0.08	2.53
1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60
1.60	600,000	1.90	1.31	0.89	88.04	0.08	2.69
1.70	560,000	1.96	1.32	0.91	90.61	0.07	2.77
1.80	520,000	2.03	1.34	0.93	93.09	0.07	2.85
1.90	480,000	2.09	1.36	0.95	95.31	0.07	2.93
2.00	440,000	2.16	1.36	0.98	97.67	0.07	3.01
2.10	410,000	2.24	1.36	1.00	99.93	0.07	3.10
2.20	370,000	2.32	1.37	1.02	102.57	0.07	3.19
2.30	340,000	2.40	1.38	1.03	105.24	0.07	3.29
2.40	300,000	2.50	1.37	1.05	107.70	0.07	3.40
2.50	270,000	2.60	1.36	1.03	110.22	0.07	3.50
2.60	240,000	2.73	1.34	1.00	112.57	0.06	3.63
2.70	210,000	2.85	1.34	0.97	114.48	0.06	3.74
2.80	190,000	2.97	1.33	0.93	115.25	0.06	3.86
2.90	180,000	3.07	1.32	0.91	116.13	0.05	3.95
3.00	160,000	3.18	1.31	0.89	118.04	0.05	4.06
3.10	150,000	3.28	1.29	0.86	119.95	0.05	4.15
3.20	130,000	3.37	1.27	0.83	121.64	0.05	4.25
3.30	120,000	3.45	1.27	0.78	122.55	0.05	4.32

Mala Noche Vein - Cozamin Project - Indicated Resource							
CuEQ Cutoff	**Tonnes > Cutoff**	**Grades > Cutoff**					
(%)	**(tonnes)**	**Cu (%)**	**Zn (%)**	**Pb (%)**	**Ag (g/t)**	**Au (g/t)**	**CuEQ %**
0.50	5,330,000	1.15	1.25	0.50	50.43	0.06	1.73
1.00	4,080,000	1.38	1.33	0.57	59.70	0.06	2.03
1.10	3,780,000	1.44	1.34	0.59	62.09	0.06	2.10
1.20	3,480,000	1.51	1.36	0.60	64.53	0.06	2.19
1.30	3,220,000	1.58	1.37	0.61	66.74	0.06	2.26
1.40	2,970,000	1.64	1.37	0.62	68.90	0.06	2.34
1.50	2,740,000	1.71	1.38	0.63	70.68	0.06	2.42
1.60	2,520,000	1.78	1.38	0.63	72.39	0.06	2.49
1.70	2,310,000	1.85	1.38	0.64	74.52	0.06	2.57
1.80	2,080,000	1.93	1.38	0.65	76.56	0.05	2.66
1.90	1,900,000	2.01	1.36	0.66	78.26	0.05	2.73
2.00	1,740,000	2.09	1.34	0.65	79.74	0.05	2.81
2.10	1,570,000	2.17	1.33	0.64	80.82	0.05	2.89
2.20	1,400,000	2.27	1.30	0.61	82.07	0.05	2.99
2.30	1,240,000	2.37	1.28	0.58	83.39	0.05	3.08
2.40	1,100,000	2.48	1.24	0.54	84.60	0.04	3.17
2.50	970,000	2.59	1.21	0.50	85.72	0.04	3.27
2.60	880,000	2.68	1.17	0.45	86.36	0.04	3.35
2.70	780,000	2.78	1.14	0.42	87.20	0.04	3.43
2.80	690,000	2.88	1.12	0.40	88.10	0.04	3.52
2.90	630,000	2.96	1.10	0.38	88.82	0.04	3.59
3.00	560,000	3.04	1.09	0.37	89.59	0.04	3.67
3.10	500,000	3.12	1.06	0.36	90.42	0.04	3.74
3.20	440,000	3.21	1.04	0.34	90.87	0.03	3.82
3.30	390,000	3.30	1.00	0.34	92.10	0.03	3.90

Mala Noche Vein - Cozamin Project - Inferred Resource							
CuEQ Cutoff	**Tonnes > Cutoff**	**Grades > Cutoff**					
(%)	**(tonnes)**	**Cu (%)**	**Zn (%)**	**Pb (%)**	**Ag (g/t)**	**Au (g/t)**	**CuEQ %**
0.50	7,530,000	1.11	1.34	0.25	46.28	0.07	1.68
1.00	6,310,000	1.24	1.42	0.26	50.60	0.07	1.84
1.10	5,930,000	1.28	1.43	0.26	52.01	0.07	1.89
1.20	5,490,000	1.34	1.43	0.27	53.82	0.06	1.95
1.30	4,970,000	1.40	1.46	0.28	55.21	0.06	2.03
1.40	4,590,000	1.45	1.46	0.28	56.45	0.06	2.08
1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14
1.60	3,710,000	1.59	1.42	0.26	59.78	0.05	2.22
1.70	3,320,000	1.66	1.40	0.25	61.42	0.05	2.29
1.80	2,900,000	1.74	1.38	0.24	63.38	0.05	2.37
1.90	2,500,000	1.83	1.36	0.23	65.03	0.05	2.45
2.00	2,230,000	1.90	1.33	0.21	66.10	0.04	2.52
2.10	1,910,000	2.00	1.25	0.20	67.21	0.04	2.59
2.20	1,710,000	2.06	1.22	0.19	68.12	0.04	2.65
2.30	1,450,000	2.14	1.20	0.19	69.45	0.03	2.72
2.40	1,080,000	2.26	1.19	0.21	71.53	0.03	2.85
2.50	860,000	2.36	1.15	0.22	74.07	0.03	2.95
2.60	720,000	2.42	1.19	0.24	76.52	0.03	3.03
2.70	590,000	2.51	1.18	0.25	78.13	0.03	3.12
2.80	450,000	2.63	1.14	0.26	80.01	0.03	3.23
2.90	370,000	2.71	1.13	0.28	81.97	0.04	3.32
3.00	300,000	2.79	1.12	0.28	83.59	0.03	3.40
3.10	240,000	2.90	1.10	0.28	84.33	0.04	3.50
3.20	180,000	3.05	1.03	0.24	84.67	0.04	3.63
3.30	140,000	3.14	1.03	0.23	85.51	0.04	3.71

Mala Noche Vein - Cozamin Project - Measured plus Indicated Resource							
CuEQ Cutoff	Tonnes > Cutoff	Grades > Cutoff					
(%)	(tonnes)	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %
0.50	6,390,000	1.18	1.24	0.53	52.73	0.07	1.77
1.00	4,940,000	1.41	1.32	0.61	62.29	0.07	2.07
1.10	4,590,000	1.47	1.33	0.62	64.71	0.07	2.15
1.20	4,260,000	1.54	1.34	0.64	67.14	0.06	2.23
1.30	3,950,000	1.60	1.35	0.65	69.42	0.06	2.30
1.40	3,660,000	1.67	1.35	0.67	71.59	0.06	2.38
1.50	3,390,000	1.73	1.36	0.67	73.48	0.06	2.45
1.60	3,120,000	1.80	1.37	0.68	75.39	0.06	2.53
1.70	2,860,000	1.87	1.37	0.70	77.65	0.06	2.61
1.80	2,600,000	1.95	1.37	0.71	79.84	0.06	2.70
1.90	2,390,000	2.02	1.36	0.72	81.70	0.06	2.77
2.00	2,180,000	2.10	1.35	0.72	83.38	0.06	2.85
2.10	1,980,000	2.18	1.33	0.71	84.75	0.06	2.93
2.20	1,770,000	2.28	1.32	0.70	86.37	0.05	3.03
2.30	1,570,000	2.38	1.30	0.68	88.04	0.05	3.12
2.40	1,400,000	2.49	1.27	0.65	89.59	0.05	3.22
2.50	1,250,000	2.59	1.24	0.62	91.06	0.05	3.32
2.60	1,120,000	2.69	1.21	0.57	92.00	0.05	3.41
2.70	990,000	2.80	1.18	0.54	93.08	0.04	3.50
2.80	890,000	2.90	1.16	0.51	94.01	0.04	3.59
2.90	800,000	2.98	1.15	0.50	94.81	0.04	3.67
3.00	720,000	3.07	1.13	0.48	95.89	0.04	3.75
3.10	640,000	3.16	1.11	0.47	97.09	0.04	3.84
3.20	580,000	3.25	1.09	0.45	97.97	0.04	3.92
3.30	510,000	3.34	1.07	0.45	99.53	0.04	4.00

PETER A. CHRISTOPHER, Ph.D., P.Eng.
Consulting Geologist
3707 West 34th Avenue
Vancouver, BC
Telephone (604) 263-6152

CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX

I, Peter A. Christopher, do hereby consent to the filing, with the regulatory authorities referred to above, of the following technical reports:

> *Technical Report on Initial Resource Estimates (With Exploration Update), Cozamin Project, Zacatecas State, Mexico*, dated October 31, 2005;
>
> *Technical Report on Proposed Exploration, Copala Project, Sinaloa State Mexico*, dated May 31, 2005 (drilling program updated October 1, 2005);
>
> *Technical Report on Proposed Exploration, Claudia Project, Durango State, Mexico*, dated May 27, 2005;
>
> *Technical Report on Proposed Exploration for the Promontorio Property, State of Durango, Mexico*, dated May 28, 2005; and
>
> *Technical Report on Proposed Exploration, Montoros Project, Durango State Mexico*, dated December 4, 2003
> (collectively, the "Technical Reports").

Additionally, I consent to the written disclosure of the Technical Reports and of extracts from or summaries of the Technical Reports in the written disclosure in the Annual Information Form of Capstone Gold Corp., for the fiscal year ended August 31, 2005 (the "AIF").

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Reports or that the written disclosure in the AIF contains any misrepresentations of the information contained in the Technical Reports.

Dated: [illegible], 2005

[signature]
Signature of Qualified Person

[Seal or Stamp of Qualified Person]

Peter A. Christopher, Ph.D., P.Eng.
Print name of Qualified Person

1.0 TITLE PAGE

TECHNICAL REPORT ON PROPOSED EXPLORATION

COZAMIN PROJECT, ZACATECAS STATE, MEXICO
Zacatecas Mining District
(Centered near: 22°47'00"N, 102°34'00"W)

By

Peter A. Christopher, PhD, P.Eng.

PETER CHRISTOPHER & ASSOCIATES INC.
3707 West 34th Avenue

Vancouver, B.C., Canada V6N 2K9

For

CAPSTONE GOLD CORP.

Suite 401 – 750 West Pender St.

Vancouver, B.C., Canada V6C 2T8

December 14, 2004

REVISED AND CORRECTED

OCTOBER 19, 2005

PROFESSIONAL PROVINCE P. A. CHRISTOPHER BRITISH COLUMBIA ENGINEER

2.0 TABLE OF CONTENTS

3.0 SUMMARY

3.1 Property Description

The Cozamin Project (Cozamin), presently covering about 1,000 hectares, located about 3 km NNW of the center of Zacatecas City, Zacatecas State, Mexico, was purchased by Minas Argenta, S.A. de C.V., a subsidiary of Minas Basis, S.A. de C.V. (Basis) for US$ 6,800,000 in 1997. The Cozamin Project then consisted of 921 hectares of mining concessions that cover 5.5 km of the outcropping of the N70-85°W trending and 60-85°NE dipping Mala Noche vein system and a 250TPD flotation mill. Basis acquired additional ground and expanded the flotation mill to 750TPD. The Cozamin Mine, operated by Basis for over a year, was closed in early 1999 due to a sharp drop in metal prices. Drill holes below the current mine workings suggested that width and grades of mineralization increase at depth with further drilling needed to validate previous results and to obtain sufficient inferred resources to justify underground development and resource definition. The Cozamin Project was carried as an exploration project by Basis with little exploration work completed since mine closure. The primary crushing unit was moved off the property but the remainder of the mill kept intact.

In January 2004, Capstone Gold Corp. acquired an option to purchase the Cozamin Project and four other Basis exploration projects in Durango and Sinaloa states, Mexico. The Cozamin Property is presently 100% owned by Basis with Capstone holding an option to earn 90% interest subject to a 1.5% NSR to Basis or 100% interest subject to a 3%NSR if Basis selects not to participate in future production. The writer prepared (Christopher, 2003) a technical report recommending Phase 1 and Phase 2 drill programs and success contingent underground rehabilitation and resource definition. The Phase 1 and Phase 2 drilling programs have been successfully completed and the underground rehabilitation was in progress at the time of the writer's November 11th and 12th, 2004 site inspection.

This report has been prepared at the request of the management of Capstone to provide an independent summary of Capstone's Phase 1 and Phase 2 programs on the Cozamin Project and to propose further exploration to define resources on the main Mala Noche vein structure. This report has been prepared in the form required by NI 43-101 for submittal to the TSX Exchange and the relevant Provincial securities commissions.

The writer is an independent qualified person as defined by National Instrument 43-101 and spent 3 hours examining the geological setting of the Cozamin Project on September 12, 2003, and about 3 hours on a tour of the mill and the easterly extension of the vein system on October 11, 2003. Most of the mines on the main Mala Noche vein system had been allowed to flood. Two check samples, collected by the writer, were obtained from the spiral decline in the Virginias mine. The writer's chip samples contained 1.32% Pb, 4.93% Zn, 1.95 g/t Au and 40.1 g/t Ag for 1.4m chip sample 178705 and 0.56% Pb, 1.39% Zn, 0.36 g/t Au and 39.2 g/t Ag for 4.0m chip sample 178705. On November 11th and 12th, 2004 the writer supervised splitting of the half core remaining from 24 mineralized core intervals. The samples were secured by the writer and delivered to Acme Laboratory in Vancouver for assay and ICP analysis. The writer's results are summarized in Tables

15.1 and 15.2 in the QA/QC section of this report. Most of the writer's samples results have good comparison with Capstone samples from the same intervals.

3.2 Property Location, Infrastructure and Access

The Cozamin Project, consisting of 28 mining and 2 exploration concessions covering 1,000 hectares, is situated in the Zacatecas Mining District, Zacatecas and Morelos Municipalities and centered near coordinates 22°47'00"N latitude and 102°34'00"W longitude in 1:250,000 topographic map sheet Zacatecas (F13-6). The Cozamin mill, in the west-central part of the property, is about 3km NNW of the center of the city of Zacatecas. Unification of the Basis claims to produce a single title is presently in pending approval by the Mexican Mines Department.

The Cozamin Project area and mill have two-wheel drive access via paved roads from the city of Zacatecas to the property boundary where gravel roads in good condition provide access to most of the property. Drill site preparation is easy and water for drilling is pumped from underground workings.

The City of Zacatecas, serviced by paved roads, schools, hospitals, banks, and the Zacatecas State Government, has all the services and support for reactivation of the Cozamin mine. The property has CFE electrical power, enough space for tailings, and a 750 TPD selective flotation mill that requires a primary crusher system. The surface land rights belong to the Ejido Hacienda Nueva and the surface land is rented to Cozamin. An ejido is a local community that has the grazing and farming rights for the land surface. Zacatecas has a mining history that dates from Spanish times and a population of over 100,000 people that provide a knowledgeable workforce for local mines.

3.3 Property Ownership & Terms of Agreement

In January 2004, Capstone Gold Corp. (Capstone) entered into an option agreement with Basis to acquire the Cozamin Project and four other Basis exploration projects. Capstone can earn up to a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (spent). Capstone paid US$ 250,000 and issued 1 million common shares to Basis on the approval date (January 23, 2004) of the Joint Venture by the TSX Venture Exchange (issued), and 1 million shares on the anniversary date of approval for the next two years. Upon Capstone earning its 90% interest, Basis has the option to maintain its 10% interest by participating in production costs or converting their 10% interest to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. Capstone is required to complete a minimum of US$1,000,000 (spent) on exploration of the five properties in the first year and US$10,000,000 on the five exploration projects over the next 5 years. The Cozamin Project area requires land rental and government fee payments on the mining concessions. The 2003 taxes, paid at the end of June and December, totaled about US$ 61,372 and similar amounts are required in 2004 and 2005. Unification of claim titles to provide a single title for the Basis claims is presently pending.

3.4 Property Geology and Mineralization

The Zacatecas Mining District covers a belt of epithermal and mesothermal vein deposits that contain silver, gold and base metals (Cu, Pb, and Zn). The district is in the southern Sierra Madre Occidental Physiographic Province near the boundary with the Mesa Central Physiographic Province in north-central Mexico. The dominant structural features, that localize mineralization, are of Tertiary age and are interpreted by Ponce and Clark (1988) to be related to the development of a volcanic center and also to northerly trending basin –and-range structures. The geologic units of the Zacatecas area include Triassic metamorphic rocks of the Zacatecas Formation and overlying basic volcanic rocks of the Upper Jurassic or Lower Cretaceous Chilitos Formation. The Tertiary consists mainly of a Red Conglomerate unit deposited in Paleocene and/or Eocene times to overlying rhyolitic tuff and intercalated flows that were deposited form Eocene to Oligocene times. Rhyolite bodies cut the Mesozoic and Tertiary units and result in some rhyolitic domes. A minor volume of rhyolite dyke material was intersected during deep drilling of the San Roberto mine and results in minor vein system dilution.

3.5 Exploration Concept

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the moderate sulfidation epithermal to mesothermal type. Mineralization generally occurs in zoned patterns. Regional forces have affected the Zacatecas District resulting in mineralized normal faults striking N60°-85°W. The main structures are the El Bote-Cantera, Panuco, Cantera vein (N60°W), Mala Noche vein (N70°-85°W) and the Veta Grande vein (N60°W) all with historic production dating back to Spanish colonial times. Productive veins also occur in the Los Alamitos and El Orito (N10°E) systems. Drill holes below the current mine workings by previous explorers and by Capstone suggested that width and grades of mineralization, especially copper, increased with depth and further underground drilling is needed to validate previous results and to obtain sufficient indicated resources to justify development.

3.6 Status of Exploration Development and Operations

A number of mines have been operated along the 5.5km trend of the Mala Noche Vein system that is covered by the Cozamin Property. Underground sampling and diamond drilling by Penoles and Basis has been used by Basis to calculate proven, probable, indicated by DDH and potential reserves for the Cozamin property. The writer has revised categories, changed categories and removed totals to comply with NI43-101.

Table 3.1 Historic Basis Indicated and Inferred Resources for Mala Noche Vein.

Category*	Tonnes x 1,000	Grade (g/tonne)		Grade %		
		Ag	Au	Cu	Zn	Pb
Indicated	2,795	85	0.50	0.95	3.16	0.88
Inferred***	3,131	103	0.49	1.41	3.21	0.85

To Conform to NI-43-101, conversions of Basis reserves to indicated and inferred resources were made. Measured resources could not be accurately separated and are reported as indicated resources. The Basis resource figures are not current and should not be relied upon.
* Reported as Reserves but Converted to Resources.
** Basis Proven, Probable and Indicated Reserves were converted to Indicated Resources that require confirmation and upgrading by Capstone. Basis's DDH indicated reserves are shown as indicated resources by the writer. Stage 1 drilling should be used to validate previous drilling and provide additional data to upgrade the resource quality.

Holes drilled by Penoles, Basis and Capstone indicate the grade and width of the mineralized zone increases with depth. Previous drilling and the location of better mineralized shoots within the Mala Noche vein system indicate a zone requiring underground grid drilling for resource definition. Capstone has also contracted geophysical surveys (CSAMT, NSAMT, Magnetic) that outline deep drill targets with massive sulphide potential.

Capstones 2004 Phase 1 and Phase 2 Exploration Programs included:

Phase 1: 2004 exploration program budget US$ 1,000,000 (completed March-September, 2004):

- Mapped trend of 5.5 km Mala Noche Vein System;
- Completed CSAMT (8 line kilometers) and NSAMT (16 line kilometers) with magnetic survey (26 line kilometers) over Mala Noche Vein System;
- Completed Phase 1, 7,500 meter drill program (Holes CG-04-01 to CG-04-19); Capstone news releases)
- Completed an independent review (Hawthorne, 2004) of the existing plant and mill to determine cost of rehabilitation and expansion; (see Sedar and www.capstonegold.com)
- Established a team of 7 mining and exploration professionals based in Zacatecas.

Phase 2: 2004 exploration program budget US$ 2,000,000 (completion estimated near year end):

- Prepare the Cozamin mine/mill for development;
- Dewater underground workings;
- Rehabilitate the San Roberto hoist, headframe and shaft;
- In progress Phase 2 8,000 meter surface drilling program;
- Completion of preliminary metallurgical test by SGS Lakefield (assays pending).

3.7 Conclusions and Recommendations

The writer recommends a 15,000-meter, Phase 3A, underground diamond drill program to grid drill, at 50 meter spacing, areas around significant deep intersections in the San Roberto Mine area. The recommended Phase 3A program is estimated to cost US$4,537,500. Contingent on the success of the Phase 3A program resource definition program, a Phase 3B program of further surface and/or underground drilling, mill rehabilitation and bulk sample testing is estimated to cost US$ 6,000,000. Completion of the estimated US$11,380,500 Phase 3 programs will complete the US$10,000,000 earn in requirement of the Basis Agreement.

3.6 Opinion of Merit

In the writer's opinion, the character of the property is of sufficient merit to justify the recommended Phase 3A program, and the program represents a worthwhile investment by Capstone. The writer believes that the Phase 3A program has high probability of success and that the success contingent Phase 3B program will be warranted.

4.0 INTRODUCTION AND TERMS OF REFERENCE

4.1 Terms of Reference and Purpose

This Technical Report, requested by Capstone Gold Corp. (Capstone), is to propose exploration to further define resources on the Cozamin Copper/Silver/Zinc Property (Cozamin) in Zacatecas State, Mexico. The report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1, and is for supporting documentation to be filed with the relevant securities commissions and the TSX Exchange.

4.2 Source of Information and Data

The majority of the information for this report comes from reports and documents listed under the References and Sources of Information section of this report. Historic data were collected mainly by employees of Basis with some data collected by Consejo de Recursos Minerales (CRM) personnel and drill results from Penoles. The writer believes that competent personnel were used for fieldwork and sampling. Most of the historic analytical results were obtained from Mexican laboratories and reporting of analytical procedures is generally not to NI 43-101 standards.

The writer personally examined the geological setting of the Cozamin Project area and reviewed the geological setting with Basis engineer Carlos Wong, Capstone exploration manager Erme Enriquez and Capstone's consulting geologist Luis Smith. The writer has made several other property examinations in the states of Durango and Zacatecas and participated in tours of the Tayoltita Mine and Basis Mine that provided the writer insights into geological and structural controls of mineralization in the region.

On November 11th and 12th, 2004 the writer visited the Cozamin Project with Hugh Willson, Capstone's VP of Exploration. The purpose of the writer's visit was to update his previous site examination, examine drill core and collect splits of drill core for QA/QC validation.

4.3 Field Involvement of the Qualified Person (Author)

The author of this report spent from 7:00AM to 6:30PM on September 12th`, 2003 traveling from city of Durango to the Cozamin Property and a 3 hour property examination with Basis engineer Carlos Wong. The writer spent from 7:00AM to 6:00PM on October 11th traveling from

Durango with 3 hours spent on the Cozamin property with consultant Luis Smith, Capstone director Peter Kuhn, Capstone geologist Erme Enriquez and Capstone director Jack Marr.

On November 11th and 12th, 2004 the writer reviewed the Cozamin Project with Hugh Willson and consulting geologist Luis Smith before project geologists Juan Otero and Mariano Carrizales assisted the writer in collecting 24 splits from mineralized core intervals for assay at a referee laboratory.

5.0 DISCLAIMER

The writer is required by NI 43-101 to include description of the property title and terms of legal agreements that are presented in the following sections. The writer reviewed property agreements and title documents in order to provide summaries of title and ownership. Property agreements and title documents are legal matters and should be reviewed by Capstone's legal counsel. In Mexico, claim locations are established by a registered Mexican mineral claim surveyor and his plan should be equivalent to a legal survey of the claim area. However, knowing the exact location of a concession does not guarantee clear title.

6.0 PROPERTY DESCRIPTION AND LOCATION (Figures 6.1 & 6.2)

6.1 Property Area (Figures 6.1, 6.2 & 6.3; Table 6.1)

The Cozamin Property, consisting of 28 mining and 2 exploration concessions covering about 1,000 hectares (Table 6.1; Figure 6.3) is situated in the Zacatecas Mining District and centered near coordinates 22°47'00"N latitude and 102°34'00"W longitude in 1:250,000 map sheet Zacatecas F13-6 (Figures 6.1 and 6.2: Table 6.1). 6.2 Property Location (Fig. 6.1, 6.2, & 6.3)

6.2 Property Location (Figures 6.1, 6.2 & 6.3)

The Cozamin Property is situated in the Zacatecas Mining District and centered near coordinates 22°47'00"N latitude and 102°34'00"W longitude in 1:250,000 map sheet Zacatecas F13-6 (Figures 6.1 and 6.2). The Zacatecas district is near the southeastern boundary of the Sierra Madre Occidental Physiographic Province near the boundary with the Mesa Central Physiographic Province in north-central Mexico.

6.3 Description of Claims (Fig. 6.3 & Table 6.1)

The Cozamin Property, consisting of 2 exploration and 28 mining concession, covers about 1000 ha in the Zacatecas mining district, Zacatecas and Vetagrande Municipalities, State of Zacatecas, Mexico. Claim locations are shown on Figure 6.3 with claim data summarized in Table 6.1. Capstone is consolidating title of the Cozamin holding and unification of title is pending.

6.4 Claim Title

The writer has examined documents that suggest 100% ownership of the Cozamin property by Basis, but ownership is a legal matter and a title opinion should be obtained.

6.5 Legal Survey

Mexican mining law requires a mineral claim be established by a registered Mexican Mineral Claim Surveyor. Basis compiled a plan of the Cozamin property concession (Figure 6.2) from the registered surveyor's plots. Monuments, observed in the field, establish claim locations but no attempt was made to check the claim plot shown on Figure 6.2.


Phoenix
Tucson
UNITED STATES
El Paso
Claudia
Promontorio
Montoros
Martha
Cozamin
Zacatecas
Copala
Gulf of Mexico
Mexico City
MEXICO
Pacific Ocean
0 200 400 km

Figure 6.1.Cozamin and Five Other Capstone Projects in the Sierra Madre, Mexico. Numbered Au-Ag Mines and Projects are not Capstone projects, and the Ventanas project has been returned to Luismin.


Zacatecas City
0 2.5 5 km
Tucson
El Paso
USA
Zacatecas State
Pacific Ocean
COZAMIN PROJECT
LOCATION MAP
Mexico City
Guatemala
0 200 400 km

Figure 6.2 Location of the Mala Noche Vein System, Cozamin Property, Zacatecas State, Mexico.


No TITLE NAME OF THE CLAIM
1 202437 San Jacinto Fracc. 1
2 188806 Plateros
3 208838 Plateros dos
4 202644 Sata. Barbara Fracc 1
5 202438 San Jacinto Fracc 2
6 115903 El Pato
7 115451 Zaragoza
8 196151 Adriana
9 203481 Santa Maria de Gpe.
10 182017 Unif. San Carlos
11 211500 San Cayetanito
12 185899 Carlos y Granate
13 193187 Santa Lucia
14 189808 Gabriela II
15 185873 San Genaro
16 202646 Sta. BArbara Fracc 3
17 172671 La Camelia
18 172672 Anexas A La Camelia
19 202645 Sta. Barbara Fracc 2
20 217858 San Bonifacio
21 170998 Unif. El Prodigio
22 180369 El Mordullo
23 172132 Ampl. El Mordullo
24 170309 Codorniz
25 202852 Orlando
26 15559 San Nicolas
27 172155 San Bernabe
28 219630 La Secadora*
•Calim located south of the interest Area, out of this map
EXPLANATION
BACIS CLAIMS (COZAMIN, S.A. DEDE C.V.)
THIRD PARTIES CICLAIMS
60°
VEINS SHOWING THE DIP
FAULT
0
1000 m1000 m
COZAMIN PROJECT
MINING CONCESSIONS

Figure 6.3 Claim Map for Cozamin Property, Zacatecas State, Mexico.

6.6 Location of Mineralization and Workings (Fig. 6.3; 6.4; 6.5)

Cozamin Project covers about 5.5km of the trend of the Mala Noche vein system (Figure 6.1 and 6.2). The Mala Noche vein has been developed and mined by several operators with the mineralized trend consolidated by Penoles before acquisition by Basis. A longitudinal section along the trend of the Mala Noche vein system (Figure 6.6) shows a number of the named workings and mines.

6.7 Terms of Agreements

In January 2004, Capstone Gold Corp. (Capstone) entered into an option agreement with Basis to acquire the Cozamin Project and five other Basis exploration projects. Capstone can earn up to a 90% interest in the projects by paying Basis US$ 250,000 (paid) and 3,000,000 Capstone shares, and incurring US$10,000,000 in exploration and development expenditures over the next

five years, with a minimum year one expenditure of US$1,000,000 (spent). Capstone issued 1 million common shares to Basis on the approval date of the Joint Venture by the TSX Venture Exchange, and 1 million shares on the anniversary date of approval for the next two years. Upon Capstone earning its 90% interest, Basis has the option to maintain its 10% interest by participating in production costs or converting their 10% interest to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. The Cozamin Project area requires land rental and government fee payments on the mining concessions. The 2003 taxes, payable at the end of June and December, total US$ 61,372 and surface rental and other hold fees resulted in charges of US$ 22,616.

6.8 Environmental Liabilities

The writer is not aware of any environmental liabilities related to the Cozamin property, but tailings are present at the Mala Noche mine site and a number of the workings have old dumps. The veins are characteristically low or moderate sulphidation and acid mine waters should not be a serous problem. Limestone is one of the main units found east of the Zacatecas area and material to neutralize mine drainage should not be expensive to obtain. Baseline environmental studies and evaluation of the tailing area are being conducted as part of the recommended Stage 2 program.

6.9 Required Permits

The Cozamin Project area has drilling and exploitation permits. The Mexican mines department should be notified of proposed drill programs and underground development. A baseline monitoring system has been initiated to provide background on water quality from existing, mines, dumps and tailings areas on the property.

Table 6.1. Claim Data Cozamin Property, Zacatecas State, Mexico.

	CLAIM	AREA Ha	CLAIM #	TITLE	DATE OF		MUNICIPALITY ZACATECAS
					ISSUE	EXPIRATION	STATE
	EXPLORATION CLAIMS						
1	LA PROVIDENCIA	60.0000	16233	207359	6/5/98	4/06/2004	VETAGRANDE.
2	LA LIGA	20.1817	25928	217237	7/2/02	7/1/08	ZACATECAS
	EXPLOITATION CLAIMS						
1	(AGRUPAMIENTO) UNIFICACION	54.8612	4491	182017	4/8/88	07/04/2038	VETAGRANDE.
2	ZARAGOZA	43.2848	4109	115451	8/30/50	29/08/2011	VETAGRANDE.
3	UNIFICACION EL PRODIGIO	208.3012	961	170998	8/5/82	04/08/2032	VETAGRANDE.
4	EL PATO	12.8836	4492	115903	10/27/50	26/10/2011	VETAGRANDE.
5	AMPL. DEL MORDULLO	15.4523	4784	172132	9/26/83	25/09/2033	VETAGRANDE.
6	CODORNIZ	90.7417	940	170309	4/14/82	13/04/2032	VETAGRANDE.
7	LA CAMELIA	15.3238	253	172671	6/28/84	27/06/2034	VETAGRANDE.
8	ANEXAS A LA CAMELIA	4.9907	445	172672	6/28/84	27/06/2034	VETAGRANDE.
9	SEGUNDA ANEXA A LA	1.5296	2651	172673	6/28/84	27/06/2034	VETAGRANDE.
10	SAN GENARO	3.8956	1257	185873	12/14/89	13/12/2039	VETAGRANDE.
11	EL MORDULLO	9.5071	3326	180369	3/25/87	24/03/2037	VETAGRANDE.
12	SAN BERNABE	28.4894	4124	172155	9/26/83	25/09/2033	VETAGRANDE
13	SANTA LUCIA	18.7267	407	195187	8/25/92	24/08/2042	VETAGRANDE
14	SANTA MARIA DE GUADALUPE	44.7796	531	203481	8/9/96	08/08/2046	VETAGRANDE.
15	GABRIELA II	18.9438	530	203364	7/19/96	• 18/07/2046	VETAGRANDE.
16	PLATEROS	9.0000	198	188806	11/29/90	28/11/2040	VETAGRANDE.
17	PLATEROS DOS	50.0000	792	208838	12/15/98	14/12/2048	VETAGRANDE.
18	SAN CAYETANITO	31.0053	1001	211500	5/31/00	30/05/2050	VETAGRANDE.
19	SAN BONIFACIO	40.8518	1388	217858	8/27/02	26/08/2052	VETAGRANDE.
20	SANTA BARBARA FRACCION 1	82.9691	1409	218259	10/17/02	16/10/2052	VETAGRANDE.
21	SAN JACINTO FRACCION 1	78.7955	1401	202437	11/24/95	23/11/2001	VETAGRANDE.
22	SAN JACINTO FRACCION 2	17.7846	1402	202438	11/24/95	23/11/2001	VETAGRANDE.
23	SANTA BARBARA FRACCION 2	9.5938	1408	202645	12/8/95	07/12/2001	VETAGRANDE.
24	SANTA BARBARA FRACCION 3	2.2937	1410	202646	12/8/95	07/12/2001	VETAGRANDE.
25	SANTA BARBARA FRACCION 4	0.4585	1407	202628	12/8/95	07/12/2001	VETAGRANDE.
26	SAN NICOLAS	5.3697	1250	200150	7/15/94	14/07/2000	VETAGRANDE.
27	ORLANDO	11.7899	8/1-1425	202852	4/2/96	01/04/2002	VETAGRANDE.
28	LA SECADORA	9.0000	26392	219630	3/26/03	25/03/2009	ZACATECAS

Claims (19; 21-28) with past expiry dates have 50 year exploitation permits pending.


W
E
San Roberto Mine
Virginias Mine
CZM-6
Elevation 2350 m.
CZM-4
CZM-7
Elevation 2250 m.
CZM-3
CZM-1
SR-2
SR-3
CZM-8
CZM-2
SR-5
DDH PEÑOLES
DDH BACIS
DDH PROPOSED
PROVEN RESERVES
PROBABLE RESERVES
PROPOSED MINE WORKINGS
OLD MINE WORKINGS
0 100 200 300 m
SCALE
COZAMIN PROJECT
MALA NOCHE FOOTWALL VEIN

Figure 6.4. Location of Mineralization and Workings on the Cozamin Property, Durango State, Mexico. Blue areas along workings represent areas mined by Cozamin in 1997/98.


W
E
San Rafael Mine
San Roberto Mine
Virginias Mine
2250 masl
2150 masl
San Roberto Mine
EXPLANATION
ANDESITIC TUFF
ANDESITE SHALE
SHALE
PORPHYRY
OLD MINE WORKINGS
DDH DONE BY BACIS
DDH DONE BY PEÑOLES
0 100 200 300 400 500 m.
SCALE
COZAMIN PROJECT
MALA NOCHE VEIN
LONGITUDINAL SECTION WITH GEOLOGY OF THE HANGINGWALL

Figure 6.5 Section Showing Hole-Pierce Points and Projection of Old Workings on Mala Noche Vein.

7.0 ACCESSIBILITY, INFRASTRUCTURE, LOCAL RESOURCES, CLIMATE, AND PHYSIOGRAPHY

7.1 Topography, Elevation and Vegetation

The Cozamin project is located in the Western Sierra Madre Physiographic province (Sierra Madre Occidental Province) near the boundary with the Mesa Central Province (Central Plateau Province). The Zacatecas area is characterized by abrupt north-northwesterly trending mountains with the Sierra Veta Grande to the north and the Sierra de Zacatecas to the south. The city of Zacatecas, the capital of metal rich Zacatecas State, Mexico, is located in a fault line valley that separates the two sierras (Ponce and Clark, 1988). Elevations, in the Zacatecas area, are around 2,400m and local relief is about 200m.

The Zacatecas area is located between forested and sub-tropical regions to the southwest and desert conditions to the northeast The climate in the region is semi-arid with a rainy season from June through September yielding average annual precipitation of about 500 mm. Temperatures rarely exceed 30°C with cooler temperatures in the winter months causing some freezing and occasional light snow. Vegetation consists of natural grasses, mesquite or huizache and crasicaule bushes. Standing bodies of water are dammed as most streams are intermittent. A large part of the state of Zacatecas relies on ground water, and a very wet rainy season in 2003 has helped to replenish the aquifers.

7.2 Access to the Property and Proximity to Population Center(s)

The area can be reached from Durango via paved road. The Cozamin Project area and mill have two-wheel drive access via paved roads from the city of Zacatecas to the property boundary where gravel roads in good condition provide access to most of the property. Drill site preparation is easy and water for drilling is pumped from underground workings.

7.3 Relevant Climate and Length of Operating Season

The climate in the region is semi-arid with maximum temperatures of about 30°C during the summer season and minimum temperatures in the winter season producing freezing conditions and occasional snow. The rainy season extends from June until September. The average annual precipitation is about 500 mm.

7.4 Availability of Surface Rights, Power, Water and Mining Personnel (Figure 7.1)

Basis owns and maintains a 750TPD mill and storage buildings at the Cozamin mine site (Figure 6.1). The buildings are connected to the local power grid. The area has sufficient water for exploration and mining purposes. Local residents of Zacatecas have a strong mining tradition and

provide Cozamin a knowledgeable source of labor. Drilling companies and mining contractors are available in Durango, Zacatecas and Fresnillo and other areas of Mexico.

The surface land rights belong to the Ejido Hacienda Nueva and the surface land is rented to Cozamin. An ejido is a local community that has the grazing and farming rights for the land surface. Capstone is currently negotiating with the Ejido to acquire up to 650 ha in surface rights.

7.5 Potential Areas for Tailings Disposal, Heap Leach Pads and Plant Sites

The writer observed some of the tailings that remain from pervious exploitation of the Mala Noche vein. The tailings are stored in a dammed creek valley near the Cozamin mill, and future use of the area is currently being evaluated by a mining environmentalist as part of the Stage 3A program. Drainage from the tailings area is being monitored to maintain the quality of local water.

8.0 HISTORY

8.1 Prior Ownership and Ownership Changes

In pre-Hispanic times, the area was inhabited by Zacatecan Indians who obtained native silver from the oxidized zone of argentiferous vein deposits in the Zacatecas mining district. In 1546, Juan de Tolosa, guided by a local Indian, arrived in Zacatecas (then Lomas de Bracho) to examine argentiferous occurrences. In March 1548 exploitation started at the Albarrada mine on the Veta Grande system. In June 1548 the San Bernabe mine started on the Mala Noche system and in November 1548 production started at Los Tajos del Panuco. The initial operations worked only oxidized rock for silver and some gold and later the sulfide zones were worked for base and precious metals.

During the Mexican Revolution (1910-1917) mining was essentially halted with flooding and cave-ins limiting access. Foreign companies worked the mines for base metals from 1936 to 1948 but lack of electric-power, labor problems and low metal prices resulted in closure of unprofitable mines. From 1972, CRM worked mines in the El Bote, La Purisima and La Valenciana zones.

A number of old workings occur throughout the project area, but accurate records of early production were not kept. Historic production from the district is estimated by the CRM (1992) for the Zacatecas mining district at 750,000,000 ounces of silver from 20 million tonnes grading over 900 g/t Ag and about 2.5 g/t Au. Lead, zinc and copper have also been recovered but the production and grades were not estimated.

Minera Cozamin was established in 1980 by Penoles to consolidate concession holdings over the Mala Noche structure. Penoles established a 250TPD mill before vending the property for US$6,800,000 to Minera Argenta, a subsidiary of Basis, in 1997. Basis expanded the mill to a 750TPD flotation plant, and processed 250,000 tonnes of ore grading 1.2% Cu, 90 g/t Ag, 0.5 g/t Au, 1.8% Zn and 0.6% Pb. A significant reduction in metal prices occurred in 1997 and 1998 and Basis was forced to close the Cozamin mine.

Capstone obtained an option to acquire the Cozamin property in January 2004. The management of Capstone retained Peter Christopher & Associates Inc. to prepare a technical report on the Cozamin Project. In order to evaluate the project and qualify to prepare a technical report in the form required by NI 43-101, the Cozamin property was examined by the writer on September 12th and October 11th 2003. Subject to the writer examination, a technical report was prepared for submittal to the TSX Venture Exchange. On January 23, 2004, Capstone received regulatory approval for the option agreement dated January 23, 2004, between Capstone, Compania Minera Basis, SA de CV, and Cozamin SA de CV (the "Optionors"). Capstone received the right to acquire an undivided 90% beneficial interest in five advanced stage properties (Cozamin and Promontorio, Montoros, Copala, and Claudia) and one early stage property known as Martha.

8.2 Historical Mineral Resource and Mineral Reserve Estimates

In 1998 sampling of surface and underground workings and surface and underground drilling, was used by Basis to calculate reserves and resources. The Basis estimations were made after purchase of the Cozamin Project and are not current estimates and should not be relied upon. The writer has reported the Basis DDH indicated reserves as indicated resources to conform to classifications recommended in 43-101 and suggested by the CIM. The Basis reserve figures have not been the subject of a recent feasibility study or quality evaluation and the writer is presenting the vendor's historic estimates that are not considered to be current reserves or resources for the Cozamin Project. The writer has summarized and modified the Basis estimates in Table 8.1 as indicated by footnotes.

Table 8,2 Historic Basis Indicated and Inferred Resources for Mala Noche Vein.

Category*	Tonnes x 1,000	Grade (g/tonne)		Grade %		
		Ag	Au	Cu	Zn	Pb
Indicated	2,795	85	0.50	0.95	3.16	0.88
Inferred***	3,131	103	0.49	1.41	3.21	0.85

To Conform to NI-43-101, conversions of Basis reserves to indicated and inferred resources were made. Measured resources could not be accurately separated and are reported as indicated resources. The Basis resource figures are not current and should not be relied upon.
* Reported as Reserves but Converted to Resources.
** Basis Proven, Probable and Indicated Reserves were converted to Indicated Resources that require confirmation and upgrading by Capstone. Basis's DDH indicated reserves are shown as indicated resources by the writer. Stage 1 drilling should be used to validate previous drilling and provide additional data to upgrade the resource quality.

Holes drilled by Penoles and Basis indicate the grade and width of the mineralized zone increases with depth. Previous drilling, the location of historic resources and the location of previously mined ore shoots within the Mala Noche vein system indicate a number of deeper drill targets.

9.0 GEOLOGICAL SETTING

9.1 Regional Geological Setting

The Zacatecas Mining District covers a belt of epithermal and mesothermal vein deposits that contain silver, gold and base metals (Cu, Pb, and Zn). The district is in the southern Sierra Madre Occidental Physiographic Province near the boundary with the Mesa Central Physiographic Province in north-central Mexico. The dominant structural features, that localize mineralization, are of Tertiary age and are interpreted by Ponce and Clark (1988) to be related to the development of a volcanic center and also to northerly trending basin-and-range structures.

The Zacatecas mining district occurs in a structurally complex setting, associated with siliceous subvolcanic and volcanic rocks underlain by sedimentary and metasedimentary rocks. The geologic units of the Zacatecas area include Triassic metamorphic rocks of the Zacatecas Formation and overlying basic volcanic rocks of the Upper Jurassic or Lower Cretaceous Chilitos Formation. The Tertiary consists mainly of a Red Conglomerate unit deposited in Paleocene and/or Eocene times to overlying rhyolitic tuff and intercalated flows that were deposited form Eocene to Ologocine times. Rhyolite bodies cut the Mesozoic and Tertiary units and result in some rhyolitic domes.

9.2 Property Geology (Fig. 9.2)

The property geology of the Cozamin project area has been mapped by a number of Basis consultants (Figure 9.2). The geological setting and stratigraphy has been established by the CRM (1992) with a modified interpretation provided by Ponce and Clark (1988). The presence of a structurally controlled vein system that extends for over 10km is common to both groups. The CRM suggests that the veins are hosted mainly in volcanic rocks of the Chilitos formation and partly in Triassic metasedimentary rocks of the Zacatecas formation with the main vein structures striking N70° to 85°W and dip 64° to 75°NE. The mineralized fault structures are concentric to and north of the Zacatecas caldera. Ponce and Clark call the oldest rocks in the Zacatecas area the Triassic Pimienta metasediments. They refer to the Chilitos Formation as the Zacatecas greenstones and suggest that the greenstone unit is part of a microdiorite body that was emplaced during a second metamorphic event. The greenstone unit of Ponce and Clark (1988) is the host rock for the Mala Noche, Veta Grande, Panuco and La Plamosa vein systems with the Cantera fault and vein system forming part of the southern boundary of the unit (Figure 9.1). The main units differentiated by the CRM (1992) are discussed below:

Zacatecas Formation

The Zacatecas Formation represents the oldest rocks in the district and appears to be equivalent to the Pimienta Metasediments of Ponce and Clark (1988). The Zacatecas formation, a marine Upper Triassic unit, consists of sericite schists, phyllites, slates, quartzites, metasandstone, flint, metaconglomerate and recrystallized limestone. The unit hosts the El Bote and Pimienta vein systems to the west of the City of Zacatecas.

Chilitos Formation

The Upper Jurassic to Lower Cretaceous Chilitos Formation is composed of andesictic to basaltic volcanic rocks with pillow structures and some limestone lenses. The units are referred to as greenstone of the Zacatecas area and as the Zacatecas Microdiorite by Ponce and Clark (1988).

Zacatecas Red Conglomerate

The red conglomerate is probably of Early Tertiary (Paleocene-Eocene) age and contains fragments of Chilitos and Zacatecas formation rocks. The unit is deposited south of the La Cantera fault in the structural zone occupied by the City of Zacatecas.

Tertiary Volvanic and Volcaniclastic Rocks

Tertiary volcanic rocks are generally associated with and south of the Zacatecas caldera. They are described by the CRM as rhyolitic tuffs with flow intercalations of rhyolite composition that were extruded during the Oligocene to Eocene. Eight units were described by Ponce and Clark (1988) and are shown on Figure 9.1. The CRM (1992) described the eight volcanic units as rhyolite tuff with flow intercalations of rhyolitic composition that originated during the Oligocene to Eocene time. The rhyolitic rocks are reported to have moderate to high silica content and high potassium content.

A very small area of epiclastic deposits (Ted) occur in a road cut near the Bufa flow dome and small areas of chemical sediments (Tcs) are present in the western flank of the Zacatecas caldera (Ponce and Clark, 1988).

Rhyolitic Subvolcanic Bodies

Ponce and Clark (1988) suggest that subvolcanic intrusive phases include silicic subvolcanic bodies, lava-flow domes, intrusive tuffs, ignimbrite bodies, pipes and autoclastic breccias. The rhyolitic subvolcanic bodies, generally as dikes and subvolcanic bodies are structurally controlled by radial or concentric faults and fractures of the caldera structure. The sub-volcanic rhyolitic bodies are concentrated in the central part of the Zacatecas district in a NW-SE trending zone.


TAILINGS DAM
DUMPS
SAN ROBERTO SHAFT
MILL SITE
EXPLANATION
ANSEDITE
ANDESITIC TUFF
BASALTIC ANDESITE SILTSTONES-HORNFELS-SHALES ANDESITE
PORPHYRY RHYOLITE
ARGILLIC ALTERATION
UNDERGROUND MINE WORKINGS
CZM-2
DIAMOND DRILL HOLE
VEIN
0 100 200 300 400 500 m.
SCALE
COZAMIN PROJECT
MALA NOCHE VEIN
GEOLOGIC MAP

9.2 Property and Local Geology of the Cozamin Property The Section Projection Line is Shown Crossing the Grid and San Roberto Shaft is Reference Point. (Prepared for the writer by Enriquez, 2003).

9.3 Structural Geology

The main structural features of the Zacatecas district are of Cenozoic age and are related to the Zacatecas Caldera, and with a tensional phase that resulted in basin-and-range structures. A deeply eroded caldera is evidenced by concentric and radial fracture systems, a ring fracture zone, thick ash-flow tuffs, a lava dome, collapse features and a resurgent dome (Ponce and Clark, 1988). The volcanic center is spatially and structurally related to three vein types: 1.) The main veins are Ag, Pb, Zn, Cu, Au system in concentric and tangential faults and fractures that cut pre-caldera rocks, 2.) Au-Ag(Se) system in radial fractures that cut caldera-fill rocks, and 3.) Fluorite veins parallel to the outer caldera margin and also in caldera-fill rocks.

10.0 DEPOSIT TYPES

10.1 Mineral Deposit Type/Model for the Property (Fig. 10.1)

Three vein types are recognized: 1.) Ag (Pb, Zn, Cu, Au), in concentrically and peripherally oriented around the Zacatecas caldera, are the most extensive and economically significant, 2.)Au-Ag (Se) veins are oriented radially with respect to the Zacatecas caldera, and 3) main fluorite vein is situated in the eastern rim zone of the Zacatecas caldera. The Mala Noche vein, a type 1 vein, outcrops for more than 5.5km strikes N70°-80°W and dips 70°-80°NE. Other type 1 veins, and main structures are the El Bote-Cantera, Panuco, Cantera vein (N60°W), and the Veta Grande vein (N60°W) all with historic production dating back to Spanish colonial times. Productive veins also occur in the Los Alamitos and El Orito (N10°E) systems.

The vertical productive interval for type 1 veins is 200 to 400m. The Mala Noche vein increases to higher copper and precious metal values at depth. The vein deposits are structurally controlled with type 1 veins generally found at junctions of vein branches and at strike inflections within the veins. Careful evaluation of surface and underground workings defined the most prospective zones and priority drill targets. The location of previous mined areas and historic resources provide valuable guides for selecting high potential, deeper areas of the vein system. The stage one and two exploration has supported wider and higher grade mineralization at depth and provided justification for underground rehabilitation, sampling and drilling for resource definition and possible mill rehabilitation and expansion.


W
E
San Rafael Mine
San Roberto Mine
Virginias Mine
CZM-4
CZM-3
SR-2
SR-3
CZM-8
CZM-2
SR-5
2250 masl
2150 masl
2050 masl
1950 masl
EXPLANATION
ANDESITIC TUFF
ANDESITE SHALE
SHALE
PORPHYRY
OLD MINE WORKINGS
DDH DONE BY BACIS
DDH DONE BY PEÑOLES
0 100 200 300 400 500 m.
SCALE
COZAMIN PROJECT
MALA NOCHE WEIN
LONGITUDINAL SECTION WITH GEOLOGY OF THE FOOTWALL

Figure 9.3. Longitudinal Section along Mala Noche Vein Showing Drill Holes Below Mine Levels, Zacatecas State Mexico (Prepared for the writer by Enriquez, 2003).

10.2 Geological Concept Used For Exploration of the Property

The Cozamin property had a very transparent exploration concept with previously mined mineralization located above holes that indicate significant increase in copper and precious metal grades in a vein that appears to be getting wider at depth. Previous workers suggest the better mineralization and ore shoots occur at intersections of vein branches and flexures or dilatation zones along the vein. The location of old working and historic resources were combined with compilation of the geology to select specific deep drill sites. Drilling to date has validated previous exploration and shown mineralization to continue at depth. The system mineralogy and characteristics change with the vein structure appearing to be more mesothermal in character. An increase in the pyrrhotite content may be suggesting proximity to a granitic intrusive but holes completed have only encountered narrow rhyolite dikes. The ryholite dikes are weakly mineralized and dilute grades when they cut massive sulphide zones.

11.0 MINERALIZATION

11.1 Mineralized Zones Encountered on the Property

The Cozamin project area covers about a 5.5km trend of the Mala Noche Ag (Pb, Zn, Cu, Au) vein system. Other productive vein systems of this type in the Zacatecas district are the Panuco, Veta Grande, Cantera, El Bote and San Rafael. The principal ore minerals are galena, sphalerite, chalcopyrite and pyrite with silver reported to occur as acanthoite, silver sulfantimonides, argentiferous tetrahedrite (freibergite), native silver and lesser freieslebendite. The Au/Ag ratio varies from 1:80 to 1:250. The main gangue minerals are quartz, chlorite and calcite with rhodochrosite, barite and gypsum also reported. The Mala Noche vein system dips to the north and strikes from east-west to WNW with an inflection point in the San Roberto Mine area. West of the San Roberto, the Mala Noche vein strikes about east-west and east of the San Roberto, the Mala Noche vein strikes WNW.

12.0 EXPLORATION BY THE ISSUER

Recent exploration on the Cozamin property, conducted by Capstone started with engineering examinations by Capstone directors Peter Kuhn, P.Eng. and Jack Marr, P.Geo. Site examinations were conducted by the writer on September 12th and October 11th 2003 and on November 11th and 12th, 2004. The writer collected two rock chip samples from the Virginias mine decline during the September 12th, 2003 examination and 24 splits of half core remaining from mineralized section of 2004 drill holes. The writer's samples were submitted to Acme Laboratories in Vancouver for copper, lead, zinc, gold, and silver assays and ICP analyses. The stage 1 drilling program was started in March 2004 under the supervision of professional geologist Hugh Willson, Capstone's VP of Exploration. The issuer was unable to conduct a more extensive underground sampling program because most of the mineralized underground workings are flooded.

Capstone's 2004 Phase 1 (completed) and Phase 2 (in progress) included:

Phase 1: 2004 exploration program budget US$ 1,000,000 (completed March-September, 2004):

- Mapped trend of 5.5 km Mala Noche Vein System;
- Completed CSAMT (8 line kilometers) and NSAMT (16 line kilometers) with magnetic survey (26 line kilometers) over Mala Noche Vein System;
- Completed Phase 1, 7,484.44 meter drill program (Holes CG-04-01 to CG-04-19) that mainly tested at the 1250 meter level below old workings in the San Roberto Mine; 350 – 450m below surface.
- Completed an independent review (Hawthorne, 2004) of the existing plant and mill to determine cost of rehabilitation and expansion; (filed on SEDAR and www.capstonegold.com)
- Establish a team of 7 mining and exploration professionals based in Zacatecas.

Phase 2: 2004 exploration program budget US$ 2,000,000 (completion estimated near year end):

- Prepare the Cozamin mine/mill for development;
- Dewater underground workings;
- Rehabilitate the San Roberto hoist, headframe and shaft;
- In progress Phase 2 8,000 meter surface drilling program;
- Completion of preliminary metallurgical test by SGS Lakefield (assays pending).
- Further evaluation of geophysical results is presently being conducted to better define priority drill targets.

13.0 DRILLING (Fig. 9.3 & 21.1; Table 13.1 & 13.2

13.1 Previous Drill Results

Drilling conducted by Penoles and Basis was mainly directed at locating and expanding mineable reserves to feed the Cozamin mill. Several exploration holes, completed by Basis and Penoles below the developed levels of the mine, influence the location of 2004 holes. The results of the historic deeper holes are summarized in Table 13.1. Deeper holes are located on Figure 9.3 with significant results from the drill holes summarized in Table 13.1. Capstone's initial drilling was conducted from surface to avoid dewatering of the underground. Additional drilling (Figure 21.1) will provide information necessary to decide if development of lower levels of the Cozamin mine is warranted.

13.2 Capstone 2004 Drilling

In 2004 Capstone completed 7,484.44 meters in 19 diamond drill holes (CG-04-1 to CG-04-19). The drilling was conducted by starting with HQ and reducing to NQ core and employed a Longyear 38 drill contracted from Britton Brothers. The Phase 1 drilling results has been obtained and released in news releases by Capstone. The Phase 1drilling was started in April 2004 and was successfully completed in September 2004. An 8,000 meter Phase 2 diamond drilling program

started in October 2004 with a Longyear 44 drill contracted from Britton Brothers to drill deeper holes. A total of 31 holes have been completed but results have only been released from Phase 2 hole CG-04-20 because of slow return of assay results from laboratories. The Phase 2-8,000 meter, 33 hole, drilling program should be completed near the end of 2004.

Table 13.1 Summaries of Previous Drill Holes That Influence Deeper Drilling of Mala Noche System.

Hole #	Length METERS	Intersection	Cu%	Pb%	Zn%	G/t	
						Au	Ag
DIAMOND DRILL HOLES DONE BY COZAMIN BEFORE BASIS							
CZM-#1	229.50	4.2m				0.26	
CZM-#2	389.45	3.1m	2.9	1.13	4.48	0.20	53
CZM-#3	331.37	5.4M	2.47	0.53	2.32	0.25	123
CZM-#4	210.45	NA	0.48	0.17	9.56	0.10	21
CZM-#6	200.00	8.02M	3.32	1.36	2.57	NA	NA
CZM-#8	359.65		1.34	0.03	0.67		27.6
DIAMOND DRILL HOLES BY PENOLES							
SR-1	231.6	1.1M	2.54	0.16	0.02	0.17	20
SR-2	330.84	14.2	1.4	NA	1.29	0.40	118
SR-3	257.12	14.75	1.49	0.22	0.39	0.40	109
SR-4	251.16	3.5	0.48	0.17	9.56	0.01	21
SR-5	420.2		3.37	0.08	0.25	0.40	103

NA= NOT AVAILABLE; CZM-3 SAME AS ZC-92; CZM-1 SAME AS BDD 67

Table 13.2. Significant Capstone 2004 drill results for holes 1 to 20 with assays pending for subsequent holes (results compiled by Capstone and checked by the writer).

COZAMIN DRILL RESULTS

NQ Core: Hole #	From (m)	To (m)	Intersection True Width (m)	Cu%	Zn%	Ag g/t
CG-04-01	287.5	296.0	3.2	1.9	2.9	126.6
CG-04-02	306.8	312.0	4.2	2.9	0.7	129.1
CG-04-03	326.2	341.4	14.9	4.4	0.3	99.6
CG-04-04	340.0	349.8	7.2	2.1	2.6	40.9
Includes	346.8	349.0	2.1	3.4	4.1	67.3
CG-04-05	351.0	356.8	5.5	1.1	0.9	62.9
Includes	353.9	356.3	2.4	2.5	1.6	135.3
CG-04-06	417.4	426.3	6.9	1.5	0.2	62.2
Includes	417.0	419.3	1.8	2.9	1.2	185.4
CG-04-07	377.0	380.0	2.7	0.9	13.9	82.1
Includes	377.0	379.0	1.8	1.2	10.5	119.1
CG-04-08	336.8	340.0	2.8	1.6	1.6	97.8
CG-04-10	483.3	496.2	9.0	2.5	1.9	107.6
Includes	488.1	495.2	5.0	3.4	2.1	148.1
CG-04-11	367.6	373.9	5.6	2.5	2.6	126.1
Includes	396.7	372.0	2.0	4.3	2.4	258.8
CG-04-12	291.5	296.8	4.0	2.9	0.9	115.9
Includes	291.5	295.0	2.7	3.7	1.2	153.6
CG-04-13	321.8	333.5	8.9	1.4	1.6	134.0
Includes	330.4	333.5	2.4	1.8	1.4	279.1
CG-04-15	294.9	302.9	6.0	4.9	0.2	75.5
Includes	296.6	299.1	1.9	8.7	0.8	133.6
CG-04-16	317.4	321.9	3.9	1.5	0.5	62.2
CG-04-18	344.4	361.4	14.1	3.9	0.4	82.2
Includes	347.2	354.9	6.4	7.0	0.4	145.6
CG-04-19	190.4	198.3	6.0	1.6	2.2	58.2
Includes	191.8	194.1	1.7	4.4	0.5	106.0
CG-04-20	312.7	321.0	6.8	1.4	4.8	100.3
Includes	317.6	320.7	2.6	1.9	2.7	138.7
Weighted Average			**6.6**	**2.6**	**1.4**	**91.3**

*** Holes CG-04-09, CG-04-14 and CG-04-17 were anomalous but did not encounter any significant mineralization**

Figure 13.1 Plan of Capstone's 2004 Drill Hole Collars.


746500 E
747500 E
2,525500 N
San Roberto Shaft 1
LEVEL 8

Figure 13.2 Pierce points for Capstone's 2004 Phase 1 Drilling below San Roberto Mine



14.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

14.1 Sampling Personnel and Security

Cozamin drill data was mainly from samples collected by Penoles and Basis personnel and consultants. The writer has met a number of personnel that have worked for Basis and/or Penoles and found them to be capable professional geologists and engineers. The writer has no reason to doubt the Basis and Penoles results, but reporting and description of sampling methods were not conducted to standards recommended by NI 43-101. The writer advises Capstone to follow the NI 43-101 guideline and provide them to their Mexican personnel. The writer reviewed Capstone's procedures on November 11th and 12th, 2004 and believes that Capstone's procedures meet the CIM best practices standards.

14.2 Sample Preparation and Analytical Procedures

Historic reports on the Cozamin project contain little discussion of analytical procedures or laboratories. Assay sheets indicate that Cozamin analyses were completed by Basis, Penoles and contract laboratories. The writer feels that some blind samples should be used for all samples prepared for analyses. The writer recommended (Christopher, 2003) that sampling conducted by Capstone follow recommended standards as outline by CIM best practices.

The writer's samples in 2003 and November 2004 were secured in his luggage and personally delivered to Acme Laboratories in Vancouver for analyses by 30-element ICP-ES, assays for Cu, Pb, Zn and Ag by Group 7AR with 1.000 gram sample digested and analyzed by ICP-ES and gold by fire assay of one assay ton. Capstone has initiated a comparison of laboratories to determine a suitable Mexican preparation facility, but conducts analyses in Vancouver at Chemex and at BSI in Reno, Nevada. Capstone participated in an audit of Reno and Elko Laboratories in Nevada, USA by Smee & Associates Consulting Ltd. (Smee, 2004). Mineralized intervals from the initial drill holes were prepared at BSI Inspectorate in Durango and reject pulps for the entire interval sent to Chemex for referee analysis. Recently mineralized intervals have been sent to Chemex Laboratory in Guadalahara for preparation and splits for all samples sent to BSI for referee analysis.

15.0 DATA VERIFICATION

15.1 Quality Control and Data Verification

The writer conducted a site visit to the Cozamin Property on November 11th and 12th, 2004 to review core handling procedures and to collect independent samples for verification at a referee laboratory. The writer selected and supervised the splitting of 24 previously assayed intervals and secured the samples and delivered the samples to Acme Analytical Laboratories Ltd. in Vancouver. Capstone presently has every sample prepared by Chemex in Guadalahara and check assayed by BSI Inspectorate in Reno, Nevada.

15.2 Verification of Sampling and Analytical Data by Author (Table 15.1 & 15.2)

The writer toured the Cozamin property with Basis mining engineer Carlos Wong on September 12th 2003 and collected two samples from the Virginias decline. The samples were well mineralized and support the presence of significant grades but the Virginias mine area values are mainly in lead and zinc (Table 15.1) and not typical of the higher copper grade encountered during deeper drilling of the Mala Noche system. Mine workings that developed the Mala Noche vein have been allowed to flood and underground sample sites were not accessible.

The 24 core intervals selected by the writer (Table 15.2) were from well mineralized sections that had not been split for metallurgical study by SGS Lakefield. The writer supervised diamond saw splitting of the remaining ½ core from sections of holes CG-04-02, CG-04-05, CG-04-06, CG-04-26, and CG04-27. Samples 178571, 178573 and 178574 require laboratory and field checking of remaining core. The Capstone results for 178571 are not in agreement with visual logs and the writer's samples 178573 and 178574 are not in agreement with visual logs. If the core box was reversed the samples may not have been properly repeated. The writer has asked Acme to confirm analytical results for these samples and the field personnel have been asked to check remaining material in the intervals. The writer's samples validate the significant intervals obtained by Capstone and provide support for the justification of Phase 3A grid drilling. A rerun of reject by Acme from sample 178662 gave much higher results of 5.41%Cu, 2.70% Pb, 692 g/t Ag and 0.20 g/t Au. A rerun of the same material analyzed for sample 178662 gave 4.69%Cu, 1.71%Pb, 1.85%Zn, 589 g/t Ag and 0.17 g/t Au with for copper, lead, zinc and silver within 1%. The reject reruns suggest to the writer that pulverized material needs to be carefully blended before selecting the scoop for analysis. The laboratory precision on selection appears to be excellent but accuracy may have been compromised in the sample selection procedure. Capstone is considering establishing a preparation facility at the mine and should carefully monitor blending to obtain representative material for submittal to laboratories.

Table 15.1 Writer's 2003 Check Samples from Virginias Mine Ramp, Cozamin Property.

Sample	Type	Width	Location	Pb%	Zn%	Au G/t	Ag G/t	Comments
178705	chip	1.4m	Virginias Mine	1.32	4.93	1.95	40.	At switch in decline 0.174% Cu
178706	chip	4.0m	Virginias Mine	0.56	1.39	0.36	39.2	20m along decline from 706: 0.154% Cu

Table 15.2 .Writer's 2004 Check Samples from Capstone Drill Core.

Sample	Hole/ CG#	Interval	Cu%	Zn%	Au g/t	Ag g/t	Cu%	Ag g/t	Comments
							Capstone		
178551	CG26/ 2940	647.00-647.50	2.30	0.07	0.02	39	3.23	52.2	>100ppm W
178552	"/ 2941	647,50-648.00	2.11	0.07	0.02	33	2.06	29.5	
178553	"/ 2942	648.00-648.60	3.65	0.10	0.03	58	2.60	39.6	
178554	"/ 2943	648.60-649.05	6.56	0.20	0.04	93	4.92	66.7	
178555	CG27/ 3019	585.80-586.10	3.45	0.26	0.05	73	*	*	
178556	"/ 3020	586.10-586.40	3.04	0.27	0.02	69	*	*	>100ppm W
178557	"/ 3021	586.40-586.74	1.03	0.07	0.01	24	*	*	
178558	"/ 3044	593.44-593.74	4.61	17.87	0.07	160	*	*	
178559	CG05/ 1366	354.20-354.50	2.90	1.93	0.17	251	2.51	184	
178560	"/ 1367	354.50-354.75	3.39	0.18	0.16	176	4.70	171	
178561	"/ 1368	354.75-355.00	2.84	0.13	0.30	114	2.79	132	
178562	"/ 1369	355.00-355.30	4.67	1.84	0.19	583	4.90	200	
178563	"/ 1370	355.30-355.60	1.97	4.92	0.15	160	1.35	91	
178564	CG02/ 1171	311.25-311.55	2.21	1.06	0.04	161	2.45	203.4	
178565	"/ 1172	311.55-311.95	0.21	2.38	0.03	79	0.20	103	
178566	"/ 1162	308.65-309.0	5.41	1.46	0.12	252	6.05	219.2	
178567	"/ 1155	306.60-306.80	0.15	0.04	0.04	6	0.25	9.2	
178568	"/ 1156	306.80-307.05	4.22	0.12	0.72	160	4.80	219.4	
178569	"/ 1157	307.05-307.35	6.54	0.21	0.07	154	5.70	160	
178570	"/	307.35-	5.12	0.16	0.31	183	7.25	220.3	

	1158	307.85							
178571	CG06/ 1420	417.80- 418.20	4.18	1.18	0.29	282	0.67	440	>100ppm W; lab check required.
178572	"/ 1421	418.20- 418.60	6.01	2.05	0.35	407	4.09	231	>100ppm W
178573	"/ 1422	418.60- 419.00	0.63	1.30	0.35	63	4.16	120	Sample requires check by lab and at site.
178574	"/ 1423	419.00- 419.30	0.50 7	2.88	0.10	37	8.60	144	Sample requires check by lab and at site.

16.0 ADJACENT PROPERTIES`

16.1 Relevant Data on Adjacent Properties

The Mala Noche vein is one of several main veins that have been exploited since pre-colonial times in the Zacatecas area. The Bote vein has recently been in production but production on the Veta Grande, Panuco, Mala Noche, Cantera and San Rafael veins varied with silver and base metal prices. The average ore grades for the Zacatecas district are reported to be 1.5 g/t Au, 120 g/t Ag, 3% Pb, 5.1% Zn and 0.16% Cu with total silver production to the end of 1987 estimated to be about 750,000,000 ounces (Ponce and Clark, 1988).

17.0 MINERAL PROCESSING AND METALLURGICAL TESTING

17.1 Mineral Processing and Metallurgical Testing

Basis commissioned several reports on the mill and recovery from the Cozamin Project. A 750 TPD flotation plant was installed by Basis, and processed 250,000 tonnes of ore grading 1.2% Cu, 90 g/t Ag, 0.5 g/t Au, 1.8% Zn, and 0.6% Pb. Basis produced 2,370 tonnes of copper, 495,000 oz of silver, 2,013 oz of gold, 2,802 tonnes of zinc and 856 tonnes of lead. Recoveries in the mill were reported to be 80% for copper, 65% for zinc, and 70% lead. Recovered silver was 35% from lead and 28% from copper. Gold recoveries were 30% from lead and 30% from copper. The mill is a standard flotation mill with reported recoveries below the level generally expected. Enriquez (2003) suggested and the writer agrees that better grade control and blending of mineralization from several working areas might significantly improve recovery.

A review of the existing 750 tpd Cozamin mill was completed by independent consulting engineer Gary Hawthorne (2004). The mill review was undertaken to determine the costs associated with rehabilitation and expansion of the capacity of the mill and plant. Hawthorne estimated the cost to expand the 750 tpd mill to 1,200 at US$ 1,438,000 and the additional cost to expand from 1,200 tpd to 2,000 tpd at US$ 1,285,000.

SGS Lakefield has been contracted to undertake a preliminary metallurgical study of drill core from the 2004 program. Lakefield is studying mineralogy, grindability, and flotation

characteristics to recommend applicable copper, lead and zinc flotation circuits. Analytical return times have slowed the finalizing of the Lakefield study.

18.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

18.1 Mineral Resource Estimates

At the present time the Cozamin property does not contain sufficiently high-grade measured and indicated resources to warrant a feasibility study. The Cozamin Project area has excellent targets along strike and dip of known mineralization to develop additional resources needed for a viable operation.

Historic reserves, carried by Basis at the close of the mining operation in 1998, have been modified by the writer to conform to categories and the classification recommended in NI 43-101. The reserves have not been the subject of a recent feasibility study or adequate checking of underground sampling and have been converted to what the writer believes are appropriate resource categories. The writer was unable to obtain access to previously drilled core but would not expect mineralized intervals to remain intact for nearly ten years. Proven and probable reserves were not adequately separated by Basis and have been converted to indicated resources. The Basis estimates are presented in Table 18.1.

The Basis estimates have not been validated by the writer or by Capstone; the estimates are not current and should not be relied upon for economic evaluation. Sections showing old stopes and the location of Basis's various resources (called reserves by Basis) are included because of their influence on the site of proposed drill holes.

Table 18.1 Historic Basis Indicated and Inferred Resources for Mala Noche Vein.

Category*	Tonnes x 1,000	Grade (g/tonne)		Grade %		
		Ag	Au	Cu	Zn	Pb
Indicated	2,795	85	0.50	0.95	3.16	0.88
Inferred***	3,131	103	0.49	1.41	3.21	0.85

To Conform to NI-43-101, conversions of Basis reserves to indicated and inferred resources were made. Measured resources could not be accurately separated and are reported as indicated resources. The Basis resource figures are not current and should not be relied upon.
* Reported as Reserves but Converted to Resources.
** Basis Proven, Probable and Indicated Reserves were converted to Indicated Resources that require confirmation and upgrading by Capstone. Basis's DDH indicated reserves are shown as indicated resources by the writer. Stage 1 drilling should be used to validate previous drilling and provide additional data to upgrade the resource quality.

18.2 Mineral Reserve Estimates

The Cozamin property has not been the subject of a current positive pre-feasibility or feasibility study and therefore does not have current mineral reserves. The Phase 3A grid drilling of the San Roberto mine from underground should be organized to provide data for indicated and measured resource estimation. QA/QC should be continued and specific gravity measurements

made to facilitate resource estimation. An independent QP should supervise some of the underground sampling and historic plan validation and continue to collect validation samples from drilling.

19.0 OTHER RELEVANT DATA AND INFORMATION

The writer is not aware of any data not included in this report that would make the report misleading or would influence the writer's opinion that the property warrants the recommended Phase 3A program. In the writer's opinion, the Phase 3A program is a worthwhile investment for Capstone.

20.0 INTERPRETATION AND CONCLUSIONS

20.1 Conclusions and recommendations

Cozamin has easy access with historic resources and good potential for definition of reserves necessary to support a moderate size mine. The deposit is situated within the silver belt of the High Mexican Plateau where VMS deposits like San Nicolas and disseminated silver-base metals deposits like Real de Angeles occur towards the South and sedex-type base-metal occurrences like Francisco I. Madero and epithermal intermediate sulphidation veins like Fresnillo occur to the North. Excellent possibilities exist for finding additional mineralization because the Mala Noche structure has been partially exploited but never systematically drilled or explored underground at depth. Holes previously drilled at depth intersected mineralization suggesting higher grades and better widths. The Phase 1 drilling by Capstone validated previous results and provided sufficient encouragement to justify mine dewatering and rehabilitation for systematic underground exploration and resource definition.

Phase 2 drilling has continued to produce significant drill intersections that justify underground resource definition in the San Roberto mine. Further surface drilling is required to evaluate geophysical targets and test below other mined areas along the 5.5 kilometer Mala Noche vein trend.

The San Roberto mine area provides the Cozamin property with a demonstrated exploration target with sufficient size to justify mine reopening if exploration is successful. Phase 1 and Phase 2 drilling by Capstone suggested that the grade and width of mineralization increased below previous mine levels. Grades of copper are increasing with depth and grades of lead and zinc are decreasing with depth. The silver grade is relatively constant and shows little variation with depth or lead and zinc values. The writer agrees with Capstone's exploration plan to grid drill at 50 meters centers below previous levels of the San Roberto Mine. Higher grade areas that have more influence on the value of the deposit should be considered for tighter drilling.

21.0 WORK RECOMMENDATIONS

21.1 Summary Recommendation of Stage Three of Work (Table 21.1)

The writer recommends an additional 10,000 meters of surface and an initial 15,000-meter underground diamond drill to grid test the strike and dip extensions of the Mala Noche vein system on the Cozamin property. The writer estimates the cost of the Phase 3A program to be US$ 4,537,500. The Stage 3A program, recommend for the Cozamin project, will satisfy work requirements for the Basis option agreement. The program should involve careful re-mapping of accessible underground working to assist with resource definition and evaluation of underground sampling should be combine with drill results evaluation to determine if Stage 3B should proceed or be delayed till economic improve. An independent QP should supervise part of the underground sampling program to eliminate the necessity of future independent validation.

A budget of US$ 6,000,000 is estimated for a success contingent Phase 3B program. Stage 3B program will involve upgrade and expansion of the Cozamin mill, bulk sampling for pre-production mill tests and 10,000 meters of additional surface and underground drilling.

21.2 Opinion that Property is of Sufficient Merit to Justify Work Recommended

In the writer's opinion, the character of the property is of sufficient merit to justify the recommended Phase 3A program, and the program represents a worthwhile investment by Capstone. The writer believes that the Phase 3A program has high probability of success and that the success contingent Phase 3B program will be warranted.



W
E
Virginias Mine
Ram
pa
Elevation 2250 m.
0
500 m.
SCALE
DDH PROGRAM PROPOSED
MINE WORKING PROPOSED
OLD MINE WORKING
COZAMIN PROJECT
LONGITUDINAL SESECTION OF THE MALA NOCHE VEIN
PROPOSED MINE WORKINGS AND DRILLING

Figure 21.1. Longitudinal Section of the Mala Noche Vein Showing Location of Old Workings, Diamond Drill Holes (now completed-define areas for 50 m center grid drilling), and Proposed Workings.

Table 21.1. Summary of Work Program and Budget For Recommended Phase 3A and Success Contingent Phase 3B

CAPSTONE GOLD CORPORATION

COZAMIN PROJECT

PROJECT FLOW CHART & 2005 COSTS ESTIMATES

PRINCIPAL ACTIVITIES	2005						US $
	JAN	FEB	MAR	APR	MAY	JUN	EST. COST
STAGE 3A							
Mapping Surface & Workings	- - - -	- - - -	- - - -	- - - -	- - - -	- - - -	50,000
Drilling From Surface: 10,000 mts	- - - -	- - - -	- - - -				1,125,000
3D Modelling of the Deposit	- - - -	- - - -	- - - -	- - - -	- - - -	- - - -	25,000
Underground Surveying & Mapping	- - - -	- - - -	- - - -	- - - -	- - - -	- - - -	50,000
Underground Development: 3 km	- - - -	- - - -	- - - -	- - - -	- - - -	- - - -	1,500,000
Underground Drilling: 15,000 mts	- -	- - - -	- - - -	- - - -	- - - -	- - - -	1,687,500
Scoping Study (current resource estimate)					- - - -	- - - -	100,000
SUBTOTAL (3A)							4,537,500
STAGE 3B							
Mapping Surface & Workings	- - - -	- - - -	- - - -	- - - -	- - - -	- - - -	50,000
Drilling From Surface: 10,000 mts				- - - -	- - - -	- - - -	1,125,000
3D Modelling of the Deposit	- - - -	- - - -	- - - -	- - - -	- - - -	- - - -	75,000
Bulk Sampling & Development		- - - -	- - - -	- - - -	- - - -	- - - >	1,500,000
Mine Planning			- - - -	- - - -	- - - -	- - - >	100,000
Plant Feed Stockpiling: 50,000 tonnes				- - - -	- - - -	- - - >	750,000
Metallurgy & Plant Upgrade to 1200 t/d				- - - -	- - - -	- - - >	2,400,000
SUBTOTAL (3B)							6,000,000
SUBTOTAL (3A) + (3B)							10,537,500
CONTINGENCY: 8%							843,000
TOTAL BUDGET							$11,380,500

22.0 REFERENCES AND SOURCES OF INFORMATION

Cardenas Vargas, J., Carrasco Centeno, M., Sanenz Reyes, R., and Macedo Palencia, R., 1993. Monografia Geologico-Minero del Estado de Durango. For Consejo de Recursos Minerales, Publication M-10e.

Cardenas Vargas, J., Paraga Perez, J. de J., Merida Montiel, R., Macedo Palencia, R., and Rodriguez Salinas, J. de J., 1992. Geological-Mining Monograph of the State of Zacatecas for Consejo de Recursos Minerales, Publication M-2e.

Christopher, P.A., 2003, Technical Report on Proposed Exploration Ventanas Gold-Silver Property, Durango State, Mexico. For Capstone Gold Corp. dated May 9, 2003.

Christopher, P.A., 2003, Technical Report on Proposed Exploration Cozamin Project, Zacatecas State, Mexico. For Capstone Gold Corp. dated November 25, 2003.

Enriquez, E. 2003a. Cozamin Project. Executive Summary prepared for Capstone.

Enriquez, E. 2003b. Various Personal Communications and Summary Figures on the Cozamin project.

Hawthorn, G., 2004. Review of Cozamin mine Processing Plant Zacatecas, Zacatecas State, Mexico. Prepared by Westcoast Mineral Testing Inc.for Capstone Gold Corporation, dated March 22, 2004.

Johnson, B., Montante, A., Kearvell, G., Janzen, J., and Scammell, R., 1999. Geology and Exoloration of San Nicolas Polymetallic (Zn-Cu-Au-Ag) Volcanogenic Massive Sulphide Deposit. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Moore, R., 1999. Geology and Development of the La Colorada Ag-Pb-Zn Deposit, Zacatecas State, Mexico. In VMS and Carbonate-Hosted Pollymetallic Deposits of Central Mexico, ed. J.L. Jambor, B.C. and Yukon Chamber of Mines Cordilleran Roundup, January 1999.

Ponce S., B.F., and Clark, K.F., 1988. The Zacatecas Mining District: A Tertiary Caldera Complex, Associated with Precious and Base Metal Mineralization. Econ. Geol. V. 83, No. 8, pp. 1668-1682.

Smalwood, R., and Enriquezz, E., 2003. San Dimas District, Durango, Mexico. Abstract for presentation at Cordilleran Roundup, pp.17-19.

Smee, B.W., 2004. Results of an Audit of Reno and Elko Laboratories Nevada, USA. Prepared by Smee and Associates Consulting Ltd., Audit jointly funded by Capstone and other Canadian listed companies, dated September 2004.

23.0 SIGNATURE, STAMP AND DATE

Signed and stamped at Vancouver, B.C., this 14th day of December 2004.

PeterA. Christopher, PhD, P.Eng.
Revised and corrected October 19, 2005

24.0 CERTIFICATE

I, Peter A. Christopher, with business address at 3707 West 34th Avenue, Vancouver, British Columbia, do hereby certify that:

1. I am a Consulting Geological Engineer registered (#10,474) with the Association of Professional Engineers and Geoscientists of British Columbia since 1976.
2. I am a Fellow of the Geological Association of Canada.
3. I hold a B.Sc. (1966) from the State University of New York at Fredonia, a M.A. (1968) from Dartmouth College and a Ph.D. (1973) from the University of British Columbia.
4. I have been practicing my profession as a Geologist for over 35 years and as a Consulting Geological Engineer since June 1981. I have authorized over 200 qualifying engineering and exploration reports, and over 20 professional publications. I have work experience in most areas of the United States, Canada, Papaua New Guinea, Madagascar, Mexico and several other Latin American countries. As a result of my experience and qualifications, I am a qualified person as defined in National Instrument 43-101.
5. I have no direct or indirect, nor do I expect to receive any interest directly or indirectly in the properties or securities of Capstone Gold Corp. I am independent of Capstone Gold Corp. in accordance with the application of Section 1.5 of National Instrument 43-101.
6. I have based this report on previous exploration experience in the Zzcztecas area, on a review of reports listed in the references and sources of data section and on a personal examinations of the Cozamin Project area on September 12, 2003, and October 11, 2003.
7. I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, of which the omission to disclose would make this report misleading.
8. I have read National Instrument 43-101, Form 43-101F1 and believe my report is in compliance with National Instrument 43-101.
9. I consent to the use of this report by Capstone Gold Corp. for any Filing Statement, Statement of Material Facts, Prospectus or Annual Information Form issued by Capstone Gold Corp.

Dated at Vancouver, British Columbia, the 14th day of December 2004.

Peter A. Christopher, Ph.D., P.Eng.
Revised and correct October 19, 2005


RECEIVED
'07 JAN -4 A 5:13

CAPSTONE MINING CORP.
(Formerly Capstone Gold Corp.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

May 31, 2006

CAPSTONE MINING CORP.
(Formerly Capstone Gold Corp.)
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited – prepared by management)

	May 31, 2006	August 31, 2005 (Audited)
ASSETS		
Current		
Cash and equivalents	$ 22,563,360	$ 935,370
Short-term investments	6,090,534	3,052,369
Due from related parties	-	708
Receivable	-	5,000
Taxes receivable	2,413,242	1,258,112
Prepaid expenses	284,822	323,712
	31,351,958	5,575,271
Due from Silverstone Resources Corp. (Note 3)	4,064,754	-
Property, plant and equipment (Note 4)	33,403,975	1,072,681
Mineral properties (Note 5)	56,358	12,387,396
	$ 68,877,045	$ 19,035,348
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 1,334,946	$ 823,503
Commercial production obligation (Note 5)	1,150,000	-
Equipment lease obligation (Note 8)	1,119,514	-
Due to related parties (Note 6)	744,906	11,208
	4,349,366	834,711
Equipment lease obligation (Note 8)	1,194,488	-
Asset retirement obligation (Note 4)	3,450,000	-
	8,993,854	834,711
Shareholders' equity		
Capital stock (Note 7)	75,091,436	31,083,134
Contributed surplus (Note 7)	491,507	1,200,260
Deficit	(15,699,752)	(14,082,757)
	59,883,191	18,200,637
	$ 68,877,045	$ 19,035,348

Nature of operations (Note 2)

On behalf of the Board:

"Darren M. Pylot" Director "Tony Chan" Director

CAPSTONE MINING CORP.
(Formerly Capstone Gold Corp.)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

	Three Months Ended May 31, 2006	Three Months Ended May 31, 2005	Nine Months Ended May 31, 2006	Nine Months Ended May 31, 2005
GENERAL AND ADMINISTRATIVE EXPENSES				
Amortization	$ 19,007	$ 12,896	$ 45,065	$ 30,823
Conferences	7,602	3,832	23,519	29,719
Consulting fees	361	-	2,812	26,500
Directors fees	-	3,500	3,000	6,500
Exchange (gain)/loss	289,605	(286,231)	156,255	(241,878)
Insurance	13,788	-	35,505	22,085
Interest and bank charges	2,659	898	4,588	2,504
Investor relations	46,182	52,649	144,814	143,402
Management fees	67,500	95,000	157,500	165,200
Office and Administration	23,625	31,784	53,134	90,280
Professional Fees	23,435	37,453	148,576	132,776
Rent	19,816	16,337	51,917	48,261
Stock-based compensation (Note 7)	169,534	168,623	335,555	340,919
Telephone	15,070	8,834	43,549	25,884
Transfer and regulatory fees	(21,906)	(1,794)	109,083	65,315
Travel and accommodation	94,774	38,194	159,691	97,594
Wages	132,820	76,979	309,637	273,366
Loss for the period before other items	(903,872)	(258,954)	(1,784,200)	(1,259,250)
Other items				
Write-off of Guijoso project	-	(36,083)	-	(36,083)
Write-off of Reconnaissance project	-	(26,677)	-	(26,677)
Loss on sale of securities	-	-	-	(2,483)
Interest income	109,894	51,003	167,205	163,333
Loss for the period	(793,978)	(270,711)	(1,616,995)	(1,161,160)
Deficit, beginning of period	(14,905,774)	(12,686,001)	(14,082,757)	(11,795,552)
Deficit, end of period	$ (15,699,752)	$ (12,956,712)	$ (15,699,752)	$ (12,956,712)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.03)
Weighted average number of shares outstanding	69,101,624	40,852,740	55,711,887	34,890,119

CAPSTONE MINING CORP.
(Formerly Capstone Gold Corp.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	Three Months Ended May 31, 2006	Three Months Ended May 31, 2005	Nine Months Ended May 31, 2006	Nine Months Ended May 31, 2005
CASH FLOWS FROM:				
OPERATING ACTIVITIES				
Loss for the period	$ (793,978)	$ (270,711)	$ (1,616,995)	$ (1,161,160)
Items not affecting cash				
Amortization	19,007	12,896	45,065	30,823
Accrued interest income	(55,150)	(38,554)	(38,165)	(48,480)
Write-off of Guijoso project	-	36,083	-	36,083
Write-off of Reconnaissance project	-	26,677	-	26,677
Loss on sale of securities	-	-	-	2,483
Stock-based compensation	169,534	168,623	335,555	340,919
Changes in non-cash working capital items				
Decrease in accounts receivable	-	20,000	5,000	-
Increase in taxes receivable	(309,770)	(604,620)	(1,155,130)	(559,871)
(Increase) decrease in prepaids	866,961	(10,329)	38,890	(236,251)
Increase (decrease) in accounts payable	(818,522)	245,924	(204,296)	(161,686)
Decrease in due from related parties	-		708	31,509
Increase (decrease) in due to related parties	-	-	(11,208)	(8,200)
Cash flows used in operating activities	(921,918)	(414,011)	(2,600,576)	(1,707,154)
INVESTING ACTIVITIES				
Due from Silverstone Resources Corp.	(519,919)	-	(519,919)	-
Property, plant and equipment	(490,268)	(377,261)	(1,142,476)	(484,964)
Short-term investments	-	1,000,000	(3,000,000)	(2,000,000)
Sale of marketable securities	-	-	-	12,017
Mineral Properties	(4,364,132)	(2,193,603)	(13,123,033)	(5,515,114)
Cash flows used in investing activities	(5,374,319)	(1,570,864)	(17,785,428)	(7,988,061)
FINANCING ACTIVITIES				
Proceeds from issuance of capital stock	25,736,740	756,007	42,616,981	11,360,674
Capital stock issuance costs	(602,987)	-	(602,987)	(509,898)
Cash flows provided by financing activities	25,133,753	756,007	42,013,994	10,850,776
Change in cash and equivalents during period	18,837,516	(1,228,868)	21,627,990	1,155,561
Cash and equivalents, beginning of period	3,725,844	2,900,469	935,370	516,040
Cash and equivalents, end of period	$ 22,563,360	$ 1,671,601	$ 22,563,360	$ 1,671,601

Supplemental disclosure with respect to cash flows (Note 10)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICY

On February 8, 2006 the Company changed its name from Capstone Gold Corp. to Capstone Mining Corp.

These unaudited interim consolidated financial statements include the accounts of Capstone Gold Corp. ("the Company") and Capstone Gold, S.A. de C.V. ("the subsidiary"). All significant intercompany balances and transactions have been eliminated. These unaudited interim consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These unaudited interim consolidated statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalizing under generally accepted accounting principles, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Mine equipment recorded under capital leases are amortized on a straight-line basis of 12%. Rental payments under operating leases are expensed as incurred.

2. NATURE OF OPERATIONS

The Company is in the business of exploring and developing mineral properties.

3. DUE FROM SILVERSTONE RESOURCES CORP.

The Company has completed the spin-out of its Silver exploration properties (which are the Copala, Claudia, Promontorio, Montoros and Martha projects) to its wholly owned subsidiaries Silverstone Resources Corp. ("Silverstone Canada") and Silverstone Resources, S.A. de C.V. ("Silverstone Mexico"). At the end of the transaction, Silverstone Canada acquired Silverstone Mexico as its wholly owned subsidiary and both companies were transferred all the rights and obligations relating to the option to purchase a 90% interest in the Company's Silver exploration properties. Silverstone Canada became a publicly trading company on the TSX-Venture Exchange ("TSX-V") on June 7, 2006, after it issued to the Company's shareholders units of Silverstone Canada.

3. DUE FROM SILVERSTONE RESOURCES CORP. (cont'd…)

Silverstone Canada agreed to issue three convertible demand promissory notes which will consist of the following:

i) To reimburse the Company for the accumulated costs incurred by the Company on the Silver exploration properties which totals $2,799,929 at May 31, 2006.

ii) To reimburse the Company for $744,906 which it has received subsequent to May 31, 2006, as working capital to complete the work program on the Copala property and to meet minimum listing requirements on the TSX-V.

iii) To reimburse the Company for expenses paid by the Company relating to the costs of the Silverstone prospectus and certain mineral property costs incurred by Silverstone Mexico which totals $519,919 at May 31, 2006.

The convertible demand promissory notes bear interest at 6.25% per annum and are due and payable on written demand by the Company at any time on or after July 2, 2007. On or before the demand date the Company has the option to convert some or all of debt owed to it into common shares of Silverstone Canada at the rate of one common share for each $1.20 of debt owned to the Company.

4. PROPERTY, PLANT AND EQUIPMENT

	May 31, 2006			August 31, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office, furniture and equipment	$ 51,513	$ 11,113	$ 40,400	$ 45,669	$ 7,339	$ 38,330
Computer equipment	197,867	66,867	131,000	182,716	31,094	151,622
Communication equipment	101,229	1,318	99,911	113,053	926	112,127
Leasehold improvements	28,157	20,007	8,150	28,157	13,338	14,819
Mine equipment	1,195,240	59,358	1,135,882	653,256	633	652,623
Mine equipment under lease	2,948,903	-	2,948,903	-	-	-
Plant	1,150,000	-	1,150,000	-	-	-
Vehicles	132,176	12,328	119,848	116,963	13,803	103,160
Cozamin, Mexico property	24,319,881	-	24,319,881	-	-	-
Asset retirement obligation	3,450,000	-	3,450,000	-	-	-
	$ 33,574,966	$ 170,991	$ 33,403,975	$ 1,139,814	$ 67,133	$ 1,072,681

4. PROPERTY, PLANT AND EQUIPMENT (cont'd...)

As outlined in note 5, the Company allocated its cost of US$1,000,000 (CDN$1,150,000) relating to commercial production obligation to plant. The plant will be amortized to operations at 12% straight line. In addition the Company recorded its asset retirement obligation in the amount of US$3,000,000 (CDN$3,450,000).

5. MINERAL PROPERTIES

May 31, 2006	Balance, Beginning of Period	Additions	Transferred to Property, Plant and Equipment	Spin-out to Silverstone Resources Corp.	Balance, End of Period
Cozamin Project, Mexico					
Interest in property	$ 2,893,290	$ 1,569,004	$ 4,462,294	$ -	$ -
Administration	1,401,401	107,097	1,508,498	-	-
Assay costs and geochemical	257,722	180,324	438,046	-	-
Drilling	2,432,977	1,168,209	3,601,186	-	-
Engineering and feasibility studies	314,076	463,460	777,536	-	-
Environmental costs	264,994	29,334	294,328	-	-
Lab, field supplies and camp costs	42,511	58,894	101,405	-	-
Land holding costs	229,053	17,945	246,998	-	-
Legal	56,303	-	56,303	-	-
Site preparation	130,543	1,283,048	1,413,591	-	-
Technical surveying and reporting	639,422	189,731	829,153	-	-
Underground development	2,170,372	1,134,972	3,305,344	-	-
Deferred development costs	-	7,285,199	7,285,199	-	-
	10,832,664	13,487,217	24,319,881	-	-
Basis Projects, Mexico					
Claudia Project					
Interest in property	184,950	83,125	-	268,075	-
Administration	80,313	9,296	-	89,609	-
Assay costs and geochemical	19,875	1,774	-	21,649	-
Field supplies and camp costs	7,183	75	-	7,258	-
Land holding costs	99,927	17,327	-	117,254	-
Legal	454	-	-	454	-
Site preparation	1,632	-	-	1,632	-
Technical surveying and reporting	39,414	4,500	-	43,914	-
	433,748	116,097	-	549,845	-

- continued -

5. MINERAL PROPERTIES (cont'd…)

May 31, 2006	Balance, Beginning of Period	Additions	Transferred to Property, Plant and Equipment	Spin-out to Silverstone Resources Corp.	Balance, End of Period
Basis Projects, Mexico (cont'd…)					
Copala Project					
Interest in property	211,371	95,000	-	306,371	-
Administration	244,289	246,176	-	490,465	-
Assay costs and geochemical	48,161	82,067	-	130,228	-
Drilling	18,493	529,636	-	548,129	-
Environmental costs	7,030	8,252	-	15,282	-
Field supplies and camp costs	15,621	19,455	-	35,076	-
Land holding costs	78,315	32,169	-	110,484	-
Legal	5,989	-	-	5,989	-
Site preparation	-	72,070	-	72,070	-
Technical surveying and reporting	98,931	6,067	-	104,998	-
	728,200	1,090,892	-	1,819,092	-
Promontorio Project					
Interest in property	79,264	35,625	-	114,889	-
Administration	62,853	4,027	-	66,880	-
Assay costs and geochemical	5,271	50	-	5,321	-
Field supplies and camp costs	5,791	-	-	5,791	-
Land holding costs	50,450	15,798	-	66,248	-
Legal	567	-	-	567	-
Technical surveying and reporting	19,208	-	-	19,208	-
	223,404	55,500	-	278,904	-
Montoros Project					
Interest in property	52,843	23,750	-	76,593	-
Administration	5,797	-	-	5,797	-
Field supplies	246	-	-	246	-
Geochemical	51	-	-	51	-
Land holding costs	47,135	10,492	-	57,627	-
Legal	399	-	-	399	-
Technical surveying and reporting	3,899	-	-	3,899	-
	110,370	34,242	-	144,612	-
Martha Project					
Administration	6,262	-	-	6,262	-
Camp costs	386	-	-	386	-
Technical surveying and reporting	828	-	-	828	-
	7,476	-	-	7,476	-

- continued -

5. MINERAL PROPERTIES (cont'd…)

May 31, 2006	Balance, Beginning of Period	Additions	Transferred to Property, Plant and Equipment	Spin-out to Silverstone Resources Corp.	Balance, End of Period
Other Projects, Mexico					
Reconnaissance Project					
Administration	33,314	2,325	-	-	35,639
Consulting	17,175	2,499	-	-	19,674
Geochemical	445	-	-	-	445
Legal	600	-	-	-	600
	51,534	4,824	-	-	56,358
	$ 12,387,396	$ 14,788,772	$ 24,319,881	$ 2,799,929	$ 56,358

The Basis Projects Acquisition, Mexico

On January 21, 2004, the Company entered into an option agreement to purchase a 90% interest in any one or all of the mining concessions owned by Grupo Minero Basis, S.A. de C.V. ("Basis"). The mining concessions ("Projects") are Cozamin, Claudia, Copala, Promontorio, Montoros and Martha, which are all located in Mexico.

The Company paid US$250,000 as an option payment, issued 3,000,000 common shares for a value of $2,950,000 incurred a total of $21,888,631 in exploration costs on the mineral properties and paid US$1,775,000 of debt that existed on the Cozamin project.

The Company has complied with the terms of the option agreement in relation to the Cozamin project and now has a 90% interest in the project. Basis has a 1.5% net smelter return ("NSR") royalty on the project and after the feasibility study, converted subsequent to May 31, 2006, its remaining 10% interest to an additional 1.5% NSR royalty giving Basis a 3% NSR royalty and the Company a 100% interest in the Cozamin project.

When the Cozamin project has achieved commercial production for six months a US$1,000,000 cash payment or the equivalent value in the Company's common shares shall be paid to Basis. At May 31, 2006 the Company recorded the commercial production obligation of $1,150,000.

As outlined in note 3, the Company completed the spin-out of its Silver exploration properties (which are the Copala, Claudia, Promontorio, Montoros and Martha projects). Silverstone Canada assumed all the rights and obligations relating to the option to purchase a 90% interest in the Silver exploration properties.

6. RELATED PARTIES TRANSACTIONS

Due to related parties of $744,906 consists of the amount due to Silverstone Resources Corp. in relation to the spin-out of the Silver exploration properties outlined in note 3.

During the nine months ended May 31, 2006, the Company:

a) Paid or accrued management fees of $157,500 (2005 - $165,200) to a management company controlled by the president and director of the Company.

b) Paid or accrued directors fees of $3,000 (2005 - $6,500) to directors of the Company.

c) Charged rent of $15,000 (2005 - $18,000) and administrative services of $7,500 (2005 - $4,500) to a public company with a director in common.

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized			
Unlimited common shares, without par value			
Issued			
Balance, August 31, 2005	41,515,556	$ 31,083,134	$ 1,200,260
Issued for mineral property	1,000,000	950,000	-
Issued for brokered private placement	13,049,905	12,397,410	-
Issued for fee on brokered private placement	198,250	188,338	-
Fee on brokered private placement	-	(188,338)	-
Financing fees paid	-	(602,987)	-
Issued for warrants exercised	20,607,326	26,388,537	-
Issued for stock options exercised	2,262,500	1,890,725	-
Agent's option exercised	2,146,316	2,607,102	(666,793)
Issuance costs for agent's options	-	(260,365)	260,365
Stock-based compensation on stock options exercised	-	637,880	(637,880)
Stock-based compensation	-	-	335,555
Balance, May 31, 2006	80,779,853	$ 75,091,436	$ 491,507

Stock options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants. The Company has implemented a fixed plan, whereby it has reserved 20% of the issued shares for issuance under the plan. Options granted under the plan prior to January 12, 2005 have a term not to exceed 5 years and be subject to vesting provisions as follows: 15% on date of grant, 15% every three months for a period of 15 months, and 10% at the end of the 18 month period. Beginning January 12, 2005 the vesting is as follows: 25% on date of grant and 25% every 3 months for a period of 9 months.

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

Stock options (cont'd…)

The following stock options were outstanding at May 31, 2006:

Number of Options	Exercise Price	Expiry Date
25,000	$ 0.45	September 15, 2008
75,000	0.75	March 22, 2009
100,000	0.75	June 11, 2009
170,000	0.95	January 12, 2010
382,500	1.05	March 1, 2010
100,000	0.95	April 20, 2010
125,000	1.10	January 23, 2011
1,077,500	1.57	March 9, 2011
2,055,000		

Stock-based compensation

The total stock-based compensation recognized during the nine months ended May 31, 2006 under the fair value method was $557,095 (2005 - $494,383). The Company expensed $335,555 (2005 - $340,919) leaving an unamortized balance of $382,339 (2005 - $408,426).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options:

	May 31, 2006	August 31, 2005
Risk-free interest rate	3.88%	3.00%
Expected life of options	2 years	2 years
Annualized volatility	46.28%	46.68%
Dividend rate	0.00%	0.00%

Warrants

At May 31, 2006, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
276,038	$ 1.25	December 15, 2007
192,048	1.30	December 15, 2007
4,070,532	1.40	December 21, 2008

8. EQUIPMENT LEASE OBLIGATION

On May 21, 2006 the Company leased to purchase certain mining equipment for a total purchase price including IVA tax of US$3,061,622 (CDN$3,391,238) of which US$918,487 (CDN$1,077,236) was paid as a down payment. The lease term is for a period of two years commencing one month after delivery of the equipment which was May 2, 2006. The lease bears interest at 6.50% per annum and is repayable at US$95,469 per month which includes interest. If at any time the Company defaults on its monthly lease payment a late service charge of 12% per annum will be charged on the monthly lease payment not paid.

Total lease payable (including taxes)	$ 2,314,002
Current portion due within one year	1,119,514
Net long term portion	$ 1,194,488

The annual lease commitment under the lease is as follows:

2007	$ 1,262,848
2008	1,262,848
Total minimum lease payments	2,525,696
Less: amount representing interest and taxes	211,694
Lease obligation	$ 2,314,002

9. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties located in Mexico. Geographic information is as follows:

	Total Assets	Property, Plant & Equipment	Mineral Properties	Other Assets
May 31, 2006				
Canada	$ 31,628,608	$ 123,178	$ -	$ 31,505,430
Mexico	37,248,437	33,280,797	56,358	3,911,282
	$ 68,877,045	$ 33,403,975	$ 56,358	$ 35,416,712
August 31, 2005				
Canada	$ 3,369,999	$ 76,550	$ -	$ 3,293,449
Mexico	15,665,349	996,131	12,387,396	2,281,822
	$ 19,035,348	$ 1,072,681	$ 12,387,396	$ 5,575,271

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		May 31, 2006		May 31, 2005
Cash paid during the period for income taxes	$	-	$	-
Cash paid during the period for interest	$	52,847	$	-

Significant non-cash transactions during the nine month period ended May 31, 2006 were as follows:

a) The Company issued 1,000,000 common shares with a value of $950,000 pursuant to the Basis project agreement.

b) The Company issued 198,250 common shares with a value of $188,338 as part of the finance fee for a brokered private placement.

c) Included in due from Silverstone Resources Corp. are $2,799,929 of mineral property costs that relate to the spin-out of the Silver exploration properties of the Company and $744,906 due to related parties.

d) Included in property, plant and equipment is $1,150,000 which relates to commercial production obligation, $2,314,002 which relates to equipment lease obligation, $3,450,000 which relates to asset retirement obligation and $24,319,881 which relates to a reclassification of mineral properties.

e) Included in mineral property costs is $715,739 which relates to accounts payable and accrued liabilities and $58,793 of amortization on mine equipment.

f) The Company recorded the fair value of agent's options at an estimated fair value of $260,365 in connection with a brokered private placement financing (note 7). This amount is reflected in capital stock and contributed surplus.

g) The Company recorded $666,793 for agent's options exercised during the year in capital stock and contributed surplus.

h) The Company recorded $637,880 for stock options exercised during the year in capital stock and contributed surplus.

Significant non-cash transactions during the nine month period ended May 31, 2005 were as follows:

a) The Company issued 1,000,000 common shares with a value of $1,050,000 pursuant to the Basis project agreement.

b) The Company issued 172,597 common shares for a value of $146,707 as part of the finance fee for the brokered private placement.

CAPSTONE MINING CORP.
(FORMERLY CAPSTONE GOLD CORP.)
FORM 51-102F1 – MANAGEMENT DISCUSSION & ANALYSIS
MAY 31, 2006

1.1 Date of Report: July 14, 2006

1.2 Overall Performance

The Company operates in the mineral exploration and development industry and is currently focused on development and commissioning of its advanced copper-silver-zinc project in Mexico. The Company's shares are listed on the Toronto Stock Exchange ("TSX") under the symbol CS (formerly CSG).

During the three-month period ended May 31, 2006 the Company financed all of its activities primarily from a December 21, 2005 private placement for gross proceeds of approximately $12.4 million.

The Company's main focus has been on the **Cozamin** copper-silver-zinc project located 3km north of Zacatecas City, Zacatecas State, Mexico. **Cozamin** is in the development and commissioning stage and is being readied for production in the third quarter of 2006.

The Company has now completed an updated resource estimate which was released on July 5, 2006. A Phase IV, surface exploration program is planned to commence in September 2006. In addition, the Company anticipates starting a 20,000 m Phase V underground definition drill program in the fourth quarter of 2006. We expect these drill programs to continue to increase the resources at **Cozamin**.

Four stopes are being developed for mining (2 are complete) and producing ore. These stopes are located on the east and west side of level 8 and central and east side of level 9. Development on level 10 has commenced with drifting both east and west on this level.

Rehabilitation and construction of the internal ramp connecting the 8, 9 and 10 levels is complete. This ramp is being driven down to level 11. This ramp has reached the 10.5 level where the loading station for the 10 level dump pocket in the shaft will be installed.

The San Ernesto decline ramp from surface to level 8 is used for access to the mine for personnel and mining equipment. At present, this ramp is also being used to haul ore to surface from the stope on level 8 east. Ore is also being hoisted via the San Roberto Shaft which will be the main ore conveyance when the mine is in full-scale production.

The Company has received and is operating its fleet of mining equipment including 5 scoops, 2 jumbos and 4 haul trucks.

Construction in the mill and plant areas is 95% complete. This includes the rehabilitation and upgrade of the crusher circuit, construction of a 1,000 tonne fine ore bin, the installation of the 12' X 14' ball mill, and upgrade of the flotation circuit. Ore has recently been crushed and the fine ore bin is full. Testing of the 12' X 14' ball mill and the rest of the flotation plant is underway. Test runs of the plant with ore commenced at the end of May and commissioning started June 1, 2006.

The tailings dam dyke expansion is completed. This 12 m lift is designed to store an additional 4 years of tailings. Two more tailings lifts are planned over the life of the operation. Refurbishments to the offices, warehouse and maintenance shop are complete. The assay/metallurgical laboratory is currently operating and processing mine samples.

1.2 Overall Performance (cont'd...)

Approximately US$4,500,000 was spent on deferred development costs and US$85,000 was spent on drilling in the three-month period ending May 31, 2006.

The Company has complied with the terms of the option agreement in relation to the **Cozamin** project. Basis has converted its remaining 10% interest to an additional 1.5% NSR royalty giving Basis a 3% NSR royalty and the Company a 100% interest in the **Cozamin** project.

Also, the Company completed the spin-out of its Silver exploration properties (which are Copala, Claudia, Promontorio, Montoros and Martha projects). Silverstone Resources Corp. assumed all the rights and obligations relating to the option to purchase a 90% interest in the Silver exploration projects.

1.3 Selected Annual Information

The following financial data is selected information for the Company for the most recently completed financial years:

	Aug 31, 2005	Aug 31, 2004	Aug 31, 2003
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and other items	2,465,764	1,323,133	402,087
Basic and diluted loss per common share before discontinued operations and other items	0.07	0.07	0.07
Loss for the year	2,287,205	2,443,545	378,851
Basic and diluted loss per common share	0.06	0.12	0.07
Total assets	19,035,348	9,405,440	1,174,026
Total long-term financial liabilities	-	-	-
Cash dividends	-	-	-

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reported in Canadian dollars.

1.4 Results of Operations

The consolidated loss for the nine-month period ended May 31, 2006 was $1,616,995 or $0.03 per share. This compares to a loss of $1,161,160 or $0.03 per share for the same period in 2005. The consolidated loss before other items and exchange gain/loss for the period ended May 31, 2006 was $1,627,945. This compares to a loss of $1,501,128 for the same period in 2005. The difference of $126,817 relates to professional fees, transfer and regulatory fees and travel and accommodation.

As at May 31, 2006 the company has no mineral properties in production and therefore income is limited to interest earned on cash and short-term investments. Interest income at May 31, 2006 totalled $167,205 (2005 - $163,333).

At the **Cozamin** copper-silver-zinc project, expenditures for the nine-month period ended May 31, 2006 total $11,918,213 (2005 - $4,148,072), which includes $7,285,199 of deferred development costs, $1,283,048 of site preparation, $1,134,972 of underground development, $1,168,209 for drilling, $463,460 for engineering and feasibility studies, $180,324 for assays and geochemical and $189,731 for technical surveying and reporting.

1.5 Summary of Quarterly Results

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

	May 31, 2006	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005
Total revenues	$ -	$ -	$ -	$ -
Loss before discontinued operations and other items	903,872	238,116	647,774	1,206,514
Basic and diluted loss per common share before discontinued operations and other items	0.01	0.01	0.01	0.03
Loss for the period	793,978	203,495	619,522	1,126,045
Basic and diluted loss per common share	0.01	0.01	0.01	0.03
Total assets	68,877,045	40,666,742	20,386,527	19,035,348
Total long-term financial liabilities	-	-	-	-
Cash dividends	-	-	-	-

	May 31, 2005	Feb 28, 2005	Nov 30, 2004	Aug 31, 2004
Total revenues	$ -	$ -	$ -	$ -
Loss before discontinued operations and other items	258,954	363,080	637,216	573,159
Basic and diluted loss per common share before discontinued operations and other items	0.01	0.01	0.02	0.03
Loss for the period	270,711	265,515	624,934	1,245,332
Basic and diluted loss per common share	0.01	0.01	0.02	0.06
Total assets	19,266,089	18,366,246	8,892,067	9,405,440
Total long-term financial liabilities	-	-	-	-
Cash dividends	-	-	-	-

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reported in Canadian dollars.

1.6 Liquidity

As at May 31, 2006, the Company's cash and equivalents and short term investments increased by $24,666,155 to $28,653,894 due to the completion of the December 21, 2005 private placement for gross proceeds of approximately $12.4 million and $26.3 million in warrants exercised. There was an increase of $3,204,041 for the same period last year.

At May 31, 2006, the Company's working capital was $27,002,592 (2005 - $9,811,949). On December 21, 2005 the Company completed a private placement for gross proceeds of approximately $12.4 million. These funds provide sufficient working capital for the Company to complete its 2006 development and commissioning program at **Cozamin** and carry out its day to day obligations.

1.6 Liquidity (cont'd…)

The Company received $26,388,537 in proceeds from the exercise of warrants, $2,607,102 from the exercise of Agent's options and $1,890,725 from the exercise of stock options for the period ended May 31, 2006.

1.7 Capital Resources

The capital resource of the Company is its mineral properties valued at $56,358.

On January 21, 2004, the Company entered into an option agreement to purchase a 90% interest in any one or all of the mining concessions owned by Grupo Minero Basis, S.A. de C.V. ("Basis"). The mining concessions ("Projects") are Cozamin, Claudia, Copala, Promontorio, Montoros and Martha, which are all located in Mexico.

The Company paid US$250,000 as an option payment, issued 3,000,000 common shares for a value of $2,950,000 incurred a total of $21,888,631 in exploration costs on the mineral properties and paid US$1,775,000 of debt that existed on the Cozamin project.

The Company has complied with the terms of the option agreement in relation to the Cozamin project and now has a 90% interest in the project. Basis has a 1.5% net smelter return ("NSR") royalty on the project and after the feasibility study, converted subsequent to May 31, 2006, its remaining 10% interest to an additional 1.5% NSR royalty giving Basis a 3% NSR royalty and the Company a 100% interest in the Cozamin project.

When the Cozamin project has achieved commercial production for six months a US$1,000,000 cash payment or the equivalent value in the Company's common shares shall be paid to Basis. At May 31, 2006 the Company recorded the commercial production obligation of $1,150,000.

The Company completed the spin-out of its Silver exploration properties. Silverstone Canada assumed all the rights and obligations relating to the option to purchase a 90% interest in the Silver exploration properties.

1.8 Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

1.9 Transactions with Related Parties

During the nine-month period ending May 31, 2006, a management company controlled by Darren Pylot, President, CEO and a director of the Company, received $15,000 per month from September 2005 to February 2006 and $15,833 per month from March to May 2006 (2005 - $11,700 per month from September 2004 to February 2005 and $15,000 per month from March to May 2005) to perform the presidential and managing director duties on behalf of the Company. This management company was paid a $20,000 (2005 - $50,000) bonus during the year. Also the Company charged $15,000 (2005 - $18,000) rent and $7,500 (2005 - $4,500) for administrative services to a public company with a director in common. The Company paid directors fees of $3,000 (2005 - $6,500) to directors of the Company.

1.10 Third Quarter

During the Third quarter the Company focused its development efforts on the **Cozamin** copper-silver-zinc project located in the Zacatecas State, Mexico as well as the spin-out of its Silver exploration properties.

1.11 Proposed Transactions

The Company has 90% of its budget directed at the development and commissioning of the **Cozamin** project in 2006. The Company will complete its planned development and pre-production programs.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies

N/A

1.14 Financial Instruments and Other Instruments

Cash and equivalents are not subject to currency risks. The Company does not believe it is subject to any significant credit risk although cash and equivalents are held in excess of federally insured limits, with a major Canadian banking institution.

Taxes receivable due from the Mexican government is subject to a currency risk arising from the fluctuations in the Mexican Peso.

The Company's other financial instruments consist of goods and service tax receivable, account payable and accrued liabilities, commercial production obligation, equipment lease obligation, due to related parties and asset retirement obligation. In management's opinion, the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying values.

1.15 Other MD&A Requirements

	Number of Shares	Amount	Contributed Surplus
Authorized			
Unlimited common shares, without par value			
Issued			
Balance, August 31, 2005	41,515,556	$ 31,083,134	$ 1,200,260
Issued for mineral properties	1,000,000	950,000	-
Issued for brokered private placement	13,049,905	12,397,410	-
Issued for fee on brokered private placement	198,250	188,338	-
Fee on brokered private placement	-	(188,338)	-
Financing fees paid	-	(602,987)	-
Issued for warrants exercised	20,607,326	26,388,537	-
Issued for options exercised	2,262,500	1,890,725	-
Agent's options exercised	2,146,316	2,607,102	(666,793)
Issuance costs for agent's options	-	(260,365)	260,365
Stock based compensation on stock options exercised	-	637,880	(637,880)
Stock-based compensation	-	-	335,555
Balance, May 31, 2006	80,779,853	$ 75,091,436	$ 491,507

1.15 Other MD&A Requirements (cont'd...)

The following stock options were outstanding at May 31, 2006:

Number of Options	Exercise Price	Expiry Date
25,000	$ 0.45	September 15, 2008
75,000	0.75	March 22, 2009
100,000	0.75	June 11, 2009
170,000	0.95	January 12, 2010
382,500	1.05	March 1, 2010
100,000	0.95	April 20, 2010
125,000	1.10	January 23, 2011
1,077,500	1.57	March 9, 2011
2,055,000		

At May 31, 2006, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
276,038	$ 1.25	December 15, 2007
192,048	1.30	December 15, 2007
4,070,532	1.40	December 21, 2008

Other information

Additional information relating to the Company, including the Company's AIF is on SEDAR at www.sedar.com.

Form 52-109F2 *Certification of Interim Filings*

I, Darren M. Pylot, President and Chief Executive Officer of Capstone Mining Corp. (formerly Capstone Gold Corp.), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Capstone Mining Corp. (the "issuer") for the interim period ending May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 14, 2006

Darren M. Pylot
President and Chief Executive Officer

Form 52-109F2 ***Certification of Interim Filings***

I, Jason P. Howe, Chief Financial Officer of Capstone Mining Corp. (formerly Capstone Gold Corp.), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Capstone Mining Corp. (the "issuer") for the interim period ending May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 14, 2006

Jason P. Howe
Chief Financial Officer


RECEIVED

CAPSTONE MINING CORP.
(Formerly Capstone Gold Corp.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

FEBRUARY 28, 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended February 28, 2006.

CAPSTONE MINING CORP.
(Formerly Capstone Gold Corp.)
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited – prepared by management)

	February 28, 2006	August 31, 2005 (Audited)
ASSETS		
Current		
Cash and equivalents	$ 3,725,844	$ 935,370
Short-term investments (Note 3)	6,035,384	3,052,369
Due from related parties (Note 7)	-	708
Receivable	-	5,000
Taxes receivable (Note 4)	2,103,472	1,258,112
Prepaid expenses	1,151,783	323,712
	13,016,483	5,575,271
Property, plant and equipment (Note 5)	6,298,831	1,072,681
Mineral properties (Note 6)	21,351,428	12,387,396
	$ 40,666,742	$ 19,035,348
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 1,642,860	$ 823,503
Commercial production obligation (Note 6)	1,150,000	-
Due to related parties (Note 7)	-	11,208
	2,792,860	834,711
Site closure and reclamation costs	3,450,000	-
	6,242,860	834,711
Shareholders' equity		
Capital stock (Note 8)	47,703,010	31,083,134
Contributed surplus (Note 8)	1,626,646	1,200,260
Deficit	(14,905,774)	(14,082,757)
	34,423,882	18,200,637
	$ 40,666,742	$ 19,035,348

Nature of operations (Note 2)
Subsequent events (Note 12)

On behalf of the Board:

"Darren M. Pylot" Director "Tony Chan" Director

CAPSTONE MINING CORP.
(Formerly Capstone Gold Corp.)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

	Three Months Ended February 28, 2006	Three Months Ended February 28, 2005	Six Months Ended February 28, 2006	Six Months Ended February 28, 2005
GENERAL AND ADMINISTRATIVE EXPENSES				
Amortization	$ 19,355	$ 10,055	$ 26,058	$ 17,927
Conferences	3,633	16,698	15,917	25,887
Consulting fees	-	7,500	2,451	26,500
Directors fees	3,000	1,500	3,000	3,000
Exchange (gain)/loss	(275,630)	(219,069)	(133,350)	44,353
Insurance	7,803	9,242	21,717	22,085
Interest and bank charges	1,326	943	1,929	1,606
Investor relations	40,523	38,585	98,632	90,753
Management fees	45,000	35,100	90,000	70,200
Office and Administration	14,714	39,955	35,071	58,496
Professional Fees	78,146	78,033	125,141	95,323
Rent	15,605	15,815	32,101	31,924
Stock-based compensation (Note 8)	13,119	97,580	166,021	172,296
Telephone	15,640	9,831	28,479	17,050
Transfer and regulatory fees	119,492	61,172	130,989	67,109
Travel and accommodation	38,671	37,291	64,917	59,400
Wages	97,719	122,849	176,817	196,387
Loss for the period before other items	(238,116)	(363,080)	(885,890)	(1,000,296)
Other items				
Gain on sale of property and equipment	-	-	5,562	(2,483)
Interest income	34,621	97,565	57,311	112,330
Loss for the period	(203,495)	(265,515)	(823,017)	(890,449)
Deficit, beginning of period	(14,702,279)	(12,420,486)	(14,082,757)	(11,795,552)
Deficit, end of period	$ (14,905,774)	$ (12,686,001)	$ (14,905,774)	$ (12,686,001)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)
Weighted number of shares outstanding	54,618,611	36,803,755	48,906,055	37,340,106

CAPSTONE MINING CORP.
(Formerly Capstone Gold Corp.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	Three Months Ended February 28, 2006	Three Months Ended February 28, 2005	Six Months Ended February 28, 2006	Six Months Ended February 28, 2005
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES				
Loss for the period	$ (203,495)	$ (265,515)	$ (823,017)	$ (890,449)
Item not affecting cash				
Amortization	19,355	10,055	26,058	17,927
Accrued interest income	(35,384)	(17,172)	16,985	(9,926)
Loss on sale of securities	-	-	-	2,483
Gain on sale of property and equipment	-	-	(5,562)	-
Stock-based compensation	13,119	97,580	166,021	172,296
Changes in non-cash working capital items				
(Increase) decrease in accounts receivable	-	(7,983)	5,000	(20,000)
(Increase) decrease in taxes receivable	(398,531)	(205,316)	(845,360)	44,749
(Increase) decrease in prepaids	(971,878)	(111,621)	(828,071)	(225,922)
Increase (decrease) in accounts payable	802,187	(55,475)	819,357	(407,610)
Decrease in due from related parties	-	31,576	708	31,509
Increase (decrease) in due to related parties	-	(8,200)	(11,208)	(8,200)
Cash flows used in operating activities	(774,627)	(532,071)	(1,479,089)	(1,293,143)
INVESTING ACTIVITIES				
Purchase of capital assets	(108,717)	(102,623)	(646,646)	(107,703)
Short-term investments	(6,000,000)	(4,000,000)	(3,000,000)	(3,000,000)
Sale of marketable securities	-	-	-	12,017
Mineral Properties	(5,131,456)	(2,629,052)	(8,964,032)	(3,321,511)
Cash flows used in investing activities	(11,240,173)	(6,731,675)	(12,610,678)	(6,417,197)
FINANCING ACTIVITIES				
Issuance of share capital	15,411,026	10,215,688	17,222,863	10,604,668
Capital stock issuance costs	260,365	-	260,365	-
Finance fees paid	(602,987)	(509,899)	(602,987)	(509,899)
Cash flows provided by financing activities	15,068,404	9,705,789	16,880,241	10,094,769
Change in cash and equivalents during period	3,053,604	2,442,043	2,790,474	2,384,429
Cash and equivalents, beginning of period	672,240	458,426	935,370	516,040
Cash and equivalents, end of period	$ 3,725,844	$ 2,900,469	$ 3,725,844	$ 2,900,469

Supplemental disclosure with respect to cash flows (Note 11)

1. BASIS OF PRESENTATION

On February 8, 2006 the Company changed its name from Capstone Gold Corp. to Capstone Mining Corp.

These unaudited interim consolidated financial statements include the accounts of Capstone Gold Corp. ("the Company") and Capstone Gold, S.A. de C.V. ("the subsidiary"). All significant intercompany balances and transactions have been eliminated. These unaudited interim consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These unaudited interim consolidated statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company is in the business of exploring and developing mineral properties.

3. SHORT-TERM INVESTMENTS

	February 28, 2006	August 31, 2005
Canadian Dollar Guaranteed Investment Certificate	$ 6,035,384	$ 3,052,369

4. TAXES RECEIVABLE

Taxes receivable relates to Value Added Taxes of $2,056,649 paid in Mexico that the Company is entitled to as well as GST in Canada of $46,823.

5. PROPERTY, PLANT AND EQUIPMENT

	February 28, 2006			August 31, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office, furniture and equipment	$ 49,970	$ 9,513	$ 40,457	$ 45,669	$ 7,339	$ 38,330
Computer equipment	181,710	50,349	131,361	182,716	31,094	151,622
Communication equipment	112,465	1,188	111,277	113,053	926	112,127
Leasehold improvements	28,157	17,784	10,373	28,157	13,338	14,819
Mine equipment	1,268,182	633	1,267,549	653,256	633	652,623
Plant	1,150,000	-	1,150,000	-	-	-
Vehicles	152,038	14,224	137,814	116,963	13,803	103,160
Asset retirement obligation	3,450,000	-	3,450,000	-	-	-
	$ 6,392,522	$ 93,691	$ 6,298,831	$ 1,139,814	$ 67,133	$ 1,072,681

6. MINERAL PROPERTIES

February 28, 2006	Balance, Beginning of Period	Additions	Written-off	Balance, End of Period
Cozamin Project, Mexico				
Interest in property	$ 2,893,290	$ 1,569,004	$ -	$ 4,462,294
Administration	1,401,401	87,344	-	1,488,745
Assay costs and geochemical	257,722	126,035	-	383,757
Drilling	2,432,977	1,073,665	-	3,506,642
Engineering and feasibility studies	314,076	309,433	-	623,509
Environmental costs	264,994	24,255	-	289,249
Lab, field supplies and camp costs	42,511	42,377	-	84,888
Land holding costs	229,053	16,305	-	245,358
Legal	56,303	-	-	56,303
Site preparation	130,543	1,305,655	-	1,436,198
Technical surveying and reporting	639,422	127,062	-	766,484
Underground development	2,170,372	1,154,971	-	3,325,343
Deferred development costs	-	2,193,563	-	2,193,563
	10,832,664	8,029,669	-	18,862,333

- continued -

6. MINERAL PROPERTIES (cont'd…)

February 28, 2006	Balance, Beginning of Period	Additions	Written-off	Balance, End of Period
Basis Projects, Mexico				
Claudia Project				
Interest in property	184,950	83,125	-	268,075
Administration	80,313	4,902	-	85,215
Assay costs and geochemical	19,875	1,754	-	21,629
Field supplies and camp costs	7,183	77	-	7,260
Land holding costs	99,927	1,745	-	101,672
Legal	454	-	-	454
Site preparation	1,632	-	-	1,632
Technical surveying and reporting	39,414	-	-	39,414
	433,748	91,603	-	525,351
Copala Project				
Interest in property	211,371	95,000	-	306,371
Administration	244,289	159,596	-	403,885
Assay costs and geochemical	48,161	82,067	-	130,228
Drilling	18,493	380,334	-	398,827
Environmental costs	7,030	203	-	7,233
Field supplies and camp costs	15,621	11,406	-	27,027
Land holding costs	78,315	10,902	-	89,217
Legal	5,989	-	-	5,989
Site preparation	-	29,536	-	29,536
Technical surveying and reporting	98,931	6,127	-	105,058
	728,200	775,171	-	1,503,371
Promontorio Project				
Interest in property	79,264	35,625	-	114,889
Administration	62,853	3,174	-	66,027
Assay costs and geochemical	5,271	-	-	5,271
Field supplies and camp costs	5,791	-	-	5,791
Land holding costs	50,450	1,591	-	52,041
Legal	567	-	-	567
Technical surveying and reporting	19,208	-	-	19,208
	223,404	40,390	-	263,794

- continued -

6. MINERAL PROPERTIES (cont'd…)

February 28, 2006	Balance, Beginning of Period	Additions	Written-off	Balance, End of Period
Basis Projects, Mexico *continued…*				
Montoros Project				
Interest in property	52,843	23,750	-	76,593
Administration	5,797	1,042	-	6,839
Field supplies	246	-	-	246
Geochemical	51	-	-	51
Land holding costs	47,135	1,026	-	48,161
Legal	399	-	-	399
Technical surveying and reporting	3,899	-	-	3,899
	110,370	25,818	-	136,188
Martha Project				
Administration	6,262	-	-	6,262
Camp costs	386	-	-	386
Technical surveying and reporting	828	-	-	828
	7,476	-	-	7,476
Other Projects, Mexico				
Reconnaissance Project				
Administration	33,314	1,381	-	34,695
Consulting	17,175	-	-	17,175
Geochemical	445	-	-	445
Legal	600	-	-	600
	51,534	1,381	-	52,915
	$ 12,387,396	$ 8,964,032	$ -	$ 21,351,428

6. MINERAL PROPERTIES (cont'd...)

The Basis Projects Acquisition, Mexico

On January 21, 2004, the Company entered into an option agreement to purchase a 90% interest in any one or all of the mining concessions owned by Grupo Minero Bacis, S.A. de C.V. ("Bacis"). The mining concessions ("Projects") are Cozamin, Claudia, Copala, Promontorio, Montoros, and Martha, which are all located in Mexico. Terms of the option agreement are as follows:

i) Pay US$250,000 upon regulatory approval (January 23, 2004) of the option agreement (paid).

ii) Issue 1,000,000 common shares of the Company on January 23, 2004 (issued) and then issue 1,000,000 common shares of the Company on or before January 23, 2005 (issued) and a further 1,000,000 common shares of the Company on or before January 23, 2006 (issued).

iii) Incur US$1,000,000 in exploration and development expenditures in any one, or jointly in two or more of the Projects on or before January 23, 2005 (incurred).

iv) Incur an additional US$1,500,000 in exploration and development expenditures in any one, or jointly in two or more of the Projects on or before January 23, 2006 (incurred).

v) Incur an additional US$2,000,000 in exploration and development expenditures in any one, or jointly in two or more of the Projects on or before January 23, 2007 (incurred).

vi) Incur an additional US$5,500,000 in exploration and development expenditures in any one, or jointly two or more of the Projects between January 23, 2007 and January 23, 2009.

6. MINERAL PROPERTIES (cont'd...)

The Basis Projects Acquisition, Mexico (cont'd...)

As part of the exploration and development expenditures described above the Company agreed to expend a total of US$5,000,000 on the Cozamin Project. In the event that the Cozamin project is abandoned, the Company's US$10,000,000 obligation shall be credited with the difference between US$5,000,000 and the actual amount of expenditures incurred on the Cozamin project, which credit shall be divided ratably among the years remaining to January 23, 2009. In the event that any of the other Projects are abandoned, the Company's US$10,000,000 obligation shall be credited with the difference between US$1,000,000 and the actual amount of the expenditures incurred on the individual projects, which credit shall be divided ratably among the years remaining to January 23, 2009.

An agreement between the Company, Capstone Mexico and Bacis has been executed, whereby Capstone Mexico has exercised its option to acquire a 90% interest in the Cozamin project. As a 90% holder, the Company has the following obligations; 1) the assumption of indebtedness of US$675,000 plus interest (paid) and 2) when the Cozamin project has achieved commercial production for six months, a US$1,000,000 cash payment or the equivalent value in the Company's common shares shall be paid to Bacis.

Bacis will retain a 1.5% net smelter return ("NSR") royalty on the Projects and a carried 10% interest to completion of a feasibility study, which can be converted at Bacis' option into an additional 1.5% NSR royalty, giving Bacis a total 3% NSR royalty and the Company a 100% interest in the concessions.

7. RELATED PARTIES TRANSACTIONS

During the six months ended February 28, 2006, the Company:

a) Paid or accrued management fees of $90,000 (2005 - $70,200) to a management company controlled by the president and director of the Company.

b) Paid or accrued directors fees of $3,000 (2005 - $3,000) to directors of the Company.

c) Charged rent of $12,000 (2005 - $12,000) and administrative services of $3,000 (2005 - $3,000) to a public company with a director in common.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares, without par value			
Issued			
Balance, August 31, 2005	41,515,556	$ 31,083,134	$ 1,200,260
Issued for mineral property	1,000,000	950,000	-
Issued for brokered private placement	13,049,905	12,397,410	-
Issued for fee on brokered private placement	198,250	188,338	-
Fee on brokered private placement	-	(188,338)	-
Financing fees paid	-	(602,987)	-
Issued for warrants	3,056,758	3,074,649	-
Issued for options	265,000	192,000	-
Agent's option exercised	1,049,370	869,169	-
Issuance costs for agent's options	-	(260,365)	260,365
Stock-based compensation	-	-	166,021
Balance, February 28, 2006	60,134,839	$ 47,703,010	$ 1,626,646

Stock options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants. The Company has implemented a fixed plan, whereby it has reserved 20% of the issued shares for issuance under the plan. Options granted under the plan will have a term not to exceed 5 years and be subject to vesting provisions as follows: 15% on date of grant, 15% every three months for a period of 15 months, and 10% at the end of the next 3 month period. Beginning January 12, 2005 the vesting is as follows: 25% on date of grant and 25% every 3 months for a period of 9 months.

The following stock options were outstanding at February 28, 2006:

Number of Options	Exercise Price	Expiry Date
325,000	$ 0.45	September 15, 2008
615,000	0.75	March 22, 2009
160,000	0.75	May 6, 2009
100,000	0.75	June 11, 2009
480,000	0.95	January 12, 2010
997,500	1.05	March 1, 2010
100,000	0.95	April 20, 2010
25,000	1.05	May 4, 2010
130,000	1.10	January 23, 2011
2,932,500		

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

Stock-based compensation

The total stock-based compensation expense recognized during the six months ended February 28, 2006 under the fair value method was $39,598 (2005 - $159,329). The Company expensed $166,021 (2005 - $172,296) leaving an unamortized balance of $34,376 (2005 - $241,995).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options:

	February 28, 2006	August 31, 2005
Risk-free interest rate	3.82%	3.00%
Expected life of options	2 years	2 years
Annualized volatility	44.97%	46.68%
Dividend rate	0.00%	0.00%

Warrants

At February 28, 2006, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
5,370,228	$ 1.25	May 26, 2006
4,320,403	1.25	December 15, 2007
273,802	1.30	December 15, 2007
13,049,905	1.40	December 21, 2008

9. COMMITMENT

The Company entered into an operating lease agreement for office premises. The annual lease commitment under the lease is as follows:

2006	$ 53,487
2007	71,317
Total	$ 124,804

10. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties located in Mexico. Geographic information is a s follows:

	Total Assets	Property, Plant & Equipment	Mineral Properties	Other Assets
February 28, 2006				
Canada	$ 13,084,158	$ 4,713,917	$ -	$ 8,370,241
Mexico	27,582,584	1,584,914	21,351,428	4,646,242
	$ 40,666,742	$ 6,298,831	$ 21,351,428	$ 13,016,483
August 31, 2005				
Canada	$ 3,369,999	$ 76,550	$ -	$ 3,293,449
Mexico	15,665,349	996,131	12,387,396	2,281,822
	$ 19,035,348	$ 1,072,681	$ 12,387,396	$ 5,575,271

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 28, 2006	February 28, 2005
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ 52,847	$ -

Significant non-cash transactions during the six month period ended February 28, 2006 were as follows:

a) The Company issued 1,000,000 common shares with a value of $950,000 pursuant to the Basis project agreement.

b) The Company recorded the fair value of agent's options at an estimated fair value of $260,365 in connection with a brokered private placement financing (Note 8). This amount is reflected in capital stock and contributed surplus.

c) The Company recorded the fair value of $166,021 for stock options vested during the year in contributed surplus.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

Significant non-cash transactions during the six month period ended February 28, 2005 were as follows:

a) The Company issued 1,000,000 common shares with a value of $1,050,000 pursuant to the Basis project agreement.

b) The Company issued 172,597 common shares for a value of $146,707 as part of the finance fee for the brokered private placement.

c) The Company recorded the fair value of $172,296 for stock options vested during the year in contributed surplus.

12. SUBSEQUENT EVENTS

The following events occurred subsequent to February 28, 2006:

a) The Company issued 868,054 common shares at $1.25 per share pursuant to the exercise of share purchase warrants.

b) The Company issued 26,284 common shares at $1.30 per share pursuant to the exercise of share purchase warrants.

c) The Company issued 2,076,000 common shares at $1.40 per share pursuant to the exercise of share purchase warrants.

d) The Company issued 210,000 common shares at $0.45 pursuant to the exercise stock options.

e) The Company issued 157,000 common shares at $0.75 pursuant to the exercise stock options.

f) The Company issued 100,000 common shares at $0.95 pursuant to the exercise stock options.

g) The Company issued 88,887 common shares at $0.90 pursuant to the exercise of agent's options.

CAPSTONE MINING CORP.
(FORMERLY CAPSTONE GOLD CORP.)
FORM 51-102F1 – MANAGEMENT DISCUSSION & ANALYSIS
FEBRUARY 28, 2006

1.1 Date of Report: April 13, 2006

1.2 Overall Performance

The Company operates in the mineral exploration and development industry and is currently focused on development of 1 advanced project in Mexico and exploration of 4 advanced projects in Mexico all with tonnage and grade defined by underground workings. The Company's focus is to expand the existing copper, silver and gold resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") under the symbol CS (formerly CSG).

During the three-month period ended February 28, 2006 the Company financed all of its activities primarily from a December 15, 2004 private placement for gross proceeds of approximately $8.5 million and a December 21, 2005 private placement for gross proceeds of approximately $12.4 million.

The Company's main focus has been on the **Cozamin** copper-silver-zinc project located 3km north of Zacatecas City, Zacatecas State, Mexico. **Cozamin** is the most advanced of the 5 projects currently in the development stage and is being readied for production in the third quarter of 2006.

The Company has now completed its Phase III underground definition drill program. A total of 115 NQ core holes have been drilled for a total of 18,100 m. An updated resource estimate is currently underway.

Stope preparation has commenced on level 8, with 2 stopes anticipated ready for mining by the end of May. On level 9, drifting in the footwall of the Mala Noche vein and parallel silling out of the ore zone have been completed over 300 m to the east of the main shaft. This will allow for development of 1 new stope. On the central portion of level 9, one existing stope will be rehabilitated. Development on level 10 has commenced with drifting both east and west on this level.

A total of 5 stopes are planned for production mining during the third quarter. Rehabilitation and slashing of the internal ramp connecting level 8 to level 9 is complete. This ramp has been extended below level 10 towards the future level 10.5 which will allow installation of a loading station and dump pocket in the shaft.

The San Ernesto decline ramp from surface to level 8 has been completed. This ramp will be used for access to the mine for personnel and mining equipment and thereby increase the haulage capacity for ore in the shaft.

Underground mining and development is currently being conducted by contractors. The Company has ordered its own fleet of mining equipment which will begin arriving in April. All of the equipment is scheduled to be on site by the end of June.

Crushing plant modifications, including the installation of the 4 foot (1.2m) cone crusher are complete. The plant was successfully commissioned on March 1 and is currently providing sized crushed rock for road gravel both on surface and underground, as well as backfill material around the mill foundation.

Main foundations are complete for both the fine ore bin and the 12'x15' (3.6x4.5m) ball mill. Mechanical installation has begun and is scheduled to be finished by early June. The substation for the new mill is installed on site and awaiting wiring.

Installation of the new and refurbished flotation cells in the plant commenced in early March. All major equipment required for the mill and plant has been purchased and received on site.

1.2 Overall Performance (cont'd...)

Construction of the first lift of the tailings dam expansion started in January and is planned to be complete in May. This 12 m lift is designed to store an additional 4 years of tailings. Refurbishments to the main offices and warehouse are complete and work has commenced on rehabilitating the maintenance shop. The modifications and upgrade of the assay/metallurgical laboratory were completed in January and this facility is now processing mine samples.

Approximately US$335,000 was spent on drilling and US$1,875,000 was spent on deferred development costs in the three-month period ending February 28, 2006.

The **Copala** silver-gold project is located 60km outside of Mazatlan, Sinaloa State, Mexico. The Phase I, 2,400m surface drill program has been completed with a total of 17 drill holes reported in a news release on January 18, 2006. A phase II, 15 hole, drill program of up to 2,500 m is currently underway. The Company has an option to earn a 90% interest in the **Copala** project by spending US$1,000,000 on exploration and development costs, subject to a 1.5% N.S.R. Total costs spent to date on the project are approximately US$1,000,000.

The **Claudia** gold-silver project is located 135km NNW of Durango City, Durango State, Mexico. The Company completed a property wide program of mapping and sampling that has identified four targets that warrant drill testing. A 2,500m drill program is scheduled for 2006.

The **Promontorio** silver-gold project is located 140km NNW of Durango City, Durango State, Mexico. A mapping and sampling program is planned for this year.

The **Montoros** gold-silver project is located 190km NW of Durango City, Durango State, Mexico. A program of rock sampling and mapping is planned for this year.

In summary, for 2006, the Company's exploration and development efforts will primarily focus on the development at the **Cozamin** project and drilling at the **Copala** project.

1.3 Selected Annual Information

The following financial data is selected information for the Company for the most recently completed financial years:

	Aug 31, 2005	Aug 31, 2004	Aug 31, 2003
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and other items	2,465,764	1,323,133	402,087
Basic and diluted loss per common share before discontinued operations and other items	0.07	0.07	0.07
Loss for the year	2,287,205	2,443,545	378,851
Basic and diluted loss per common share	0.06	0.12	0.07
Total assets	19,035,348	9,405,440	1,174,026
Total long-term financial liabilities	-	-	-
Cash dividends	-	-	-

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reported in Canadian dollars.

1.4 Results of Operations

The consolidated loss for the six-month period ended February 28, 2006 was $823,017 or $0.02 per share. This compares to a loss of $890,449 or $0.02 per share for the same period in 2005. The consolidated loss before other items and exchange gain/loss for the period ended February 28, 2006 was $1,019,240. This compares to a loss of $955,943 for the same period in 2005. The difference of $63,297 relates to professional fees and transfer and regulatory fees.

As at February 28, 2006 the company has no mineral properties in production and therefore income is limited to interest earned on cash and short-term investments. Interest income at February 28, 2006 totalled $57,311 (2005 - $112,330).

Capitalized resource expenditures for the six-month period ended February 28, 2006 increased $8,964,032 (2005 - $3,321,511).

At the **Cozamin** copper-silver-zinc project, expenditures for the six-month period ended February 28, 2006 total $6,460,665 (2005 - $2,088,944), which includes $2,193,563 of deferred development costs, $1,305,655 of site preparation, $1,154,971 of underground development, $1,073,665 for drilling, $309,433 for engineering and feasibility studies and $126,035 for assays and geochemical.

At the **Copala** silver-gold project, expenditures for the six-month period ended February 28, 2006 total $680,171 (2005 - $97,953), which includes $380,334 in drilling costs, $82,067 for assay costs, $159,596 in administration costs, and $29,536 for site preparation.

At the **Claudia, Promontorio and Montoros** gold-silver projects, expenditures for the six-month period ended February 28, 2006 total $8,478, $4,765 and $2,068 respectively (2005 - $44,875, $19,105 and $3,966 respectively), which includes monies spent on land holding costs and administration.

1.5 Summary of Quarterly Results

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005	May 31, 2005
Total revenues	$ -	$ -	$ -	$ -
Loss before discontinued operations and other items	238,116	647,774	1,206,514	258,954
Basic and diluted loss per common share before discontinued operations and other items	0.01	0.01	0.03	0.01
Loss for the period	203,495	619,522	1,126,045	270,711
Basic and diluted loss per common share	0.01	0.01	0.03	0.01
Total assets	40,666,742	20,386,527	19,035,348	19,266,089
Total long-term financial liabilities	-	-	-	-
Cash dividends	-	-	-	-

1.5 Summary of Quarterly Results (cont'd...)

	Feb 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004
Total revenues	$ -	$ -	$ -	$ -
Loss before discontinued operations and other items	363,080	637,216	573,159	402,605
Basic and diluted loss per common share before discontinued operations and other items	0.01	0.02	0.03	0.02
Loss for the period	265,515	624,934	1,245,332	388,105
Basic and diluted loss per common share	0.01	0.02	0.6	0.01
Total assets	18,366,246	8,892,067	9,405,440	10,135,694
Total long-term financial liabilities	-	-	-	-
Cash dividends	-	-	-	-

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reported in Canadian dollars.

1.6 Liquidity

As at February 28, 2006, the Company's cash and equivalents and short term investments increased by $5,773,489 to $9,761,228 due to the completion of the December 21, 2005 private placement for gross proceeds of approximately $12.4 million. This is consistent with an increase of $5,394,355 for the same period last year.

At February 28, 2006, the Company's working capital was $10,223,623 (2005 - $11,653,238). On December 21, 2005 the Company completed a private placement for gross proceeds of approximately $12.4 million. These funds provide sufficient working capital for the Company to complete its 2006 development program at **Cozamin** and carry out its day to day obligations. An estimate of US$3,000,000 in site closure and reclamation costs has been recorded this quarter.

The Company received $3,074,649 in proceeds from the exercise of warrants, $869,169 from the exercise of Agent's options and $192,000 from the exercise of stock options for the period ended February 28, 2006.

1.7 Capital Resources

The capital resource of the Company is its mineral properties valued at $21,351,428.

The Company has fulfilled its first, second and third requirement in the option agreement with Grupo Minero Bacis, S.A. de C.V. ("Bacis") to incur US$1 million in exploration and development expenditures before January 23, 2005, incur US$1.5 million on or before January 23, 2006 and incur US$2 million on or before January 23, 2007 in any or jointly in two or more of its projects. The Company has also incurred approximately US$5 million in exploration and development expenditures that will go towards the requirement to incur an additional US$5.5 million on or before January 23, 2009.

An agreement between the Company, Capstone Mexico and Bacis has been executed, whereby Capstone Mexico has exercised its option to acquire a 90% interest in the **Cozamin** project. As a 90% holder, the Company has the following obligations; 1) the assumption of indebtedness of US$675,000 plus interest (Libor plus 6%), this was paid on December 30, 2005 and 2) when the **Cozamin** project has achieved commercial production for six months, a US$1,000,000 cash payment or the equivalent value in the Company's common shares shall be paid to Bacis.

1.8 Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

1.9 Transactions with Related Parties

During the six-month period ending February 28, 2006, a management company controlled by Darren Pylot, President, CEO and a director of the Company, received $15,000 per month (2005 - $11,700 per month) to perform the presidential and managing director duties on behalf of the Company. Also the Company charged $12,000 (2005 - $12,000) rent and $3,000 (2005 - $3,000) for administrative services to a public company with a director in common. The Company paid directors fees of $3,000 (2005 - $3,000) to directors of the Company.

1.10 Second Quarter

During the second quarter the Company focused its development efforts on the **Cozamin** copper-silver-zinc project located in the Zacatecas State, Mexico. The Company's exploration and development budget from December 2005 to March 2006 for all of its Mexican projects is US$4,500,000 of which US$4,200,000 is committed to the current exploration and development work on the **Cozamin** project.

1.11 Proposed Transactions

The Company has 90% of its budget directed at the development of the **Cozamin** project in 2006. The Company will complete its planned development and pre-production programs.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies

N/A

1.14 Financial Instruments and Other Instruments

Cash and equivalents are not subject to currency risks. The Company does not believe it is subject to any significant credit risk although cash and equivalents are held in excess of federally insured limits, with a major Canadian banking institution.

Taxes receivable due from the Mexican government is subject to a currency risk arising from the fluctuations in the Mexican Peso.

The Company's other financial instruments consist of goods and service tax receivable, account payable and accrued liabilities, commercial production obligation and site closure and reclamation costs. In management's opinion, the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying values.

1.15 Other MD&A Requirements

Disclosure of Outstanding Share Date:

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares, without par value			
Issued			
Balance, August 31, 2005	41,515,556	$ 31,083,134	$ 1,200,260
Issued for mineral properties	1,000,000	950,000	-
Issued for brokered private placement	13,049,905	12,397,410	-
Issued for fee on brokered private placement	198,250	188,338	-
Fee on brokered private placement	-	(188,338)	-
Financing fees paid	-	(602,987)	-
Issued for warrants	3,056,758	3,074,649	-
Issued for options	265,000	192,000	-
Agent's options exercised	1,049,370	869,169	-
Issuance costs for agent's options	-	(260,365)	260,365
Stock-based compensation	-	-	166,021
Balance, February 28, 2006	60,134,839	$ 47,703,010	$ 1,626,646

The following stock options were outstanding at February 28, 2006:

Number of Options	Exercise Price	Expiry Date
325,000	0.45	September 15, 2008
615,000	0.75	March 22, 2009
160,000	0.75	May 6, 2009
100,000	0.75	June 11, 2009
480,000	0.95	January 12, 2010
997,500	1.05	March 1, 2010
100,000	.95	April 20, 2010
25,000	1.05	May 4, 2010
130,000	1.10	January 23, 2011
2,932,500		

1.15 Other MD&A Requirements (cont'd…)

At February 28, 2006, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
5,370,228	$ 1.25	May 26, 2006
4,320,403	1.25	December 15, 2007
273,802	1.30	December 15, 2007
13,049,905	1.40	December 21, 2008

Other information

Additional information relating to the Company, including the Company's AIF is on SEDAR at www.sedar.com.

Form 52-109F2 ***Certification of Interim Filings***

I, Darren M. Pylot, President and Chief Executive Officer of Capstone Mining Corp. (formerly Capstone Gold Corp.), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Capstone Mining Corp. (the "issuer") for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 13, 2006

Darren M. Pylot
President and Chief Executive Officer

Form 52-109F2 *Certification of Interim Filings*

I, Jason P. Howe, Chief Financial Officer of Capstone Mining Corp. (formerly Capstone Gold Corp.), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Capstone Mining Corp. (the "issuer") for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 13, 2006

Jason P. Howe
Chief Financial Officer


RECEIVED

CAPSTONE GOLD CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

NOVEMBER 30, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended November 30, 2005.

CAPSTONE GOLD CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited – prepared by management)

	November 30, 2005	August 31, 2005 (Audited)
ASSETS		
Current		
Cash and equivalents	$ 672,240	$ 935,370
Short-term investments (Note 3)	-	3,052,369
Due from related parties (Note 7)	-	708
Receivable	-	5,000
Taxes receivable (Note 4)	1,704,941	1,258,112
Prepaid expenses	179,905	323,712
	2,557,086	5,575,271
Property and equipment (Note 5)	1,609,469	1,072,681
Mineral properties (Note 6)	16,219,972	12,387,396
	$ 20,386,527	$ 19,035,348
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 840,673	$ 823,503
Due to related parties (Note 7)	-	11,208
	840,673	834,711
Shareholders' equity		
Capital stock (Note 8)	32,894,971	31,083,134
Contributed surplus (Note 8)	1,353,162	1,200,260
Deficit	(14,702,279)	(14,082,757)
	19,545,854	18,200,637
	$ 20,386,527	$ 19,035,348

Nature of operations (Note 2)
Subsequent events (Note 12)
On behalf of the Board:

"Darren Pylot" Director "Tony Chan" Director

CAPSTONE GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – prepared by management)

	Three Months Ended November 30, 2005	Three Months Ended November 30, 2004
GENERAL AND ADMINISTRATIVE EXPENSES		
Amortization	$ 6,703	$ 7,872
Conferences	12,284	9,189
Consulting fees	2,451	19,000
Directors fees	-	1,500
Exchange loss	142,280	263,422
Insurance	13,914	12,843
Interest and bank charges	603	663
Investor relations	58,109	52,168
Management fees	45,000	35,100
Office and administration	20,357	18,541
Professional fees	46,995	17,290
Rent	16,496	16,109
Stock-based compensation (Note 8)	152,902	74,716
Telephone	12,839	7,219
Transfer and regulatory fees	11,497	5,937
Travel and accommodation	26,246	22,109
Wages	79,098	73,538
	(647,774)	(637,216)
OTHER ITEMS		
Loss on sale of securities	-	(2,483)
Gain on sale of property and equipment	5,562	-
Interest income	22,690	14,765
	28,252	12,282
Loss for the period	(619,522)	(624,934)
Deficit, beginning of period	(14,082,757)	(11,795,552)
Deficit, end of period	$ (14,702,279)	$ (12,420,486)
Basic and diluted loss per common share	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	43,256,274	26,859,194

CAPSTONE GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	Three Months Ended November 30, 2005	Three Months Ended November 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (619,522)	$ (624,934)
Items not affecting cash:		
Amortization	6,703	7,872
Accrued interest income	-	7,246
Loss on sale of securities	-	2,483
Gain on sale of property and equipment	(5,562)	-
Stock-based compensation	152,902	74,716
Changes in non-cash working capital items:		
Decrease in receivable	5,000	-
Decrease (increase) in taxes receivable	(446,829)	250,065
Decrease (increase) in prepaid expenses	143,807	(114,301)
Increase (decrease) in accounts payable and accrued liabilities	17,170	(352,135)
Decrease (increase) in due from related parties	708	(67)
Decrease in due to related parties	(11,208)	-
Cash flows used in operating activities	(756,831)	(749,055)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of capital stock	861,837	388,980
Capital stock issuance costs	-	-
Cash flows provided by financing activities	861,837	388,980
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(537,929)	(5,080)
Short-term investments	3,052,369	1,000,000
Mineral properties	(2,882,576)	(692,459)
Cash flows used in investing activities	(368,136)	302,461
Change in cash and equivalents during the period	(263,130)	(57,614)
Cash and equivalents, beginning of period	935,370	516,040
Cash and equivalents, end of period	$ 672,240	$ 458,426

Supplemental disclosure with respect to cash flows (Note 12)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements include the accounts of Capstone Gold Corp. ("the Company"), Capstone Gold, S.A. de C.V. ("Capstone Mexico"), Silverstone Resources Corp. ("Silverstone Canada") and Silverstone Resources, S.A. de C.V. (Silverstone Mexico"). All significant intercompany balances and transactions have been eliminated. These unaudited interim consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These unaudited interim consolidated statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company is in the business of exploring and developing mineral properties.

3. SHORT-TERM INVESTMENTS

	November 30, 2005	August 31, 2005
Canadian Dollar Guaranteed Investment Certificate	$ -	$ 3,052,369

4. TAXES RECEIVABLE

Taxes receivable relates to Value Added Taxes of $1,682,024 paid in Mexico that the Company is entitled to as well as GST in Canada of $22,917.

5. PROPERTY AND EQUIPMENT

	November 30, 2005			August 31, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 49,790	$ 8,340	$ 41,450	$ 45,669	$ 7,339	$ 38,330
Computer equipment	193,106	34,513	158,593	182,716	31,094	151,622
Communication equipment	113,470	1,046	112,424	113,053	926	112,127
Mine equipment	1,149,576	633	1,148,943	653,256	633	652,623
Vehicles	149,266	13,803	135,463	116,963	13,803	103,160
Leasehold improvements	28,157	15,561	12,596	28,157	13,338	14,819
	$ 1,683,365	$ 73,896	$ 1,609,469	$ 1,139,814	$ 67,133	$ 1,072,681

6. MINERAL PROPERTIES

November 30, 2005	Balance, Beginning of Period	Additions	Written-off	Balance, End of Period
Basis Projects, Mexico				
Cozamin Project				
Interest in property	$ 2,893,290	$ 720,462	-	$ 3,613,752
Administration	1,401,401	474,548	-	1,875,949
Assay costs and geochemical	257,722	42,456	-	300,178
Drilling	2,432,977	678,499	-	3,111,476
Engineering and feasibility studies	314,076	111,411	-	425,487
Environmental costs	264,994	48,301	-	313,295
Lab, field supplies and camp costs	42,511	22,413	-	64,924
Land holding costs	229,053	(32,275)	-	196,778
Legal	56,303	3,643	-	59,946
Site preparation	130,543	242,686	-	373,229
Technical surveying and reporting	639,422	54,631	-	694,053
Underground development	2,170,372	805,056	-	2,975,428
	10,832,664	3,171,831	-	14,004,495

- continued -

6. MINERAL PROPERTIES (cont'd…)

November 30, 2005	Balance, Beginning of Period	Additions	Written-off	Balance, End of Period
Basis Projects, Mexico *Continued…*				
Claudia Project				
Interest in property	184,950	83,683	-	268,633
Administration	80,313	-	-	80,313
Assay costs and geochemical	19,875	-	-	19,875
Field supplies and camp costs	7,183	-	-	7,183
Land holding costs	99,927	-	-	99,927
Legal	454	-	-	454
Site preparation	1,632	-	-	1,632
Technical surveying and reporting	39,414		-	39,414
	433,748	83,683	-	517,431
Copala Project				
Interest in property	211,371	95,000	-	306,371
Administration	244,289	59,945	-	304,234
Assay costs and geochemical	48,161	41,617	-	89,778
Drilling	18,493	286,026	-	304,519
Environmental costs	7,030	226	-	7,256
Field supplies and camp costs	15,621	5,642	-	21,263
Land holding costs	78,315	-	-	78,315
Legal	5,989	5,233	-	11,222
Site preparation	-	20,991	-	20,991
Technical surveying and reporting	98,931	1,697	-	100,628
	728,200	516,377	-	1,244,577
Promontorio Project				
Interest in property	79,264	35,625	-	114,889
Administration	62,853	-	-	62,853
Assay costs and geochemical	5,271	-	-	5,271
Field supplies and camp costs	5,791	-	-	5,791
Land holding costs	50,450	-	-	50,450
Legal	567	-	-	567
Technical surveying and reporting	19,208	-	-	19,208
	223,404	35,625	-	259,029

- continued -

6. MINERAL PROPERTIES (cont'd...)

November 30, 2005	Balance, Beginning of Period	Additions	Written-off	Balance, End of Period
Basis Projects, Mexico *continued...*				
Montoros Project				
Interest in property	52,843	23750	-	76,593
Administration	5,797	-	-	5,797
Field supplies	246	-	-	246
Geochemical	51	-	-	51
Land holding costs	47,135	-	-	47,135
Legal	399	-	-	399
Technical surveying and reporting	3,899	-	-	3,899
	110,370	23,750	-	134,120
Martha Project				
Administration	6,262	-	-	6,262
Camp costs	386	-	-	386
Technical surveying and reporting	828	-	-	828
	7,476	-	-	7,476
Other Projects, Mexico				
Reconnaissance Projects				
Administration	33,314	1,310	-	34,624
Consulting	17,175	-	-	17,175
Geochemical	445	-	-	445
Legal	600	-	-	600
	51,534	1,310	-	52,844
	$ 12,387,396	$ 3,832,576	$ -	$ 16,219,972

6. MINERAL PROPERTIES (cont'd…)

The Basis Projects Acquisition, Mexico

On January 21, 2004, the Company entered into an option agreement to purchase a 90% interest in any one or all of the mining concessions owned by Grupo Minero Bacis, S.A. de C.V. ("Bacis"). The mining concessions ("Projects") are Cozamin, Claudia, Copala, Promontorio, Montoros, and Martha, which are all located in Mexico. Terms of the option agreement are as follows:

i) Pay US$250,000 upon regulatory approval (January 23, 2004) of the option agreement (paid).

ii) Issue 1,000,000 common shares of the Company on January 23, 2004 (issued) and then issue 1,000,000 common shares of the Company on or before January 23, 2005 (issued) and a further 1,000,000 common shares of the Company on or before January 23, 2006 (issued).

iii) Incur US$1,000,000 in exploration and development expenditures in any or jointly in two or more of the Projects on or before January 23, 2005 (incurred).

iv) Incur an additional US$1,500,000 in exploration and development expenditures in any or jointly in two or more of the Projects on or before January 23, 2006 (incurred).

v) Incur an additional US$2,000,000 in exploration and development expenditures in any or jointly in two or more of the Projects on or before January 23, 2007 (incurred).

vi) Incur an additional US$5,500,000 in exploration and development expenditures in any or jointly two or more of the Projects between January 23, 2007 and January 23, 2009.

6. MINERAL PROPERTIES (cont'd…)

The Basis Projects Acquisition, Mexico (cont'd…)

As part of the exploration and development expenditures described above the Company agreed to expend a total of US$5,000,000 on the Cozamin project. In the event that the Cozamin project is abandoned, the Company's US$10,000,000 obligation shall be credited with the difference between US$5,000,000 and the actual amount of expenditures incurred on the Cozamin project, which credit shall be divided ratably among the years remaining to January 23, 2009. In the event that any of the other Projects are abandoned, the Company's US$10,000,000 obligation shall be credited with the difference between US$1,000,000 and the actual amount of the expenditures incurred on the individual projects, which credit shall be divided ratably among the years remaining to January 23, 2009.

An agreement between the Company, Capstone Mexico and Bacis has been executed, whereby Capstone Mexico has exercised its option to acquire a 90% interest in the Cozamin project. As a 90% holder, the Company has the following obligations; 1) the assumption of indebtedness of US$675,000 plus interest (Libor plus 6%) and 2) when the Cozamin project has achieved commercial production for six months, a US$1,000,000 cash payment or the equivalent value in the Company's common shares shall be paid to Bacis.

Bacis will retain a 1.5% net smelter return ("NSR") royalty on the projects and a carried 10% interest to completion of a feasibility study, which can be converted at Bacis' option into an additional 1.5% NSR royalty, giving Bacis a total 3% NSR royalty and the Company a 100% interest in the concessions.

7. RELATED PARTIES TRANSACTIONS

During the quarter ended November 30 2005, the Company:

a) Paid or accrued management fees of $45,000 (2004 - $35,100) to a management company controlled by the president and director of the Company. At November 30, 2005, the amount receivable from this company was $Nil (2004 - $975).

b) Paid or accrued directors fees of $Nil (2004 - $1,500) to directors of the Company.

c) Charged rent of $6,000 (2004 - $6,000) and administrative services of $1,500 (2004 - $1,500) to a public company with a director in common.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares, without par value			
Issued			
Balance, August 31, 2005	41,515,556	$ 31,083,134	$ 1,200,260
Issued for mineral properties	1,000,000	950,000	-
Issued for warrants	939,499	428,075	-
Issued for options	87,500	61,125	-
Agent's option exercised	480,920	372,637	-
Stock-based compensation	-	-	152,902
Balance, November 30, 2005	44,023,475	$ 32,894,971	$ 1,353,162

Stock options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants. The Company has implemented a fixed plan, whereby it has reserved 20% of the issued shares for issuance under the plan. Options granted under the plan will have a term not to exceed 5 years and be subject to vesting provisions as follows: 15% on date of grant, 15% every three months for a period of 15 months, and 10% at the end of the next 3 month period. Beginning January 12, 2005 the vesting is as follows: 25% on date of grant and 25% every 3 months for a period of 9 months.

The following stock options were outstanding at November 30, 2005:

Number of Options	Exercise Price	Expiry Date
360,000	$ 0.45	September 15, 2008
625,000	0.75	March 22, 2009
175,000	0.75	May 6, 2009
100,000	0.75	June 11, 2009
50,000	0.55	July 25, 2009
500,000	0.95	January 12, 2010
1,045,000	1.05	March 1, 2010
100,000	0.95	April 20, 2010
25,000	1.05	May 4, 2010
2,980,000		

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

Stock-based compensation

The total stock-based compensation expense recognized during the three months ended November 30, 2005 under the fair value method was $Nil (2004 - $Nil). The Company expensed $152,902 (2004 - $74,716) leaving an unamortized balance of $7,898 (2004 - $180,245).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options:

	November 30, 2005	August 31, 2005
Risk-free interest rate	3.00%	3.00%
Expected life of options	2 years	2 years
Annualized volatility	46.68%	46.68%
Dividend rate	0.00%	0.00%

Warrants

At November 30, 2005, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
6,486,614	$1.25	January 26, 2006
5,070,402	1.25	December 15, 2007

9. COMMITMENT

The Company entered into an operating lease agreement for office premises. The annual lease commitment under the lease is as follows:

2006	$ 80,231
2007	71,317
Total	$ 151,548

10. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties located in Mexico. Geographic information is as follows:

	Total Assets	Property and Equipment	Mineral Properties	Other Assets
November 30, 2005				
Canada	$ 596,298	$ 75,123	$ -	$ 521,175
Mexico	19,790,229	1,534,346	16,219,972	2,035,911
	$ 20,386,527	$ 1,609,469	$ 16,219,972	$ 2,557,086
August 31, 2005				
Canada	$ 3,369,999	$ 76,550	$ -	$ 3,293,449
Mexico	15,665,349	996,131	12,387,396	2,281,822
	$ 19,035,348	$ 1,072,681	$ 12,387,396	$ 5,575,271

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	November 30, 2005	November 30, 2004
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the year for interest	$ -	$ -

Significant non-cash transactions during the three month period ended November 30, 2005 were as follows:

a) The Company issued 1,000,000 common shares with a value of $950,000 pursuant to the Basis project agreement.

b) The Company recorded the fair value of $152,902 for stock options vested during the year in contributed surplus.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd…)

Significant non-cash transactions during the three month period ended November 30, 2004 were as follows:

a) The Company recorded the fair value of $74,716 for stock options vested during the year in contributed surplus.

12. SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2005:

a) The Company issued 77,824 common shares pursuant to the exercise of agent's options at $0.90 per option.

b) The Company completed a brokered private placement of 12,999,905 units at $0.95 per unit, for gross proceeds of $12,349,910. Each unit consists of one common share and one transferable common share purchase warrant, with each warrant entitling the holder to purchase one common share of the Company for three years from the date of closing at $1.40. In addition the Company completed a non-brokered private placement for 50,000 units.

   The Company paid an agents' fee equal to 6% of the gross proceeds of the brokered private placement in a combination of cash and units. Also, the Agents were granted 779,994 compensation options which will entitle the Agents to purchase one common share of the Company for three years from the date of closing at an exercise price of $1.02.

   All securities issued and issuable pursuant to this financing will be subject to a four-month hold period that expires on April 22, 2006.

c) The Company paid the remaining debt on the Cozamin project in the amount of US$675,000 plus interest of US$49,694.77.

d) An agreement among Capstone Mexico, Silverstone Resources, S.A. de C.V. ("Silverstone Mexico"), a wholly owned subsidiary of the Company, and Bacis whereby Capstone Mexico has agreed to assign to Silverstone Mexico all rights and obligations of Capstone Mexico to acquire the interest in the Company's silver-gold exploration properties, the Copala, Claudia, Promontorio, Montoros and Martha properties (collectively, the "Exploration Properties"), and that upon regulatory approval, the Company and Capstone Mexico will assign their respective obligations required for the exercise of the option to acquire a 90% interest in the Exploration Properties to Silverstone Resources Corp. ("Silverstone Canada") and Silverstone Mexico. Pursuant to this restructuring, Silverstone and Silverstone Mexico have entered into an option agreement with Bacis to acquire the 90% interest in the Exploration Properties and the Company and Capstone Mexico have entered into an amended and restated option agreement with Bacis in regard of their respective interests in the Cozamin Property.

1.1 Date of Report: January 13, 2006

1.2 Overall Performance

The Company operates in the mineral exploration and development industry and is currently focused on exploration and development of 5 advanced projects in Mexico all with tonnage and grade defined by underground workings. The Company's focus is to expand the existing copper, silver and gold resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") under the symbol CSG.

During the three-month period ended November 30, 2005 the Company financed all of its activities primarily from a December 15, 2004 private placement for gross proceeds of approximately $8.5 million.

The Company's main focus has been on the **Cozamin** copper-silver-zinc project located 3km north of Zacatecas City, Zacatecas State, Mexico. **Cozamin** is the most advanced of the 5 projects currently in the development stage and is being readied for production in 2006.

The Company has completed a total of 15,328 meters of its Phase III underground definition drill program. A total of 105 underground holes have been drilled to date, with an additional 2,700 meters of deeper drilling in 9 holes planned as part of the current phase III program to be completed by the end of February 2006. An updated resource estimate will be undertaken in 2006 after completion of the Phase III program. The Company has presently drilled over 30,000 meters from surface and underground. A total of 222 m of drifting to the east on level 9 have been completed with an additional 248 m of drifting planned for level 9. Ramping down to level 10 has been completed and by the end of January 2006, crosscuts to the shaft on level 10 will be completed and 40m of ramp below level 10 to cross cut the vein will be completed. 361 m of ramp from surface was completed. The completion of this surface utility ramp is planned for the end of February 2006. The process plant upgrade to an initial 1,000 tpd is underway with construction activities in the crushing and grinding areas.

Approximately US$550,000 was spent on drilling in the three-month period ending November 30, 2005 and the estimated cost to complete the underground drilling is US$200,000.

The **Copala** silver-gold project is located 60km outside of Mazatlan, Sinaloa State, Mexico. The Phase I, 2,500m surface drill program has been extended to 4,000m with results from 2 holes reported in a news release on September 29, 2005. The Company has completed a total of 17 drill holes with assays being reported when they are made available to the Company from the laboratory. The Company has an option to earn a 90% interest in the **Copala** project by spending US$1,000,000 on exploration and development costs, subject to a 1.5% N.S.R. Total costs spent to date on the project are approximately US$800,000.

The **Claudia** gold-silver project is located 135km NNW of Durango City, Durango State, Mexico. The Company completed a property wide program of mapping and sampling that has identified four targets that warrant drill testing. A 2,500m drill program is scheduled for 2006.

The **Promontorio** silver-gold project is located 140km NNW of Durango City, Durango State, Mexico. A mapping and sampling program is planned for this year.

The **Montoros** gold-silver project is located 190km NW of Durango City, Durango State, Mexico. A program of rock sampling and mapping is planned for this year.

In summary, for 2006, the Company's exploration and development efforts will primarily focus on the development at the **Cozamin** project and drilling at the **Copala** project.

1.3 Selected Annual Information

The following financial data is selected information for the Company for the most recently completed financial years:

	Aug 31, 2005	Aug 31, 2004	Aug 31, 2003
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and other items	2,465,764	1,323,133	402,087
Basic and diluted loss per common share before discontinued operations and other items	0.07	0.07	0.07
Loss for the year	2,287,205	2,443,545	378,851
Basic and diluted loss per common share	0.06	0.12	0.07
Total assets	19,035,348	9,405,440	1,174,026
Total long-term financial liabilities	-	-	-
Cash dividends	-	-	-

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reported in Canadian dollars.

1.4 Results of Operations

The consolidated loss for the three-month period ended November 30, 2005 was $619,522 or $0.01 per share. This compares to a loss of $624,934 or $0.02 per share for the same period in 2004. The consolidated loss before other items and exchange gain/loss for the year ended November 30, 2005 was $505,494. This compares to a loss of $373,794 for the same period in 2004. The difference of $131,700 relates to $78,186 stock-based compensation (a non-cash item), legal fees and wages.

As at November 30, 2005 the company has no mineral properties in production and therefore income is limited to interest earned on cash and short-term investments. Interest income at November 30, 2005 totalled $22,690 (2004 - $14,765). This increase is a result of the larger cash balance on hand resulting from the December 15, 2004, $8.5 million private placement.

Capitalized resource expenditures for the three-month period ended November 30, 2005 increased $3,832,576 (2004 - $692,459).

At the **Cozamin** copper-silver-zinc project, expenditures for the three-month period ended November 30, 2005 total $2,451,369 (2004 - $678,252), which includes $805,056 of underground development, $678,499 in drilling, $48,301 in environmental costs, $111,411 for engineering and feasibility studies, $42,456 for assays, $474,548 in administration and $242,686 in site preparation costs.

At the **Copala** silver-gold project, expenditures for the three-month period ended November 30, 2005 total $421,377 (2004 - $Nil), which includes $286,026 in drilling costs, $41,617 for assay costs, $59,945 in administration costs, and $20,991 for site preparation.

At the **Claudia, Promontorio and Montoros** gold-silver projects, there were no expenditures for the three-month period ended November 30, 2005 (2004 - $20,202, $3,581 and $859 respectively).

1.5 Summary of Quarterly Results

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

	Nov 30, 2005	Aug 31, 2005	May 31, 2005	Feb 28, 2005
Total revenues	$ -	$ -	$ -	$ -
Loss before discontinued operations and other items	647,774	1,206,514	258,954	363,080
Basic and diluted loss per common share before discontinued operations and other items	0.01	0.03	0.01	0.01
Loss for the period	619,522	1,126,045	270,711	265,515
Basic and diluted loss per common share	0.01	0.03	0.01	0.01
Total assets	20,386,527	19,035,348	19,266,089	18,366,246
Total long-term financial liabilities	-	-	-	-
Cash dividends	-	-	-	-

	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004
Total revenues	$ -	$ -	$ -	$ -
Loss before discontinued operations and other items	637,216	573,159	402,605	181,539
Basic and diluted loss per common share before discontinued operations and other items	0.02	0.03	0.02	0.01
Loss for the period	624,934	1,245,332	388,105	644,278
Basic and diluted loss per common share	0.02	0.6	0.01	0.04
Total assets	8,892,067	9,405,440	10,135,694	10,387,883
Total long-term financial liabilities	-	-	-	-
Cash dividends	-	-	-	-

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reported in Canadian dollars.

1.6 Liquidity

As at November 30, 2005, the Company's cash and equivalents and short term investments decreased by $3,315,499 to $672,240 due to increased expenditures on drilling and development activities at the **Cozamin** project. This is consistent with a decrease of $1,064,860 for the same period last year with the greater expenditures in 2005 relating to increased drilling and development on the project.

1.6 Liquidity (cont'd...)

At November 30, 2005, the Company's working capital was $1,716,413 (2004 - $4,837,004). On December 21, 2005 the Company completed a private placement for gross proceeds of approximately $12.35 million. These funds provide sufficient working capital for the Company to complete its 2006 development program at **Cozamin** and carry out its day to day obligations. The Company had no long-term debt in either period.

The Company received $428,075 in proceeds from the exercise of warrants, $61,125 from the exercise of stock options and $372,637 from the exercise of Agent's options for the period ended November 30, 2005.

1.7 Capital Resources

The capital resource of the Company is its mineral properties valued at $16,219,972.

The Company has fulfilled its first, second and third requirement in the option agreement with Grupo Minero Bacis, S.A. de C.V. ("Bacis") to incur US$1 million in exploration and development expenditures before January 23, 2005, incur US$1.5 million on or before January 23, 2006 and incur US$2 million on or before January 23, 2007 in any or jointly in two or more of its projects. The Company has also incurred approximately US$5 million in exploration and development expenditures that will go towards the requirement to incur an additional US$5.5 million on or before January 23, 2009.

An agreement between the Company, Capstone Mexico and Bacis has been executed, whereby Capstone Mexico has exercised its option to acquire a 90% interest in the **Cozamin** project. As a 90% holder, the Company has the following obligations; 1) the assumption of indebtedness of US$675,000 plus interest (Libor plus 6%), this was paid on December 30, 2005 and 2) when the **Cozamin** project has achieved commercial production for six months, a US$1,000,000 cash payment or the equivalent value in the Company's common shares shall be paid to Bacis.

1.8 Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

1.9 Transactions with Related Parties

During the year ended November 30, 2005, a management company controlled by Darren Pylot, President, CEO and a director of the Company, received $15,000 per month (2004 - $11,700 per month) to perform the presidential and managing director duties on behalf of the Company. Also the Company charged $6,000 (2004 - $6,000) rent and $1,500 (2004 - $1,500) for administrative services to a public company with a director in common.

1.10 First Quarter

During the first quarter the Company focused its development efforts on the **Cozamin** copper-silver-zinc project located in the Zacatecas State, Mexico. The Company's exploration and development budget from September to December 2005 for all of its Mexican projects is US$3,000,000 of which US$2,750,000 is committed to the current exploration and development work on the **Cozamin** project.

1.11 Proposed Transactions

The Company has 90% of its budget directed at the development of the **Cozamin** project in 2006. The Company will complete its planned development and pre-production programs. The Company is currently completing studies that it deems appropriate for the further development of the project.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies

N/A

1.14 Financial Instruments and Other Instruments

Cash and equivalents are not subject to currency risks. The Company does not believe it is subject to any significant credit risk although cash and equivalents are held in excess of federally insured limits, with a major Canadian banking institution.

Taxes receivable due from the Mexican government is subject to a currency risk arising from the fluctuations in the Mexican Peso.

The Company's other financial instruments consist of goods and service tax receivable and account payable and accrued liabilities. In management's opinion, the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying values.

1.15 Other MD&A Requirements

Disclosure of Outstanding Share Date:

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares, without par value			
Issued			
Balance, August 31, 2005	41,515,556	$ 31,083,134	$ 1,200,260
Issued for mineral properties	1,000,000	950,000	-
Issued for warrants	939,499	428,075	-
Issued for options	87,500	61,125	-
Agent's options exercised	480,920	372,637	-
Stock-based compensation	-	-	152,902
Balance, November 30, 2005	44,023,475	$ 32,894,971	$ 1,353,162

The following stock options were outstanding at November 30, 2005:

Number of Options	Exercise Price	Expiry Date
360,000	0.45	September 15, 2008
625,000	0.75	March 22, 2009
175,000	0.75	May 6, 2009
100,000	0.75	June 11, 2009
50,000	0.55	July 25, 2009
500,000	0.95	January 12, 2010
1,045,000	1.05	March 1, 2010
100,000	.95	April 20, 2010
25,000	1.05	May 4, 2010
2,980,000		

1.15 Other MD&A Requirements (cont'd...)

At November 30, 2005, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
6,486,614	$ 1.25	January 26, 2006
5,070,402	1.25	December 15, 2007

Other information

Additional information relating to the Company, including the Company's AIF is on SEDAR at www.sedar.com.

Form 52-109F2 *Certification of Interim Filings*

I, Darren M. Pylot, President and Chief Executive Officer of Capstone Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Capstone Gold Corp. (the "issuer") for the interim period ending November 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 13, 2006

Darren M. Pylot
President and Chief Executive Officer

Form 52-109F2 ***Certification of Interim Filings***

I, Jason P. Howe, Chief Financial Officer of Capstone Gold Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Capstone Gold Corp. (the "issuer") for the interim period ending November 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 13, 2006

Jason P. Howe
Chief Financial Officer


RECEIVED

CAPSTONE GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Capstone Gold Corp.

We have audited the consolidated balance sheets of Capstone Gold Corp. as at August 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada

Chartered Accountants

November 8, 2005

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CAPSTONE GOLD CORP.
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2005	2004
ASSETS		
Current		
Cash and equivalents	$ 935,370	$ 516,040
Short-term investments (Notes 3 and 10)	3,052,369	5,030,135
Marketable securities (Note 4)	-	14,500
Due from related parties (Note 8)	708	31,509
Receivable	5,000	-
Taxes receivable (Note 5)	1,258,112	482,637
Prepaid expenses	323,712	99,757
	5,575,271	6,174,578
Property and equipment (Note 6)	1,072,681	170,592
Mineral properties (Note 7)	12,387,396	3,060,270
	$ 19,035,348	$ 9,405,440
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 823,503	$ 478,469
Due to related parties (Note 8)	11,208	8,200
	834,711	486,669
Shareholders' equity		
Capital stock (Note 9)	31,083,134	19,988,634
Contributed surplus (Note 9)	1,200,260	725,689
Deficit	(14,082,757)	(11,795,552)
	18,200,637	8,918,771
	$ 19,035,348	$ 9,405,440

Nature and continuance of operations (Note 1)
Subsequent events (Note 14)
On behalf of the Board:

"Darren M. Pylot" Director "Tony Chan" Director

The accompanying notes are an integral part of these consolidated financial statements.

CAPSTONE GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2005	2004
GENERAL AND ADMINISTRATIVE EXPENSES		
Amortization	$ 45,287	$ 29,520
Conferences	29,719	45,275
Consulting fees	32,730	90,690
Directors fees	10,000	4,000
Foreign exchange loss	202,609	118,612
Insurance	22,085	-
Interest and bank charges	2,376	4,668
Investor relations	175,838	165,998
Management fees	210,200	131,900
Office and administration	107,787	72,629
Professional fees	266,818	186,174
Rent	64,597	24,292
Stock-based compensation (Note 9)	588,546	177,372
Telephone	38,180	20,249
Transfer and regulatory fees	70,757	85,353
Travel and accommodation	116,294	77,152
Wages	481,941	89,249
	(2,465,764)	(1,323,133)
OTHER ITEMS		
Cost recovery on deferred exploration	-	14,500
Loss on sale of marketable securities	(2,483)	-
Gain on sale of property and equipment	31,021	-
Interest income	195,977	57,459
Write-off of mineral properties	(45,956)	(1,192,371)
	178,559	(1,120,412)
Loss for the year	(2,287,205)	(2,443,545)
Deficit, beginning of year	(11,795,552)	(9,352,007)
Deficit, end of year	$(14,082,757)	$(11,795,552)
Basic and diluted loss per common share	$ (0.06)	$ (0.12)
Weighted average number of common shares outstanding	36,473,606	20,028,177

The accompanying notes are an integral part of these consolidated financial statements.

CAPSTONE GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED AUGUST 31

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (2,287,205)	$ (2,443,545)
Items not affecting cash:		
Amortization	45,287	29,520
Accrued interest income	(22,234)	(30,135)
Cost recovery on deferred exploration	-	(14,500)
Loss on sale of marketable securities	2,483	-
Gain on sale of property and equipment	(31,021)	-
Stock-based compensation	588,546	177,372
Write-off of mineral properties	45,956	1,192,371
Changes in non-cash working capital items:		
Increase in receivable	(5,000)	-
Increase in taxes receivable	(775,475)	(477,642)
Increase in prepaid expenses	(223,955)	(95,705)
Increase in accounts payable and accrued liabilities	74,972	288,973
(Increase) decrease in due from related parties	30,801	(31,509)
Increase (decrease) in due to related parties	3,008	(9,482)
Cash flows used in operating activities	(2,553,837)	(1,414,282)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of long-term debt	-	(60,000)
Proceeds from issuance of capital stock	10,440,424	10,119,552
Capital stock issuance costs	(509,899)	(628,956)
Cash flows provided by financing activities	9,930,525	9,430,596
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(1,188,838)	(197,787)
Proceeds from sale of property and equipment	126,793	-
Short-term investments	2,000,000	(5,000,000)
Proceeds from sale of marketable securities	12,017	-
Mineral properties	(7,907,330)	(2,967,028)
Cash flows used in investing activities	(6,957,358)	(8,164,815)
Change in cash and equivalents during the year	419,330	(148,501)
Cash and equivalents, beginning of year	516,040	664,541
Cash and equivalents, end of year	$ 935,370	$ 516,040

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and is in the process of exploring its mineral properties in Mexico.

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade mineral on any of its properties. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company's operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these consolidated financial statements.

	2005	2004
Working capital	$ 4,740,560	$ 5,687,909
Deficit	(14,082,757)	(11,795,552)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Silverstone Resources Corp. located in Canada and Capstone Gold S.A. de C.V. and Silverstone Resources S.A. de C.V. located in Mexico. All inter-company transactions and accounts have been eliminated upon consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Short-term investments

Short-term investments include Canadian guaranteed investment certificates with a major Canadian Banking Institution. These investments are stated at cost plus accrued interest and their carrying value approximates their fair market value.

Marketable securities

Marketable securities are recorded at the lower of cost or market value on an aggregate basis. Realized gains or losses on sale of securities are determined based on the specific cost basis.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided annually over the estimated useful life using the following methods:

Office furniture and equipment	20% declining balance
Computer equipment	30% declining balance
Communication equipment	20% straight-line
Vehicles	30% straight-line
Mine equipment	12% straight-line
Leasehold improvements	Term of lease

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Foreign currency translation

The accounts of the Company's integrated foreign subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate in effect at the balance sheet date. Non-monetary assets and liabilities and revenues and expenses are translated at the rates prevailing on the respective transaction dates. Foreign exchange gains and losses are included in loss for the year.

Stock-based compensation

The Company uses the fair value-based methodology for measuring compensation costs whereby all awards to employees and non-employees are recorded at fair value on the date of the grant and the associated expense is amortized to operations over the vesting period.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this proved to be anti-dilutive.

Basic loss per common share is calculated using the weighted-average number of common shares outstanding during the year.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are calculated using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess

Comparative figures

Comparative figures have been reclassified, where applicable, to conform with the current year's presentation.

3. SHORT-TERM INVESTMENTS

	2005	2004
Canadian Dollar Guaranteed Investment Certificate	$ 3,052,369	$ 5,030,135

4. MARKETABLE SECURITIES

	2005	2004
25,000 common shares of Corex Gold Corporation (market value 2004 - $10,250)	$ -	$ 14,500

During the year, the Company sold the 25,000 common shares of Corex Gold Corporation with a resulting loss of $2,483.

5. TAXES RECEIVABLE

Taxes receivable relates to Value Added Taxes of $1,236,393 (2004 - $468,310) paid in Mexico that the Company is entitled to as well as GST in Canada of $21,719 (2004 - $14,327).

6. PROPERTY AND EQUIPMENT

	2005			2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 45,669	$ 7,339	$ 38,330	$ 27,147	$ 3,436	$ 23,711
Computer equipment	182,716	31,094	151,622	71,222	11,739	59,483
Communication equipment	113,053	926	112,127	-	-	-
Mine equipment	653,256	633	652,623	-	-	-
Vehicles	116,963	13,803	103,160	74,926	11,239	63,687
Leasehold improvements	28,157	13,338	14,819	28,157	4,446	23,711
	$ 1,139,814	$ 67,133	$ 1,072,681	$ 201,452	$ 30,860	$ 170,592

7. MINERAL PROPERTIES

2005	Balance, Beginning of Year	Additions	Written-off	Balance, End of Year
Basis Projects, Mexico				
Cozamin Project				
Interest in property	$ 789,731	$ 2,103,559	$ -	$ 2,893,290
Administration	293,111	1,108,290	-	1,401,401
Assay costs and geochemical	87,093	170,629	-	257,722
Drilling	784,445	1,648,532	-	2,432,977
Engineering and feasibility studies	-	314,076	-	314,076
Environmental costs	28,143	236,851	-	264,994
Lab, field supplies and camp costs	13,848	28,663	-	42,511
Land holding costs	22,616	206,437	-	229,053
Legal	8,539	47,764	-	56,303
Site preparation	3,472	127,071	-	130,543
Technical surveying and reporting	184,233	455,189	-	639,422
Underground development	-	2,170,372	-	2,170,372
	2,215,231	8,617,433	-	10,832,664

- Continued -

7. MINERAL PROPERTIES (cont'd...)

2005	Balance, Beginning of Year	Additions	Written-off	Balance, End of Year
Basis Projects, Mexico *continued...*				
Claudia Project				
Interest in property	70,873	114,077	-	184,950
Administration	45,959	34,354	-	80,313
Assay costs and geochemical	9,936	9,939	-	19,875
Field supplies and camp costs	4,343	2,840	-	7,183
Land holding costs	54,730	45,197	-	99,927
Legal	931	(477)	-	454
Site preparation	1,528	104	-	1,632
Technical surveying and reporting	27,668	11,746	-	39,414
	215,968	217,780	-	433,748
Copala Project				
Interest in property	70,873	140,498	-	211,371
Administration	98,135	146,154	-	244,289
Assay costs and geochemical	48,906	(745)	-	48,161
Drilling	-	18,493	-	18,493
Environmental costs	-	7,030	-	7,030
Field supplies and camp costs	2,837	12,784	-	15,621
Land holding costs	38,177	40,138	-	78,315
Legal	2,556	3,433	-	5,989
Technical surveying and reporting	47,658	51,273	-	98,931
	309,142	419,058	-	728,200
Promontorio Project				
Interest in property	70,873	8,391	-	79,264
Administration	43,311	19,542	-	62,853
Assay costs and geochemical	6,212	(941)	-	5,271
Field supplies and camp costs	4,965	826	-	5,791
Land holding costs	30,744	19,706	-	50,450
Legal	2,010	(1,443)	-	567
Technical surveying and reporting	9,092	10,116	-	19,208
	167,207	56,197	-	223,404

- Continued -

7. MINERAL PROPERTIES (cont'd...)

2005	Balance, Beginning of Year	Additions	Written-off	Balance, End of Year
Other Projects, Mexico *continued...*				
Montoros Project				
Interest in property	70,873	(18,030)	-	52,843
Administration	1,197	4,600	-	5,797
Field supplies	232	14	-	246
Geochemical	51	-	-	51
Land holding costs	29,255	17,880	-	47,135
Legal	399	-	-	399
Technical surveying and reporting	3,899	-	-	3,899
	105,906	4,464	-	110,370
Martha Project				
Administration	1,719	4,543	-	6,262
Camp costs	365	21	-	386
Technical surveying and reporting	5,003	(4,175)	-	828
	7,087	389	-	7,476
Other Projects, Mexico				
Reconnaissance Project				
Administration	991	32,323	-	33,314
Consulting	2,053	15,122	-	17,175
Geochemical	-	445	-	445
Legal	600	-	-	600
	3,644	47,890	-	51,534
Guijoso Project				
Administration	8,597	(32)	(8,565)	-
Field supplies and camp costs	1,846	-	(1,846)	-
Geochemical	5,934	-	(5,934)	-
Land holding costs	8,876	-	(8,876)	-
Technical surveying and reporting	10,832	1,978	(12,810)	-
	36,085	1,946	(38,031)	-
Portree Project				
Consulting	-	7,336	(7,336)	-
Land holding costs	-	494	(494)	-
Travel	-	95	(95)	-
	-	7,925	(7,925)	-
	$ 3,060,270	$ 9,373,082	$ (45,956)	$ 12,387,396

7. MINERAL PROPERTIES (cont'd...)

2004	Balance, Beginning of Year	Additions	Written-off	Balance, End of Year
Lilas Project, Costa Rica				
Option payments on mineral concessions	$ 176,661	$ -	$ (176,661)	$ -
Consulting	19,504	-	(19,504)	-
Drilling costs	185,750	-	(185,750)	-
Geochemical and geotechnical	6,529	-	(6,529)	-
Project supervision	63,453	-	(63,453)	-
Site preparation	2,474	-	(2,474)	-
Technical reports	8,368	-	(8,368)	-
	462,739	-	(462,739)	-
Ventanas Project, Mexico				
Interest in property	-	37,500	(37,500)	-
Administration	12,299	100,972	(113,271)	-
Camp costs	-	48,599	(48,599)	-
Drilling	-	229,899	(229,899)	-
Geochemical	2,660	72,667	(75,327)	-
Land holding costs	-	63,210	(63,210)	-
Legal	-	4,681	(4,681)	-
Management fee	-	46,725	(46,725)	-
Site preparation	-	20,709	(20,709)	-
Technical surveying and reporting	20,415	69,296	(89,711)	-
	35,374	694,258	(729,632)	-
Cozamin Project				
Interest in property	-	789,731	-	789,731
Administration	-	293,111	-	293,111
Assay costs and geochemical	-	87,093	-	87,093
Field supplies and camp costs	-	13,848	-	13,848
Drilling	-	784,445	-	784,445
Environmental costs	-	28,143	-	28,143
Land holding costs	-	22,616	-	22,616
Legal	-	8,539	-	8,539
Site preparation	-	3,472	-	3,472
Technical surveying and reporting	-	184,233	-	184,233
	-	2,215,231	-	2,215,231

- Continued -

7. **MINERAL PROPERTIES** (cont'd…)

2004	Balance, Beginning of Year	Additions	Written-off	Balance, End of Year
Claudia Project				
Interest in property	-	70,873	-	70,873
Administration	-	45,959	-	45,959
Field supplies and camp costs	-	4,343	-	4,343
Geochemical	-	9,936	-	9,936
Land holding costs	-	54,730	-	54,730
Legal	-	931	-	931
Site preparation	-	1,528	-	1,528
Technical surveying and reporting	-	27,668	-	27,668
	-	215,968	-	215,968
Copala Project				
Interest in property	-	70,873	-	70,873
Administration	-	98,135	-	98,135
Assay costs and geochemical	-	48,906	-	48,906
Field supplies and camp costs	-	2,837	-	2,837
Land holding costs	-	38,177	-	38,177
Legal	-	2,556	-	2,556
Technical surveying and reporting	-	47,658	-	47,658
	-	309,142	-	309,142
Promontorio Project				
Interest in property	-	70,873	-	70,873
Administration	-	43,311	-	43,311
Assay costs and geochemical	-	6,212	-	6,212
Field supplies and camp costs	-	4,965	-	4,965
Land holding costs	-	30,744	-	30,744
Legal	-	2,010	-	2,010
Technical surveying and reporting	-	9,092	-	9,092
	-	167,207	-	167,207
Montoros Project				
Interest in property	-	70,873	-	70,873
Administration	-	1,197	-	1,197
Field supplies	-	232	-	232
Geochemical	-	51	-	51
Land holding costs	-	29,255	-	29,255
Legal	-	399	-	399
Technical surveying and reporting	-	3,899	-	3,899
	-	105,906	-	105,906

- Continued -

7. MINERAL PROPERTIES (cont'd...)

2004	Balance, Beginning of Year	Additions	Written-off	Balance, End of Year
Martha Project				
Administration	-	1,719	-	1,719
Camp costs	-	365	-	365
Technical surveying and reporting	-	5,003	-	5,003
	-	7,087	-	7,087
Other Projects, Mexico				
Guijoso Project				
Administration	-	8,597	-	8,597
Field supplies and camp costs	-	1,846	-	1,846
Geochemical	-	5,934	-	5,934
Land holding costs	-	8,876	-	8,876
Technical surveying and reporting	-	10,832	-	10,832
	-	36,085	-	36,085
Reconnaissance Project				
Administration	-	991	-	991
Consulting	-	2,053	-	2,053
Legal	-	600	-	600
	-	3,644	-	3,644
	$ 498,113	$ 3,754,528	$ (1,192,371)	$ 3,060,270

Title to mineral properties

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has diligently investigated rights of ownership of all of the mineral concessions in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, this should not be construed as a guarantee of title. The concessions may be subject to prior claims, agreements or transfers and rights of ownership may be affected by undetected defects.

The Basis Projects, Mexico

On January 21, 2004, the Company entered into an option agreement to purchase a 90% interest in any one or all of the mining concessions owned by Compania Minera Basis, S.A. de C.V. and Cozamin S.A. de C.V. (the "Optionors"). The mining concessions ("Projects") are the Cozamin, Claudia, Copala, Promontorio, Montoros, and Martha, which are all located in Mexico. Terms of the option agreement are as follows:

7. MINERAL PROPERTIES (cont'd...)

The Basis Projects, Mexico (cont'd...)

i) Pay US$250,000 upon regulatory approval (January 23, 2004) of the option agreement (paid).

ii) Issue 1,000,000 common shares of the Company on January 23, 2004 (issued) and then issue 1,000,000 common shares of the Company on or before January 23, 2005 (issued) and a further 1,000,000 common shares of the Company on or before January 23, 2006.

iii) Incur US$1,000,000 in exploration and development expenditures in any one, or jointly in two or more of the Projects on or before January 23, 2005 (incurred).

iv) Incur an additional US$1,500,000 in exploration and development expenditures in any one, or jointly in two or more of the Projects on or before January 23, 2006 (incurred).

v) Incur an additional US$2,000,000 in exploration and development expenditures in any one, or jointly in two or more of the Projects on or before January 23, 2007 (incurred).

vi) Incur an additional US$5,500,000 in exploration and development expenditures in any one, or jointly two or more of the Projects between January 23, 2007 and January 23, 2009.

As part of the exploration and development expenditures described above the Company agreed to expend a total of US$5,000,000 on the Cozamin Project. In the event that the Cozamin project is abandoned, the Company's US$10,000,000 obligation shall be credited with the difference between US$5,000,000 and the actual amount of expenditures incurred on the Cozamin project, which credit shall be divided ratably among the years remaining to January 23, 2009. In the event that any of the other Projects are abandoned, the Company's US$10,000,000 obligation shall be credited with the difference between US$1,000,000 and the actual amount of the expenditures incurred on the individual projects, which credit shall be divided ratably among the years remaining to January 23, 2009.

If the Company decides to exercise its option on the Cozamin Project, it has agreed to assume the remaining debt that currently exists on the Project. The Company has paid US$1,100,000 of the debt and, subject to regulatory approval and the execution of final documentation, will assume the remaining balance outstanding of US$675,000 plus interest (which is at Libor plus 6%). In addition, if the Cozamin Project goes into commercial production the Company has agreed to pay the optionors US$1,000,000 in cash or shares of the Company at the Company's election.

The optionors will retain a 1.5% net smelter return ("NSR") royalty on the Projects and a carried 10% interest to completion of a feasibility study, which can be converted at the optionors' option into an additional 1.5% NSR royalty, giving the optionors a 3% NSR royalty and the Company a 100% interest in the concessions.

Other Projects, Mexico

Guijoso and Portree Projects, Mexico

During the year, management decided not to continue with its interest in the Guijoso and Portree projects and accordingly, the deferred exploration costs were written off to operations.

7. MINERAL PROPERTIES (cont'd...)

Lilas Project, Costa Rica

On January 27, 2004, the Company received a termination notice from Corex Gold Corp. ("Corex") to terminate its option to acquire up to a 70% interest in the Lilas Gold property. The Company received 25,000 common shares of Corex pursuant to the terms of the option agreement before termination notices.

On January 31, 2004 the Company's option agreement with Tierra Colorada Inc. to acquire a 100% interest in the Lilas Project properties located in Guanacaste, Costa Rica expired. Accordingly, the Company has written-off $462,739 of mineral property costs in 2004.

Ventanas Project, Mexico

On August 10, 2004 the Company advised Minas de Sanluis, S.A. de C.V. a 100% owned subsidiary of Wheaton River Minerals Ltd. that it will not be proceeding with any further work or payments pursuant to the exercise of the option under the Option Agreement. Accordingly, the Company has written-off $729,632 of mineral property costs in 2004.

8. RELATED PARTIES TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $Nil (2004 - $41,600) to directors of the Company. The Company allocated $Nil (2004 - $21,600) of these fees to mineral properties as deferred exploration costs.

b) Paid or accrued management fees of $160,200 (2004 - $131,900) to a management company controlled by the president and director of the Company. At August 31, 2005, the amount receivable from this company was $708 (2004 - $908) and the amount payable to the director in common was $11,208 (2004 - $Nil).

c) Paid a bonus of $50,000 (2004 - $20,000) to a management company controlled by the president and director of the Company.

d) Paid or accrued legal fees of $Nil (2004 - $12,500) to a former director of the Company. At August 31, 2005, the amount payable was $Nil (2004 - $8,200).

e) Paid or accrued directors fees of $10,000 (2004 - $4,000) to directors of the Company.

f) Charged rent of $Nil (2004 - $2,500) to a former director of the Company.

g) Charged rent of $24,000 (2004 - $12,000) and administrative services of $6,000 (2004 - $Nil) to a public company with a director in common. The amount receivable from this company at August 31, 2005 was $Nil (2004 - $30,551).

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties. The amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares, without par value			
Issued			
Balance, August 31, 2003	6,760,809	$ 9,412,664	$ 52,241
Issued for private placement	3,501,832	1,050,550	-
Issued for settlement of accounts payable	30,000	23,700	-
Issued for mineral properties	1,125,000	787,500	-
Issued for warrants	2,576,989	726,003	-
Issued for options	22,500	4,500	-
Issued for brokered private placement	12,144,998	9,108,749	-
Issued for fee on brokered private placement	155,660	116,745	-
Fee on brokered private placement	-	(116,745)	-
Financing fees paid	-	(628,956)	-
Stock-based compensation	-	-	177,372
Fair value of agent's options	-	(508,517)	508,517
Agent's option exercised	-	12,441	(12,441)
Balance, August 31, 2004	26,317,788	19,988,634	725,689
Issued for brokered private placement	10,068,206	8,557,975	-
Issued for fee on brokered private placement	172,597	146,707	-
Fee on brokered private placement	-	(146,707)	-
Financing fees paid	-	(509,899)	-
Issued for mineral properties	1,000,000	1,050,000	-
Issued for warrants	2,305,585	1,000,234	-
Issued for stock options	695,809	165,537	-
Stock-based compensation on stock options exercised	-	110,303	(110,303)
Stock-based compensation	-	-	588,546
Agent's options exercised	955,571	1,015,064	(298,386)
Issuance costs for agent's options	-	(294,714)	294,714
Balance, August 31, 2005	41,515,556	$ 31,083,134	$ 1,200,260

On September 8, 2003, the Company issued 3,501,832 units at a price of $0.30 per unit for gross proceeds of $1,050,550 of which $770,250 had been received during fiscal 2003. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share on or before September 8, 2005. The Company also paid fees of $58,858 in cash and 113,480 share purchase warrants with the same terms as the private placement. The fair value of the share purchase warrants of $18,577 was allocated to capital stock and contributed surplus.

On January 26, 2004, the Company issued 12,144,998 units at a price of $0.75 per unit for gross proceeds of $9,108,749. Each unit consisted of one common share of the Company and one half share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share for two years at $1.00 on or before January 26, 2005 or at $1.25 on or before January 26, 2006.

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

The Company paid an agents' fee of $570,098 in cash, issued 155,660 units with the same terms of the private placement and 1,457,400 agents' options where each agents' option is exercisable at $0.75 on or before January 26, 2005 into units with the same terms of the private placement. The fair value of the agents' options of $489,940 was allocated to capital stock and contributed surplus. A total of $12,441 was reversed into share capital and contributed surplus due to the exercise of agents' options during the year.

On December 15, 2004, the Company issued 10,068,206 units at a price of $0.85 per unit for gross proceeds of $8,557,975. Each unit consists of one common share and one-half of a transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company for three years at $1.25 on or before December 15, 2007.

The Company paid an agents' fee of $509,899 in cash, issued 172,597 units with the same terms of the private placement and 1,006,820 agents' options which will entitle the agents to purchase, at an exercise price of $0.90, one common share and one half of one non-transferable common share purchase warrant. Each whole agent warrant will be exercisable into one common share for three years at $1.30 on or before December 15, 2007. The fair value of the agent's options of $294,714 was allocated to capital stock and contributed surplus.

A total of 955,571 agent's options were exercised at $0.75 per option. Accordingly, $298,386 was transferred from contributed surplus to capital stock.

Stock options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants. The Company has implemented a fixed plan, whereby it has reserved 20% of the issued shares for issuance under the plan. Options granted under the plan will have a term not to exceed 5 years and be subject to vesting provisions as follows: 15% on date of grant, 15% every three months for a period of 15 months, and 10% at the end of the next 3 month period. Beginning January 12, 2005 the vesting is as follows: 25% on date of grant and 25% every 3 months for a period of 9 months.

Stock options transactions and the number of stock options outstanding are summarized as follows:

	2005		2004	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,093,309	$ 0.52	635,809	$ 0.21
Cancelled	-		-	-
Granted	1,670,000	1.01	1,480,000	0.65
Exercised	(695,809)	0.24	(22,500)	0.20
Outstanding, end of year	3,067,500	$ 0.68	2,093,309	$ 0.52
Options exercisable, end of year	2,232,500	$ 0.85	1,181,309	$ 0.39
Weighted average fair value of options granted during fiscal 2005 and 2004		$ 0.30		$ 0.26

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

Stock Options (cont'd...)

The following stock options were outstanding at August 31, 2005:

Number of Options	Exercise Price	Expiry Date
5,000	$ 0.30	July 24, 2008
367,500	0.45	September 15, 2008
700,000	0.75	March 22, 2009
175,000	0.75	May 6, 2009
100,000	0.75	June 11, 2009
50,000	0.55	July 25, 2009
500,000	0.95	January 12, 2010
1,045,000	1.05	March 1, 2010
100,000	0.95	April 20, 2010
25,000	1.05	May 4, 2010
3,067,500		

Stock-based compensation

The total stock-based compensation recognized under the fair value method was $494,383 (2004 - $377,527), using the Black-Scholes option-pricing model. The Company expensed $588,546 (2004 - $177,372) leaving an unamortized balance of $160,799 (2004 - $254,962).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during 2005 and 2004:

	2005	2004
Risk-free interest rate	3.00%	2.29%
Expected life of options	2 years	2 years
Annualized volatility	46.68%	88.78%
Dividend rate	0.00%	0.00%

9. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2005	2004
Balance, beginning of year	9,220,570	2,031,917
Granted	5,598,187	9,765,642
Exercised	(2,305,585)	(2,576,989)
Expired	-	-
Balance, end of year	12,513,172	9,220,570

At August 31, 2005, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
894,656	$0.40	September 8, 2005
6,498,114	1.25	January 26, 2006
5,120,402	1.25	December 15, 2007

Agent's options

At August 31, 2005, the following unexercised agents options were outstanding:

Number of Shares	Exercise Price	Expiry Date
501,829	$0.75	January 26, 2005
1,006,820	0.90	December 15, 2007

10. FINANCIAL INSTRUMENTS

Cash and equivalents and short-term investments are not subject to currency risks. The Company does not believe it is subject to any significant credit risk although cash and equivalents and short-term investments are held in excess of federally insured limits, with a major Canadian banking institution.

Taxes receivable due from the Mexican government is subject to a currency risk arising from the fluctuations in the Mexican Peso.

10. FINANCIAL INSTRUMENTS (cont'd...)

The Company's other financial instruments consist of marketable securities, goods and service tax receivable, receivable, due from/to related parties and account payable and accrued liabilities. In management's opinion, the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying values.

11. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties located in Mexico. Geographic information is as follows:

	Total Assets	Property and Equipment	Mineral Properties	Other Assets
2005				
Canada	$ 3,369,999	$ 76,550	$ -	$ 3,293,449
Mexico	15,665,349	996,131	12,387,396	2,281,822
	$ 19,035,348	$ 1,072,681	$ 12,387,396	$ 5,575,271
2004				
Canada	$ 5,696,668	$ 93,990	$ -	$ 5,602,678
Mexico	3,708,772	76,602	3,060,270	571,900
	$ 9,405,440	$ 170,592	$ 3,060,270	$ 6,174,578

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	$ -	$ 5,457

Significant non-cash transactions during the year ended August 31, 2005 were as follows:

a) The Company issued 1,000,000 common shares with a value of $1,050,000 pursuant to the Basis project agreement.

b) The Company issued 172,597 common shares with a value of $146,707 as part of the finance fee for a brokered private placement.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

c) The Company sold drilling equipment with a value of $145,690 in exchange for drilling costs incurred in the mineral properties.

d) Included in mineral property costs is $270,062 which relates to accounts payable and accrued liabilities.

e) The Company recorded the fair value of $588,546 for stock options vested during the year in contributed surplus.

f) The Company recorded the fair value of agents' options at an estimated fair value of $294,714 in connection with a brokered private placement financing (Note 9). This amount is reflected in capital stock and contributed surplus.

g) The Company recorded $298,386 for agent's options exercised during the year in capital stock and contributed surplus.

h) The Company recorded $110,303 for stock options exercised during the year in capital stock and contributed surplus

Significant non-cash transactions for the year ended August 31, 2004 were as follows:

a) The Company issued 125,000 common shares with a value of $37,500 pursuant to the Ventanas project option agreement (Note 7).

b) The Company received 25,000 common shares of Corex with a value of $14,500 pursuant to Lilas project option agreement (Note 7).

c) The Company issued 30,000 common shares to settle debt of $23,700.

d) The Company issued 1,000,000 common shares with a value of $750,000 pursuant to the Basis project agreement (Note 7).

e) The Company issued 155,660 common shares with a value of $116,745 as part of the finance fee for the brokered private placement.

f) The Company recorded the fair value of $177,372 for stock options vested during the year in contributed surplus.

g) The Company recorded the fair value of agents' options at a fair value of $508,517 in connection with a brokered private placement financing (Note 9). This amount is reflected in capital stock and contributed surplus.

h) The Company recorded $12,441 for agent's options exercised during the year in capital stock and contributed surplus.

i) The Company issued 2,567,500 common shares for $770,250 which were share subscriptions received at August 31, 2003.

13. INCOME TAXES

A reconciliation of income taxes (recovery) at statutory rates with the reported taxes (recovery) is as follows:

		2005		2004
Loss for the year	$	(2,287,205)	$	(2,443,545)
Expected income tax recovery at statutory rates	$	(815,451)	$	(869,095)
Non-deductible items		300,733		388,306
Deductible items		(153,024)		-
Unrecognized benefits of non-capital losses		667,742		480,789
Total income tax recovery	$	-	$	-

The significant components of the Company's future income tax assets are as follows:

		2005		2004
Future income tax assets				
Mineral properties	$	323,000	$	5,700
Property, plant and equipment		29,500		18,800
Share issuance costs		346,400		-
Other future income tax assets		29,800		29,800
Non-capital losses available for future periods		1,298,200		669,900
		2,026,900		724,200
Less: valuation allowance		(2,026,900)		(724,200)
	$	-	$	-

The Company has non-capital losses for Canadian income tax purposes of approximately $3,700,000, which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2015. In addition, the Company has exploration and development expenditures of approximately $4,100,000 and capital losses of approximately $3,800,000 available to reduce taxable income and capital gains of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements due to the uncertainty of their realization.

14. SUBSEQUENT EVENTS

The following events occurred subsequent to August 31, 2005:

a) The Company issued 1,000,000 common shares pursuant to the option agreement dated January 21, 2004, as outlined in Note 7.

b) The Company issued 877,999 common shares at $0.40 per share pursuant to the exercise of share purchase warrants.

c) The Company issued 61,500 common shares at $1.25 per share pursuant to the exercise of share purchase warrants.

d) The Company issued 5,000 common shares at $0.30 per share and 7,500 common shares at $0.45 per share pursuant to the exercise of stock options.

e) The Company issued 213,347 common shares pursuant to the exercise of agent's options at $0.75 per option.

f) The Company issued 79,645 common shares pursuant to the exercise of agent's options at $0.90 per option.

1.1 Date of Report: November 25, 2005

1.2 Overall Performance

The Company operates in the mineral exploration and development industry and is currently focused on exploration and development of 5 advanced projects in Mexico all with tonnage and grade defined by underground workings. The Company's focus is to expand the existing copper, silver and gold resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") under the symbol CSG.

During the three-month period ended August 31, 2005 the Company financed all of its activities primarily from a December 15, 2004 private placement for gross proceeds of approximately $8.5 million.

The Company's main focus has been on the **Cozamin** copper-silver-zinc project located 3km north of Zacatecas City, Zacatecas State, Mexico. **Cozamin** is the most advanced of the 5 projects currently in the development stage and is being readied for production in 2006.

The Company has completed a total of 13,500 meters of its Phase III underground definition drill program. A total of 100 underground holes have been drilled to date, with an additional 2,700 meters of deeper drilling in 8 holes planned as part of the current phase III program to be completed by the end of January 2006. An updated resource estimate will be undertaken in 2006 after completion of the Phase III program. The Company has presently drilled over 30,000 meters from surface and underground. Underground development includes over 1,500 meters of crosscuts, surface and underground access ramps and 19 drill stations. The San Roberto Mine sector has been dewatered and rehabilitated down to the previously operated level 9. A total of 170 m of drifting to the east on level 9 have been completed with an additional 400 m of drifting planned for level 9 which is expected to be completed by the end of February 2006. Ramping down to the future level 10, which is 60 meters below level 9, has been started with the rehabilitation of a previous ramp and the driving of 160 m of new ramp. By December 2005, this ramp to level 10 is planned to be completed and additional working faces will be established by drifting east and west on level 10. This ramp will also be extended down to level 10.5 where loading pockets will be constructed to the extended shaft. From underground, 250 m of up-ramp above level 8 have been rehabilitated and 15 m driven. The completion of this surface utility ramp is planned for the end of February 2006. Detailed engineering and procurement for the process plant upgrade to an initial 1,000 tpd is underway with construction activities beginning in December 2005 in the crushing and grinding areas.

Approximately US$400,000 was spent on drilling in the three-month period ending August 31, 2005 and the estimated cost to complete the underground drilling is US$750,000.

A technical report on initial resource estimates for **Cozamin** was completed on October 31, 2005 by Peter A. Christopher, PhD, P.Eng. of Peter Christopher & Associates Inc. and Gary H. Giroux, MASc, P.Eng. of Giroux Consultants Ltd. This report can be viewed at www.sedar.com.

The Company is currently completing studies that it deems appropriate for the further development of the project. These studies will outline the planned yearly production levels, capital and operating costs, environmental plans and tailings dam expansions, as well as detailed metallurgy and production timelines.

1.2 Overall Performance (cont'd...)

The **Copala** silver-gold project is located 60km outside of Mazatlan, Sinaloa State, Mexico. The Phase I, 2,500m surface drill program has commenced with results from 2 holes reported in a news release on September 29, 2005. The Company plans to complete a total of 14 drill holes by the end of this month with assays being reported when they are made available to the Company from the laboratory. The Company has an option to earn a 90% interest in the **Copala** project by spending US$1,000,000 on exploration and development costs, subject to a 1.5% N.S.R.

The **Claudia** gold-silver project is located 135km NNW of Durango City, Durango State, Mexico. The Company completed a property wide program of mapping and sampling that has identified four targets that warrant drill testing. A 3,000m drill program is scheduled for next year.

The **Promontorio** silver-gold project is located 14km NNW of Durango City, Durango State, Mexico. A mapping and sampling program started in 2004 will be continued next year.

The **Montoros** gold-silver project is located 190km NW of Durango City, Durango State, Mexico. A program of rock sampling and mapping is planned for next year.

In summary, for 2005, the Company's exploration and development efforts will primarily focus on the underground development at the **Cozamin** project and drilling at the **Copala** project.

1.3 Selected Annual Information

The following financial data is selected information for the Company for the most recently completed financial years:

	Aug 31, 2005	Aug 31, 2004	Aug 31, 2003
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and other items	2,465,764	1,323,133	402,087
Basic and diluted loss per common share before discontinued operations and other items	0.07	0.07	0.07
Loss for the year	2,287,205	2,443,545	378,851
Basic and diluted loss per common share	0.06	0.12	0.07
Total assets	19,035,348	9,405,440	1,174,026
Total long-term financial liabilities	-	-	-
Cash dividends	-	-	-

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reported in Canadian dollars.

1.4 Results of Operations

The consolidated loss for the year ended August 31, 2005 was $2,287,205 or $0.06 per share. This compares to a loss of $2,443,545 or $0.12 per share for the same period in 2004. The consolidated loss before other items and exchange gain/loss for the year ended August 31, 2005 was $2,263,155. This compares to a loss of $1,204,521 for the same period in 2004. The difference of $1,058,634 relates to $411,174 stock-based compensation (a non-cash item), insurance, marketing, rent, travel, and wages.

The increased expenditures for the year ended August 31, 2005 compared to the same period in 2004 are due to the increased activities of the Company. In general this relates to the additional staffing at the **Cozamin** project and travel to and from Mexico.

As at August 31, 2005 the company has no mineral properties in production and therefore income is limited to interest earned on cash and short-term investments. Interest income at August 31, 2005 totalled $195,977 (2004 - $57,459). This increase is a result of the larger cash balance on hand resulting from the December 15, 2004, $8.5 million private placement.

Capitalized resource expenditures for the year ended August 31, 2005 increased $9,327,126 (2004 - $2,562,157).

At the **Cozamin** copper-silver-zinc project, expenditures for the year ended August 31, 2005 total $6,513,874 (2004 - $1,425,500), which includes $2,170,372 of underground development, $1,648,532 in drilling, $236,851 in environmental costs, $169,885 for contract geologists, $314,076 for engineering and feasibility studies, $174,659 for assays, $1,108,290 in administration and $285,304 in other feasibility costs (including consulting, geotechnical, technical reports, geophysical , surveying and metallurgical).

At the **Claudia** gold-silver project, expenditures for the year ended August 31, 2005 total $103,703 (2004 - $145,095), which includes mapping and sampling costs of $7,769, technical reports of $6,921, administration of $34,354 and assay costs and geochemical of $9,939.

At the **Copala** silver-gold project, expenditures for the year ended August 31, 2005 total $278,560 (2004 - $238,269), which includes $18,493 in drilling costs, $7,030 for environmental costs, $4,821 for technical reports, $25,989 for contract geologists, $146,154 in administration cost, and $33,247 for mapping and surveying.

At the **Promontorio** silver-gold project, the **Montoros** gold-silver project and the Company's other capitalized resource projects expenditures for the year ended August 31, 2005 total $118,811 (2004 - $178,183) in general exploration costs in Mexico.

1.5 Summary of Quarterly Results

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

	Aug 31, 2005	May 31, 2005	Feb 28, 2005	Nov 30, 2004
Total revenues	$ -	$ -	$ -	$ -
Loss before discontinued operations and other items	1,206,514	258,954	363,080	637,216
Basic and diluted loss per common share before discontinued operations and other items	0.03	0.01	0.01	0.02
Loss for the period	1,126,045	270,711	265,515	624,934
Basic and diluted loss per common share	0.03	0.01	0.01	0.02
Total assets	19,035,348	19,266,089	18,366,246	8,892,067
Total long-term financial liabilities	-	-	-	-
Cash dividends	-	-	-	-

	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003
Total revenues	$ -	$ -	$ -	$ -
Loss before discontinued operations and other items	573,159	402,605	181,539	165,830
Basic and diluted loss per common share before discontinued operations and other items	0.03	0.02	0.01	0.02
Loss for the period	1,245,332	388,105	644,278	165,830
Basic and diluted loss per common share	0.6	0.01	0.04	0.02
Total assets	9,405,440	10,135,694	10,387,883	1,201,980
Total long-term financial liabilities	-	-	-	-
Cash dividends	-	-	-	-

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reported in Canadian dollars.

1.6 Liquidity

As at August 31, 2005, the Company's cash and equivalents and short term investments decreased by $1,558,436 to $3,987,739 due to increased expenditures on drilling and underground development activities at the **Cozamin** project. The increase of $4,881,634 for the same period last year was the result of the January 2004 private placement for gross proceeds of approximately $9.1 million and lower expenditures on the projects.

1.6 Liquidity (cont'd…)

At August 31, 2005, the Company's working capital was $4,740,560 (2004 - $5,687,909). On December 15, 2004 the Company completed a private placement for gross proceeds of approximately $8.5 million. These funds provide sufficient working capital for the Company to complete its 2005 projects exploration and development programs and carry out its day to day obligations. The Company had no long-term debt in either period.

The Company received $1,000,234 in proceeds from the exercise of warrants, $165,537 from the exercise of stock options and $716,678 from the exercise of Agent's options for the year ended August 31, 2005.

1.7 Capital Resources

The capital resource of the Company is its mineral properties valued at $12,387,396.

The Company has fulfilled its first, second and third requirement in the option agreement with Compania Minera Basis, S.A. de C.V. to incur US$1 million in exploration and development expenditures before January 23, 2005, incur US$1.5 million on or before January 23, 2006 and incur US$2 million on or before January 23, 2007 in any or jointly in two or more of its projects. The Company has also incurred approximately US$2.8 million in exploration and development expenditures that will go towards the requirement to incur an additional US$5.5 million on or before January 23, 2009.

The Company is well positioned to exercise its option on the **Cozamin** project in 2005.

1.8 Off-balance Sheet Arrangements

There are no off-balance sheet arrangements.

1.9 Transactions with Related Parties

During the year ended August 31, 2005, a management company controlled by Darren Pylot, President, CEO and a director of the Company, received $11,700 per month from September 2004 to February 2005 and $15,000 per month from March to August 2005 (2004 - $6,000 per month from September 2003 to January 2004 and $11,700 per month from February to August 2004) to perform the presidential and managing director duties on behalf of the Company. This management company was paid a $50,000 (2004 - $20,000) bonus during the year. The Company paid a former director of the Company $8,200 (2004 - $Nil) for professional fees and the Company paid $10,000 (2004 - $4,000) in directors fees. Also the Company charged $24,000 (2004 - $12,000) rent and $6,000 (2004 - $Nil) for administrative services to a company with a common director. This company repaid a note in the amount of $30,551 (2004 - $Nil) which related to its share of leasehold improvements and office furniture and equipment.

1.10 Fourth Quarter

During the fourth quarter the Company focused its exploration and development efforts on the **Cozamin** copper-silver-zinc project located in the Zacatecas State, Mexico. The Company's exploration and development budget from September to December 2005 for all of its Mexican projects is US$2,500,000 of which US$750,000 is committed to the current underground Phase III definition drilling work on the **Cozamin** project.

1.11 Proposed Transactions

The Company has 90% of its budget directed at the development of the **Cozamin** project in 2005. The Company will complete its initial 15,000 m of underground definition drilling. The Company is currently completing studies that it deems appropriate for the further development of the project. The Company will need to do a further debt or equity financing later in 2005 in order to fully fund its planned development and pre-production programs.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies

N/A

1.14 Financial Instruments and Other Instruments

Cash and equivalents and short-term investments are not subject to currency risks. The Company does not believe it is subject to any significant credit risk although cash and equivalents and short-term investments are held in excess of federally insured limits, with a major Canadian banking institution.

Taxes receivable due from the Mexican government is subject to a currency risk arising from the fluctuations in the Mexican Peso.

The Company's other financial instruments consist of goods and service tax receivable, receivable, from/to related parties and account payable and accrued liabilities. In management's opinion, the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying values.

1.15 Other MD&A Requirements

Disclosure of Outstanding Share Date:

	Number of Shares	Amount	Contributed Surplus
Authorized			
100,000,000 common shares, without par value			
Issued			
Balance, August 31, 2004	26,317,788	$ 19,988,634	$ 725,689
Issued for brokered private placement	10,068,206	8,557,975	-
Issued for fee on brokered private placement	172,597	146,707	-
Fee on brokered private placement	-	(146,707)	-
Financings fees paid	-	(509,899)	-
Issued for mineral property	1,000,000	1,050,000	-
Issued for warrants	2,305,585	1,000,234	-
Issued for stock options	695,809	165,537	-
Stock-based compensation on stock options exercised	-	110,303	(110,303)
Stock-based compensation	-	-	588,546
Agent's options exercised	955,571	1,015,064	(298,386)
Issuance costs for agent's options	-	(294,714)	294,714
Balance, August 31, 2005	41,515,556	$ 31,083,134	$ 1,200,260

The following stock options were outstanding at August 31, 2005:

Number of Options	Exercise Price	Expiry Date
5,000	0.30	July 24, 2008
367,500	0.45	September 15, 2008
700,000	0.75	March 22, 2009
175,000	0.75	May 6, 2009
100,000	0.75	June 11, 2009
50,000	0.55	July 25, 2009
500,000	0.95	January 12, 2010
1,045,000	1.05	March 1, 2010
100,000	.95	April 20, 2010
25,000	1.05	May 4, 2010
3,067,500		

1.15 Other MD&A Requirements (cont'd…)

At August 31, 2005, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
894,656	$0.40	September 8, 2005
6,498,114	1.25	January 26, 2006
5,120,402	1.25	December 15, 2007

Other information

Additional information relating to the Company, including the Company's AIF is on SEDAR at www.sedar.com.

Form 52-109F1 ***Certification of Annual Filings***

I, Darren M. Pylot, President and Chief Executive Officer of Capstone Gold Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Capstone Gold Corp. (the "issuer") for the period ending August 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 25, 2005

Darren M. Pylot
President and Chief Executive Officer

Form 52-109F1 *Certification of Annual Filings*

I, Jason P. Howe, Chief Financial Officer of Capstone Gold Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Capstone Gold Corp. (the "issuer") for the period ending August 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 25, 2005

Jason P. Howe
Chief Financial Officer

Annual Information Form


RECEIVED
2007 JAN -4 A 5:13

CAPSTONE GOLD CORP.

(the "Issuer")

401 - 750 West Pender Street
Vancouver, BC V6C 2T8

August 31, 2005

Prepared November 25, 2005

TABLE OF CONTENTS

PRELIMINARY NOTES

Incorporation of Financial Statements and Technical Reports

The following documents are incorporated by reference and form part of this annual information form (the "Annual Information Form" or "AIF") which is prepared in accordance with Form 51-102F2. These documents may be accessed using the System for Electronic Documents Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com .

1. Consolidated financial statements for the year ended August 31, 2005, together with the auditors' report thereon dated November 8, 2005;
2. Management's discussion and analysis (MD&A) for the year ended August 31, 2005;
3. Technical Report on Initial Resource Estimates (With Exploration Update), Dated October 31, 2005, (the "Cozamin Technical Report");
4. Technical Report on the Copala property, dated May 31, 2005, as amended October 1, 2005, (the "Copala Technical Report");
5. Technical Report on the Claudia property, dated May 27, 2005, (the "Claudia Technical Report");
6. Technical Report on the Promontorio property, dated May 28, 2005, (the Promontorio Technical Report");
7. Technical Report on the Montoros property, dated December 4, 2003, (the "Montoros Technical Report");

ITEM 3: CORPORATE STRUCTURE

The Issuer was incorporated pursuant to the *Company Act* (British Columbia) on July 17, 1987 under the name 330338 B.C. Ltd. The Issuer changed its name to Fire Star Resources Ltd. on April 21, 1989, and to International Bancorp Ltd. on August 17, 1989, and to IBL Equities Ltd. on March 5, 1991. On January 2, 1996, the Issuer changed its name to Serena Resources Ltd. and consolidated its share capital on a 5:1 basis. On May 17, 2001, the Issuer changed its name to Consolidated Serena Resources Ltd. and consolidated its share capital on a 5:1 basis. On March 6, 2003, the Issuer changed its name to "Capstone Gold Corp."

The Issuer is a reporting issuer. The Issuer's principal business and registered and records address is at 401 - 750 West Pender Street, Vancouver, BC, V6C 2T8.

The Issuer has three subsidiaries.

1. Capstone Gold, S.A. de C.V. ("Capstone Mexcio"), a company incorporated on December 31, 2003, pursuant to the laws of the United Mexican States. The Issuer owns 99% of the issued and outstanding voting securities of Capstone Mexico; the remaining 1% is beneficially owned by the Issuer and held in trust by its attorney of law in the United Mexican States, Juan Carlos Galvan Pastoriza. Capstone Mexico has not issued any non-voting securities.

2. Silverstone Resources Corp. ("Silverstone Canada"), a company incorporated on April 26, 2005 pursuant to the laws of British Columbia. The Issuer owns 100% of the issued and outstanding of Silvertsone Canada. Silverstone Canada has not issued any non-voting securities.

3. Silverstone Resources S.A. de C.V. ("Silverstone Mexico"), a company incorporated on July 29, 2005, pursuant to the laws of the United Mexican States. The Issuer owns 99% of the issued and outstanding voting securities of Silverstone Mexico, the remaining 1% is beneficially owned by the Issuer and held in trust by its attorney of law in the United Mexican States, Juan Carlos Galvan Pastoriza. Silverstone Mexico has not issued any non-voting securities.

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer has been engaged in the acquisition, exploration and development of mineral properties. Over the past three completed financial years, the Issuer has continued to operate in the mining and resource sector.

On June 30, 1998, the Issuer entered into, and on July 26, 2000 re-entered into, an agreement with Tierra Colorada Inc., Tierra Colorada S.A., and TC&A S.A., whereby the Issuer acquired a 100% interest, subject to a 2.5% Net Smelter Return, in the Lilas Gold Property composed of 1,000 hectares in Guanacaste, Costa Rica.

The Issuer was inactive from March 17, 1999 to December 20, 2000. On December 20, 2000, the Issuer was reactivated under the policies of the TSX Venture Exchange pursuant to the agreement with Tierra Colorada Inc., Tierra Colorada S.A., and TC&A S.A., and a $407,000 private placement for 4,070,000 shares at $0.10 per share, and a $417,602 shares for debt transaction for 4,176,021 shares at $0.10 per share.

The Issuer entered into a joint venture agreement dated April 7, 2003 with Minas Sanluis, S.A. de C.V. ("Minas Sanluis"), a subsidiary of Wheaton River Minerals Ltd. ("Wheaton River"), to acquire an interest in the Ventanas project (the "Joint Venture"). The material terms of the Joint Venture required that the Issuer could earn up to a 70% interest in the project by incurring US$5,000,000 in exploration and development expenditures over the next four years, with minimum expenditures of US$500,000 per year. Pursuant to the terms of the Joint Venture, the Issuer was required to issue 125,000 common shares to Minas Sanluis on the date of acceptance for filing by the TSX Venture Exchange, and 125,000 shares on the anniversary date of the acceptance for filing for the next three years. The TSX Venture Exchange provided final acceptance for filing of the Joint Venture in August, 2003. The Issuer has abandoned its interest in the Ventanas Property.

On May 30, 2003, the Issuer entered into an option agreement (the "Option Agreement") with Coal Creek Energy Inc. ("Coal Creek") whereby Coal Creek could acquire an interest in the Issuer's Lilas Gold property located in the province of Guanacaste, Costa Rica. Under the terms of the Option Agreement, Coal Creek had the option to earn up to a 70% interest in the property by incurring $400,000 in exploration expenditures over the next 4 years, with minimum expenditures of $100,000 per year. Pursuant to the terms of the Option Agreement, Coal Creek issued 25,000 common shares to the Issuer on the date of acceptance for filing of the Option Agreement by the TSX Venture Exchange (the "Exchange"), and must issue 25,000 shares to the Issuer on the anniversary date of the acceptance for filing for the next three years. The Option Agreement was subject to Coal Creek being able to complete the required financing to fund its first year exploration program of $100,000. The Issuer abandoned its interest in the Lilas Gold Property in the second quarter of the financial year ended August 31, 2004.

In October 2003, the Issuer entered into an option agreement dated effective October 23, 2003 with Minas de Bacis, S.A. de C.V. ("Bacis") to acquire five advanced exploration projects and one other earlier stage project. The Issuer could earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000. The Issuer was required to pay Bacis US$250,000 and issued 1,000,000 common shares to Bacis on the date of final acceptance for filing of the transaction by the TSX Venture Exchange, and must issue 1,000,000 common shares on the first and second anniversaries of the date of final acceptance for filing by the TSX Venture Exchange. Upon the Issuer earning its 90% interest, Bacis had the option to maintain its 10% interest by participating in production costs or converting their 10% interest to a 1.5% net smelter return ("NSR") and adding it to their 1.5% NSR retained on each property. The Issuer would also assume existing debt up to a maximum amount of US$1,500,000 or a negotiated reduced amount, whichever was less; the debt derives from credit granted by the Fideicomiso de Fomento Minero to develop the advanced exploration project known as the Cozamin Project. If Bacis negotiated a reduced amount, then the Issuer was required to pay Bacis 60% of the amount by which the debt is reduced, either in cash or in shares at the Issuer's choice, subject to acceptance of the transaction for filing by the TSX Venture Exchange.

The Bacis option agreement was superseded by an agreement in English dated for reference January 21, 2004, among the Issuer, Bacis and Cozamin S.A. de C.V., which modified the terms of the October 23, 2003 option agreement. Under this successor agreement, both Bacis and Cozamin S.A. de C.V. (collectively, the "Optionor") have granted to the Issuer the option to earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000. The Issuer paid the Optionor US$250,000 and issued to the Optionor 1,000,000 common shares on the date of final acceptance for filing of the transaction by the TSX Venture Exchange, and must issue a further 1,000,000 common shares on the first and second anniversaries of the date of

final acceptance for filing by the TSX Venture Exchange. The Optionor has the option to maintain its 10% interest by participating in production costs or converting their 10% interest to a 1.5% NSR and adding it to the 1.5% NSR that the Optionor retains on each property.

The Optionor shall maintain a 10% carried interest in each of the projects until the completion of a full feasibility study occurring prior to the construction of the mine and all mining facilities, including a mill. After such time, the Optionor shall have the right to sell its 10% carried interest to the Issuer in exchange for the 10% value of the corresponding project at that time as valuated by an appraiser jointly appointed, which price may be paid in cash or in common shares of the Issuer at the Issuer's choice, providing that the issuance of shares shall be subject to acceptance for filing by the Toronto Stock Exchange. If paid in shares, the deemed price per share for the purposes of determining the number of shares shall equal the closing market price of the common shares of the Issuer as quoted on the Toronto Stock Exchange on the date on which the Optionor has notified the Issuer in writing of the Optionor's offer to sell the 10% carried interest to the Issuer. The payment of such shares shall be subject to the payment of an equalization payment, if applicable, to be paid by the Issuer within 20 business days after the first day that such shares are no longer subject to trading restrictions under the *Securities Act* (British Columbia) or any instruments made pursuant thereto and under the policies of the Toronto Stock Exchange. Furthermore, the Optionor may exchange the said 10% carried interest in each of the projects for the right to instead receive an additional 1.5% net smelter return.

If the Issuer exercises its option with respect to only the Cozamin project, then the requirement above for five-year aggregate exploration and development expenditures of $10,000,000 would not apply, and instead the Issuer would be required to (a) incur on at least one of the projects an aggregate of US$1,000,000 in exploration and development expenditures by the first anniversary of regulatory acceptance for filing, (b) assume existing debt up to a maximum amount of US$1,775,000 or a negotiated reduced amount, whichever is less, which debt derives from credit granted by the Fideicomiso de Fomento Minero ("FIFOMI") to develop the advanced exploration project known as the Cozamin Property, and, furthermore, (c) incur at least US$5,000,000 in exploration and development expenditures in the Cozamin project. In respect of the debt owed to FIFOMI, the Optionor agreed to pay FIFOMI the following amounts (which amounts in total exceed US$1,775,000 due to accrued interest from May 31, 2005 to June 22, 3005 of US$4,378.81):

1. US$1,100,000 on June 22, 2005;
2. US$679,378.81 plus interest generated at LIBOR plus 6% no later than December 31, 2005.

If the Issuer exercises its option with respect to any single one of the other five projects, then the requirement above for five-year aggregate exploration and development expenditures of $10,000,000 would not apply, and instead the Issuer would be required to (a) incur on at least one of the projects an aggregate of US$1,000,000 in exploration and development expenditures by the first anniversary of regulatory acceptance for filing.

The foregoing option agreement in English dated January 21, 2004 was superseded by a further agreement in Spanish dated January 21, 2004 whereby Capstone Gold S.A. de C.V. has assumed the rights and obligations of the Issuer to earn an interest in the projects except for those obligations related to the issuance of common shares by the Issuer.

Under the terms of an option exercise agreement dated for reference June 20, 2005, between the Issuer, Capstone Gold S.A.de C.V., and Grupo Minero Bacis, S.A. de C.V., the successor

company to both Bacis and Cozamin S.A. de C.V. ("Grupo"), whereby Capstone Gold S.A.de C.V. and Grupo agree that the Issuer may pay US$1,100,000 to Fideicomiso de Fomento Minero ("FIFOMI") in respect of the indebtedness owed by Grupo to FIFOMI and secured upon the Cozamin Property (the "Initial FIFOMI Payment"). Grupo acknowledges that payments by the Issuer to FIFOMI shall be credited against any work expenditure required of Capstone Gold S.A.de C.V. under the option agreement in English dated Jan. 21 ,2004 or the option agreement in Spanish. Grupo also agrees pursuant to this option exercise agreement that the Issuer may accelerate the third and final payment of 1,000,000 shares in the capital stock of the Issuer under the Jan. 21, 2004 option agreement pertaining to the exercise of the option to acquire a 90% interest in the Cozamin Property (the "Final Share Payment") and that upon making the Final Share Payment and the Initial FIFOMI Payment, the Issuer and Capstone Gold S.A.de C.V. shall have completed all payments and expenditures (actual and deemed) required to acquire a 90% interest in the Cozamin Property.

ITEM 5: DESCRIBE THE BUSINESS

RISK FACTORS

1. No Ongoing Operations and No Production History

The Issuer has no current mining operations and no revenue from mining operations. If the Issuer ever commenced actual mining operations, such operations would face the risk of changing circumstances, including but not limited to:

- failure of production to achieve mineral recovery levels indicated by pre-production testing of drill core and bulk samples;
- estimates of reserves being adversely affected by encountering unexpected or unusual geological formations;
- production costs being adversely affected by unforeseen factors such as substantial adverse changes in exchange rates or changes in environmental protection requirements, breakdowns and other technical difficulties, slides, cave-ins or other natural disasters, work interruptions or labour strikes;
- the grade of ore actually mined being lower than that indicated by drilling results;
- persistently lower market prices of the products mined than those used to determine the feasibility of mining a mineral occurrence;
- adverse changes in interest rates that may apply to project development debt.

2. Limited Operating Results

The Issuer has no history of earnings. The Issuer may need to raise further funds to carry out exploration of its properties with the objective of locating mineral reserves.

3. Requirement For Further Financing

There is no assurance the Issuer will be able to raise funds or settle debt by the issuance of shares for debt to satisfy any indebtedness. If the Issuer's exploration programs are successful, additional funds will be required to place the properties in commercial production. The only sources of future funds presently available to the Issuer are the sale of equity capital, borrowed

capital, or the offering by the Issuer of an interest in its properties to be earned by another party or parties carrying out development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause the Issuer to forfeit its interest in its properties and reduce or terminate its operations.

4. Exploration

The business of the exploration for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercially mineable ore on any of the properties in which the Issuer has an interest.

5. Development

The Issuer is subject to all of the risks inherent in the mineral industry and the development of mineral properties are highly speculative and involve substantial risks, even when conducted on properties known to contain quantities of minerals. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing, or other factors could cause delays or increase costs; such delays or increased costs could materially and adversely affect the financial performance of the Issuer. Mineral exploration is subject to accidents, environmental hazards, the discharge of toxic chemicals and a variety of other hazards. Such events may increase production costs or result in liability. Environmental hazards may exist on the Issuer's properties which are unknown to the Issuer at present which have been caused by previous or existing owners or operators of the properties. The Issuer currently does carry on operations and as a result does currently maintain insurance against such liabilities. Upon the occurrence of any of the events set out above, the Issuer could incur significant costs that could have a materially adverse effect upon its financial condition.

6. Title to Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Issuer has investigated its title to all of the properties for which it holds concessions or other mineral leases or licenses, the Issuer cannot give an assurance that title to such properties will not be challenged or impugned. The Issuer can never be certain that it will have valid title to its mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. The Issuer does not carry title insurance on its properties. A successful claim that the Issuer does not have title to a property could cause the Issuer to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.

7. Management

The success of the Issuer is currently largely dependent upon on the performance of its directors. The loss of the services of these persons will have a material adverse effect on the Issuer's business and prospects. There is no assurance that the Issuer can maintain the service of its directors or other qualified personnel required to operate the business. Failure to do so could have a material adverse affect on the Issuer and its prospects.

8. Requirement for Permits and Licenses

The Issuer believes that it presently holds or has applied for all necessary licenses and permits to carry on the activities in which it is currently engaged under applicable laws and regulations in respect of its properties, and the Issuer believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to changes in regulations and in various operational circumstances. A substantial number of additional permits and licenses will be required should the Issuer proceed beyond exploration. There can be no guarantee that the Issuer will be able to obtain such licenses and permits.

9. Political and Foreign Risk

Political and related legal and economic uncertainty may exist in countries where the Issuer may operate. The Issuer's mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry.

Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Issuer's projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

10. Fluctuating Mineral Prices

The economics of mineral exploration is affected by many factors including the cost of operations, variations in the grade of minerals explored and fluctuations in the market price of minerals. Depending on the price of minerals, it may be determined that it is impractical to continue the mineral exploration operation. The mineral industry in general is an intensely competitive industry in which operators compete for the acquisition of mineral claims as well as the recruitment and retention of qualified employees. Mineral prices are prone to fluctuations and the marketability of minerals is affected by government regulation relating to price, royalties, allowable production and the importing and exporting of minerals, the effect of which cannot be accurately predicted. There is no assurance that a profitable market will exist for the sale of any minerals found on the properties.

11. Environmental Risks and other Regulatory Requirements

The current or future operations of the Issuer, including the development activities and commencement of production on its property, require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, site safety and other matters. Companies engaged in the exploration and development of mineral properties generally experience increased costs and delays in development and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Issuer may require for the facilities and conduct of exploration and development operations will be obtainable on reasonable terms or that such laws and regulation would not have an adverse effect on any exploration and development project which the Issuer might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulation and permits governing operations and activities of mineral companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or exploration and development costs or reduction in levels of exploration and development at producing properties or require abandonment or delays in development of new properties.

12. Uninsurable Risks

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Issuer may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Issuer. The Issuer does not maintain insurance against environmental risks.

13. Competition

Significant and increasing competition exists for mineral opportunities in Mexico. There are a number of large established mineral companies with substantial capabilities and greater financial and technical resources than the Issuer. The Issuer may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer's exploration programmes will yield any new reserves or result in any commercial mineral operations.

14. Conflicts of Interest

Directors of the Issuer may, from time to time, serve as directors of, or participate in ventures with other companies involved in natural resource development. As a result, there may be situations that involve a conflict of interest. Each director will attempt not only to avoid dealing with such other companies in situations where conflicts might arise but will also disclose all such conflicts in accordance with the *Business Corporations Act* (British Columbia) and will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

15. Litigation

The Issuer and/or its directors may be subject, with or without merit, to a variety of civil or other legal proceedings. The Issuer does not know of any pending or actual material legal proceedings as of the date of August 31, 2005 by or against the Issuer.

16. No Cash Dividends Are Expected to be Paid in the Foreseeable Future

The Issuer intends to retain any future earnings to finance its business and operations and any future growth. Therefore, the Issuer does not anticipate paying any cash dividends in the foreseeable future.

17. Ore Reserves and Reserve Estimates

The Issuer's business relies upon the accuracy of its determination as to whether a given deposit has significant mineable minerals. No assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.

All of the scientific and technical information contained in this Item 5 under the heading "Cozamin Property" is based on the Cozamin Technical Report prepared by by Peter A. Christopher, P. Eng., Ph.D. ("Dr. Christopher") and Gary Giroux, MASc, P.Eng. ("Mr. Giroux").

All of the scientific and technical information contained in this Item 5 under the headings "Copala Property", "Claudia Property", "Promontorio Property" and "Montoros Property" is based on the aforementioned technical reports on the respective properties prepared by Dr. Christopher.

All of the scientific and technical information contained in this Item 5 under the heading "Martha Property" is based on information provided by Mr. Erme Enriquez, the Issuer's former Exploration Manager, Mexico; a technical report has not been drafted with respect to this project.

Dr. Christopher and Mr. Giroux have no direct or indirect interest in, nor does they expect to have any direct or indirect interest in, the properties or assets or securities of the Issuer.

As at the most recent financial year-end of the Issuer, August 31, 2005, the Issuer had rights to hold or operate the following properties:

MATERIAL PROPERTIES

Of the five properties in which the Issuer has an interest, only the Cozamin Property is of material interest with respect to the Issuer's current exploration plans for the upcoming 12 months.

Cozamin Property

The following is a summary and should only be read in conjunction with the Cozamin Property Technical Report.

The Cozamin Property, presently covering about 1,426 hectares, located about 3 km NNW of the center of Zacatecas City, Zacatecas State, Mexico, was purchased by Minas Argenta, S.A. de C.V., a subsidiary of Minas Bacis, S.A. de C.V. (Bacis) for US$ 6,800,000 in 1997. The Cozamin Property then consisted of 921 hectares of mining concessions that cover 5.5 km of the outcropping of the N70-85°W trending and 60-85°NE dipping Mala Noche vein system and a 250TPD flotation mill. Bacis acquired additional ground and expanded the flotation mill to 750TPD. The Cozamin Mine, operated by Bacis for over a year, was closed in early 1999 due to a sharp drop in metal prices. Drill holes below the current mine workings suggested that width and grades of mineralization increase at depth with further drilling needed to validate previous results and to obtain sufficient inferred resources to justify underground development and resource

definition. The Cozamin Property was carried as an exploration project by Bacis with little exploration work completed since mine closure. The primary crushing unit was moved off the property but the remainder of the mill kept intact.

In January 2004, the Issuer acquired an option to purchase the Cozamin Project and four other Bacis exploration projects in Durango and Sinaloa states, Mexico. The Cozamin Property is presently 100% owned by Bacis with the Issuer holding an option to earn 90% interest subject to a 1.5% NSR to Bacis or 100% interest subject to a 3%NSR if Bacis selects not to participate in future production. Dr. Christopher prepared technical reports recommending Phase 1, Phase 2 and Phase 3 drill programs and success contingent underground rehabilitation and resource definition. The Phase 1 and Phase 2 drilling programs have been successfully completed and the underground rehabilitation was in progress at the time of the writer's November 11th and 12th, 2004 site inspection.

The Cozamin Technical Report was prepared at the request of the management of the Issuer to provide an initial independent resource estimate, a summary of the Issuer's Phase 1, Phase 2 and Phase 3 program on the Cozamin Property and to propose further exploration to define resources on the main Mala Noche vein structure. The report was prepared in the form required by NI 43-101 for submittal to the Toronto Stock Exchange and the relevant Provincial securities commissions.

Dr. Christopher and Mr. Giroux are independent qualified persons as defined by National Instrument 43-101 and Dr. Christopher spent 3 hours examining the geological setting of the Cozamin Property on September 12, 2003, and about 3 hours on a tour of the mill and the easterly extension of the vein system on October 11, 2003. Most of the mines on the main Mala Noche vein system had been allowed to flood. Two check samples, collected by Dr. Christopher were obtained from the spiral decline in the Virginias mine. Dr. Christopher's chip samples contained 1.32% Pb, 4.93% Zn, 1.95 g/t Au and 40.1 g/t Ag for 1.4m chip sample 178705 and 0.56% Pb, 1.39% Zn, 0.36 g/t Au and 39.2 g/t Ag for 4.0m chip sample 178705. On November 11th and 12th, 2004 Dr. Christopher supervised splitting of the half core remaining from 24 mineralized core intervals. The samples were secured by Dr. Christopher and delivered to Acme Laboratory in Vancouver for assay and ICP analysis. Dr. Christopher's results are summarized in Tables 15.1 and 15.2 in the QA/QC section of the technical report. Most of Dr. Christopher's samples results have good comparison with the Issuer's samples from the same intervals.

Property Location, Infrastructure and Access

The Cozamin Property, consisting of 24 mining and 4 exploration concessions covering 1,426 hectares, is situated in the Zacatecas Mining District, Zacatecas and Vetagrande Municipalities and centered near coordinates 22°47'00"N latitude and 102°34'00"W longitude in 1:250,000 topographic map sheet Zacatecas (F13-6). The Cozamin mill, in the west-central part of the property, is about 3km NNW of the center of the city of Zacatecas. Unification of the Bacis claims to produce a single title is presently in pending approval by the Mexican Mines Department.

The Cozamin Property area and mill have two-wheel drive access via paved roads from the city of Zacatecas to the property boundary where gravel roads in good condition provide access to most of the property. Drill site preparation is easy and water for drilling is pumped from underground workings.

The City of Zacatecas, serviced by paved roads, schools, hospitals, banks, and the Zacatecas State Government, has all the services and support for reactivation of the Cozamin mine. The property

has CFE electrical power, enough space for tailings, and a 750 TPD selective flotation mill that requires a primary crusher system. The surface land rights belong to the Ejido Hacienda Nueva and the surface land is rented to Cozamin. An ejido is a local community that has the grazing and farming rights for the land surface. Zacatecas has a mining history that dates from Spanish times and a population of over 100,000 people that provide a knowledgeable workforce for local mines.

Property Ownership & Terms of Agreement

In January 2004, the Issuer entered into an option agreement with Bacis to acquire the Cozamin Property and four other Bacis exploration projects. The Issuer can earn up to a 90% interest in the projects by incurring US$10,000,000 ($5,000,000 Cozamin) in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (spent). The Issuer paid US$ 250,000 and issued 1 million common shares to Bacis on the approval date (January 23, 2004) of the Joint Venture by the TSX Venture Exchange (issued), and 1 million shares on the anniversary date of approval for the next two years (issued). Upon the Issuer earning its 90% interest, Bacis has the option to maintain its 10% interest by participating in production costs or converting their 10% interest to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. The Issuer is required to complete a minimum of US$1,000,000 (spent) on exploration of the six properties in the first year and US$10,000,000 ($5,000,000 Cozamin Property) on the five exploration projects over the next 5 years. The Cozamin Property area requires land rental and government fee payments on the mining concessions. The 2003 taxes, paid at the end of June and December, totaled about US$ 61,372 and similar amounts are required in 2004 and 2005. Unification of claim titles to provide a single title for the Bacis claims is presently pending.

The Issuer has completed all the terms under the January 21, 2004 option agreement with Bacis to earn a 90% interest in the Cozamin Property, subject to a 1.5% NSR. The Issuer has completed the following:

• Made cash payment of US$250,000,

• Spent a minimum US$5,000,000 in exploration and development costs (Approx. US$8,500,000 has been spent to the date of preparation of this AIF),

• Issued 3,000,000 shares of the Issuer to Bacis, of which the delivery of the final 1,000,000 shares is pending the execution of formal exercise documentation,

• Assuming a debt in the amount of US$1,775,000 payable to Fideicomiso De Fomento Minero ("FIFOMI") payable by December 31, 2005. The Issuer has repaid US$1,100,000 with a balance of US$675,000 (subject to an interest rate of Libor plus 6%) due on or before December 31, 2005.

Property Geology and Mineralization

The Zacatecas Mining District covers a belt of epithermal and mesothermal vein deposits that contain silver, gold and base metals (Cu, Pb, and Zn). The district is in the southern Sierra Madre Occidental Physiographic Province near the boundary with the Mesa Central Physiographic Province in north-central Mexico. The dominant structural features, that localize mineralization, are of Tertiary age and are interpreted by Ponce and Clark (1988) to be related to the development of a volcanic center and also to northerly trending basin -and-range structures. The geologic units of the Zacatecas area include Triassic metamorphic rocks of the Zacatecas Formation and overlying basic volcanic rocks of the Upper Jurassic or Lower Cretaceous Chilitos Formation. The Tertiary consists mainly of a Red Conglomerate unit deposited in Paleocene

and/or Eocene times to overlying rhyolitic tuff and intercalated flows that were deposited form Eocene to Oligocene times. Rhyolite bodies cut the Mesozoic and Tertiary units and result in some rhyolitic domes. A minor volume of rhyolite dyke material was intersected during deep drilling of the San Roberto mine and results in minor vein system dilution.

The Mala Npoche vein system occupies a system of faults that strike approximately E-W and dip about 55-60°N. Initial definition drilling indicates that the strongest mineralization occurs in shoots that rake to the west at about -50°. Post mineral offsets of the Mala Noche vein are minor and occur along NE striking, high angle, normal faults that offset the Mala Noche vein <16m horizontally on level 8.

Veins consist of a gangue of quartz, silica, calcite, barite, pyrite and pyrrhotite with copper values in chalcopyrite, zinc values in sphalerite, lead values in galena, and silver values commonly in argentite with lessor values as silver selenides and native silver. Gold values are generally low and occur as microscopic inclusion in other minerals.

Exploration Concept

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the moderate sulfidation epithermal to mesothermal type. Mineralization generally occurs in zoned patterns. Regional forces have affected the Zacatecas District resulting in mineralized normal faults striking N60°-85°W. The main structures are the El Bote-Cantera, Panuco, Cantera vein (N60°W), Mala Noche vein (N70°-85°W) and the Veta Grande vein (N60°W) all with historic production dating back to Spanish colonial times. Productive veins also occur in the Los Alamitos and El Orito (N10°E) systems. Drill holes below the current mine workings by previous explorers and by the Issuer suggested that width and grades of mineralization, especially copper, increased with depth and further underground drilling is needed to validate previous results and to obtain sufficient indicated resources to justify development.

Mala Noche vein mineralization at the San Roberto mine is episodic with early epithermal mineralization superimposed by higher temperature mainly pyrite, pyrrhotite, and mineralization in a telescoped system probably related to a buried intrusive body. Lead and zinc mineralization dominate some of the upper historic workings and copper dominant mineralization known from drilling kto extend over 350m below historic workings.

Status of Exploration Development and Operations

A number of mines have been operated along the 5.5km trend of the Mala Noche Vein system that is covered by the Cozamin Property. Underground sampling and diamond drilling by Penoles and Bacis has been used by Bacis to calculate proven, probable, indicated by DDH and potential reserves for the Cozamin Property.

Holes drilled by Penoles, Bacis and the Issuer's Phase 1 and Phase 2 surface drill holes indicate the grade and width of the mineralized zone increases with depth. Previous drilling and the location of better mineralized shoots within the Mala Noche vein system indicate a zone requiring underground grid drilling for resource definition. The Issuer has also contracted geophysical surveys (CSAMT, NSAMT, Magnetic) that outline deep drill targets with massive sulphide potential.

The Issuer's 2004 Phase 1, Phase 2 and Phase 3 Exploration Programs included:

Phase 1: 2004 exploration program budget US$ 1,000,000 (completed March-September, 2004):

- Mapped trend of 5.5 km Mala Noche Vein System;
- Completed CSAMT (8 line kilometers) and NSAMT (16 line kilometers) with magnetic survey (26 line kilometers) over Mala Noche Vein System;
- Completed Phase 1, 7,500 meter drill program (Holes CG-04-01 to CG-04-19); Capstone news releases)
- Completed an independent review (Hawthorne, 2004) of the existing plant and mill to determine cost of rehabilitation and expansion; (see Sedar and www.capstonegold.com)
- Established a team of 7 mining and exploration professionals based in Zacatecas.

Phase 2: 2004 exploration program budget US$ 2,000,000 (completion estimated near year end):

- Prepare the Cozamin mine/mill for development;
- Dewater underground workings;
- Rehabilitate the San Roberto hoist, headframe and shaft;
- Completed Phase 2 10,446.55 meter surface drill program (Holes CG-04-20 to CG-04-37) that mainly tested at elevations between 1900m and 2050m level below old workings in the San Roberto Mine;
- Completion of preliminary metallurgical test by SGS Lakefield;
- Further evaluated geophysical results.

Phase 3: Underground Rehabilitation, Drill Site Preparation and Drilling (in Progress)

- Metallurgical study completed by Process Research Associates Ltd.;
- Upgrade of the Cozamin Processing Plant has been started;
- Clifton Associates Ltd. Of Guadalajara, Jalisco, Mexico and Nimbus Management Ltd. of Vancouver submitted an environmental impact assessment (MIA), an impact study for land use (ETJ) and a risk assessment (ER) to SEMSRNAT, the Mexican federal regulatory acency in charge of environmental issues;
- Underground definition drilling started on March 27, 2005 with holes CG-05-U01 to CG-05- U68 completed by August 31, 2005 (Capstone's corporate year end);
- Underground development includes over 1,500 meters of crosscuts, surface and underground access ramps and 19 drill stations;
- The San Roberto Mine sector has been dewatered and rehabilitated down to the previously operated level 9;

- From September 1, 2005 to October 31, 2005, 170 m of drifting to the east on level 9 have been completed. In preparation for extraction of the level 9 east stope area, drifting and sampling in the vein have been initiated. An additional 400 m of drifting, planned for level 9, are expected to be completed by the end of February, 2006. Ramping to the future level 10, 60 m below level 9, has been started with the rehabilitation of a previous ramp and the driving of 160 m of new ramp.

- The portal for the San Ernesto spiral ramp has been established and 150 m of down ramp driven. From underground, 250 m of up ramp have been rehabilitated and 15 m driven with connection and completion expected by the end of February 2006.

- Underground definition drill holes CG-05-U68 to CG-05-U93 and CG-05-U95 were completed between September 1, 2005 and October 31, 2005 with 94, Phase 3 underground holes totaling 12,314.62 m completed by October 31, 2005. At the end of October 2005, Capstone's investment in the Cozamin Project totaled about Cdn$12,300,000.

Initial Resource Estimation for Cozamin Project

An initial resource for the Mala Noche vein has been estimated using data available to the writers as of October 5, 2005. The data base used for the resource estimate consisted of 37 exploration surface diamond drill holes numbered CG-04-01 to 33 and CG-05-34 to 37 and 66 underground diamond drill holes numbered CG-05-U01 to U64, U69 and U70. On Level 8, 42 Cozamin channel samples and 6 lines of the Issuer's channel samples were used. The Issuer's geologists determined the entire interval for the Mala Noche Vein in each drill hole. **The vein interval used for this estimation was the entire width for the vein irregardless of the grade tenor**. Assays within these intervals were examined using cumulative frequency plots and capping levels were established to minimize the effect of erratic high grades. Uniform 2 meter composite were formed across the vein for the variable Cu, Zn, Pb, Ag, and Au. Semivariograms were produced along strike, down dip and across dip for each variable using the 2 m composites. A three dimensional solid for the Mala Noche Vein was produced below Level 8 to remove the majority of mined out stopes from the estimation exercise. Blocks 10 m E-W along strike, 5 m vertical and 1m N-S across strike were compared with the three dimensional solid and the proportion of each block within the vein solid was determined. Grades for Cu, Zn, Pb, Ag, and gold were estimated in all blocks using the 2 m composites and ordinary kriging. The kriging exercise was completed in a series of passes using expanding search ellipses directly related to the ranges of the semivariograms. The across dip direction was reduced to ensure that the zonation and variability of grades within the vein was honored. A specific gravity was estimated where possible into blocks by inverse distance squared interpolation using 919 specific gravity measurements from drill core. Where blocks could not be estimated an average specific gravity of 2.90 was applied. Classification of the resource into measured/indicated /inferred was based on the dimensions of the search ellipse used to estimate the particular block. Copper and zinc are not well correlated and while there is a reasonable Cu to Ag correlation, there are still differences between high Cu, Zn and Ag areas within the vein. As a result a copper equivalent value was calculated for each block using metal prices of $1.25/lb Cu, $0.50/lb Zn, $0.38/lb Pb and $6.25/oz Ag as well as recoveries of 94% for Cu, 66% for Zn, 30% for Pb, and 75% for Ag. The results are shown below at a series of CuEQ cutoffs that might reflect underground mining cutoffs.

Cozamin Copper-Silver-Zinc Mine – Measured, Indicated and Inferred Resources

	Cut-Off CuEq %	Size (M Tonnes)	Grade						* Million Lbs. Cu	* Million Ozs. Ag
			Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ (%)		
Total Measured	1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60	26.09	1.78
Total Indicated	1.50	2,740,000	1.71	0.63	70.68	70.68	0.06	2.42	103.31	6.23
Total Measured plus Indicated	1.50	3,390,000	1.73	0.67	73.48	73.48	0.06	2.45	129.32	8.01
Total Inferred**	1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14	139.84	7.79

Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for leadand US$6.25/oz for silver.
Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria:
Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy
** Definition drilling currently in progress to upgrade inferred resources category

Conclusions and Recommendations

Dr. Christopher recommended a 15,000-meter, Phase 3, underground diamond drill program to grid drill, at 50 meter spacing, areas around significant deep intersections in the San Roberto Mine area. The recommended Phase 3 program is estimated to cost US$4,537,500 and is presently in progress. Following completion of the Phase 3 resource definition program, a Phase 4 program of further underground drilling, mill rehabilitation and bulk sample testing is estimated to cost US$ 10,258,630. The Phase 4 exploration and development should provide information necessary to conduct economic studies required to determine if the Cozamin Mine can be restarted.

Opinion of Merit

In the opinion of Dr. Christopher and Mr. Giroux, the character of the property is of sufficient merit to justify the recommended Phase 4 program, and the program represents a worthwhile investment by the Issuer. The writers believe that the Phase 4 program has high probability of success and that the success contingent Phase 3B program will be warranted.

The financial implications of the work undertaken during the fiscal year ended August 31, 2005 on the Cozamin Property are displayed in note 7 to the audited financial statements for the year ended August 31, 2005. In addition, the Company's Management Discussion & Analysis for the year provides general descriptions of the work carried out.

Property Description and Location

The Cozamin Technical Report provides detailed descriptions of the property and location.

Accessibility, Climate, Local Resources, Infastructure, and Physiography

The Cozamin Technical Report provides detailed descriptions of the accessibility, climate, local resources, infrastructure and physiography.

History

The Cozamin Technical Report provides detailed descriptions of the property history.

Geological Setting

The Cozamin Technical Report provides detailed descriptions of the geological setting for the property.

Exploration

The Cozamin Technical Report provides detailed descriptions of the exploration carried out on the property.

Mineralization

The Cozamin Technical Report provides detailed descriptions of mineralization.

Drilling

The Cozamin Technical Report provides detailed descriptions of the drilling carried out on the property.

Sampling and Analysis

The Cozamin Technical Report provides detailed descriptions of the sampling and analysis procedures carried out.

Security of Samples

The Cozamin Technical Report provides detailed descriptions of the security procedures taken over the samples.

Mineral Resource and Mineral Reserve Estimates

The Cozamin Technical Report provides details of the mineral resource and mineral reserve estimates on the Cozamin Property.

Exploration and Development

The proposed exploration and development programs for the Cozamin property are described in the Cozamin Technical Report.

OTHER PROPERTIES

The Copala Property, Claudia Property, Promontorio Property, Montoros Property and the Martha Property are properties that are not of material interest with respect to the Issuer's current exploration plans for the upcoming 12 months. The Issuer has conducted Phase 1 work on the

Copala Property and has also conducted Phase I work on the Claudia, Promontorio and Montoros Properties on a more limited basis, and is reviewing its plans to conduct a geological assessment on the Martha Property.

Copala Property

Property Description

The following is a summary and should only be read in conjunction with the Copala Property Technical Report

The Copala Property, presently covering about 5,435 hectares is located 130 km WSW of Durango City, Durango State Mexico and 60 km ENE of Mazatlan, Sinaloa State, Mexico. The Copala Property, consisting of the Copala property or Copala area claims, is owned by Minas Bacis, S.A. de C.V. (Bacis) and optioned to the Issuer.

In October 2003, the Issuer acquired an option to purchase the Copala Property and five other Bacis exploration projects in Zacatecas, Durango and Sinaloa States, Mexico. The Copala Property is presently 100% owned by Bacis with the Issuer holding an option to earn a 90% interest in the Project subject to a 1.5% NSR to Bacis or a 100% interest subject to a 3% NSR if Bacis selects not to participate in future production costs.

This report has been prepared at the request of the management of the Issuer to provide an independent summary of the Copala Property and to propose further exploration for the Copala epithermal gold-silver vein system and to validate, upgrade and extend historic resources. This report has been prepared in the form required by NI 43-101 for submittal to the TSX Venture Exchange.

Dr. Christopher is an independent qualified person as defined by National Instrument 43-101 and examined the geological setting of the Copala Property on September 11, 2003 and on October 8, 2003 and about 7 hours each day on a return trip from Durango City. The underground workings were sampled at the Muerto and Clemens mines and in the Orofino adit. Two surface samples were obtained from the Cordon del Oro portal area. Dr. Christopher's samples are summarized in Table 3.1. Bacis samples, from the Muerto and Clemens mines, have good comparisons with the values obtained by the writer but comparison values were not available from the Orifino and Cordon del Oro areas. Dr. Christopher has started validation of Bacis sampling but further validation and upgrading of Bacis' sampling is presently being conducted by the Issuer as part of the Stage 1 program recommended by Dr. Christopher.

Table 3.1 Dr. Christopher's Check Samples from the Copala Property.

Number	Location	Type	Width (m)	G/t		Comments & Bacis Sample Site Results
				Au	Ag	
178701	Muerto Adit @6642 el 800m	chip	0.60	1.12	173.9	1.13g/tAu; 232g/tAg

178702	Muerto Adit @8872 Footwall	chip	0.50	0.33	45.1	2.13g/tAu; 225g/tAg
178703	Mina Clemens @line #3	chip	1.00	2.85	355.8	1.66g/tAu; 163g/tAg Vein Footwall
178704	Mina Clemens	chip	1.00	4.26	632.5	2.0g/tAu; 295g/tAg
178722	Orofino 6-8m from portal	chip	2.00	0.73	4.7	
178723	Orofino 4-6m from portal	chip	2.00	0.34	12.0	
178724	Cordon del Oro V FW of fault	chip	4.00	0.03	28.2	
178725	Cordon del Oro V HW of fault	chip	2.00	0.08	230.8	Bx V. Zone Hem, Mn

Property Location, Infrastructure and Access

The Copala Property, consisting of 46 exploitation and exploration concessions covering approximately 5,435 hectares, is situated in the Panuco-Copala Mining District, Concordia Municipality and centered near coordinates 23°32'42"N latitude and 105°51'12"W longitude and covered by 1:250,000 topographic map sheets Mazatlan (F-13-1) and El Salto (F-14-2).

The Copala Property area can be reached from Durango City, via federal highway 40 to the town of Copala about 200 km, or a 3 hour drive. Copala can also be accessed from Mazatlan via federal highway 15 to Villa Union, Sinaloa and then on highway 40 for a total of 56 km, a one hour drive. Paved federal highway 40 crosscuts the entire district and most of the vein structures. A number of local mining roads provide access to most of the workings but some are overgrown or in need repair. Four- wheel drive is recommended for the wet season.

The area has a long mining history with numerous informal miners working when companies are inactive. Three mills have recently been active in the Copala area but all are believed to require substantial upgrades and environmental liability would require assessment. Durango and Hermosillo have mining and drilling contractors and laboratory services.

Property Ownership & Terms of Agreement

In October 2003, the Issuer entered into an option agreement with Bacis to acquire the Copala Property and five other Bacis exploration projects. The Issuer can earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (completed). The Issuer must pay Bacis US$250,000 (paid) and issue 1 million common shares to Bacis on the approval date of the Joint Venture by the TSX Venture Exchange (paid), and 1 million shares on the first anniversary date (paid) and second anniversary date (pending). Upon the Issuer earning its 90% interest, Bacis has the option to maintain its 10% interest by participating in production costs or converting the 10% to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. The Copala Property area requires land rental and government fee payments on the mining concessions. The next year taxes, payable at the end of June (US$13,500) and December ($14,500), total about 308,000 pesos or about Cdn$35,000.

Property Geology and Mineralization

The Copala Property covers a NW trending belt of intermediate sulphidation epithermal gold-silver veins. This district is in the southern Sierra Madre Occidental physiographic province near the boundary with the Mesa Central physiographic province in north-central Mexico.

The Sierra Madre of Mexico contains one of the most extensive volcanic fields in the world. The Copala property is underlain by this sequence. Rocks outcropping in the property area range in age from Cretaceous to early Tertiary. The volcanic sequence has been divided into an Upper Volcanic Group (UVG) and a Lower Volcanic Group (LVG) on the basis of composition and a major unconformity. The LVG is composed mainly of andesite flows and tuffs and associated intrusive bodies. These rocks are exposed in major drainages in the Barranca province and by erosion or faulting in other areas. The UVG rests unconformably on the LVG. In the Copala Project the UVG rocks include: 1) subordinate amounts of intermediate, chiefly andesitic rocks, and 2) an upper unit composed mainly of rhyolitic ash-flow

Exploration Concept

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to moderate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots. Fluid inclusion studies indicate vein temperatures and position relative to the favorable mineralized zone.

Status of Exploration Development and Operations

Bacis had partially explored the Cordon del Oro; Animas Refugio-San Ricardo-San Carlos; San Jose-La Colorada and Zapote-Cinco Senores, Tajitos-La Luisa vein systems with diamond drilling (manto veins and Animas-Refugio), drifting (Cordon del Oro (45m.) and Mina El Muerto (72m)) and sampling of surface and underground workings. A total of 25 diamond drill holes totaling 3738.05 meters were completed on the Animas Refugio and manto veins. From sampling of the workings and drill holes, Bacis estimated resources for the Copala that are presented in Table 3.6. Dr. Christopher has revised classifications and revised categories and removed totals when possible to comply with NI43-101. The measured and indicated resources are mainly resources that are indicated by the Bacis diamond drilling program and not easily separated.

Table 3.6. Bacis Historic Resources* for the Copala Property.

Class**	Tonnes	Grade (g/tonne)		Content (Oz)	
		Ag	Au	Ag	Au
Measured & indicated	719,220	246	1.9	5,688,458	43,935
Inferred	1,667,000	184	1.7	9,861,685	91,113

Bacis used US$285 for gold and US$5.10 for Ag for resource calculation. The Bacis resource figures are not current, have not been validated by the Issuer and should not be relied upon.

* Reported as Reserves but Converted to Resources.

** Bacis' Proven and Probable Reserves were converted to Measured and Indicated (not adequately separated by Bacis) Resources that require confirmation. The inferred resources provide a large target for the Issuer to upgrade and validate. A sampling program and drilling should be used to validate previous sampling and drilling and provide additional data to upgrade the resource category. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated resource areas.

During 2004 and continuing into 2005, the Issuer undertook mapping and sampling on the Cordon del Oro and Animas-Refugio veins. The best gold and silver mineralization found to date occurs in the area of historic underground and open cut workings on the Animas Refugio vein that occur within a 1.5 km long zone. This zone warrants drilling to determine the extent and controls on mineralization. The San Carlos sector contains some of the best grades and has been targeted for Stage 1 drilling. A surveyed grid was being constructed and sampling and geological mapping conducted at the time of the writer's site examination.

2005 Diamond Drilling

The Phase I drill program recommended by Dr. Christopher was initiated in September 2005 with five holes totaling 951.43 metres completed by October 1, 2005. The results for holes CC-05-01 and CC-05-02 have been obtained and released by the Issuer in a (News Release dated September 29, 2005). A summary of the drill holes is presented in the table below.

Summary of Phase 1 NQ Core Hole

Hole #	Hole Length (m)	From (m)	To (m)	Interval true width	Au g/t**	Au oz/ton	Ag g/t	Ag oz/ton
CC-05-01	172.21	121.0	126.5	5.1 m	0.6	0.018	85.3	2.49
including		123.5	125.8	2.1 m	1.1	0.032	157.1	4.58
CC-05-02	174.65	126.5	137.5	8.7 m	2.3	0.067	233.1	6.80

including		126.5	128.8	1.8 m	8.9	0.260	798.1	23.28
including		127.0	127.25	0.25 m	36.6	1.068	2,320	67.67
inluding		127.5	127.25	0.25 m	16.8	0.490	1,745.0	50.90
CC-05-03	246.88	*	*	*	*	*	*	*
CC-05-04	202.64	*	*	*	*	*	*	*
CC-05-05	155.05	*	*	*	*	*	*	*

* Results Pending
** 1 metric tonne = 1.1 tons (ie. 34.28571 g/tonne = 1 oz/ton; 31.103 g/tonne = 1 oz Troy/tonne)

Conclusions and Recommendations

Dr. Christopher recommends a Stage 1 program of definition drilling of the San Carlos sector of the Animas-Refugio vein system with a 2,500 meter, 12 to 15 hole surface drill program estimated to cost US$325,000. The Stage 1 drill program is intended to validate previous resources, upgrade resources and extend drilling along strike and dip extensions from the San Carlos mine workings.

A success contingent Stage 2, 3,500-meter drill program of resource definition and on strike drill testing, is estimated to cost US$500,000. The Stage 2 program will be used to tighten drill spacing in the San Carlos sector and start testing below workings in the Clemens, El Muerto and La Pipa sectors. The Stage 2 program should include an environmental assessment and metallurgical testing.

Opinion of Merit

Dr. Christopher is of the opinion that the recommended program is warranted, and that the Copala property has sufficient merit to justify the investment by the Issuer.

The financial implications of the work undertaken during the fiscal year ended August 31, 2005 on the Copala Property are displayed in note 7 to the audited financial statements for the year ended August 31, 2005. In addition, the Company's Management Discussion & Analysis for the year provides general descriptions of the work carried out.

Property Description and Location

The Copala Technical Report provides detailed descriptions of the property and location.

Accessibility, Climate, Local Resources, Infastructure, and Physiography

The Copala Technical Report provides detailed descriptions of the accessibility, climate, local resources, infrastructure and physiography.

History

The Copala Technical Report provides detailed descriptions of the property history.

Geological Setting

The Copala Technical Report provides detailed descriptions of the geological setting for the property.

Exploration

The Copala Technical Report provides detailed descriptions of the exploration carried out on the property.

Mineralization

The Copala Technical Report provides detailed descriptions of mineralization.

Drilling

The Copala Technical Report provides detailed descriptions of the drilling carried out on the property.

Sampling and Analysis

The Copala Technical Report provides detailed descriptions of the sampling and analysis procedures carried out.

Security of Samples

The Copala Technical Report provides detailed descriptions of the security procedures taken over the samples.

Mineral Resource and Mineral Reserve Estimates

The Copala Technical Report provides details of the mineral resource and mineral reserve estimates on the Copala Property.

Exploration and Development

The proposed exploration and development programs for the Copala Property are described in the Copala Technical Report.

Claudia Property

Property Description

The following is a summary and should only be read in conjunction with the Claudia Property Technical Report.

The Claudia Property, presently covering about 5,891 hectares is located 135 km NNW of Durango City, Durango State Mexico. The Claudia Property is owned by Minas Bacis, S.A. de C.V. (Bacis) and optioned to the Issuer.

In October 2003, the Issuer acquired an option to purchase the Claudia Property and five other Bacis exploration projects in Zacatecas, Durango and Sinaloa States, Mexico. The Claudia Property is presently 100% owned by Bacis with the Issuer holding an option to earn a 90% interest subject to a 1.5% NSR to Bacis or a 100% interest subject to a 3% NSR if Bacis selects not to participate in future production costs.

The Claudia Technical Report was prepared at the request of the management of the Issuer to provide an independent summary of the Claudia Property and to propose further exploration for the Claudia epithermal gold-silver vein system. Stage 1 exploration is required to validate, upgrade and extend historic resources. The report was prepared in the form required by NI 43-101 for submittal to the Toronto Stock Exchange and the TSX Venture Exchange.

Dr. Christopher is an independent qualified person as defined by National Instrument 43-101 and spent 4 hours examining the geological setting of the Claudia Property on September 13, 2003, and about 7 hours on a return trip from Durango City. Dr. Christopher updated his site examination and reviewed the Issuer's exploration with the Issuer's contract geologist Ruben Arzate on May 3rd, 2005. At the time of Dr. Christopher's initial examination, underground workings were flooded and the vein system could only be examined and sampled on surface. Five check samples, collected by Dr. Christopher, were obtained from the Mark Twain, Aguilarena and Guadalupana veins. Dr. Christopher's chip samples contained 4.0 meters grading 2.21 g/t Au and 240.1 g/t Ag from the Guadalupana vein with the adjoining 4.0 meters of less siliceous footwall grading 0.40 g/t Au and 26.3 g/t Ag; 4.0 meters grading 0.86 g/t Au and 42.7 g/t Ag for the Aguilarena Vein, and 0.5 meters grading 2.70 g/t Au and 256.5 g/t Ag for the Mark Twain Vein. In 2005, Dr. Christopher collected a 3.0 meter chip sample from the El Cristo vein that contained 20.2 ppm Ag and 145.5 ppb Au. Dr. Christopher's samples validate the presence of significant gold and silver values in the Claudia vein system but validation of historic resources will require rehabilitation of the underground workings and verification of previous drill results.

Property Location, Infrastructure and Access

The Claudia Property, consisting of 34 exploitation concessions covering approximately 5,891 hectares, is situated in the El Papanton Mining District, Santiago Papasquiaro Municipality and centered near coordinates 25°04'05"N latitude and 105°38'02"W longitude in 1:250,000 topographic map sheet G-13-8.

The Claudia Property area has two-wheel drive access via the paved highway to Topia from the City of Santiago Papasquiaro. A number of dirt roads, presently in need of minor repair, provide access to the central part of the property, mill site and a number of mine workings on the Claudia property. Drill site preparation should be easy and water for drilling can be pumped from underground workings or obtained from a number of drainages during the wet season. The City of Santiago Papasquiaro is serviced by paved roads, schools, hospitals, and banks. All the services and support for reactivation of the Claudia mine are present in the local area. The property has CFE electrical power, enough space for tailings, and remnants of an old mill. The surface area is presently being used for grazing cattle and this activity would be compatible with underground vein mining.

Property Ownership & Terms of Agreement

In October 2003, the Issuer entered into an option agreement with Bacis to acquire the Claudia Property and five other Bacis exploration projects. The Issuer can earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000 (completed). The Issuer must

pay Bacis US$250,000 (paid) and issue 1 million common shares to Bacis on the approval date of the Joint Venture by the TSX Venture Exchange (paid), and 1 million shares on the first anniversary date (paid) and second anniversary date (pending). Upon the Issuer earning its 90% interest, Bacis has the option to maintain its 10% interest by participating in production cost or converting the 10% to a 1.5% NSR and adding it to the 1.5% NSR retained on each property. The Claudia Property area requires land rental and government fee payments on the mining concessions. The 2005 taxes, payable at the end of June and December, total about 210,000 pesos or about Cdn $24,000.

Property Geology and Mineralization

The Claudia Property covers a NW trending belt of intermediate sulphidation epithermal gold-silver veins. This district is in the southern Sierra Madre Occidental physiographic province near the boundary with the Mesa Central physiographic province in north-central Mexico.

The Sierra Madre of Mexico contains one of the most extensive volcanic fields in the world. The Claudia Property is underlain by this sequence. Rocks outcropping in the property area range in age from Cretaceous to early Tertiary. The volcanic sequence has been divided into an Upper Volcanic Group (UVG) and a Lower Volcanic Group (UVG) on the basis of composition and a major unconformity. The LVG is composed mainly of andesite flows and tuffs and associated intrusive bodies. These rocks are exposed in major drainages in the Barranca province and by erosion or faulting in other areas. The UVG rests unconformably on the LVG. In the Claudia Project the UVG rocks include: 1) subordinate amounts of intermediate, chiefly andesitic rocks, and 2) an upper unit composed mainly of rhyolitic ash-flow

Exploration Concept

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to moderate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots.

Status of Exploration Development and Operations

Bacis had partially explored the Aguilarena vein system with diamond drilling, drifting and a shaft. A 90-meter shaft and a total of 3,400 meters of drifting and raises have been used to explore the Aguilarena vein. A 2,000 meter, irregular pattern, drill program also tested the Aguilarena vein. From sampling of the workings and drill holes, Bacis estimated resources for Claudia that is presented in Table 3.6. The writer has revised categories, changed categories and removed totals to comply with NI43-101.

Table 3.6. Bacis Historic Resources* for the Claudia Property.

Class	Tonnes	Grade (g/tonne)		Content (Oz)	
		Ag	Au	Ag	Au
Measured	73,783	202	3.86	479,187	9,157

Indicated	56,273	195	3.64	352,803	6,586
Inferred	11,992,050	193	3.00	74,412,937	1,156,678

To conform to NI-43-101, conversions of Bacis reserves to measured, indicated and inferred resources were made. Bacis' broken ore reserve has been covered to measured resource. Bacis used US$285 for gold and US$5.10 for Ag for resource calculation. The Bacis resource figures are not current, have not been validated by the Issuer and should not be relied upon.

* Report as Reserves but Converted to Resources.

** Bacis' Proven and Probable Reserves were converted to Measured and Indicated Resources that require confirmation. The inferred resources provide a large target for the Issuer to upgrade and validate. A sampling program and drilling should be used to validate previous sampling and drilling and provide additional data to upgrade the resource quality. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated resource areas.

The Issuer undertook a mapping and sampling program in 2004 in the six sectors of the property where vein-hosted gold and silver mineralization is present. These are: the Aguilarena vein, Guadalupana vein, Guadalupana vein sur, Santiaguera vein, El Cristo vein, and the Lizeth vein swarm. This work demonstrated that there is widespread gold and silver mineralization in the lower volcanics over the entire 10 km of the fault system that runs the length of the property. The best and most consistent mineralization at or near surface, is located in the Aguilarena area. Other areas host mineralization that is locally anomalous to ore grade. The other areas may warrant drill testing once the mineralization in the Aguilarena vein has been drilled and the controls on the mineralization determined.

Conclusions and Recommendations

Dr. Christopher recommends an initial Stage 1 program of drill site preparation and 1500 meters of diamond drilling. The 1,500-meter diamond drill program, estimated to cost US$300,000 is required to validate previous resources, upgrade resources and extend drilling along strike and dip extensions of the Aguilarean-Guadalupana vein structure.

A success contingent Stage 2, 3,000-meter drill program of resource definition and on strike drill testing, is estimated to cost US$500,000. The Stage 2 program should include environmental assessment and metallurgical testing.

Opinion of Merit

Dr. Christopher is of the opinion that the recommended program is warranted, and that the Claudia Property has sufficient merit to justify the investment by the Issuer.

The financial implications of the work undertaken during the fiscal year ended August 31, 2005 on the Claudia Property are displayed in note 7 to the audited financial statements for the year ended August 31, 2005. In addition, the Company's Management Discussion & Analysis for the year provides general descriptions of the work carried out.

Property Description and Location

The Claudia Technical Report provides detailed descriptions of the property and location.

Accessibility, Climate, Local Resources, Infastructure, and Physiography

The Claudia Technical Report provides detailed descriptions of the accessibility, climate, local resources, infrastructure and physiography.

History

The Claudia Technical Report provides detailed descriptions of the property history.

Geological Setting

The Claudia Technical Report provides detailed descriptions of the geological setting for the property.

Exploration

The Claudia Technical Report provides detailed descriptions of the exploration carried out on the property.

Mineralization

The Claudia Technical Report provides detailed descriptions of mineralization.

Drilling

The Claudia Technical Report provides detailed descriptions of the drilling carried out on the property.

Sampling and Analysis

The Claudia Technical Report provides detailed descriptions of the sampling and analysis procedures carried out.

Security of Samples

The Claudia Technical Report provides detailed descriptions of the security procedures taken over the samples.

Mineral Resource and Mineral Reserve Estimates

The Claudia Technical Report provides details of the mineral resource and mineral reserve estimates on the Claudia Property.

Exploration and Development

The proposed exploration and development programs for the Claudia Property are described in the Claudia Technical Report.

Promontorio Property

Property Description

The following is a summary and should only be read in conjunction with the Promontorio Property Technical Report.

The Promontorio Property, consisting of 18 exploitation concessions and 13 exploration claims, covers about 1867 hectares in the El Oro Municipality, Promontorio district in Durango State, Mexico. The property covers several gold-silver bearing veins with the main Promontorio and Pericos veins estimated to have historic production in the 1930's of 250,000 tonnes of 3,500 g/t silver and 20 g/t gold. The narrow, high-grade veins have been traced for more than 2km but exploration and development has mainly been conducted in a small area of the project. The Issuer holds an option to acquire 90% of the Promontorio property. The Promontorio Property is owned by Bacis and optioned to the Issuer.

The property requires further stage one mapping and geochemical sampling to validate exploration targets and define drill targets to upgrade, expand and validate resources carried by Grupo Basis, S.A. de C.V, the vendor.

Property Location and Access

The Promontorio Property is located in the Promontorio mining district, Municipality of El Oro, Durango State, Mexico at coordinates 25°13'36"N latitude and 105°08'45"W longitude. The property consists of 31 concessions covering about 1867 hectares in 1:250,000 map G13-8

Access is via paved highways No 45 and No 23 through the town of Guadalupe Aguilera to the town of Jose Maria Morelos (Between Nuevo Ideal and Santiago Papasquiaro). From Morelos, dirt roads extend to Plestina (11 km), then to San Ignacio (12 km), La Campana (9 km), El Encinal (10 km), and to Promontorio (24 km)

Property Ownership

The Promontorio Property is 100% owned by Bacis with the Issuer holding and option to earn a 90% interest in the property. The Promontorio Property is one of the five advanced projects and one early stage project being acquired from Bacis. The Issuer is required to pay Bacis US$250,000 in cash (paid) and 3 million shares of the Issuer (1 million on the date approved by the TSX Venture Exchange (paid), and 1 million shares on each of the first (paid) and second (pending) anniversary dates of approval). The Issuer must conduct US$10,000,000 in exploration and development expenditures on the property package over 5 years, of which a minimum of US$1 million in exploration and development expenditures must be spent within the first year (spent). Bacis shall maintain a free 10% beneficial interest in all of the projects up to full feasibility. Upon a positive production decision, Bacis can maintain their 10% ownership interest by funding 10% of the production cost or be reduced to a 1.5% N.S.R. (Net Smelter Royalty). Also, Bacis maintains a 1.5% N.S.R. on the Promontorio and other projects. The Issuer has the first right of refusal to buy back part or all of Bacis 10% ownership and N.S.R. subject to buyback provisions.

Property Geology and Mineralization

The areas of interest generally form a radial-trending zone of weak argillic alteration nearly 7 km long and 6 km wide. It is hosted mainly by unaltered rhyolitic tuff of the Upper Volcanic Group. The Lower Volcanic Group can be found in the valley area near El Salitre, northwest of Promontorio. This belt of weak alteration can be the result of the intrusion of numerous high-level stocks, domes and dikes of dacitic to rhyolitic composition.

Promontorio, Promontorio del Bajo, Pericos, Panteón Jardin, Medio Celo, and Margaritas veins are associated with radial structures in the Promontorio district. Pericos and Promontorio veins have been traced for over 2 km. A second vein system, including Dolores, Atravezada and El Aguila, are annular in form and probably associated to ring fractures caused by the emplacement of rhyolitic domes. Vein thickness varies from 0.4 to 1.5 meters. Pinching and swelling is common and rhythmic banded and breccia textured veins are found.

Mineralization is represented mainly by silver sulfides, native silver (supergene), electrum, and base metals (lead and zinc mostly). Iron and manganese oxides stain the quartz. Argillic alteration and sericitization are very weak at Promontorio. Silicification in the hangingwall and footwall of veins is common with intense fine-grained altered zones generally following faults. These veins appear to have formed at relatively low temperatures, and vein temperature zoning might provide a guide to better grade mineralization.

Exploration Concept

The Promontorio Property contains several low sulphidation epithermal veins with significant historic production and exploitation on the Promontorio and Pericos veins. The veins have been mined over and explored over a short interval of their known strike length. Evaluation of geological setting, a fluid inclusion study and further geochemical sampling should be conducted for drill target definition.

Status of Exploration Development and Operations

Mr. Joaquin Cisneros discovered the Promontorio veins in 1869 with minor exploration and exploitation of the veins until 1935, when the first lixiviation-amalgamation and cyanidation plants were installed in the district. Problems with the union lead Mr. Cisneros to cede the rights of the property to the union, who operated the mine until 1946. In 1965 the Sunshine Mining Company (Sunshine), an American company, explored the area of the Pericos vein. By re-sampling the old mine Sunshine obtained resources that are reported by Bacis. The only two veins with significant exploitation in the district are the Promontorio and Pericos, with an estimated production by Enriquez (2003) of 250,000 tonnes grading about 3,500 g/t silver and 20 g/t gold.

In 1983 Minas Argenta, S.A. de C.V. bought the properties from Mr. Carlos Echenique, who obtained the rights after the end of the operations by the union. Bacis has carried the operation as an exploration project since 1983 and included the project in a package of properties optioned to the Issuer in October 2003. Dr. Christopher and consulting geologist Luis Smith B. examined the property on October 6th 2003 in order to obtain check samples and qualify to prepare a technical report for the Promontorio Property. The six rock chip samples collected by the writer are summarized in the following table. Dr. Christopher conducted a site examination with contract geologist Ruben Arzate on May 4th, 2005 to update his site examination and to review Stage 1 exploration conducted by the Issuer.

Table 3.1 Dr. Christopher's Check Samples from the Promontorio Property

Sample	Type	Width	UTM-GPS. Lat/Long	El. (m.)	Au G/t	Ag G/t	Comments

178713	chip	0.8m		2515	0.51	418.3	Promontorio V. Mn rich;
178714	chip	1.0m	2789944N 0486984E		0.32	389.4	Promontorio V. Banded QV Mn Stain
178715	chip	1.3m	"		1.19	547.1	10m N from 178714 130° steep; 1.91% Pb
178716	chip	0.7m	25°13.740N 105°07.474W	2630	1.74	611.8	V.Pericos Sample between stopes
178717	chip	1.0m	0423375E 2645725N		1.47	439.2	5m S of 178716
178718	chip	2.8m		2640m	0.12	59.7	Atravezada V.

Dr. Christopher's samples are from surface material left by previous miners, but indicated that some excellent grade remains in the mined areas of the Promontorio and Pericos veins. Sampling by Bridge and Arzate (Bridge, 2004) produced results consistent with historic grades with surface sampling of the previously mined southern portion of the Promontorio vein reported by Bridge to have returned 261 to 1430 g/t Ag and 0.20 to 4.03 g/t Au over 0.20 to 0.55m widths. A grab sample by Bridge from subcrop east of the Margrita vein returned 4.6 g/t Ag and 7.77 g/t Au and warrants further evaluation.

From sampling of the workings by Sunshine Mining, and limited check sampling, Bacis' estimated resources for the Claudia that are presented in Table 3.1. Dr. Christopher has revised categories, changed categories and removed totals to comply with NI43-101. The Bacis estimates have not been validated by the Issuer and are not current estimates. Validating and upgrading of the Bacis estimates provides an advanced exploration target for the Issuer.

Table 3.2. Bacis' Historic Resources Estimates* for the Promontoria Property.

CLASS	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured	23,182	360	1.19	244,161	807
Indicated	14,575	417	1.24	177,814	529

Total M&I	37,757	382	1.21	421,975	1,336
Inferred	1,100,000	370	1.18	11,907,396	37,975

*Bacis, the vendor to the Issuer has carried historic reserves, reported as resources to comply with NI 43-101 and inferred resources. The figures are not current, have not been validated by the Dr. Christopher or the Issuer, and should not be relied upon. Bacis estimates a volume of rock within a 300 to 400 vertical interval that is found to contain economic mineralization at a number of producing mines in the Sierra Madre Mountains of Mexico (eg. Bacis and Tyaoltita mines). After establishing the tonnage, a grade is applied using available sample results, and in areas of insufficient sampling, Bacis called the estimated tonnage of mineralized material a potential reserve. These potential reserves have been converted to inferred resources to conform to NI43-101 categories but could be called geological potential and removed from the resource table and discussed as an exploration target.

In April and May of 2004, contract geologist Dane Bridge and Ruben Arzate mapped and sampled at Promontorio for 20 days, April 30 to May 22 and for 18 days, May 3 to May 22 respectively. An area 3.5km east-west by 3.6km north-south was mapped and sampled. A total of 97 rock samples, 65 soil samples (collected June 11 and 12, 2004) and sixteen stream silt samples were collected. Rock samples were from surface outcrops, mainly in the southern, road accessible area of the property. Soil sampling was done to check for extensions of mineralized areas. Veins were found to extend away from road access to the north were little development has occurred. Further Stage 1 prospecting to the north is required and may best be conducted from a fly camp.

Conclusions and Recommendations

The history of production at Promontorio is significant with production stopped because of low metal prices and labor problems. Previous production occurred mainly in ore-shoots on the Promontorio and Pericos veins at flexure or dilation zones. The veins, associated with a dome structure, are narrow but carrying good grades. Bulk tonnage precious metal deposits are associated with dome structures, and this possibility should be evaluated.

Surface mapping and sampling of structures and rocks and a completing a rock geochemical program completed in 2004 has provided results consistent with historic grades. The northern part of the Promontorio property lacks road access but should be checked for targets with larger potential and possible vent areas with bonanza grade mineralization. Potential remains for a small to moderate size, high-grade precious metal operation that warrants further Stage 1 geological and geochemical studies along the northerly, less accessible vein trends.

A recommended Stage 1 program of further geological and geochemical assessment along northerly vein extensions is estimated to cost US$40,000. A success contingent, 1,500 meter, Stage 2 drill program is estimated to cost $260,000.

Opinion that Property is of Sufficient Merit to Justify Work Recommended

In Dr. Christopher's opinion, the character of the property is of sufficient merit to justify the recommended Stage 1 program, and the program represents a worthwhile investment by the Issuer.

The financial implications of the work undertaken during the fiscal year ended August 31, 2005 on the Promontorio Property are displayed in note 7 to the audited financial statements for the

year ended August 31, 2005. In addition, the Company's Management Discussion & Analysis for the year provides general descriptions of the work carried out.

Property Description and Location

The Promontorio Technical Report provides detailed descriptions of the property and location.

Accessibility, Climate, Local Resources, Infastructure, and Physiography

The Promontorio Technical Report provides detailed descriptions of the accessibility, climate, local resources, infrastructure and physiography.

History

The Promontorio Technical Report provides detailed descriptions of the property history.

Geological Setting

The Promontorio Technical Report provides detailed descriptions of the geological setting for the property.

Exploration

The Promontorio Technical Report provides detailed descriptions of the exploration carried out on the property.

Mineralization

The Promontorio Technical Report provides detailed descriptions of mineralization.

Drilling

The Promontorio Technical Report provides detailed descriptions of the drilling carried out on the property.

Sampling and Analysis

The Promontorio Technical Report provides detailed descriptions of the sampling and analysis procedures carried out.

Security of Samples

The Promontorio Technical Report provides detailed descriptions of the security procedures taken over the samples.

Mineral Resource and Mineral Reserve Estimates

The Promontorio Technical Report provides details of the mineral resource and mineral reserve estimates on the Promontorio Property.

Exploration and Development

The proposed exploration and development programs for the Promontorio Property are described in the Promontorio Technical Report.

Montoros Property

Property Description

The following is a summary and should only be read in conjunction with the Montoros Property Technical Report.

The Montoros Property, presently covering about 2,147 hectares is located 190 km NW of Durango City, Durango State Mexico. The Montoros Property is owned by Bacis and optioned to the Issuer.

In October 2003, the Issuer acquired an option to acquire the Montoros Property and five other Bacis exploration projects in Zacatecas, Durango and Sinaloa States, Mexico. The Montoros Property is presently 100% owned by Bacis with the Issuer holding an option to earn 90% interest subject to a 1.5% NSR to Bacis or a 100% interest subject to a 3% NSR if Bacis elects not to participate in future production.

The Montoros Technical Report was prepared at the request of the management of the Issuer to provide an independent summary of the Montoros Property and to propose further exploration for the Montoros epithermal gold-silver vein system to validate data and provide information necessary for resource estimation. Exploration is required to test the Argentia, Los Gueritos, Pericos, Rosario, Periquitos and El Toro veins. This report has been prepared in the form required by NI 43-101 for submittal to the TSX Venture Exchange.

Table 3.1 Dr. Christopher's Check Samples from the Montoros Property.

Sample	Type	Width	El. (m.)	%Cu	Au ppb	Ag ppm	Comments
178718	chip	4.0m	1605	0.92	768	19.8	Sil. & Pyritic Andesite; 5% QV
178719	chip	4.0m		0.89	180	14.0	From 718 to portal; similar rock
178720	chip	2.5m		4.00	479	40.8	Across Adit Portal.
178721	chip	3.5m		0.60	213	9.0	Weakly pyretic footwall Andesite

Dr. Christopher is an independent qualified person as defined by National Instrument 43-101 and spent 4 hours examining the geological setting of the Montoros Project on October 7, 2003, and about 10 hours on a trip from Santiago Papasquiaro and return to Durango City. Four check samples, collected by Dr. Christopher, were obtained from the Pericos vein. Dr. Christopher chip sampled a total of 14 meters with the best result 479 ppb Au, 40.8 ppm Ag and 4.0% copper for 2.5 meter sample 178724 and the weighted averages for the 14 meters 410 ppb Au, 19.2 ppm Ag and 1.38% Cu.. Dr. Christopher's check samples are summarized in table 3.1. Dr. Christopher's samples validate the presence of significant copper gold and silver values at the Pericos vein system but steep terrain and overgrown roads prevented access to the other veins.

Property Location, Infrastructure and Access

The Montoros Property, consisting of 13 exploitation and 4 exploration concessions covering approximately 2,147 hectares, is situated in the Santiago Papasquiaro Municipality and centered near coordinates 24°57'30"N latitude and 106°11'30"W longitude in 1:250,000 topographic map sheet G-13-10.

The Montoros Property area presently has access via the paved highway to Topia from the City of Santiago Papasquiaro to Ojito de Camellones. A number of four-wheel drive dirt roads from Ojito, presently in need of minor repair, provide access to the village of Montoros.

The City of Santiago Papasquiaro is serviced by paved roads, schools, hospitals, and banks. Many of the services and support for activation of a mining operation in the Montoros Property area would need to be developed or upgraded. The property has CFE electrical power, enough space for tailings and mill sites. The surface area is presently being used for grazing cattle and logging. Mining activity coexists with the other land uses in most areas of Mexico.

Property Ownership & Terms of Agreement

The Montoros Property is 100% owned by Bacis with the Issuer holding and option to earn a 90% interest in the property. The Montoros Property is one of the five advanced projects and one early stage project being acquired from Bacis. The Issuer is required to pay Bacis US$250,000 in cash (paid) and 3 million shares of the Issuer (1 million on the date approved by the TSX Venture Exchange (paid), and 1 million shares on each of the first (paid) and second (pending) anniversary dates of approval). The Issuer must conduct US$10,000,000 in exploration and development expenditures on the property package over 5 years, of which a minimum of US$1 million in exploration and development expenditures must be spent within the first year (spent). Bacis shall maintain a free 10% beneficial interest in all of the projects up to full feasibility (this information was provided in the Promontorio Technical Report). Upon a positive production decision, Bacis can maintain their 10% ownership interest by funding 10% of the production cost or be reduced to a 1.5% N.S.R. (Net Smelter Royalty). Also, Bacis maintains a 1.5% N.S.R. on the Montoros and other projects. The Issuer has the first right of refusal to buy back part or all of Bacis' 10% ownership and N.S.R. subject to buyback provisions. The Montoros Property area requires government fee payments on the mining concessions. The 2003 taxes, payable at the end of June and December total 89,533 pesos.

Property Geology and Mineralization

The Montoros Property, like most prospects and mines in the Sierra Madre Occidental, is situated within an erosional window. The erosion has exposed Jurassic-Cretaceous meta-sedimentary rocks that are overlain by volcanic rocks. The Tertiary volcanic rocks, part of one of the most extensive volcanic fields in the world, have been divided into an Upper Volcanic Group (UVG) and a Lower Volcanic Group (LVG) on the basis of composition and a major unconformity. The LVG is composed mainly of andesite flows and tuffs and associated intrusive bodies. These rocks are exposed in major drainages in the Barranca province and by erosion or faulting in other areas. The UVG rests unconformably on the LVG. In the Montoros area project the UVG rocks mainly of rhyolite tuff and ignimbrite with subordinate amounts of intermediate, chiefly andesitic, rocks.

Four vein systems have been identified in the project area: 1) N35°W veins dip 70°SW (e.g. Periquitos vein); 2) N70°E veins dip 85°SE (eg. El Toro vein); 3) N15°W veins dip 56° to70°NE system cuts the Periquitos and El Toro veins (eg. Pericos and Rosario veins); and 4) N40°W veins dip 65°NE (e.g. Argentina and Los Gueritos veins). Alteration consists of propylitization

(chlorite-epidote-calcite-pyrite) that is more common in the LVG rocks and clay alteration near the vein tops. Mineralization occurs as argentite, native gold, electrum, and base metals. The Periquitos vein contained about 10% chalcopyrite in semi- massive sulphide at the portal.

Exploration Concept

Vein type mineral deposits in volcanic rocks of the Sierra Madre Occidental are of the low to intermediate sulphidation epithermal type. Mineralization generally occurs in zoned patterns and within a productive interval. Mineralized epithermal precious metal veins in the Sierra Madre generally contain better grade mineralization over 30% to 40% of their strike length with "ore shoots" occurring at vein junctions, vein flexures and structural dilation zones. Careful mapping and sampling should define priority drill targets for locating better mineralized shoots.

Status of Exploration Development and Operations

The Montoros vein systems have been explored by pits and some drifts in the past but no precise records could be found of the ownership before Bacis. The Montoros vein systems were sampled on surface and in available underground workings by Bacis. Bacis then estimated resources for the Montoros Property that are present in Table 3.6. Dr. Christopher has revised categories, changed categories and removed totals to comply with NI43-101.

The Bacis inferred resources have also been called potential resources which the writer interprets to be mineral potential. The Bacis inferred resources were estimated on the basis of length of outcropping vein, its width and on a 300 meter dip length for the favorable zone. For estimating the success of finding ore within the favorable zone, Bacis used 40% of the tonnage in the favorable exploration area which Enriquez (2003) stated: "is close to the percentage of success used at La Cienega and the Bacis mine." A similar approach is used by Luismin at the Tayoltita mine.

Table 3.6. Bacis Historic Resources* for the Montoros Property.

CLASS**	TONNES	GRADE (G/TONNE)		CONTENT (OZ)	
		Ag	Au	Ag	Au
Measured & Indicated	112,700	40	3.08	144,938	11,160
Inferred	8,790,000	34	3.5	9,608,719	989,133

Bacis used US$285 for gold and US$5.10 for Ag for resource calculation. The Bacis resource figures are not current, have not been validated by the Issuer and should not be relied upon.

* Reported as Reserves but Converted to Resources.

** Bacis Proven & Probable Reserves were converted to Measured & Indicated (not clearly separated by Bacis) Resources that require confirmation. The inferred resources provide a large target for the Issuer to upgrade and validate. A sampling program and drilling should be used to validate previous sampling and drilling and provide additional data to upgrade the resource quality. Inferred Resources represent 40% of the vein material in the vertical interval known to be mineralized in the measured and indicated area.

Conclusions and Recommendations

Dr. Christopher recommends a US$100,000 Stage 1 program for access improvement, grid mapping and geochemical rock and soil sampling along vein trends. Traverse sampling will be necessary in areas of very steep topography and GPS readings should be used for geological and geochemical sampling. Sampling data and sampling plans in the Bacis files should be compiled in a formal report form.

Contingent on the success of Stage 1, a 1,500 meter diamond drill test is recommended and estimated to cost US$300,000 for the Montoros property, the topography might dictate construction of underground access for testing extensions of some of the veins. If underground access is required the Stage 2 recommendation and budget will require revision.

Opinion of Merit

Dr. Christopher is of the opinion that the recommended program is warranted, and that the Montoros Property has sufficient merit to justify the investment by the Issuer.

The financial implications of the work undertaken during the fiscal year ended August 31, 2005 on the Montoros Property are displayed in note 7 to the audited financial statements for the year ended August 31, 2005. In addition, the Company's Management Discussion & Analysis for the year provides general descriptions of the work carried out.

Property Description and Location

The Montoros Technical Report provides detailed descriptions of the property and location.

Accessibility, Climate, Local Resources, Infastructure, and Physiography

The Montoros Technical Report provides detailed descriptions of the accessibility, climate, local resources, infrastructure and physiography.

History

The Montoros Technical Report provides detailed descriptions of the property history.

Geological Setting

The Montoros Technical Report provides detailed descriptions of the geological setting for the property.

Exploration

The Montoros Technical Report provides detailed descriptions of the exploration carried out on the property.

Mineralization

The Montoros Technical Report provides detailed descriptions of mineralization.

Drilling

The Montoros Technical Report provides detailed descriptions of the drilling carried out on the property.

Sampling and Analysis

The Montoros Technical Report provides detailed descriptions of the sampling and analysis procedures carried out.

Security of Samples

The Montoros Technical Report provides detailed descriptions of the security procedures taken over the samples.

Mineral Resource and Mineral Reserve Estimates

The Montoros Technical Report provides details of the mineral resource and mineral reserve estimates on the Montoros Property.

Exploration and Development

The proposed exploration and development programs for the Montoros Property are described in the Montoros Technical Report.

Martha Property

Property Description and Location

The Martha project is located in Concordia, Sinaloa, 48 kilometres East-Southeast of Mazatlán City. Its coordinates are 23°11'15"N latitude and 105°56'07"W longitude

The Issuer entered into an option agreement dated effective October 23, 2003 with Bacis to acquire five advanced Bacis exploration projects and one other Bacis earlier stage project. The Issuer can earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000. The Issuer must pay Bacis US$250,000 and issue 1,000,000 common shares to Bacis on the date of final acceptance for filing of the transaction by the TSX Venture Exchange, and 1,000,000 shares on the first and second anniversaries of the date of final acceptance for filing by the TSX Venture Exchange. Upon the Issuer earning its 90% interest, Bacis has the option to maintain its 10% interest by participating in production costs or converting their 10% interest to a 1.5% NSR and adding it to their 1.5% NSR retained on each property.

That option agreement was superseded by an agreement dated for reference January 19, 2004, among the Issuer, Bacis and Cozamin S.A. de C.V., which modified the terms of the option agreement. Under the agreement, both Bacis and Cozamin S.A. de C.V. have granted to the Issuer the option to earn a 90% interest in the projects by incurring US$10,000,000 in exploration and development expenditures over the next five years, with a minimum year one expenditure of US$1,000,000. The Optionor shall maintain a 10% carried interest in each of the projects until the completion of a full feasibility study and prior to the construction of the mine and all mining facilities, including a mill. After such time, the Optionor shall have the right to sell its 10% carried interest to the Issuer in exchange for the 10% value of the corresponding project at that time. The Issuer may also exercise its option with respect to one or more of the properties, rather than with

respect to all six properties. For details, please refer to Item 3, "General Development of the Business." The Martha Property is the earlier stage exploration project included in the agreement.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The area can be reached by road from Mazatlán to the town of Rosario, a distance of 68.5 kilometres, then traveling 29.7 kilometres north to Matapan The roads are in good condition, and there is a CFE power line close to the project. Water is available all year and there is adequate space for a plant and tailings dam.

The climate in the region is tropical with temperatures of 38°C during in the summer months (May to September) and 15°C during the winter months (November to March). The rainy season starts in early June and lasts until late September with precipitations of up to 1,200 millimetres. Vegetation is characterized by medium size trees and bushes that make the area impenetrable during the rainy season.

The area lies within the Coastal Plain sub-province of the Sierra Madre Province. Elevations are up to 200 metres above sea level.

Geology

The outcropping rocks consist of a package of andesites corresponding to the LVG. The LVG rocks lie unconformably on intrusive rocks of the Sinaloa Batholith, composed mainly of granodiorite and quartzdiorite. A late stage diorite intrusion may be genetically related to ore mineralization. Other intrusive comprise a series of andesitic dikes. Hydrothermal alteration is represented by argillization, propylitization and silicification of rocks, especially near the contacts between intrusive rocks and andesitic rocks. Extensive oxidation is typical of rocks in the lower parts of the area. These are areas that require sampling in order to determine the residual elements in regolith soils. A possible bulk tonnage target may exist.

Mineralization

The Martha vein strikes E-W and dips 55° to 65° N. This vein outcrops for 1.9 kilometres until it is covered by overburden. The vein, consisting of chalcedonic quartz, white quartz and andesite and diorite breccia fragments, varies in width from 0.5 to 3.0 metres, and has an average width of 1.5 metres. The Margarita vein strikes NW70°SE, and dips 70°NE. The structure outcrops for 1,300 metres and has an average width of 2.5 metres. The vein consists of chalcedonic quartz and breccia with pyrite, hematite and silver sulfides.

A preliminary sampling of a 150 metre section of the Martha vein, indicated 28.2 g/t Ag and 8.5 g/t Au, over 1.4 metres width. Samples on the Margarita vein reported 318 g/t Ag and 1.93 g/t Au over 2.5 metres.

Potential Resources

The potential resources were estimated based on the outcropping vein, their widths and a 40% of the exploration area within an ore horizon of 300 metres.

VEIN	OUTCROP (m)	WIDTH (m)	GRADE (g/tonne)		POTENTIAL RESOURCES
			Ag	Au	40% of the exploration area
Martha	1,400	1.5	30	6	680,400
Margarita	1,900	2.5	300	3.5	1,539,000
Other veins	500	2	150	3.5	324,000
	TOTAL		209	4.2	2,543,400

Exploration and Development

Within the next 12 months, the Issuer will be reviewing its plans with respect to the conducting of a preliminary geological assessment on the property.

In the year ended August 31, 2005, the Issuer incurred expenditures on the property of $7,476, as follows:

Administration	$6,262
Camp costs	$386
Technical Surveying and Reporting	$828
Total	**$7,476**

ITEM 6: DIVIDENDS

The Issuer has neither declared nor paid any dividends on its common shares. The Issuer has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

The Issuer was incorporated under Certificate of Incorporation No. 330338 issued by the Registrar of Companies on registration of its memorandum and articles under the *Company Act* (British Columbia), which has now been replaced by the *Business Corporations Act* (British Columbia). Under the *Business Corporations Act* (British Columbia) the Issuer is permitted to conduct any lawful business that it is not restricted from conducting by its memorandum and articles, neither of which contain any restriction on the business the Issuer may conduct.

The Issuer has an authorized capital of an unlimited number of Common Shares without par value, 41,515,556 of which are issued and outstanding at August 31, 2005. The Issuer also has 3,067,500 stock options outstanding in accordance with its Stock Option Plan, of which 2,232,500 of these are vested; each vested option is exercisable for one common share of the Issuer. A total of 12,513,172 warrants that have been issued in conjunction with various private placements are currently outstanding; each warrant is exercisable for one common share of the Issuer.

A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the Issuer must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter. The Articles of the Issuer permit an interested director to be counted in the quorum and the *Business Corporations Act* (British Columbia) provides that a director of a company is not deemed to be interested in a

proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity. Hence, directors can vote compensation to themselves or any of their members. The board of directors has an unlimited power to borrow, issue debt obligations and to charge the assets of the Issuer, provided only that such power is exercised bona fide and in the best interests of the Issuer. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

The Issuer has only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all the directors of the Issuer. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of surplus assets of the Issuer after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Issuer. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Under the *Business Corporations Act* (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 2/3 of the votes cast at a general meeting of the Issuer, the notice of which is accompanied by a circular describing the proposed action and its effect on the shareholders. Shareholders representing 10% of the Issuer who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order the Issuer to purchase the shares of any member at a price determined by the Court.

The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute. A shareholder or shareholders having in the aggregate 5% of the issued shares of the Issuer may requisition a meeting and the Board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

The notice of articles and articles of the Issuer contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on the shares of the Issuer. There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company.

There are no provisions in the Issuer's notice of articles and articles that would have an effect of delaying, deferring or preventing a change in control of the Issuer and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Issuer or any of its subsidiaries.

There is no provision in the Issuer's articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level. Securities Acts, regulations and the policies and rules thereunder in the Provinces of Alberta and British Columbia, where the Issuer is a reporting company, require any person holding or having control of more than 10% of the issued shares of the Issuer to file insider returns disclosing such share holdings.

There have been no ratings, provisional or otherwise, received from any ratings organization for securities of the Issuer.

ITEM 8: MARKET FOR SECURITIES

The Issuer's securities are traded and quoted on only one stock exchange: The Toronto Stock Exchange. Previously, the Issuer's securities were traded and quoted on only the TSX Venture Exchange, effective July 28, 2004, the Issuer's securities are traded and quoted on only the Toronto Stock Exchange.

No securities of the Issuer are traded or quoted on a foreign marketplace.

The graph below illustrates the price ranges and trading volumes of the Issuer up to November 21, 2005.


Capstone Gold (CSG-T)
as of 21-Nov-05
Canadian Dollars
1.30
1.20
1.10
1.00
0.90
0.80
0.70


Volume (mil)
1
0
Dec04
Jan05
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov

ITEM 9: ESCROWED SECURITIES

There are no securities of any class of the Issuer that are held in escrow.

ITEM 10: DIRECTORS AND OFFICERS

The name, municipality of residence and position with the Issuer for each director and officer of the Issuer and the principal business or occupation in which each such person has been engaged during the immediately preceding five years is as follows:

NAME, RESIDENCE, AND POSITIONS WITH ISSUER	TERM OF POSITIONS WITH ISSUER	PRINCIPAL OCCUPATION OR EMPLOYMENT FOR PAST FIVE YEARS; DIRECTORSHIPS AND OFFICES OF OTHER COMPANIES
Darren M. Pylot Vancouver, BC *Director, President, Chairman, and C.E.O.*	Director and President since February 27, 1995; Chairman and C.E.O. since January 5, 2004	President and Director of Issuer from 1995 to present; Director of Phage Therapeutics Inc. from 1998 to present; Director of East Asia Minerals Corporation from Jan. 2004 to present; President of Stealth Investments Corp. from March 1996 to present
John Munro (Jack) Marr West Vancouver, BC *Director*	Director since December 6, 2002	Geologist; Director and Vice-President of Geodex Minerals Ltd., 1993 to present; VP Exploration of the Issuer from May 1/03 to Jan. 5/04; Director of Soho Resources from May 1993 to present; VP Exploration of Teryl Resources from August 1995 to present; Director of La Mancha Resources from October 1999 to present; Senior VP Exploration of Crosshair Exploration from January 2003 to present
Peter M. Kuhn Reno, NV, U.S.A. *Director* (resigned his position as a director on October 10, 2005)	Director since May 1, 2003	President of Centennial Development Corp. from May 2001 to present; President of BLM Service Group from April 1999 to April 2001; Director of Grange Gold from June 2000 to present (TSX-V); Director of American Bonanza from July 2000 to March 2001 (TSX-V); Director and President of Bullion River Gold from December 2003 to present (OTC-BB)
Jason Howe Vancouver, BC *Chief Financial Officer*	Chief Financial Officer since April 30, 2004	Tax Manager at PricewaterhouseCoopers from November 2000 to April 2004; Accountant at Johnsen Archer from September 1996 to October 2000.
Tony Chan Richmond, BC *Director*	Director since April 30, 2004	Director and Vice-President of Golden Capital Securities Ltd. from inception in 1990 to 2004
Kenneth Thorsen	Director since July 5, 2004	Sole Proprietor of Thorsen Consulting from

Port Coquitlam, BC *Director*		January 2002 to present; General Manager of Advanced Projects of Teck Corporation from December 1999 to December 2001; Director of Boulder Mining from February 2002 to present; Director of Miranda Mining from July 2002 to August 2003; Director of Donner Minerals from May 2004 to present; Director and VP of Exploration for Bell Coast Capital Corp. from September 2002 to present; Director and VP of Exploration for Fury Exploration Ltd. from September 2003 to present; Director of Mirabel Resources from May 2002 to present.
Hugh Willson Surrey, BC *Vice-President of Exploration*	Vice-President of Exploration since March 2, 2004	Self-employed consulting geologist from May 1991 to March 2004.
Sarah Kennedy North Vancouver, BC *Secretary*	Secretary since March 2, 2005	Office Manager of the Issuer from February 2004 to present; Business Analyst for Phillips, Hager & North from March 1997 to February 2004.

The directors of the Issuer are elected annually by the shareholders and serve until the next annual general meeting. The most recent annual general meeting was held on January 12, 2005.

Officers of the Issuer are appointed by the Board of Directors.

The **Audit Committee** consists of John Munro (Jack) Marr, Tony Chan, and Kenneth Thorsen.

The Issuer's other committees are as follows: **Corporate Governance Committee**, consisting of Darren Pylot, Tony Chan, and John Munro (Jack) Marr; **Compensation Committee**, consisting of Tony Chan, John Munro (Jack) Marr, and Ken Thorsen; **Nomination Committee**, consisting of Tony Chan, John Munro (Jack) Marr, and Ken Thorsen.

As of August 31, 2005, the directors and officers of the Issuer as a group owned or exercised control or direction over 408,009 (0.96%) of the Issuer's common shares, which is its only class of voting securities.

Corporate Cease Trade Orders

None of the directors or officers or shareholders with sufficient securities to materially affect control of the Issuer is, or within the past ten years has been, a director or officer of any other issuer, that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.

Penalties or Sanctions

None of the directors or officers or shareholders with sufficient securities to materially affect control of the Issuer has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory or has entered into a settlement agreement with a Canadian securities regulatory authority.

None of the directors or officers or shareholders with sufficient securities to materially affect control of the Issuer has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors or officers or shareholders with sufficient securities to materially affect control of the Issuer has, within the past ten years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of that individual

Conflicts of Interest

None of the directors or officers is in a position where there is a potential conflict of interest with the Issuer or any subsidiary of the Issuer, to the Issuer's knowledge.

ITEM 11: PROMOTERS

Within the three most recently completed financial years and within the current financial year, neither the Issuer nor any subsidiary of the Issuer has had any promoters.

ITEM 12: LEGAL PROCEEDINGS

The Issuer is not subject to any legal proceedings as of August 31, 2005. Bacis has advised the Issuer that a mortgage on the Cozamin Property in the amount of $19,218,318.32 Mexican pesos has been paid in full. The mortgagee unsuccessfully made a claim for payment in U.S. Currency which was rejected by judicial determination by the Mexican lower and appelate courts.

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are not any material transactions within either the current financial year or the three most recently completed financial years in which there is a material interest of any director, executive officer, direct or indirect holder of more than 10% of any class of voting securities of the Issuer, or any associate or affiliate of any of the foregoing.

ITEM 14: TRANSFER AGENTS AND REGISTRARS

The Issuer's only transfer agent and only registrar is Computershare Investor Services Inc., which has offices in both Vancouver and Toronto for the registration and transfer of all classes of the Issuer's securities.

ITEM 15: MATERIAL CONTRACTS

The following are the particulars of every material contract of the Issuer that was entered into either (a) within the most recently completed financial year, or (b) entered into between January 1, 2002 and the beginning of the most recently completed financial year but is still in effect:

1. Option Agreement in English dated for reference January 21, 2004 and described above under Item 4 – General Development of the Business.

2. Option Agreement in Spanish, dated for reference January 21, 2004 and described above under Item 4 – General Development of the Business.

3. Agreement dated September 28, 2004 among Capstone Mexico, Fideicomiso de Fomento Minero, and Cozamin S.A. de C.V. whereby Capstone Mexico agrees, in respect of the debt restructuring agreement between Cozamin S.A. de C.V. and Fideicomiso de Fomento Minero solely as it relates to the Cozamin property, (i) to provide a US$25,000 payment by October 18, 2004 in respect of the principal portion of the indebtedness under the debt restructuring agreement, and (ii) subject to the Issuer exercising its option regarding the Cozamin property pursuant to the Jan. 21 2004 Option Agreement by September 28, 2005, to assume the payment of US$1,125,000 in full satisfaction of any and all indebtedness related to the principal and interest under the debt restructuring agreement.

4. Brokered Private Placement Agency Agreement dated November 3, 2004 between the Issuer and Pacific International Securities Inc. (the "Agent"), whereby the Agent is the Issuer's exclusive agent in respect of a proposed offering of 10,000,000 units of the Issuer at a price of $0.85 per unit, each unit consisting of one common share and one half of one transferable common share purchase warrant. Each whole warrant is exercisable into one common share of the Issuer at an exercise price of $1.25 per common share for a period of three years following the closing date of the offering. The Agent has an over-allotment option whereby the Agent may offer for sale up to 3,000,000 additional units at any time prior to the closing date of the offering. The Issuer will pay the Agent a commission fee of 7.0% of the gross proceeds as well as a corporate finance fee of $30,000, plus GST ($32,100). The Agent will also receive options equal in number to 10% of the number of units sold, entitling the Agent to purchase units of the Issuer at a price of $0.90 per unit, each unit consisting of one common share and one half of one non-transferable agent's warrant. Each whole agent's warrant is exercisable into one common share of the Issuer at an exercise price of $1.30 per common share for a period of three years following the closing date of the offering.

5. Option Exercise Agreement dated for reference June 20, 2005, between the Issuer, Capstone Mexico, and Grupo, whereby Capstone Mexico and Grupo agree that the Issuer may pay US$1,100,000 to FIFOMI in respect of the indebtedness owed by Grupo to FIFOMI and secured upon the Cozamin Property (the "Initial FIFOMI Payment"). Grupo acknowledges that payments by the Issuer to FIFOMI shall be credited against any work expenditure required of Capstone Mexico under the Jan. 21 Option Agreement or

the Jan. 21 Option Agreement in Spanish. Grupo also agrees pursuant to this agreement that the Issuer may accelerate the third and final payment of 1,000,000 shares in the capital stock of the Issuer under the Jan. 21, 2004 Option Agreement pertaining to the exercise of the option to acquire a 90% interest in the Cozamin Property (the "Final Share Payment") and that upon making the Final Share Payment and the Initial FIFOMI Payment, the Issuer and Capstone Mexico shall have completed all payments and expenditures (actual and deemed) required to acquire a 90% interest in the Cozamin Property. The Issuer agrees that upon the execution of a certain assignment of rights and obligations agreement between Grupo, Capstone Mexico and Silverstone Mexico, the Issuer shall, if it has not already done so, make the Initial FIFOMI Payment and the Final Share Payment and Capstone Mexico shall thereby have earned a 90% interest in the Cozamin Property.

ITEM 16: INTERESTS OF EXPERTS

The names of each person or company who are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Issuer during, or related to, the Issuer's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or the Issuer, are as follows: (i) Peter Christopher; (ii) Gary Giroux; (iii) John (Jack) Munro Marr; and (iv) Hugh Willson. To the best knowledge of the Issuer, none of the above mentioned experts has more than a 1% interest in the securities of the Issuer.

ITEM 17: ADDITIONAL INFORMATION

Additional information on the Issuer can be found on SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities and securities authorized for issuance under equity compensation plans is contained in the Issuer's information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Issuer's comparative financial statements and Management Discussion & Analysis for its most recently completed financial year.

FINANCIAL STATEMENT REQUEST FORM

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year and return this to **COMPUTERSHARE INVESTOR SERVICES INC.**, Proxy Dept., 100 University Ave., 9th Floor, Toronto, Ont., M5J 2Y1.

You will not automatically receive copies of the financial statements unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the ensuing financial year.

CAPSTONE MINING CORP.

Please select one or both of the following options: Annual Financial Statements & MD&A _____ Quarterly Financial Statements & MD&A ________

Name: ______________________________

Address: ______________________________

City/Prov/State/ Postal Code: __________________________

Preferred Method of Communication:
Email_____or Mail: _________

Signature: ______________________________________

Date: ________________

Email Address:______________________

FINANCIAL STATEMENT REQUEST FORM

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year and return this to COMPUTERSHARE INVESTOR SERVICES INC., Proxy Dept., 100 University Ave., 9th Floor, Toronto, Ont., M5J 2Y1.

You will not automatically receive copies of the financial statements unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the ensuing financial year.

CAPSTONE GOLD CORP.

Please select one or both of the following options: Annual Financial Statements & MD&A ____
Quarterly Financial Statements & MD&A ________

Name: ____________________________

Address: ____________________________

City/Prov/State/ Postal Code: _________________________

Preferred Method of Communication:
Email_____or Mail: _________

Signature: ____________________________________

Date: _______________

Email Address:_____________________

Capstone Gold Corp.
Report of Voting
Results
(Section 11.3 of National Instrument 51-102)

The following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of the shareholders of Capstone Gold Corp. (the "Company") held on January 10, 2006 in Vancouver, British Columbia:

Item 1: Appointment of Auditors

Davidson & Company LLP, Chartered Accountants were appointed as the auditors of the Company by way of an ordinary resolution.

Item 2: Election of Directors

The four nominees set forth in the management information circular of the Company dated November 23, 2005 (the "Circular") were elected as directors of the Company by way of an ordinary resolution.

Item 3: Approval of Share Option Plan

The resolution approving the adoption of the Company's stock option plan as described in the Circular was passed by way of a special resolution.

Item 4: Change of Name

The special resolution approving the change of the Company's name to "Capstone Mining Corp." was passed by way of a special resolution.

Dated this 10th day of January, 2006.

CAPSTONE GOLD CORP.

By: *"Darren M. Pylot"*
President and Director


RECEIVED

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: CAPSTONE MINING CORP.

Financial Year Ending, used in calculating the participation fee: AUGUST 31 2006

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year … **80,830,512**

Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X **$1.61**

Market value of class or series = under 250,000,000

130,137,124 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______ (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): ______ (B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______ (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = ______

Total fee payable in accordance with Appendix A of the Rule **$6,700**

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of entire months remaining in the issuer's financial year

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) __________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

<u>Financial Statement Values</u> (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit __________

Contributed surplus __________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) __________

Long term debt (including the current portion) __________

Capital leases (including the current portion) __________

Minority or non-controlling interest __________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) __________

Any other item forming part of shareholders' equity and not set out specifically above __________

Total Capitalization __________

Total Fee payable pursuant to Appendix A of the Rule __________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year
12 __________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) __________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ____________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ____________

Percentage of the class registered in the name of an Ontario person X ____________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ____________

Capitalization (add market value of all classes and series of securities) ____________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit

Contributed surplus ____________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________ ____________

Long term debt (including the current portion)

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________ ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Percentage of the outstanding equity securities registered in the name of an Ontario person
X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\frac{\text{Total Fee Payable} \quad \times \quad \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by all reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posted for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to
the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3
Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	**Capstone Gold Corp.**	
Financial Year Ending, used in calculating the participation fee:	**August 31, 2005**	

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	42,478,056	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X 0.92	
Market value of class or series	= 39,080,000	
		39,080,000
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		_________(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		_________(B)
(Repeat for each class or series of corporate debt or preferred shares)		_________(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		39,080,000
Total fee payable in accordance with Appendix A of the		$2,500.00

Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) __________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) __________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit __________

Contributed surplus __________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) __________

Long term debt (including the current portion) __________

Capital leases (including the current portion) __________

Minority or non-controlling interest __________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) __________

Any other item forming part of shareholders' equity and not set out specifically above __________

Total Capitalization __________

Total Fee payable pursuant to Appendix A of the Rule __________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) __________

Total Fee Payable × Number of entire months remaining in the issuer's financial year

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ __________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) __________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year __________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X __________

Percentage of the class registered in the name of an Ontario person X __________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = __________

Capitalization (add market value of all classes and series of securities) __________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit __________

Contributed surplus __________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) __________

Long term debt (including the current portion)		________
Capital leases (including the current portion)		________
Minority or non-controlling interest		________
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)		________
Any other item forming part of shareholders' equity and not set out specifically above		________
Percentage of the outstanding equity securities registered in the name of an Ontario person	X	________
Capitalization		________
Total Fee payable pursuant to Appendix A of the Rule		________
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should

be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	**Capstone Gold Corp.**
Financial Year Ending, used in calculating the participation fee:	**August 31, 2005**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

<u>Market value of equity securities</u>:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	42,478,056	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X .92	
Market value of class or series	= 39,080,000	
		39,080,000
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		________(A)
<u>Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii)</u>: **[Provide details of how determination was made.]**		________(B)
(Repeat for each class or series of corporate debt or preferred shares)		________(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		39,080,000
Total fee payable in accordance with Appendix A of the		$1,300.00

Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ______

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ______

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ______

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ______

Percentage of the class registered in the name of an Ontario person X ______

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ______

Capitalization (add market value of all classes and series of securities) ______

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should

be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.





CAPSTONE
MINING CORP.

CAPSTONE RECEIVES US $9,420,000 FROM CONCENTRATE SALES

Dated: December 12, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report the following concentrate sales from its 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico.

Highlights

- Capstone has received 90% provisional payments (including previous advances) of US$9,420,000 for the following concentrates.
  - 5,541 tons of copper concentrate grading 24% copper (2.9 million lbs)
  - 1,820 tons of zinc concentrate grading 46% zinc (1.8 million lbs)
  - 119,190 ounces of silver contained in the above concentrates
- 650 tons of lead concentrate grading 65% lead (931,190 lbs) and 53,000 ounces of silver are currently at the port awaiting shipment
- Total current cash on hand is $24 million ($0.30/share)
- During the first three months of operations, the Cozamin mine operated at 103% of the 1,000 tpd design capacity.

Concentrate Sales

Capstone received a 90% provisional payment (including previous advances) of US$9,420,000 from Glencore International AG. The outstanding 10% balance and final pricing for the concentrates are subject to the terms of the concentrate sales agreements with copper priced in April 2007 and zinc priced in March 2007.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.8 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

Capstone Mining Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

December 12, 2006

3. **News Release**

December 12, 2006

4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. **Full Description of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
December 12, 2006


CAPSTONE
MINING CORP.

CAPSTONE RECEIVES US $9,420,000 FROM CONCENTRATE SALES

Dated: December 12, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report the following concentrate sales from its 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico.

Highlights

- Capstone has received 90% provisional payments (including previous advances) of US$9,420,000 for the following concentrates.
  - 5,541 tons of copper concentrate grading 24% copper (2.9 million lbs)
  - 1,820 tons of zinc concentrate grading 46% zinc (1.8 million lbs)
  - 119,190 ounces of silver contained in the above concentrates
- 650 tons of lead concentrate grading 65% lead (931,190 lbs) and 53,000 ounces of silver are currently at the port awaiting shipment
- Total current cash on hand is $24 million ($0.30/share)
- During the first three months of operations, the Cozamin mine operated at 103% of the 1,000 tpd design capacity.

Concentrate Sales

Capstone received a 90% provisional payment (including previous advances) of US$9,420,000 from Glencore International AG. The outstanding 10% balance and final pricing for the concentrates are subject to the terms of the concentrate sales agreements with copper priced in April 2007 and zinc priced in March 2007.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.8 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com


CAPSTONE
MINING CORP.


RECEIVED
2007 JAN -4 A 5:14

CAPSTONE ADOPTS SHAREHOLDER RIGHTS PLAN

November 17, 2006 **TSX:CS**

Vancouver, B.C. ... Effective today, the Board of Directors of Capstone Mining Corp. (the "Corporation") has adopted a shareholder rights plan (the "Plan"). The Plan will be presented for ratification by the shareholders of the Corporation at their next Annual Meeting, which will be held on January 11, 2007.

Under the Plan, the Corporation has issued one right for no consideration in respect of each outstanding common share of the Corporation to all holders of record on November 16, 2006. All common shares issued by the Corporation during the term of the Plan will have one right represented by the certificates representing the common shares of the Corporation. The term of the Plan is three years, subject to re-approval by the shareholders of the Corporation at their 2009 Annual Meeting.

The Plan is intended to provide the Board of Directors with adequate time to consider value-enhancing alternatives to a take-over bid and allow competing bids to emerge, and to provide the shareholders of the Corporation adequate time to properly assess a take-over bid without undue pressure. The Plan is also intended to ensure that the shareholders of the Corporation are provided equal treatment under a take-over bid. The Corporation is not currently aware of any pending or threatened take-over bid for the Corporation.

The Rights issued under the Plan become exercisable only if a person acquires 20% or more of the common shares of the Corporation without complying with the "permitted bid" provisions in the Plan or without the approval of the Board of Directors of the Corporation. Should such an acquisition occur, rights holders (other than the acquiring person or related persons) can purchase common shares of the corporation at half the prevailing market price (as defined in the Plan) at the time the Rights become exercisable. Each Right, upon exercise, would permit the purchase of shares of the Corporation at a substantial discount to the market price.

"Permitted bids" under the Plan must be made to all shareholders for all shares of the Corporation, and must be open for acceptance for a minimum of 60 days. If at least 50% of the outstanding shares have been tendered and not withdrawn after 60 days, the bidder may take up the shares, but must make a public announcement of that take-up and extend the bid for a further 10 days to allow other shareholders to tender to the bid.

The Toronto Stock Exchange has conditionally accepted the Plan, subject to ratification by the shareholders of the Corporation.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Mining Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   November 17, 2006

3. **News Release**

   November 17, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   November 17, 2006


CAPSTONE
MINING CORP.

CAPSTONE ADOPTS SHAREHOLDER RIGHTS PLAN

November 17, 2006 **TSX:CS**

Vancouver, B.C. ... Effective today, the Board of Directors of Capstone Mining Corp. (the "Corporation") has adopted a shareholder rights plan (the "Plan"). The Plan will be presented for ratification by the shareholders of the Corporation at their next Annual Meeting, which will be held on January 11, 2007.

Under the Plan, the Corporation has issued one right for no consideration in respect of each outstanding common share of the Corporation to all holders of record on November 16, 2006. All common shares issued by the Corporation during the term of the Plan will have one right represented by the certificates representing the common shares of the Corporation. The term of the Plan is three years, subject to re-approval by the shareholders of the Corporation at their 2009 Annual Meeting.

The Plan is intended to provide the Board of Directors with adequate time to consider value-enhancing alternatives to a take-over bid and allow competing bids to emerge, and to provide the shareholders of the Corporation adequate time to properly assess a take-over bid without undue pressure. The Plan is also intended to ensure that the shareholders of the Corporation are provided equal treatment under a take-over bid. The Corporation is not currently aware of any pending or threatened take-over bid for the Corporation.

The Rights issued under the Plan become exercisable only if a person acquires 20% or more of the common shares of the Corporation without complying with the "permitted bid" provisions in the Plan or without the approval of the Board of Directors of the Corporation. Should such an acquisition occur, rights holders (other than the acquiring person or related persons) can purchase common shares of the corporation at half the prevailing market price (as defined in the Plan) at the time the Rights become exercisable. Each Right, upon exercise, would permit the purchase of shares of the Corporation at a substantial discount to the market price.

"Permitted bids" under the Plan must be made to all shareholders for all shares of the Corporation, and must be open for acceptance for a minimum of 60 days. If at least 50% of the outstanding shares have been tendered and not withdrawn after 60 days, the bidder may take up the shares, but must make a public announcement of that take-up and extend the bid for a further 10 days to allow other shareholders to tender to the bid.

The Toronto Stock Exchange has conditionally accepted the Plan, subject to ratification by the shareholders of the Corporation.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com


CAPSTONE
MINING CORP.

CAPSTONE PROVIDES OCTOBER PRODUCTION UPDATE

Dated: November 7, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report an update from its 100% owned Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico.

Highlights

- During the month of October the Cozamin mine and mill continued to operate at 100% of design capacity, 1,000 tonnes per day.
- As of October 31, 2006 the following saleable concentrates have been produced since start-up, and are currently being transported to the port for shipping during November 2006.
  - 5,200 tons of copper grading 25% (2,865,200 lbs)
  - 2,000 tons of zinc grading 46% (2,027,680 lbs)
  - 680 tons of lead grading 66% (989,155 lbs)
  - 176,181 ounces of silver contained in concentrates

Cozamin Plant

During the month of October the mill operated at full capacity and averaged a rate of 1,000 tpd. Total throughput for the month of October was 31,100 tons. Concentrate production included 1,831 tons of copper concentrate grading 25% copper, 700 tons of zinc concentrate grading 46% zinc, and 250 tons of lead concentrate grading 68% lead. Recoveries for copper were 84%, zinc 51%, lead 66% and silver 75%. The average head grade for the mill tonnage was 1.73% copper, 2.01% zinc, 0.83% lead and 80.0 g/t silver.

Preliminary design and engineering plans for the doubling of capacity at Cozamin have started. A construction schedule and budgets are expected to be complete by the end of December, 2006. All of the expansion costs will be funded from cash flow.

Cozamin Mine

In October, the mine produced in excess of 30,000 tons of ore from 5 operating stopes and development ore. The new level 10 dump pockets and loading station will now be completed by the end of November. These will allow the tonnage from level 10 to be hoisted from the mine, permitting operation above the designed rate of 1,000 tpd.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.5 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Mining Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   November 7, 2006

3. **News Release**

   November 7, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   November 7, 2006


CAPSTONE
MINING CORP.

CAPSTONE PROVIDES OCTOBER PRODUCTION UPDATE

Dated: November 7, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report an update from its 100% owned Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico.

Highlights

- During the month of October the Cozamin mine and mill continued to operate at 100% of design capacity, 1,000 tonnes per day.
- As of October 31, 2006 the following saleable concentrates have been produced since start-up, and are currently being transported to the port for shipping during November 2006.
  - 5,200 tons of copper grading 25% (2,865,200 lbs)
  - 2,000 tons of zinc grading 46% (2,027,680 lbs)
  - 680 tons of lead grading 66% (989,155 lbs)
  - 176,181 ounces of silver contained in concentrates

Cozamin Plant

During the month of October the mill operated at full capacity and averaged a rate of 1,000 tpd. Total throughput for the month of October was 31,100 tons. Concentrate production included 1,831 tons of copper concentrate grading 25% copper, 700 tons of zinc concentrate grading 46% zinc, and 250 tons of lead concentrate grading 68% lead. Recoveries for copper were 84%, zinc 51%, lead 66% and silver 75%. The average head grade for the mill tonnage was 1.73% copper, 2.01% zinc, 0.83% lead and 80.0 g/t silver.

Preliminary design and engineering plans for the doubling of capacity at Cozamin have started. A construction schedule and budgets are expected to be complete by the end of December, 2006. All of the expansion costs will be funded from cash flow.

Cozamin Mine

In October, the mine produced in excess of 30,000 tons of ore from 5 operating stopes and development ore. The new level 10 dump pockets and loading station will now be completed by the end of November. These will allow the tonnage from level 10 to be hoisted from the mine, permitting operation above the designed rate of 1,000 tpd.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.5 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com


CAPSTONE
MINING CORP.

CAPSTONE RECEIVES US$3.25 MILLION FROM ADVANCE PAYMENT ON COPPER CONCENTRATE SALES

Dated: October 5, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report its first copper concentrate advance payment and an update from its Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico.

Highlights

- Capstone has received an 80% advance of US$3.25 million on 2,696 tons of copper concentrate grading 25% copper (1.5 million lbs of copper)
- 52,000 ounces of silver is included in the copper concentrate
- As of September 30, 2006 the following saleable concentrates have been produced and are currently stored as inventory at the mine site.
  - 3,360 tons of copper grading 25% (1,851,360 lbs)
  - 1,521 tons of zinc grading 48% (1,575,573 lbs)
  - 443 tons of lead grading 65% (634,642 lbs)
  - 109,550 ounces of silver contained in concentrates
- Total cash on hand has increased to US$21 million

Concentrate sales

Copper concentrates will be shipped in 5,000 wet metric tonne ("wmt") lots with expected first shipment by mid November 2006. Zinc concentrates will be shipped in 1,000 wmt lots and lead concentrates will be shipped in 300 wmt lots with expected first shipments by mid October 2006 as these lot sizes have been achieved.

Cozamin Plant

During the month of September the mill operated at full capacity and averaged a rate of 1,000 tpd. Total throughput for the month of September was 30,500 tons. Concentrate production included 1,307 tons of copper concentrate grading 25% copper, 700 tons of zinc concentrate grading 48% zinc, and 205 tons of lead concentrate grading 65% lead. Recoveries for copper were 82%, zinc 58%, lead 70% and silver 72%. The average head grade for the mill tonnage was 1.3% copper, 0.6% lead, 1.9% zinc and 68.0 g/t silver.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.5 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

Form 51-103F3
Material Change Report

1. Name and Address of Company

Capstone Mining Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. Date of Material Change

October 5, 2006

3. News Release

October 5, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. Date of Report

October 5, 2006


CAPSTONE
MINING CORP.

COZAMIN MINE ACHIEVES COMMERCIAL PRODUCTION

Dated: October 5, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report its first copper concentrate advance payment and an update from its Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico.

Highlights

- Capstone has received an 80% advance of US$3.25 million on 2,696 tons of copper concentrate grading 25% copper (1.5 million lbs of copper)
- 52,000 ounces of silver is included in the copper concentrate
- As of September 30, 2006 the following saleable concentrates have been produced and are currently stored as inventory at the mine site.
    - 3,360 tons of copper grading 25% (1,851,360 lbs)
    - 1,521 tons of zinc grading 48% (1,575,573 lbs)
    - 443 tons of lead grading 65% (634,642 lbs)
    - 109,550 ounces of silver contained in concentrates
- Total cash on hand has increased to US$21 million

Concentrate sales

Copper concentrates will be shipped in 5,000 wet metric tonne ("wmt") lots with expected first shipment by mid November 2006. Zinc concentrates will be shipped in 1,000 wmt lots and lead concentrates will be shipped in 300 wmt lots with expected first shipments by mid October 2006 as these lot sizes have been achieved.

Cozamin Plant

During the month of September the mill operated at full capacity and averaged a rate of 1,000 tpd. Total throughput for the month of September was 30,500 tons. Concentrate production included 1,307 tons of copper concentrate grading 25% copper, 700 tons of zinc concentrate grading 48% zinc, and 205 tons of lead concentrate grading 65% lead. Recoveries for copper were 82%, zinc 58%, lead 70% and silver 72%. The average head grade for the mill tonnage was 1.3% copper, 0.6% lead, 1.9% zinc and 68.0 g/t silver.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.5 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com


RECEIVED


CAPSTONE
MINING CORP.

COZAMIN MINE UPDATE

Dated: August 9, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report the recent progress at its 100% owned Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico.

Cozamin Plant

The Cozamin plant was successfully commissioned during the month of June. In July, the mill throughput rate was 17,000 tons of ore, 57% of the designed 1,000 tpd throughput rate. Copper and lead concentrate grades and recoveries increased throughout July with average concentrate grades of 25% for copper and 57% for lead. Recoveries for copper averaged 85% and 53% for lead. These concentrates also produced 23,500 ounces of silver in July. Zinc concentrate grades also improved throughout July with month end concentrate grades averaging 42% with recoveries of 45%. All of the copper, lead and zinc concentrates being produced daily are stored as inventory at the Cozamin mine site. The average head grade for the mill tonnage was 1.2% copper, 0.6% lead, 1.6% zinc and 62.0 g/t silver. Feed to the mill was made from development ore, stockpiled ore and clean-up of existing stopes.

During the month of August the plant has a planned throughput of 80% of feasibility design. Concentrate grades for copper, lead and silver continue to average as reported above. The average zinc concentrate grade has increased to 45% and recoveries have increased to 48%. Concentrate grades and recoveries will continue to be worked on to achieve feasibility level results.

Commercial production is expected by the end of September 2006.

San Roberto Mine

A total of 55,000 tons of ore have been removed from the mine since commencement of underground workings. Four stopes have been readied for production; two on each side of levels 8 and 9. Development on level 10 is continuing with 4 ore faces developed and producing ore. Planned production for August includes 700 tpd from underground and additional tonnes from stockpiled ore on surface.

The internal ramp is continuing down to level 11. The new level 10 dump pockets and loading station are expected to be completed in September. These will increase the tonnage hoisted and allow the mine to continue its ramp-up to 1,000 tpd.

QA/QC

All mine, plant control and concentrate assaying is done on site at the Cozamin plant laboratory. Twenty five percent of the mine sample pulps are sent to an independent laboratory for assay confirmation. Sample duplicates, pulp duplicates, standards and blanks are inserted with every 20 mine samples for quality analysis. Independent laboratories are also being used to confirm plant control and concentrate assays.

Qualified Person Robert Barnes, P.Eng. Vice-President of Operations for Capstone Mining has reviewed and approved the contents of this news release.

Suite 401 – 750 West Pender St. Vancouver, BC, Canada V6C 2T8 T. 604.684.8894 F. 604.688.2180 www.capstonemining.com

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.5 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

Form 51-103F3
Material Change Report

1. Name and Address of Company

Capstone Mining Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. Date of Material Change

August 9, 2006

3. News Release

August 9, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. Date of Report
August 9, 2006


CAPSTONE
MINING CORP.

COZAMIN MINE UPDATE

Dated: August 9, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report the recent progress at its 100% owned Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico.

Cozamin Plant

The Cozamin plant was successfully commissioned during the month of June. In July, the mill throughput rate was 17,000 tons of ore, 57% of the designed 1,000 tpd throughput rate. Copper and lead concentrate grades and recoveries increased throughout July with average concentrate grades of 25% for copper and 57% for lead. Recoveries for copper averaged 85% and 53% for lead. These concentrates also produced 23,500 ounces of silver in July. Zinc concentrate grades also improved throughout July with month end concentrate grades averaging 42% with recoveries of 45%. All of the copper, lead and zinc concentrates being produced daily are stored as inventory at the Cozamin mine site. The average head grade for the mill tonnage was 1.2% copper, 0.6% lead, 1.6% zinc and 62.0 g/t silver. Feed to the mill was made from development ore, stockpiled ore and clean-up of existing stopes.

During the month of August the plant has a planned throughput of 80% of feasibility design. Concentrate grades for copper, lead and silver continue to average as reported above. The average zinc concentrate grade has increased to 45% and recoveries have increased to 48%. Concentrate grades and recoveries will continue to be worked on to achieve feasibility level results.

Commercial production is expected by the end of September 2006.

San Roberto Mine

A total of 55,000 tons of ore have been removed from the mine since commencement of underground workings. Four stopes have been readied for production; two on each side of levels 8 and 9. Development on level 10 is continuing with 4 ore faces developed and producing ore. Planned production for August includes 700 tpd from underground and additional tonnes from stockpiled ore on surface.

The internal ramp is continuing down to level 11. The new level 10 dump pockets and loading station are expected to be completed in September. These will increase the tonnage hoisted and allow the mine to continue its ramp-up to 1,000 tpd.

QA/QC

All mine, plant control and concentrate assaying is done on site at the Cozamin plant laboratory. Twenty five percent of the mine sample pulps are sent to an independent laboratory for assay confirmation. Sample duplicates, pulp duplicates, standards and blanks are inserted with every 20 mine samples for quality analysis. Independent laboratories are also being used to confirm plant control and concentrate assays.

Qualified Person Robert Barnes, P.Eng. Vice-President of Operations for Capstone Mining has reviewed and approved the contents of this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.5 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com



CAPSTONE
MINING CORP.

UPDATED RESOURCE ESTIMATE AT THE
COZAMIN COPPER-SILVER-ZINC MINE, ZACATECAS STATE, MEXICO

Dated: July 5, 2006 **TSX: CS**

HIGHLIGHTS

- **An updated resource estimate has been completed for the Cozamin copper-silver-zinc mine.**
- **Cozamin mine resource estimate at a 1% cut-off grade:**
  - **The measured and indicated categories increases to 2.76 million tonnes containing 152.15 million pounds of copper and 7.58 million ounces of silver;**
  - **The Inferred category increases to 3.09 million tonnes containing 151.26 million pounds of copper and 7.86 million ounces of silver;**

COZAMIN RESOURCE UPDATED YIELDING INCREASED GRADE AND TONNAGE

A new independent resource estimate has been completed for the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. This new resource estimate significantly increases the contained metal within the Measured and Indicated Resource categories.

Table 1: TOTAL MEASURED RESOURCES – COZAMIN MINE, JUNE 2006

Cut Off Grade % Cu	Tonnes > Cut Off	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Cu (Million lbs)*	Ag (Million oz)*
0.25	780,000	72.06	2.01	1.08	0.56	0.06	34.57	1.81
0.50	700,000	77.38	2.20	1.06	0.55	0.06	33.96	1.74
1.00	**550,000**	**86.56**	**2.58**	**1.07**	**0.48**	**0.05**	**31.29**	**1.53**
1.25	500,000	88.83	2.74	1.08	0.47	0.05	30.21	1.43
1.40	460,000	89.54	2.86	1.08	0.43	0.05	29.01	1.32

Table 2: TOTAL INDICATED RESOURCES – COZAMIN MINE, JUNE 2006

Cut Off Grade % Cu	Tonnes > Cut Off	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Cu (Million lbs)*	Ag (Million oz)*
0.25	2,690,000	76.96	2.14	1.16	0.52	0.06	126.93	6.66
0.50	2,480,000	81.18	2.29	1.14	0.51	0.06	125.23	6.47
1.00	**2,210,000**	**85.13**	**2.48**	**1.14**	**0.47**	**0.05**	**120.85**	**6.05**
1.25	2,010,000	86.52	2.61	1.12	0.44	0.05	115.68	5.59
1.40	1,880,000	87.32	2.70	1.12	0.41	0.05	111.93	5.28

Table 3: TOTAL MEASURED & INDICATED RESOURCES – COZAMIN MINE, JUNE 2006

Cut Off Grade % Cu	Tonnes > Cut Off	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Cu (Million lbs)*	Ag (Million oz)*
0.25	3,470,000	75.87	2.11	1.15	0.53	0.06	161.44	8.46
0.50	3,170,000	80.34	2.27	1.12	0.52	0.06	158.67	8.19
1.00	**2,760,000**	**85.42**	**2.50**	**1.12**	**0.47**	**0.05**	**152.15**	**7.58**
1.25	2,510,000	86.98	2.63	1.11	0.44	0.05	145.56	7.02
1.40	2,340,000	87.75	2.73	1.11	0.41	0.05	140.86	6.60

Table 4: TOTAL INFERRED RESOURCES – COZAMIN MINE, JUNE 2006

Cut Off Grade % Cu	Tonnes > Cut Off	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Cu (Million lbs)*	Ag (Million oz)*
0.25	3,860,000	71.10	1.89	1.33	0.30	0.07	160.86	8.82
0.50	3,520,000	75.28	2.04	1.30	0.29	0.06	158.34	8.52
1.00	**3,090,000**	**79.07**	**2.22**	**1.29**	**0.27**	**0.06**	**151.26**	**7.86**
1.25	2,770,000	80.52	2.34	1.27	0.26	0.06	142.92	7.17
1.40	2,620,000	81.09	2.40	1.27	0.27	0.06	138.65	6.83

Note: * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

This new resource estimate has been completed by independent qualified person Gary H. Giroux, P.Eng., MASc., of Giroux Consultants Ltd. in Vancouver, B.C. This estimate is based on an updated 3D geologic model integrating an additional 10,320.97 meters of diamond drilling and 2,706 assays from 47 underground NQ-core drill holes and 768 channel samples collected in 2006. These data augmented the 25,325.44 meters of drilling in 37 surface and 66 underground core holes and 48 underground channel samples used in the prior resource estimate. Grades for the model were estimated using ordinary kriging procedures from 2 meter composited intervals within the copper sulphide zone. High-grade samples were capped on the basis of lognormal probability plots of each contained metal.

Full resource tables and drill intercept locations related to the above totals for the Cozamin resource estimate are available on the Company's website www.capstonemining.com.

Table 5 below summarizes the final 5 underground definition drill intercepts from the Phase III definition drill program. These drill intercepts were included in the new resource estimate.

Table 5: COZAMIN PHASE III DRILL RESULTS – COZAMIN MINE

NQ Core Hole No.	From (m)	To (m)	Interval (m)	*True Width (m)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
CG-06-U109	358.00	364.00	6.00	2.07	60.6	**2.6**	1.8	0.03
CG-06-U111	135.50	147.00	11.50	4.66	71.2	**2.7**	0.2	0.01
Including	139.75	147.00	7.25	2.94	85.0	**3.8**	0.3	0.20
CG-06-U112	319.50	323.00	3.50	1.90	**118.9**	**5.5**	0.6	0.10
CG-06-U113	343.30	349.00	5.70	1.89	78.9	**4.0**	1.1	0.02
CG-06-U114	282.00	294.00	12.00	7.44	34.7	1.7	0.2	0.01
Including	291.00	294.00	3.00	1.86	**101.3**	**4.7**	0.2	0.03

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the drill hole.

Capstone has now completed the Phase III underground definition drilling program which consisted of 114 NQ diameter diamond drill holes. This program has defined resources in approximately 65% of the area indicated as prospective by surface exploration drilling in 2004 and early 2005. This prospective area remains open along strike and down dip and will be the target of a 10,000 meter, Phase IV, surface exploration program planned to commence in September 2006. In addition, Capstone anticipates starting a 20,000 meter Phase V underground definition drill program in the fourth quarter of 2006. Capstone expects that these drill programs will continue to increase the resources at Cozamin.

The Phase I, II and III drill programs and sampling protocol were supervised by qualified person Hugh Willson, Vice President of Exploration for Capstone. A quality control and assurance protocol was utilized on the project including blank and reference samples with each batch of assays. Capstone's drill samples were assayed by SGS Mineral Services in Toronto, Ont., ALS Chemex Labs in Vancouver, B.C., and BSI Inspectorate Labs in Reno, Nevada. The independent resource estimation was done by qualified person Gary H. Giroux, P.Eng., MASc., of Giroux Consultants Ltd.

ABOUT CAPSTONE

Capstone Mining is a Canadian based mining company currently commissioning its 100% owned 1,000 tonne-per-day Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

Form 51-103F3
Material Change Report

1. Name and Address of Company

Capstone Mining Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. Date of Material Change

July 5, 2006

3. News Release

July 5, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. Date of Report
July 5, 2006



CAPSTONE
MINING CORP.

UPDATED RESOURCE ESTIMATE AT THE COZAMIN COPPER-SILVER-ZINC MINE, ZACATECAS STATE, MEXICO

Dated: July 5, 2006 **TSX:CS**

HIGHLIGHTS

- **An updated resource estimate has been completed for the Cozamin copper-silver-zinc mine.**
- **Cozamin mine resource estimate at a 1% cut-off grade:**
    - **The measured and indicated categories increases to 2.76 million tonnes containing 152.15 million pounds of copper and 7.58 million ounces of silver;**
    - **The Inferred category increases to 3.09 million tonnes containing 151.26 million pounds of copper and 7.86 million ounces of silver;**

COZAMIN RESOURCE UPDATED YIELDING INCREASED GRADE AND TONNAGE

A new independent resource estimate has been completed for the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. This new resource estimate significantly increases the contained metal within the Measured and Indicated Resource categories.

Table 1: TOTAL MEASURED RESOURCES – COZAMIN MINE, JUNE 2006

Cut Off Grade % Cu	Tonnes > Cut Off	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Cu (Million lbs)*	Ag (Million oz)*
0.25	780,000	72.06	2.01	1.08	0.56	0.06	34.57	1.81
0.50	700,000	77.38	2.20	1.06	0.55	0.06	33.96	1.74
1.00	**550,000**	**86.56**	**2.58**	**1.07**	**0.48**	**0.05**	**31.29**	**1.53**
1.25	500,000	88.83	2.74	1.08	0.47	0.05	30.21	1.43
1.40	460,000	89.54	2.86	1.08	0.43	0.05	29.01	1.32

Table 2: TOTAL INDICATED RESOURCES – COZAMIN MINE, JUNE 2006

Cut Off Grade % Cu	Tonnes > Cut Off	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Cu (Million lbs)*	Ag (Million oz)*
0.25	2,690,000	76.96	2.14	1.16	0.52	0.06	126.93	6.66
0.50	2,480,000	81.18	2.29	1.14	0.51	0.06	125.23	6.47
1.00	**2,210,000**	**85.13**	**2.48**	**1.14**	**0.47**	**0.05**	**120.85**	**6.05**
1.25	2,010,000	86.52	2.61	1.12	0.44	0.05	115.68	5.59
1.40	1,880,000	87.32	2.70	1.12	0.41	0.05	111.93	5.28

Table 3: TOTAL MEASURED & INDICATED RESOURCES – COZAMIN MINE, JUNE 2006

Cut Off Grade % Cu	Tonnes > Cut Off	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Cu (Million lbs)*	Ag (Million oz)*
0.25	3,470,000	75.87	2.11	1.15	0.53	0.06	161.44	8.46
0.50	3,170,000	80.34	2.27	1.12	0.52	0.06	158.67	8.19
1.00	**2,760,000**	**85.42**	**2.50**	**1.12**	**0.47**	**0.05**	**152.15**	**7.58**
1.25	2,510,000	86.98	2.63	1.11	0.44	0.05	145.56	7.02
1.40	2,340,000	87.75	2.73	1.11	0.41	0.05	140.86	6.60

Table 4: TOTAL INFERRED RESOURCES – COZAMIN MINE, JUNE 2006

Cut Off Grade % Cu	Tonnes > Cut Off	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Cu (Million lbs)*	Ag (Million oz)*
0.25	3,860,000	71.10	1.89	1.33	0.30	0.07	160.86	8.82
0.50	3,520,000	75.28	2.04	1.30	0.29	0.06	158.34	8.52
1.00	**3,090,000**	**79.07**	**2.22**	**1.29**	**0.27**	**0.06**	**151.26**	**7.86**
1.25	2,770,000	80.52	2.34	1.27	0.26	0.06	142.92	7.17
1.40	2,620,000	81.09	2.40	1.27	0.27	0.06	138.65	6.83

Note: * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

This new resource estimate has been completed by independent qualified person Gary H. Giroux, P.Eng., MASc., of Giroux Consultants Ltd. in Vancouver, B.C. This estimate is based on an updated 3D geologic model integrating an additional 10,320.97 meters of diamond drilling and 2,706 assays from 47 underground NQ-core drill holes and 768 channel samples collected in 2006. These data augmented the 25,325.44 meters of drilling in 37 surface and 66 underground core holes and 48 underground channel samples used in the prior resource estimate. Grades for the model were estimated using ordinary kriging procedures from 2 meter composited intervals within the copper sulphide zone. High-grade samples were capped on the basis of lognormal probability plots of each contained metal.

Full resource tables and drill intercept locations related to the above totals for the Cozamin resource estimate are available on the Company's website www.capstonemining.com.

Table 5 below summarizes the final 5 underground definition drill intercepts from the Phase III definition drill program. These drill intercepts were included in the new resource estimate.

Table 5: COZAMIN PHASE III DRILL RESULTS – COZAMIN MINE

NQ Core Hole No.	From (m)	To (m)	Interval (m)	*True Width (m)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
CG-06-U109	358.00	364.00	6.00	2.07	60.6	**2.6**	1.8	0.03
CG-06-U111	135.50	147.00	11.50	4.66	71.2	**2.7**	0.2	0.01
Including	139.75	147.00	7.25	2.94	85.0	**3.8**	0.3	0.20
CG-06-U112	319.50	323.00	3.50	1.90	**118.9**	**5.5**	0.6	0.10
CG-06-U113	343.30	349.00	5.70	1.89	78.9	**4.0**	1.1	0.02
CG-06-U114	282.00	294.00	12.00	7.44	34.7	1.7	0.2	0.01
Including	291.00	294.00	3.00	1.86	**101.3**	**4.7**	0.2	0.03

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the drill hole.

Capstone has now completed the Phase III underground definition drilling program which consisted of 114 NQ diameter diamond drill holes. This program has defined resources in approximately 65% of the area indicated as prospective by surface exploration drilling in 2004 and early 2005. This prospective area remains open along strike and down dip and will be the target of a 10,000 meter, Phase IV, surface exploration program planned to commence in September 2006. In addition, Capstone anticipates starting a 20,000 meter Phase V underground definition drill program in the fourth quarter of 2006. Capstone expects that these drill programs will continue to increase the resources at Cozamin.

The Phase I, II and III drill programs and sampling protocol were supervised by qualified person Hugh Willson, Vice President of Exploration for Capstone. A quality control and assurance protocol was utilized on the project including blank and reference samples with each batch of assays. Capstone's drill samples were assayed by SGS Mineral Services in Toronto, Ont., ALS Chemex Labs in Vancouver, B.C., and BSI Inspectorate Labs in Reno, Nevada. The independent resource estimation was done by qualified person Gary H. Giroux, P.Eng., MASc., of Giroux Consultants Ltd.

ABOUT CAPSTONE

Capstone Mining is a Canadian based mining company currently commissioning its 100% owned 1,000 tonne-per-day Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com




CAPSTONE
MINING CORP.


Silverstone
resources corp

SILVERSTONE RESOURCES CORP.
COMPLETES INITIAL PUBLIC OFFERING BY WAY OF DIVIDEND-IN KIND

Dated: June 5, 2006 **TSX:CS**
TSXV:SST

VANCOUVER BC, - SILVERSTONE RESOURCES CORP. ("Silverstone") and CAPSTONE MINING CORP. ("Capstone") is pleased to announce that Silverstone has completed its initial public offering by way of distribution as a dividend-in-kind to the shareholders of Capstone. The dividend-in-kind was paid on the basis of one unit of Silverstone for every three shares of Capstone held. The units consist of one common share in the capital stock of Silverstone and one half of one transferable share purchase warrant to purchase common shares in the capital stock of Silverstone. Delivery of the units of Silverstone will be made by Silverstone's transfer agent to all registered shareholders of Capstone, provided that for certain shareholders resident in the United States the units will be held in trust until dividend entitlements can be distributed in accordance with applicable U.S. federal and state securities laws. Delivery of Silverstone's common shares to shareholders of Capstone holding shares through broker-dealers will be conducted through the applicable securities depositories. Silverstone's common shares will trade on the TSX Venture Exchange under the symbol "SST". Trading is expected to commence on or before June 9, 2006, subject to regulatory approval. A bulletin will be issued by the TSX Venture Exchange disclosing the initial trading date for Silverstone. The warrants will be delivered to the shareholders of Capstone following the date of listing.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release

Suite 401 – 750 West Pender St. Vancouver, BC, Canada V6C 2T8 T. 604.684.8894 F. 604.688.2180

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Mining Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   June 5, 2006

3. **News Release**

   June 5, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   June 5, 2006


CAPSTONE
MINING CORP.
Silverstone
resources corp

SILVERSTONE RESOURCES CORP.
COMPLETES INITIAL PUBLIC OFFERING BY WAY OF DIVIDEND-IN KIND

Dated: June 5, 2006 **TSX:CS**

TSXV:SST

VANCOUVER BC, - SILVERSTONE RESOURCES CORP. ("Silverstone") and CAPSTONE MINING CORP. ("Capstone") is pleased to announce that Silverstone has completed its initial public offering by way of distribution as a dividend-in-kind to the shareholders of Capstone. The dividend-in-kind was paid on the basis of one unit of Silverstone for every three shares of Capstone held. The units consist of one common share in the capital stock of Silverstone and one half of one transferable share purchase warrant to purchase common shares in the capital stock of Silverstone. Delivery of the units of Silverstone will be made by Silverstone's transfer agent to all registered shareholders of Capstone, provided that for certain shareholders resident in the United States the units will be held in trust until dividend entitlements can be distributed in accordance with applicable U.S. federal and state securities laws. Delivery of Silverstone's common shares to shareholders of Capstone holding shares through broker-dealers will be conducted through the applicable securities depositories. Silverstone's common shares will trade on the TSX Venture Exchange under the symbol "SST". Trading is expected to commence on or before June 9, 2006, subject to regulatory approval. A bulletin will be issued by the TSX Venture Exchange disclosing the initial trading date for Silverstone. The warrants will be delivered to the shareholders of Capstone following the date of listing.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release



CAPSTONE
MINING CORP.

CONSTRUCTION 95% COMPLETE AT THE COZAMIN COPPER-SILVER-ZINC MINE, ZACATECAS, MEXICO

Dated: May 25, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report the recent progress at its Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico.

Highlights

- **Construction is 95% complete with mill and plant testing currently underway.**
- **Commissioning is planned to begin June 1.**
- **Total cash on hand will be US$20.0 million after all construction costs are incurred.**
- **Estimated average annual metal production is 16 million lbs of copper, 700,000 oz of silver and 4 million lbs of zinc at 1,000 tonnes per day.**

San Roberto Mine

Four stopes are being developed for mining (2 are complete) and producing ore. These stopes are located on the east and west side of level 8 and central and east side of level 9. On level 9, an additional 30 m of drifting to the east will be completed by the end of May. Development on level 10 has commenced with drifting both east and west on this level. To date, 15,000 tonnes of ore have been stockpiled on surface.

Rehabilitation and construction of the internal ramp connecting the 8, 9 and 10 levels is complete. This ramp is being driven down to level 11. By the end of May, this ramp is expected to reach the 10.5 level where the loading station for the 10 level dump pocket in the shaft will be installed.

The San Ernesto decline ramp from surface to level 8 is used for access to the mine for personnel and mining equipment. At present, this ramp is also being used to haul ore to surface from the stope on level 8 east. Ore is also being hoisted via the San Roberto Shaft which will be the main ore conveyance when the mine is in full-scale production.

Capstone has received and is operating its fleet of mining equipment including 5 scoops, 2 jumbos and 4 haul trucks.

Mill, Plant and Tailings Dam

Construction in the mill and plant areas is 95% complete. This includes the rehabilitation and upgrade of the crusher circuit, construction of a 1,000 tonne fine ore bin, the installation of the 12' X 14' ball mill, and upgrade of the flotation circuit. Ore has recently been crushed and the fine ore bin is full. Testing of the 12' X 14' ball mill and the rest of the flotation plant is underway. Test runs of the plant with ore are scheduled to commence at the end of May. Commissioning is planned to start June 1, 2006.

The tailings dam dyke expansion is completed. This 12 m lift is designed to store an additional 4 years of tailings. Two more tailings lifts are planned over the life of the operation. Refurbishments to the offices, warehouse and maintenance shop are complete. The assay/metallurgical laboratory is currently operating and processing mine samples.

Budget

Capstone has a current bank balance of US$23.5 million. The remaining costs to complete the project are estimated at US$3.0 million. After all project costs are paid, including working capital, Capstone will have an estimated remaining cash balance of US$20.0 million.

Exploration and updated Resource Study

The Phase III underground definition program has been completed. A total of 114 NQ core holes have been drilled for a total of 18,100 m. This definition drilling was distributed over only 750 m of strike length below the existing level 9 (260 m below surface) in the San Roberto mine area. These extents represent about ~70% of the mineralized volume within the area of exploration drilling. Results for the first 109 holes have been reported in previous news releases, with results for the remaining 5 holes pending.

The definition drilling indicates that the copper-silver-zinc mineralization is present to a depth of at least 400 m below level 9 over a strike length of at least 1,400 m. The copper-silver-zinc mineralization remains open along strike to the west and to depth. Drill results confirm that the copper grades in the San Roberto mine increase significantly below level 8 and that the silver grades remain undiminished. At least 3 km of known strike extent of the Mala Noche vein remain untested by surface exploration drilling.

An updated resource estimate is currently being completed and the results are expected within 30 days. During the second half of 2006, Capstone plans to continue definition drilling below level 9. This work will focus on the western part of the deposit in order to increase resources in the measured and indicated categories.

Qualified Persons, Robert Barnes, P.Eng., Vice-President of Mining and Hugh Willson, P.Geo., Vice-President of Exploration for Capstone Mining have reviewed and approved the contents of this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company focused on developing its Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 78.5 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

Form 51-103F3
Material Change Report

1. Name and Address of Company

Capstone Mining Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. Date of Material Change

May 25, 2006

3. News Release

May 25, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. Date of Report
May 25, 2006



CAPSTONE
MINING CORP.

CONSTRUCTION 95% COMPLETE AT THE COZAMIN COPPER-SILVER-ZINC MINE, ZACATECAS, MEXICO

Dated: May 25, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report the recent progress at its Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico.

Highlights

- **Construction is 95% complete with mill and plant testing currently underway.**
- **Commissioning is planned to begin June 1.**
- **Total cash on hand will be US$20.0 million after all construction costs are incurred.**
- **Estimated average annual metal production is 16 million lbs of copper, 700,000 oz of silver and 4 million lbs of zinc at 1,000 tonnes per day.**

San Roberto Mine

Four stopes are being developed for mining (2 are complete) and producing ore. These stopes are located on the east and west side of level 8 and central and east side of level 9. On level 9, an additional 30 m of drifting to the east will be completed by the end of May. Development on level 10 has commenced with drifting both east and west on this level. To date, 15,000 tonnes of ore have been stockpiled on surface.

Rehabilitation and construction of the internal ramp connecting the 8, 9 and 10 levels is complete. This ramp is being driven down to level 11. By the end of May, this ramp is expected to reach the 10.5 level where the loading station for the 10 level dump pocket in the shaft will be installed.

The San Ernesto decline ramp from surface to level 8 is used for access to the mine for personnel and mining equipment. At present, this ramp is also being used to haul ore to surface from the stope on level 8 east. Ore is also being hoisted via the San Roberto Shaft which will be the main ore conveyance when the mine is in full-scale production.

Capstone has received and is operating its fleet of mining equipment including 5 scoops, 2 jumbos and 4 haul trucks.

Mill, Plant and Tailings Dam

Construction in the mill and plant areas is 95% complete. This includes the rehabilitation and upgrade of the crusher circuit, construction of a 1,000 tonne fine ore bin, the installation of the 12' X 14' ball mill, and upgrade of the flotation circuit. Ore has recently been crushed and the fine ore bin is full. Testing of

the 12' X 14' ball mill and the rest of the flotation plant is underway. Test runs of the plant with ore are scheduled to commence at the end of May. Commissioning is planned to start June 1, 2006.

The tailings dam dyke expansion is completed. This 12 m lift is designed to store an additional 4 years of tailings. Two more tailings lifts are planned over the life of the operation. Refurbishments to the offices, warehouse and maintenance shop are complete. The assay/metallurgical laboratory is currently operating and processing mine samples.

Budget

Capstone has a current bank balance of US$23.5 million. The remaining costs to complete the project are estimated at US$3.0 million. After all project costs are paid, including working capital, Capstone will have an estimated remaining cash balance of US$20.0 million.

Exploration and updated Resource Study

The Phase III underground definition program has been completed. A total of 114 NQ core holes have been drilled for a total of 18,100 m. This definition drilling was distributed over only 750 m of strike length below the existing level 9 (260 m below surface) in the San Roberto mine area. These extents represent about ~70% of the mineralized volume within the area of exploration drilling. Results for the first 109 holes have been reported in previous news releases, with results for the remaining 5 holes pending.

The definition drilling indicates that the copper-silver-zinc mineralization is present to a depth of at least 400 m below level 9 over a strike length of at least 1,400 m. The copper-silver-zinc mineralization remains open along strike to the west and to depth. Drill results confirm that the copper grades in the San Roberto mine increase significantly below level 8 and that the silver grades remain undiminished. At least 3 km of known strike extent of the Mala Noche vein remain untested by surface exploration drilling.

An updated resource estimate is currently being completed and the results are expected within 30 days. During the second half of 2006, Capstone plans to continue definition drilling below level 9. This work will focus on the western part of the deposit in order to increase resources in the measured and indicated categories.

Qualified Persons, Robert Barnes, P.Eng., Vice-President of Mining and Hugh Willson, P.Geo., Vice-President of Exploration for Capstone Mining have reviewed and approved the contents of this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company focused on developing its Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 78.5 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com


CAPSTONE
MINING CORP.
Silverstone
resources corp

CAPSTONE MINING CORP.
SILVERSTONE RESOURCES CORP.
JOINT NEWS RELEASE

CAPSTONE DECLARES SILVERSTONE DIVIDEND AND SETS THE RECORD DATE

April 25, 2006 TSX:CS

VANCOUVER BC, CAPSTONE MINING CORP. ("CAPSTONE") AND SILVERSTONE RESOURCES CORP. ("SILVERSTONE") are pleased to announce that conditional approval has been received from the TSX Venture Exchange (the "Exchange") for the listing of Silverstone's common shares and warrants and that a receipt has been issued for Silverstone's final prospectus from Canadian Securities Commissions. Silverstone will trade under the symbol "SST". The listing is conditional on the closing of the distribution of the Company's units to the shareholders of Capstone Mining Corp., by way of a dividend-in-kind on the basis of one Silverstone unit for every 3 common shares held in Capstone. Each Silverstone unit shall comprise 1 common share of Silverstone (the "Common Share") and one half of one transferable share purchase warrant (the "Warrant") of Silverstone. Each whole warrant will entitle the holder to purchase one Common Share at an exercise price set at a 50% premium to the volume weighted average trading price of the Common Shares on the first five days of trading. The term of the Warrants will commence on the date the Warrants are listed for trading on the Exchange and expire 1 year from the date of listing of the Common Shares on the Exchange.

The Board of Directors of Capstone Mining Corp. has determined May 5, 2006 as the record date for the purposes of the distribution of the dividend-in-kind. The dividend-in-kind will only be distributed to those individuals who hold shares as of the record date. No distribution will be made in regard of any convertible rights issued by Capstone, including any outstanding options and warrants. Following the completion of the distribution of the dividend-in-kind, further news as to the date of listing and trading of the Common Shares and Warrants will be announced. Trading in the shares of Silverstone on the Exchange is expected within approximately two weeks of the date of distribution subject to regulatory approval. The exact date will be issued in a future news release.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

Capstone Mining Corp.
Silverstone Resources Corp.
Suite 401 – 750 West Pender Street
Vancouver, B.C.
V6C 2T8
Telephone: (604) 684-8894
Facsimile: (604) 688-2180


CAPSTONE
MINING CORP.
Silverstone
resources corp

The information contained herein is not for publication or distribution into the United States. The material set forth herein is for informational purposes only and is not intended, and should not be construed, as an offer of securities for sale into the United States. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the laws of any state, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. There is no intention to register any portion of the offering in the United States or to conduct a public offering of securities in the United States.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities law of any such jurisdiction.

Suite 401 – 750 West Pender St., Vancouver, BC, V6C 2T8 (T) 604.684.8894 (F) 604.688.2180

Form 51-103F3
Material Change Report

1. Name and Address of Company

Capstone Mining Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. Date of Material Change

April 25, 2006

3. News Release

April 25, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. Date of Report
April 25, 2006


CAPSTONE
MINING CORP.
Silverstone
resources corp

CAPSTONE MINING CORP.
SILVERSTONE RESOURCES CORP.
JOINT NEWS RELEASE

CAPSTONE DECLARES SILVERSTONE DIVIDEND AND SETS THE RECORD DATE

April 25, 2006 TSX:CS

VANCOUVER BC, CAPSTONE MINING CORP. ("CAPSTONE") AND SILVERSTONE RESOURCES CORP. ("SILVERSTONE") are pleased to announce that conditional approval has been received from the TSX Venture Exchange (the "Exchange") for the listing of Silverstone's common shares and warrants and that a receipt has been issued for Silverstone's final prospectus from Canadian Securities Commissions. Silverstone will trade under the symbol "SST". The listing is conditional on the closing of the distribution of the Company's units to the shareholders of Capstone Mining Corp., by way of a dividend-in-kind on the basis of one Silverstone unit for every 3 common shares held in Capstone. Each Silverstone unit shall comprise 1 common share of Silverstone (the "Common Share") and one half of one transferable share purchase warrant (the "Warrant") of Silverstone. Each whole warrant will entitle the holder to purchase one Common Share at an exercise price set at a 50% premium to the volume weighted average trading price of the Common Shares on the first five days of trading. The term of the Warrants will commence on the date the Warrants are listed for trading on the Exchange and expire 1 year from the date of listing of the Common Shares on the Exchange.

The Board of Directors of Capstone Mining Corp. has determined May 5, 2006 as the record date for the purposes of the distribution of the dividend-in-kind. The dividend-in-kind will only be distributed to those individuals who hold shares as of the record date. No distribution will be made in regard of any convertible rights issued by Capstone, including any outstanding options and warrants. Following the completion of the distribution of the dividend-in-kind, further news as to the date of listing and trading of the Common Shares and Warrants will be announced. Trading in the shares of Silverstone on the Exchange is expected within approximately two weeks of the date of distribution subject to regulatory approval. The exact date will be issued in a future news release.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

Capstone Mining Corp.

Silverstone Resources Corp.

Suite 401 – 750 West Pender Street
Vancouver, B.C.
V6C 2T8

Telephone: (604) 684-8894
Facsimile: (604) 688-2180

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this

release

The information contained herein is not for publication or distribution into the United States. The material set forth herein is for informational purposes only and is not intended, and should not be construed, as an offer of securities for sale into the United States. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the laws of any state, and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. There is no intention to register any portion of the offering in the United States or to conduct a public offering of securities in the United States.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities law of any such jurisdiction.



CAPSTONE
MINING CORP.


RECEIVED
2007 JAN -4 A 5:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CAPSTONE INTERSECTS 4.4 M OF 208.8 G/T SILVER AND 3.3% COPPER AT THE COZAMIN COPPER-SILVER-ZINC PROJECT, ZACATECAS STATE, MEXICO

Dated: March 30, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report additional assay results from its Phase III underground drilling program at the Cozamin copper-silver-zinc project located in Zacatecas, Mexico. Results are summarized in the table below. **These reported drill intersections continue to show that the grade of copper mineralization increases with depth and that there is a strong association of higher silver values with increased copper grades. The Mala Noche vein mineralization remains open along strike (E-W) and down dip. Fifty-four holes have been drilled since the initial resource estimate was completed for the Cozamin Project which was released on November 15, 2005. These additional holes have been included in an updated resource study currently underway.**

Highlights:
CG-05-U100: 2.45 m grading 136.9 g/t silver and 3.7 % copper.
CG-05-U105: 4.38 m grading 208.8 g/t silver, 3.3 % copper and 3.5% zinc.
CG-06-U106: 4.46 m grading 106.8 g/t silver and 4.5 % copper.
CG-06-U108: 7.07 m grading 95.8 g/t silver and 3.3 % copper.

NQ Core Hole #	From (m)	To (m)	Interval (m)	*True Width (m)	Silver (g/t)	Copper (%)	Zinc (%)	Lead (%)	CuEq (%)
**CG-05-U82	188.30	197.00	8.70	4.48	80.8	**2.9**	0.6	0.4	3.36
CG-05-U95	256.00	261.00	5.00	2.82	73.8	**2.7**	0.4	0.2	1.00
CG-05-U100	233.00	238.00	5.00	2.45	**136.9**	**3.7**	0.9	3.2	4.76
CG-05-U102	269.50	278.00	8.50	3.03	82.4	**2.8**	1.2	0.05	3.40
CG-05-U104	198.50	202.00	3.50	1.21	**111.3**	1.8	**7.2**	2.9	4.47
CG-05-U105	154.00	165.00	11.00	4.38	**208.8**	**3.3**	**3.5**	0.2	5.19
and	165.00	175.00	10.00	3.98	7.6	0.2	**10.0**	0.02	2.87
CG-06-U106	304.00	314.50	10.50	4.46	**106.8**	**4.5**	1.2	0.2	5.16
CG-06-U107	123.50	132.75	9.25	7.90	**103.7**	1.7	1.0	4.7	2.86
CG-06-U108	140.00	156.25	16.25	7.07	**95.8**	**3.3**	0.3	1.5	3.84
including	147.50	155.50	8.00	3.48	**135.5**	**4.6**	0.2	0.02	5.12
CG-06-U109	358.00	364.00	6.00	2.07	pending	**2.6**	1.8	0.03	2.92
CG-06-U110	126.00	133.00	7.00	4.62	74.7	**2.3**	0.7	1.3	2.88

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the hole.

** Partial assay results for CG-05-U82 were reported in the December 6, 2005 news release.

- Assays are pending for holes CG-06-U111 to U115.
- Drill hole CG-05-U90 contained strongly anomalous values.

Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for lead and US$6.25/oz for silver. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

Capstone has now completed the Phase III underground definition drilling program which consisted of 115 NQ core holes. This program has defined resources in about 60% of the area indicated as prospective by surface

exploration drilling in 2004 and early 2005. The mineralization remains open along strike and down dip. Capstone anticipates that a Phase IV definition drill program will commence in the fourth quarter of 2006. This program will target the untested area indicated by surface exploration drilling plus additional targets along strike and at depth. Management is confident that the Phase IV drilling program will continue augmenting the resources at Cozamin.

Figure 1: Underground drill hole locations


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
UPPER
ZONE
LOWER
ZONE
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005-2006
CAPSTONE
MINING CORP.

A longitudinal section with current and previous drill hole pierce points and grades may be found on Capstone's website at www.capstonemining.com.

QA/QC Highlights

- Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.
- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company focused on developing its Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 63 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Mining Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   March 30, 2006

3. **News Release**

   March 30, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   March 30, 2006



CAPSTONE
MINING CORP.

CAPSTONE INTERSECTS 4.4 M OF 208.8 G/T SILVER AND 3.3% COPPER AT THE COZAMIN COPPER-SILVER-ZINC PROJECT, ZACATECAS STATE, MEXICO

Dated: March 30, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report additional assay results from its Phase III underground drilling program at the Cozamin copper-silver-zinc project located in Zacatecas, Mexico. Results are summarized in the table below. **These reported drill intersections continue to show that the grade of copper mineralization increases with depth and that there is a strong association of higher silver values with increased copper grades. The Mala Noche vein mineralization remains open along strike (E-W) and down dip. Fifty-four holes have been drilled since the initial resource estimate was completed for the Cozamin Project which was released on November 15, 2005. These additional holes have been included in an updated resource study currently underway.**

Highlights:
CG-05-U100: 2.45 m grading 136.9 g/t silver and 3.7 % copper.
CG-05-U105: 4.38 m grading 208.8 g/t silver, 3.3 % copper and 3.5% zinc.
CG-06-U106: 4.46 m grading 106.8 g/t silver and 4.5 % copper.
CG-06-U108: 7.07 m grading 95.8 g/t silver and 3.3 % copper.

NQ Core Hole #	From (m)	To (m)	Interval (m)	*True Width (m)	Silver (g/t)	Copper (%)	Zinc (%)	Lead (%)	CuEq (%)
**CG-05-U82	188.30	197.00	8.70	4.48	80.8	**2.9**	0.6	0.4	3.36
CG-05-U95	256.00	261.00	5.00	2.82	73.8	**2.7**	0.4	0.2	1.00
CG-05-U100	233.00	238.00	5.00	2.45	**136.9**	**3.7**	0.9	3.2	4.76
CG-05-U102	269.50	278.00	8.50	3.03	82.4	**2.8**	1.2	0.05	3.40
CG-05-U104	198.50	202.00	3.50	1.21	**111.3**	1.8	**7.2**	2.9	4.47
CG-05-U105	154.00	165.00	11.00	4.38	**208.8**	**3.3**	**3.5**	0.2	5.19
and	165.00	175.00	10.00	3.98	7.6	0.2	**10.0**	0.02	2.87
CG-06-U106	304.00	314.50	10.50	4.46	**106.8**	**4.5**	1.2	0.2	5.16
CG-06-U107	123.50	132.75	9.25	7.90	**103.7**	1.7	1.0	4.7	2.86
CG-06-U108	140.00	156.25	16.25	7.07	**95.8**	**3.3**	0.3	1.5	3.84
including	147.50	155.50	8.00	3.48	**135.5**	**4.6**	0.2	0.02	5.12
CG-06-U109	358.00	364.00	6.00	2.07	pending	**2.6**	1.8	0.03	2.92
CG-06-U110	126.00	133.00	7.00	4.62	74.7	**2.3**	0.7	1.3	2.88

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the hole.

** Partial assay results for CG-05-U82 were reported in the December 6, 2005 news release.

- Assays are pending for holes CG-06-U111 to U115.
- Drill hole CG-05-U90 contained strongly anomalous values.

Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for lead and US$6.25/oz for silver. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

Capstone has now completed the Phase III underground definition drilling program which consisted of 115 NQ core holes. This program has defined resources in about 60% of the area indicated as prospective by surface exploration drilling in 2004 and early 2005. The mineralization remains open along strike and down dip. Capstone anticipates that a Phase IV definition drill program will commence in the fourth quarter of 2006. This program will target the untested area indicated by surface exploration drilling plus additional targets along strike and at depth. Management is confident that the Phase IV drilling program will continue augmenting the resources at Cozamin.

Figure 1: Underground drill hole locations


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
UPPER ZONE
LOWER ZONE
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005-2006
CAPSTONE MINING CORP.

A longitudinal section with current and previous drill hole pierce points and grades may be found on Capstone's website at www.capstonemining.com.

QA/QC Highlights

- Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.
- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company focused on developing its Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 63 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com


CAPSTONE
MINING CORP.

CAPSTONE PROVIDES CONSTRUCTION UPDATE FOR THE COZAMIN COPPER-SILVER-ZINC PROJECT, ZACATECAS, MEXICO

(all amounts in $US unless otherwise stated)

Dated: March 28, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report the construction progress at its Cozamin copper-silver-zinc project located in Zacatecas State, Mexico.

Highlights

- **Start-up is on schedule for the 3rd quarter of 2006.**
- **Initial mill throughput rate will be 1,000 tonnes per day equal to 350,000 tonnes per year.**
- **Estimated average annual metal production is 16 million lbs of copper, 700,000 oz's of silver and 4 million lbs of zinc at the initial production rate.**
- **Total copper cash costs are $0.80 per lb including smelter and freight costs (net of by product credits).**
- **Estimated remaining capital cost to production is $7 million, which Capstone has on hand.**

San Roberto Mine

Stope preparation has commenced on level 8, with 2 stopes anticipated ready for mining by the end of May. On level 9, drifting in the footwall of the Mala Noche vein and parallel silling out of the ore zone have been completed over 300 m to the east of the main shaft. This will allow for development of 1 new stope. On the central portion of level 9, one existing stope will be rehabilitated. Development on level 10 has commenced with drifting both east and west on this level.

A total of 5 stopes are planned for production mining during the 3rd quarter. Rehabilitation and slashing of the internal ramp connecting level 8 to level 9 is complete. This ramp has been extended below level 10 towards the future level 10.5 which will allow installation of a loading station and dump pocket in the shaft.

The San Ernesto decline ramp from surface to level 8 has been completed. This ramp will be used for access to the mine for personnel and mining equipment and thereby increase the haulage capacity for ore in the shaft.

Underground mining and development is currently being conducted by contractors. Capstone has ordered its own fleet of mining equipment which will begin arriving in April. All of the equipment is scheduled to be on site by the end of June.

Mill and Plant

Crushing plant modifications, including the installation of the 4 foot (1.22m) cone crusher are complete. The plant was successfully commissioned on March 1 and is currently providing sized crushed rock for road gravel both on surface and underground, as well as backfill material around the mill foundation.

Main foundations are complete for both the fine ore bin and the 12' X 15' (3.65 X4.57m) ball mill. Mechanical installation has begun and is scheduled to be finished by early June. The substation for the new mill is installed on site and awaiting wiring.

Installation of the new and refurbished flotation cells in the plant commenced in early March. All major equipment required for the mill and plant has been purchased and received on site.

Surface

Construction of the first lift of the tailings dam expansion started in January and is planned to be complete in May. This 12 m lift is designed to store an additional 4 years of tailings. Refurbishments to the main offices and warehouse are complete and work has commenced on rehabilitating the maintenance shop. The modifications and upgrade of the assay/metallurgical laboratory were completed in January and this facility is now processing mine samples.

Budget

The remaining costs to complete the project are estimated at $7 million. All major equipment for the mine and plant has been purchased. All major construction and mine development contracts have been let and are in progress. Capstone is well financed, has no debt, and has the required funds to bring the project to production.

Exploration

The Phase III underground definition program has been completed. A total of 115 NQ core holes have been drilled for a total of 18,100 m. Results for the first 100 holes have been reported in previous news releases, with results for the remaining 15 holes pending. These additional drill intercepts will be part of an updated resource estimate to be completed in 2006. This definition drilling was distributed over only 750m of strike length below the existing level 9 (260 m below surface) in the San Roberto mine area. The exploration drilling indicated that the copper-silver-zinc mineralization is present to a depth of at least 400m below level 9 over a strike length of at least 1,400m. Thus, definition drilling has been completed over about 60% of the mineralized volume indicated by exploration drilling below level 9. The copper-silver-zinc mineralization remains open along strike to the west and to depth. During the second half of 2006, Capstone plans to continue definition drilling below level 9 and thereby increase resources in the measured and indicated categories. In addition, at least 3 km of known strike extent of the Mala Noche vein remain untested by surface exploration drilling.

The definition drilling to date has confirmed that the copper grades in the San Roberto mine increase significantly below level 8 and the silver grades remain undiminished. The copper and silver occur predominantly in a pyrrhotite-pyrite-chalcopyrite phase of mineralization that is interpreted to have a mesothermal origin. Capstone management anticipates that this mineralized phase will extend beyond the area tested by surface exploration drilling to date.

On March 2, 2006, Capstone reported the results of the feasibility study for the Cozamin project. This study has been filed and is available for review on www.sedar.com.

Qualified Persons, Robert Barnes, P.Eng., Vice- President of Mining and Hugh Willson, P.Geo., Vice- President of Exploration for Capstone Mining have reviewed and approved the contents of this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company focused on developing its Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 63 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Mining Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   March 28, 2006

3. **News Release**

   March 28, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   March 28, 2006



CAPSTONE
MINING CORP.

CAPSTONE PROVIDES CONSTRUCTION UPDATE FOR THE COZAMIN COPPER-SILVER-ZINC PROJECT, ZACATECAS, MEXICO

(all amounts in $US unless otherwise stated)

Dated: March 28, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING is pleased to report the construction progress at its Cozamin copper-silver-zinc project located in Zacatecas State, Mexico.

Highlights

- **Start-up is on schedule for the 3rd quarter of 2006.**
- **Initial mill throughput rate will be 1,000 tonnes per day equal to 350,000 tonnes per year.**
- **Estimated average annual metal production is 16 million lbs of copper, 700,000 oz's of silver and 4 million lbs of zinc at the initial production rate.**
- **Total copper cash costs are $0.80 per lb including smelter and freight costs (net of by product credits).**
- **Estimated remaining capital cost to production is $7 million, which Capstone has on hand.**

San Roberto Mine

Stope preparation has commenced on level 8, with 2 stopes anticipated ready for mining by the end of May. On level 9, drifting in the footwall of the Mala Noche vein and parallel silling out of the ore zone have been completed over 300 m to the east of the main shaft. This will allow for development of 1 new stope. On the central portion of level 9, one existing stope will be rehabilitated. Development on level 10 has commenced with drifting both east and west on this level.

A total of 5 stopes are planned for production mining during the 3rd quarter. Rehabilitation and slashing of the internal ramp connecting level 8 to level 9 is complete. This ramp has been extended below level 10 towards the future level 10.5 which will allow installation of a loading station and dump pocket in the shaft.

The San Ernesto decline ramp from surface to level 8 has been completed. This ramp will be used for access to the mine for personnel and mining equipment and thereby increase the haulage capacity for ore in the shaft.

Underground mining and development is currently being conducted by contractors. Capstone has ordered its own fleet of mining equipment which will begin arriving in April. All of the equipment is scheduled to be on site by the end of June.

Mill and Plant

Crushing plant modifications, including the installation of the 4 foot (1.22m) cone crusher are complete. The plant was successfully commissioned on March 1 and is currently providing sized crushed rock for road gravel both on surface and underground, as well as backfill material around the mill foundation.

Main foundations are complete for both the fine ore bin and the 12' X 15' (3.65 X4.57m) ball mill. Mechanical installation has begun and is scheduled to be finished by early June. The substation for the new mill is installed on site and awaiting wiring.

Installation of the new and refurbished flotation cells in the plant commenced in early March. All major equipment required for the mill and plant has been purchased and received on site.

Surface

Construction of the first lift of the tailings dam expansion started in January and is planned to be complete in May. This 12 m lift is designed to store an additional 4 years of tailings. Refurbishments to the main offices and warehouse are complete and work has commenced on rehabilitating the maintenance shop. The modifications and upgrade of the assay/metallurgical laboratory were completed in January and this facility is now processing mine samples.

Budget

The remaining costs to complete the project are estimated at $7 million. All major equipment for the mine and plant has been purchased. All major construction and mine development contracts have been let and are in progress. Capstone is well financed, has no debt, and has the required funds to bring the project to production.

Exploration

The Phase III underground definition program has been completed. A total of 115 NQ core holes have been drilled for a total of 18,100 m. Results for the first 100 holes have been reported in previous news releases, with results for the remaining 15 holes pending. These additional drill intercepts will be part of an updated resource estimate to be completed in 2006. This definition drilling was distributed over only 750m of strike length below the existing level 9 (260 m below surface) in the San Roberto mine area. The exploration drilling indicated that the copper-silver-zinc mineralization is present to a depth of at least 400m below level 9 over a strike length of at least 1,400m. Thus, definition drilling has been completed over about 60% of the mineralized volume indicated by exploration drilling below level 9. The copper-silver-zinc mineralization remains open along strike to the west and to depth. During the second half of 2006, Capstone plans to continue definition drilling below level 9 and thereby increase resources in the measured and indicated categories. In addition, at least 3 km of known strike extent of the Mala Noche vein remain untested by surface exploration drilling.

The definition drilling to date has confirmed that the copper grades in the San Roberto mine increase significantly below level 8 and the silver grades remain undiminished. The copper and silver occur predominantly in a pyrrhotite-pyrite-chalcopyrite phase of mineralization that is interpreted to have a mesothermal origin. Capstone management anticipates that this mineralized phase will extend beyond the area tested by surface exploration drilling to date.

On March 2, 2006, Capstone reported the results of the feasibility study for the Cozamin project. This study has been filed and is available for review on www.sedar.com.

Qualified Persons, Robert Barnes, P.Eng., Vice- President of Mining and Hugh Willson, P.Geo., Vice- President of Exploration for Capstone Mining have reviewed and approved the contents of this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company focused on developing its Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 63 million shares outstanding and is well financed with no debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com



CAPSTONE
MINING CORP.

CAPSTONE ANNOUNCES RESULTS OF FEASIBILITY STUDY, COZAMIN COPPER- SILVER -ZINC PROJECT, ZACATECAS, MEXICO

Dated: March 2, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING CORP. ("Capstone") is pleased to announce the results of the feasibility study for the Cozamin copper-silver-zinc project ("the Project") located in Zacatecas State, Mexico. The feasibility study was prepared by independent qualified person Robert Rodger, P.Eng, RJR Mineral Services, of Surrey, B.C. with the participation of other Qualified Persons. In the opinion of the study writer and Capstone, the results confirm both a technically feasible and economically viable copper-silver-zinc mining operation at Cozamin.

- **The initial planned mill throughput rate will be 350,000 tonnes per year with average grades of 2.16% copper, 76.0 g/t silver and 1.0% zinc.**
- **Estimated average annual production is 16 million pounds of copper, 700,000 ounces of silver and 4 million pounds of zinc.**
- **Production is expected to begin early in the third quarter of 2006 based on construction completed to date.**
- **Resource and reserve data included in the feasibility study are up to December 23, 2005. Since then, Capstone has drilled an additional 25 underground holes, which will be included in an updated resource estimate in 2006.**
- **The Mala Noche vein system remains open along strike and down dip.**

PROJECT ECONOMICS

Using the base case assumptions of a copper price of $1.25 /lb., a silver price of $6.25 /oz., a zinc price of $0.50 /lb and a lead price of $0.38 /lb., and a discount rate of 5%, the Project has an estimated NPV of US$17.9 million and an estimated pre-tax IRR of 43%. Due to the relative short time to production, a range case is presented using metal prices that range from current prices down to base case metal prices in year 5. Using a discount rate of 5%, the Project has an estimated NPV of US$43.4 million and an estimated pre-tax IRR of 226%.

Table 1: CASH FLOW SUMMARY & SENSITIVITY ANALYSIS

	BASE CASE	RANGE CASE*
METAL PRICES		
Copper (US$/Lb)	1.25	2.00 to 1.25
Zinc (US$/Lb)	0.50	0.85 to 0.50
Lead (US$/Lb)	0.38	0.50 to 0.38
Silver (US$ /Tr. Oz.)	6.25	8.90 to 6.25
Capital Costs	$10.0 M.	$10.0 M.
Working Capital	$ 1.7 M.	$ 1.7 M.
Operating costs / tonne	$32.80	$32.80
IRR (Pre-tax)	43.0%	226.0%
NPV @ 5% (Pretax)	$17.9 M.	$43.4M
NET CASH FLOW (Pretax)	$24.2 M.	$53.3 M.

- *Copper prices of $2.20/lb, $2.00/lb, $1.75/lb, $1.50/lb assumed for 2006,2007,2008,2009 and $1.25/lb assumed for 2010 and thereafter.*
- *Silver prices of $8.90/oz, $8.00/oz, $7.50/oz, $7.00/oz assumed for 2006,2007,2008,2009 and $6.25/oz assumed for 2010 and thereafter.*
- *Zinc prices of $1.00/lb, $0.80/lb, $0.70/lb, $0.60/lb assumed for 2006,2007,2008,2009 and $0.50/lb assumed for 2010 and thereafter.*
- *Lead prices of $0.64/lb, $0.55/lb, 0.50/lb, $0.44/lb assumed for 2006,2007,2008,2009 and $0.38/lb assumed for 2010 and thereafter.*

CAPITAL COSTS

Total on-going capital expenditures for the Project are estimated as follows:

	US$ million
Mine:	$4.075
Mill, surface facilities:	2.439
EPC, owner costs:	2.160
Contingency (15%):	1.279
Total:	**$9.953**

OPERATING COSTS

An operating cost summary is estimated in the table below. Pre-tax average site operating costs for Cozamin are estimated to be $0.42 cents per pound of copper produced (net of by product credits) using the base case metal prices over the life of mine and total cash costs including transportation, ocean freight, smelting and refining charges are estimated to be $0.80 cents per pound.

	US$/t milled
Mine:	14.18
Mill:	15.54
Site admin & overhead:	3.08
TOTAL:	**$32.80**

RESERVES AND RESOURCES

Table 2: MINERAL RESERVES

Reserve	Size	Grade			
Category	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)
Proven	153,411	1.43	1.84	0.82	87.80
Probable	2,106,589	2.21	0.93	0.54	75.10
Total:	2,260,000	2.16	0.99	0.56	76.00

Note 1: The cutoff grade used to estimate the Mineral Reserve above was 1.25% copper.
Note 2: The Mineral Reserves were estimated after allowing for the following factors: Dilution & loading loss: 13% Pillar loss: 5%
Note 3: Ore densities were estimated at 2.9 t/m^3
Note4: The effective date of the Mineral Reserve estimate described above is December 23, 2005.

Table 3: MINERAL RESOURCES

Resource	Size	Grade			
Category	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)
Measured	395,000	2.74	1.33	0.53	92.63
Indicated	1,675,000	2.44	1.27	0.60	84.80
Total:	2,070,000	2.50	1.28	0.59	86.30
Inferred	1,210,000	2.29	1.02	0.60	79.50

Note 1: The effective date of the Mineral Resources estimate described above is December 23, 2005.
Note 2: The above mineral resources are inclusive of the Mineral Reserves quoted in table 2.

The feasibility study contains resource estimates previously completed by independent Qualified Person Gary H. Giroux, P.Eng., MASc., of Giroux Consultants Ltd., of Vancouver, B.C., included in the technical report dated October 31st, 2005 entitled "Technical Report on Initial Resource Estimates (with exploration update) Cozamin Project, Zacatecas State, Mexico" by Peter Christopher & Associates Inc. and Giroux Consultants Ltd. (filed on www.sedar.com). The Giroux resource estimate of the mineral resource at Cozamin included 25,000 m of drilling in 37 surface and 66 underground core holes. Also, 48 underground channel samples were included in the model. Using ordinary kriging, the study identified 3.39 million tons of measured and indicated resources grading 1.73% copper, 73.5 g/t silver, 1.36% zinc and 0.67% lead, at a 1.5% copper equivalent cut-off. Also, an additional 4.2 million tonnes of inferred resources grading 57.7 g/t silver, 1.5% copper, 1.5% zinc and 0.3% lead, at a 1.5% copper equivalent cut-off grade were identified. The model was updated by Capstone to include 23 additional underground drill holes. The updated measured and indicated resource is now 2,070,000 tons grading 2.5% copper, 86.3 g/t silver, 1.28% zinc and 0.6% lead. The inferred resource is now 1,210,000 grading 2.29% copper, 79.5 g/t silver, 1.02% zinc and 0.6% lead. It is within this mineral resource that proven and probable reserves were estimated. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

MINING

Underground mining will be mechanized cut-and-fill with waste rock used as fill. The production schedule is estimated to deliver a nominal 1,000 tonnes-per-day (350,000 tonnes per year) from 5 operating stopes. The average width of the mining zone is 6.4 m and rock conditions require minimal support.

PRODUCTION

Based on the designed mine plan, the feasibility study estimates annual average production of 16 million lbs of copper, 700,000 oz's of silver and 4 million lbs of zinc per year, over an estimated 6.5 year mine life. Metallurgical testing has been successful in producing saleable copper, zinc and lead concentrates using a traditional flotation process. Using locked cycle flotation test results on representative rock type composites, average recoveries to final concentrate of copper, silver and zinc are estimated to be 94% for copper, 75% for silver, 65% for zinc, and 27% for lead. Glencore International AG will be responsible for marketing the mine's entire concentrate production from 2006-2008 under a recently signed offtake agreement.

INFRASTRUCTURE

The Cozamin Project is located 3.8 km's North of the city of Zacatecas, Zacatecas State, Mexico, and is accessible via paved roads to the Project boundary and gravel roads to the mine site. Power is distributed throughout the Project via a 13,200v line from Zacatecas. The main water supply comes from the mine, combined with recycled water from the tailings area.

TAILINGS

The upgraded tailings facility plan was designed by Vector Colorado, LLC of Golden Colorado. This plan is designed to store an additional 4 million tonnes of tailings within the existing facility. The first lift of construction will be a 12 m lift constructed on a modified centre line method of construction which will store approximately another 760,000 m^3. This first lift will provide 4 years of containment before another lift will be required. Materials of construction are entirely local colluvial materials available within the local basin. All construction materials have been tested and proven suitable for construction.

ENVIRONMENTAL AND PERMITTING

On August 29, 2005, Capstone received its conditional approval for the filing of the Manifestacion de Impacto Ambiental (MIA), the Mexican equivalent of an environmental impact assessment statement. This document provides for the authorization for Capstone to begin construction activities. Also, on February 14, 2006, Capstone received approval for the Estudio Justificativo de Cambio de Uso de Suslos (ETJ) study required to expand the operations. The Estudio de Riesgo (ER) study was filed on December 9, 2005 and approval is pending. Following the approval of the ER study, Capstone will apply for the Licencia Unica Ambiental (LAU) which is the operating permit. While unforeseen delays are always possible, Capstone does not forsee any delays or difficulties in obtaining the remaining permits needed to begin the operation within the 3rd quarter of 2006.

Robert Rodger, P.Eng is the Qualified Person who has reviewed and approved the technical information in this news release on behalf of the Company.

Capstone intends to file a National Instrument 43-101 technical report regarding the feasibility study within 45 days. For sampling and assaying information please refer to the technical report dated October 31st, 2005 entitled "Technical Report on Initial Resource Estimates (with exploration update) Cozamin Project, Zacatecas State, Mexico" by Peter Christopher & Associates Inc. and Giroux Consultants Ltd.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Mining Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   March 2, 2006

3. **News Release**

   March 2, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   March 2, 2006



CAPSTONE
MINING CORP.

CAPSTONE ANNOUNCES RESULTS OF FEASIBILITY STUDY, COZAMIN COPPER- SILVER -ZINC PROJECT, ZACATECAS, MEXICO

Dated: March 2, 2006 **TSX: CS**

VANCOUVER, B.C. – CAPSTONE MINING CORP. ("Capstone") is pleased to announce the results of the feasibility study for the Cozamin copper-silver-zinc project ("the Project") located in Zacatecas State, Mexico. The feasibility study was prepared by independent qualified person Robert Rodger, P.Eng, RJR Mineral Services, of Surrey, B.C. with the participation of other Qualified Persons. In the opinion of the study writer and Capstone, the results confirm both a technically feasible and economically viable copper-silver-zinc mining operation at Cozamin.

- **The initial planned mill throughput rate will be 350,000 tonnes per year with average grades of 2.16% copper, 76.0 g/t silver and 1.0% zinc.**
- **Estimated average annual production is 16 million pounds of copper, 700,000 ounces of silver and 4 million pounds of zinc.**
- **Production is expected to begin early in the third quarter of 2006 based on construction completed to date.**
- **Resource and reserve data included in the feasibility study are up to December 23, 2005. Since then, Capstone has drilled an additional 25 underground holes, which will be included in an updated resource estimate in 2006.**
- **The Mala Noche vein system remains open along strike and down dip.**

PROJECT ECONOMICS

Using the base case assumptions of a copper price of $1.25 /lb., a silver price of $6.25 /oz., a zinc price of $0.50 /lb and a lead price of $0.38 /lb., and a discount rate of 5%, the Project has an estimated NPV of US$17.9 million and an estimated pre-tax IRR of 43%. Due to the relative short time to production, a range case is presented using metal prices that range from current prices down to base case metal prices in year 5. Using a discount rate of 5%, the Project has an estimated NPV of US$43.4 million and an estimated pre-tax IRR of 226%.

Table 1: CASH FLOW SUMMARY & SENSITIVITY ANALYSIS

	BASE CASE	RANGE CASE*
METAL PRICES		
Copper (US$/Lb)	1.25	2.00 to 1.25
Zinc (US$/Lb)	0.50	0.85 to 0.50
Lead (US$/Lb)	0.38	0.50 to 0.38
Silver (US$ /Tr. Oz.)	6.25	8.90 to 6.25
Capital Costs	$10.0 M.	$10.0 M.
Working Capital	$ 1.7 M.	$ 1.7 M.
Operating costs / tonne	$32.80	$32.80
IRR (Pre-tax)	43.0%	226.0%
NPV @ 5% (Pretax)	$17.9 M.	$43.4M
NET CASH FLOW (Pretax)	$24.2 M.	$53.3 M.

* *Copper prices of $2.20/lb, $2.00/lb, $1.75/lb, $1.50/lb assumed for 2006,2007,2008,2009 and $1.25/lb assumed for 2010 and thereafter.*
* *Silver prices of $8.90/oz, $8.00/oz, $7.50/oz, $7.00/oz assumed for 2006,2007,2008,2009 and $6.25/oz assumed for 2010 and thereafter.*
* *Zinc prices of $1.00/lb, $0.80/lb, $0.70/lb, $0.60/lb assumed for 2006,2007,2008,2009 and $0.50/lb assumed for 2010 and thereafter.*
* *Lead prices of $0.64/lb, $0.55/lb, 0.50/lb, $0.44/lb assumed for 2006,2007,2008,2009 and $0.38/lb assumed for 2010 and thereafter.*

CAPITAL COSTS

Total on-going capital expenditures for the Project are estimated as follows:

	US$ million
Mine:	$4.075
Mill, surface facilities:	2.439
EPC, owner costs:	2.160
Contingency (15%):	1.279
Total:	**$9.953**

OPERATING COSTS

An operating cost summary is estimated in the table below. Pre-tax average site operating costs for Cozamin are estimated to be $0.42 cents per pound of copper produced (net of by product credits) using the base case metal prices over the life of mine and total cash costs including transportation, ocean freight, smelting and refining charges are estimated to be $0.80 cents per pound.

	US$/t milled
Mine:	14.18
Mill:	15.54
Site admin & overhead:	3.08
TOTAL:	**$32.80**

RESERVES AND RESOURCES

Table 2: MINERAL RESERVES

Reserve	Size	Grade			
Category	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)
Proven	153,411	1.43	1.84	0.82	87.80
Probable	2,106,589	2.21	0.93	0.54	75.10
Total:	2,260,000	2.16	0.99	0.56	76.00

Note 1: The cutoff grade used to estimate the Mineral Reserve above was 1.25% copper.
Note 2: The Mineral Reserves were estimated after allowing for the following factors: Dilution & loading loss: 13%
Pillar loss: 5%
Note 3: Ore densities were estimated at 2.9 t/m^3
Note4: The effective date of the Mineral Reserve estimate described above is December 23, 2005.

Table 3: MINERAL RESOURCES

Resource	Size	Grade			
Category	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)
Measured	395,000	2.74	1.33	0.53	92.63
Indicated	1,675,000	2.44	1.27	0.60	84.80
Total:	2,070,000	2.50	1.28	0.59	86.30
Inferred	1,210,000	2.29	1.02	0.60	79.50

Note 1: The effective date of the Mineral Resources estimate described above is December 23, 2005.
Note 2: The above mineral resources are inclusive of the Mineral Reserves quoted in table 2.

The feasibility study contains resource estimates previously completed by independent Qualified Person Gary H. Giroux, P.Eng., MASc., of Giroux Consultants Ltd., of Vancouver, B.C., included in the technical report dated October 31st, 2005 entitled "Technical Report on Initial Resource Estimates (with exploration update) Cozamin Project, Zacatecas State, Mexico" by Peter Christopher & Associates Inc. and Giroux Consultants Ltd. (filed on www.sedar.com). The Giroux resource estimate of the mineral resource at Cozamin included 25,000 m of drilling in 37 surface and 66 underground core holes. Also, 48 underground channel samples were included in the model. Using ordinary kriging, the study identified 3.39 million tons of measured and indicated resources grading 1.73% copper, 73.5 g/t silver, 1.36% zinc and 0.67% lead, at a 1.5% copper equivalent cut-off. Also, an additional 4.2 million tonnes of inferred resources grading 57.7 g/t silver, 1.5% copper, 1.5% zinc and 0.3% lead, at a 1.5% copper equivalent cut-off grade were identified. The model was updated by Capstone to include 23 additional underground drill holes. The updated measured and indicated resource is now 2,070,000 tons grading 2.5% copper, 86.3 g/t silver, 1.28% zinc and 0.6% lead. The inferred resource is now 1,210,000 grading 2.29% copper, 79.5 g/t silver, 1.02% zinc and 0.6% lead. It is within this mineral resource that proven and probable reserves were estimated. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

MINING

Underground mining will be mechanized cut-and-fill with waste rock used as fill. The production schedule is estimated to deliver a nominal 1,000 tonnes-per-day (350,000 tonnes per year) from 5 operating stopes. The average width of the mining zone is 6.4 m and rock conditions require minimal support.

PRODUCTION

Based on the designed mine plan, the feasibility study estimates annual average production of 16 million lbs of copper, 700,000 oz's of silver and 4 million lbs of zinc per year, over an estimated 6.5 year mine life. Metallurgical testing has been successful in producing saleable copper, zinc and lead concentrates using a traditional flotation process. Using locked cycle flotation test results on representative rock type composites, average recoveries to final concentrate of copper, silver and zinc are estimated to be 94% for copper, 75% for silver, 65% for zinc, and 27% for lead. Glencore International AG will be responsible for marketing the mine's entire concentrate production from 2006-2008 under a recently signed offtake agreement.

INFRASTRUCTURE

The Cozamin Project is located 3.8 km's North of the city of Zacatecas, Zacatecas State, Mexico, and is accessible via paved roads to the Project boundary and gravel roads to the mine site. Power is distributed throughout the Project via a 13,200v line from Zacatecas. The main water supply comes from the mine, combined with recycled water from the tailings area.

TAILINGS

The upgraded tailings facility plan was designed by Vector Colorado, LLC of Golden Colorado. This plan is designed to store an additional 4 million tonnes of tailings within the existing facility. The first lift of construction will be a 12 m lift constructed on a modified centre line method of construction which will store approximately another 760,000 m^3. This first lift will provide 4 years of containment before another lift will be required. Materials of construction are entirely local colluvial materials available within the local basin. All construction materials have been tested and proven suitable for construction.

ENVIRONMENTAL AND PERMITTING

On August 29, 2005, Capstone received its conditional approval for the filing of the Manifestacion de Impacto Ambiental (MIA), the Mexican equivalent of an environmental impact assessment statement. This document provides for the authorization for Capstone to begin construction activities. Also, on February 14, 2006, Capstone

received approval for the Estudio Justificativo de Cambio de Uso de Suslos (ETJ) study required to expand the operations. The Estudio de Riesgo (ER) study was filed on December 9, 2005 and approval is pending. Following the approval of the ER study, Capstone will apply for the Licencia Unica Ambiental (LAU) which is the operating permit. While unforeseen delays are always possible, Capstone does not forsee any delays or difficulties in obtaining the remaining permits needed to begin the operation within the 3rd quarter of 2006.

Robert Rodger, P.Eng is the Qualified Person who has reviewed and approved the technical information in this news release on behalf of the Company.

Capstone intends to file a National Instrument 43-101 technical report regarding the feasibility study within 45 days. For sampling and assaying information please refer to the technical report dated October 31st, 2005 entitled "Technical Report on Initial Resource Estimates (with exploration update) Cozamin Project, Zacatecas State, Mexico" by Peter Christopher & Associates Inc. and Giroux Consultants Ltd.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com




RECEIVED
2007 JAN -4 A 5:14

CAPSTONE GOLD CORP

CAPSTONE INTERSECTS 5.4M OF 245.8 G/T SILVER AND 2.8% COPPER AT THE COZAMIN COPPER-SILVER-ZINC PROJECT, ZACATECAS STATE, MEXICO

Dated: February 8, 2006 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report additional assay results from its Phase III underground drilling program at the Cozamin copper-silver-zinc project located in Zacatecas, Mexico. Results are summarized in the table below. **These reported drill intersections continue to confirm that the grade of copper mineralization increases with depth. The Mala Noche vein mineralization remains open along strike (E-W) and down dip. Forty three holes have been drilled since the resource estimate for the Cozamin Project was released on November 15, 2005, and will be included in an updated resource study during 2006.**

Highlights:

CG-05-U68: 3.65 m grading 108.1 g/t silver and 2.9 % copper
CG-05-U83: 6.54 m grading 93.0 g/t silver and 3.3 % copper
CG-05-U96: 6.3 m grading 68.6 g/t silver and 3.0 % copper
CG-05-U98: 3.19 m grading 128.8 g/t silver and 4.4 % copper
CG-05-U99: 9.52 m grading 73.7 g/t silver and 3.0 % copper
CG-05-U101: 7.88 m grading 114.9 g/t silver and 4.7 % copper
CG-05-U103: 5.40 m grading 245.8 g/t silver and 4.6 % copper

NQ Core Hole #	From (m)	To (m)	Interval (m)	*True Width (m)	Silver (g/t)	Copper (%)	Zinc (%)	Lead (%)	CuEq %
CG-05-U68	124.00	130.00	6.0	3.65	**108.1**	**2.9**	1.3	0.07	3.66
CG-05-U83	175.00	189.00	14.00	6.54	**93.0**	**3.3**	0.7	0.1	3.80
including	176.50	182.00	5.50	2.57	**159.7**	**6.7**	0.3	0.03	7.36
CG-05-U91	166.00	170.25	4.25	1.51	60.0	**2.8**	0.5	0.02	3.09
CG-05-U93	58.00	70.50	12.50	6.65	**116.2**	1.1	1.7	0.5	2.16
including	64.00	69.50	5.50	2.93	**185.3**	1.3	**2.4**	0.7	2.93
CG-05-U96	248.50	261.00	12.50	6.30	68.6	**3.0**	1.1	0.06	3.49
including	254.00	257.50	3.50	1.76	**128.2**	**5.9**	1.6	0.05	6.67
CG-05-U97	235.00	241.25	6.25	3.34	31.4	1.1	0.3	0.03	1.08
CG-05-U98	270.50	279.25	8.75	3.19	**128.8**	**4.4**	**2.5**	0.6	5.55
including	271.00	274.50	3.50	1.27	**196.9**	**7.4**	0.5	0.1	8.17
CG-05-U99	204.50	218.50	14.00	9.52	73.7	**3.0**	0.5	0.1	3.36
including	212.00	216.50	4.50	3.06	**136.2**	**5.5**	1.2	0.04	6.23
CG-05-U101	226.50	251.50	25.00	7.88	**114.9**	**4.7**	1.0	0.4	5.34
including	232.25	239.00	6.75	2.13	**207**	**9.3**	1.2	0.4	10.22
CG-05-U103	139.00	149.50	10.50	5.40	**245.8**	**2.8**	**3.8**	9.0	5.73
and	175.25	182.50	7.25	3.73	**113.4**	**4.7**	0.3	0.06	5.12

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the hole.

- Drill holes CG-05-U89 and U92 contained strongly anomalous values.
- Assays are pending for holes CG-05-U95, U100, U102 and U104 to U111.

Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for lead and US$6.25/oz for silver. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy



Figure 1: Underground drill hole locations


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
UPPER ZONE
LOWER ZONE
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005-2006
HISTORICAL WORKINGS
COMPLETED SURFACE DRILL HOLES
COMPLETED UNDERGROUND DRILL HOLES
UNDERGROUND DRILL HOLES (ASSAYS PENDING)
UNDERGROUND PLANNED DRILL HOLES
DRILL HOLES REPORTED IN THIS NEWS RELEASE
METERS

A longitudinal section with current and previous drill hole pierce points and grades may be found on Capstone's website at www.capstonegold.com

QA/QC Highlights

- Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.
- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 58 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"

President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Gold Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   February 8, 2006

3. **News Release**

   February 8, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   February 8, 2006



CAPSTONE GOLD CORP

CAPSTONE INTERSECTS 5.4M OF 245.8 G/T SILVER AND 2.8% COPPER AT THE COZAMIN COPPER-SILVER-ZINC PROJECT, ZACATECAS STATE, MEXICO

Dated: February 8, 2006 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report additional assay results from its Phase III underground drilling program at the Cozamin copper-silver-zinc project located in Zacatecas, Mexico. Results are summarized in the table below. **These reported drill intersections continue to confirm that the grade of copper mineralization increases with depth. The Mala Noche vein mineralization remains open along strike (E-W) and down dip. Forty three holes have been drilled since the resource estimate for the Cozamin Project was released on November 15, 2005, and will be included in an updated resource study during 2006.**

Highlights:

CG-05-U68: 3.65 m grading 108.1 g/t silver and 2.9 % copper
CG-05-U83: 6.54 m grading 93.0 g/t silver and 3.3 % copper
CG-05-U96: 6.3 m grading 68.6 g/t silver and 3.0 % copper
CG-05-U98: 3.19 m grading 128.8 g/t silver and 4.4 % copper
CG-05-U99: 9.52 m grading 73.7 g/t silver and 3.0 % copper
CG-05-U101: 7.88 m grading 114.9 g/t silver and 4.7 % copper
CG-05-U103: 5.40 m grading 245.8 g/t silver and 4.6 % copper

NQ Core Hole #	From (m)	To (m)	Interval (m)	*True Width (m)	Silver (g/t)	Copper (%)	Zinc (%)	Lead (%)	CuEq %
CG-05-U68	124.00	130.00	6.0	3.65	**108.1**	**2.9**	1.3	0.07	3.66
CG-05-U83	175.00	189.00	14.00	6.54	**93.0**	**3.3**	0.7	0.1	3.80
including	176.50	182.00	5.50	2.57	**159.7**	**6.7**	0.3	0.03	7.36
CG-05-U91	166.00	170.25	4.25	1.51	60.0	**2.8**	0.5	0.02	3.09
CG-05-U93	58.00	70.50	12.50	6.65	**116.2**	1.1	1.7	0.5	2.16
including	64.00	69.50	5.50	2.93	**185.3**	1.3	**2.4**	0.7	2.93
CG-05-U96	248.50	261.00	12.50	6.30	68.6	**3.0**	1.1	0.06	3.49
including	254.00	257.50	3.50	1.76	**128.2**	**5.9**	1.6	0.05	6.67
CG-05-U97	235.00	241.25	6.25	3.34	31.4	1.1	0.3	0.03	1.08
CG-05-U98	270.50	279.25	8.75	3.19	**128.8**	**4.4**	**2.5**	0.6	5.55
including	271.00	274.50	3.50	1.27	**196.9**	**7.4**	0.5	0.1	8.17
CG-05-U99	204.50	218.50	14.00	9.52	73.7	**3.0**	0.5	0.1	3.36
including	212.00	216.50	4.50	3.06	**136.2**	**5.5**	1.2	0.04	6.23
CG-05-U101	226.50	251.50	25.00	7.88	**114.9**	**4.7**	1.0	0.4	5.34
including	232.25	239.00	6.75	2.13	**207**	**9.3**	1.2	0.4	10.22
CG-05-U103	139.00	149.50	10.50	5.40	**245.8**	**2.8**	**3.8**	9.0	5.73
and	175.25	182.50	7.25	3.73	**113.4**	**4.7**	0.3	0.06	5.12

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the hole.

- Drill holes CG-05-U89 and U92 contained strongly anomalous values.
- Assays are pending for holes CG-05-U95, U100, U102 and U104 to U111.

Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for lead and US$6.25/oz for silver. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

Figure 1: Underground drill hole locations


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
UPPER ZONE
LOWER ZONE
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005-2006

A longitudinal section with current and previous drill hole pierce points and grades may be found on Capstone's website at www.capstonegold.com

QA/QC Highlights

- Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.
- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 58 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com


RECEIVED
2007 JAN -4 A 5:15



CAPSTONE GOLD CORP

CAPSTONE FILES PRELIMINARY SILVERSTONE PROSPECTUS

Dated: January 30, 2006 **TSX: CSG**

VANCOUVER, B.C. – Capstone Gold Corp. ("Capstone") wishes to announce that Canadian securities regulators have issued a receipt for the filing of the preliminary prospectus of Silverstone Resources Corp. Finalization and acceptance for filing of a final prospectus shall qualify the distribution of units of Silverstone Resources Corp. as a dividend-in-kind to shareholders of record of Capstone. The date of record will be set upon receipt of the final prospectus.

For further details on the proposed transaction please review the preliminary prospectus available on www.sedar.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. Name and Address of Company

Capstone Gold Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. Date of Material Change

January 30, 2006

3. News Release

January 30, 2006

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. Date of Report
January 30, 2006


CAPSTONE GOLD CORP

CAPSTONE FILES PRELIMINARY SILVERSTONE PROSPECTUS

Dated: January 30, 2006 **TSX: CSG**

VANCOUVER, B.C. – Capstone Gold Corp. ("Capstone") wishes to announce that Canadian securities regulators have issued a receipt for the filing of the preliminary prospectus of Silverstone Resources Corp. Finalization and acceptance for filing of a final prospectus shall qualify the distribution of units of Silverstone Resources Corp. as a dividend-in-kind to shareholders of record of Capstone. The date of record will be set upon receipt of the final prospectus.

For further details on the proposed transaction please review the preliminary prospectus available on www.sedar.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com


RECEIVED
2007 JAN -4 A 5:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



CAPSTONE GOLD CORP

CAPSTONE CUTS MORE HIGH GRADES AT ITS COPALA SILVER-GOLD PROJECT, SINALOA STATE, MEXICO

Dated: January 18, 2006 **TSX: CSG**

VANCOUVER, B.C. – Capstone Gold Corp. ("Capstone") is pleased to report additional high grade silver and gold intercepts at its Copala Silver-Gold project located 60 km ENE of the city of Mazatlan, Sinaloa State, Mexico. A total of 2,400 m was drilled in the completed Phase I HQ core hole program. A Phase II (15 hole) drill program of up to 2,000 m is currently underway. A summary of the Phase I drill program is presented in the following table. Holes CC-05-01 and CC-05-02 were released in the October 20, 2005 news release and are presented again for continuity.

Highlights

- **CG-05-02 – 8.7 meters grading 2.3 g/t gold and 233.1 g/t silver**
- **CC-05-11 – 2.7 meters grading 3.8 g/t gold and 797.1 g/t silver**
- **CC-05-12 – 1.5 meters grading 6.8 g/t gold and 1,556.0 g/t silver**

NQ Core Hole #	Zone	From (m)	To (m)	Interval (m)	Est. Core Recovery %	Est. True Width (m)*	Au g/t	Ag g/t
CC-05-01	San Carlos	121.0	126.5	5.5	100	5.1	0.6	85.3
Including		123.5	125.8	2.3	100	2.1	1.1	157.1
CC-05-02	San Carlos	126.5	137.5	11.0	88-100	8.7	2.3	233.1
Including		126.5	128.8	2.3	100	1.8	**8.9**	**798.1**
Including		127.0	127.3	0.3	100	0.3	**36.6**	**2,320.0**
Including		127.5	127.8	0.3	100	0.3	**16.8**	**1,745.0**
CC-05-05	San Carlos	121.8	124.5	2.7	89-97	2.7	0.7	93.4
Including		122.0	123.0	1.0	97	1.0	1.3	143.0
CC-05-06	San Carlos	68.3	73.8	5.5	100	5.2	0.5	92.1
CC-05-07	San Carlos	85.8	93.0	7.2	96-100	5.6	1.5	269.7
Including		91.5	93.0	1.5	96-98	1.2	**4.9**	**871.7**
CC-05-08	San Carlos	157.0	158.5	1.5	70	1.5	2.1	315.0
CC-05-10	San Carlos	146.5	147.0	0.5	94-99	0.5	**3.5**	**461.0**
CC-05-11	El Muerto	48.5	51.3	2.8	92	2.7	**3.8**	**797.1**
Including		49.0	50.5	1.5	92	1.5	**6.2**	**1,307.3**
Including		49.8	50.3	0.5	92	0.5	**13.0**	**2,690.0**
CC-05-12	El Muerto	57.8	59.5	1.7	90-94	1.5	**6.8**	**1,556.0**
Including		57.8	58.0	0.2	90	0.2	**28.0**	**7,230.0**
CC-05-13	El Muerto	52.0	55.0	3.0	38-43	2.6	1.5	194.8
CC-05-15	El Muerto	46.3	48.5	2.2	65-93	2.2	1.3	214.8
CC-05-16	La Pipa	55.0	56.5	1.5	85	1.1	1.5	166.5

- *True widths are estimated by correcting for the strike and dip of the vein and the bearing and inclination of the drill hole.
- Drill holes CC-05-03, 04, 09, 14 and 17 contained anomalous values only.
- Drill hole location maps are found on Capstone's web site at www.capstonegold.com

At the San Carlos Mine, holes CC-05-02, CC-05-07 and CC-05-08 suggest a high grade chute that lies in an up-thrown block beneath the San Carlos Mine workings. The chute has a strike length of about 165m and rakes to the north within the Animas Refugio vein which strikes N-S and dips west at 45 to 60 degrees. As part of the Phase II program, at least two more holes will be drilled in the San Carlos Mine area to test the downward extent of this chute.

In the El Muerto Mine area, holes CC-05-11 and CC-05-12 have cut significant high grade mineralization within the Animas Refugio vein. Unfortunately in holes CC-05-13, CC-05-14 and CC-05-15, recovery of core in the brecciated vein was poor. Capstone is now using a triple tube HQ core barrel in order to obtain better recovery for the Phase II program.

The Copala project (5,149 ha) is easily accessible by a paved highway from Mazatlan There are several N and NW striking epithermal veins with strike lengths varying from 2 to 4 km within the project. Exploration by the previous operator, Grupo Minero Bacis SA de CV ("Bacis") included mapping, underground and surface sampling, drifting and drilling. A total of 3,200 m of drilling by Bacis was completed on the Animas-Refugio vein structure producing drill intercepts of up to 11.8 g/t gold and 2,534 g/t silver over 3.2 m. Please see the October 20, 2005 news release and Capstone's web site to review details of previous Bacis drill intercepts and location maps.

Capstone has an option to earn a 90% interest in the Copala project, subject to a 1.5% N.S.R. by spending US$1,000,000 on exploration and development costs by January 2009. As of December 31, 2005, Capstone has spent approximately US$ 800,000.

Copala is one of the projects included in the proposed dividend-in-kind transaction involving the transfer of Capstone's portfolio of silver-gold exploration projects to Silverstone Resources Corp. Please see the November 28, 2005 news release for further details.

Samples were assayed by ALS Chemex in Vancouver. Duplicate pulp samples have also been assayed by Chemex and duplicate core samples have been sent to BSi Inspectorate in Reno Nevada. Due to some of the very high grade mineralization cut by the drill holes and the poor recovery in some holes, the duplicate samples have not always been within acceptable limits. Additional analyses of pulp and sample rejects are in progress.

Hugh Willson, Vice President of Exploration for Capstone and a qualified person under NI 43-101, has supervised the Copala Project from its inception.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. All of the projects have existing tonnage and grade defined by underground workings. Cozamin is the most advanced of these projects and is being readied for production in 2006. Capstone has approximately 57.8 million shares outstanding and is well financed with no long-term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD
"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Gold Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   January 18, 2006

3. **News Release**

   January 18, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   January 18, 2006



CAPSTONE GOLD CORP

CAPSTONE CUTS MORE HIGH GRADES AT ITS COPALA SILVER-GOLD PROJECT, SINALOA STATE, MEXICO

Dated: January 18, 2006 **TSX:CSG**

VANCOUVER, B.C. – Capstone Gold Corp. ("Capstone") is pleased to report additional high grade silver and gold intercepts at its Copala Silver-Gold project located 60 km ENE of the city of Mazatlan, Sinaloa State, Mexico. A total of 2,400 m was drilled in the completed Phase I HQ core hole program. A Phase II (15 hole) drill program of up to 2,000 m is currently underway. A summary of the Phase I drill program is presented in the following table. Holes CC-05-01 and CC-05-02 were released in the October 20, 2005 news release and are presented again for continuity.

Highlights

- **CG-05-02 – 8.7 meters grading 2.3 g/t gold and 233.1 g/t silver**
- **CC-05-11 – 2.7 meters grading 3.8 g/t gold and 797.1 g/t silver**
- **CC-05-12 – 1.5 meters grading 6.8 g/t gold and 1,556.0 g/t silver**

NQ Core Hole #	Zone	From (m)	To (m)	Interval (m)	Est. Core Recovery %	Est. True Width (m)*	Au g/t	Ag g/t
CC-05-01	San Carlos	121.0	126.5	5.5	100	5.1	0.6	85.3
Including		123.5	125.8	2.3	100	2.1	1.1	157.1
CC-05-02	San Carlos	126.5	137.5	11.0	88-100	8.7	2.3	233.1
Including		126.5	128.8	2.3	100	1.8	**8.9**	**798.1**
Including		127.0	127.3	0.3	100	0.3	**36.6**	**2,320.0**
Including		127.5	127.8	0.3	100	0.3	**16.8**	**1,745.0**
CC-05-05	San Carlos	121.8	124.5	2.7	89-97	2.7	0.7	93.4
Including		122.0	123.0	1.0	97	1.0	1.3	143.0
CC-05-06	San Carlos	68.3	73.8	5.5	100	5.2	0.5	92.1
CC-05-07	San Carlos	85.8	93.0	7.2	96-100	5.6	1.5	269.7
Including		91.5	93.0	1.5	96-98	1.2	**4.9**	**871.7**
CC-05-08	San Carlos	157.0	158.5	1.5	70	1.5	2.1	315.0
CC-05-10	San Carlos	146.5	147.0	0.5	94-99	0.5	**3.5**	**461.0**
CC-05-11	El Muerto	48.5	51.3	2.8	92	2.7	**3.8**	**797.1**
Including		49.0	50.5	1.5	92	1.5	**6.2**	**1,307.3**
Including		49.8	50.3	0.5	92	0.5	**13.0**	**2,690.0**
CC-05-12	El Muerto	57.8	59.5	1.7	90-94	1.5	**6.8**	**1,556.0**
Including		57.8	58.0	0.2	90	0.2	**28.0**	**7,230.0**
CC-05-13	El Muerto	52.0	55.0	3.0	38-43	2.6	1.5	194.8
CC-05-15	El Muerto	46.3	48.5	2.2	65-93	2.2	1.3	214.8
CC-05-16	La Pipa	55.0	56.5	1.5	85	1.1	1.5	166.5

- *True widths are estimated by correcting for the strike and dip of the vein and the bearing and inclination of the drill hole.
- Drill holes CC-05-03, 04, 09, 14 and 17 contained anomalous values only.
- Drill hole location maps are found on Capstone's web site at www.capstonegold.com

At the San Carlos Mine, holes CC-05-02, CC-05-07 and CC-05-08 suggest a high grade chute that lies in an up-thrown block beneath the San Carlos Mine workings. The chute has a strike length of about 165m and rakes to the north within the Animas Refugio vein which strikes N-S and dips west at 45 to 60 degrees. As part of the Phase II program, at least two more holes will be drilled in the San Carlos Mine area to test the downward extent of this chute.

In the El Muerto Mine area, holes CC-05-11 and CC-05-12 have cut significant high grade mineralization within the Animas Refugio vein. Unfortunately in holes CC-05-13, CC-05-14 and CC-05-15, recovery of core in the brecciated vein was poor. Capstone is now using a triple tube HQ core barrel in order to obtain better recovery for the Phase II program.

The Copala project (5,149 ha) is easily accessible by a paved highway from Mazatlan There are several N and NW striking epithermal veins with strike lengths varying from 2 to 4 km within the project. Exploration by the previous operator, Grupo Minero Bacis SA de CV ("Bacis") included mapping, underground and surface sampling, drifting and drilling. A total of 3,200 m of drilling by Bacis was completed on the Animas-Refugio vein structure producing drill intercepts of up to 11.8 g/t gold and 2,534 g/t silver over 3.2 m. Please see the October 20, 2005 news release and Capstone's web site to review details of previous Bacis drill intercepts and location maps.

Capstone has an option to earn a 90% interest in the Copala project, subject to a 1.5% N.S.R. by spending US$1,000,000 on exploration and development costs by January 2009. As of December 31, 2005, Capstone has spent approximately US$ 800,000.

Copala is one of the projects included in the proposed dividend-in-kind transaction involving the transfer of Capstone's portfolio of silver-gold exploration projects to Silverstone Resources Corp. Please see the November 28, 2005 news release for further details.

Samples were assayed by ALS Chemex in Vancouver. Duplicate pulp samples have also been assayed by Chemex and duplicate core samples have been sent to BSi Inspectorate in Reno Nevada. Due to some of the very high grade mineralization cut by the drill holes and the poor recovery in some holes, the duplicate samples have not always been within acceptable limits. Additional analyses of pulp and sample rejects are in progress.

Hugh Willson, Vice President of Exploration for Capstone and a qualified person under NI 43-101, has supervised the Copala Project from its inception.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. All of the projects have existing tonnage and grade defined by underground workings. Cozamin is the most advanced of these projects and is being readied for production in 2006. Capstone has approximately 57.8 million shares outstanding and is well financed with no long-term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD
"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com


RECEIVED
2007 JAN -4 A 5:15



CAPSTONE GOLD CORP

CAPSTONE EXTENDS THE EXPIRY DATE OF WARRANTS AND AGENT'S OPTIONS ISSUED IN JANUARY 2004

Dated: January 11, 2006 **TSX:CSG**

VANCOUVER, B.C. – Capstone Gold Corp. ("Capstone") announces that it is extending the expiry date for the exercise of certain convertible securities issued pursuant to a private placement that closed on January 26, 2004.

There are 5,930,995 warrants issued to investors (the "Investor Warrants") as well as 77,830 warrants issued as partial payment of the agent's fee (the "Commission Warrants") that are currently outstanding. The Investor Warrants and Commission Warrants are exercisable at $1.25 per share.

There are 90,635 agents' options to purchase units of the Company (the "Agents' Options") at the exercise price of $0.75 per unit that are currently outstanding. The units consist of one common share and one-half of one share purchase warrant exercisable at $1.25 per share. If all agent's options are exercised, 45,318 share purchase warrants shall be issued (the "Issuable Agents' Option Warrants"). There are 659,380 agents' option warrants issued pursuant to previously exercised Agents' Options (the "Agents' Option Warrants") that are currently outstanding.

The Company is extending the expiry date to exercise the Investor Warrants, Commission Warrants, Agents' Options, the Issuable Agents' Option Warrants and Agents' Option Warrants from January 26, 2006 until May 26, 2006. This change will be effective January 26, 2006.

The exercise of the 766,666 warrants during the extension period of January 27, 2006 to May 26, 2006 held by The Prudent Bear Fund, a shareholder deemed as an insider, shall be subject to shareholder approval of 50% of the issued and outstanding number of shares plus one share determined exclusive of the shares held by such shareholder.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Gold Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   January 11, 2006

3. **News Release**

   January 11, 2006

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   January 11, 2006



CAPSTONE GOLD CORP

CAPSTONE EXTENDS THE EXPIRY DATE OF WARRANTS AND AGENT'S OPTIONS ISSUED IN JANUARY 2004

Dated: January 11, 2006 **TSX:CSG**

VANCOUVER, B.C. – Capstone Gold Corp. ("Capstone") announces that it is extending the expiry date for the exercise of certain convertible securities issued pursuant to a private placement that closed on January 26, 2004.

There are 5,930,995 warrants issued to investors (the "Investor Warrants") as well as 77,830 warrants issued as partial payment of the agent's fee (the "Commission Warrants") that are currently outstanding. The Investor Warrants and Commission Warrants are exercisable at $1.25 per share.

There are 90,635 agents' options to purchase units of the Company (the "Agents' Options") at the exercise price of $0.75 per unit that are currently outstanding. The units consist of one common share and one-half of one share purchase warrant exercisable at $1.25 per share. If all agent's options are exercised, 45,318 share purchase warrants shall be issued (the "Issuable Agents' Option Warrants"). There are 659,380 agents' option warrants issued pursuant to previously exercised Agents' Options (the "Agents' Option Warrants") that are currently outstanding.

The Company is extending the expiry date to exercise the Investor Warrants, Commission Warrants, Agents' Options, the Issuable Agents' Option Warrants and Agents' Option Warrants from January 26, 2006 until May 26, 2006. This change will be effective January 26, 2006.

The exercise of the 766,666 warrants during the extension period of January 27, 2006 to May 26, 2006 held by The Prudent Bear Fund, a shareholder deemed as an insider, shall be subject to shareholder approval of 50% of the issued and outstanding number of shares plus one share determined exclusive of the shares held by such shareholder.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com


CAPSTONE GOLD CORP


RECEIVED

NEWS RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES.

Capstone Closes $12.4 million Private Placement

Dated: December 21, 2005 **TSX:CSG**

VANCOUVER, B.C. – Capstone Gold Corp. (the "Company") is pleased to announce the completion of the brokered private placement announced on November 28, 2005 co-led by Pacific International Securities Inc., and Salman Partners Inc., and including Toll Cross Securities Inc. (the "Agents"). There were 12,999,905 units (the "Units") sold at a price of $0.95 per Unit for gross proceeds of $12,349,910 including the exercise of the over-allotment option. Each Unit consists of one common share and one transferable common share purchase warrant (a "Warrant") with each Warrant entitling the holder to purchase one common share of the Company for three years from the date of closing at an exercise price of $1.40. In addition to the foregoing, the Company completed a non-brokered private placement for 50,000 units.

The Company paid an agents' fee equal to 6% of the gross proceeds of the brokered private placement in a combination of cash and Units. In addition the Agents were granted 779,994 compensation options which will entitle the Agents to purchase one common share of the Company for three years from the date of closing at an exercise price of $1.02. A $15,000 corporate finance fee was also paid to Pacific International Securities Inc.

All securities issued and issuable pursuant to this financing will be subject to a four-month hold period that expires on April 22, 2006.

Proceeds from the private placement will be used towards funding development and pre-production costs on the 90% owned Cozamin copper-silver-zinc project located in Zacatecas State, Mexico, general corporate purposes, and to provide initial funding for Silverstone Resources Corp.

ON BEHALF OF THE BOARD

"Darren M. Pylot"

President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Gold Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   December 21, 2005

3. **News Release**

   December 21, 2005

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   December 21, 2005



CAPSTONE GOLD CORP

NEWS RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES.

Capstone Closes $12.4 million Private Placement

Dated: December 21, 2005 **TSX: CSG**

VANCOUVER, B.C. – Capstone Gold Corp. (the "Company") is pleased to announce the completion of the brokered private placement announced on November 28, 2005 co-led by Pacific International Securities Inc., and Salman Partners Inc., and including Toll Cross Securities Inc. (the "Agents"). There were 12,999,905 units (the "Units") sold at a price of $0.95 per Unit for gross proceeds of $12,349,910 including the exercise of the over-allotment option. Each Unit consists of one common share and one transferable common share purchase warrant (a "Warrant") with each Warrant entitling the holder to purchase one common share of the Company for three years from the date of closing at an exercise price of $1.40. In addition to the foregoing, the Company completed a non-brokered private placement for 50,000 units.

The Company paid an agents' fee equal to 6% of the gross proceeds of the brokered private placement in a combination of cash and Units. In addition the Agents were granted 779,994 compensation options which will entitle the Agents to purchase one common share of the Company for three years from the date of closing at an exercise price of $1.02. A $15,000 corporate finance fee was also paid to Pacific International Securities Inc.

All securities issued and issuable pursuant to this financing will be subject to a four-month hold period that expires on April 22, 2006.

Proceeds from the private placement will be used towards funding development and pre-production costs on the 90% owned Cozamin copper-silver-zinc project located in Zacatecas State, Mexico, general corporate purposes, and to provide initial funding for Silverstone Resources Corp.

ON BEHALF OF THE BOARD

"Darren M. Pylot"

President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com



CAPSTONE GOLD CORP



NEWS RELEASE

CAPSTONE ACQUIRES 90% INTEREST IN COZAMIN AND ENTERS INTO TRANSACTION AGREEMENTS WITH SILVERSTONE RESOURCES

Dated: December 1, 2005 **TSX: CSG**

VANCOUVER, B.C. – Capstone Gold Corp. (the "Company") is pleased to announce that it has earned a 90% interest in the Cozamin copper-silver-zinc project located in Zacatecas State, Mexico. The following agreements dated for reference November 30, 2005 have been executed:

Cozamin Option Exercise Agreement

An agreement, between the Company, Capstone Gold, S.A. de C.V. ("Capstone Mexico"), and Grupo Minero Bacis, S.A. de C.V. ("Bacis"), whereby Capstone Mexico has exercised its option to acquire a 90% interest in the Cozamin Project. As a 90% interest holder, Capstone has the following obligations,

- the assumption of indebtedness of US$675,000 plus interest (Libor plus 6%). It is expected that the remaining balance shall be retired by December 31, 2005; and
- when the Cozamin Project has achieved commercial production for six months, a US$1,000,000 cash payment or the equivalent value in Capstone common shares shall be paid to Bacis.

Bacis will retain a 1.5% NSR and a 10% carried interest. Following the completion of a feasibility study or such other studies comprising a feasibility study, Bacis' carried interest shall automatically convert to a 10% working interest and Bacis shall have the option of continuing to hold such working interest, converting such interest into a 1.5% NSR or selling its 10% interest to Capstone Mexico for the fair market value payable in cash or shares of the Company at the option of Capstone Mexico.

Assignment of Rights and Obligations Agreement

An agreement among Capstone Mexico, Silverstone Resources, S.A. de C.V. ("Silverstone Mexico"), a wholly owned subsidiary of the Company, and Bacis whereby Capstone Mexico has agreed to assign to Silverstone Mexico all rights and obligations of Capstone Mexico to acquire the interest in the Company's silver-gold exploration properties, the Copala, Claudia, Promontorio, Montoros and Martha properties (collectively, the "Exploration Properties"), and that upon regulatory approval, the Company and Capstone Mexico will assign their respective obligations required for the exercise of the option to acquire a 90% interest in the Exploration Properties to Silverstone Resources Corp. ("Silverstone Canada") and Silverstone Mexico. Pursuant to this restructuring, Silverstone and Silverstone Mexico have entered into an option agreement with Bacis to acquire the 90% interest in the Exploration Properties and the Company and Capstone Mexico have entered into an amended and restated option agreement with Bacis in regard of their respective interests in the Cozamin Property. The foregoing restructuring transactions shall be subject to the completion of the dividend-in-kind transaction announced earlier in the Company's news release of November 28, 2005.

Suite 401 – 750 West Pender St. Vancouver, BC, Canada V6C 2T8 T. 604.684.8894 F. 604.688.2180 www.capstonegold.com

ON BEHALF OF THE BOARD

"Darren M. Pylot"

President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Form 51-103F3
Material Change Report

1. Name and Address of Company

CAPSTONE GOLD CORP.
Suite 401-750 West Pender Street
Vancouver, BC V6C 2T8
Telephone: (604) 684-8894

2. Date of Material Change

December 1, 2005

3. News Release

December 1, 2005

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Darren Pylot, director, who may be contacted at the address and phone number listed in Item 1.

9. Date of Report
December 1, 2005.



CAPSTONE GOLD CORP

NEWS RELEASE

CAPSTONE ACQUIRES 90% INTEREST IN COZAMIN AND ENTERS INTO TRANSACTION AGREEMENTS WITH SILVERSTONE RESOURCES

Dated: December 1, 2005 **TSX: CSG**

VANCOUVER, B.C. – Capstone Gold Corp. (the "Company") is pleased to announce that it has earned a 90% interest in the Cozamin copper-silver-zinc project located in Zacatecas State, Mexico. The following agreements dated for reference November 30, 2005 have been executed:

Cozamin Option Exercise Agreement

An agreement, between the Company, Capstone Gold, S.A. de C.V. ("Capstone Mexico"), and Grupo Minero Bacis, S.A. de C.V. ("Bacis"), whereby Capstone Mexico has exercised its option to acquire a 90% interest in the Cozamin Project. As a 90% interest holder, Capstone has the following obligations,

- the assumption of indebtedness of US$675,000 plus interest (Libor plus 6%). It is expected that the remaining balance shall be retired by December 31, 2005; and
- when the Cozamin Project has achieved commercial production for six months, a US$1,000,000 cash payment or the equivalent value in Capstone common shares shall be paid to Bacis.

Bacis will retain a 1.5% NSR and a 10% carried interest. Following the completion of a feasibility study or such other studies comprising a feasibility study, Bacis' carried interest shall automatically convert to a 10% working interest and Bacis shall have the option of continuing to hold such working interest, converting such interest into a 1.5% NSR or selling its 10% interest to Capstone Mexico for the fair market value payable in cash or shares of the Company at the option of Capstone Mexico.

Assignment of Rights and Obligations Agreement

An agreement among Capstone Mexico, Silverstone Resources, S.A. de C.V. ("Silverstone Mexico"), a wholly owned subsidiary of the Company, and Bacis whereby Capstone Mexico has agreed to assign to Silverstone Mexico all rights and obligations of Capstone Mexico to acquire the interest in the Company's silver-gold exploration properties, the Copala, Claudia, Promontorio, Montoros and Martha properties (collectively, the "Exploration Properties"), and that upon regulatory approval, the Company and Capstone Mexico will assign their respective obligations required for the exercise of the option to acquire a 90% interest in the Exploration Properties to Silverstone Resources Corp. ("Silverstone Canada") and Silverstone Mexico. Pursuant to this restructuring, Silverstone and Silverstone Mexico have entered into an option agreement with Bacis to acquire the 90% interest in the Exploration Properties and the Company and Capstone Mexico have entered into an amended and restated option agreement with Bacis in regard of their respective interests in the Cozamin Property. The foregoing restructuring transactions shall be subject to the completion of the dividend-in-kind transaction announced earlier in the Company's news release of November 28, 2005.

ON BEHALF OF THE BOARD

"Darren M. Pylot"

President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.


RECEIVED
2007 JAN -4 A 5:15



CAPSTONE GOLD CORP

ADDITIONAL HIGH-GRADE DRILL RESULTS FROM THE COZAMIN COPPER-SILVER-ZINC PROJECT, ZACATECAS STATE, MEXICO

Dated: December 6, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report additional assay results from its phase III underground definition drilling program at the Cozamin copper-silver-zinc project located in Zacatecas, Mexico. Capstone released initial copper assay results in the news release dated November 25, 2005. Complete assay results including the unreported silver assays are summarized in the table below. Assay results for three additional holes are also reported. **These reported drill holes continue to confirm that the grade of copper mineralization increases with depth. The Mala Noche vein mineralization remains open along strike (E-W) and down dip.**

Highlights

- **CG-05-U75 - 5.6 meters grading 147.7 g/t silver and 8.3% copper**
- **CG-05-U78 - 11.2 meters grading 91.3 g/t silver and 3.3% copper**
- **CG-05-U84 - 5.6 meters grading 86.5 g/t silver and 4.0% copper**
- **CG-05-U94 - 9.8 meters grading 114.7 g/t silver and 6.0% copper**

Table 1. 2005 Cozamin Project – Drill Hole Intercepts

NQ Core Hole #	From (m)	To (m)	Interval (m)	*Intersection True Width(M)	Silver g/t	Copper %	Zinc %	Lead %	CuEq %
CG-05-U75	155.5	163.5	8.0	5.6	**147.7**	**8.3**	0.3	0.2	**8.7**
CG-05-U77	252.8	257.0	4.2	1.6	46.1	1.1	1.7	0.1	1.8
CG-05-U78	95.0	107.0	12.0	11.2	**91.3**	**3.3**	1.7	0.4	**4.0**
CG-05-U79	162.3	165.5	3.2	2.3	86.9	2.1	**2.8**	0.1	**3.2**
CG-05-U80	198.0	214.5	16.5	7.8	60.6	**3.1**	0.9	0.1	**3.5**
Including	205.0	214.5	9.5	4.5	83.0	**4.6**	1.0	0.1	**5.0**
CG-05-U81	107.0	110.8	3.8	2.6	81.1	**2.1**	0.3	0.1	**2.5**
and	129.3	135.0	5.7	3.9	81.3	**2.0**	0.1	0.9	2.4
CG-05-U82	188.3	197.0	8.7	4.5	pending	**2.9**	0.6	0.1	**2.9**
CG-05-U84	147.5	155.8	8.3	5.6	86.5	**4.0**	2.2	0.4	**4.8**
Including	148.0	150.5	2.5	1.7	**185.6**	**9.5**	0.3	0.1	**10.0**
CG-05-U85	176.8	185.0	8.3	3.6	78.2	2.1	1.5	0.1	**2.8**
Including	181.0	185.0	4.0	1.7	**110.4**	**3.4**	1.9	0.1	**4.3**
CG-05-U86	187.5	192.0	4.5	1.7	56.3	1.8	0.2	0.1	2.1
CG-05-U87	159.0	169.0	10.0	4.5	84.8	2.1	1.9	0.2	**2.9**
Including	162.5	166.5	4.0	1.8	**137.3**	**3.8**	2.2	0.4	**4.9**
CG-05-U88	181.5	193.0	11.5	5.4	**93.3**	**2.8**	1.6	0.1	**3.6**
including	184.8	189.0	4.2	2.0	**173.6**	**4.8**	1.3	0.2	**5.9**
CG-05-U94	286.0	303.5	17.5	9.8	**114.7**	**6.0**	1.1	0.1	**6.5**
Including	291.5	303.0	11.5	6.5	**141.6**	**7.7**	0.6	0.1	**8.2**

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the hole.
Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for lead and US$6.25/oz for silver. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

- The highlighted holes in Figure 1 (below) are not included in the current resource estimate and will be part of an updated resource estimate that will upgrade the previously reported inferred resources and add to the measured and indicated categories.

Figure 1: Underground Drill Hole Locations


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
UPPER ZONE
LOWER ZONE
HISTORICAL WORKINGS
COMPLETED SURFACE DRILL HOLES
COMPLETED UNDERGROUND DRILL HOLES
UNDERGROUND DRILL HOLES (ASSAYS PENDING)
UNDERGROUND PLANNED DRILL HOLES
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005
METERS

QA/QC Highlights

- Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.

- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 43.5 million shares outstanding. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD
"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Gold Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   December 6, 2005

3. **News Release**

   December 6, 2005

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   December 6, 2005



CAPSTONE GOLD CORP

ADDITIONAL HIGH-GRADE DRILL RESULTS FROM THE COZAMIN COPPER-SILVER-ZINC PROJECT, ZACATECAS STATE, MEXICO

Dated: December 6, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report additional assay results from its phase III underground definition drilling program at the Cozamin copper-silver-zinc project located in Zacatecas, Mexico. Capstone released initial copper assay results in the news release dated November 25, 2005. Complete assay results including the unreported silver assays are summarized in the table below. Assay results for three additional holes are also reported. **These reported drill holes continue to confirm that the grade of copper mineralization increases with depth. The Mala Noche vein mineralization remains open along strike (E-W) and down dip.**

Highlights

- **CG-05-U75 - 5.6 meters grading 147.7 g/t silver and 8.3% copper**
- **CG-05-U78 - 11.2 meters grading 91.3 g/t silver and 3.3% copper**
- **CG-05-U84 - 5.6 meters grading 86.5 g/t silver and 4.0% copper**
- **CG-05-U94 - 9.8 meters grading 114.7 g/t silver and 6.0% copper**

Table 1. 2005 Cozamin Project – Drill Hole Intercepts

NQ Core Hole #	From (m)	To (m)	Interval (m)	*Intersection True Width(M)	Silver g/t	Copper %	Zinc %	Lead %	CuEq %
CG-05-U75	155.5	163.5	8.0	5.6	**147.7**	**8.3**	0.3	0.2	**8.7**
CG-05-U77	252.8	257.0	4.2	1.6	46.1	1.1	1.7	0.1	1.8
CG-05-U78	95.0	107.0	12.0	11.2	**91.3**	**3.3**	1.7	0.4	**4.0**
CG-05-U79	162.3	165.5	3.2	2.3	86.9	2.1	**2.8**	0.1	**3.2**
CG-05-U80	198.0	214.5	16.5	7.8	60.6	**3.1**	0.9	0.1	**3.5**
Including	205.0	214.5	9.5	4.5	83.0	**4.6**	1.0	0.1	**5.0**
CG-05-U81	107.0	110.8	3.8	2.6	81.1	**2.1**	0.3	0.1	**2.5**
and	129.3	135.0	5.7	3.9	81.3	**2.0**	0.1	0.9	2.4
CG-05-U82	188.3	197.0	8.7	4.5	pending	**2.9**	0.6	0.1	**2.9**
CG-05-U84	147.5	155.8	8.3	5.6	86.5	**4.0**	2.2	0.4	**4.8**
Including	148.0	150.5	2.5	1.7	**185.6**	**9.5**	0.3	0.1	**10.0**
CG-05-U85	176.8	185.0	8.3	3.6	78.2	2.1	1.5	0.1	**2.8**
Including	181.0	185.0	4.0	1.7	**110.4**	**3.4**	1.9	0.1	**4.3**
CG-05-U86	187.5	192.0	4.5	1.7	56.3	1.8	0.2	0.1	2.1
CG-05-U87	159.0	169.0	10.0	4.5	84.8	2.1	1.9	0.2	**2.9**
Including	162.5	166.5	4.0	1.8	**137.3**	**3.8**	2.2	0.4	**4.9**
CG-05-U88	181.5	193.0	11.5	5.4	**93.3**	**2.8**	1.6	0.1	**3.6**
including	184.8	189.0	4.2	2.0	**173.6**	**4.8**	1.3	0.2	**5.9**
CG-05-U94	286.0	303.5	17.5	9.8	**114.7**	**6.0**	1.1	0.1	**6.5**
Including	291.5	303.0	11.5	6.5	**141.6**	**7.7**	0.6	0.1	**8.2**

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the hole.
Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for lead and US$6.25/oz for silver. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

- The highlighted holes in Figure 1 (below) are not included in the current resource estimate and will be part of an updated resource estimate that will upgrade the previously reported inferred resources and add to the measured and indicated categories.

Figure 1: Underground Drill Hole Locations


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
UPPER ZONE
LOWER ZONE
HISTORICAL WORKINGS
COMPLETED SURFACE DRILL HOLES
COMPLETED UNDERGROUND DRILL HOLES
UNDERGROUND DRILL HOLES (ASSAYS PENDING)
UNDERGROUND PLANNED DRILL HOLES
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005
METERS

QA/QC Highlights

- Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.

- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 43.5 million shares outstanding. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD
"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com




RECEIVED
2007 JAN -4 A 5:15

CAPSTONE GOLD CORP

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES.

CAPSTONE ANNOUNCES A $9.5 MILLION PRIVATE PLACEMENT AND THE SPIN-OUT OF ITS SILVER-GOLD PROJECTS IN A DIVIDEND-IN-KIND GOING PUBLIC TRANSACTION

Dated: November 28, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD CORP. ("Capstone") today announced that it has entered into an agreement with a syndicate of agents co-led by Pacific International Securities Ltd. and Salman Partners Inc., and including Toll Cross Securities Inc. (the "Agents"), to raise up to $9,500,000 by way of a best efforts private placement. The closing is anticipated to be on or before December 21, 2005. Proceeds of the offering will be used for the development of the Cozamin copper-silver-zinc mine in Mexico, to provide initial funding for the new precious metals company, and for general corporate purposes.

The agreement provides for the placement of up to 10,000,000 units ("Units") priced at $0.95 per Unit, with each Unit consisting of one common share and one common share purchase warrant. Each such warrant will be exercisable into one common share for three years from the closing date at an exercise price of $1.40. The Company has also granted the Agents an over-allotment option exercisable at any time prior to closing for up to an additional 3,000,000 Units. Capstone will pay the Agents a commission of 6.0% of the gross proceeds of the offering. The Agents may elect to receive up to 25% of this commission in Units. In addition, the Agents will receive compensation options equal in number to 6.0% of the number of Units sold under the offering including any Units sold pursuant to the over-allotment option, which will entitle the Agents to purchase one common share at an exercise price of $1.00 for a period of three years from closing. Capstone will also pay Pacific International a corporate finance fee of $15,000.

Capstone also announces a proposed dividend-in-kind transaction involving the transfer of the Company's portfolio of four silver-gold exploration properties to a new company, Silverstone Resources Corp. ("Silverstone") which shall be publicly traded and shall provide a mechanism for Capstone shareholders to realize the full market value of Capstone's silver-gold exploration projects. Capstone's management will now focus on building a base metals company through advancing the Cozamin Mine to production, through exploration directed at growing Cozamin's resource base, and through aggressively seeking new base metal projects that have synergies with Capstone's established asset base.

The proposed transaction includes the transfer of all of Capstone's silver-gold exploration properties to its wholly-owned subsidiary, Silverstone, in exchange for a convertible promissory note where Silverstone shall agree to reimburse Capstone for all option payments and expenditures incurred in regard of the foregoing silver exploration properties. The purchase price shall be paid pursuant to a convertible promissory note which shall become due and payable greater than 13 months after the date of securities regulatory approval of proposed dividend-in-kind transaction. The promissory note shall be convertible at the average of the closing trading prices of the Silverstone shares for their first five days of trading. Capstone will distribute units of Silverstone to Capstone shareholders subject to securities regulatory approval. Under the proposed dividend-in-kind, it is contemplated that each Capstone shareholder shall receive one unit of Silverstone for every three Capstone shares held on the record date.

Each such unit shall comprise one share of Silverstone and one-half of one transferable share purchase warrant, where one whole share purchase warrant may be exercised to purchase one additional share of Silverstone for one year from the commencement of trading. The exercise price will be set at a 50% premium to the average of the closing trading prices of the Silverstone shares for their first five days of trading. Silverstone will be initially financed by Capstone in the amount of $1,000,000 by way of long term convertible debt to meet Silverstone's exploration commitments for the first year.

A preliminary prospectus is currently being prepared and filing with Canadian securities regulators is anticipated within approximately the next 60 days. When the final prospectus has been accepted for filing, a record date shall be set for the distribution of the dividend-in-kind.

On completion of both this private placement and of the spin-out of Silverstone, Capstone intends to explore potential transactions with silver focused companies including Silverstone to maximize the value to Capstone shareholders of Cozamin's silver resource.

The Exploration Projects

Capstone has an option to earn a 90% interest subject to a 1.5% NSR in the following mineral projects located in Mexico (see January 27,2004 news release). The following table summarizes the historic mineral resources of the projects from the records of Grupo Minero Bacis S.A. de C.V., the optionor of the projects ("Bacis"). These resource estimates have been calculated by Bacis and are reported as historical resource estimates. The Company must verify these resources before current mineral resources can be reported.

Historic Measured & Indicated and Inferred Mineral Resources [1]

	Tonnes	**Grade g Ag/t**	**g Au/t**	**Total Contained (Oz Ag)**	**(Oz Au)**
Copala					
Measured & Indicated	719,220	246	1.9	5,264,769	41,595
Inferred	1,667,000	184	1.7	8,995,203	82,535
Claudia					
Measured & Indicated	130,056	199	3.8	756,073	14,157
Inferred	11,992,050	193	3.0	74,678,013	1,175,110
Promontorio					
Measured & Indicated	37,757	382	1.2	421,975	1,336
Inferred	1,100,000	370	1.2	11,907,396	37,795
Montoros					
Measured & Indicated	112,700	40	2.9	131,188	10,155
Inferred	8,790,120	34	3.5	14,386,963	1,118,986

[1] Capstone has not done the work necessary to verify the classification of the resource or reserve in regard of the foregoing projects. Capstone is not treating the foregoing historical estimates as a NI 43-101 defined resource or reserve verified by a qualified person and such historical estimates should not be relied upon.

- The Copala silver-gold project is located 60 km ENE of the city of Mazatlan, Sinaloa State, Mexico. Capstone is completing a Phase I, 2,500 m surface drill program distributed in 17 HQ core holes. Results for the first 2 drill holes have been reported in the October 20, 2005 news release (and in the table below) with assays pending on the unreported holes.

NQ Core Hole #	From (m)	To (m)	Intersection True Width	Au g/t	Ag g/t
CC-05-01	121.0	126.5	5.1	0.6	85.3
Including	123.5	125.8	2.1	1.1	157.1
CC-05-02	126.5	137.5	8.7	2.3	233.1
Including	126.5	128.8	1.8	**8.9**	**798.1**
Including	127.0	127.25	0.25	36.6	2,320.0
Including	127.50	127.75	0.25	16.8	1,745.0

- The Claudia gold-silver project is located 135 km NNW of Durango City, Durango State, Mexico. Capstone has completed a mapping and sampling program with a 2,500 m drill program scheduled for the first quarter in 2006.

- The Promontorio silver-gold project is located 140 km NNW of Durango City. A mapping and sampling program is planned for 2006.

- The Montoros gold-silver project is located 190 km NW of Durango City. A mapping and sampling program is planned for 2006.

Additional information on the exploration projects can be found on Capstone's web site www.capstonegold.com

Hugh Willson, Vice President of Exploration, a qualified person as defined by NI 43-101, has reviewed this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 44 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD
"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Gold Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   November 28, 2005

3. **News Release**

   November 28, 2005

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   November 28, 2005



CAPSTONE GOLD CORP

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES.

CAPSTONE ANNOUNCES A $9.5 MILLION PRIVATE PLACEMENT AND THE SPIN-OUT OF ITS SILVER-GOLD PROJECTS IN A DIVIDEND-IN-KIND GOING PUBLIC TRANSACTION

Dated: November 28, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD CORP. ("Capstone") today announced that it has entered into an agreement with a syndicate of agents co-led by Pacific International Securities Ltd. and Salman Partners Inc., and including Toll Cross Securities Inc. (the "Agents"), to raise up to $9,500,000 by way of a best efforts private placement. The closing is anticipated to be on or before December 21, 2005. Proceeds of the offering will be used for the development of the Cozamin copper-silver-zinc mine in Mexico, to provide initial funding for the new precious metals company, and for general corporate purposes.

The agreement provides for the placement of up to 10,000,000 units ("Units") priced at $0.95 per Unit, with each Unit consisting of one common share and one common share purchase warrant. Each such warrant will be exercisable into one common share for three years from the closing date at an exercise price of $1.40. The Company has also granted the Agents an over-allotment option exercisable at any time prior to closing for up to an additional 3,000,000 Units. Capstone will pay the Agents a commission of 6.0% of the gross proceeds of the offering. The Agents may elect to receive up to 25% of this commission in Units. In addition, the Agents will receive compensation options equal in number to 6.0% of the number of Units sold under the offering including any Units sold pursuant to the over-allotment option, which will entitle the Agents to purchase one common share at an exercise price of $1.00 for a period of three years from closing. Capstone will also pay Pacific International a corporate finance fee of $15,000.

Capstone also announces a proposed dividend-in-kind transaction involving the transfer of the Company's portfolio of four silver-gold exploration properties to a new company, Silverstone Resources Corp. ("Silverstone") which shall be publicly traded and shall provide a mechanism for Capstone shareholders to realize the full market value of Capstone's silver-gold exploration projects. Capstone's management will now focus on building a base metals company through advancing the Cozamin Mine to production, through exploration directed at growing Cozamin's resource base, and through aggressively seeking new base metal projects that have synergies with Capstone's established asset base.

The proposed transaction includes the transfer of all of Capstone's silver-gold exploration properties to its wholly-owned subsidiary, Silverstone, in exchange for a convertible promissory note where Silverstone shall agree to reimburse Capstone for all option payments and expenditures incurred in regard of the foregoing silver exploration properties. The purchase price shall be paid pursuant to a convertible promissory note which shall become due and payable greater than 13 months after the date of securities regulatory approval of proposed dividend-in-kind transaction. The promissory note shall be convertible at the average of the closing trading prices of the Silverstone shares for their first five days of trading.

Capstone will distribute units of Silverstone to Capstone shareholders subject to securities regulatory approval. Under the proposed dividend-in-kind, it is contemplated that each Capstone shareholder shall receive one unit of Silverstone for every three Capstone shares held on the record date. Each such unit shall comprise one share of Silverstone and one-half of one transferable share purchase warrant, where one whole share purchase warrant may be exercised to purchase one additional share of Silverstone for one year from the commencement of trading. The exercise price will be set at a 50% premium to the average of the closing trading prices of the Silverstone shares for their first five days of trading. Silverstone will be initially financed by Capstone in the amount of $1,000,000 by way of long term convertible debt to meet Silverstone's exploration commitments for the first year.

A preliminary prospectus is currently being prepared and filing with Canadian securities regulators is anticipated within approximately the next 60 days. When the final prospectus has been accepted for filing, a record date shall be set for the distribution of the dividend-in-kind.

On completion of both this private placement and of the spin-out of Silverstone, Capstone intends to explore potential transactions with silver focused companies including Silverstone to maximize the value to Capstone shareholders of Cozamin's silver resource.

The Exploration Projects

Capstone has an option to earn a 90% interest subject to a 1.5% NSR in the following mineral projects located in Mexico (see January 27,2004 news release). The following table summarizes the historic mineral resources of the projects from the records of Grupo Minero Bacis S.A. de C.V., the optionor of the projects ("Bacis"). These resource estimates have been calculated by Bacis and are reported as historical resource estimates. The Company must verify these resources before current mineral resources can be reported.

Historic Measured & Indicated and Inferred Mineral Resources [1]

	Tonnes	**Grade**		**Total Contained**	
		g Ag/t	**g Au/t**	**(Oz Ag)**	**(Oz Au)**
Copala					
Measured & Indicated	719,220	246	1.9	5,264,769	41,595
Inferred	1,667,000	184	1.7	8,995,203	82,535
Claudia					
Measured & Indicated	130,056	199	3.8	756,073	14,157
Inferred	11,992,050	193	3.0	74,678,013	1,175,110
Promontorio					
Measured & Indicated	37,757	382	1.2	421,975	1,336
Inferred	1,100,000	370	1.2	11,907,396	37,795
Montoros					
Measured & Indicated	112,700	40	2.9	131,188	10,155
Inferred	8,790,120	34	3.5	14,386,963	1,118,986

[1] Capstone has not done the work necessary to verify the classification of the resource or reserve in regard of the foregoing projects. Capstone is not treating the foregoing historical estimates as a NI 43-101 defined resource or reserve verified by a qualified person and such historical estimates should not be relied upon.

- The Copala silver-gold project is located 60 km ENE of the city of Mazatlan, Sinaloa State, Mexico. Capstone is completing a Phase 1, 2,500 m surface drill program distributed in 17 HQ core

holes. Results for the first 2 drill holes have been reported in the October 20, 2005 news release (and in the table below) with assays pending on the unreported holes.

NQ Core Hole #	From (m)	To (m)	Intersection True Width	Au g/t	Ag g/t
CC-05-01	121.0	126.5	5.1	0.6	85.3
Including	123.5	125.8	2.1	1.1	157.1
CC-05-02	126.5	137.5	8.7	2.3	233.1
Including	126.5	128.8	1.8	**8.9**	**798.1**
Including	127.0	127.25	0.25	36.6	2,320.0
Including	127.50	127.75	0.25	16.8	1,745.0

- The Claudia gold-silver project is located 135 km NNW of Durango City, Durango State, Mexico. Capstone has completed a mapping and sampling program with a 2,500 m drill program scheduled for the first quarter in 2006.

- The Promontorio silver-gold project is located 140 km NNW of Durango City. A mapping and sampling program is planned for 2006.

- The Montoros gold-silver project is located 190 km NW of Durango City. A mapping and sampling program is planned for 2006.

Additional information on the exploration projects can be found on Capstone's web site www.capstonegold.com

Hugh Willson, Vice President of Exploration, a qualified person as defined by NI 43-101, has reviewed this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 44 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD
"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com


RECEIVED
2007 JAN -4 A 5:15



CAPSTONE GOLD CORP

CAPSTONE INTERSECTS 8.0M OF 147.7 G/T SILVER AND 8.3% COPPER AT THE COZAMIN MINE, ZACATECAS STATE, MEXICO

Dated: November 25, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report copper assay results from 10 underground core holes at Capstone's Cozamin copper-silver-zinc mine located in Zacatecas, Mexico. The unreported silver values will be reported when the pending assays are received. These latest intercepts along with the intercepts reported on November 16, 2005 will be part of an updated resource estimate that will upgrade the previously reported inferred resources and add to the measured and indicated categories. **These reported drill holes continue to confirm that the grade of copper mineralization increases with depth. The Mala Noche vein mineralization remains open along strike (E-W) and down dip.**

Current Drill Results:

CG-05-U75 - 8.0 m grading 147.7 g/t Ag and 8.3% Cu
CG-05-U78 - 11.2 m grading 3.3% Cu
CG-05-U84 - 5.6 m grading 4.0% Cu

NQ Core Hole #	From (m)	To (m)	Interval (m)	*Intersection True Width	Ag g/t	Cu %	Zn %
CG-05-U75	155.5	163.5	8.0	5.6	**147.7**	**8.3**	0.3
CG-05-U77	252.8	257.0	4.2	1.6	pending	1.1	1.7
CG-05-U78	95.0	107.0	12.0	11.2	pending	**3.3**	1.7
CG-05-U79	162.3	165.5	3.2	2.3	86.9	2.1	2.8
CG-05-U80	198.0	214.5	16.5	7.8	pending	**2.9**	0.9
Including	205.0	214.5	9.5	4.5	pending	**4.2**	1.0
CG-05-U81	107.0	110.8	3.8	2.6	pending	2.1	0.3
and	129.3	135.0	5.7	3.9	pending	2.0	0.1
CG-05-U82	188.3	197.0	8.7	4.5	pending	**2.9**	0.6
CG-05-U84	147.5	155.8	8.3	5.6	pending	**4.0**	2.2
Including	148.0	150.5	2.5	1.7	pending	**9.5**	0.3
CG-05-U87	159.0	169.0	10.0	4.5	pending	2.1	1.9
Including	162.5	166.5	4.0	1.8	pending	**3.8**	2.2
CG-05-U88	181.5	193.0	11.5	5.4	pending	**2.8**	1.6
including	184.8	189.0	4.2	2.0	pending	**4.8**	1.3

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the hole.

- The highlighted holes on the attached longitudinal section were not included in the previous resource estimate and will be part of an updated resource estimate that will upgrade the previously reported inferred resources and add to the measured and indicated categories.
- A longitudinal section with current and previous drill hole pierce points and grades may be found on Capstone's website at www.capstonegold.com

Figure 1: Underground Drill Hole Locations


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
UPPER ZONE
LOWER ZONE
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005
HISTORICAL WORKINGS
COMPLETED SURFACE DRILL HOLES
COMPLETED UNDERGROUND DRILL HOLES
UNDERGROUND DRILL HOLES (ASSAYS PENDING)
UNDERGROUND PLANNED DRILL HOLES
METERS

QA/QC Highlights

- Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.

- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 40 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD
"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. Name and Address of Company

Capstone Gold Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. Date of Material Change

November 25, 2005

3. News Release

November 25, 2005

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. Date of Report
November 25, 2005



CAPSTONE GOLD CORP

CAPSTONE INTERSECTS 8.0M OF 147.7 G/T SILVER AND 8.3% COPPER AT THE COZAMIN MINE, ZACATECAS STATE, MEXICO

Dated: November 25, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report copper assay results from 10 underground core holes at Capstone's Cozamin copper-silver-zinc mine located in Zacatecas, Mexico. The unreported silver values will be reported when the pending assays are received. These latest intercepts along with the intercepts reported on November 16, 2005 will be part of an updated resource estimate that will upgrade the previously reported inferred resources and add to the measured and indicated categories. **These reported drill holes continue to confirm that the grade of copper mineralization increases with depth. The Mala Noche vein mineralization remains open along strike (E-W) and down dip.**

Current Drill Results:

CG-05-U75 - 8.0 m grading 147.7 g/t Ag and 8.3% Cu
CG-05-U78 - 11.2 m grading 3.3% Cu
CG-05-U84 - 5.6 m grading 4.0% Cu

NQ Core Hole #	From (m)	To (m)	Interval (m)	*Intersection True Width	Ag g/t	Cu %	Zn %
CG-05-U75	155.5	163.5	8.0	5.6	**147.7**	**8.3**	0.3
CG-05-U77	252.8	257.0	4.2	1.6	pending	1.1	1.7
CG-05-U78	95.0	107.0	12.0	11.2	pending	**3.3**	1.7
CG-05-U79	162.3	165.5	3.2	2.3	86.9	2.1	2.8
CG-05-U80	198.0	214.5	16.5	7.8	pending	**2.9**	0.9
Including	205.0	214.5	9.5	4.5	pending	**4.2**	1.0
CG-05-U81	107.0	110.8	3.8	2.6	pending	2.1	0.3
and	129.3	135.0	5.7	3.9	pending	2.0	0.1
CG-05-U82	188.3	197.0	8.7	4.5	pending	**2.9**	0.6
CG-05-U84	147.5	155.8	8.3	5.6	pending	**4.0**	2.2
Including	148.0	150.5	2.5	1.7	pending	**9.5**	0.3
CG-05-U87	159.0	169.0	10.0	4.5	pending	2.1	1.9
Including	162.5	166.5	4.0	1.8	pending	**3.8**	2.2
CG-05-U88	181.5	193.0	11.5	5.4	pending	**2.8**	1.6
including	184.8	189.0	4.2	2.0	pending	**4.8**	1.3

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the hole.

- The highlighted holes on the attached longitudinal section were not included in the previous resource estimate and will be part of an updated resource estimate that will upgrade the previously reported inferred resources and add to the measured and indicated categories.
- A longitudinal section with current and previous drill hole pierce points and grades may be found on Capstone's website at www.capstonegold.com

Figure 1: Underground Drill Hole Locations



W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
UPPER ZONE
LOWER ZONE
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005
HISTORICAL WORKINGS
COMPLETED SURFACE DRILL HOLES
COMPLETED UNDERGROUND DRILL HOLES
UNDERGROUND DRILL HOLES (ASSAYS PENDING)
UNDERGROUND PLANNED DRILL HOLES
METERS
CAPSTONE GOLD CORP

QA/QC Highlights

- Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.

- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 40 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD
"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com


RECEIVED
2007 JAN -4 A 5:15



CAPSTONE GOLD CORP

CAPSTONE CONTINUES TO INTERSECT HIGH GRADE COPPER MINERALIZATION AT THE COZAMIN MINE, ZACATECAS STATE, MEXICO

Dated: November 16, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report assay results from an additional 13 underground core holes at Capstone's Cozamin copper-silver-zinc mine located in Zacatecas, Mexico. **One-hundred definition drill holes have been completed with assays pending on the unreported 28 drill intercepts. These intercepts will be part of an updated resource estimate and will upgrade previously reported inferred resources and add to the measured and indicated categories.** These additional drill holes indicate that the grade of copper mineralization increases with depth. The Mala Noche vein mineralization remains open along strike (E-W) and down dip.

Current Drill Results:

CG-05-U70 - 6.8 m grading 113.6 g/t Ag and 4.5% Cu
CG-05-U71 - 5.0 m grading 78.9 g/t Ag and 4.2% Cu
CG-05-U72 - 3.8 m grading 190.8 g/t Ag, 5.4% Cu & 1.4% Zn
CG-05-U73 - 19.7 m grading 60.7 g/t Ag and 2.0% Cu
CG-05-U76 - 13.7 m grading 88.4 g/t Ag and 2.7% Cu

NQ Core Hole #	From (m)	To (m)	Interval (m)	Intersection True Width	Ag g/t	Cu %	Zn %
CG-05-U50	108.5	123.5	15.0	10.4	84.1	1.9	0.8
Including	116.0	123.5	7.5	5.2	**93.9**	**3.2**	0.4
CG-05-U61	181.5	193.0	11.5	5.3	40.5	**2.4**	0.2
Including	188.5	192.5	4.0	1.8	83.1	**4.8**	0.2
CG-05-U64	126.0	135.5	9.5	7.5	21.7	0.6	**5.9**
Including	129.5	132.0	2.5	2.0	48.4	1.6	0.6
CG-05-U67	142.3	148.5	6.2	4.2	54.2	1.8	0.3
Including	144.5	148.5	4.0	2.7	80.7	**2.7**	0.4
CG-05-U69	175.5	185.0	9.5	2.9	37.0	2.1	0.4
CG-05-U70	116.0	123.5	7.5	6.8	**113.6**	**4.5**	0.2
CG-05-U71	170.5	180.5	10.0	5.0	78.9	**4.2**	0.6
Including	170.5	175.5	5.0	2.5	**145.2**	**7.7**	0.7
CG-05-U72	167.5	174.5	7.0	3.8	**190.8**	**5.4**	1.4
Including	171.0	174.5	3.5	1.9	**219.6**	**8.5**	0.5
CG-05-U73	99.0	126.0	27.0	19.7	60.7	**2.0**	0.3
Including	102.0	106.7	4.7	3.4	**141.9**	**2.8**	1.0
CG-05-U74	50.5	54.5	4.0	4.0	**104.9**	**2.1**	2.7
CG-05-U76	72.5	91.5	19.0	13.7	88.4	**2.7**	0.8
Including	84.0	91.0	7.0	5.1	**115.1**	**4.0**	0.1

- Holes U57 and U63 intersected anomalous vein material but did not encounter strong mineralization.
- Partial assay results for U61 were reported in the September 27, 2005 news release.
- A longitudinal section with current and previous drill hole pierce points and grades may be found on Capstone's website at www.capstonegold.com

- See the July 6, August 3 and September 27, 2005 for previously reported drill intercepts.

Figure 1: Underground Drill Hole Locations

W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
SAN ERNESTO SHAFT
UPPER ZONE
LOWER ZONE
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005
HISTORICAL WORKINGS
COMPLETED SURFACE DRILL HOLES
COMPLETED UNDERGROUND DRILL HOLES
UNDERGROUND DRILL HOLES (ASSAYS PENDING)
UNDERGROUND PLANNED DRILL HOLES

A total of 13,500 meters of underground definition drilling has been completed (100 holes), with an additional 2,700 meters of deeper drilling (8 holes) planned to be completed by the end of January 2006. An updated resource estimate will be undertaken when the Phase III definition drilling program is complete.

QA/QC Highlights

- Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.

- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 40 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Gold Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   November 16, 2005

3. **News Release**

   November 16, 2005

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   November 16, 2005



CAPSTONE GOLD CORP

CAPSTONE CONTINUES TO INTERSECT HIGH GRADE COPPER MINERALIZATION AT THE COZAMIN MINE, ZACATECAS STATE, MEXICO

Dated: November 16, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report assay results from an additional 13 underground core holes at Capstone's Cozamin copper-silver-zinc mine located in Zacatecas, Mexico. **One-hundred definition drill holes have been completed with assays pending on the unreported 26 drill intercepts. These intercepts will be part of an updated resource estimate and will upgrade previously reported inferred resources and add to the measured and indicated categories.** These additional drill holes indicate that the grade of copper mineralization increases with depth. The Mala Noche vein mineralization remains open along strike (E-W) and down dip.

Current Drill Results:

CG-05-U70 - 6.8 m grading 113.6 g/t Ag and 4.5% Cu
CG-05-U71 - 5.0 m grading 78.9 g/t Ag and 4.2% Cu
CG-05-U72 - 3.8 m grading 190.8 g/t Ag, 5.4% Cu & 1.4% Zn
CG-05-U73 - 19.7 m grading 60.7 g/t Ag and 2.0% Cu
CG-05-U76 - 13.7 m grading 88.4 g/t Ag and 2.7% Cu

NQ Core Hole #	From (m)	To (m)	Interval (m)	Intersection True Width	Ag g/t	Cu %	Zn %
CG-05-U50	108.5	123.5	15.0	10.4	84.1	1.9	0.8
Including	116.0	123.5	7.5	5.2	**93.9**	**3.2**	0.4
CG-05-U61	181.5	193.0	11.5	5.3	40.5	**2.4**	0.2
Including	188.5	192.5	4.0	1.8	83.1	**4.8**	0.2
CG-05-U64	126.0	135.5	9.5	7.5	21.7	0.6	**5.9**
Including	129.5	132.0	2.5	2.0	48.4	1.6	0.6
CG-05-U67	142.3	148.5	6.3	4.2	54.2	1.8	0.3
Including	144.5	148.5	4.0	2.7	80.7	**2.7**	0.4
CG-05-U69	175.5	185.0	9.5	2.9	37.0	2.1	0.4
CG-05-U70	116.0	123.5	7.5	6.8	**113.6**	**4.5**	0.2
CG-05-U71	170.5	180.5	10.0	5.0	78.9	**4.2**	0.6
Including	170.5	175.5	5.0	2.5	**145.2**	**7.7**	0.7
CG-05-U72	167.5	174.5	7.0	3.8	**190.8**	**5.4**	1.4
Including	171.0	174.5	3.5	1.9	**219.6**	**8.5**	0.5
CG-05-U73	99.0	126.0	27.0	19.7	60.7	**2.0**	0.3
Including	102.0	106.7	4.7	3.4	**141.9**	**2.8**	1.0
CG-05-U74	50.5	54.5	4.0	4.0	**104.9**	**2.1**	2.7
CG-05-U76	72.5	91.5	19.0	13.7	88.4	**2.7**	0.8
Including	84.0	91.0	7.0	5.1	**115.1**	**4.0**	0.1

- Holes U57 and U63 intersected anomalous vein material but did not encounter strong mineralization.
- Partial assay results for U61 were reported in the September 27, 2005 news release.

- A longitudinal section with current and previous drill hole pierce points and grades may be found on Capstone's website at www.capstonegold.com
- See the July 6, August 3 and September 27, 2005 for previously reported drill intercepts.

Figure 1: Underground Drill Hole Locations


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
UPPER ZONE
LOWER ZONE
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005

A total of 13,500 meters of underground definition drilling has been completed (100 holes), with an additional 2,700 meters of deeper drilling (8 holes) planned to be completed by the end of January 2006. An updated resource estimate will be

QA/QC Highlights

- Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.

- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 40 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com




RECEIVED
2007 JAN -4 A 5:16

CAPSTONE GOLD CORP

NEWS RELEASE

INITIAL RESOURCE ESTIMATES FOR COZAMIN COPPER-SILVER-ZINC MINE, ZACATECAS STATE, MEXICO

Dated: November 15, 2005 **TSX: CSG**

Highlights

- **Initial independent resource estimate completed for Cozamin copper-silver-zinc mine.**

- **Cozamin mine resource estimate at a 1.5% copper equivalent[(1)] cut-off grade totals:**

  - **Measured category: 650,000 tonnes containing 26.1 million pounds of copper and 1.8 million ounces of silver;**

  - **Indicated category: 2.74 million tonnes containing 103.3 million pounds of copper and 6.2 million ounces of silver;**

  - **Inferred category: 4.2 million tonnes containing 139.8 million pounds of copper and 7.8 million ounces of silver.**

An initial current resource estimate for the Cozamin mine has been completed by independent qualified person Gary H. Giroux, P.Eng., MASc., of Giroux Consultants Ltd., of Vancouver, B.C. The resource estimate was based on a three dimensional geologic model of the mineralization utilizing over 25,000 meters of drilling in 37 surface and 66 underground core holes. Also, 48 underground channel samples were included in the model. Grades for the model were estimated using ordinary kriging procedures and mineralization was composited on 2 meter intervals with high-grade samples capped using lognormal probability plots.

The resource estimate includes Measured and Indicated resource of 3.4 million tonnes grading 73.5 g/t silver, 1.7% copper, 1.4% zinc and 0.7% lead and containing 129.4 million pounds of copper and 8.0 million ounces of silver at a 1.5% copper equivalent cut-off grade. The inferred resource totals 4.2 million tonnes grading 57.7 g/t silver, 1.5% copper, 1.5% zinc and 0.3% lead containing 139.8 million pounds of copper and 7.8 million ounces of silver at a 1.5% copper equivalent cut-off grade.

The following Summary Tables 1, 2 and 3 show overall project resource estimates at incremental copper equivalent cut-offs of 1.2%, 1.5%, and 2.0% respectively. Copper equivalent grades are based both on assumed metal prices and estimated recoveries based on extensive metallurgical test data from the Cozamin mine (see Note 1 below).

Table 1: TOTAL MEASURED RESOURCES – COZAMIN MINE

Cut-Off	Size	Grade						*Million lbs.	*Million Ozs
CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
1.20	770,000	1.66	1.27	0.82	78.94	0.08	2.40	28.18	1.95
1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60	26.09	1.78
2.00	440,000	2.16	1.36	0.98	97.67	0.07	3.01	20.96	1.38

Table 2: TOTAL INDICATED RESOURCES – COZAMIN MINE

Cut-Off	Size	Grade						*Million lbs.	*Million Ozs
CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
1.20	3,480,000	1.51	1.36	0.60	64.53	0.06	2.19	115.87	7.22
1.50	2,740,000	1.71	1.38	0.63	70.68	0.06	2.42	103.31	6.23
2.00	1,740,000	2.09	1.34	0.65	79.74	0.05	2.81	80.19	4.46

Table 3: TOTAL INFERRED RESOURCES – COZAMIN MINE

Cut-Off	Size	Grade						*Million lbs.	*Million Ozs
CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
1.20	5,490,000	1.34	1.43	0.27	53.82	0.06	1.95	162.21	9.50
1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14	139.84	7.79
2.00	2,230,000	1.90	1.33	0.21	66.10	0.04	2.52	93.43	4.74

Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for lead and US$6.25/oz for silver. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

Full resource tables related to the above totals for the initial resource estimate are available on the Company's website www.capstonegold.com.

The phase I, II and III drill programs and sampling protocol were completed with oversight by qualified person Hugh Willson, Vice President of Exploration for Capstone. A quality control and assurance protocol was utilized on the project including blank and reference samples with each batch of assays. Capstone's drill samples were assayed by SGS Mineral Services in Toronto, Ont., ALS Chemex Labs in Vancouver, B.C., and BSI Inspectorate Labs in Reno, Nevada. The independent resource estimation was done by qualified person Gary H. Giroux, P.Eng., MASc., of Giroux Consultants Ltd. A detailed 43-101 compliant technical report on this resource estimate will be co-authored by qualified persons Dr. Peter A. Christopher, PhD., P.Eng., of Peter Chrisopher & Associates Inc., and Mr. Giroux. The report will be available on the Company's web site and www.sedar.com within 30 days.

2005-06 Cozamin Development Program

Capstone is completing its phase III underground definition drill program. Previously reported underground drill holes CG-05-U01 to U64, U69 and U70 were included in this initial resource estimate. **Capstone has drilled 99 underground holes to date, with a further 6 holes planned as part of the current phase III program. Assays are pending on the unreported holes and will be reported when they are available to Capstone. An updated resource estimate will be undertaken in 2006 after completion of the phase III program.** Capstone has presently drilled over 30,000 meters from surface and underground. Underground

development includes over 1,500 meters of crosscuts, surface and underground access ramps and 19 drill stations. The San Roberto Mine sector has been dewatered and rehabilitated down to the previously operated level 9. In the past 8 weeks, 170 m of drifting to the east on level 9 have been completed. An additional 400 m of drifting, planned for level 9, are expected to be completed by the end of February, 2006. Ramping to the future level 10, 60 m below level 9, has been started with the rehabilitation of a previous ramp and the driving of 160 m of new ramp in the past 9 weeks. By December 2005, this ramp to level 10 is planned to be completed and additional working faces will be established by drifting east and west on level 10. This ramp will also be extended down to level 10.5 where loading pockets will be constructed to the extended shaft. Two points of attack have been established for the main San Ernesto decline utility ramp from surface. The portal for the ramp has been completed and 150 m of down-ramp have been driven. From underground, 250 m of up-ramp above level 8 have been rehabilitated and 15 m driven. The completion of this surface utility ramp is planned for the end of February, 2006. Detailed engineering and procurement for the process plant upgrade to an initial 1,000 tpd is underway with construction activities beginning in December in the crushing and grinding areas.

Capstone is currently completing studies that it deems appropriate for the further development of the project. These studies will outline the planned yearly production levels, capital and operating costs, environmental plans and tailings dam expansions, as well as detailed metallurgy and production timelines.

ABOUT CAPSTONE

Capstone is a mineral exploration and development company focused on five advanced projects in Mexico. Capstone has approximately 40 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Gold Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   November 15, 2005

3. **News Release**

   November 15, 2005

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   November 15, 2005



CAPSTONE GOLD CORP

NEWS RELEASE

INITIAL RESOURCE ESTIMATES FOR COZAMIN COPPER-SILVER-ZINC MINE, ZACATECAS STATE, MEXICO

Dated: November 15, 2005 **TSX:CSG**

Highlights

- **Initial independent resource estimate completed for Cozamin copper-silver-zinc mine.**
- **Cozamin mine resource estimate at a 1.5% copper equivalent[(1)] cut-off grade totals:**
    - **Measured category: 650,000 tonnes containing 26.1 million pounds of copper and 1.8 million ounces of silver;**
    - **Indicated category: 2.74 million tonnes containing 103.3 million pounds of copper and 6.2 million ounces of silver;**
    - **Inferred category: 4.2 million tonnes containing 139.8 million pounds of copper and 7.8 million ounces of silver.**

An initial current resource estimate for the Cozamin mine has been completed by independent qualified person Gary H. Giroux, P.Eng., MASc., of Giroux Consultants Ltd., of Vancouver, B.C. The resource estimate was based on a three dimensional geologic model of the mineralization utilizing over 25,000 meters of drilling in 37 surface and 66 underground core holes. Also, 48 underground channel samples were included in the model. Grades for the model were estimated using ordinary kriging procedures and mineralization was composited on 2 meter intervals with high-grade samples capped using lognormal probability plots.

The resource estimate includes Measured and Indicated resource of 3.4 million tonnes grading 73.5 g/t silver, 1.7% copper, 1.4% zinc and 0.7% lead and containing 129.4 million pounds of copper and 8.0 million ounces of silver at a 1.5% copper equivalent cut-off grade. The inferred resource totals 4.2 million tonnes grading 57.7 g/t silver, 1.5% copper, 1.5% zinc and 0.3% lead containing 139.8 million pounds of copper and 7.8 million ounces of silver at a 1.5% copper equivalent cut-off grade.

The following Summary Tables 1, 2 and 3 show overall project resource estimates at incremental copper equivalent cut-offs of 1.2%, 1.5%, and 2.0% respectively. Copper equivalent grades are based both on assumed metal prices and estimated recoveries based on extensive metallurgical test data from the Cozamin mine (see Note 1 below).

Table 1: TOTAL MEASURED RESOURCES – COZAMIN MINE

Cut-Off	Size	Grade						*Million lbs.	*Million Ozs
CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
1.20	770,000	1.66	1.27	0.82	78.94	0.08	2.40	28.18	1.95
1.50	650,000	1.82	1.29	0.87	85.28	0.08	2.60	26.09	1.78
2.00	440,000	2.16	1.36	0.98	97.67	0.07	3.01	20.96	1.38

Table 2: TOTAL INDICATED RESOURCES – COZAMIN MINE

Cut-Off	Size	Grade						*Million lbs.	*Million Ozs
CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
1.20	3,480,000	1.51	1.36	0.60	64.53	0.06	2.19	115.87	7.22
1.50	2,740,000	1.71	1.38	0.63	70.68	0.06	2.42	103.31	6.23
2.00	1,740,000	2.09	1.34	0.65	79.74	0.05	2.81	80.19	4.46

Table 3: TOTAL INFERRED RESOURCES – COZAMIN MINE

Cut-Off	Size	Grade						*Million lbs.	*Million Ozs
CuEq %	M Tonnes	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)	Au (g/t)	CuEQ %	Cu	Ag
1.20	5,490,000	1.34	1.43	0.27	53.82	0.06	1.95	162.21	9.50
1.50	4,200,000	1.51	1.46	0.27	57.69	0.06	2.14	139.84	7.79
2.00	2,230,000	1.90	1.33	0.21	66.10	0.04	2.52	93.43	4.74

Note: (1) Copper equivalent calculations use metal prices of US$1.25/lb for copper, US$0.50/lb for zinc, US$0.38 for lead and US$6.25/oz for silver. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = 94%, Zinc Recovery = 66%, Lead Recovery = 30% and Silver Recovery = 75%. * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

Full resource tables related to the above totals for the initial resource estimate are available on the Company's website www.capstonegold.com.

The phase I, II and III drill programs and sampling protocol were completed with oversight by qualified person Hugh Willson, Vice President of Exploration for Capstone. A quality control and assurance protocol was utilized on the project including blank and reference samples with each batch of assays. Capstone's drill samples were assayed by SGS Mineral Services in Toronto, Ont., ALS Chemex Labs in Vancouver, B.C., and BSI Inspectorate Labs in Reno, Nevada. The independent resource estimation was done by qualified person Gary H. Giroux, P.Eng., MASc., of Giroux Consultants Ltd. A detailed 43-101 compliant technical report on this resource estimate will be co-authored by qualified persons Dr. Peter A. Christopher, PhD., P.Eng., of Peter Chrisopher & Associates Inc., and Mr. Giroux. The report will be available on the Company's web site and www.sedar.com within 30 days.

2005-06 Cozamin Development Program

Capstone is completing its phase III underground definition drill program. Previously reported underground drill holes CG-05-U01 to U64, U69 and U70 were included in this initial resource estimate. **Capstone has drilled 99 underground holes to date, with a further 6 holes planned as part of the current phase III program. Assays are pending on the unreported holes and will be reported when they are available to**

Capstone. An updated resource estimate will be undertaken in 2006 after completion of the phase III program. Capstone has presently drilled over 30,000 meters from surface and underground. Underground development includes over 1,500 meters of crosscuts, surface and underground access ramps and 19 drill stations. The San Roberto Mine sector has been dewatered and rehabilitated down to the previously operated level 9. In the past 8 weeks, 170 m of drifting to the east on level 9 have been completed. An additional 400 m of drifting, planned for level 9, are expected to be completed by the end of February, 2006. Ramping to the future level 10, 60 m below level 9, has been started with the rehabilitation of a previous ramp and the driving of 160 m of new ramp in the past 9 weeks. By December 2005, this ramp to level 10 is planned to be completed and additional working faces will be established by drifting east and west on level 10. This ramp will also be extended down to level 10.5 where loading pockets will be constructed to the extended shaft. Two points of attack have been established for the main San Ernesto decline utility ramp from surface. The portal for the ramp has been completed and 150 m of down-ramp have been driven. From underground, 250 m of up-ramp above level 8 have been rehabilitated and 15 m driven. The completion of this surface utility ramp is planned for the end of February, 2006. Detailed engineering and procurement for the process plant upgrade to an initial 1,000 tpd is underway with construction activities beginning in December in the crushing and grinding areas.

Capstone is currently completing studies that it deems appropriate for the further development of the project. These studies will outline the planned yearly production levels, capital and operating costs, environmental plans and tailings dam expansions, as well as detailed metallurgy and production timelines.

ABOUT CAPSTONE

Capstone is a mineral exploration and development company focused on five advanced projects in Mexico. Capstone has approximately 40 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com





CAPSTONE GOLD CORP

UPDATE ON THE COZAMIN COPPER-SILVER-ZINC MINE DEVELOPMENT IN ZACATECAS STATE, MEXICO

Dated: October 21, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report current development progress for its Cozamin copper-silver-zinc project located in Zacatecas State, Mexico.

Highlights

- Extensive metallurgical testing has demonstrated recovery rates for copper are 94%, silver 75%, and zinc 65%.
- Giroux Consulting Ltd. is undertaking a current resource study that is expected within 30 days.
- Underground definition and exploration drilling continue to define additional resources within the San Roberto mine.
- Capstone has completed the required expenditures to earn its 90% interest in the project.

Capstone has completed 18,000 m (37 core holes) of surface exploration and 12,000 m (92 core holes) of underground definition drilling. Assays are pending on the unreported holes CG-05-U63 to U92. To date, a total of 30,000 meters, distributed in 129 core holes, have been drilled within the San Roberto sector. An additional 4,000 m (12 holes) will be drilled in areas with successful exploration intercepts by January 2006.

The San Roberto Mine has been dewatered and rehabilitated down to the previously operated level 9. In the past 8 weeks, 150 m of drifting to the east on level 9 have been completed. In preparation for mining the level 9 east stope area, drifting and sampling in the vein have been initiated. An additional 400 m of drifting planned for level 9 is expected to be completed by February, 2006.

Ramping to the future level 10, 60 m below level 9, has been started with the rehabilitation of a previous ramp and the driving of 140 m of new ramp in the past 8 weeks. By the end of December 2005, this ramp to level 10 is planned to be completed and additional working faces will be established by drifting east and west on level 10. This ramp will also be extended down to level 10.5.

Two points of attack have been established for the main San Ernesto decline ramp from surface. The portal for the ramp has been completed and 80 m of down-ramp have been driven. From underground, 250 m of up-ramp above level 8 have been rehabilitated and 15 m driven. The completion of this surface ramp is planned for the end of January, 2006.

Capstone management anticipates a production decision for the Cozamin mine subsequent to the following:

- Completion of an independent current resource study that is expected within 30 days.
- Completion of any in-house studies, or such other studies by qualified engineering personnel that the Company deems to be appropriate and prudent.
- Completion of financing needed for additional underground development and capital expenditures.

The following constitutes material information required to be disclosed which the Company has compiled in the course of its current preparation of its in-house studies. Readers are cautioned that until the Company has completed its 43-101 resource study and any in-house studies, or such other studies by qualified engineering personnel that the Company deems to be appropriate and prudent, it is premature and speculative to define any production scenario or operating plan. Further, there is a risk that notwithstanding the completion of such studies, a positive production decision may be unsupported.

From April to August 2005, extensive metallurgical tests were completed by Process Research Associates, Inc. of Vancouver, B.C. This work included locked cycle tests which reported metallurgical recoveries of 94% for copper, 75% for silver, and 65% for zinc. A letter of intent, defining treatment and freight charges for Cozamin concentrates, has been negotiated between Capstone and a smelting company subject to the required additional financing and a positive production decision.

On August 29, 2005, Capstone received a conditional acceptance on the Manifesto de Impacto Ambiental ("MIA") which is the required environmental impact assessment document filed with regulatory authorities in Mexico. Final acceptance of the MIA is subject to the acceptance of a risk mitigation plan which will be filed by the end of October, 2005.

A long term lease securing surface land concessions was signed with the local land owners on July 17, 2005, and is in effect until June 2014.

Capstone has completed all the terms under the January 21, 2004 option agreement with Minero Grupo Bacis, S.A., de C.V. ("Bacis") to earn a 90% interest in the Cozamin project, subject to a 1.5% NSR. Specifically, the Company has completed the following:

- Making a cash payment of US$250,000 (paid).
- Spending a minimum US$5 million in exploration and development costs. (Approximately US$8 million has been spent to date).
- Issuing 3 million common shares of Capstone to Bacis (issued).
- Assuming a debt in the amount of US$1,775,000 payable to Fideicomiso De Fomento Minero ("FIFOMI") payable by December 31, 2005. Capstone has repaid US$1,100,000 with a balance of US$675,000 due on or before December 31, 2005. This amount is subject to an interest rate of Libor plus 6%.

Bacis has the option to maintain a 10% working interest in the project or convert its 10% interest to a 1.5% NSR.

At Capstone's election, six months after commercial production has commenced, the Company is obligated to pay Bacis US$1 million in cash or an equivalent amount of Capstone common shares.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 40 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Gold Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   October 21, 2005

3. **News Release**

   October 21, 2005

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   October 21, 2005



CAPSTONE GOLD CORP

UPDATE ON THE COZAMIN COPPER-SILVER-ZINC MINE DEVELOPMENT IN ZACATECAS STATE, MEXICO

Dated: October 21, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report current development progress for its Cozamin copper-silver-zinc project located in Zacatecas State, Mexico.

Highlights

- Extensive metallurgical testing has demonstrated recovery rates for copper are 94%, silver 75%, and zinc 65%.
- Giroux Consulting Ltd. is undertaking a current resource study that is expected within 30 days.
- Underground definition and exploration drilling continue to define additional resources within the San Roberto mine.
- Capstone has completed the required expenditures to earn its 90% interest in the project.

Capstone has completed 18,000 m (37 core holes) of surface exploration and 12,000 m (92 core holes) of underground definition drilling. Assays are pending on the unreported holes CG-05-U63 to U92. To date, a total of 30,000 meters, distributed in 129 core holes, have been drilled within the San Roberto sector. An additional 4,000 m (12 holes) will be drilled in areas with successful exploration intercepts by January 2006.

The San Roberto Mine has been dewatered and rehabilitated down to the previously operated level 9. In the past 8 weeks, 150 m of drifting to the east on level 9 have been completed. In preparation for mining the level 9 east stope area, drifting and sampling in the vein have been initiated. An additional 400 m of drifting planned for level 9 is expected to be completed by February, 2006.

Ramping to the future level 10, 60 m below level 9, has been started with the rehabilitation of a previous ramp and the driving of 140 m of new ramp in the past 8 weeks. By the end of December 2005, this ramp to level 10 is planned to be completed and additional working faces will be established by drifting east and west on level 10. This ramp will also be extended down to level 10.5.

Two points of attack have been established for the main San Ernesto decline ramp from surface. The portal for the ramp has been completed and 80 m of down-ramp have been driven. From underground, 250 m of up-ramp above level 8 have been rehabilitated and 15 m driven. The completion of this surface ramp is planned for the end of January, 2006.

Capstone management anticipates a production decision for the Cozamin mine subsequent to the following:

- Completion of an independent current resource study that is expected within 30 days.
- Completion of any in-house studies, or such other studies by qualified engineering personnel that the Company deems to be appropriate and prudent.
- Completion of financing needed for additional underground development and capital expenditures.

The following constitutes material information required to be disclosed which the Company has compiled in the course of its current preparation of its in-house studies. Readers are cautioned that until the Company has completed its 43-101 resource study and any in-house studies, or such other studies by qualified engineering personnel that the

Company deems to be appropriate and prudent, it is premature and speculative to define any production scenario or operating plan. Further, there is a risk that notwithstanding the completion of such studies, a positive production decision may be unsupported.

From April to August 2005, extensive metallurgical tests were completed by Process Research Associates, Inc. of Vancouver, B.C. This work included locked cycle tests which reported metallurgical recoveries of 94% for copper, 75% for silver, and 65% for zinc. A letter of intent, defining treatment and freight charges for Cozamin concentrates, has been negotiated between Capstone and a smelting company subject to the required additional financing and a positive production decision.

On August 29, 2005, Capstone received a conditional acceptance on the Manifesto de Impacto Ambiental ("MIA") which is the required environmental impact assessment document filed with regulatory authorities in Mexico. Final acceptance of the MIA is subject to the acceptance of a risk mitigation plan which will be filed by the end of October, 2005.

A long term lease securing surface land concessions was signed with the local land owners on July 17, 2005, and is in effect until June 2014.

Capstone has completed all the terms under the January 21, 2004 option agreement with Minero Grupo Bacis, S.A., de C.V. ("Bacis") to earn a 90% interest in the Cozamin project, subject to a 1.5% NSR. Specifically, the Company has completed the following:

- Making a cash payment of US$250,000 (paid).
- Spending a minimum US$5 million in exploration and development costs. (Approximately US$8 million has been spent to date).
- Issuing 3 million common shares of Capstone to Bacis (issued).
- Assuming a debt in the amount of US$1,775,000 payable to Fideicomiso De Fomento Minero ("FIFOMI") payable by December 31, 2005. Capstone has repaid US$1,100,000 with a balance of US$675,000 due on or before December 31, 2005. This amount is subject to an interest rate of Libor plus 6%.

Bacis has the option to maintain a 10% working interest in the project or convert its 10% interest to a 1.5% NSR.

At Capstone's election, six months after commercial production has commenced, the Company is obligated to pay Bacis US$1 million in cash or an equivalent amount of Capstone common shares.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 40 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com



CAPSTONE GOLD CORP

CAPSTONE RE-ISSUES COPALA DRILL RESULTS

Dated: October 20, 2005 **TSX:CSG**

VANCOUVER, B.C. – Capstone Gold Corp. ("Capstone") announces that further to its news release of September 29, 2005 and as a result of a review by the British Columbia Securities Commission, the Company announces its initial assay results from its Copala Silver-Gold project located 60 km ENE of the city of Mazatlan, Sinaloa State, Mexico. These first two holes are from the ongoing Phase I, 2,500 m surface drill program. Capstone is exploring the Animas-Refugio vein peripheral to the historic workings of the San Carlos Mine with 14 HQ core holes.

NQ Core Hole #	From (m)	To (m)	Intersection True Width	Au g/t	Ag g/t
CC-05-01	121.0	126.5	5.1	0.6	85.3
Including	123.5	125.8	2.1	1.1	157.1
CC-05-02	126.5	137.5	8.7	2.3	233.1
Including	126.5	128.8	1.8	**8.9**	**798.1**
Including	127.0	127.25	0.25	36.6	2,320.0
Including	127.50	127.75	0.25	16.8	1,745.0

These drill holes successively cut the Animas-Refugio vein at 30 m and 75 m down dip from the historical workings. Hole CC-05-01 was diminished by strong faulting. Hole CC-05-02 showed the Animas-Refugio quartz vein in this intercept to have a true thickness in excess of 10 m.

Hole CC-05-03 has cut the vein 100 meters below the second hole in the same E-W cross section as holes one and two. The true thickness of the vein increased to 18 m. Assays from this hole are anticipated in October 2005.

The Copala project (5,149 ha) is easily accessible by a paved highway from Mazatlan There are several NW striking epithermal veins within the project over an E-W distance of 10 km. These veins have strike lengths varying from 2 to 4 km within the project. Exploration by the previous operator, Grupo Minero Bacis SA de CV ("Bacis") included mapping, underground and surface sampling, drifting and drilling. A total of 3,200 m of drilling by Bacis was completed on the Animas-Refugio vein structure producing drill intercepts of up to 11.8 g/t gold and 2,534 g/t silver over 3.2 m. A summary of the Bacis drilling is presented below along with a longitudinal section of the Animas-Refugio vein showing the pierce points of the Bacis drill holes.

Diagram


NW
A B
SE
B'
ANIMAS MINE
EL MUERTO MINE
CLEMENS MINE
FAVOURABLE ZONE
FAVOURABLE ZONE
0 200 400 m
EXPLANATION
MEASURED
INDICATED
INFERRED RESOURCES
UNDERGROUND MINE WORKINGS
DIAMOND DRILL HOLE
170701 CHIP SAMPLE
COPALA PROJECT
ANIMAS-REFUGIO VEIN
LONGITUDINAL SECTION SHOWING THE FAVOURABLE ZONE
THE RESOURCES AND DIAMOND DRILL HOLES DONE BY BACIS

DDH No.	WIDTH	GOLD	SILVER
	m	g/t	
ARS-1	8.26	1.34	134
ARS-2	3.23	11.63	2534
ARS-3	4.40	3.98	1059
ARS-4	1.29	1.40	109
ARS-5	0.97	0.65	58
ARS-6	14.00	0.34	0.64
ARS-7	5.25	1.03	126
ARS-8	1.2	2.13	77
ARS-9	2.06	9.63	66
ARS-10	2.60	2.79	402
ARS-11	0.45	[illegible]	[illegible]
ARS-12	3.40	0	3
ARS-13	0.76	0.56	188
ARS-14	1.05	0.27	13
ARS-15	1.10	2.40	1007
ARS-16	2.05	0.6	83
ARS-17	10.35	0	4
ARS-18	6.40	0	5
ARS-19	1.45	0.95	165
ARS-20	3.00	0.27	36
ARS-21	3.60	0	7

The San Carlos Mine workings have a strike length of 300 m and are developed over a vertical range of 125 m. Underground channel sampling by Bacis in the 1990's indicates that in the lowest levels of the mine, the Animas-Refugio vein averaged 4.5 m in true width and graded more than 2.5 g/t Au and 300 g/t Ag. As shown in the longitudinal section, the San Carlos Mine lies at the south end of a 2 km long section of the Animas-Refugio vein that has 3 other areas of historic underground workings within a contiguous block of claims controlled by Capstone.

In the San Carlos Mine area, the Animas-Refugio vein strikes N-S and dips at 60 degrees to the west. The quartz-pyrite vein is hosted by argillized and silicified quartz diorite and andesite. Topographically, the San Carlos Mine is the highest of 7 zones of historic mine workings on the Animas-Refugio vein. These first drill results have given Capstone management confidence that the strong silver and gold mineralization sampled by Bacis extends to depth.

The Phase I drill program is scheduled to be completed in November 2005.

Capstone has an option to earn a 90% interest in the Copala project by spending US$1,000,000 on exploration and development costs, subject to a 1.5% N.S.R.

Samples were assayed by ALS Chemex in Vancouver. Duplicate pulp and core samples have been sent to BSi Inspectorate in Reno Nevada.

Hugh Willson, Vice President of Exploration for Capstone and a qualified person under NI 43-101, has supervised the Copala Project from its inception.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 40 million shares outstanding and is well financed with no long-term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

Capstone Gold Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

October 20, 2005

3. **News Release**

October 20, 2005

4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. **Full Description of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
October 20, 2005



CAPSTONE GOLD CORP

CAPSTONE RE-ISSUES COPALA DRILL RESULTS

Dated: October 20, 2005 **TSX:CSG**

VANCOUVER, B.C. – Capstone Gold Corp. ("Capstone") announces that further to its news release of September 29, 2005 and as a result of a review by the British Columbia Securities Commission, the Company announces its initial assay results from its Copala Silver-Gold project located 60 km ENE of the city of Mazatlan, Sinaloa State, Mexico. These first two holes are from the ongoing Phase I, 2,500 m surface drill program. Capstone is exploring the Animas-Refugio vein peripheral to the historic workings of the San Carlos Mine with 14 HQ core holes.

NQ Core Hole #	From (m)	To (m)	Intersection True Width	Au g/t	Ag g/t
CC-05-01	121.0	126.5	5.1	0.6	85.3
Including	123.5	125.8	2.1	1.1	157.1
CC-05-02	126.5	137.5	8.7	2.3	233.1
Including	126.5	128.8	1.8	**8.9**	**798.1**
Including	127.0	127.25	0.25	36.6	2,320.0
Including	127.50	127.75	0.25	16.8	1,745.0

These drill holes successively cut the Animas-Refugio vein at 30 m and 75 m down dip from the historical workings. Hole CC-05-01 was diminished by strong faulting. Hole CC-05-02 showed the Animas-Refugio quartz vein in this intercept to have a true thickness in excess of 10 m.

Hole CC-05-03 has cut the vein 100 meters below the second hole in the same E-W cross section as holes one and two. The true thickness of the vein increased to 18 m. Assays from this hole are anticipated in October 2005.

The Copala project (5,149 ha) is easily accessible by a paved highway from Mazatlan There are several NW striking epithermal veins within the project over an E-W distance of 10 km. These veins have strike lengths varying from 2 to 4 km within the project. Exploration by the previous operator, Grupo Minero Bacis SA de CV ("Bacis") included mapping, underground and surface sampling, drifting and drilling. A total of 3,200 m of drilling by Bacis was completed on the Animas-Refugio vein structure producing drill intercepts of up to 11.8 g/t gold and 2,534 g/t silver over 3.2 m. A summary of the Bacis drilling is presented below along with a longitudinal section of the Animas-Refugio vein showing the pierce points of the Bacis drill holes.

Diagram


NW
A B
SE
B'
ANIMAS MINE
EL MUERTO MINE
CLEMENS MINE
FAVOURABLE ZONE
FAVOURABLE ZONE
0 200 400 m
EXPLANATION
MEASURED
INDICATED
INFERRED RESOURCES
UNDERGROUND MINE WORKINGS
DIAMOND DRILL HOLE
CHIP SAMPLE

DDH No.	WIDTH m	GOLD g/t	SILVER g/t
ARS-1	6.26	1.34	134
ARS-2	3.20	11.83	2534
ARS-3	4.40	3.88	1059
ARS-4	1.29	1.40	109
ARS-5	0.97	0.65	58
ARS-6	14.00	0.31	[illegible]
ARS-7	5.25	1.03	128
ARS-8	1.2	2.13	77
ARS-9	2.05	9.63	66
ARS-10	2.60	2.79	402
ARS-11	0.40	0.56	1.3
ARS-12	3.43	[illegible]	5
ARS-13	0.75	0.58	150
ARS-14	1.05	0.27	13
ARS-15	1.10	2.49	1007
ARS-16	2.05	[illegible]	33
ARS-17	10.25	[illegible]	[illegible]
ARS-18	8.40	0	6
ARS-19	1.45	0.36	[illegible]
ARS-20	3.80	0.27	[illegible]
ARS-21	3.60	0	7

COPALA PROJECT
ANIMAS-REFUGIO VEIN
LONGITUDINAL SECTION SHOWING THE FAVOURABLE ZONE
THE RESOURCES AND DIAMOND DRILL HOLES DONE BY BACIS

The San Carlos Mine workings have a strike length of 300 m and are developed over a vertical range of 125 m. Underground channel sampling by Bacis in the 1990's indicates that in the lowest levels of the mine, the Animas-Refugio vein averaged 4.5 m in true width and graded more than 2.5 g/t Au and 300 g/t Ag. As shown in the longitudinal section, the San Carlos Mine lies at the south end of a 2 km long section of the Animas-Refugio vein that has 3 other areas of historic underground workings within a contiguous block of claims controlled by Capstone.

In the San Carlos Mine area, the Animas-Refugio vein strikes N-S and dips at 60 degrees to the west. The quartz-pyrite vein is hosted by argillized and silicified quartz diorite and andesite. Topographically, the San Carlos Mine is the highest of 7 zones of historic mine workings on the Animas-Refugio vein. These first drill results have given Capstone management confidence that the strong silver and gold mineralization sampled by Bacis extends to depth.

The Phase I drill program is scheduled to be completed in November 2005.

Capstone has an option to earn a 90% interest in the Copala project by spending US$1,000,000 on exploration and development costs, subject to a 1.5% N.S.R.

Samples were assayed by ALS Chemex in Vancouver. Duplicate pulp and core samples have been sent to BSi Inspectorate in Reno Nevada.

Hugh Willson, Vice President of Exploration for Capstone and a qualified person under NI 43-101, has supervised the Copala Project from its inception.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. Capstone has approximately 40 million shares outstanding and is well financed with no long-term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com




RECEIVED
2007 JAN -4 A 5: 16

CAPSTONE GOLD CORP

Dated: October 20, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD announces:

As a result of a review by the British Columbia Securities Commission, the Company advises as follows to clarify its disclosure: Investors are cautioned not to rely on historical resource estimates which should not be used for an economic analysis of the Cozamin project. Further references to "resources" or "reserves" contained in any third party reports are not current resources or reserves as defined under National Instrument 43-101 and should also not be relied upon. The Company has not yet completed a preliminary feasibility study demonstrating the economic viability of the Cozamin project.

The Company will not be making any production decision with respect to its Cozamin project before establishing current mineral resources and completing such other studies by qualified engineering personnel that the Company deems to be appropriate and prudent . Prior to the completion of that work it would be speculative to contemplate any specific production scenario or operating plan. Once completed, the resource studies and analysis may not support a production decision.

The Company further advises that it has filed a 43-101F1 technical report dated December 14, 2004 and amended October 19, 2005 in regard of the Cozamin project which has been amended to include the historical inferred resource estimates previously reported in the Company' technical report on the Cozamin project dated November 25, 2003.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

   Capstone Gold Corp.
   Suite 401 – 750 West Pender St.
   Vancouver, BC V6C 2T8
   T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

   October 20, 2005

3. **News Release**

   October 20, 2005

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release.

5. **Full Description of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. **Executive Officer**

   Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
   October 20, 2005



CAPSTONE GOLD CORP

Dated: October 20, 2005 **TSX:CSG**

VANCOUVER, B.C. – CAPSTONE GOLD announces:

As a result of a review by the British Columbia Securities Commission, the Company advises as follows to clarify its disclosure: Investors are cautioned not to rely on historical resource estimates which should not be used for an economic analysis of the Cozamin project. Further references to "resources" or "reserves" contained in any third party reports are not current resources or reserves as defined under National Instrument 43-101 and should also not be relied upon. The Company has not yet completed a preliminary feasibility study demonstrating the economic viability of the Cozamin project.

The Company will not be making any production decision with respect to its Cozamin project before establishing current mineral resources and completing such other studies by qualified engineering personnel that the Company deems to be appropriate and prudent . Prior to the completion of that work it would be speculative to contemplate any specific production scenario or operating plan. Once completed, the resource studies and analysis may not support a production decision.

The Company further advises that it has filed a 43-101F1 technical report dated December 14, 2004 and amended October 19, 2005 in regard of the Cozamin project which has been amended to include the historical inferred resource estimates previously reported in the Company' technical report on the Cozamin project dated November 25, 2003.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com


RECEIVED



CAPSTONE GOLD CORP

CAPSTONE CUTS BONANZA GRADES AT ITS COPALA SILVER-GOLD PROJECT, SINALOA STATE, MEXICO

Dated: September 29, 2005 **TSX:CSG**

VANCOUVER, B.C. – Capstone Gold Corp. ("Capstone") is strongly encouraged by initial assay results from its Copala Silver-Gold project located 60 km ENE of the city of Mazatlan, Sinaloa State, Mexico. These first two holes are from the ongoing Phase I, 2,500 m surface drill program. Capstone is exploring the Animas-Refugio vein peripheral to the historic workings of the San Carlos Mine with 14 HQ core holes.

NQ Core Hole #	From (m)	To (m)	Intersection True Width	Au g/t	Ag g/t
CC-05-01	121.0	126.5	5.1	0.6	85.3
Including	123.5	125.8	2.1	1.1	157.1
CC-05-02	126.5	137.5	8.7	2.3	233.1
Including	126.5	128.8	1.8	**8.9**	**798.1**

These drill holes successively cut the Animas-Refugio vein at 30 m and 75 m down dip from the historical workings. Hole CC-05-01 was diminished by strong faulting. **Hole CC-05-02 showed the Animas-Refugio quartz vein to have a true thickness in excess of 10 m and to host bonanza grade mineralization exceeding 75 ounces per tonne silver and 1 ounce per tonne gold.**

Hole CC-05-03 has cut the vein 100 meters below the second hole in the same E-W cross section as holes one and two. The true thickness of the vein increased to 18 m. Assays from this hole are anticipated in October 2005.

The Copala project (5,149 ha) is easily accessible by a paved highway from Mazatlan There are several NW striking epithermal veins within the project over an E-W distance of 10 km. These veins have strike lengths varying from 2 to 4 km within the project. Exploration by the previous operator, Grupo Minero Bacis SA de CV ("Bacis") included mapping, underground and surface sampling, drifting and drilling. A total of 3,200 m of drilling by Bacis was completed on the Animas-Refugio vein structure producing drill intercepts of up to 11.8 g/t gold and 2,534 g/t silver over 3.2 m.

The San Carlos Mine workings have a strike length of 300 m and are developed over a vertical range of 125 m. Underground channel sampling by Bacis in the 1990's indicates that in the lowest levels of the mine, the Animas-Refugio vein averaged 4.5 m in true width and graded more than 2.5 g/t Au and 300 g/t Ag. The San Carlos Mine lies at the south end of a 2 km long section of the Animas-Refugio vein that has 3 other areas of historic underground workings within a contiguous block of claims controlled by Capstone.

In the San Carlos Mine area, the Animas-Refugio vein strikes N-S and dips at 60 degrees to the west. The quartz-pyrite vein is hosted by argillized and silicified quartz diorite and andesite. Topographically, the San Carlos Mine is the highest of 7 zones of historic mine workings on the Animas-Refugio vein. These first drill results have given Capstone management confidence that the strong silver and gold mineralization sampled by Bacis extends to depth.

Suite 401 – 750 West Pender St. Vancouver, BC, Canada V6C 2T8 T. 604.684.8894 F. 604.688.2180
www.capstonegold.com

The Phase I drill program is scheduled to be completed in November 2005.

Capstone has an option to earn a 90% interest in the Copala project by spending US$1,000,000 on exploration and development costs, subject to a 1.5% N.S.R.

Samples were assayed by ALS Chemex in Vancouver. Duplicate pulp and core samples have been sent to BSi Inspectorate in Reno Nevada.

Hugh Willson, Vice President of Exploration for Capstone and a qualified person under NI 43-101, has supervised the Copala Project from its inception.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. All of the projects have existing tonnage and grade defined by underground workings. Cozamin is the most advanced of these projects and is being readied for production in 2006. Capstone has approximately 40 million shares outstanding and is well financed with no long-term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. **Name and Address of Company**

Capstone Gold Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. **Date of Material Change**

September 29, 2005

3. **News Release**

September 29, 2005

4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. **Full Description of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officer**

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. **Date of Report**
September 29, 2005



CAPSTONE GOLD CORP

CAPSTONE CUTS BONANZA GRADES AT ITS COPALA SILVER-GOLD PROJECT, SINALOA STATE, MEXICO

Dated: September 29, 2005 **TSX:CSG**

VANCOUVER, B.C. – Capstone Gold Corp. ("Capstone") is strongly encouraged by initial assay results from its Copala Silver-Gold project located 60 km ENE of the city of Mazatlan, Sinaloa State, Mexico. These first two holes are from the ongoing Phase I, 2,500 m surface drill program. Capstone is exploring the Animas-Refugio vein peripheral to the historic workings of the San Carlos Mine with 14 HQ core holes.

NQ Core Hole #	From (m)	To (m)	Intersection True Width	Au g/t	Ag g/t
CC-05-01	121.0	126.5	5.1	0.6	85.3
Including	123.5	125.8	2.1	1.1	157.1
CC-05-02	126.5	137.5	8.7	2.3	233.1
Including	126.5	128.8	1.8	**8.9**	**798.1**

These drill holes successively cut the Animas-Refugio vein at 30 m and 75 m down dip from the historical workings. Hole CC-05-01 was diminished by strong faulting. **Hole CC-05-02 showed the Animas-Refugio quartz vein to have a true thickness in excess of 10 m and to host bonanza grade mineralization exceeding 75 ounces per tonne silver and 1 ounce per tonne gold.**

Hole CC-05-03 has cut the vein 100 meters below the second hole in the same E-W cross section as holes one and two. The true thickness of the vein increased to 18 m. Assays from this hole are anticipated in October 2005.

The Copala project (5,149 ha) is easily accessible by a paved highway from Mazatlan There are several NW striking epithermal veins within the project over an E-W distance of 10 km. These veins have strike lengths varying from 2 to 4 km within the project. Exploration by the previous operator, Grupo Minero Bacis SA de CV ("Bacis") included mapping, underground and surface sampling, drifting and drilling. A total of 3,200 m of drilling by Bacis was completed on the Animas-Refugio vein structure producing drill intercepts of up to 11.8 g/t gold and 2,534 g/t silver over 3.2 m.

The San Carlos Mine workings have a strike length of 300 m and are developed over a vertical range of 125 m. Underground channel sampling by Bacis in the 1990's indicates that in the lowest levels of the mine, the Animas-Refugio vein averaged 4.5 m in true width and graded more than 2.5 g/t Au and 300 g/t Ag. The San Carlos Mine lies at the south end of a 2 km long section of the Animas-Refugio vein that has 3 other areas of historic underground workings within a contiguous block of claims controlled by Capstone.

In the San Carlos Mine area, the Animas-Refugio vein strikes N-S and dips at 60 degrees to the west. The quartz-pyrite vein is hosted by argillized and silicified quartz diorite and andesite. Topographically, the San Carlos Mine is the highest of 7 zones of historic mine workings on the Animas-Refugio vein. These first drill results have given Capstone management confidence that the strong silver and gold mineralization sampled by Bacis extends to depth.

The Phase I drill program is scheduled to be completed in November 2005.

Capstone has an option to earn a 90% interest in the Copala project by spending US$1,000,000 on exploration and development costs, subject to a 1.5% N.S.R.

Samples were assayed by ALS Chemex in Vancouver. Duplicate pulp and core samples have been sent to BSi Inspectorate in Reno Nevada.

Hugh Willson, Vice President of Exploration for Capstone and a qualified person under NI 43-101, has supervised the Copala Project from its inception.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. All of the projects have existing tonnage and grade defined by underground workings. Cozamin is the most advanced of these projects and is being readied for production in 2006. Capstone has approximately 40 million shares outstanding and is well financed with no long-term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com


RECEIVED
2007 JAN -4 A 5:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE



CAPSTONE GOLD CORP

CAPSTONE INTERSECTS 12 METERS GRADING 193.2 G/T SILVER AND 3.4% COPPER AT COZAMIN, ZACATECAS STATE, MEXICO

Dated: September 27, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report results from an additional 21 underground core holes at the Cozamin Copper-Silver-Zinc deposit located in Zacatecas, Mexico. Eighty-one definition drill holes have been completed to date with assays pending on the unreported holes. Results from these deeper holes confirm and exceed the results obtained during surface exploration. High grade mineralization in the Mala Noche vein is open to the east, west, and down dip.

Highlights:

CG-05-U45 - 10.5 meters grading 106.6 g/t Ag, 2.9% Cu & 1.3% Zn
CG-05-U46 - 12.0 meters grading 193.2 g/t Ag, 3.4% Cu & 1.0% Zn
CG-05-U54 - 7.7 meters grading 70.6 g/t Ag and 3.9% Cu
CG-05-U62 - 16.2 meters grading 90.2 g/t Ag and 3.3% Cu

NQ Core Hole #	From (m)	To (m)	Intersection True Width	Ag g/t	Cu %	Zn %	Pb %	Zone
CG-05-U40	143.3	149.3	3.8	75.9	2.4	**2.9**	0.1	Lower
CG-05-U42	123.5	132.3	6.7	52.5	1.5	1.5	0.6	Lower
CG-05-U43	129.3	134.3	3.1	81.2	2.7	0.5	0.1	Lower
CG-05-U44	110.0	115.3	3.6	58.8	**2.1**	0.1		Lower
CG-05-U45	114.0	127.0	**10.5**	**106.6**	**2.9**	1.3	0.3	Lower
Including	114.5	120.5	**4.9**	**151.7**	**3.4**	2.4	0.7	
CG-05-U46	113.5	128.8	**12.0**	**193.2**	**3.4**	1.0	1.8	Lower
Including	120.8	126.8	**4.7**	**360.9**	**5.9**	0.5	3.2	
CG-05-U47	104.0	112.8	7.2	46.4	1.8	0.1		Lower
Including	108.3	112.3	3.3	78.0	3.1	0.1		
CG-05-U48	141.3	155.0	11.3	93.4	2.0	0.7	0.9	Lower
CG-U05-51	93.8	96.8	2.8	54.3	1.3	0.1	0.1	Upper
CG-05-U52	115.5	122.0	5.5	34.1	1.0	**5.1**	0.2	Lower
CG-05-U53	170.0	179.8	2.3	98.7	2.0	1.6	0.9	Lower
CG-05-U54	169.0	184.5	7.7	70.6	**3.9**	0.1		Lower
Including	177.5	184.0	3.2	**114.4**	**6.7**	0.2		
CG-05-U55	77.5	80.5	2.0	47.5	0.3	3.0	0.9	Upper
CG-05-U56	54.0	59.0	4.8	100.2	1.3	3.5	0.4	Upper
CG-05-U58	67.3	79.0	7.9	96.3	2.4	2.9	0.2	Upper
Including	74.5	79.0	3.0	**175.4**	**4.6**	2.2	0.1	
CG-05-U59	60.5	64.0	2.7	54.5	1.2	**4.5**	0.4	Upper
CG-05-U60	75.5	79.3	2.0	145.5	1.6	**5.2**	**4.9**	Upper
CG-05-U61	134.8	138.0	1.5	**212.7**	1.8	**3.6**	**19.0**	Lower
CG-05-U62	122.0	147.0	**16.2**	**90.2**	**3.3**	0.8	0.2	Lower
Including	127.5	137.0	**6.1**	**123.0**	**5.0**	0.4		

- Holes U41and U49 intersected the vein and were anomalous but did not encounter strong mineralization.
- Assay results for U50 and U57 have not been received from the laboratory.

Suite 401 – 750 West Pender St. Vancouver, BC, Canada V6C 2T8 T. 604.684.8894 F. 604.688.2180 www.capstonegold.com

- 4 drill rigs are currently underground, a total of 9,000 meters of definition drilling has been drilled to date (81 holes), with an additional 9,000 meters of deeper drilling (29 holes) planned to be completed by December 2005.
- Underground drifting to the east on level 9 is now in the mineralized vein. Drifting will continue for an additional 400 meters.
- An underground decline ramp to extend down from level 9 (at 2214 elevation) to the future level 10 (at elevation 2154) has been completed to the 2180 elevation level 34 meters down. This ramp is expected to be completed to the level 10 level by mid December 2005.
- The portal of the San Ernesto surface ramp has been prepared, and the ramp to level 8 has advanced 30 meters.
- A construction and operating team has been assembled to design and supervise mine development, plant rehabilitation and tailings dam expansion.

Capstone anticipates completing the current 18,000 m underground definition drill program by the end of December 2005. A geological model is currently being constructed by qualified person Gary Giroux as a basis for a 43-101 compliant resources estimate to be completed by the year end.

Figure 1 Underground Drill Hole Locations


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
UPPER ZONE
LOWER ZONE
Level 9
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005
HISTORICAL WORKINGS
COMPLETED SURFACE DRILL HOLES
COMPLETED UNDERGROUND DRILL HOLES
UNDERGROUND DRILL HOLES (ASSAYS PENDING)
UNDERGROUND PLANNED DRILL HOLES
CAPSTONE GOLD CORP

A longitudinal section with current and previous drill hole pierce points and grades may be found on Capstone's website at www.capstonegold.com

Drill results from the initial holes CG-05-U01 to U20 and U21 to U39 were reported in the July 6 and August 3, 2005 news releases.

Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.

Copala Silver-Gold Project

Elsewhere, drilling is underway on the Copala Silver- Gold Project located near the city of Mazatlan, Mexico. This phase I drill program will consist of about 2,500 meters distributed in 14 core holes. To date, the first 3 holes have intersected the Animas-Refugio vein beneath the historical workings of the San Carlos mine. Initial assay results will be reported in early October 2005.

Hugh Willson, Vice President of Exploration for Capstone, a qualified person under NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. All of the projects have existing tonnage and grade defined by underground workings. Cozamin is the most advanced of these projects and is being readied for production in 2006. Capstone has approximately 40 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com

Form 51-103F3
Material Change Report

1. Name and Address of Company

Capstone Gold Corp.
Suite 401 – 750 West Pender St.
Vancouver, BC V6C 2T8
T: (604)684.8894 F: (604)688.2180

2. Date of Material Change

September 27, 2005

3. News Release

September 27, 2005

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release.

5. Full Description of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Please see the attached news release

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Daren Pylot, President & CEO, who may be contacted at the address and phone number listed in Item 1**.

9. Date of Report
September 27, 2005



CAPSTONE GOLD CORP

CAPSTONE INTERSECTS 12 METERS GRADING 193.2 G/T SILVER AND 3.4% COPPER AT COZAMIN, ZACATECAS STATE, MEXICO

Dated: September 27, 2005 **TSX: CSG**

VANCOUVER, B.C. – CAPSTONE GOLD is pleased to report results from an additional 21 underground core holes at the Cozamin Copper-Silver-Zinc deposit located in Zacatecas, Mexico. Eighty-one definition drill holes have been completed to date with assays pending on the unreported holes. Results from these deeper holes confirm and exceed the results obtained during surface exploration. High grade mineralization in the Mala Noche vein is open to the east, west, and down dip.

Highlights:

CG-05-U45 - 10.5 meters grading 106.6 g/t Ag, 2.9% Cu & 1.3% Zn
CG-05-U46 - 12.0 meters grading 193.2 g/t Ag, 3.4% Cu & 1.0% Zn
CG-05-U54 - 7.7 meters grading 70.6 g/t Ag and 3.9% Cu
CG-05-U62 - 16.2 meters grading 90.2 g/t Ag and 3.3% Cu

NQ Core Hole #	From (m)	To (m)	Intersection True Width	Ag g/t	Cu %	Zn %	Pb %	Zone
CG-05-U40	143.3	149.3	3.8	75.9	2.4	**2.9**	0.1	Lower
CG-05-U42	123.5	132.3	6.7	52.5	1.5	1.5	0.6	Lower
CG-05-U43	129.3	134.3	3.1	81.2	2.7	0.5	0.1	Lower
CG-05-U44	110.0	115.3	3.6	58.8	**2.1**	0.1		Lower
CG-05-U45	114.0	127.0	**10.5**	**106.6**	**2.9**	1.3	0.3	Lower
Including	114.5	120.5	**4.9**	**151.7**	**3.4**	2.4	0.7	
CG-05-U46	113.5	128.8	**12.0**	**193.2**	**3.4**	1.0	1.8	Lower
Including	120.8	126.8	**4.7**	**360.9**	**5.9**	0.5	3.2	
CG-05-U47	104.0	112.8	7.2	46.4	1.8	0.1		Lower
Including	108.3	112.3	3.3	78.0	3.1	0.1		
CG-05-U48	141.3	155.0	11.3	93.4	2.0	0.7	0.9	Lower
CG-U05-51	93.8	96.8	2.8	54.3	1.3	0.1	0.1	Upper
CG-05-U52	115.5	122.0	5.5	34.1	1.0	**5.1**	0.2	Lower
CG-05-U53	170.0	179.8	2.3	98.7	2.0	1.6	0.9	Lower
CG-05-U54	169.0	184.5	7.7	70.6	**3.9**	0.1		Lower
Including	177.5	184.0	3.2	**114.4**	**6.7**	0.2		
CG-05-U55	77.5	80.5	2.0	47.5	0.3	3.0	0.9	Upper
CG-05-U56	54.0	59.0	4.8	100.2	1.3	3.5	0.4	Upper
CG-05-U58	67.3	79.0	7.9	96.3	2.4	2.9	0.2	Upper
Including	74.5	79.0	3.0	**175.4**	**4.6**	2.2	0.1	
CG-05-U59	60.5	64.0	2.7	54.5	1.2	**4.5**	0.4	Upper
CG-05-U60	75.5	79.3	2.0	145.5	1.6	**5.2**	**4.9**	Upper
CG-05-U61	134.8	138.0	1.5	**212.7**	1.8	**3.6**	**19.0**	Lower
CG-05-U62	122.0	147.0	**16.2**	**90.2**	**3.3**	0.8	0.2	Lower
Including	127.5	137.0	**6.1**	**123.0**	**5.0**	0.4		

- Holes U41and U49 intersected the vein and were anomalous but did not encounter strong mineralization.
- Assay results for U50 and U57 have not been received from the laboratory.

Suite 401 – 750 West Pender St. Vancouver, BC, Canada V6C 2T8 T. 604.684.8894 F. 604.688.2180 www.capstonegold.com

- 4 drill rigs are currently underground, a total of 9,000 meters of definition drilling has been drilled to date (81 holes), with an additional 9,000 meters of deeper drilling (29 holes) planned to be completed by December 2005.
- Underground drifting to the east on level 9 is now in the mineralized vein. Drifting will continue for an additional 400 meters.
- An underground decline ramp to extend down from level 9 (at 2214 elevation) to the future level 10 (at elevation 2154) has been completed to the 2180 elevation level 34 meters down. This ramp is expected to be completed to the level 10 level by mid December 2005.
- The portal of the San Ernesto surface ramp has been prepared, and the ramp to level 8 has advanced 30 meters.
- A construction and operating team has been assembled to design and supervise mine development, plant rehabilitation and tailings dam expansion.

Capstone anticipates completing the current 18,000 m underground definition drill program by the end of December 2005. A geological model is currently being constructed by qualified person Gary Giroux as a basis for a 43-101 compliant resources estimate to be completed by the year end.

Figure 1 Underground Drill Hole Locations


W
E
LONGITUDINAL SECTION (ORIENTED 75° E)
SAN ROBERTO SHAFT
Level 9
UPPER ZONE
LOWER ZONE
HISTORICAL WORKINGS
COMPLETED SURFACE DRILL HOLES
COMPLETED UNDERGROUND DRILL HOLES
UNDERGROUND DRILL HOLES (ASSAYS PENDING)
UNDERGROUND PLANNED DRILL HOLES
COZAMIN PROJECT
SAN ROBERTO MINE
UNDERGROUND
DRILL PROGRAM 2005
METERS

A longitudinal section with current and previous drill hole pierce points and grades may be found on Capstone's website at www.capstonegold.com

Drill results from the initial holes CG-05-U01 to U20 and U21 to U39 were reported in the July 6 and August 3, 2005 news releases.

Sample preparation was conducted by SGS Lakefield Laboratories ("SGS") in Durango, Mexico and assays were completed by SGS in Toronto, Canada. Duplicate pulps, duplicates from sample rejects, blanks, standards and duplicate core samples were assayed by SGS and ALS Chemex in Vancouver, Canada.

Copala Silver-Gold Project

Elsewhere, drilling is underway on the Copala Silver- Gold Project located near the city of Mazatlan, Mexico. This phase I drill program will consist of about 2,500 meters distributed in 14 core holes. To date, the first 3 holes have intersected the Animas-Refugio vein beneath the historical workings of the San Carlos mine. Initial assay results will be reported in early October 2005.

Hugh Willson, Vice President of Exploration for Capstone, a qualified person under NI 43-101, supervised and directed all work associated with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a mineral exploration company focused on the exploration and development of five advanced projects in Mexico. All of the projects have existing tonnage and grade defined by underground workings. Cozamin is the most advanced of these projects and is being readied for production in 2006. Capstone has approximately 40 million shares outstanding and is well financed with no long term debt. More information is available online at: www.capstonegold.com.

ON BEHALF OF THE BOARD

"Darren M. Pylot"
President & CEO

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonegold.com